As filed with the Securities and Exchange Commission on April 28, 2016

No. 333-207523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESTPORT INNOVATIONS INC.

(Exact name of registrant as specified in its charter)

Alberta	3537	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Suite 101, 1750 West 75th Avenue

Vancouver, British Columbia

Canada V6P 6G2

(604) 718-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

USA

(212) 590-9070

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Gordon Caplan Matthew J. Guercio Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 USA	Bruce Hibbard Bennett Jones LLP 4500 Bankers Hall East 855 2nd Street SW Calgary, AB T2P 4K7 Canada

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed transaction described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Shares, par value $0.001	55,716,987	N/A	$94,993,725.75	$9,565.87 (4)

(1)	Represents the maximum number of common shares of the registrant to be issued to holders of shares of common stock of Fuel Systems Solutions, Inc. (“Fuel Systems”) in connection with the proposed merger of Fuel Systems with and into a wholly-owned subsidiary of the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended (the “Securities Act”). The proposed aggregate maximum offering price was calculated based upon the market value of shares of Fuel Systems common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) as follows: (i) the product of (A) $5.25, the average of the high and low price per share of Fuel Systems common stock on the NASDAQ Stock Market on April 26, 2016 and (B) 18,094,043, the maximum possible number of shares of Fuel Systems common stock that may be cancelled and exchanged in the merger.
(3)	Computed in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 28, 2016

[●], 2016

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Each of the boards of directors of Westport Innovations Inc. (“Westport”) and Fuel Systems Solutions, Inc. (“Fuel Systems”) has approved a strategic transaction for the combination of Westport and Fuel Systems as described below (the “merger”).

Fuel Systems is sending you this document to invite you to attend a special meeting of Fuel Systems stockholders being held to vote on the merger and to ask you to vote at the special meeting in favor of adopting the amended merger agreement, as described below. You should carefully read this document to fully understand the merger.

The special meeting is being held on May 31, 2016, as described in the notice of special meeting included in this document. Only Fuel Systems stockholders of record at the close of business on April 29, 2016 are entitled to receive notice of and to participate in the special meeting.

We urge all Fuel Systems stockholders to read this document, including the Annexes and the documents incorporated by reference herein, carefully and in their entirety. In particular, we urge you to read carefully “Update to Risk Factors” beginning on page S-17 of the supplement and “Risk Factors” beginning on page 21 of the proxy statement/prospectus.

The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the proposal to adopt the amended merger agreement, which is necessary to complete the merger and “FOR” the other proposals described in the proxy statement/prospectus.

Please submit your proxy promptly following the instructions on the enclosed proxy card. If you previously submitted a proxy for the meeting that was scheduled for, convened and adjourned without conducting any business on March 22, 2016, we do not intend to vote those proxies at the rescheduled meeting on May 31, 2016 and you must vote again by following the instructions on the enclosed proxy card. If you have questions about the proposals or about submitting a proxy for your shares, please call Laurel Hill Advisory Group at (888) 742-1305 (banks and brokers call collect at (516) 933-3100)).

The Merger

Westport and Fuel Systems entered into an agreement and plan of merger on September 1, 2015 (the “merger agreement”), which was then amended by amendment no. 1 to the merger agreement on March 6, 2016 (the “merger agreement amendment” and, together with the merger agreement, the “amended merger agreement”), pursuant to which, subject to Fuel Systems stockholder approval and certain other customary closing conditions, Fuel Systems and Westport will combine their businesses through the merger of Whitehorse Merger Sub Inc. (“Merger Sub”), a newly formed, wholly owned subsidiary of Westport, with Fuel Systems, with Fuel Systems thereupon becoming a wholly owned subsidiary of Westport. Westport has received the requisite approval of its shareholders.

Share Consolidation

Under the merger agreement, prior to its amendment, each Fuel Systems stockholder would have received 2.129 common shares of Westport for each share of Fuel Systems common stock owned. The exchange ratio was fixed and was not to be adjusted to reflect share price changes prior to the closing. The amended merger agreement provides for an increase in the number of Westport common shares that Fuel Systems stockholders will receive for each share of Fuel Systems common stock owned if the Westport average share price, determined as described below, is below $2.37.

Under the amended merger agreement, the number of Westport common shares that Fuel Systems stockholders will receive for each share of Fuel Systems common stock owned (the “exchange ratio”), will be based on the volume weighted average price of Westport common shares on the NASDAQ Stock Market (“NASDAQ”) for the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger, which we refer to as the average share price. If the average share price is equal to or less than $1.64, the exchange ratio will be fixed at 3.0793. If the average share price is greater than $1.64 and less than $2.37, then the exchange ratio will be an amount equal to the quotient obtained by dividing $5.05 by the average share price. If the average share price is equal to or greater than $2.37, then the exchange ratio will be 2.129 (which was the exchange ratio under the merger agreement prior to its amendment). No fractional Westport common shares will be issued in the merger, and holders of shares of Fuel Systems common stock will, instead, receive cash in lieu of any fractional Westport common shares.

Upon completion of the merger, depending on the average share price, former Fuel Systems stockholders will own between approximately 37.4% and 46.3% of the then outstanding Westport common shares, based on the number of shares and equity awards of Westport and Fuel Systems outstanding on April 8, 2016.

Westport common shares are listed on NASDAQ under the symbol “WPRT” and on the Toronto Stock Exchange (the “TSX”) under the symbol “WPT.” Fuel Systems common stock is listed on NASDAQ under the symbol “FSYS.” The shares listed on the TSX are expressed in Canadian dollars and the shares listed on NASDAQ are in U.S. dollars. We urge you to obtain current market quotations for the common shares of Westport and the shares of common stock of Fuel Systems.

Based on the closing sale price on NASDAQ of Westport common shares on March 4, 2016, the last trading day before public announcement of the amendment to the merger agreement, of $2.50, and assuming such price was the average share price, the exchange ratio would be 2.129 and would represent approximately $5.32 per share in value for each share of Fuel Systems common stock. Based on the closing sale price on NASDAQ of Westport common shares on [●], 2016, the last trading day before the date of this document, of $[●], and assuming such price was the average share price, the exchange ratio would be [●] and would represent approximately $[●] in value for each share of Fuel Systems common stock.

Your Vote is Important

The vote of Fuel Systems stockholders is very important regardless of the number of shares of Fuel Systems common stock you own. The merger cannot be completed unless Fuel Systems stockholders adopt the amended merger agreement. Fuel Systems is holding a special meeting of its stockholders to vote on the proposal necessary to complete the merger and certain related matters. Information about this meeting, the amended merger agreement, the merger and the other business to be considered by Fuel Systems stockholders at the special meeting is contained in the supplement and in the proxy statement/prospectus.

Whether or not you plan to attend Fuel Systems’ special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger or the other transactions described in the proxy statement/prospectus, as supplemented by the supplement, or the securities to be issued in connection with the merger or determined if the proxy statement/prospectus, as supplemented by the supplement, is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated [●], 2016, and is first being mailed to Fuel Systems stockholders on or about [●], 2016.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 31, 2016

To the Stockholders of Fuel Systems Solutions, Inc.:

Notice is hereby given that a special meeting of stockholders of Fuel Systems Solutions, Inc., will be held at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, on May 31, 2016 at 12:00 p.m., Eastern Time, for the following purposes:

1.	Merger proposal: To approve the merger and adopt the merger agreement, dated as of September 1, 2015, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc., as amended by amendment no. 1 thereto, dated as of March 6, 2016, as the same may be amended from time to time. A copy of the merger agreement and merger agreement amendment are attached as Annex A to the proxy statement/prospectus and as Annex I to the supplement, respectively.

2.	Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: To approve amendments to awards of restricted stock issued to Fuel Systems’ non-employee directors providing that the vesting date shall be the earlier of the vesting date set forth in the award or a change in control of Fuel Systems.

3.	Advisory Compensation proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Fuel Systems to its named executive officers in connection with the merger.

4.	Adjournment proposal: To consider and vote on a proposal to approve any motion to adjourn the Fuel Systems special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger proposal at the time of the Fuel Systems special meeting.

Approval of the Merger proposal is required for completion of the merger. The Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, the Advisory Compensation proposal, and the Adjournment proposal are not a condition to the obligations of Westport or Fuel Systems to complete the merger.

Fuel Systems will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The Fuel Systems board of directors has set April 29, 2016 as the record date for the special meeting. Only holders of record of shares of Fuel Systems common stock at the close of business on April 29, 2016 will be entitled to notice of and to vote at the Fuel Systems special meeting and any adjournments or postponements thereof.

Your vote is very important. If you previously submitted a proxy for the meeting that was scheduled for, convened and adjourned without conducting any business on March 22, 2016, we do not intend to vote those proxies at the rescheduled meeting on May 31, 2016 and you must vote again by following the instructions on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee. To ensure your representation at the Fuel Systems special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Fuel Systems special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Fuel Systems special meeting.

The Fuel Systems board of directors has approved the amended merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal, and “FOR” the Adjournment proposal.

By Order of the Board of Directors,

Kevin Buckley

Secretary

[●], 2016

New York, New York

PLEASE SUBMIT YOUR PROXY PROMPTLY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES, PLEASE CALL LAUREL HILL ADVISORY GROUP AT (888) 742-1305 (BANKS AND BROKERS CALL COLLECT AT (516) 933-3100).

ABOUT THIS DOCUMENT

This document consists of two parts: a proxy statement/prospectus and a supplement.

The proxy statement/prospectus, which is the second part of this document, reflects events as they existed as of February 16, 2016, including the terms of the merger and merger agreement originally agreed to by Fuel Systems and Westport on September 1, 2015. The proxy statement/prospectus was originally mailed to Fuel Systems stockholders of record as of February 11, 2016, in connection with a special meeting of Fuel Systems stockholders to be held on March 22, 2016. That record date and meeting date have been superseded. The special meeting is now being held on May 31, 2016, as described in the notice of special meeting included in this document. Only Fuel Systems stockholders of record at the close of business on April 29, 2016, which is the new record date, are entitled to receive notice of and to participate in the special meeting.

The supplement, which is the first part of this document, provides supplemental disclosure related to the amendment to the merger agreement entered into on March 6, 2016, disclosure about developments subsequent to February 16, 2016, and other updates.

The supplement and the proxy statement/prospectus should be read in conjunction with each other, and to the extent information in the supplement differs from, updates, supersedes or conflicts with information contained in the proxy statement/prospectus, the information in the supplement governs.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS, DATED [●], 2016

Supplement to Proxy Statement/Prospectus

Annex I—Amendment to Merger Agreement

Annex II—Opinion of J.P. Morgan Securities LLC dated March 6, 2016

Annex III—Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015

Proxy Statement/Prospectus

Page
Specific Performance	103
Governing Law	103

THE VOTING AGREEMENTS	104
Douglas Voting Agreement	104
Costamagna Voting Agreement	105
Becker Voting Agreement	105

INFORMATION ABOUT WESTPORT	107
Security Ownership of Certain Beneficial Owners	107

INFORMATION ABOUT FUEL SYSTEMS	108
Business Overview	108
Security Ownership of Certain Beneficial Owners and Management	108

INFORMATION ABOUT MERGER SUB	110

FUEL SYSTEMS SPECIAL MEETING	110
Date, Time and Place	110
Purpose of the Fuel Systems Special Meeting	110
Recommendation of the Fuel Systems Board	111
Fuel Systems Record Date; Stock Entitled to Vote	111
Quorum	111
Required Vote	112
Voting of Proxies; Incomplete Proxies	112
Revocability of Proxies and Changes to a Fuel Systems’ Stockholder’s Vote	113
Solicitation of Proxies	113
Voting by Fuel Systems’ Directors and Executive Officers	113
Stockholders Should Not Send Certificates with Their Proxies	113
Attending the Fuel Systems Special Meeting	114
No Other Business	114

FUEL SYSTEMS PROPOSALS	115
Item 1. The Merger Proposal	115
Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal	115
Item 3. The Advisory Compensation Proposal	116
Item 4. The Adjournment Proposal	117

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	118
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Balance Sheet As At September 30, 2015	119
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss For the Year Ended December 31, 2014	120
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss For the Nine Months Ended September 30, 2015	121
Westport Innovations Inc. Notes to the Unaudited Pro Forma Condensed Combined Financial Information	122

COMPARISON OF RIGHTS OF STOCKHOLDERS OF FUEL SYSTEMS AND SHAREHOLDERS OF WESTPORT	134

LEGAL MATTERS	146

EXPERTS	146

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING	146
Westport	146
Fuel Systems	147

WHERE YOU CAN FIND MORE INFORMATION	147

Annex A—Merger Agreement

Annex B—Opinion of J.P. Morgan Securities LLC

Annex C—Douglas Voting Agreement

Annex D—Costamagna Voting Agreement

Annex E—Becker Voting Agreement

Annex F—Annual Report on Form 10-K of Fuel Systems Solutions, Inc., for the Fiscal Year Ended December 31, 2014 [Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the supplement]

Annex G— Quarterly Report on Form 10-Q of Fuel Systems Solutions, Inc. for the Quarter Ended September 30, 2015 [Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the supplement]

Annex H— Definitive Proxy Statement on Schedule 14A of Fuel System Solutions, Inc. filed April 14, 2015

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers briefly address some of the more likely questions to be raised in connection with the amendment to the agreement and plan of merger. This section is not intended to contain all of the information that is important to stockholders of Fuel Systems. Stockholders should carefully read this entire supplement and the entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:	What will I receive under the amended merger agreement?

A:	Under the terms of the amended merger agreement, the number of Westport common shares that you will receive for each share of Fuel Systems common stock held by you, which is referred to as the exchange ratio, will be determined based on the volume weighted average price of Westport common shares on NASDAQ for the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger (the “average share price”). If the average share price is equal to or less than $1.64, the exchange ratio will be fixed at 3.0793. If the average share price is greater than $1.64 and less than $2.37, then the exchange ratio will be an amount equal to the quotient obtained by dividing $5.05 by the average share price. If the average share price is equal to or greater than $2.37, then the exchange ratio will be 2.129 (which was the exchange ratio under the merger agreement prior to its amendment). No fractional Westport common shares will be issued in the merger, and holders of shares of Fuel Systems common stock will, instead, receive cash in lieu of any fractional Westport common shares.

Q:	When do Westport and Fuel Systems expect to complete the merger?

A:	Westport and Fuel Systems are working to complete the merger as soon as practicable. If the stockholders of Fuel Systems approve the merger, Westport and Fuel Systems currently expect that the merger will be completed on or about June 1, 2016. Neither Westport nor Fuel Systems can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including the approval of the Merger proposal by Fuel Systems’ stockholders. See “The Amended Merger Agreement—Conditions to Completion of the Merger” beginning on page S-52.

Q:	What happens if the merger is not completed?

A:	If the Merger proposal is not approved by Fuel Systems stockholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your shares of Fuel Systems common stock in connection with the merger. Instead, Fuel Systems will remain an independent publicly traded corporation and its common stock will continue to be listed and traded on NASDAQ. If the amended merger agreement is terminated under specified circumstances, including in certain circumstances in connection with an alternative proposal, a failure of Fuel Systems stockholders to approve the Merger proposal, or if there is a change in recommendation by the Fuel Systems board, Fuel Systems will be required to pay to Westport a termination fee in the amount USD $5.5 million and its reasonable and documented expenses. Following payment of the termination fee and expenses, Fuel Systems will not have any further liability to Westport in respect of the amended merger agreement (other than liability for any willful breach or fraud). See “The Amended Merger Agreement—Effect of Termination; Termination Fees and Expenses” beginning on page S-69.

Q:	What am I being asked to vote on?

A:	Fuel Systems stockholders are being asked to vote on the following proposals:

1.	The Merger proposal: To approve the merger and adopt the amended merger agreement. A copy of the merger agreement and merger agreement amendment are attached as Annex A to the proxy statement/prospectus and as Annex I to this supplement, respectively.

2.	The Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: To approve amendments to awards of restricted stock issued to Fuel Systems’ non-employee directors providing that the vesting date shall be the earlier of the vesting date set forth in the award or a change in control of Fuel Systems.

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3.	The Advisory Compensation proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Fuel Systems to its named executive officers in connection with the merger.

4.	The Adjournment proposal: To consider and vote on a proposal to approve any motion to adjourn the Fuel Systems special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger proposal at the time of the Fuel Systems special meeting.

Q:	Who is entitled to vote at the Fuel Systems’ special meeting?

A:	Only Fuel Systems stockholders of record at the close of business on April 29, 2016, which is referred to in this supplement as the record date, are entitled to receive notice of and to participate in the special meeting. If you were a Fuel Systems stockholder of record at the close of business on the record date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the special meeting. If you previously submitted a proxy for the meeting that was scheduled for, convened and adjourned without conducting any business on March 22, 2016, we do not intend to vote those proxies at the rescheduled meeting on May 31, 2016 and you must vote again by following the instructions on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Rule 14a-13(a)(3) promulgated under the Securities Exchange Act of 1934, or the Exchange Act, requires that companies give 20 business days’ advance notice of the record date to brokers, dealers, voting trustees, banks, associations and other entities that exercise fiduciary powers in nominee names or otherwise (collectively referred to as “nominee holders”), or if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable. On April 27, 2016, the broker searches were commenced on behalf of Fuel Systems. At the time of the initiation of the broker searches, Fuel Systems believed that it would likely be in a position to mail this document to its stockholders as early as May 2, 2016 (one business day following the record date of April 29, 2016). Fuel Systems’ notices were sent fewer than the 20 business day period required by Rule 14a-13(a)(3); however, Fuel Systems has confirmed that 100% of the nominee holders were notified of the record date prior to the record date. Since the purpose of Rule 14a-13(a)(3) is to ensure that nominee holders are provided sufficient notice to permit timely distribution of proxy or other meeting materials to all beneficial owners of shares held through nominee holders, Fuel Systems believes that this purpose has been satisfied notwithstanding the shortened notice period.

Q:	How many votes do I have?

A:	You will be entitled to one vote for each outstanding share of Fuel Systems’ common stock you owned as of the record date on each matter considered at the meeting. As of the record date, there were [ ● ] shares of Fuel Systems’ common stock outstanding and eligible to vote. There is no cumulative voting.

Q:	How does the board of directors of Fuel Systems recommend that I vote?

A:	The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal, and “FOR” the Adjournment proposal.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this supplement and the proxy statement/prospectus. Please vote your shares as soon as possible so that your shares will be represented at Fuel Systems’ special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee. If you previously submitted a proxy for the meeting that was scheduled for, convened and adjourned without conducting any business on March 22, 2016, we do not intend to vote those proxies at the rescheduled meeting on May 31, 2016 and you must vote again by following the instructions on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	How do I vote?

A:	Stockholders may vote by attending the special meeting and voting in person. We urge you to vote by proxy even if you plan to attend the special meeting so that Fuel Systems will know as soon as possible that enough votes will be present for it to hold the meeting. If you attend the meeting in person, you may vote at the special meeting and your proxy will not be counted.

You may also vote your shares without attending the special meeting. Stockholders may vote by using one of these alternative methods in accordance with the instructions provided on the proxy card you received with this supplement:

(1)	Via the Internet at www.proxyvote.com;

(2)	By telephone at 1-800-690-6903 and follow the instructions for telephone voting; or

(3)	By completing and mailing a proxy card to Voting Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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If you hold your shares in “street name” and you plan to vote in person at the special meeting, you must obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet.

Your shares will be voted as you indicate. If you submit your proxy but you do not indicate your voting preferences, then the individuals named on the proxy will vote your shares in accordance with the recommendations of the Fuel Systems board of directors. The Fuel Systems board of directors and management do not currently intend to present any matters at the special meeting other than those outlined in the notice of the special meeting. Should any other matter requiring a vote of stockholders arise, stockholders submitting their proxy confer upon the individuals named in the proxy discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Q:	When and where is the Fuel Systems special meeting?

A:	The special meeting of Fuel Systems stockholders will be held at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, on May 31, 2016 at 12:00 p.m., Eastern Time.

Q:	What will holders of Fuel Systems stock options and other equity based awards receive in the merger?

A:	Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of common shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and the exchange ratio and (ii) the per share exercise price for shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by the exchange ratio. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration immediately prior to the completion of the merger will automatically be cancelled and forfeited for no consideration and all rights with respect to such option will terminate.

Restricted Stock Units. Upon completion of the merger, each outstanding restricted stock unit of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each restricted stock unit award of Fuel Systems will be converted into a number of restricted stock units of Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded

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down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such restricted stock unit award immediately prior to the completion of the merger multiplied by the exchange ratio.

Restricted Stock. Upon completion of the merger, each outstanding share of restricted stock of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of restricted stock of Fuel Systems will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by the exchange ratio. Notwithstanding the foregoing, restricted stock held by the non-employee directors of Fuel Systems will immediately vest upon consummation of the merger and will not be subject to vesting conditions if the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal is approved by stockholders at the special meeting.

Phantom Shares. Upon completion of the merger, each outstanding phantom share of Fuel Systems will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for such Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the merger or if you need assistance submitting your proxy or voting your shares or need additional copies of this supplement, the proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent Laurel Hill Advisory Group, toll-free at (888) 742-1305.

iv

UPDATES TO SUMMARY

This summary highlights selected information contained in this supplement and does not contain all the information that may be important to you. Westport and Fuel Systems urge you to read carefully this supplement and the proxy statement/prospectus in their respective entireties, including the annexes. Additional, important information, which Westport and Fuel Systems also urge you to read, is contained in the documents incorporated by reference into this supplement and the proxy statement/prospectus. See “Where You Can Find More Information” beginning on page S-96. Unless stated otherwise, all references in this supplement to Westport are to Westport Innovations Inc., all references to Fuel Systems are to Fuel Systems Solutions, Inc. and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of September 1, 2015, by and among Westport, Merger Sub and Fuel Systems, a copy of which is attached as Annex A to the proxy statement/prospectus, all references to the merger agreement amendment are to Amendment No. 1 to the merger agreement, dated as of March 6, 2016, by and among Westport, Merger Sub and Fuel Systems, a copy of which is attached as Annex I to this supplement, and all references to the amended merger agreement are to the merger agreement as amended by the merger agreement amendment.

Update to Information About Fuel Systems (See Page S-72)

For the year ended December 31, 2015, Fuel Systems had total revenues of $263 million and a net loss of $47 million. As of December 31, 2015, Fuel Systems had cash, cash equivalents and short term investments of approximately $61.2 million.

Update to Information About Westport (See Page 107 of the Proxy Statement/Prospectus)

For the year ended December 31, 2015, Westport had total revenue of $103 million and a net loss of $98 million. As of December 31, 2015 Westport had cash, cash equivalents and short term investments of $27.8 million.

Update to Consideration to be Received in the Merger by Fuel Systems Stockholders (See Page S-48)

In the merger, each share of Fuel Systems common stock that is issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive a number Westport common shares equal to the exchange ratio. The exchange ratio will be based on the volume weighted average price of Westport common shares on NASDAQ. If the average share price is equal to or less than $1.64, the exchange ratio will be fixed at 3.0793. If the average share price is greater than $1.64 and less than $2.37, then the exchange ratio will be an amount equal to the quotient obtained by dividing $5.05 by the average share price. If the average share price is equal to or greater than $2.37, then the exchange ratio will be 2.129 (which was the exchange ratio under the merger agreement prior to its amendment). The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to Westport common shares or shares of Fuel Systems common stock with a record date prior to completion of the merger as well as certain other dilutive issuances by Westport. No fractional Westport common shares will be issued in connection with the merger, and holders will receive cash in lieu thereof. Fuel Systems and Westport intend to issue a press release to disclose the exchange ratio promptly after it has been computed.

The following table provides, for illustrative purposes, the Fuel Systems per share merger consideration at varying weighted average share prices:

Average Share Price (1)	Exchange Ratio(2)	Implied Value of Westport Shares (3)	Total Number of shares of Westport common shares to be issued to Fuel Systems stockholders	Ownership Percentage of the combined company by former Fuel Systems stockholders	Ownership Percentage of the combined company by current Westport shareholders
$1.63	3.0793	$5.02	55,716,987	46.4%	53.6%
$1.64	3.0793	$5.05	55,716,987	46.4%	53.6%

$1.65	3.0606	$5.05	55,378,628	46.2%	53.8%
$1.85	2.7297	$5.05	49,391,309	43.4%	56.6%
$2.00	2.5250	$5.05	45,687,459	41.5%	58.5%
$2.15	2.3488	$5.05	42,499,288	39.8%	60.2%
$2.36	2.1398	$5.05	38,717,633	37.5%	62.5%

$2.37	2.1290	$5.05	38,522,218	37.4%	62.6%
$2.38	2.1290	$5.07	38,522,218	37.4%	62.6%

(1)	The actual average share price may be less than $1.64 or greater than $2.37.

(2)	The exchange ratio varies based on the average share price within the collar range of $1.64 and $2.37 and is fixed outside of that range.
(3)	Calculated by multiplying the average share price by the applicable exchange ratio. Because the Westport share price can change after the calculation of the exchange ratio, the actual value of the per share merger consideration to be received by Fuel Systems stockholders may differ from the implied value. The actual value of the per share merger consideration to be received by Fuel Systems stockholders will be equal to the exchange ratio multiplied by the closing sale price on NASDAQ of Westport common shares on the last trading day before the effective time of the merger, rather than the average share price.

Based on the closing sale price on NASDAQ of Westport common shares on April 8, 2016 of $2.31, and assuming that such sale price was the average share price, the exchange ratio would be 2.1861 and the value of the per share merger consideration would be $5.05.

The above examples are for illustration purposes only. The actual exchange ratio and the actual number of Westport common shares to be issued to Fuel Systems stockholders will depend on the average share price. In addition, the average share price may differ from the actual Westport share price on the closing date of the merger. Therefore, the numbers used in the examples above may differ from the actual numbers due to movements in Westport’s share price before the closing date of the merger. See “Update to Risk Factors—Risks Relating to the Merger” beginning on page S-17 for more information on the currently unknown variables and the risks related to the exchange ratio.

For a more complete description of the merger consideration, see “The Amended Merger Agreement—Terms of the Amended Merger Agreement” beginning on page S-48.

Update to Treatment of Fuel Systems Stock Options and Other Stock-based Awards (See Page S-46)

Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of common shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and the exchange ratio and (ii) the per share exercise price for common shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by the exchange ratio. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration immediately prior to the completion of the merger and all rights with respect to such option will terminate.

Restricted Stock Units. Upon completion of the merger, each outstanding restricted stock unit award of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each restricted stock unit award of Fuel Systems will be converted into a number of restricted stock units Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such restricted stock unit award immediately prior to the completion of the merger multiplied by the exchange ratio.

Restricted Stock. Upon completion of the merger, each outstanding share of restricted stock of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of restricted stock of Fuel Systems will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by the exchange ratio.

Phantom Shares. Upon completion of the merger, each outstanding phantom share of Fuel Systems will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the the merger consideration] and (y) the applicable “exercise price” for the Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate.

For a more complete discussion of the treatment of Fuel Systems options and other stock-based awards, see “The Amended Merger Agreement—Treatment of Fuel Systems Stock Options and Other Equity-based Awards” beginning on page S-50. For further discussion of the treatment of Fuel Systems options and other stock-based awards held by certain directors and executive officers of Fuel Systems, see “Update to the Merger—Update to Interests of Directors and Executive Officers in the Merger—Update to Equity Compensation Awards” beginning on page S-44 and “Update to the Merger—Update to Treatment of Fuel Systems Stock Options and Other Equity-based Awards” beginning on page S-46.

Update to Board of Directors and Executive Officers After Completion of the Merger (See Page S-42)

Upon completion of the merger, the board of directors of the combined company will consist of nine (instead of ten) directors, consisting of current Westport directors Warren J. Baker, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horváth and Rodney Nunn, and three directors designated by Fuel Systems (currently expected to be directors Mariano Costamagna, Troy A. Clarke and Colin S. Johnston or, in the event that Mr. Costamagna or Mr. Clarke does not accept such appointment, James W. Nall or Anthony Harris, respectively, would serve as his replacement, subject to the approval of the nominating and corporate governance committee of the board of directors of each of Fuel Systems and Westport). In addition, the three Fuel Systems-designated directors will appoint an independent director (who must be a citizen of Canada), subject to the approval of the Nominating and Corporate Governance Committee of Westport, such approval not to be unreasonably withheld, conditioned or delayed, and one member of the Westport board will resign at the time such independent director is so appointed. A person designated by Fuel Systems also will have non-voting board observation rights. The current executive officers of Westport are expected to continue serving as executive officers of the combined company and Andrea Alghisi, Fuel Systems’ chief operating officer, will be appointed to the role of the chief operating officer of the combined company’s automotive and industrial group.

Upon completion of the merger, the headquarters of the combined company will remain in Vancouver, Canada.

For a more complete discussion of the directors and executive officers and headquarters of the combined company, see “Update to the Merger—Update to Board of Directors and Executive Officers of the Combined Company After Completion of the Merger; Headquarters and Name” beginning on page S-42 of this supplement, “The Amended Merger Agreement—Other Covenants and Agreements—Governance Matters” beginning on page S-66 of this supplement and “The Merger—Board of Directors and Executive Officers of the Combined Company After Completion of the Merger; Headquarters and Name” beginning on page 63 of the proxy statement/prospectus.

Update to Opinion of Fuel Systems’ Financial Advisor (See Page S-32)

On March 6, 2016, J.P. Morgan delivered a second written opinion to the Fuel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger pursuant to the amended merger agreement was fair, from a financial point of view, to the holders of the Fuel Systems common stock.

The full text of the written opinion of J.P. Morgan dated March 6, 2016, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II to this supplement and is incorporated by reference herein in its entirety. Fuel Systems’ stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Fuel Systems board of directors, is directed only to the exchange ratio in the proposed merger and does not constitute a recommendation to any stockholder of Fuel Systems as to how such stockholder should vote at Fuel Systems’ special meeting. The summary of the opinion of J.P. Morgan dated March 6, 2016 set forth in this supplement is qualified in its entirety by reference to the full text of such opinion. Pursuant to an engagement letter between J.P. Morgan and Fuel Systems, Fuel Systems has agreed to pay J.P. Morgan a transaction fee of 2.00% of the fair market value of the consideration to be paid to the Fuel Systems’ stockholders in the merger, which is to be no less than $3.5 million, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion dated September 1, 2015, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion dated March 6, 2016 and the remainder of which is payable upon and is contingent upon the consummation of the merger. For a more complete description of J.P. Morgan’s opinions, see “Update to the Merger—Update to Opinion of Fuel Systems’ Financial Advisor” beginning on page S-32.

Update to Conditions to Completion of the Merger (See Page S-52)

Westport and Fuel Systems expect to complete the merger after all of the conditions to the merger in the amended merger agreement are satisfied or waived, including after Fuel Systems receives stockholder approval at its special meeting. The parties currently expect to complete the merger on or about June 1, 2016. However, it is possible that factors outside of each company’s control could require them to complete the merger at a later time or not to complete it at all.

The obligations of Westport and Fuel Systems to complete the merger are each subject to the satisfaction (or waiver by all parties) of the following conditions:

•	approval of the Merger proposal by not less than a majority of all outstanding common stock of Fuel Systems;

•	the affirmative vote of the majority of the total votes cast by Westport shareholders to approve (i) the issuance of the merger consideration and (ii) the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock, which vote has been received;

•	the absence of any law, order, judgment or injunction prohibiting consummation of the merger;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and any required consent or expiration of any waiting period under certain foreign anti-trust laws, all of which regulatory approvals have been received;

•	effectiveness of the registration statement of which this supplement and the proxy statement/prospectus are a part under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization of the new shares of Westport common shares deliverable to the holders of Fuel Systems common stock for listing on NASDAQ, subject to official notice of issuance and the TSX, subject to fulfilling all of the listing requirements of the TSX;

•	Westport’s receipt of TSX’s conditional acceptance in respect of the transactions contemplated by amended merger agreement, which conditional acceptance has been received;

•	the accuracy of each party’s representation and warranties in the amended merger agreement;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the amended merger agreement;

•	receipt of a certificate signed by the chief executive officer or another senior officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied;

•	absence of any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a material adverse effect with respect to Fuel Systems or Westport since the date of the merger agreement; and

•	the closing of the convertible note issued by Westport for an aggregate purchase price of $17.5 million under the financing agreement between Westport and an affiliate of Cartesian Capital Group.

Unless required by law, the conditions set forth in the amended merger agreement may be waived by Westport or Fuel Systems, subject to the agreement of the other party in certain circumstances. For a more complete discussion of the conditions to the merger, see “The Amended Merger Agreement—Conditions to Completion of the Merger” beginning on page S-52.

Update to Termination of the Amended Merger Agreement (See Page S-68)

Generally, the merger agreement may be terminated prior to the closing of the merger, whether before or after the required Fuel Systems stockholder approval is obtained (except as specified below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Westport or Fuel Systems if:

•	the closing of the merger has not occurred on or before June 30, 2016 (the “Outside Date”), subject to an extension to August 31, 2016 if regulatory approvals have not been obtained;

•	there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger;

•	Fuel Systems’ stockholders fail to approve the Merger proposal at a duly convened meeting; or

•	Westport’s shareholders fail to approve the issuance of the merger consideration and the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock at a duly convened meeting;

•	by Fuel Systems, if:

•	Westport or Merger Sub has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the amended merger agreement, and such breach cannot be cured by the Outside Date or has not been cured by Westport within 20 days after receiving written notice of such breach;

•	Fuel Systems is terminating the amended merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the amended merger agreement; or

•	the Westport board authorizes, approves or recommends entry into a written agreement, or consummates a transaction relating to a Westport alternative proposal.

•	by Westport, if:

•	Fuel Systems has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the amended merger agreement, and such breach cannot be cured by the Outside Date or has not been cured by Fuel Systems within 20 days after receiving written notice of such breach;

•	Fuel Systems’ board makes a change in recommendation;

•	Fuel Systems’, or any of its subsidiaries’, respective officers, directors or representatives, materially and willfully breaches its obligations contained in the “no-shop” provision contained in the amended merger agreement relating to alternative acquisition proposals; or

•	Fuel Systems or any of its subsidiaries or the Fuel Systems board approves, recommends, adopts or enters into, or publicly announces its intention to approve, recommend, adopt or enter into, an agreement relating to a Fuel Systems alternative proposal.

The amended merger agreement provides that, upon a termination of the amended merger agreement under specified circumstances, Fuel Systems or Westport may be required to pay a termination fee of USD $5.5 million and reasonable and documented expenses to the other. See “The Amended Merger Agreement—Termination of the Amended Merger Agreement” and “The Amended Merger Agreement—Effect of Termination; Termination Fees and Expenses” beginning on pages S-68 and S-69, respectively.

Update to Risk Factors (See Page S-17)

There are risks associated with the merger transaction, which are described in the section “Update to Risk Factors” beginning on page S-17 of this supplement and “Risk Factors” beginning on page 21 of the proxy/prospectus. You should carefully read and consider these risks, which include, without limitation, the following:

•	Fuel System stockholders will not know the exact exchange ratio, and therefore the number of Westport common shares they will receive until the trading day five business days prior to the anticipated closing date of the merger and the actual value of those shares will not be known until the closing date of the merger;

•	the merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all;

•	current Fuel Systems stockholders will have reduced ownership and voting interests after the merger;

•	uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operation following the merger;

•	the expected benefits of the merger may not be realized;

•	Westport’s future results following the merger may differ materially from the unaudited pro forma financial information included in this supplement;

•	the merger may result in a loss of customers, clients and strategic alliances; and

•	the Westport common shares to be received by Fuel Systems’ stockholders as a result of the merger will have different rights from shares of Fuel System common stock.

Update to Recent Developments (See Page S-27)

On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group. Concurrently with, and as a condition to the Fuel Systems board of directors approving the merger agreement amendment, the Cartesian financing agreement also was amended.

On April 20, 2016, Westport announced that it had completed the asset sale portion of the Cartesian financing.

UPDATE TO SELECTED HISTORICAL FINANCIAL DATA OF WESTPORT

The selected historical consolidated financial data of Westport for each of the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014, have been derived from Westport’s audited annual financial information and related notes contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2015, which is incorporated by reference in this proxy statement/prospectus.

The selected historical consolidated financial data for the year ended December 31, 2012, the nine months ended December 31, 2011 and the year ended March 31, 2011 and as of December 31, 2013, 2012 and 2011 and March 31, 2011 have been derived from Westport’s audited consolidated financial information as of and for such years, which have not been incorporated by reference into this proxy statement/prospectus.

Historical results are not indicative of the results that should be expected in the future. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Westport or the combined company, and you should read the following information together with Westport’s audited consolidated financial information, the notes related thereto and the document entitled “Management’s Discussion and Analysis” contained in Westport’s Annual Report on Form 40-F for the fiscal year ended December 31, 2015, which is incorporated by reference in this proxy statement/prospectus. For more information, see the section titled “Where You Can Find More Information” beginning on page S-96. Unless specifically stated otherwise, all dollar amounts set forth in this section are presented in U.S. dollars.

	Year Ended, December 31,				Nine months ended December 31, 2011	Year Ended March 31, 2011
	2015	2014	2013	2012
	(thousands, except weighted average shares outstanding and per share data)
Revenues and Income
Total Revenues	$103,304	$130,569	$164,032	$155,626	$87,696	$36,775
Net Loss	$(98,388)	$(149,618)	$(185,410)	$(98,774)	$(45,794)	$(42,142)
Per Share Data
Loss per share—basic and diluted	$(1.53)	$(2.37)	$(3.22)	$(1.83)	$(0.96)	$(1.00)
Weighted Average Shares Outstanding
Basic	64,109,703	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889
Diluted	64,109,703	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889
Balance Sheets
Cash and cash equivalents	$27,143	$93,282	$178,513	$88,958	$70,298	$148,463
Total Assets	$209,652	$335,849	$491,671	$490,077	$325,762	$232,193
Long-term debt	$62,447	$76,696	$66,013	$80,722	$86,145	$25,222
Stockholders’ Equity	$67,596	$168,008	$322,902	$336,081	$152,590	$181,228

UPDATE TO SELECTED HISTORICAL FINANCIAL DATA OF FUEL SYSTEMS

The selected historical consolidated financial data of Fuel Systems for each of the years ended December 31, 2015, 2014, 2013 and as of December 31, 2015 and 2014 have been derived from Fuel Systems’ audited consolidated financial information and related notes thereto contained in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2015, a copy of which is included as Annex III to this supplement and is incorporated herein by reference.

The selected historical consolidated financial data for the years ended December 31, 2012 and 2011 and as of December 31, 2013, 2012 and 2011 have been derived from Fuel Systems’ audited consolidated financial information as of and for such years, which have not been included or incorporated by reference into this supplement.

Historical results are not indicative of the results that should be expected in the future. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Fuel Systems or the combined company, and you should read the following information together with Fuel Systems’ audited consolidated financial information, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is included as Annex III to this supplement and are incorporated by reference. For more information, see the section titled “Where You Can Find More Information” beginning on page S-96.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except weighted average shares outstanding and per share data)
Statements of Operations:
Revenue	$263,397	$339,128	$399,841	$393,947	$418,134
Operating (loss) income	(37,477)	(54,219)	4,409	(13,286)	11,825
Net (loss) income attributable to Fuel Systems	$(47,135)	$(53,416)	$(460)	$(15,632)	$5,168

Per Share Data:
Net (loss) income attributable to Fuel Systems per common share:
Basic	$(2.55)	$(2.66)	$(0.02)	$(0.78)	$0.26
Diluted	$(2.55)	$(2.66)	$(0.02)	$(0.78)	$0.26
Number of shares used in per share calculation:
Basic	18,486,083	20,074,773	20,073,360	20,020,487	19,972,969
Diluted	18,486,083	20,074,773	20,073,360	20,020,487	20,004,236

Balance Sheets:
Cash and cash equivalents	$60,162	$85,180	$80,961	$75,675	$96,740
Total current assets	184,242	245,112	290,147	282,941	299,285
Total assets	228,439	324,005	415,299	419,818	450,002
Total liabilities	74,352	87,270	96,247	102,771	120,180
Long-term debt	0	0	215	713	3,698
Total equity	$154,087	$236,735	$319,052	$317,047	$329,822

UPDATE TO SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial information of Westport as at December 31, 2015 and for the year ended December 31, 2015 included in this supplement has been prepared by Westport using the acquisition method of accounting for business combinations under U.S. GAAP. The following selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2015 has been prepared to give effect to the merger as if the merger had been completed on January 1, 2015.

The unaudited pro forma condensed combined financial information assume that, at the effective time, each outstanding Fuel Systems share will be converted into the right to receive 2.1861 Westport common shares. This exchange ratio of 2.1861 is based on the closing sale price on NASDAQ of Westport common shares on April 8, 2016, assuming that such sale price was the volume weighted average share price. Pro forma book value per share is calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities of Westport as at December 31, 2015 by the total number of Westport common shares outstanding at such date (including issuance of Westport common shares to Fuel Systems stockholders as of such date).

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The assumptions underlying the selected unaudited pro forma condensed combined financial data are described in the notes to the unaudited pro forma condensed combined financial information of Westport as at December 31, 2015, and for the year ended December 31, 2015 and should be read in conjunction with the selected unaudited pro forma condensed combined financial data presented below. The following information should also be read in conjunction with (i) the audited consolidated financial information of Westport as at December 31, 2015 and for the year ended December 31, 2015, including the notes thereto, contained in Westport’s Form 40-F filed with the SEC on March 29, 2016, and (ii) the audited consolidated financial information of Fuel Systems, including the notes thereto, contained in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2015, which is included as Annex III to this supplement. See “Update to Unaudited Pro Forma Condensed Combined Financial Information” on page S-80 of this supplement. All dollar amounts set forth in this section are presented in U.S. dollars.

Year Ended December 31, 2015
(in thousands, except per share amounts)
Pro Forma Statement of Operations Data combined Westport/Fuel Systems
Net loss for the year	$(134,775)
Loss per share, basic	$(1.30)
Loss per share, diluted	$(1.30)

Pro Forma Statement of Operations Data combined Westport/Fuel Systems and January 2016 financing and closing of the convertible notes
Net loss for the year	$(138,822)
Loss per share, basic	$(1.34)
Loss per share, diluted	$(1.34)

At December 31, 2015
(in thousands)
Pro Forma Balance Sheet Data combined Westport/Fuel Systems
Cash and cash equivalents	$87,305
Total Assets	438,091
Total Liabilities	226,274
Stockholder’s Equity	211,817

Pro Forma Balance Sheet Data combined Westport/Fuel Systems and January 2016 financing and closing of the convertible notes
Cash and cash equivalents	$122,305
Total Assets	473,091
Total Liabilities	261,274
Stockholder’s Equity	211,817

UPDATE TO COMPARATIVE PER SHARE DATA

The following table shows per share data regarding earnings (losses) from continuing operations, book value per share and cash dividends for Westport and Fuel Systems on a historical and pro forma combined basis. The pro forma earnings (losses) from continuing operations information was computed as if the merger had been completed on January 1, 2015. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2015.

Westport and Fuel Systems present basic loss per share for their common shares, calculated by dividing the loss attributable to their common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. Historical book values for Westport and Fuel Systems are calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities as at the dates indicated below by the total number of common shares outstanding as of such dates.

The following comparative per share data is derived from the historical consolidated financial statements of each of Westport and Fuel Systems. The information below should be read in conjunction with “Update to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page S-80. All dollar amounts set forth in this section are presented in U.S. dollars.

As of and for the Year Ended December 31, 2015
Westport Innovations Inc.
Earnings (Loss) Per Share, Basic	$(1.53)
Earnings (Loss) Per Share, Diluted	$(1.53)
Book value per share	$1.05
Cash dividends	$—

Fuel Systems Solutions, Inc.
Earnings (Loss) Per Share, Basic	$(2.55)
Earnings (Loss) Per Share, Diluted	$(2.55)
Book value per share	$8.52
Cash dividends	$—

Pro Forma Combined Westport/Fuel Systems (Unaudited)
Earnings (Loss) Per Share, Basic	$(1.30)
Earnings (Loss) Per Share, Diluted	$(1.30)
Book value per share	$2.04

Pro Forma Combined Westport/Fuel Systems and January 2016 financing and closing of the convertible notes (Unaudited)
Earnings (Loss) Per Share, Basic	$(1.34)
Earnings (Loss) Per Share, Diluted	$(1.34)
Book value per share	$2.04

UPDATE TO MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per Westport common shares, which trade on NASDAQ under the symbol “WPRT” and on the TSX under the symbol “WPT” and Fuel Systems common stock, which trades on NASDAQ under the symbol “FSYS.”

	Westport Common Shares TSX (in C$)			Westport Common Shares NASDAQ (in US$)			Fuel Systems Common Stock (in US$)
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
2013
First Quarter	$33.24	$26.36	—	$32.89	$26.50	—	$18.13	$13.38	—
Second Quarter	$36.14	$27.80	—	$34.44	$27.50	—	$18.10	$13.34	—
Third Quarter	$36.57	$24.70	—	$35.40	$23.95	—	$21.44	$17.34	—
Fourth Quarter	$26.65	$18.29	—	$25.87	$17.07	—	$19.90	$12.25	—
2014
First Quarter	$24.11	$15.34	—	$22.50	$13.84	—	$14.20	$10.02	—
Second Quarter	$19.34	$13.67	—	$18.14	$12.42	—	$11.48	$9.25	—
Third Quarter	$20.32	$11.62	—	$18.98	$10.37	—	$11.40	$8.70	—
Fourth Quarter	$9.22	$3.95	—	$8.25	$3.40	—	$11.88	$8.00	—
2015
First Quarter	$8.41	$3.82	—	$6.74	$3.24	—	$11.64	$9.47	—
Second Quarter	$7.46	$4.92	—	$6.18	$3.90	—	$11.57	$7.20	—
Third Quarter	$6.61	$3.29	—	$5.10	$2.47	—	$7.73	$4.80	—
Fourth Quarter	$5.18	$2.21	—	$4.01	$1.70	—	$7.64	$3.81	—
2016
First Quarter	$3.99	$1.79	—	$3.09	$1.30	—	$6.39	$3.06	—
Second Quarter (through April 8, 2016)	$3.36	$2.69	—	$2.60	$2.10	—	$5.71	$5.05

The following table presents trading information on the last full trading day prior to the public announcement of the merger and on the latest practicable date before the date of this supplement. On August 31, 2015, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Westport common shares was $3.54 on NASDAQ and $4.63 CAD on the TSX, and the closing sale price per share of Fuel Systems common stock was $6.85 on NASDAQ. On April 8, 2016, the latest practicable date before the date of this supplement, the last sales price per share of Westport common shares was $2.31 on NASDAQ and $3.04 CAD on the TSX, and the closing sale price per share of Fuel Systems common stock was $5.44 on NASDAQ.

	Westport common shares TSX (in C$)	Westport common shares NASDAQ (in US$)	Fuel Systems Common Stock (in US$)
August 31, 2015	$4.63	$3.54	$6.85
April 8, 2016	$3.04	$2.31	$5.44

Fuel Systems stockholders are advised to obtain current market quotations for Westport common shares. The market prices of Westport common shares will fluctuate between the date of this supplement and the completion of the merger. No assurance can be given concerning the market price of Westport common shares before or after the effective date of the merger.

Fuel Systems has never paid or declared any dividends on its common stock.

Number of Holders of Common Stock and Number of Shares Outstanding

As of April 8, 2016, there were 159 shareholders of record of Westport common shares who held an aggregate of 64,413,400 of Westport common shares.

As of April 8, 2016, there were 224 shareholders of record of Fuel Systems common stock who held an aggregate of 18,094,043 shares of Fuel Systems common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This supplement contains certain forward-looking information about Westport, Fuel Systems and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as: “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” “continue,” “seeks,” “on-going” or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. The statements contained in this supplement that are not historical facts are forward-looking statements that represent management’s beliefs and assumptions based on currently available information. These statements may be made directly in this supplement or may be incorporated by reference to other documents and may include statements for the period after completion of the merger. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the effect of legal, regulatory or supervisory matters on business, results of operations or financial condition, and include, among other things, statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of Westport’s and Fuel Systems’ business, continued research and development investment, future of Westport’s and Fuel Systems’ development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of their business strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for the companies’ products, the future success of the business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors.

Forward-looking statements reflect management judgment based on currently available information and involve a number of factors, risks and uncertainties. With respect to these forward-looking statements, each of Westport’s and Fuel Systems’ management has made assumptions regarding, among other things, future demand and market prices for natural gas, capacity, fuel and emission allowances, operating, general and administrative costs, financial and economic market conditions and legislative, regulatory and/or market developments. The future and assumptions about the future cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors, risks and uncertainties that could cause actual results to differ include:

•	a condition to closing of the merger may not be satisfied;

•	the timing to consummate the proposed merger;

•	the businesses will not be integrated successfully;

•	insufficient capital and liquidity to achieve the business plan of the combined company;

•	expected cost savings and any other synergies from the transaction may not be fully realized within the expected time frames or at all;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the actions and determinations of joint venture and development partners;

•	the diversion of management time on merger-related issues;

•	revenues following the merger may be lower than expected;

•	government regulation or other actions;

•	unpredictable nature of the developing alternative fuel U.S. automotive market;

•	the growth of non-gaseous alternative fuel products and other new technologies;

•	the price differential between alternative gaseous fuels and gasoline;

•	the repeal or implementation of government regulations relating to reducing vehicle emissions;

•	the ability of management to execute its plans to meet its goals;

•	other risks inherent in Westport’s and Fuel Systems’ business that are discussed in Westport’s and Fuel Systems’ most recent annual reports on Form 40-F and Form 10-K, respectively, and in other Westport and Fuel Systems reports on file with the SEC; and

•	those set forth in or incorporated by reference into this supplement in the section entitled “Update to Risk Factors” beginning on page S-17, “Update to the Merger” beginning on page S-21 and elsewhere in this supplement.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this supplement, or in the case of a document incorporated by reference, as of the date of that document. Neither Westport nor Fuel Systems undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date that they were made or to reflect the occurrence of unanticipated events.

Additional factors, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Westport and Fuel Systems. See “Where You Can Find More Information” beginning on page S-96 of this supplement for a list of the documents incorporated by reference.

UPDATE TO RISK FACTORS

The discussion below supplements the description of the risk factors contained in the proxy statement/prospectus. In addition to the other information included or incorporated by reference in the proxy statement/prospectus and this supplement, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page S-15 of this supplement and page 19 of the proxy statement/prospectus, you should carefully consider the following risks before deciding how to vote. Although Westport and Fuel Systems believe that the matters described below cover the material risks related to the merger, they may not contain all of the information that is important to you in evaluating the merger. Accordingly, we urge you to read this entire supplement and the entire proxy statement/prospectus, including the annexes and the information included or incorporated by reference herein and therein. Please also refer to the additional risk factors identified in the periodic reports and other documents of Westport and Fuel Systems incorporated by reference into this supplement and in the proxy statement/prospectus and listed in the section entitled “Where You Can Find More Information” and the Annual Report of Fuel Systems on Form 10-K for the year ended December 31, 2015, attached hereto as Annex III and incorporated herein by reference. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in the proxy statement/prospectus or in this supplement or in the documents incorporated therein or herein by reference could have a material adverse effect on Westport’s, Fuel Systems’ or the combined company’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective shares.

Risks Relating to the Merger

Fuel System stockholders will not know the exact exchange ratio, and therefore the number of Westport common shares that they will receive until the trading day five business days prior to the anticipated closing date of the merger and the actual value of those shares will not be known until the closing date of the merger.

Upon completion of the merger, each issued and outstanding share of Fuel Systems common stock will be converted into the right to receive a number of Westport common shares equal to the exchange ratio, which will be determined based on the average share price. As a result, Fuel Systems stockholders will not know the exact exchange ratio, and therefore the exact value of the merger consideration that they will receive, until five trading days (currently expected to be May 24, 2016) prior to the anticipated closing date of the merger. Fuel Systems and Westport intend to issue a press release to disclose the exchange ratio promptly after average share price has been computed.

If the average share price is equal to or less than $1.64, the exchange ratio will be 3.0793. If the average share price is greater than $1.64 and less than $2.37, then the exchange ratio will be equal to the quotient obtained by dividing $5.05 by the average share price. If the average share price is equal to or greater than $2.37, then the exchange ratio will be 2.129 (which was the exchange ratio under the merger agreement prior to its amendment). Accordingly, the actual number of shares that you will receive will depend on the average share price.

In addition, because the exchange ratio will be calculated five business days prior to the anticipated closing date, the number of Westport common shares and the value of these shares may be different than if the exchange ratio had been calculated based on the Westport share price as of the closing date of the merger. The exchange ratio will not be adjusted for any change in the Westport share price after the exchange ratio is determined. Changes in market value of the Westport common shares issued in connection with the merger and the Fuel Systems common stock surrendered in connection with the merger may result from, among other things, changes in the business, operations or prospects of Westport or Fuel Systems prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Westport and Fuel Systems. Neither Westport nor Fuel Systems is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Risks Relating to the Combined Company Following the Merger

The market price of Westport’s common shares has been, and may continue to be, volatile, and Fuel Systems stockholders could lose all or part of their investment.

The market price of Westport’s common shares has fluctuated substantially, may continue to do so, and may be higher or lower than the initial price received upon the exchange. As a result, Westport’s future stock price may be volatile. Over the twelve month period ending on April 8, 2016, the market price of Westport’s common shares on the TSX has ranged from a low of C$1.79 to a high of C$7.46. Over the twelve month period ending on April 8, 2016, the market price of Westport’s common shares on NASDAQ has ranged from a low of $1.30 to a high of $6.18. The market price of Westport’s common shares following the merger will depend on a number of factors, many of which are beyond Westport’s control. These fluctuations could cause Fuel Systems stockholders to lose all or part of their investment in Westport common shares since Fuel Systems stockholders might be unable to sell their shares at or above the implied price at which they initially received their Westport shares upon the exchange of shares of Fuel Systems common stock. Factors that could cause fluctuations in the market price of Westport’s common shares include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other companies generally, or those in Westport’s industry in particular;

•	announcements of technological innovations, new products or services by Westport or its competitors;

•	the addition or loss of Westport’s customers;

•	future capital raising activities of Westport and the use of proceeds;

•	sales of Westport common shares by holders thereof or Westport;

•	failure of securities analysts to maintain coverage of Westport, changes in financial estimates by securities analysts who follow Westport, or Westport’s failure to meet these estimates or the expectations of investors;

•	the financial projections Westport may provide to the public, any changes in those projections or Westport’s failure to meet those projections;

•	the announcements by Westport or its competitors of significant acquisitions, strategic relationships, joint ventures, capital commitments or divestitures;

•	the public’s reaction to Westport’s press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;

•	rumors and market speculation involving Westport or other companies in Westport’s industry;

•	actual or anticipated changes in Westport’s operating results or fluctuations in Westport’s operating results;

•	actual or anticipated developments in Westport’s business, Westport’s competitors’ businesses or the competitive landscape generally;

•	litigation involving Westport, Westport’s industry or both, or investigations by regulators into Westport’s operations or those of Westport’s competitors;

•	additions or departures of key employees;

•	announced or completed acquisitions of businesses by Westport or Westport’s competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Westport and its business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in Westport’s management; and

•	general economic conditions and slow or negative growth of Westport’s markets.

Current Fuel Systems stockholders will have reduced ownership and voting interests after the merger.

Based on 18,094,043 shares of common stock of Fuel Systems outstanding on April 8, 2016, the latest practicable date, and the exchange ratio, assuming the average share price equalled the closing sale price on April 8, 2016, it is anticipated that Westport will issue 39,555,387 Westport common shares to the shareholders of Fuel Systems upon completion of the merger. Based on the number of common shares of Westport outstanding the closing share price on NASDAQ of Westport of $2.31 on April 8, 2016, the latest practicable date, and assuming that such price was the average share price, the applicable exchange ratio would be 2.1861, and current Fuel Systems stockholders and current Westport shareholders would own approximately 38.0% and 62.0% of Westport’s common shares, respectively (or 34.4% and 56.1% respectively, after giving effect to the issuance of shares to Cartesian pursuant to the convertible note described below), upon the completion of the merger, assuming no additional issuances of common shares by either Westport or Fuel Systems between April 8, 2016 and the effective time, which is expected to occur on or about June 1, 2016. However, Westport could issue up to 1,387,571 common shares upon the exercise of outstanding Westport options prior to the effective time, and Fuel Systems could issue up to 117,020 shares of common stock (equivalent to 249,136 Westport common shares) upon the exercise of outstanding Fuel Systems options prior to the effective time. In addition, following the effective time, Westport may issue additional common shares pursuant to the exercise of outstanding Westport options, including pursuant to those Fuel Systems options assumed by Westport in connection with the merger, and upon exercise of the convertible note issued to Cartesian, pursuant to which Cartesian may be issued common shares representing up to 8.8% of the combined company’s outstanding capital shares on a fully diluted basis. Further, Westport may issue additional common shares in connection with future financings or other transactions.

At the closing of the merger, each Fuel Systems stockholder who receives Westport common shares will become a shareholder of Westport. As a result, the percentage ownership of Westport held by each current Fuel Systems stockholder will be smaller than such shareholder’s percentage ownership of Fuel Systems prior to the merger. Fuel Systems’ current stockholders will, therefore, have proportionately less ownership and voting interests in Westport following the merger than they have now in Fuel Systems.

The merger will result in changes to Westport’s board of directors and management that may affect the strategy and operations of the combined company as compared to that of Fuel Systems and Westport as they currently exist.

If the merger is completed, the composition of Westport’s board of directors and management team will change. Upon completion of the merger, the board of directors of the combined company will consist of nine members. On the closing of the merger, four members of the current Westport board of directors are anticipated to resign and three new members designated by Fuel Systems will be appointed to fill the vacancies created by such resignations. These three individuals are currently expected to be directors Mariano Costamagna, Troy A. Clarke and Colin S. Johnston (or, in the event that Mr. Costamagna or Mr. Clarke does not accept such appointment, James W. Nall or Anthony Harris, respectively, would serve as his replacement, subject to the approval of the nominating and corporate governance committee of the board of directors of each of Fuel Systems and Westport). The three Fuel Systems-designated directors will appoint one independent director (who must be a citizen of Canada), subject to the approval of the Nominating and Corporate Governance Committee of Westport, such approval not to be unreasonably withheld, conditioned or delayed, and one member of the Westport board will resign at the time such independent director is so appointed. A person designated by Fuel Systems also will have non-voting board observation rights and Andrea Alghisi, Fuel Systems’ chief operating officer, will be appointed to the role of the chief operating officer of the combined company’s automotive and industrial group.

In addition, it is expected that the combined company will create a new business unit called “Fuel Systems Automotive and Industrial Group” that will be led by members of Westport’s and Fuel Systems’ management teams.

This new unit will represent the combination of Fuel Systems with Westport’s Operations unit. Its automotive division will be headquartered in Cherasco, Italy, and its industrial division will be headquartered in Santa Ana, California.

There can be no assurance that the newly constituted board of directors and new management of the combined company will function effectively as a team and that there will not be any adverse effect on the combined company’s business as a result.

Current financing requirements of the combined business may not be adequate.

As of December 31, 2015, Westport had approximately $27.8 million in cash, cash equivalents and short term investments. As of December 31, 2015, Fuel Systems had approximately $61.2 million in cash, cash equivalents and short term investments. In its earnings conference call, earnings release and SEC filing announcing its second quarter 2015 results, Westport announced it was seeking new financing, cutting expenses and commencing initiatives to sell non-core assets. Westport made similar disclosures in connection with its third quarter 2015 results. On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group for up to $71.3 million in financing to support global growth initiatives. The financing agreement provided $17.5 million in cash to Westport on January 11, 2016 and will provide an additional $17.5 million in cash upon, and concurrently with, completion of the merger, with up to $36.3 million in additional cash contingent on, including in connection with, reaching key milestones and establishing new investment opportunities. On April 20, 2016, Westport announced that the asset sale would be structured instead as a sale of a derivative economic interest in these assets to Cartesian for an upfront payment of $6.3 million in cash plus a potential future payment to be determined by Cartesian’s return on investment in respect of the derivative interest (payable no later than the 44-month anniversary of the date of Cartesian Financing Agreement), with Cartesian having a call right to purchase a direct interest in these assets for nominal consideration. There can be no assurances as to the amount of such potential future payment. As a result Westport may receive from the asset sale an amount that is less than (or that could be greater than) the originally contemplated $16.3 million figure. For more information, see “Update to the Merger—Update to Recent Developments” beginning on page S-27.

The combined company may need additional financing in connection with the implementation of its business (including Westport’s next generation of High Pressure Direct Injection (HPDI) products) from time to time after closing of the merger. Based on a sensitivity analysis prepared by management of Fuel Systems, Fuel Systems believes that the combined company may have a negative cash balance at the end of 2017 if the combined company is unable to raise additional cash or reduce its projected cash spending rate and that the combined company’s liquidity will worsen in 2017 if the combined company fails to restructure approximately $56 million in unsecured debt which matures in the middle of 2017. In addition, based on the sensitivity analysis, Fuel Systems management believes that up to $150 million of cash (inclusive of amounts under the first, second and third tranches of the Cartesian financing agreement and Fuel Systems’ cash) may be required to fully implement the combined company’s business plan and that if the combined company is unable to obtain additional financing, the combined company may become insolvent. The combined company’s financial condition, general market conditions, volatile interest rates, a claim against the combined company, a significant disruption to the combined company’s business or operations or other factors may make it difficult to secure the necessary financing on acceptable terms, if at all. In addition, existing financing agreements (including the Cartesian financing agreement) have, and future financing agreements may have, restrictive covenants and other limitations, including limitations on the incurrence of additional indebtedness, that may limit access to additional financing and may limit the combined company’s ability and flexibility in planning for or reacting to changes in its business and the industry. See “Update to the Merger—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the combined company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the combined company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the combined company is not successful in obtaining required financing, or in pursuing other means to raise cash and/or reduce its use of cash, the financial position and results of operations of the combined company could be materially and adversely affected. If the combined company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the combined company and reduce the value of their investment.

UPDATE TO THE MERGER

The following is a discussion of the merger and the material terms of the amended merger agreement between Westport and Fuel Systems. You are urged to read carefully and in their entirety the merger agreement and the merger agreement amendment, which together make up the amended merger agreement. A copy of the merger agreement and merger agreement amendment are attached as Annex A to the proxy statement/prospectus and Annex I to this supplement, respectively, and are incorporated by reference herein.

Update to Background of the Merger

Background to the Amendment to the Merger Agreement

During the months of September, October and November, Fuel Systems, together with Westport, took steps to implement the terms of the merger agreement, including, among other things, preparation and filing of the registration statement on Form F-4 and the accompanying proxy/prospectus with the SEC and the development of plans with respect to the integration of the operations of the two companies. On October 19, 2015, Westport filed the initial Form F-4 and the accompanying proxy/prospectus with the SEC. During this period, Westport explored a variety of options with respect to raising additional capital to assist in funding the combined company’s future operations, including through the issuance of convertible debt and sales of certain assets. Both companies believed that the continued weakness in oil prices experienced during this period had a negative effect on their respective revenues.

On November 10, 2015, Westport announced its quarterly results for the nine month period ended September 30, 2015, disclosing a balance of cash, cash equivalents, and short-term investments of $42.1 million, a decline of 75.1% over the prior 2014 period, and disclosed, consistent with prior guidance from its second quarter 2015 earnings conference call, that it was seeking new financing, cutting expenses, and commencing initiatives to sell non-core assets which it expected to complete by year-end. Westport reiterated its revenue outlook and expected consolidated revenue from Westport Operations and Corporate & Technology Investments segments for the year ended December 31, 2015, and filed its Form 6-K with the SEC containing Westport’s management’s discussion and analysis and consolidated financial statement for the period as of and for the three and nine months ended September 30, 2015 on the same day. Following Westport’s announcement, Fuel Systems expressed concern to Westport regarding its cash balances, encouraged Westport to seek additional capital solely as permitted by and in accordance with the terms of the merger agreement, continued to monitor developments in this area and assessed the need for the combined company to have additional capital.

On December 11, 2015, Westport provided Fuel Systems with a draft term sheet for a financing agreement with Cartesian Capital Group (“Cartesian”), which was shared with the Fuel Systems board of directors and certain of its representatives for informational purposes, along with two other term sheets for asset sales. Westport kept an informal group of Fuel Systems directors generally apprised as negotiations progressed with Cartesian throughout the following thirty days.

Also on December 11, 2015, Fuel Systems announced its quarterly results for the nine month period ended September 30, 2015, revising its 2015 revenue outlook in the range of between $255 million to $265 million, a reduction from Fuel Systems’ prior outlook of $270 million to $280 million, and disclosing a balance of cash and cash equivalents of approximately $54 million, and filed its Form 10-Q for the period on that same day.

On December 14, 2015, the Fuel Systems board of directors held a telephonic meeting and reviewed a sensitivity analysis prepared by Fuel Systems’ management which estimated that the combined company could have a negative cash balance by the end of 2017 if the combined company was unable to raise additional cash or substantially reduce its projected cash spending rate and that the combined company’s liquidity would worsen in 2017 if the combined company failed to restructure approximately $56 million in unsecured debt which matures in the second half of 2017.

On December 28, 2015, Westport filed Amendment No. 1 to the Form F-4 and the accompanying proxy/prospectus with the SEC (in response to SEC comments).

On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian (such agreement, the “Cartesian Financing Agreement”) for financing for up to $71.3 million through a series of four tranches. For a more detailed discussion concerning the Cartesian Financing Agreement and related amendment, please see “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27.

After receipt of the definitive documentation relating to the Cartesian Financing Agreement (which did not occur until January 12, 2016), at a meeting held on January 22, 2016, the Fuel Systems board of directors reviewed the full terms of the Cartesian Financing Agreement for the first time, with the assistance of its financial and legal advisors. Following that meeting, two members of the Fuel Systems board of directors informed Westport that the Fuel Systems board of directors believed that Westport’s entry into the Cartesian Financing Agreement required the prior written consent of Fuel Systems under the merger agreement, which had not been obtained by Westport, and thereby breached the merger agreement. In particular, the Fuel Systems board expressed concern that certain provisions in the executed agreement that the Fuel Systems board viewed as material had not been contained in the term sheet that had been provided to Fuel Systems by Westport prior to Westport’s execution of the Cartesian Financing Agreement. The Fuel Systems board believed that the merger agreement requirement for Fuel Systems’ prior written consent had been violated by:

•	the indebtedness for borrowed money incurred or to be incurred under the Cartesian Financing Agreement exceeding an agreed upon amount; and

•	the covenant in the merger agreement requiring Westport to conduct its business in the ordinary course of business having been violated by, among other things, covenants in the Cartesian Financing Agreement prohibiting, without the prior written consent of Cartesian, Westport from entering into material acquisitions or material dispositions of any of Westport’s subsidiaries (including by merger, consolidation, sale of stock or sale of assets) and Westport or its subsidiaries from incurring indebtedness of no more than $3,270,000, other than indebtedness incurred directly by Westport that ranks junior to the Convertible Notes (as defined below), and obligating Westport to use reasonable commercial efforts to prevent Fuel Systems from incurring any material indebtedness that would be reasonably likely to cause Westport and its subsidiaries to have total indebtedness in excess of $65,270,000 following the merger ($3,270,000 in excess of the unutilized portion of Westport’s existing credit facilities as of the date of the Cartesian Financing Agreement) (the “Total Debt Limit”) .

In addition, the Fuel Systems board of directors was concerned about the grant of significant collateral to secure Westport’s obligations under the Cartesian Financing Agreement, and the recourse to that collateral for breach of the $17.5 million First Tranche (as defined below in “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27).

In response, on January 24, 2016, Westport delivered to Fuel Systems, through their respective counsels, a letter expressing its belief that, among other things, Fuel Systems’ position with respect to the Cartesian Financing Agreement was without merit (the “Westport Letter”). The Westport Letter stated Westport’s views that Fuel Systems had engaged with Westport throughout the course of Westport’s negotiations with Cartesian, including at the term sheet stage, and that representatives of Fuel Systems had encouraged Westport to pursue an investment by Cartesian. In addition, the Westport Letter expressed Westport’s belief that Fuel Systems’ conduct was an attempt to delay the merger and its belief that the merger continues to be the best hope to maximize value for Fuel Systems’ and Westport’s shareholders. The Westport Letter also indicated that Westport was prepared to initiate litigation to ensure the timely closing of the merger, but recommended that the parties first have further discussions.

Following delivery of the Westport Letter, the parties agreed to continue discussions before any actions were taken. On the following day, January 25, 2016, Westport filed Amendment No. 2 to the Form F-4 and accompanying proxy/prospectus with the SEC.

On January 27, 2016, the Fuel Systems board of directors received, with a copy to a Fuel Systems director, a written proposal from a third party (the “Third Party”) expressing interest in acquiring all of the outstanding shares of Fuel Systems common stock for a purchase price of $4.50 per share in cash, financed through a combination of Fuel Systems current cash on hand and cash of the third party (the “Third Party Proposal”). The Third Party Proposal was subject to completion of due diligence and entry into a definitive acquisition agreement but was not subject to a financing contingency. Also on January 27, 2016, Fuel Systems, through its counsel, informed Westport that it had received the Third Party Proposal, which constituted a Company Acquisition Proposal (as such term is defined in the merger agreement).

On January 28, 2016, Westport delivered to Fuel Systems, through their respective counsels, a letter expressing its concern with both the timing of the Third Party Proposal and its belief that Fuel Systems facilitated the Third Party Proposal in violation of the merger agreement. The letter cited, based on publicly available information, six transactions, occurring between May 2003 and October 2015 that involved the chairman and chief executive officer of the Third Party and either a Fuel Systems director and/or a certain Fuel Systems stockholder who has recently voiced opposition to the merger. The letter requested that Fuel Systems provide Westport with copies of all material documentation and correspondence relating to the Third Party Proposal, including all correspondence between Fuel Systems, and any of its directors, that may have led to Fuel Systems’ receipt of the Third Party Proposal.

On January 31, 2016, Fuel Systems delivered to Westport, through their respective counsels, a letter in response to Westport’s January 24, 2016 and January 28, 2016 letters. The January 31, 2016 letter, among other things, reiterated Fuel Systems’ belief that the Cartesian Financing Agreement required the prior written consent of Fuel Systems under the merger agreement and stated that the assertions in the January 28, 2016 letter regarding the timing and genesis of the Third Party Proposal were false. The January 31, 2016 letter further stated that the Fuel Systems board must evaluate the Third Party Proposal in good faith with the assistance of its financial and legal advisors, in compliance with its fiduciary duties and obligations under the merger agreement, and determine whether the Third Party Proposal was likely to lead to a Superior Proposal (as such term is defined in the merger agreement). The letter also expressed Fuel Systems’ disagreement with Westport’s assertions that Fuel Systems was attempting to delay the merger and stated that the Fuel Systems board believes it had been, and continued to be, committed to complying with the terms of the merger agreement unless and until it was excused from doing so.

Also on January 31, 2016, representatives of Fuel Systems informed representatives of Westport that the Fuel Systems board of directors determined in good faith, after consultation with its financial and legal advisors, that the Third Party Proposal could reasonably be expected to lead to a Superior Proposal (as such term is defined in the merger agreement), and further determined in good faith, after consultation with legal counsel, that failure to furnish non-public information to, and to engage in discussions or negotiations with, such third party (and such third party’s representatives) with respect to the Third Party Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law. On February 1, 2016, the Third Party entered into a confidentiality agreement consistent with the terms of the merger agreement, following which Fuel Systems entered into discussions or negotiations with the third party concerning its Third Party Proposal and provided certain non-public information to the third party in accordance with the merger agreement.

During the weeks of February 1 and February 8, the Fuel Systems board of directors met telephonically several times as Fuel Systems, Westport, Cartesian and their respective advisors continued discussions in order to seek to settle disputes relating to the Cartesian Financing Agreement and the Third Party Proposal. The negotiations and discussion included topics relating to, among other things, (i) the Second Tranche (as defined below) closing concurrently with the merger, (ii) modifying covenants in the Cartesian Financing Agreement relating to Cartesian’s consent right over Westport’s material dispositions of any of its subsidiaries, including, following the merger, the Fuel Systems’ Industrials division, (iii) modifying Cartesian’s minimum threshold necessary to maintain its negative covenants over Westport and the combined company’s operations and representative on Westport’s Board of Directors, (iv) modifying the limitation on the incurrence of indebtedness by Westport and its subsidiaries under the Cartesian Financing Agreement, and (v) in light of ongoing market volatility and to provide certainty with respect to receiving a minimum value in merger consideration to Fuel Systems’ stockholders, the implementation of a collar based upon the trading price of Westport common shares over a certain period of time prior to completion of the merger with respect to the exchange ratio under the merger agreement.

Additionally, on February 11, 2016, Fuel Systems, through its legal counsel, provided the Third Party a form of merger agreement. Fuel Systems’ counsel subsequently informed Westport of such fact and that Fuel Systems and the Third Party intended to engage in discussions or negotiations with respect thereto and that the Third Party continued its diligence on Fuel Systems. Subsequently, the Third Party indicated concerns to Fuel Systems’ legal counsel regarding the existing dispute between Westport and Fuel Systems that could involve litigation.

On or about February 16, 2016, Fuel Systems distributed to its stockholders of record as of February 11, 2016, a proxy statement/prospectus, dated February 16, 2016, relating to its special meeting to be convened on March 22, 2016, noting that a dispute existed between the parties relating to Westport’s entry into the Cartesian Agreement and the circumstances surrounding the Third Party Proposal, and that the parties were continuing discussions before any actions would be taken regarding the Westport Letter.

On the afternoon of February 23, 2016, the Fuel Systems board of directors held a telephonic meeting to discuss the revised transaction with Westport in order to settle disputes relating to the Cartesian Financing Agreement. The board discussed the proposed settlement terms circulated in advance of the meeting. At the meeting, Mr. Costamagna expressed his concerns, which had previously been communicated to the Fuel Systems board of directors, regarding the inadvisability of the merger, given the change in Westport’s financing condition compared to that contemplated at the time of approval of the merger, his perception of the negative consequences of the Cartesian Financing Agreement and the need for changes in Westport’s management to address challenging market conditions.

On February 27, 2016, following a telephonic meeting of the Fuel Systems board of directors, and at the direction of the Fuel Systems board of directors (which action was approved by unanimous vote), Fuel Systems’ legal counsel delivered to Westport a notice of breach pursuant to Section 6.7(b) of the merger agreement (the “Notice of Breach”). The Notice of Breach reiterated, among other things, Fuel Systems’ belief that Westport’s execution of the Cartesian Financing Agreement, including the indebtedness for borrowed money incurred or to be incurred under the Cartesian Financing Agreement, exceeded an agreed upon amount and that certain covenants contained in the Cartesian Financing Agreement violated the conduct of business by Westport covenant in the merger agreement, including, (i) the limitation on material acquisitions or material dispositions of any of Westport’s subsidiaries (including by merger, consolidation, sale of stock or sale of assets), (ii) the limitation on the incurrence of indebtedness by Westport and its subsidiaries to no more than $3,270,000, other than indebtedness incurred by Westport that ranks junior to the Convertible Notes and Westport’s obligation to use reasonable commercial efforts to prevent Fuel Systems from incurring any material indebtedness that would be reasonably likely to cause Westport to have total indebtedness in excess of the Total Debt Limit of $65,270,000 following the merger, (iii) Cartesian’s minimum threshold necessary to maintain its negative covenants over Westport and the combined company, (iv) granting Cartesian the Contingent Payment Right (as defined below in “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27) and the “first ranking security interest” to secure payment of amounts under the Contingent Payment Right, and (v) Westport’s agreement to sell certain assets to Cartesian in consideration of $16.3 million in cash. The Notice of Breach indicated that Westport had 20 days to cure the alleged breach. For additional information about the Cartesian Financing Agreement, see “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27.

Following the mailing of the proxy statement/prospectus and the delivery of the Notice of Breach, the parties and the representatives continued their negotiations and discussions in order to settle disputes relating to the Cartesian Financing Agreement and the Third Party Proposal. The continuing negotiations and discussions included topics related to (i) increasing Westport’s share consideration and the pro forma ownership of Fuel Systems stockholders of the combined company on a fully-diluted basis and the implementation of a collar with respect to the exchange ratio, (ii) Cartesian’s ability to receive a security interest in Fuel Systems’ assets following the closing of the merger, (iii) the appointment of Andrea Alghisi, Fuel Systems’ chief operating officer, to the role of the chief operating officer of the combined company’s automotive and industrial group., (iv) Fuel Systems’ corporate governance rights in the combined company, including (a) fixing the combined company’s board of directors at nine directors (the “Board Size Provision”), (b) the three Fuel Systems-designated directors (the “Legacy Directors”) appointing an independent director (who must be a citizen of Canada) designated by the Legacy Directors (subject to the approval of the Nominating and Corporate Governance Committee of Westport, such approval not to be unreasonably withheld, conditioned or delayed) (the “Independent Director Provision”), and (c) allowing the Legacy Directors to appoint replacements in the event of death, resignation or removal of a Legacy Director or if a designated Fuel Systems continuing director failed to serve on the board of the combined company (the “Director Replacement Provision,” and together with the Board Size Provision and the Independent Director Provision, the “Corporate Governance Provisions”) and (vi) a mutual release by Westport, Merger Sub and Fuel Systems of all claims related to any breach or alleged breach of the merger agreement arising out of any events prior to the execution an amendment to the merger agreement, among other things, and those items discussed above. The topics above, among other things, were also discussed at telephonic meetings of the Fuel Systems board of directors held on February 24, 26, 28 and 29 and on March 2, 2016. During this period, legal counsel for the parties negotiated draft amendments to the merger agreement and Cartesian Financing Agreement, consistent with the topics discussed above.

A representative of Fuel Systems also had conversations with a representative of the Third Party concerning the status of the completion of the diligence relating to the Third Party Proposal and the timing of the receipt of comments with respect to the form of merger agreement that had been provided to the Third Party. The Third Party representative indicated that while the Third Party was continuing to do work with respect to the Third Party Proposal, including whether it could increase the proposed purchase price, in light of the dispute between Westport and Fuel Systems and allegations made by Westport involving the Third Party, it inquired as to the willingness and ability of Fuel Systems to provide expense reimbursement and indemnification to the Third Party prior to the execution of a definitive merger agreement relating to the Third Party Proposal. The Third Party was informed that no such expense reimbursement or indemnification would be forthcoming prior to the execution of a definitive agreement relating to the Third Party Proposal.

Prior to the March 4, 2016 meeting of the Fuel Systems board of directors, a representative of Fuel Systems informed a representative of the Third Party that Fuel Systems and Westport were engaged in substantive discussions that could lead to ending the dispute over the Cartesian Financing Agreement and that, as part of an amendment to the merger agreement, there would likely be a collar that provided for protection to Fuel Systems stockholders so that they would receive no less than $5.00 in value per Westport common share in the merger. The representative of the Third Party did not respond affirmatively or negatively to this development.

On the morning of March 4, 2016, the Fuel Systems board of directors held a telephonic meeting to again discuss the revised transaction with Westport in order to settle disputes relating to the Cartesian Financing Agreement. At the meeting, Fuel Systems’ legal representatives reviewed the most recent changes to the proposed amendments to the merger agreement and the Cartesian Financing Agreement, including, with respect to the amendment to the merger agreement, (i) the implementation of an exchange ratio under which Fuel Systems stockholders would receive (x) in the event that the average share price was equal to or less than $1.64, 3.0793 Westport common shares, (y) in the event that the average share price is greater than $1.64 and less than $2.37, a number of Westport common shares equal to the quotient obtained by dividing $5.05 by the average share price, rounded to four decimal places, and (z) in the event that the average share price was equal to or greater than $3.10, 1.6290 Westport common shares (which, calculated as of March 4, 2016, equated to a pro forma ownership of approximately 40.6% of the combined company for Fuel Systems stockholders, compared to a pro forma ownership of the combined company of approximately 34.7% under the merger agreement), and (ii) the Corporate Governance Provisions, all of which had been agreed to except for the Director Replacement Provision, and, with respect to the amendment to the Cartesian Financing Agreement, changes to the Cartesian consent rights and covenants, among other things, which addressed certain of the material concerns that had been raised with Westport and which had been described in the Notice of Breach, including with respect to the ability of Westport to raise additional cash by selling the Industrials assets under certain circumstances. For a more detailed discussion concerning the Cartesian Amendment (as defined below), please see “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27. Following discussions, including with regards to Westport’s rejection of the Director Replacement Provision, the Fuel Systems board of directors voted on whether to approve the terms of the merger agreement amendment and Cartesian Amendment in settlement of Fuel Systems’ claims in connection with Westport’s alleged breach of the merger agreement. The resolution to approve the proposed amendments failed to gain sufficient votes for passage due to a four to four vote among the Fuel Systems directors. Following a discussion, the meeting was adjourned until later in the day in order that directors might consider the matter further and determine next steps. During the recess, conversations were held among individual directors seeking to convince two of the directors who had voted against the motion to approve the terms of the merger agreement amendment to change their votes to be in favor of the amended merger agreement if the Director Replacement Provision was included. In addition, conversations were held with Fuel Systems’ legal representatives concerning the morning’s proceedings and the vote and its implications. When the meeting reconvened, one of the directors asked that the minutes of the meeting reflect the pressure that was put on directors to change their votes.

The meeting of the Fuel Systems board of directors reconvened later in the afternoon on March 4, 2016. The Fuel Systems directors discussed whether a merger agreement amendment including the Director Replacement Provision that permitted replacements until the 2017 annual meeting of Westport’s shareholders (the “Final Director Replacement Provision”), together with the proposed Cartesian Amendment, would be acceptable to settle the matters relating to the Cartesian Financing Agreement. Following discussions on the inclusion of the Final Director Replacement Provision, a representative of J.P. Morgan reviewed and discussed its analysis with respect to Fuel Systems and the proposed amendment to the merger agreement with Westport. J.P. Morgan indicated that it was prepared to render its opinion as to the exchange ratio set forth in the proposed amendment to the merger agreement as of the date thereof. The Fuel Systems directors then voted on and passed with Messrs. Costamagna and Di Toro dissenting a resolution approving the merger agreement amendment, the Cartesian Amendment and the transactions and settlements contemplated thereby, on the condition that the Westport board of directors approve the addition of the Final Director Replacement Provision to the merger agreement amendment. Counsel was asked to inform Westport of the Final Director Replacement Provision to which the approval was subject. The Fuel Systems board of directors also determined that the Third Party Proposal was inadequate and not in the best interests of Fuel Systems stockholders, and determined not to furnish information to, and to cease discussion and negotiations with, the Third Party.

As described above, the approval of Fuel Systems’ board of directors of the merger agreement amendment and settlement terms was not unanimous. Two directors, Messrs. Costamagna, Fuel Systems’ CEO, and Di Toro, voted against the approval. The difference of opinion among the Fuel Systems board members related to judgments as to, among other things, (i) the significant amount of indebtedness incurred in connection with the Cartesian Financing Agreement and its transformative effect on Westport and the combined company, due to, among other things, the high cost of capital associated with the indebtedness, (ii) the negative covenants and restrictions contained in the Cartesian Financing Agreement, as amended, and their impact on the combined company, (iii) that the benefits of the settlement of Fuel Systems’ claims in connection with Westport’s alleged breach of the merger agreement did not outweigh the detriments of the Cartesian Financing Agreement, as amended, and (iv) concerns regarding the ability to finance the combined company and its liquidity through 2017 and beyond.

Following the March 4, 2016 meeting of the Fuel Systems board of directors, Mr. Di Toro notified the Fuel Systems board of directors of his decision to resign, effective immediately, from the Fuel Systems board of directors and as a director of Fuel Systems’ wholly owned subsidiary, MTM SRL. Mr. Di Toro was a member of Fuel Systems’ Nominating and Corporate Governance Committee and the Strategic Oversight Committee. Mr. Di Toro’s letter stated that he was resigning because of the Fuel Systems board of directors’ decision to proceed with the transactions contemplated by the merger agreement and settle Fuel Systems’ claims that Westport breached the merger agreement. Mr. Di Toro indicated that he did not believe the settlement terms to be in the best interests of Fuel Systems and its stockholders and stated his reasons for objecting to the settlement as follows: (i) Westport’s entry into the Cartesian Financing Agreement breached the merger agreement and fundamentally changed the landscape of Westport and, consequently, the result of the envisaged strategic merger, (ii) that the significant amount of the Cartesian indebtedness incurred as of March 4, 2016 by Westport would negatively affect the operation of the combined company, (iii) that the terms of the Cartesian Financing Agreement would significantly restrict the combined company going forward by imposing certain negative covenants including borrowing restrictions for what amounts to a relatively small financing, (iv) that the Cartesian Financing Agreement’s negative covenants and other restrictions provided Cartesian with significant control over the combined company’s operations without any benefit to Westport shareholders or Fuel Systems’ stockholders; and (v) that the proposed merger agreement amendment and the Cartesian Amendment did not provide benefits which outweigh the burdens which the Cartesian Financing Agreement imposed on the combined company, including because the exchange ratio as agreed upon on March 4, 2016 may have been less than the exchange ratio in the original merger agreement (which, as described below, was subsequently altered so that in no event would the exchange ratio be less than 2.129 common shares of Westport).

On the evening of March 4, 2016, after Mr. Di Toro resigned, representatives of Westport informed representatives of Fuel Systems that, in order to assure that the Voting Agreements remained in place, Westport wanted to change the exchange ratio on the high end of the collar so that in the event the average share price was equal to or greater than $2.37, the exchange ratio would equal 2.129 common shares of Westport (and therefore, Fuel Systems’ stockholders would not receive less than the number of Westport common shares that they would have received under the merger agreement), and had agreed to the inclusion of the Final Director Replacement Provision.

On March 5, 2016, the Fuel Systems board of directors held a telephonic meeting to again discuss the revised transaction with Westport. Mr. Costamagna did not attend the meeting. At the meeting, the Fuel Systems board of directors discussed the enhanced exchange ratio and Westport’s agreement concerning the Final Director Replacement Provision. A representative of J.P. Morgan confirmed its prior analysis with respect to Fuel Systems and the proposed amendment to the merger agreement with Westport in light of the change to the exchange ratio, which was positive for Fuel Systems’ stockholders and indicated that, subject to completion of administrative matters, it would deliver a written fairness opinion with respect to the improved exchange ratio. Following discussions, the board by unanimous vote of the directors present approved the revised transaction.

On March 6, 2016, J.P. Morgan delivered its written opinion to the Fuel Systems board of directors that, as of that date, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio set forth in the amended merger agreement was fair, from a financial point of view, to the holders of Fuel Systems’ common stock. Also on March 6, 2016, the parties executed the amendment to the merger agreement, and, concurrently therewith, along with an affiliate of Cartesian, the Cartesian Amendment (as defined below). For a more detailed discussion concerning the Cartesian Amendment (as defined below), please see “—Update to Recent Developments—Cartesian Financing Agreement and Amendment” beginning on page S-27. Additionally, on March 6, 2016, a representative of Fuel Systems advised a representative of the Third Party that Fuel Systems had entered into the amendment to the merger agreement, pursuant to which the consideration under the merger agreement had changed, and that, as a result, the Fuel Systems board of directors had rejected the Third Party Proposal and was terminating further discussion with respect to the Third Party Proposal.

Prior to the opening of the financial markets on March 7, 2016, Fuel Systems and Westport issued press releases publicly announcing the execution of the amendment to the merger agreement, the Cartesian Amendment, and the details of the proposed amendments. Later in the day, Fuel Systems was informed by the Third Party that, following its review of Fuel Systems’ Current Report on Form 8-K relating to the amendment to the merger agreement filed earlier that day with the SEC, it had decided not to proceed with the Third Party Proposal.

Update to Recent Developments

Cartesian Financing Agreement and Amendment

Cartesian Financing Agreement

On January 11, 2016, Westport announced that it had entered into the Cartesian Financing Agreement for financing through a series of four tranches.

As part of the first tranche, Cartesian immediately provided $17.5 million in cash in consideration for a technology income streaming facility (the “First Tranche”). Under the First Tranche, Cartesian, in exchange for $17.5 million, received a contingent payment right consisting of amounts tied to (i) certain joint venture product sales (the “JV Contingent Payment Amount”); and (ii) certain future High Pressure Direct Injection (HPDI) product sales (the “HPDI Contingent Payment Amount”, and together with the JV Contingent Payment amount, the “Contingent Payment Right”). The JV Contingent Payment Amount is, from January 1, 2016 to December 31, 2021, the greater of (a) a percentage of the income Westport receives from the applicable joint venture product sales, subject to certain adjustments, and (b) a yearly fixed payment amount from 2016 through 2021. The HPDI Contingent Payment Amount is, from January 1, 2016 to December 31, 2025, the greater of (a) a percentage of the sum Westport is entitled to receive under the applicable HPDI product development agreement or its termination and (b) a yearly fixed amount from 2017 through 2025 as further described below.

The total base yearly fixed amounts under both the JV Contingent Payment Amount and the HPDI Contingent Payment Amount from 2016 through 2025 equal approximately $46 million, with each year’s base fixed payment under both the JV Contingent Payment Amount and the HPDI Contingent Payment Amount totaling $1,500,000 for 2016, $3,426,400 for 2017, $6,164,000 for 2018, $7,722,400 for 2019, $9,054,400 for 2020, $10,192,000 for 2021, $1,161,600 for 2022, $1,636,800 for 2023, $2,270,400 for 2024 and $2,851,200 for 2025. The minimum fixed payments result in an effective interest rate of approximately 23%. Payments to Cartesian (and the effective interest rate) could be higher if future joint venture earnings and/or future product sales produce contingent payment rights higher than the base yearly fixed amount stipulated in the Cartesian Financing Agreement. The Contingent Payment Right is secured by a security interest in certain of Westport’s assets.

Under the second tranche, Westport will issue convertible notes to Cartesian (the “Convertible Notes”), for an aggregate purchase price of $17.5 million, which tranche will close concurrently with the merger. The Convertible Notes will include: (i) a 9% interest rate (increased to 11% upon default); (ii) a 5-year term; and (iii) convertibility into newly issued shares of Westport at an amount per share to be determined and within a range that will be no less than $2.00 but no greater than $2.31. Cartesian will have the option to convert, in whole or in part, the entire amount then outstanding under the Convertible Notes (including the accrued but unpaid interest) into Westport common shares beginning twelve months from the date of the Convertible Notes issuance and at any time thereafter until the maturity date, subject to a maximum of 16,000,000 shares issuable on conversion, subject to certain adjustments. Fifty percent of the Convertible Notes may be converted into equity at Westport’s election if, after 2 years, Westport’s share price is greater than $4.62 for 20 out of 30 days and reflects more than $3 million in average daily trading volume. Based on Westport’s closing share price on April 8, 2016, the Convertible Notes would be convertible into approximately 10,984,848 Westport common shares (or 8.8% on a fully-diluted basis).

Under the final two tranches: (i) in consideration of $16.3 million in cash, or as otherwise may be mutually agreed by Cartesian and Westport through a transaction not contemplated by the Cartesian Financing Agreement, Westport has agreed to sell certain assets to Cartesian, with an expected completion date of the transaction no later than May 30, 2016 (the “Asset Sale”); and (ii) Cartesian has committed up to an additional $20 million to Westport to support two or more product development ventures as may be agreed upon between the parties. For more information concerning the Asset Sale “—Recent Development” below. The new “streaming” facilities would provide development funding for Westport in exchange for a contingent payment on products developed by the new ventures, with the purpose of providing Cartesian with a reasonable commercial return reasonably similar to those anticipated from the payment by Westport of the Contingent Payment Right.

If, after 54 months from the date of closing of the Contingent Payment Rights, Cartesian has realized a return on its investment greater than 3.5 times the purchase price of the Contingent Payment Rights, the Convertible Notes, and the Asset Sale ($179,655,000 or the “Threshold Amount”), Cartesian must pay to Westport 30% of all amounts received in excess of the Threshold Amount and 30% of any HPDI Contingent Payment Amount following the date on which the Threshold Amount is attained.

As part of the Cartesian Financing Agreement, Peter Yu, Managing Partner and Founder of Cartesian, was appointed to Westport’s Board of Directors. The Cartesian Financing Agreement provided that as long as Cartesian holds at least either (i) 5% of the Westport Shares either directly or issuable through the exercise of the Convertible Notes (the “Note Shares”) (the “5% Threshold”) or (ii) 75% of the original number of the Note Shares, Cartesian was granted rights over Westport’s business including, but not limited to: consent rights with respect to (i) material acquisitions or material dispositions of any of its subsidiaries (including by merger, consolidation, sale of stock or sale of assets), (ii) capital expenditures not contemplated in a board approved annual budget, (iii) share repurchases,

(iv) a limitation on the incurrence of additional indebtedness by Westport and its subsidiaries (including Fuel Systems after the closing of the merger) to no more than $3,270,000, other than indebtedness incurred by Westport that ranks junior to the Convertible Notes, and (v) terminating the registration of Westport’s common shares or delisting such common shares from the TSX or NASDAQ. Westport was also obligated to use reasonable commercial efforts to prevent Fuel Systems from incurring any material indebtedness that would be reasonably likely to cause Westport to have total indebtedness in excess of the $65,270,000 Total Debt Limit following the merger. Prior to the payment of the Convertible Notes, Westport is prohibited from declaring or paying any dividends on its common shares (provided that if any such dividends are declared or paid, Westport is required to pay Cartesian liquidated damages equal to the amount of dividends that would have been paid to Cartesian had the principal amount of the Convertible Notes been converted into common shares on the day prior to the dividend declaration).

Cartesian Amendment

Concurrently with, and as a condition to the Fuel Systems board of directors approving the amendment to the merger agreement, the Cartesian Financing Agreement also was amended (the “Cartesian Amendment”).

The Cartesian Amendment made the following changes, among others, to the Cartesian consent rights and covenants under the Cartesian Financing Agreement:

•	increased the minimum ownership threshold for Cartesian to retain its consent rights and seat on the Westport Board of Directors by requiring that Cartesian hold Westport Shares (or Note Shares) representing at least 80% (instead of 75%) of the original number of Note Shares and removing the alternate 5% Threshold;

•	increased the $65,270,000 Total Debt Limit to the greater of (i) $65,270,000 and (ii) twice the annual EBITDA of the combined company and its subsidiaries (giving pro forma effect to the consummation of the merger), and expanded that debt limit to permit the incurrence of indebtedness and guarantees by subsidiaries of Westport up to that limit without having to comply with the more specific debt incurrence restrictions such as the $3,270,000 limitation referred to above; and

•	provided that, following the consummation of the merger, Cartesian will not unreasonably withhold its prior written consent to the sale of all or substantially all of the assets and business of the Fuel Systems Industrials division, provided that (i) such sale is unanimously approved by Westport’s board of directors (subject to any recusal of Cartesian’s director) prior to January 1, 2020, (ii) such sale is executed on arm’s-length terms and Westport obtains a fairness opinion with respect to the sale, and (iii) if reasonably requested by Cartesian following such sale, Westport and its subsidiaries, as applicable, will grant and perfect a security interest to Cartesian in incremental assets that are not prohibited from being so pledged as security, sufficient to secure payment of the contingent payment amounts due to Cartesian (which amounts are secured by a security interest in certain of Westport’s assets, including certain of its intellectual property, as further described herein), provided that such incremental assets shall not consist of any assets or equity of Fuel Systems or any of its subsidiaries.

The Cartesian Amendment also provides for a tri-party mutual release among Cartesian, Westport and Fuel Systems of claims arising out of, among other things, any events prior to the execution of the Cartesian Amendment.

Copies of the Cartesian Financing Agreement and the Cartesian Amendment have been filed as exhibits to the Form F-4 of Westport, to which this supplement forms a part.

Recent Development

On April 20, 2016, Westport announced that it had sold a derivative economic interest (the “Derivative”) in its Hong Kong subsidiary, Westport (Hong Kong) Limited (“Westport HK”), to Cartesian in satisfaction of the Asset Sale for an upfront payment of $6.3 million plus a potential future payment to be determined by Cartesian’s return on investment in respect of the Derivative. Westport HK is a wholly owned subsidiary of Westport formed to hold a 35% equity interest in a certain Chinese joint venture (the “PRC Joint Venture”) in which Westport participates. The Derivative provides Cartesian with an economic interest in the PRC Joint Venture equivalent to an 18.78% equity ownership interest, with Westport, indirectly, retaining a 16.22% economic interest in the PRC Joint Venture.

            Under the terms of sale, Cartesian (i) immediately paid to Westport $6.3 million in cash as consideration for the Derivative and (ii) by the earlier of (a) the 44-month anniversary date of the Cartesian Financing Agreement or (b) the date on which Westport HK, Cartesian and their respective affiliates have sold all or substantially all of their shares representing an 18.78% interest in the PRC Joint Venture, is obligated to pay Westport an amount equal to 30% of any amounts received by Cartesian over a 3.5x return on its investment in the Derivative. In addition, Westport granted Cartesian a call option in respect of all of the outstanding shares of Westport HK that may be exercised after April 19, 2017, the first anniversary of the Asset Sale transaction, and, prior to the exercise of the call option, certain rights with respect to the management and operation of Westport HK and the PRC Joint Venture. The call option may be exercised by Cartesian in its sole discretion for nominal consideration. Prior to the exercise of the call option, Westport retains the rights to the anticipated income and dividends from Westport HK from the PRC Joint Venture, subject (in the case of amounts received by Westport HK other than certain specified dividends) to Westport making payments to Cartesian in an amount equivalent to that which Cartesian would have received had it held a direct 18.78% interest in the PRC Joint Venture.

The payment of the Derivative and the call option are secured by a security interest in certain of Westport’s assets related to Westport HK and the PRC Joint Venture.

The terms of the sale transaction permit Westport to transfer its remaining 16.22% economic interest in the PRC Joint Venture at any time, provided that Westport HK will hold in the aggregate not less than an 18.78% direct or indirect interest in the PRC Joint Venture.

Westport Board of Directors’ Recommendation and its Reasons for the Merger

On March 6, 2016, Westport’s board of directors determined that the merger agreement amendment and the transactions contemplated thereby are fair to, advisable and in the best interests of Westport and its shareholders for the same reasons disclosed in “The Merger—Westport Board of Directors’ Recommendation and Its Reasons for the Merger” beginning on page 47 of the proxy statement/prospectus.

Update to the Fuel Systems Board of Directors’ Recommendation and its Reasons for the Merger Agreement Amendment

In connection with its approval of the merger agreement amendment, including the settlement of claims in connection with Westport’s alleged breach of the merger agreement as a result of its entry into the Cartesian Financing Agreement without Fuel Systems’ prior written consent, the Fuel Systems board of directors took into account the factors it had discussed at its meeting on September 1, 2015, as well as the following additional factors:

•	Under the amended merger agreement Fuel Systems’ stockholders may receive more shares of the combined entity than under the merger agreement and will not receive any fewer shares. The merger agreement amendment provides that each Fuel Systems stockholder will receive (x) in the event that the average share price is equal to or less than $1.64, 3.0793 Westport common shares, (y) in the event that the average share price is greater than $1.64 and less than $2.37, a number of Westport common shares equal to the quotient obtained by dividing $5.05 by the average share price, rounded to four decimal places, and (z) in the event that the average share price is equal to or greater than $2.37, 2.129 Westport common shares. This structure in which the exchange ratio is not fixed, combined with a minimum exchange ratio equal to that provided under the merger agreement, provides Fuel Systems stockholders with additional protection for lower Westport share prices without reducing the minimum number of shares that Fuel Systems’ stock-holders receive at higher share prices from what was provided in the merger agreement, particularly given that the Westport share price increased in the days prior to execution of the merger amendment.

•	The volatility in value of Westport’s common shares and the importance of providing protection to Fuel Systems’ stockholders for the delivery of at least $5.05 per share value of merger consideration within the range of an average share price of $1.64 to $2.37, particularly in light of the Third Party Proposal. Within that range, the exchange ratio increases as the average share price decreases, addressing the fact that, since the transaction was first announced in September 2015, the Westport share price has declined, providing additional value certainty to Fuel Systems’ stockholders. Following the merger, former Fuel Systems stockholders who continue to hold Westport common shares will participate in future increases, and be subject to future decreases, in the market price of Westport common shares.

•	The closing of the merger being conditioned on Westport’s concurrent issuance of the Convertible Notes pursuant to the Cartesian Financing Agreement so that the combined company will have additional capital to finance its business plans.

•	The merger agreement amendment’s addition of certain corporate governance-related provisions, including, among other things, (i) the Final Director Replacement Provision, (ii) the Independent Director Provision, and (iii) the Board Size Provision.

•	The opinion, dated March 6, 2016, of J.P. Morgan to the Fuel Systems board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Fuel Systems common stock of the exchange ratio in the merger, as more fully described under “Update to the Merger—Update to Opinion of Fuel Systems’ Financial Advisor” and Annex II to this supplement, which contains the full text of the J.P. Morgan opinion.

•	The amendment to the terms of the Cartesian Financing Agreement, which allow for additional flexibility for the combined company to operate on a going-forward basis, principally:

•	increasing the $65,270,000 Total Debt Limit to the greater of (i) $65,270,000 and (ii) twice the annual EBITDA of the combined company and its subsidiaries (giving pro forma effect to the consummation of the merger), and expanding that debt limit to permit the incurrence of indebtedness and guarantees by subsidiaries of Westport up to that limit without having to comply with the more specific debt incurrence restrictions such as the $3,270,000 limitation referred to above;

•	providing that, following the consummation of the merger, Cartesian will not unreasonably withhold its prior written consent to the sale of all or substantially all of the assets and business of the Fuel Systems’ Industrials division, provided that (i) such sale is unanimously approved by Westport’s board of directors (subject to any recusal of Cartesian’s director) prior to January 1, 2020, (ii) such sale is executed on arm’s-length terms and Westport obtains a fairness opinion with respect to the sale, and (iii) if reasonably requested by Cartesian following such sale, Westport and its subsidiaries, as applicable, will grant and perfect a security interest to Cartesian in incremental assets that are not prohibited from being so pledged as security, sufficient to secure payment of the contingent payment amounts due to Cartesian (which amounts are secured by a security interest in certain of Westport’s assets, including certain of its intellectual property, as further described in herein), provided that such incremental assets shall not consist of any assets or equity of Westport or any of its subsidiaries; and

•	increasing the minimum ownership threshold for Cartesian to retain its consent rights and seat on the Westport Board of Directors by requiring that Cartesian hold Westport Shares (or Note Shares) representing at least 80% (instead of 75%) of the original number of Note Shares and removing the alternate 5% Threshold;

•

That the benefits of the merger agreement amendment and the Cartesian Financing Agreement, as amended, outweigh the costs, risks and uncertainties associated with pursuing a claim of breach against Westport and terminating the merger agreement, including, among other things, the costs, risks and uncertainties associated with prolonged litigation and the potential for diversion of management and employee attention, and for employee attrition, and the potential effect on Fuel Systems’ business and relations with customers, service providers and other stakeholders, during such period of litigation.

•	That the merger agreement amendment provides for a mutual release by Westport, Merger Sub and Fuel Systems of all claims related to any breach or alleged breach of the merger agreement arising out of any events prior to the execution of the merger agreement amendment, subject to a limited exception, and the Cartesian Amendment also provides for a mutual release by Cartesian and Fuel Systems of claims arising out of, among other things, any events prior to the execution of the Cartesian Amendment and the Third Party Proposal.

•	The prospects of Fuel Systems as a standalone company in the event the merger agreement was terminated.

The Fuel Systems board also considered risks and negative factors in connection with the amendment to the merger agreement and the Cartesian Amendment and in connection with its deliberations on these matters, including:

•	That while the Cartesian Financing Agreement does provide additional capital to Westport, it contains negative covenants that restrict the operations of Fuel Systems and, even as revised by the Cartesian Amendment, could limit the combined company’s ability to obtain additional financing in the future.

•	That as a result of the negative covenants contained in the Cartesian Financing Agreement, Cartesian will have significant influence and control over the combined company because certain board actions of the combined company will require the prior written consent of Cartesian until Cartesian no longer owns at least 80% of the original number of the Note Shares, including, (a) the limitation of material acquisitions or material dispositions of any of Westport’s subsidiaries (including by merger, consolidation, sale of stock or sale of assets), (b) the limitation of the incurrence of indebtedness by Westport and its subsidiaries to an aggregate amount of no more than the greater of (i) the Total Debt Limit of $65,270,000 and (ii) twice the annual EBITDA of the combined company and its subsidiaries (giving pro forma effect to the consummation of the merger), (c) in excess of that aggregate amount, the limitation on the incurrence of indebtedness by Westport and its subsidiaries to no more than $3,270,000, other than indebtedness incurred by Westport that ranks junior to the Convertible Notes), (d) the repurchase of Westport common shares, (e) terminating the registration of Westport’s common shares or delisting such common shares from the TSX or NASDAQ, and (f) prior to the payment of the Convertible Notes, Westport is prohibited from declaring or paying any dividends on its common shares (provided that if any such dividends are declared or paid, Westport is required to pay Cartesian liquidated damages equal to the amount of dividends that would have been paid to Cartesian had the principal amount of the Convertible Notes been converted into common shares on the day prior to the dividend declaration).

•	That, even with the proceeds of the First Tranche and the Second Tranche of the Cartesian Financing Agreement, the combined company may be unable to obtain additional needed financing in light of the restrictions contained in the Cartesian Financing Agreement and market conditions and that, as a result, the combined company may become insolvent. Accordingly, the termination of the merger agreement, although with attendant risks, might be more beneficial to Fuel System stockholders than the merger agreement amendment and the Cartesian Amendment.

•	That the Cartesian Financing Agreement and all of its terms have not yet been made publicly available.

•	That Messrs. Costamagna and Di Toro did not vote in favor of the merger agreement amendment and the Cartesian Amendment.

•	That the dispute between the companies prior to the merger could adversely affect the merger integration process between the companies.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Fuel Systems board in considering the merger. In view of the number and variety of factors and the amount of information considered, the Fuel Systems board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Fuel Systems board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Fuel Systems board may have given different weights to different factors.

The Fuel Systems board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Fuel Systems board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal and “FOR” the Adjournment proposal.

Update to Opinion of Fuel Systems’ Financial Advisor

Second Fairness Opinion

On March 6, 2016, Fuel Systems and Westport agreed to amend the merger agreement and entered into the merger agreement amendment. On March 6, 2016, J.P. Morgan delivered a second written opinion to the Fuel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger pursuant to the amended merger agreement was fair, from a financial point of view, to the holders of Fuel Systems’ common stock. No limitations were imposed by the Fuel Systems board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated March 6, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II to this supplement and is incorporated herein by reference. Fuel Systems’ stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Fuel Systems board of directors, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any stockholder of Fuel Systems as to how such stockholder should vote at the Fuel Systems’ special meeting. The summary of the opinion of J.P. Morgan set forth in this supplement is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated March 4, 2016 of the amended merger agreement;

•	reviewed certain publicly available business and financial information concerning Fuel Systems and Westport and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Fuel Systems and Westport with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Fuel Systems common stock and Westport’s common shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by each of the managements of (a) Fuel Systems relating to its business and (b) Westport relating to its business, as adjusted by the management of Fuel Systems, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (see “—Update to Certain Unaudited Financial and Operating Forecasts—Update to Fuel Systems Unaudited Prospective Financial Information”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Fuel Systems and Westport with respect to certain aspects of the merger, and held discussions with the management of Fuel Systems with respect to the past and current business operations of Fuel Systems and Westport, the financial condition and future prospects and operations of Fuel Systems and Westport, the effects of the merger on the financial condition and future prospects of Fuel Systems and Westport, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Fuel Systems and Westport or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Fuel Systems or Westport under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Fuel Systems and Westport to which such analyses or forecasts relate. J.P. Morgan also assumed that Westport will have received, on or prior to the consummation of the merger, $51.3 million in financing from Cartesian. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the amended merger agreement and this supplement, and that the definitive amended merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Fuel Systems or Westport or on the contemplated benefits of the merger.

The projections furnished to J.P. Morgan for Fuel Systems were prepared by the management of Fuel Systems and the projections furnished to J.P. Morgan for Westport were prepared by the management of Westport and subsequently adjusted by the management of Fuel Systems, each as described under “—Update to Certain Unaudited Financial and Operating Forecasts—Update to Fuel Systems Unaudited Prospective Financial Information.” Neither Fuel Systems nor Westport publicly disclose internal management financial projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Fuel Systems or the underlying decision by Fuel Systems to engage in the merger. J.P. Morgan expressed no opinion as to the price at which Fuel Systems’ common stock or Westport’s common shares will trade at any future time, whether before or after the closing of the merger.

The terms of the amended merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Fuel Systems and Westport, and the decision to enter into the amended merger agreement was solely that of the Fuel Systems board of directors and Westport board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Fuel Systems board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Fuel Systems board of directors or management with respect to the proposed merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of this summary of J.P. Morgan’s financial analyses. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

For each of the analyses performed by J.P. Morgan, J.P. Morgan used the fully diluted number of shares for both Fuel Systems and Westport based on the total outstanding number of shares for each company as of January 15, 2016 and all shares issuable pursuant to outstanding restricted stock units and performance stock units to calculate fully diluted shares outstanding. Additionally, when evaluating the effect of the Cartesian financing J.P. Morgan assumed that the convertible note was converted into shares based on the implied standalone discounted cash flow share price value.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Fuel Systems and Westport, respectively, with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be similar to Fuel Systems and Westport, respectively, and for which similar valuation metrics are used. The companies selected by J.P. Morgan were:

Fuel Systems FV/EBITDA Multiples Comparable Companies

•	Fuel Systems

•	Power Solutions

•	Landi Renzo

•	Hexagon Composites[1]

Westport FV/revenue Multiples Comparable Companies

•	Westport

•	Clean Energy Fuels

•	Quantum Company[2]

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Fuel Systems and Westport based on business operations, end markets, profitability profile and similar valuation metrics for trading multiples. For each comparable company, publicly available estimates of financial performance through the twelve months ended December 31, 2016 and December 31, 2017, respectively, were measured. J.P. Morgan calculated for (1) Fuel Systems and its comparable companies, the firm value as of March 4, 2016 as a multiple of estimated EBITDA for calendar year 2016 and calendar year 2017, and (2) Westport and its comparable companies, the firm value as of March 4, 2016 as a multiple of estimated revenue for calendar year 2016 and calendar year 2017. The calculations for Westport in this subsection included (1) diluted shares outstanding on a pro forma basis reflecting the Cartesian financing and (2) the value of its long-term investments in certain joint ventures as of September 30, 2015 that are currently unconsolidated in the revenue of Westport. The analysis indicated the following:

Fuel Systems Comparable Companies	FV / 2016 EBITDA	FV / 2017 EBITDA
Fuel Systems Solutions	4.0x	2.2x
Power Solutions	11.8x	9.0x
Landi Renzo	9.2x	8.1x
Hexagon Composites	14.5x	9.5x

[1]	J.P. Morgan ultimately excluded Hexagon Composites from Fuel Systems FV/EBITDA multiples comparable companies set due to its lessened exposure to oil price volatility and other issues particular to its business, rendering the company a poor comparable in the current context.
[2]	J.P. Morgan ultimately excluded Quantum Fuels from Westport FV/revenue multiples comparable companies set due to both its relatively small size and lack of scale and recent issues faced by Quantum Fuels that are particular to its business rendering the company a poor comparable in the current context.

Westport Comparable Companies	FV / 2016 Revenue	FV / 2017 Revenue
Westport Innovations	1.48x	0.78x

Clean Energy Fuels	1.90x	1.52x

Quantum Fuel Systems	0.75x	0.58x

J.P. Morgan selected the following values for each company’s multiple, specifically: (1) Fuel Systems’ common stock: 2.5x to 9.5x estimated 2016 EBITDA and 1.0x to 8.5x estimated 2017 EBITDA and (2) Westport’s common shares: 1.00x to 1.70x estimated 2016 revenue and 0.65x to 1.30x estimated 2017 revenue. J.P. Morgan did not rely solely on the quantitative results of the selected multiples analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the selected companies to Fuel Systems, as well as its experience with the industry in which Fuel Systems participates, J.P. Morgan selected a range of EBITDA multiples that it believed reflected an appropriate range of multiples applicable to Fuel Systems. J.P. Morgan employed the same aforementioned methods in selecting a range of revenue multiples that it believed reflected an appropriate range of multiples applicable to Westport.

The EBITDA multiples were then applied to Fuel Systems’ EBITDA projections for fiscal years 2016 and 2017, yielding implied equity values per share for Fuel Systems’ common stock of approximately $4.70 to $8.55 per share for fiscal year 2016 and approximately $4.30 to $11.70 per share for fiscal year 2017. The revenue multiples were then applied to Westport’s revenue projections for fiscal years 2016 and 2017, yielding implied equity values per share for Westport’s common shares of approximately $2.05 to $3.10 per share for fiscal year 2016 and approximately $2.40 to $4.25 per share for fiscal year 2017.

J.P. Morgan compared the results of the implied equity values per share for Fuel Systems and Westport. For each comparison, J.P. Morgan compared (1) the ratio of the highest implied equity value per share for Fuel Systems shown above to the lowest implied equity value per share for Westport shown above and (2) the ratio of the lowest implied equity value per share for Fuel Systems shown above to the highest implied equity value per share for Westport shown above, in order to derive a range of implied exchange ratios. The implied exchange ratios were:

Implied Exchange Ratio

Fiscal year 2016	1.5161x – 4.1707x

Fiscal year 2017	1.0118x – 4.8750x

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity values per share for both Fuel Systems’ common stock and Westport’s common shares. J.P. Morgan calculated the unlevered free cash flows that Fuel Systems and Westport, respectively, are expected to generate during fiscal years 2016 through 2025 based upon the financial projections prepared on behalf of Fuel Systems’ management through the years ended December 31, 2025 and upon financial projections prepared on behalf of Westport’s management, which were based on financial projections prepared by Westport’s management, as adjusted by the management of Fuel Systems, through the years ended December 31, 2025. The unlevered free cash flows of Fuel Systems included the $3 million to $4 million attributable to incremental cash flows resulting from tax savings reflected from Fuel Systems’ net operating losses which were then discounted using the applicable discount range for Fuel Systems as provided below. The unlevered free cash flows of Westport included the $22 million to $24 million attributable to incremental cash flows resulting from tax savings reflected from Westport’s net operating losses which were then discounted using the applicable discount rate range for “Westport – Operations” as provided below. The net operating losses were provided by the respective managements of Fuel Systems and Westport and were based on projected financial performance. For purposes of the discounted cash flow analysis, J.P. Morgan treated stock-based compensation as a non-cash expense and thus added such expense back to both Fuel Systems’ and Westport’s EBITDA (earnings before interest, taxes, depreciation and amortization) as included in their respective unlevered free cash flows. J.P. Morgan also calculated a range of terminal values of Fuel Systems and Westport, respectively, at the end of the 10-year period ending December 31, 2025 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flow of Fuel Systems and Westport, respectively, during the final year of the 10-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using the following ranges of discount rates:

Discount Rate Range

Fuel Systems	10.0% - 12.0%

Westport – Operations	10.0% - 12.0%

Westport – HPDI	12.0% - 14.0%

These values were then added together in order to derive the implied firm value for each of Fuel Systems and Westport, which, in the case of Westport, was on a pro forma basis to give effect to the Cartesian financing. The range of discount rates was chosen based upon an analysis of the weighted average cost of capital of Fuel Systems and Westport, respectively, conducted by J.P. Morgan and was applied using the mid-year convention for discounting. In particular, Westport’s HPDI business was attributed a higher discount rate based upon a higher weighted average cost of capital due to a higher beta which is reflective of the riskier nature of the HPDI business, previously encountered delays and uncertainties concerning timing of market penetration. In calculating the estimated equity values per share for Fuel Systems and Westport on a standalone basis (i.e., without synergies), J.P. Morgan adjusted the firm value for Fuel Systems’ and Westport’s net cash, debt and minority interest value as of September 30, 2015, and divided by the fully diluted common shares outstanding, calculated using the method described above.

The analysis indicated a range of implied equity values per share:

	Fuel Systems	Westport

Low	$12.65	$5.65

High	$17.05	$8.55

J.P. Morgan compared the results for Fuel Systems to Westport by comparing (1) the highest implied equity value per share for Fuel Systems to the lowest implied equity value per share for Westport and (2) the lowest implied equity value per share for Fuel Systems to the highest implied equity value per share for Westport, in order to derive a range of the implied exchange ratios for such estimates. The implied exchange ratios were:

Implied Exchange Ratio

Fuel Systems to Westport	1.4795x - 3.0177x

Selected Transaction Analysis

Using publicly available information and certain non-public information, J.P. Morgan examined selected transactions with respect to companies that engaged in businesses that J.P. Morgan judged to be similar to Fuel Systems’ businesses. The precedent transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Fuel Systems based on business sector participation, operational characteristics and financial metrics. It should be emphasized that none of the companies involved in the selected transactions (other than Fuel Systems) is identical to Fuel Systems and none of the selected transactions is identical to the merger.

J.P. Morgan calculated, for each selected transaction, the target company’s implied firm value as a multiple of EBITDA for the twelve-month period prior to the announcement date of the applicable transaction. The transactions considered, the date each transaction was announced and the EBITDA multiple are as follows:

Month and Year Announced	Target	Acquiror	FV/EBITDA

May 2015	Wells Vehicle Electronics	NGK Spark Plug Co	9.5x

January 2015	TI Group Automotive Systems	Bain Capital		*

December 2014	Halla Visteon Climate Control	Hankook Tire Co	10.1x

June 2011	Emer SpA	Westport Innovations	N/A

June 2010	Inergy Automotive Systems SA	Plastic Omnium SA	N/A

November 2009	EMCON Technologies LLC	Faurecia SA	7.4x

February 2007	ArvinMeritor - Emissions Technology	One Equity Partners	3.9x

October 2006	Eaton (Transmission and Engine Control)	BorgWarner	5.9x

January 2005	JCEEG	Valeo SA	N/A

June 2004	Stanadyne (owned by American Industrial Partners)	Kolhlberg & Co., LLC	7.0x

November 1999	TRW’s Lucas Diesel Systems	Delphi Automotive Systems Corp.	5.9x

April 1999	Walbro Corp.	TI Group Plc.	7.2x

* - Not publicly available

J.P. Morgan’s analysis resulted in a range of EBITDA multiples of 3.9x to 10.1x for the selected transactions. J.P. Morgan applied a range of EBITDA multiples of 6.0x to 10.0x to Fuel Systems’ EBITDA for the twelve months ended December 31, 2015, and arrived at an estimated range of equity values for Fuel Systems’ common stock of between $5.25 and $6.55 per share.

J.P. Morgan did not rely solely on the quantitative results of the selected transaction analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the companies in the selected transactions to Fuel Systems and each of the selected transactions to the merger, as well its experience with mergers and acquisitions and the industry in which Fuel Systems and Westport participate, J.P. Morgan selected a range of EBITDA multiples that it believed reflected an appropriate range of multiples applicable to Fuel Systems.

Value Creation Analysis – Intrinsic Value Approach

J.P. Morgan prepared a value creation analysis that compared the implied equity value derived from J.P. Morgan’s discounted cash flow analysis of Fuel Systems on a standalone basis to Fuel Systems’ stockholders’ pro forma ownership of the implied equity value of the combined company. Unlike the other valuation analyses performed by J.P. Morgan, which are intended to estimate the standalone basis, the value creation analysis is intended to estimate the potential change in equity value per share as a result of the business combination. The pro forma combined company equity value was equal to: (1) Fuel Systems’ standalone discounted cash flow value of $266 million, plus (2) Westport standalone discounted cash flow value of $558 million, plus (3) Fuel Systems’ present value of Westport’s management expected after-tax synergies, less Fuel Systems’ management estimate of transaction expenses of $15.0 million. For purposes of the discounted cash flow values used in this analysis, J.P. Morgan used a perpetual growth rate of 3.0% for the unlevered free cash flow of Fuel Systems and Westport. A discount rate of 11.0% was used for Fuel Systems, while a 11.0% discount rate was used for cash flows from Westport’s operations and a 13.0 % discount rate was used for Westport’s HPDI cash flows. J.P. Morgan then determined the implied pro forma equity value of the combined company attributable to Fuel Systems’ stockholders based on the economic equity ownership percentage of the combined company of approximately 40.6% to be owned by Fuel Systems’ stockholders implied by the exchange ratio provided for in the amended merger agreement. J.P. Morgan then compared the result to the implied equity value of Fuel Systems on a standalone basis derived from the discounted cash flow analysis described above. The value creation analysis indicated implied pro forma economic equity value of $929 million and implied pro forma accretion in economic equity value to the holders of Fuel Systems’ common stock of 41.7%.

Other Information

Implied Premiums and Multiples

Based on the exchange ratio of 2.7446x and the closing market price of Westport’s common shares of $1.84 on February 26, 2016, J.P. Morgan calculated that the implied value of the merger consideration to be paid to Fuel Systems’ stockholders was $5.05 per share, within a collar range of $1.64 to $2.37 of Westport’s common shares. This implied value represents an approximately 15.8% premium to $4.36, the closing market price of Fuel Systems’ common stock on February 26, 2016. The implied firm value (which is the value of common equity, plus face value of debt and the minority interest value, minus cash and cash equivalents) as a multiple of estimated EBITDA for calendar years 2016 and 2017, respectively, was 3.2x and 1.8x. J.P. Morgan also reviewed the premium represented by the implied value of the merger consideration to be paid to Fuel Systems’ stockholders to the following volume weighted average prices (VWAP) leading to February 26, 2016:

VWAP	Premium

10-day VWAP	17.6%

20-day VWAP	25.2%

30-day VWAP	30.9%

Historical Exchange Ratio Analysis

J.P. Morgan reviewed the per share daily closing market price of Fuel Systems’ common stock and Westport’s common shares and calculated the implied historical exchange ratios by dividing the daily closing prices per share of Fuel Systems’ common stock by those of Westport’s common shares for the dates and over the periods described in the table below. The analysis resulted in the following implied exchange ratios for the periods indicated and based on an assumed closing date of March 4, 2016 with the 10-day VWAP measured as of February 26, 2016:

Basis of Exchange Ratio	Exchange Ratio

As of March 4, 2016	2.2040x

Average of trailing 3-month ratios	2.2395x

Average of trailing 6-month ratios	2.1145x

Average of trailing 1-year ratios	2.0042x

Average of trailing 3-year ratios	1.3290x

Average of trailing 5-year ratios	1.0801x

J.P. Morgan noted that a historical exchange ratio analysis is not a valuation methodology and that such analysis was presented merely for illustrative purposes.

Historical Trading Range

J.P. Morgan reviewed the 52-week trading range, ending on March 4, 2016, of Fuel Systems’ common stock, which was $3.06 to $11.57 per share, and the 52-week trading range, ending March 4, 2016, of Westport’s common shares, which was $1.30 to $6.18 per share.

J.P. Morgan noted that any historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for illustrative purposes.

Equity Research Analyst Price Targets

J.P. Morgan reviewed and discussed the most recent publicly available research analyst price targets for Fuel Systems’ common stock and Westport’s common shares that were prepared and published by selected equity research analysts. J.P. Morgan noted that the range of price targets for Fuel Systems’ common stock was $7.00 to $9.00 per share, and that the range of price targets for Westport’s common shares was $1.25 to $9.00 per share.

J.P. Morgan noted that implied premiums and multiples, historical exchange ratio, historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Fuel Systems or Westport, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Fuel Systems and Westport. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Fuel Systems and Westport and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Fuel Systems with respect to the merger on the basis of such experience and its familiarity with Fuel Systems.

For services rendered in connection with the merger, Fuel Systems has agreed to pay J.P. Morgan a transaction fee of 2.00% of the fair market value of the consideration to be paid to Fuel Systems stockholders in the merger, which is to be no less than $3.5 million, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion dated September 1, 2015, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion dated March 6, 2016 and the remainder of which is payable upon and is contingent upon the consummation of the merger. In addition, Fuel Systems has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of delivery of its opinion, J.P. Morgan and its affiliates maintained commercial or investment banking and other business relationships with Fuel Systems, for which J.P. Morgan and its affiliates have received customary compensation. Such services have included acting as financial advisor in connection with Fuel Systems’ strategic planning and evaluation of defensive strategies. During the two years preceding the date of delivery of its opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Westport. In addition, J.P. Morgan or its affiliates are the beneficial owners of approximately 0.15% of Westport’s outstanding capital stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Fuel Systems or Westport for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. During the two-year period preceding delivery of its opinion ending on March 6, 2016, the aggregate fees received by J.P. Morgan from Fuel Systems were $1.3 million.

Updates to Certain Unaudited Financial and Operating Forecasts

Updates to Fuel Systems Unaudited Prospective Financial Information

Fuel Systems, as a matter of course, does not generally publicly disclose long-term forecasts or internal projections as to its future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumption and estimates. However, Fuel Systems is including the following summaries of certain unaudited financial and operating forecasts of Fuel Systems in this supplement solely to give Fuel Systems stockholders access to the information that was made available to its financial advisor. The unaudited prospective financial data presented below includes (i) projections for Fuel Systems prepared by Fuel Systems’ management and certain advisors in connection with the Restructuring Plan (as defined in “The Merger—Background of the Merger” on page 36 of the proxy statement/prospectus), without giving effect to the merger, which we refer to as the Amended Fuel Systems Projections, and (ii) certain selected unaudited projected financial data for Fuel Systems calculated based on extrapolations from the Amended Fuel Systems Projections. Except to the extent required by law Fuel Systems does not have any obligation to update prospective financial data included in this supplement and has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that Fuel Systems, J.P. Morgan or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information and extrapolations cover multiple years, such information, by its nature, becomes less predictive with each successive year. Fuel Systems stockholders are urged to review the SEC filings of Fuel Systems for a description of risk factors with respect to the business of Fuel Systems. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages S-15 and S-96, respectively, of this supplement. The accompanying unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Fuel System’s management, was prepared on a reasonable basis, reflected the best then currently available estimates and judgments, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Fuel Systems, in each case as of the date of preparation of such prospective financial information. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Fuel Systems’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The report of the independent registered public accounting firms of Fuel Systems contained in the Annual Report of Fuel Systems on Form 10-K, for the year ended December 31, 2015, relates to the historical financial information of Fuel Systems. Such report does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Fuel Systems management continually reviews and refines its business outlook based on changing economic and other conditions and challenges impacting its markets as well as other factors. The unaudited prospective financial information also does not give effect to the proposed merger.

The following table presents selected unaudited projected financial data for Fuel Systems provided to J.P. Morgan in connection with J.P. Morgan’s preparation of its second fairness opinion described above in “Update to Opinion of Fuel Systems’ Financial Advisor” beginning on page S-32.

($mm)	2015E(1)	2016E	2017E
Revenue	$268	$269	$296

Cost of goods sold	$209	$210	$228

Gross profit	$60	$59	$68

Adjusted EBITDA(2)	$6	$10	$18

(1)	Because J.P. Morgan’s second opinion was delivered prior to the filing of Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2015 with the SEC on March 14, 2016, Fuel Systems’ fiscal year results for 2015 contained in its Annual Report on Form 10-K for the year ended December 31, 2015 differ from those 2015E numbers provided to J.P. Morgan by Fuel Systems in connection with J.P. Morgan’s preparation of its second opinion.
(2)	Non-GAAP measure. “EBITDA” mean earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is determined by adding the following items to Net Income/(Loss), the closest GAAP financial measure: Depreciation & Amortization; Interest income/expense, net; and Benefit (Provision) for Income Taxes, Impairments, Restructuring charges, Stock based compensation Consulting fees related to restructuring and strategy and other non-operating expenses.

The projected unlevered free cash flows for Fuel Systems for fiscal years 2016 through 2017 based upon the unaudited financial projections discussed above and used by J.P. Morgan in connection with its second fairness opinion, which were as follows (in millions): 2016E: $(1); 2017E: $4.

In addition, in connection with J.P. Morgan’s preparation of its second fairness opinion described above in “Update to Opinion of Fuel Systems’ Financial Advisor” beginning on page S-32, management of Fuel Systems provided certain selected unaudited projected financial data for Fuel Systems for fiscal years 2018 through 2025, calculated based on extrapolations from the Amended Fuel Systems Projections, which were as follows (in millions):

($mm)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$314	$329	$346	$367	$396	$421	$441	$454

Cost of goods sold	$237	$247	$258	$273	$294	$312	$326	$336

Gross profit	$77	$82	$88	$94	$102	$109	$114	$118

Adjusted EBITDA(1)	$27	$30	$34	$38	$44	$50	$55	$60

(1)	Non-GAAP measure. “EBITDA” mean earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is determined by adding the following items to Net Income/(Loss), the closest GAAP financial measure: Depreciation & Amortization; Interest income/expense, net; and Benefit (Provision) for Income Taxes, Impairments, Restructuring charges, Stock based compensation Consulting fees related to restructuring and strategy and other non-operating expenses.

The projected unlevered free cash flows for Fuel Systems fiscal years 2018 through 2025 based upon the unaudited financial projections and extrapolations discussed above and used by J.P. Morgan in connection with its second fairness opinion, were as follows (in millions): 2018E: $9; 2019E: $10; 2020E: $13; 2021E: $15; 2022E: $16; 2023E: $20; 2024E $25; 2025E: $29.

Update to Westport Unaudited Prospective Financial Information

In addition, in connection with J.P. Morgan’s preparation of its second fairness opinion described above in “Update to Opinion of Fuel Systems’ Financial Advisor”, Fuel Systems’ management, in consultations with its strategic advisors, applied certain downward adjustments and discounts and performed certain sensitivity analyses to the Westport Projections (as described in “The Merger—Certain Unaudited Financial and Operating Forecasts” beginning on page 59 of the proxy statement/prospectus), which adjustments and discounts ranged between approximately 0% to 50%, depending on product line and certain profit and loss line items, and also took into account certain timing delays in anticipated market penetration, all with the objective of taking a conservative approach, with significant discounts to take into account developing product lines and other factors. The Westport Projections as so adjusted are set forth below:

($mm)	2015E	2016E	2017E	2018E	2019E	2020E
Revenues	$116.9	$121.8	$233.1	$309.6	$411.4	$701.0

Adjusted EBITDA (1)	$(44)	$(47)	$(30)	$2	$34	$81

(1)	Non-GAAP measure. “EBITDA” means earnings before interest, taxes, depreciation and amortization. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport’s share of income from the joint ventures.

See “The Merger—Certain Unaudited Financial and Operating Forecasts” beginning on page 59 of the proxy statement/prospectus for more information on the Westport Projections.

Additional Information Regarding Prospective Financial Information

Although presented with numerical specificity, the above unaudited prospective financial information and extrapolations reflect numerous assumptions and estimates as to future events made by the management of Fuel Systems.

At the time the unaudited prospective financial information and extrapolations were prepared, Fuel Systems’ management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information and extrapolations, Fuel Systems made assumptions regarding, among other things, sales volumes and pricing, interest rates, corporate financing activities, including with respect to the effective tax rate and the amount of Fuel System’s income taxes, the amount of selling, general and administrative costs and the amount of research and development spending.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information and extrapolations will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information and extrapolations involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the sections entitled “Update to Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages S-17 and S-15, respectively, of this supplement, and “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 21 and 19, respectively, of the proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Fuel Systems and/or Westport and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the combination is completed.

Fuel Systems stockholders are urged to review Westport’s and Fuel System’s most recent SEC filings for a description of Fuel System’s and Westport’s reported and anticipated results of operations and financial condition and capital resources during 2015 and 2016, as applicable, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2015, which is attached hereto as Annex III to this supplement and incorporated herein by reference, and Westport’s Quarterly Report on Form 6-K for the third quarter ended September 30, 2015, which is incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information and extrapolations set forth above. No representation is made by Fuel Systems or any other person to any Fuel Systems stockholder regarding the ultimate performance of Fuels Systems compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information and extrapolations in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

FUEL SYSTEMS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Update to Board of Directors and Executive Officers of the Combined Company After Completion of the Merger; Headquarters and Name

Board of Directors. Upon completion of the merger, the board of directors of the combined company will consist of nine directors, including current Westport directors Warren J. Baker, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horváth, Rodney Nunn, and current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston (or, in the event that Mr. Costamagna or Mr. Clarke does not accept such appointment, James W. Nall or Anthony Harris, respectively, would serve as his replacement, subject to the approval of the nominating and corporate governance committee of the board of directors of each of Fuel Systems and Westport) (the Fuel Systems-designated directors). The three Fuel Systems-designated directors also will designate one independent director (who must be a citizen of Canada) subject to the approval of the Nominating and Corporate Governance Committee of Westport, such approval not to be unreasonably withheld, conditioned or delayed, and one member of the Westport board will resign at the time such independent director is so appointed. A person designated by Fuel Systems will also have non-voting board observation rights.

Executive Officers. The current executive officers of Westport are expected to continue serving as executive officers of the combined company and Andrea Alghisi, Fuel Systems’ chief operating officer, will be appointed to the role of chief operating officer of the combined company’s automotive and industrial group.

Update to Interests of Directors and Executive Officers in the Merger

Update to Interests of Directors and Executive Officers of Fuel Systems in the Merger

In considering the recommendation of the Fuel Systems board of directors that Fuel Systems stockholders vote “FOR” the Merger proposal, Fuel Systems stockholders should be aware that some of Fuel Systems’ executive officers and directors have financial interests in the merger that may be different from, or in addition to, those of Fuel Systems stockholders generally. The Fuel Systems board of directors was aware of these interests and considered them, among other matters, in approving the amended merger agreement and making its recommendations that the Fuel Systems stockholders approve the amended merger agreement.

Troy Clarke, a director of Fuel Systems, is the President and Chief Executive Officer and a director of Navistar International Corporation (“Navistar”). Navistar in 2010 and 2011 offered an engine product, which was discontinued, which included component parts from Cummins Westport Inc., a joint venture between Westport and Cummins, Inc. Navistar continues to purchase service parts for that engine from the joint venture. For the year ended December 31, 2015, those part purchases totaled approximately $90,000.

For purposes of all of the Fuel Systems agreements and plans described below, the completion of the merger will constitute a change in control.

As described under “Fuel Systems Proposals—Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal,” the Fuel Systems board of directors formally approved amendments to certain restricted stock awards (the “Awards”) held by non-employee directors. The amendments provide that the vesting date of any unvested restricted stock issued pursuant to each Award will be the earlier of (i) the vesting date set forth in the Award, or (ii) a change in control (as defined in the 2009 Restricted Stock Plan); provided, that the amendments will not be effective unless holders of a majority of the shares of Fuel Systems common stock present in person or by proxy and entitled to vote at the next shareholders’ meeting vote in favor of such amendments. The consummation of the proposed merger would constitute a “change in control” under the 2009 Restricted Stock Plan and the Awards. The table below sets forth the value to each of the non-employee directors of the acceleration of the awards, assuming shareholders approve the amendments as set forth in “Fuel Systems Proposals—Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal” and further assuming a merger completion date of April 8, 2016, upon which merger completion date the non-employee directors would be entitled to receive the number of Westport common shares equal to the exchange ratio for each share of Fuel Systems restricted stock.

Director	Restricted Stock Award(#)	Acceleration Value ($)(1)
Joseph E. Pompeo	6,054	30,572
James W. Nall	6,054	30,572
Troy A. Clarke	6,054	30,572
Colin Johnston	6,054	30,572
Steven R. Becker	6,054	30,572
Anthony Harris (2)	6,054	30,572
Anthony Harris (2)	481	2,429

(1)	Amount reflects the value derived by multiplying the number of restricted stock subject to accelerated vesting by (x) the exchange ratio of 2.1861 (derived from using the closing share price on NASDAQ of Westport on April 8, 2016 as the assumed average share price) and (y) the closing share price of Westport on April 8, 2016.
(2)	In addition to the annual award issued to Mr. Harris on May 28, 2015 at the Fuel Systems 2015 Annual Meeting of Stockholders, Mr. Harris also holds 481 unvested shares as a result of the issuance of restricted stock on December 31, 2013 granted to Mr. Harris in connection with his appointment to the Fuel Systems board of directors.

Update to Retirement Agreement

Fuel Systems entered into a retirement agreement with Mariano Costamagna on April 24, 2015 (the “Retirement Agreement”), under which Mr. Costamagna and Fuel Systems agreed that Mr. Costamagna will retire by December 31, 2015 as the Chief Executive Officer of Fuel Systems, relinquish all executive authority with regard to Fuel Systems’ wholly-owned subsidiary, MTM S.r.L. (“MTM”), and resign from all positions as director, officer, executive or employee of all other Fuel Systems subsidiaries. Following such retirement date, Mr. Costamagna will remain as a director of Fuel Systems and MTM and be entitled to compensation as a non-management director of such companies. Under the Retirement Agreement, Mr. Costamagna will be paid €450,000 by MTM on December 31, 2015, provided that Mr. Costamagna’s employment is not terminated for “cause” (as defined under the Retirement Agreement) prior to such date. In addition, Mr. Costamagna was granted 100,000 Fuel Systems restricted stock units, which vest on December 31, 2016, 60% of which will be settled in stock and 40% of which will be settled in cash, subject to Mr. Costamagna complying with the restrictive covenants contained in the agreement. Under the Retirement Agreement, Mr. Costamagna agreed to certain restrictive covenants, including non-solicitation and non-competition for the longer of (i) 12 months following the date he ceases to serve as chief executive officer of Fuel Systems and (ii) six months following the date he ceases to be a director of both MTM and Fuel Systems. Mr. Costamagna agreed that 100,000 Fuel Systems restricted stock units had a value on the date of the Retirement Agreement of €1,020,000 and that would be the liquidated damages for any violation of the restrictive covenants. Upon consummation of the merger, consistent with the treatment of all outstanding Fuel Systems RSUs, any outstanding RSUs awarded under the Retirement Agreement will be assumed by Westport, will be convertible into shares of Westport common shares and will continue to have the same terms and conditions, including vesting and payment terms, as were in effect prior to the merger.

The Retirement Agreement was not entered into in contemplation of the merger or any sale of Fuel Systems or any of its assets, but was part of succession planning for Fuel Systems. Under the Retirement Agreement, Mr. Costamagna agreed that the Fuel Systems board of directors would commence a search for his successor as CEO, and he would cooperate with that search and, in the interim period, the Fuel Systems board of directors would appoint a Chief Operating Officer for Fuel Systems and MTM with whom Mr. Costamagna would cooperate. Mr. Costamagna may elect to retire before December 31, 2015 without forfeiting any payment or benefit provided for under the Retirement Agreement.

On December 16, 2015, Mariano Costamagna entered into an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport, and (ii) April 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Update to Supplemental Employment Agreements

Fuel Systems entered into a Supplemental Employment Agreement with two named executive officers of Fuel Systems, Pietro Bersani and Michael Helfand on August 6, 2015. Under the terms of these agreements, each of Mr. Bersani and Mr. Helfand will receive a bonus payment on the closing date of the merger or upon any earlier termination by Fuel Systems without “cause” (as defined under the Supplemental Employment Agreements) or due to death or disability that occurs prior to the closing date of the merger. In addition, the Supplemental Employment Agreements provide that if the employment of Mr. Bersani or Mr. Helfand is terminated by Fuel Systems without cause or by the executive for “good reason” (as defined under the Supplemental Employment Agreements) or due to death or disability within 12 months following a change in control (which would include the closing of the merger), then the executive will receive (i) a lump sum severance payment equal to 100% of the executive’s annual base salary in effect immediately prior to either (a) the change in control or (b) the executive’s termination, whichever is greater; (ii) 100% vesting of the restricted stock units granted to the executive on April 24, 2015, the value of which will be paid in cash and (iii) continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (or coverage under an individual policy to the extent continuation COBRA coverage is not available) for the executive and his dependents for 18 months following the termination date at Fuel Systems’ expense, which coverage will terminate earlier if the executive becomes covered by a medical plan offered by a new employer. Entitlement to such payments and benefits are conditioned upon the execution and non-revocation of a release of claims.

The chart below sets forth the amounts payable to Messrs. Bersani and Helfand under the respective agreements, assuming a merger completion date of April 8, 2016, and that employment of each executive is terminated without cause immediately following the completion of the merger. The first column sets forth the amounts payable to Messrs. Bersani and Helfand on the closing date of the merger, whereas the amounts in columns two through four comprise the value of benefits receivable by Messrs. Bersani and Helfand upon a qualifying termination following the completion of the merger, in each case pursuant to the terms of their respective Supplementary Employment Agreement.

	Merger Closing Bonus	Cash Severance Payment	RSU Acceleration Value(1)	Value of COBRA Coverage	Total
Pietro Bersani	$365,000	$367,750	$106,048	$35,390	$874,188
Michael Helfand	$300,000	$305,000	$90,898	$35,390	$731,288

(1)	Amount reflects the value derived by multiplying the number of restricted stock subject to accelerated vesting by (x) the exchange ratio of 2.1861 (derived from using the closing share price on NASDAQ of Westport on April 8, 2016 as the assumed average share price) and (y) the closing share price of Westport on April 8, 2016.

Update to Equity Compensation Awards

Stock Options

Under the terms of the amended merger agreement, all Fuel Systems stock options with an exercise price that is less than the per share dollar value of the merger consideration immediately prior to completion of the merger

(referred to herein as an “in-the-money option”) will vest in full and become exercisable and will be assumed by Westport and be exercisable for shares of Westport common shares from and following the completion of the merger and are more fully described below under “—Treatment of Fuel Systems Stock Options and Other Equity-based Awards.” All stock options with a per share exercise price that is greater than or equal to the per share dollar value of the merger consideration immediately prior to the completion of the merger will automatically be cancelled and forfeited for no consideration paid to the option holder. Assuming a merger closing date of April 8, 2016, the per share dollar value of the merger consideration would be $5.05, based on the closing share price on NASDAQ of Westport on April 8, 2016 (the latest practicable date), assuming that such price was the average share price and that the applicable exchange ratio of 2.1861. Based on such price, none of the stock options held by Fuel Systems’ executive officers would be in-the-money options and, thus, all unexercised stock options held by such individuals would be cancelled upon the completion of the merger for no consideration.

Restricted Stock Units and Restricted Stock

The amended merger agreement provides that all outstanding Fuel Systems restricted stock units (“RSUs”), including those held by executive officers, will be assumed by Westport and will be convertible into shares of Westport common shares from and following the completion of the merger. The assumed RSUs will continue to have the same terms and conditions, including vesting terms, as such RSUs had immediately prior to the completion of the merger, except that the number of shares subject to each RSU award will be adjusted in accordance with the exchange ratio.

Each share of Fuel Systems restricted stock, including those held by executive officers, also will be assumed by Westport and will become shares of Westport restricted stock from and following the completion of the merger, subject to the same terms and conditions, including applicable restrictions and vesting terms, as were applicable to the shares of Fuel Systems restricted stock immediately prior to the completion of the merger, except that the number of shares of restricted stock subject to each restricted stock award will be adjusted in accordance with the exchange ratio.

Phantom Shares

Each outstanding Fuel Systems phantom share, including those held by executive officers, will vest in full and all restrictions applicable thereto will lapse immediately prior to the completion of the merger, and each award of Fuel Systems phantom shares will be converted into an amount in cash equal to the product of (i) the number of shares of Fuel Systems common stock subject to the award of Fuel Systems phantom shares and (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the exercise price applicable to the Fuel Systems phantom shares and thereafter will be cancelled. All Fuel Systems phantom shares with a per share exercise price that is greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration paid to the holder of such Fuel Systems phantom share. Assuming a merger closing date of April 8, 2016, the per share dollar value of the merger consideration would be $5.05, based on the closing share price on NASDAQ of Westport on April 8, 2016 (the latest practicable date), assuming that such price was the average share price and that the applicable exchange ratio of 2.1861. Based on such price, none of the Fuel Systems phantom shares held by Fuel Systems executive officers would be in-the-money and, thus, all Fuel Systems phantom shares held by such persons would be cancelled at the effective time for no consideration.

Update to Compensation Related to the Merger

The tabular disclosure below sets forth the information required by Item 402(t) of Regulation S-K and assumes that each of the listed named executive officers is terminated without “cause” in connection with the proposed merger under circumstances that entitle such individual to severance payments and benefits as of April 8, 2016 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K). The tabular disclosure further assumes that each listed named executive officer becomes entitled to the accelerated vesting and cash payment for their restricted stock units as provided under certain executives’ Supplemental Employment Agreements described above under “—Update to Supplemental Employment Agreements,” based on a price of $6.34 per share with respect to Fuel Systems common stock (the average per share closing price of Fuel Systems common stock over the first five business days following the date the parties announced the execution of the merger agreement, determined pursuant to Item 402(t) of Regulation S-K).

	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total
Pietro Bersani	$732,750	$133,305	$35,390	$901,445
Michael Helfand	$605,000	$114,259	$35,390	$754,649

(1)	Amount represents (a) the cash severance payable to each of Mr. Bersani and Mr. Helfand ($367,750 and $305,000, respectively) under their respective Supplemental Employment Agreements in the event their employment is terminated for qualifying reasons under such agreements and (b) the transaction bonus payment payable to each of Mr. Bersani and Mr. Helfand ($365,000 and $300,000, respectively) upon the closing of the merger. The cash severance amount in each case is a “double-trigger” payment (meaning the amount is payable only upon a qualifying termination that follows a change in control), and the transaction bonus payments are “single-trigger” (meaning they become payable by virtue of a change in control alone).
(2)	Amount reflects the value of the accelerated vesting of restricted stock units granted to each of Mr. Bersani and Mr. Helfand, as provided for under their respective Supplemental Employment Agreements, assuming their employment is terminated for qualifying reasons under such agreements and further assuming the purchase price of Fuel Systems Common Stock discussed above. Such payments are double-trigger payments.
(3)	Amount reflects the value of the COBRA continuation coverage provided to each of Mr. Bersani and Mr. Helfand in the event their employment terminates for qualifying reasons under their respective Supplemental Employment Agreements. Such payments are double-trigger.

Messrs. Bersani and Helfand are the only named executive officers included in the table above because no other named executive officer is a party to any agreement or understanding concerning any type of compensation that is based on or otherwise relates to the merger. Mr. Costamagna’s Retirement Agreement was entered into in April 2015 as part of Fuel Systems’ succession planning and not in contemplation of the merger or any sale of Fuel Systems or any of its assets. The compensation to which Mr. Costamagna is entitled under such agreement in connection with his retirement is fully described above under “—Update to Retirement Agreement.”

Update to Treatment of Fuel Systems Stock Options and Other Equity-based Awards

Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and the exchange ratio, and (ii) the per share exercise price for shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by the exchange ratio. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such option will terminate. Based on a price assuming a merger closing date as of April 8, 2016, none of the outstanding stock options would be in-the-money options and, thus, all unexercised stock options would be cancelled upon the completion of the merger for no consideration.

Restricted Stock Units. Upon completion of the merger, each outstanding Fuel Systems RSU will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each such Fuel Systems RSU will be converted into a number of RSUs convertible into that number of whole shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such RSU immediately prior to the completion of the merger multiplied by the exchange ratio.

Restricted Stock. Upon completion of the merger, each outstanding share of Fuel Systems restricted stock will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of Fuel Systems restricted stock will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by the exchange ratio.

Phantom Shares. Upon completion of the merger, each outstanding Fuel Systems phantom share will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for the Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate. Assuming a merger closing date of April 8, 2016, the per share dollar value of the merger consideration would be $5.05, based on the closing share price on NASDAQ of Westport on March 7, 2016 (the latest practicable date), assuming that such price was the average share price and that the applicable exchange ratio of 2.1861. Based on such price, none of the outstanding Fuel Systems phantom shares would be in-the-money and, thus, all Fuel Systems phantom shares would be cancelled at the effective time for no consideration.

THE AMENDED MERGER AGREEMENT

This section of this supplement describes the material provisions of the amended merger agreement, but does not describe all of the terms of the amended merger agreement and may not contain all of the information about the amended merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to the proxy statement/prospectus, and the merger agreement amendment, a copy of which is attached as Annex I to this supplement, which is incorporated by reference herein. You are urged to read the full text of the merger agreement and merger agreement amendment because these are the legal documents that governs the merger.

The amended merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the amended merger agreement. Factual disclosures about Westport, Fuel Systems or any of their respective subsidiaries or affiliates contained in this supplement or in the proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the amended merger agreement and described in this summary. The representations, warranties, and covenants contained in the amended merger agreement were made only for purposes of the amended merger agreement as of a specific date. These representations were made solely for the benefit of the parties to the amended merger agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the amended merger agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in ways that are different from those generally applicable to reports filed with the SEC or from what may be viewed as material by investors. These representations do not survive completion of the merger. For the foregoing reasons, one should not read these representations or any description thereof as characterizations of the actual state of facts or condition of Westport or Fuel Systems, which are disclosed in the other information provided elsewhere in this supplement or in the proxy statement/prospectus or incorporated by reference herein.

Terms of the Amended Merger Agreement

The amended merger agreement provides that, upon the terms and subject to the conditions of the amended merger agreement, and in accordance with the DGCL, at the effective time, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving corporation and a direct, wholly owned subsidiary of Westport. At the completion of the merger, each share of Fuel Systems common stock issued and outstanding immediately prior to the completion of the merger, other than treasury shares and shares held by Fuel Systems, Westport or their respective wholly owned subsidiaries, will be converted into the right to receive a number (which we refer to as the exchange ratio) of Westport common shares, which we refer to as new common shares, determined as set forth in the following paragraph.

The exchange ratio will depend on the volume weighted average price of Westport common shares on NASDAQ for the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger, as reported by Bloomberg (which we refer to as the average share price). If the average share price is equal to or less than $1.64, the exchange ratio will be fixed at 3.0793. If the average share price is greater than $1.64 and less than $2.37, then the exchange ratio will be an amount equal to the quotient obtained by dividing $5.05 by the average share price, rounded to four decimal places If the average share price is equal to or greater than $2.37, then the exchange ratio will be 2.129 (which was the exchange ratio under the merger agreement prior to its amendment). The exchange ratio will be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of shares of Fuel Systems common stock or Westport common shares. Any shares of Fuel Systems common stock owned directly or indirectly by Fuel Systems or any of its wholly owned subsidiaries or by Westport or any of its wholly-owned subsidiaries as of immediately prior to the completion of the merger (other than those held in a fiduciary capacity) will be cancelled and will receive no consideration.

The following table provides, for illustrative purposes, the Fuel Systems per share merger consideration at varying weighted average share prices:

Average Share Price (1)	Exchange Ratio(2)	Implied Value of Westport Shares (3)	Total Number of shares of Westport common shares to be issued to Fuel Systems stockholders	Ownership Percentage of the combined company by former Fuel Systems stockholders	Ownership Percentage of the combined company by current Westport shareholders
$1.63	3.0793	$5.02	55,716,987	46.4%	53.6%
$1.64	3.0793	$5.05	55,716,987	46.4%	53.6%

$1.65	3.0606	$5.05	55,378,628	46.2%	53.8%
$1.85	2.7297	$5.05	49,391,309	43.4%	56.6%
$2.00	2.5250	$5.05	45,687,459	41.5%	58.5%
$2.15	2.3488	$5.05	42,499,288	39.8%	60.2%
$2.36	2.1398	$5.05	38,717,633	37.5%	62.5%

$2.37	2.1290	$5.05	38,522,218	37.4%	62.6%
$2.38	2.1290	$5.07	38,522,218	37.4%	62.6%

(1)	The actual average share price may be less than $1.64 or greater than $2.37.
(2)	The exchange ratio varies based on the average share price within the collar range of $1.64 and $2.37 and is fixed outside of that range.
(3)	Calculated by multiplying the average share price by the applicable exchange ratio. Because the Westport share price can change after the calculation of the exchange ratio, the actual value of the per share merger consideration to be received by Fuel Systems stockholders may differ from the implied value. The actual value of the per share merger consideration to be received by Fuel Systems stockholders will be equal to the exchange ratio multiplied by the closing sale price on NASDAQ of Westport common shares on the last trading day before the effective time of the merger, rather than the average share price.

Based on the closing sale price on NASDAQ of Westport common shares on April 8, 2016 of $2.31, and assuming that such sale price was the average share price, the exchange ratio would be 2.1861 and the value of the per share merger consideration would be $5.05.

The above examples are for illustration purposes only. The actual exchange ratio and the actual number of Westport common shares to be issued to Fuel Systems stockholders will depend on the average share price. In addition, the average share price may differ from the actual Westport share price on the closing date of the merger. Therefore, the numbers used in the examples above may differ from the actual numbers due to movements in Westport’s share price before the closing date of the merger. See “Update to Risk Factors—Risks Related to the Merger” beginning on page S-17 for more information on the currently unknown variables and the risks related to the exchange ratio.

Westport will not issue fractional shares of new common shares in the merger. Instead, each holder of Fuel Systems common stock who would otherwise be entitled to receive fractional shares of Westport common shares in the merger will receive, in lieu thereof, a cash payment, without interest, an amount equal to such fractional part of a share of new common shares multiplied by the volume weighted average price of Westport common shares on NASDAQ for thirty trading days ending on and including, the date of the merger agreement, as reported by Bloomberg. The aggregate amount to be paid with respect to fractional shares will be deposited with the exchange agent to be held for the benefit of the Fuel Systems stockholders. For holders of certificates of Fuel Systems’ common stock, upon surrender of a certificate of Fuel Systems’ common stock and an executed letter of transmittal according to the steps described below under “—Exchange of Fuel Systems Stock Certificates,” the holder of a certificate shall be entitled to receive the merger consideration and any cash in lieu of fractional shares. Holders of book-entry shares will automatically receive merger consideration and cash in lieu of fractional shares by check or wire transfer as soon as practicable following the close of business on the closing date (and in no event later than two days following the closing date).

Westport and the exchange agent are entitled to deduct and withhold from any amount payable pursuant to the amended merger agreement to any holder of Fuel Systems’ common shares, options, restricted stock units, shares of restricted stock, or phantom shares such amounts or securities as Westport or the exchange agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance.

Westport has agreed to cause the exchange agent to invest the cash held by the exchange agent as directed by Westport. Further, any portion of such cash held by the exchange agent that remains undistributed to the Fuel Systems stockholders on the first anniversary of the closing of the merger will be delivered to Westport, and after such delivery, any former Fuel Systems stockholders who have not complied with the steps described below under “—Exchange of Fuel Systems Stock Certificates” will thereafter look only to the surviving company for the merger consideration, any cash in lieu of fractional new common shares, or any distributions with respect to new common shares, in each case, without any interest thereon.

Exchange of Fuel Systems Stock Certificates

Promptly after the completion of the merger, if you are a Fuel Systems stockholder, Westport’s exchange agent will mail you a letter of transmittal and instructions for use in effecting the surrender of your Fuel Systems common stock (including any stock certificates if you hold shares in certificated form) in exchange for Westport common shares and cash in lieu of any fractional new common shares and distributions. When you surrender the certificates for cancellation together with letters of transmittal and any other required documents (including in respect of book-entry shares), you will be entitled to receive (a) new common shares and (b) a check in an amount equal to the aggregate amount of cash that you have the right to receive, if any, including cash payable in lieu of any fractional new common shares and cash distributions in respect of new common shares.

Holders of Fuel Systems common stock will not receive physical stock certificates for the new Westport common shares they are entitled to receive in the merger. Rather, they will receive statements indicating book-entry ownership of Westport common shares.

PLEASE DO NOT SUBMIT YOUR FUEL SYSTEMS STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

If you hold Fuel Systems stock certificates, you will not be entitled to receive any dividends or other distributions on Westport common shares until the merger is completed and you have surrendered your Fuel Systems stock certificates, together with validly completed letters of transmittal and other required documents, in exchange for Westport common shares. If Westport effects any dividend or other distribution on the Westport common shares with a record date occurring after the time the merger is completed and a payment date before the date you surrender your Fuel Systems stock certificates, you will receive the dividend or distribution, without interest, with respect to the whole shares of Westport common shares issued to you after you surrender your Fuel Systems stock certificates, together with validly completed letters of transmittal and other required documents, and the shares of Westport common shares are issued in exchange. If Westport effects any dividend or other distribution on the Westport common shares with a record date after the time the merger is completed and a payment date after the date you surrender your Fuel Systems stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole shares of Westport common shares issued to you. The exchange agent may deduct and withhold amounts required under federal, state or local tax law.

Treatment of Fuel Systems Stock Options and Other Equity-based Awards

Stock Options

At the effective time of the merger, each in-the-money Fuel Systems option that is outstanding immediately prior to the effective time of the merger (whether or not then vested or exercisable) will become vested and exercisable and will thereafter be assumed by Westport and otherwise continue to have, and be subject to, the same terms and conditions as were applicable to the Fuel Systems option immediately prior to the effective time of the merger, except that, from and after the effective time of the merger, (i) each such in-the-money option will be exercisable for that number of whole shares of Westport common shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Fuel Systems common stock subject to such in-the-money option as of immediately prior to the effective time of the merger and (y) the exchange ratio and (ii) the per share exercise price for the shares of Westport common shares issuable upon exercise of such assumed in-the-money options will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the effective time of the merger by (y) the exchange ratio. Any Fuel Systems options outstanding as of the effective time that have an exercise price per share of Fuel Systems common stock that is greater than or equal to the per share dollar value of the merger consideration immediately prior to the effective time of the merger shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Fuel Systems option, and all rights with respect to such Fuel Systems option will terminate as of the effective time of the merger.

Restricted Stock Units

At the effective time of the merger, each Fuel Systems RSU that is outstanding immediately prior to the effective time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the effective time, except that, from and after the effective time of the merger, each such Fuel Systems RSU award will be converted into a number of restricted stock units of Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of (i) the number of Fuel Systems shares subject to the Fuel Systems RSU award as of immediately prior to the effective time of the merger and (ii) the exchange ratio.

Restricted Stock

At the effective time of the merger, each share of Fuel Systems restricted stock that is outstanding immediately prior to the effective time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the effective time of the merger, except that, from and after the effective time of the merger, each share of Fuel Systems restricted stock will be converted into a number of restricted shares of Westport common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Fuel Systems restricted stock as of immediately prior to the effective time of the merger and (ii) the exchange ratio.

Phantom Shares

Each Fuel Systems phantom share outstanding immediately prior to the effective time of the merger will become fully vested and all restrictions with respect thereto will lapse immediately prior to the effective time of the merger, and each such Fuel Systems phantom share will be converted into a cash payment equal to the product of (i) the number of shares of Fuel Systems common stock subject to such Fuel Systems phantom shares and (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for such Fuel Systems phantom shares, and the holders of Fuel Systems phantom shares will cease to have any rights with respect thereto, except the right to receive the such cash payment. Any Fuel Systems phantom shares outstanding as of the effective time of the merger that have an exercise price per share of Fuel Systems common stock that is greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration without any further action by the holder of such Fuel Systems phantom share, and all rights with respect to such Fuel Systems phantom share will terminate as of the effective time of the merger.

Completion of the Merger

Unless Westport and Fuel Systems agree otherwise to another date, the parties are required to complete the merger no later than the third business day after satisfaction or waiver of all the conditions described under “—Conditions to Completion of the Merger” below. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified therein.

Conditions to Completion of the Merger

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	approval of the Merger proposal by vote of the holders of a majority of outstanding shares of Fuel Systems;

•	approval of the issuance of the merger consideration and the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock by a majority of total votes cast of Westport common shares, which vote has been received;

•	absence of any law, order, judgment or injunction which has the effect of making the merger illegal or otherwise restricting, preventing, or prohibiting consummation of the merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Fuel Systems’ common stock by Westport;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the HSR Act, which termination has occurred;

•	the required consent of the Competition Board of the Turkish Competition Authority, which consent has been received;

•	effectiveness of the amended registration statement of which the proxy statement/prospectus and this supplement is a part under the Securities Act and no stop order suspending the effectiveness of the amended registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization of the new shares of Westport common shares deliverable to the holders of shares of Fuel Systems common stock for listing on NASDAQ, subject to official notice of issuance;

•	the receipt of conditional acceptance of the TSX in respect of the merger transactions, which conditional acceptance has been received;

•	the truth and correctness of certain representations and warranties of the other party as of the date of the amended merger agreement and as of the closing date of the merger, other than those failures that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the amended merger agreement;

•	receipt of a certificate signed by the chief executive officer or other senior officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied;

•	absence of any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined below in “—Representations and Warranties”) on the other party; and

•	the closing of the Convertible Notes issued by Westport for an aggregate purchase price of $17.5 million under the Cartesian Financing Agreement;

Representations and Warranties

Each of Westport and Merger Sub, on the one hand, and Fuel Systems, on the other hand, has made representations and warranties with respect to itself and its subsidiaries regarding, among other things:

•	organizational power and good standing, necessary to operate its business as presently being conducted;

•	its organizational documents and the organizational documents of its subsidiaries;

•	capital structure;

•	corporate authority to enter into and perform the amended merger agreement, enforceability of the amended merger agreement, and approval of the amended merger agreement by each party’s board of directors;

•	absence of conflicts with or defaults under organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	no consents or approvals necessary;

•	permits and compliance with laws;

•	SEC filings since January 1, 2013, including financial information contained in the filings, internal controls, and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, the proxy statement/prospectus and this supplement;

•	the absence of material changes;

•	employee benefit plans;

•	labor and other employment matters;

•	matters with respect to material contracts;

•	litigation matters;

•	environmental matters;

•	intellectual property matters;

•	title to real and personal properties;

•	tax matters;

•	maintenance of insurance policies;

•	receipt of opinion of financial advisor;

•	vote of shareholders required;

•	broker, finder or investment banker fees and expenses;

•	no requirement to be registered as an investment company under the Investment Company Act of 1940, as amended;

•	no affiliate transactions; and

•	absence of other representations and warranties.

The amended merger agreement also contains representations and warranties made only by Fuel Systems regarding, among other things:

•	absence of takeover or anti-takeover statutes applicable to the transaction, including restrictions on business combinations contained in Section 203 of the DGCL; and

•	absence of products liability claims or lawsuits, including claims regarding material express and implied warranties and injury to individuals or property.

Additionally, the amended merger agreement contains representations and warranties made only by Westport and Merger Sub regarding, among other things:

•	TSX and the Canadian provincial securities commissions filings since January 1, 2013;

•	sole purpose of and lack of business engagement by Merger Sub; and

•	neither Westport nor Merger Sub, nor any of their respective “affiliates” and “associates,” being or in the past three years having been an “interested stockholder” of Fuel Systems, as defined in Section 203 of the DGCL.

Many of the representations and warranties in the amended merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would be material or reasonably be expected to have a material adverse effect). For purposes of the amended merger agreement, a “material adverse effect” means, when used with respect to a party to the amended merger agreement any event, circumstance, change or effect (1) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole or (2) that would, or would reasonably be expected to, prevent or materially impair the ability of the relevant party to consummate the merger before June 30, 2016 (or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent); provided, however, that a material adverse effect will not include any event, circumstance, change or effect to the extent occurring from and after the date of the amended merger agreement and arising out of or resulting from:

•	failure to meet projections or forecasts or any decrease in market price of common stock or common shares;

•	changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	changes in the legal or regulatory conditions of the geographic regions in which each party and its subsidiaries operate;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

•	the public announcement of the amended merger agreement, or any transactions contemplated thereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees;

•	for each party, the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the amended merger agreement, or the taking of any action at the written request of the other party;

•	earthquakes, hurricanes or other natural disasters; or

•	changes in any laws or GAAP or the interpretations or enforcement thereof;

except that, with respect of bullets two, three, four and eight above, any such change, event, development, circumstance, condition, occurrence or effect will be taken into account if and to the extent it disproportionately affects such party, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any such party’s products or services in general.

Covenants and Agreements

Each of Westport and Fuel Systems has undertaken customary covenants in the amended merger agreement restricting the conduct of its respective business between the date of the amended merger agreement and the completion of the merger.

In general, Fuel Systems has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the amended merger agreement and the completion of the merger, Fuel Systems has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain other exceptions specified in the amended merger agreement or set forth in the disclosure letter to the amended merger agreement delivered by Fuel Systems to Westport), without Westport’s written agreement:

•	Amend or propose to amend the Fuel Systems’ charter or bylaws (or such equivalent organizational or governing documents of any Fuel Systems subsidiary);

•	Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	Issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	Grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Fuel Systems or any of its subsidiaries;

•	Acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

•	Sell, pledge, lease, dispose of, abandon, permit to lapse or encumber any material property or assets;

•	Incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity;

•	Make any loans, advances or capital contributions to, or investments in, any other person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether pursuant to a Fuel Systems benefit plan or otherwise;

•	Materially amend, modify or consent to the termination of any material Fuel Systems contract, or amend, waive, modify or consent to the termination of Fuel Systems’ or any Fuel Systems subsidiary’s material rights thereunder;

•	Hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without the payment of any severance or other payment or promote or appoint any person to a position of officer or director of Fuel Systems or any Fuel Systems subsidiary;

•	Increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	Enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	Accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Establish, adopt, enter into or amend any Fuel Systems benefit plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Fuel Systems benefit plan if it were in existence on the date of the amended merger agreement;

•	Forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Change any actuarial or other assumptions used to calculate funding obligations with respect to any Fuel Systems benefit plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	Make any material change to its methods of accounting in effect at December 31, 2014;

•	Fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ), subject to extensions permitted by law;

•	In connection with tax matters: make, change or rescind any election relating to taxes; change a material method of tax accounting, amend any material tax return; settle or compromise any material federal, state, local or foreign income tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund; and take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	Enter into any contract or transaction with (including the making of any payment to) a director or officer of Fuel Systems or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) or an affiliate of a related person, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•	Waive, release, assign, settle or compromise any action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would: (x) require the payment of monetary damages by Fuel Systems or any Fuel Systems subsidiary after the date of the amended merger agreement of $500,000 per action or $1,000,000 in the aggregate, or (y) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of Fuel Systems and Fuel Systems’ subsidiaries, taken as a whole;

•	Fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	Take, or agree in writing or otherwise to take any other action that would prevent Fuel Systems from performing, or cause Fuel Systems not to perform, any of its covenants and agreements under the amended merger agreement;

•	Take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the merger not being satisfied; or

•	Authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

In general, Westport has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the merger agreement and completion of the merger, Westport has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain additional exceptions specified in the amended merger agreement or set forth in the disclosure letter to the amended merger agreement delivered by Westport to Fuel Systems) without Fuel Systems’ written agreement:

•	Amend or propose to amend Westport’s charter or bylaws (or such equivalent organizational or governing documents of any Westport subsidiary);

•	Adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	Issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	Grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Westport or any Westport subsidiary;

•	Fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ and TSX), subject to extensions permitted by law;

•	Take, or agree in writing or otherwise to take any other action that would prevent Westport from performing, or cause Westport not to perform, any of its covenants and agreements under the amended merger agreement;

•	Take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the merger not being satisfied;

•	Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Make, or agree to, an acquisition that would reasonably be expected to prevent, delay or materially impair the ability of Westport or Merger Sub to consummate the merger;

•	Incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity (other than a wholly owned subsidiary of Westport); or

•	Authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

No Solicitations of Other Offers

Fuel Systems has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives, and Fuel Systems has agreed that it will use its reasonable best efforts to ensure that any other representatives of Fuel Systems or its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Fuel Systems alternative proposal (as defined below);

•	engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any third party in connection with a Fuel Systems alternative proposal;

•	approve or recommend any Fuel Systems alternative proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, amended merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar definitive agreement, except an acceptable confidentiality agreement, providing for or relating to a Fuel Systems alternative proposal; or

•	propose or agree to do any of the foregoing.

A “Fuel Systems alternative proposal” means (i) any unsolicited bona fide indication of interest, inquiry, proposal or offer from any third party for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Fuel Systems or any of its subsidiaries representing twenty percent (20%) or more of the consolidated assets of Fuel Systems and its subsidiaries, taken as a whole as determined on a book-value basis, or to which twenty percent (20%) or more of the consolidated revenues or earnings are attributable, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of Fuel Systems or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Fuel Systems, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Fuel Systems in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Fuel Systems or any its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and its subsidiaries, taken as a whole, or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions.

Notwithstanding the restrictions described above, if, at any time prior to approval of the Merger proposal by Fuel Systems’ stockholders, Fuel Systems receives a bona fide written Fuel Systems alternative proposal from a third party made after the date of the amended merger agreement, Fuel Systems may (i) furnish non-public information to such third party (provided that prior to furnishing such information, Fuel Systems receives an executed acceptable confidentiality agreement from the third party and that any non-public information provided to the third party also be provided to Westport and Merger Sub) and (ii) engage in discussions or negotiations with such third party and such third party’s representatives with respect to the Fuel Systems alternate proposal if the Fuel Systems board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal (as defined below), and the Fuel Systems board determines in good faith, after consultation with legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be inconsistent with the Fuel Systems board’s fiduciary duties under applicable law.

The amended merger agreement requires Fuel Systems to promptly, and in any event no later than 24 hours after receipt, provide notice to Westport of the receipt of a Fuel Systems alternative proposal, any request for nonpublic information relating to Fuel Systems or its subsidiaries by a third party, or any inquiry seeking to have discussions or negotiations regarding any Fuel Systems alternative proposal. The required notice must indicate the identity of the third party making the Fuel Systems alternative proposal or inquiry and all of the material terms and conditions of any Fuel Systems alternative proposal or inquiry. Fuel Systems is also obligated to promptly notify Westport if it enters into discussions or negotiations concerning any Fuel Systems alternative proposal or provides nonpublic information or data to any third party in accordance with the above terms. Fuel Systems must also keep Westport informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating to any Fuel Systems alternative proposal.

The amended merger agreement also requires Westport to notify Fuel Systems promptly, and in any event no later than 24 hours after receipt of any Westport acquisition proposal (defined below) or any request for nonpublic information relating to Westport or its subsidiaries by any third party, or any inquiry from any person seeking to have discussions or negotiations with Westport relating to a possible Westport acquisition proposal. Such notice must indicate the identity of the third party making the Westport acquisition proposal or inquiry and the material terms and conditions of any Westport acquisition proposal or inquiries. Westport shall also promptly notify Fuel Systems if it enters into discussions or negotiations concerning any Westport acquisition proposal or provides nonpublic information or data to any person in accordance with the amended merger agreement and keep Fuel Systems informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

A “Westport alternative proposal” means any proposal or offer from any third party for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Westport or any Westport subsidiary (other than Cummins Westport Inc.) representing fifty percent (50%) or more of the consolidated assets of Westport and its subsidiaries (other than Cummins Westport Inc.), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of Westport or its subsidiaries (other than Cummins Westport Inc.) whose business constitutes fifty percent (50)% or more of the net revenue, net income or assets of Westport and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Westport, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Westport in which a third party acquires beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Westport or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions. The term “Westport alternative proposal” does not, however, include (x) the merger or the other transactions contemplated by the amended merger agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Westport or any of its subsidiaries is a party.

Board Recommendation

The Fuel Systems board has recommended that Fuel Systems stockholders vote in favor of the Merger proposal, which is referred to as the Fuel Systems board recommendation. Subject to the provisions described below, the amended merger agreement provides that the Fuel Systems board of directors, directly or indirectly, will not:

•	withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in any manner adverse to Westport or Merger Sub, the Fuel Systems board recommendation;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Fuel Systems alternative proposal;

•	fail to include the Fuel Systems board recommendation in the proxy statement or any Schedule 14D-9, as applicable;

•	fail to publicly recommend against any Fuel Systems alternative proposal within 5 business days of the request of Westport and reaffirm the Fuel Systems board recommendation within 5 business days; or

•	approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Fuel Systems to enter into, any agreement related to a Fuel Systems alternative proposal (other than an acceptable confidentiality agreement entered into in accordance with the terms of the amended merger agreement).

Each of the foregoing actions is referred to as a “change in recommendation.” Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems board of directors may make a change in recommendation and terminate the amended merger agreement to enter into an alternative definitive agreement if:

•	the Fuel Systems board has received a Fuel Systems alternative proposal and, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a superior proposal;

•	following consultation with outside legal counsel, the Fuel Systems board determines that the failure of the Fuel Systems board to make a change in recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	within two business days of such termination, Fuel Systems has paid Westport the termination fee, as further described below.

The amended merger agreement further provides that the Fuel Systems board may not make a change of recommendation and terminate the amended merger agreement to enter into an alternative definitive agreement unless: (i) Fuel Systems has provided prior written notice to Westport that Fuel Systems intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the superior proposal that is the basis of such action (it being understood that such material terms need not include the identity of the third party making the superior proposal); (ii) during the five business day period following Westport and Merger Sub’s receipt of such notice, Fuel Systems negotiates with Westport and Merger Sub in good faith (to the extent Westport and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of the amended merger agreement such that the superior proposal ceases to be a superior proposal; and (iii) the Fuel Systems board concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any changes to the amended merger agreement proposed by Westport or Merger Sub after notice of the superior proposal, that the superior proposal giving rise to the notice delivered to Westport and Merger Sub in accordance with (i) of this paragraph continues to constitute a superior proposal.

A “superior proposal” means a bona fide written Fuel Systems alternative proposal (except “twenty percent (20%)” is replaced by “fifty percent (50%)”) on its most recently amended or modified terms, if amended or modified, made by a third party on terms that the Fuel Systems board determines in good faith, after consultation with financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of the amended merger agreement proposed by Westport and Merger Sub in response to such proposal or otherwise, to be more favorable to Fuel Systems and Fuel Systems’ stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the amended merger agreement.

Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems board may make a change in recommendation in response to an intervening event (defined below) to the extent that the Fuel Systems board determines in good faith, after consultation with the outside legal counsel, that the failure of the Fuel Systems board to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable law, and:

•	Fuel Systems provides Westport 5 business days written notice of its intention to take such action and the reasons for such action;

•	Fuel Systems negotiates in good faith with Westport during such 5 day period to make such revisions to the terms of the amended merger agreement as would permit the Fuel Systems board not to make a change in recommendation; and

•	the Fuel Systems board has considered in good faith any changes to the amended merger agreement offered in writing by Westport, and following such 5 day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Fuel Systems board’s fiduciary duties under applicable law would continue to require a change in recommendation with respect to such intervening event.

An “intervening event” means a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Fuel Systems that was not known by the Fuel Systems board as of the date of the merger agreement (or, if known, the consequences of which were not reasonably foreseeable to the Fuel Systems board as of the date of the merger agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Fuel Systems board prior to obtaining the stockholder approval and (ii) does not relate to a Fuel Systems alternative proposal. In no event will changes in the market price or trading volume of the Fuel Systems common stock or the Westport common shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be an intervening event; but the underlying causes of such change or fact is not excluded from the definition of an intervening event.

Notwithstanding the restrictions described above, the amended merger agreement does not prohibit Fuel Systems from (i) taking and disclosing to its respective stockholders a position required by Rule 14e-2 under the Exchange Act or (ii) complying with Rule 14d-9 under the Exchange Act.

Reasonable Best Efforts to Obtain Required Stockholder Approval

Fuel Systems agreed to, as soon as reasonably practicable after the date of the merger agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the amended registration statement of which the proxy statement/prospectus and this supplement is a part, duly call, give notice of, convene and hold a meeting of its stockholders to consider the Merger proposal. Without the prior written consent of Westport, the adoption of the amended merger agreement by Fuel Systems stockholders, approval of any adjournment of the Fuel Systems special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the amended merger agreement at the time of the Fuel Systems special meeting and an advisory vote on compensation payable to executive officers of Fuel Systems are the only proposals permitted to be submitted to, or voted on by, the Fuel Systems stockholders.

Westport agreed to, as soon as reasonably practicable after the date of the merger agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the amended registration statement of which the proxy statement/prospectus and this supplement is a part, duly call, give notice of, convene and hold a meeting of its stockholders to consider the Merger proposal and the proposed name change of Westport to “Westport Fuel Systems Inc.” Unless a change in recommendation occurs in compliance with the terms of the amended merger agreement, Westport’s board will recommend approval of the transaction to its shareholders and use its reasonable best efforts to solicit and obtain adoption. Westport has obtained the requisite approval of its shareholders.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Each of Westport, Merger Sub, and Fuel Systems agree to make an appropriate filing of a notification and report form pursuant to the HSR Act and to make all other filings required to be made prior to close of business on the closing date by applicable foreign antitrust laws with respect to the transactions contemplated by the merger agreement and in any event prior to the expiration of any applicable legal deadline and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law.

In addition, each of Westport, Merger Sub, and Fuel Systems, respectively, agree to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any antitrust laws, and to enable all waiting periods under applicable antitrust laws to expire, and to avoid or eliminate each and every impediment under applicable antitrust laws asserted by a governmental authority, in each case, to cause the merger and the other transactions contemplated by the merger to occur as promptly as practicable prior to June 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent. This includes: (i) promptly complying with or modifying any request for additional information (including any second request) by a government authority, (ii) if necessary, obtaining clearance by any governmental authority before June 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of Fuel Systems and Westport and their respective subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of Fuel Systems and Westport and their respective subsidiaries, (iii) contesting, defending, and appealing any lawsuit or other legal proceedings, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of each party to consummate the transactions contemplated by the amended merger agreement and (iv) taking any and all other actions to prevent the entry, enactment or promulgation of such order or decree. In no event, however, will Fuel Systems or Westport or any of their respective subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by the amended merger agreement.

Furthermore, each party must use its reasonable best efforts to take all actions and assist and cooperate with the other party to do all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the amended merger agreement, including to (i) take all actions necessary to cause the conditions to close the merger to be satisfied, (ii) obtain of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the amended merger agreement and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the amended merger agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger or the other transactions contemplated by amended merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iv) execute and deliver any additional instruments necessary to consummate the merger and the other transactions contemplated by the merger agreement and to fully carry out the purposes of the amended merger agreement.

Westport, Merger Sub and Fuel Systems agreed to give any notices to third parties and Westport agreed to use its reasonable best efforts, and Fuel Systems will use its reasonable best efforts to cooperate with Westport in its efforts, to obtain any additional third party consents that are necessary, proper or advisable to consummate the merger.

Westport, Merger Sub, and Fuel Systems also agreed to furnish to each other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a governmental authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the amended merger agreement. To the extent practicable, and permitted by a governmental authority, each party hereto is required to permit representatives of the other party to participate in meetings (whether by telephone or in person) with such governmental authority.

Employee Benefits Matters

Westport has agreed that it will provide to each Fuel Systems employee who remains employed during the one-year period following the closing of the merger (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the closing of the merger and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to employees as of immediately prior to the closing of the merger. Westport also agreed to provide Fuel Systems employees who experience an involuntary severance-qualifying termination during the one-year period following the closing of the merger with severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that the employee would have received pursuant to the terms of the severance pay arrangements maintained by Fuel Systems upon such an involuntary severance-qualifying termination of employment immediately prior to the closing of the merger.

Westport has also agreed generally to give Fuel Systems employees credit for their years of service with Fuel Systems and its subsidiaries for purposes of determining eligibility and vesting, benefit accrual and determination of level of benefits (but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement) under Westport’s compensation and benefit plans and arrangements that such employees participate in after the closing of the merger. In addition, Westport will use commercially reasonable efforts to cause: (i) each employee to be immediately eligible to participate, without any waiting time, in Westport benefit plans to the extent coverage under such plans replaces coverage under a comparable Fuel Systems benefit plan the employee participated in immediately before such replacement by Westport; and (ii) for purposes of each Westport plan that provides medical, dental, pharmaceutical and/or vision benefits to any Fuel Systems employee, all pre-existing condition exclusions and actively-at-work requirements under any Westport plan to be waived for Fuel Systems employees and their dependents (except to the extent such restrictions were applicable and not satisfied by the Fuel Systems employee under the comparable Fuel Systems benefit plan as of immediately prior to the closing of the merger) and any eligible expenses incurred by such Fuel Systems employee (and any dependents) under an Fuel Systems benefit plan during the portion of the plan year prior to the closing of the merger to be taken into account under such Westport Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Westport benefit plan.

Other Covenants and Agreements

The amended merger agreement contains additional agreements relating to, among other matters:

Access to Information; Confidentiality

Until completion of the merger, each of Westport and Fuel Systems have agreed to afford the other party and its representatives reasonable access, during normal business hours and on certain conditions, to all of its and its subsidiaries’ respective properties, books, contracts, commitments, personnel and records. Also, each of Westport and Fuel Systems have agreed to keep confidential any nonpublic information in accordance with the terms of the confidentiality agreement.

Notification of Certain Matters

Each of Westport and Fuel Systems has agreed to give prompt notice to the other party of (i) any notice or other communication from any governmental authority in connection with the merger or from any party alleging that its consent is or may be required in connection with the merger, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party and that relate to the merger, (iii) any inaccuracy of any representation or warranty of Fuel Systems or Westport, as applicable, contained in the amended merger agreement, (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the closing of merger, and (v) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the closing of the merger.

Transaction Litigation

Each of Fuel Systems and Westport have agreed to give the other party the opportunity to participate in the defense or settlement of any security holder litigation against Fuel Systems or Westport, respectively, and/or its directors relating to the merger, and no settlement can be agreed to without the prior written consent of the other party, which consent must not be unreasonably withheld, conditioned or delayed, except that no such consent is required for Westport to enter into a settlement if such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Public Announcements

Westport, Merger Sub and Fuel Systems will not issue any public announcements or make other public disclosures regarding the merger or the amended merger agreement, unless mutually approved by Fuel Systems and Westport; provided, however, that each of Westport and Fuel Systems may make a public announcement or other public disclosure required by law or any applicable stock exchange, provided that the disclosing party has used reasonable best efforts to afford the other party with the opportunity to review and provide reasonable comment.

Indemnification and Insurance

Westport and Merger Sub agree that all indemnification rights for acts or omissions occurring at or prior to close of business on the closing date, regardless of when asserted or claimed that exist in the Fuel Systems charter or the Fuel Systems bylaws (or its subsidiaries), will survive the merger and will continue in full force and effect in accordance with their terms. The surviving company of the merger will (i) indemnify, defend and hold harmless, and advance expenses to, any officer or director of Fuel Systems or person served on behalf of Fuel Systems as an officer or director (or the equivalent) of any Fuel Systems’ subsidiaries prior to the effective time, which we refer to as an indemnitee, with respect to all acts or omissions by them in their capacities as such at any time prior to close of business on the closing date, to the fullest extent required by the Fuel Systems’ or any of Fuel Systems’ subsidiaries organizational or governing documents, in each case, as in effect on the date of the amended merger agreement, or applicable law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnitees.

Until the sixth anniversary of the closing date, Westport and the surviving company will also indemnify indemnitees against and from any costs or expenses (including attorney’s fees) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (hereinafter referred to as a “claim”) to the extent such claim arises out of or pertains to action or omission or alleged action or omission in such indemnitee’s capacity as a director, officer, partner, member, trustee or employee of Fuel Systems or its subsidiaries, or the amended merger agreement and related transactions. Westport and the surviving company will pay in advance of the final disposition of a claim, upon receipt of the undertaking that the indemnitee will repay such amount if it is ultimately determined that the indemnitee not entitled to be indemnified. Westport and the surviving company will not settle, compromise, or consent to the entry of any judgment or seek termination with respect to any claim unless the settlement, compromise, consent or termination includes an unconditional release of all indemnities of all liability arising out of such claim with certain exceptions stated in the amended merger agreement and will not be obligated to indemnify any indemnitee if a court determines that such indemnification is prohibited by applicable law.

In addition, Fuel Systems will, or if Fuel Systems is unable to, Westport will cause the surviving company as of close of business on the closing date to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Fuel Systems’ existing directors’ and officers’ insurance policies and Fuel Systems’ existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the close of business on the closing date with respect to any claim related to any period or time at or prior to the close of business on the closing date, provided that Westport and the surviving company are not required to pay an annual premium for the directors’ and officers’ insurance in excess of 300% of the annual premium currently paid by Fuel Systems.

Certain Tax Matters

Fuel Systems, Westport and Merger Sub intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each has agreed to use reasonable best efforts to cause the merger to so qualify.

Fuel Systems, Westport and Merger Sub have agreed to use reasonable best efforts to provide information, including officer’s certificates, reasonably requested by Fuel Systems in connection with Fuel Systems’ request for an IRS private letter ruling and/or an opinion of Skadden, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the merger. If Fuel Systems obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the merger is not subject to Section 367(a)(1) of the Code, Westport has agreed to make commercially reasonable arrangements with each 5% U.S. Holder, if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2). In addition, Westport has agreed (and has agreed to cause Fuel Systems following the merger) to file all required information with its tax returns and maintain all records required for tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

Westport and Fuel Systems have agreed to cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes which become payable in connection with the merger and which are required or permitted to be filed on or before the effective time. Westport has agreed to pay (without reimbursement and without deduction from any amount payable to Fuel Systems’ stockholders) any such taxes or fees imposed on it by any governmental authority (or for which Westport’s shareholders are primarily liable) which become payable in connection with the merger.

Section 16 Matters

Prior to the completion of the merger, Westport, Merger Sub and Fuel Systems have agreed to take all steps as may be required to cause (i) any dispositions of shares of Fuel Systems common stock resulting from the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Fuel Systems to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) any acquisitions of Westport common shares resulting from the merger by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Westport to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Listing

Westport has agreed to cause the new common shares to be approved for listing on NASDAQ, subject to official notice of issuance and the TSX, prior to the completion of the merger, subject to fulfilling all of the listing requirements of the TSX.

Voting of Westport Common Shares

Westport has agreed to vote all shares of Fuel Systems common stock beneficially owned by it or any of the Westport subsidiaries as of the record date for the Fuel Systems special meeting in favor of adoption of the amended merger agreement and approval of the merger.

Fuel Systems has agreed to vote all shares of Westport common shares beneficially owned by it or any Fuel Systems subsidiaries as of the record date for the Westport special meeting in favor of adoption of the amended merger agreement, approval of the merger, and issuance of Westport common shares in connection with the merger.

Governance Matters

Westport has agreed to take all necessary corporate actions to cause, concurrent with the closing of the merger (i) the name of Westport to be changed to “Westport Fuel Systems Inc.,” (ii) four members of the Westport board to resign, (iii) the appointment to Westport’s board of directors of certain Fuel Systems-designated directors (currently expected to be directors Mariano Costamagna, Troy A. Clarke and Colin S. Johnston or, in the event that Mr. Costamagna or Mr. Clarke does not accept such appointment, James W. Nall or Anthony Harris, respectively, would serve as his replacement, subject to the approval of the nominating and corporate governance committee of the board of directors of each of Fuel Systems and Westport), who will fill three of the vacancies resulting from such resignations and (iv) to have each committee of the Westport board to include such number of continuing Fuel Systems directors as determined by Westport after taking into account each such director’s relevant experience and expertise. The three Fuel Systems-designated directors also will designate one independent director (who must be a citizen of Canada) subject to the approval of the Nominating and Corporate Governance Committee of Westport, such approval not to be unreasonably withheld, conditioned or delayed, and one member of the Westport board will resign at the time such independent director is so appointed. Prior to the appointment of such independent director, all Westport board actions will require the affirmative vote of a majority of the Westport board, including at least one Fuel Systems-designated director, who must act in accordance with his or her fiduciary and statutory duties and responsibilities as defined by law, the charter of the Westport board of directors, and the parent position descriptions available to individual directors. A person designated by Fuel Systems also will have non-voting board observation rights and Andrea Alghisi, Fuel Systems’ chief operating officer, will be appointed to the role of the chief operating officer of the combined company’s automotive and industrial group.

From and after the closing of the merger until the 2019 annual meeting of Westport shareholders, the size of Westport’s board of directors will be fixed at nine directors and the Westport board will take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Westport to recommend that the Westport board of directors nominate, the continuing Fuel Systems directors for election to the Westport board of directors at the 2016 annual meeting of shareholders of Westport, the 2017 annual meeting of shareholders of Westport and the 2018 annual meeting of shareholders of Westport. Notwithstanding the above, no continuing Fuel Systems director will be subject to re-nomination in accordance with the merger agreement in the event such continuing Fuel Systems director fails (i) to comply in all material respects with the governance guidelines and policies of Westport applicable to Westport directors during the fiscal year immediately preceding such Fuel Systems-designated director’s re-nomination (for that portion of the fiscal year for which such Fuel Systems-designated director was a director of Westport) or (ii) to attend in-person or by phone at least seventy-five percent (75%) of the duly called meetings of the Westport board of directors for the Westport fiscal year immediately preceding such re-nomination (not taking into account any meetings called during any period in which such Fuel Systems-designated director was not a director of Westport). Until the 2017 annual meeting of shareholders of Westport, in the event of death, resignation or removal for cause of a continuing Fuel Systems director, the remaining continuing Fuel Systems directors, in consultation with the Westport board, will appoint a replacement Fuel Systems-designated director to fill the vacancy created by such death, resignation, removal or failure to serve subject to the approval of the Nominating and Governance Committee of Westport, not to be unreasonably withheld, conditioned or delayed).

The continuing Fuel Systems directors and specified officers are third party beneficiaries of the section of the amended merger agreement providing for the post-closing directors and officers, and Westport agrees to pay all reasonable expenses, including attorney’s fees, that may be incurred by any continuing Fuel Systems director in seeking the enforcement of the rights and obligations provided for by such section of the amended merger agreement.

No Solicitation of Employees

Prior to the closing of the merger, each of Fuel Systems and Westport have agreed not to solicit the other party’s employees, subject to certain exceptions set forth in the merger agreement.

Amendment to Rights Agreement

Fuel Systems has agreed to take all necessary action so that none of the performance by the respective parties to the merger agreement of their obligations under the merger agreement will cause (i) rights to become exercisable under the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between Fuel Systems and Mellon Investor Services LLC, as Rights Agent, referred to as the rights agreement, (ii) Westport, Merger Sub or any of their affiliates to be deemed to be an “acquiring person” (as defined in the rights agreement), (iii) the “stock acquisition date” (as defined in the rights agreement) to occur upon any such event or (iv) the “separation time” (as defined in the rights agreement) to occur upon any such event.

State Takeover Laws

If any takeover statute may become applicable to the transactions contemplated by the merger agreement, Westport and Fuel Systems and the members of its respective board of directors, to the extent permissible under applicable law, are required to grant such approvals and take such actions, in accordance with the terms of the merger agreement, as are necessary so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable, and in any event prior to June 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, on the terms and conditions contemplated by the merger agreement and otherwise, to the extent permissible under applicable law, act to eliminate the effect of any takeover statute on any of the transactions contemplated by the merger agreement.

Automotive and Industrial Operations

Representatives of Westport and Fuel Systems jointly have developed an agreed upon business plan for the Automotive, Industrial and Operations combined company project to be named the “Fuel Systems Automotive and Industrial Group,” which they intend to implement within 36 months following the closing of the merger. The headquarters of the Automotive and Industrial Group, and its associated operations, will be in Cherasco, Italy. An exhibit to the merger agreement sets forth the management team for the group. Westport has agreed to use commercially reasonable efforts to assist the implementation of the project by maintaining sufficient capital in the group, consistent with the group’s needs to achieve the project.

Terms of the Merger Agreement Amendment Related to the Cartesian Financing Agreement

The merger agreement amendment provides for a tri-party mutual release among Westport, Merger Sub and Fuel Systems of all claims related to any breach or alleged breach of the amended merger agreement arising out of any events prior to the execution of the merger agreement amendment.

The merger agreement amendment also provides that following the consummation of the merger, no assets or equity interests of Fuel Systems or any of its subsidiaries shall be subject to any security interest granted pursuant to or securing obligations under the Cartesian Financing Agreement.

Termination of the Amended Merger Agreement

The amended merger agreement may be terminated prior to the closing of the merger, whether before or after approval of the Merger proposal by Fuel Systems’ stockholders and Westport’s shareholders’ approval is received (except as otherwise provided below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Fuel Systems or Westport:

•	if the closing does not occur on or before June 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent; provided that this termination right will not be available to any party if the failure of such party to perform any of its obligations under the merger agreement has been a principal cause of, or resulted in, the failure of the merger to be consummated on or before such date;

•	if there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger; provided that this termination right is not available to a party whose failure to perform its obligations under the merger agreement is the primary cause of such order;

•	if the other party breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 20 days, provided that neither party has the right to terminate in the event such party is then in breach of any of its representations, warranties, covenants or agreements in the merger agreement in a way that a condition to closing would not be satisfied;

•	if the Fuel Systems and Westport stockholder meetings have occurred and the required Fuel Systems stockholder and Westport shareholder approvals are not obtained; provided that the right to terminate the merger agreement will not be available if the failure to obtain its stockholder/shareholder approval is primarily due to such party’s failure to perform any of its obligations under the merger agreement.

•	by Fuel Systems:

•	if Fuel Systems is terminating the merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the merger agreement;

•	If the Westport board authorizes, approves or recommends, enters into a written agreement, or consummates a transaction relating to a Westport alternative proposal.

•	by Westport:

•	if Fuel Systems’ board makes a change in recommendation;

•	if Fuel Systems materially and willfully breaches its obligations contained in the “no-shop” provision contained in the merger agreement; or

•	if Fuel Systems or any of its subsidiaries or the Fuel Systems board approves, recommends, adopts or enters into an agreement relating to a Fuel Systems alternative proposal.

Effect of Termination; Termination Fees and Expenses

If the amended merger agreement is validly terminated, then, except as described below, each of the parties will be relieved of its duties and obligations and such termination will be without liability to either party. However, termination will not relieve either party of any liability for willful or intentional breach of any covenant or agreement contained in the amended merger agreement prior to termination, or as provided in the confidentiality agreement entered into between Westport and Fuel Systems, in which case the aggrieved party is entitled to all rights and remedies available at law or in equity.

The amended merger agreement contains a termination fee of $5.5 million, which is referred to as the termination fee. The termination fee and expenses, as applicable, will be payable by Fuel Systems to Westport under the circumstances described below:

•	if the amended merger agreement is terminated (i) by either Fuel Systems or Westport because the required Fuel Systems stockholder approval is not obtained at the Fuel Systems special meeting, (ii) by Westport because of a change in recommendation by the Fuel Systems board, (iii) by Westport because Fuel Systems’ materially and willfully breaches its obligations with respect to Fuel Systems alternative proposals under the amended merger agreement or (iv) by Westport because Fuel Systems approves, recommends, adopts, enters into or publicly announces the intention to approve, recommend, adopt or enter into, a definitive agreement with respect to a Fuel Systems alternative proposal, then Fuel Systems will pay Westport the termination fee within two business days after the date of termination;

•	if the amended merger agreement is terminated by Fuel Systems in order to enter into a definitive agreement relating to a superior proposal, then Fuel Systems will pay Westport the termination fee within two business days after the date of termination and will pay Westport Westport’s reasonable and documented expenses within two business days after receipt of documentation supporting such expenses; or

•

if a Fuel Systems alternative proposal is publicly proposed or publicly disclosed prior to the date of the Fuel Systems special meeting and the amended merger agreement is terminated (a) by Westport due to (x) Fuel Systems’ willful breach or failure to perform in any material respects of any of its representations, warranties, covenants or agreements where such breach or failure to perform is incapable of being cured or is not cured within 20 days following receipt by Fuel Systems of notice of such breach or (y) a change in recommendation by the Fuel Systems board, or (b) by either party, due to failure to obtain the approval of the Merger proposal by Fuel Systems stockholders at the special meeting, then Fuel Systems shall pay the reasonable and documented expenses of Westport within two business days after the receipt following such termination of documentation supporting such expenses of Westport. If Fuel Systems enters into a definitive agreement with respect to, or consummates, a Fuel

Systems alternative proposal (substituting 50% for the 20% threshold set forth in the definition of Fuel Systems alternative proposal) concurrently or within 12 months after the date the amended merger agreement is terminated as set forth above, then Fuel Systems will pay to Westport the termination fee within two business days following the consummation of such Fuel Systems alternative proposal (unless a termination fee has already been paid to Westport).

The termination fee and expenses, as applicable, will be payable by Westport to Fuel Systems under the circumstances described below:

•	if the amended merger agreement is terminated by Fuel Systems because the Westport board authorizes, enters into an agreement, or consummates a transaction relating to a Westport alternative proposal, then Westport will pay Fuel Systems the termination fee within two business days after the date of termination and will pay Fuel Systems Fuel Systems’ reasonable and documented expenses within two business days after receipt of documentation supporting such expenses; or

•	if (i) a Westport alternative proposal is publicly proposed or publicly disclosed prior to the date of the Westport special meeting, (ii) the third party making the Westport alternative proposal has publicly indicated to the Westport shareholders to the effect that they should not vote in favor of the matters required to obtain Westport shareholder approval and (iii) the amended merger agreement is terminated (a) by Fuel Systems due to Westport’s willful breach of any of its representations, warranties, covenants or agreements where such breach is incapable of being cured or is not cured within 20 days following receipt by Westport of notice of such breach or (b) by either party, due to failure to obtain the approval of the Merger proposal by Westport stockholders at the special meeting, then Westport shall pay the reasonable and documented expenses of Fuel Systems within two business days after the receipt following such termination of documentation supporting such expenses of Fuel Systems. If Westport enters into a definitive agreement with respect to, or consummates, a Westport alternative proposal within 12 months after the date the amended merger agreement is terminated then Westport will pay to Fuel Systems the termination fee and reasonable and documented expenses within two business days following the consummation of such Westport alternative proposal (unless a termination fee has already been paid to Fuel Systems as described in the prior paragraph).

The one-time payment of a termination fee and expenses, as applicable, will be each party’s sole and exclusive remedy available under the circumstances described above.

Amendment and Waiver

Amendment. At any time prior to the closing of the merger, the amended merger agreement may be amended, whether before or after the approval of the Merger proposal by Fuel Systems stockholders, by written agreement of the parties to the amended merger agreement, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Fuel Systems’ stockholder approval, there will not be (a) any amendment of the amended merger agreement that changes the amount or the form of the consideration to be delivered under the amended merger agreement to the holders of Fuel Systems common stock, or which by applicable law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of Fuel Systems or Westport without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable law.

Waiver. At any time prior to the close of business on the closing date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties, or (iii) waive compliance with any of the agreements or covenants of the other parties. Any agreement on the part of any party to any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party.

Fees and Expenses

Except as set forth under “—Effect of Termination; Termination Fee and Expenses” above, all expenses incurred in connection with the amended merger agreement and the transactions contemplated by the amended merger agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by the amended merger agreement are consummated; provided, however, that Fuel Systems and Westport will share equally all expenses related to the printing and filing of the proxy statement/prospectus and the printing, filing and distribution of the proxy statement and the information circular in connection with the Westport shareholder meeting, other than attorneys’ and accountants’ fees.

Assignment

The amended merger agreement and any interests, rights or obligations under the amended merger agreement are not assignable, by operation of law or otherwise, by any of the parties without the prior written consent of the other party.

Specific Performance

The parties to the amended merger agreement have agreed that each party will be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of the amended merger agreement and to enforce specifically the terms and provisions of the amended merger agreement. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) either party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party has further agreed that no party is required to provide any bond or other security in connection with any such order or injunction.

Governing Law

The amended merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware.

UPDATE TO INFORMATION ABOUT FUEL SYSTEMS

Update to Business Overview

Fuel Systems designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Fuel Systems components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Fuel Systems’ products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Fuel Systems also provides engineering and systems integration services to address its individual customer requirements for product performance, durability and physical configuration. For over 50 years, Fuel Systems has developed alternative fuel products. Fuel Systems supplies its products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

For the year ended December 31, 2015, Fuel Systems had total revenues of approximately $263 million and a net loss of approximately $47 million.

Fuel Systems common stock is traded on NASDAQ under the symbol “FSYS.”

Fuel Systems’ principal offices are located at 780 Third Avenue, 25th Floor, New York, New York 10017 and its telephone number is (646) 502-7170.

Update to Security Ownership of Certain Beneficial Owners and Management

Except as otherwise indicated, all of the shares indicated in the table are shares of Fuel Systems’ common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name. For the purposes of calculating percentage ownership as of April 8, 2016, 18,094,043 shares were outstanding. In preparing the following table, we relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of Fuel Systems common stock pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, unless we knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case we relied upon information that we considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Fuel Systems Solutions, Inc., 780 Third Avenue, 25th Floor, New York, NY 10017.

	Shares Beneficially Owned
Name of Beneficial Owner 5% Stockholders	Number		Percent of Class
Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)	2,671,684		14.8%
Northern Right Capital Management, L.P. (2)	1,894,565		10.5%
Mariano Costamagna, Bruna Giachino (3)	1,634,185		9.0%
Pier Antonio, Carla Borgogno (4)	1,582,043		8.7%
Royce & Associates, LLC (5)	1,372,301		7.6%
Directors and Executive Officers:
Mariano Costamagna (Chief Executive Officer and Director)	1,634,185	(3)	*
Pietro Bersani (Chief Financial Officer)	11,440	(6)	*
Michael Helfand (Senior Vice President Finance and Chief Accounting Officer)	7,590	(7)	*
Andrea Alghisi (Chief Operating Officer) (8)	—		*
James W. Nall (Director, Chairman of the Board, member of Nominating and Corporate Governance Committee and Audit Committee)	12,632	(9)	*

	Shares Beneficially Owned
Name of Beneficial Owner 5% Stockholders	Number		Percent of Class
Joseph E. Pompeo (Director, member of our Audit Committee and Nominating and Corporate Governance Committee)	10,420	(10)	*
Marco Seimandi (Executive Director of Automotive Sales and Marketing)	9,090	(11)	*
Anthony Harris (Director, member of Audit Committee and Compensation Committee)	5,661	(12)	*
Troy A. Clarke (Director, member of Compensation Committee and Nominating and Corporate Governance Committee)	9,798	(13)	*
Colin S. Johnston (Director, member of Audit Committee and Compensation Committee)	4,700	(14)	*
Steven R. Becker (Director, member of our Nominating and Corporate Governance Committee)	1,894,565	(2)	10.5%
All current executive officers and directors as a group (11 persons)	3,600,081	(15)	19.9%

*	Indicates ownership of less than 1% of the Company’s common stock.
(1)	Based on Amendment No. 1 to a Schedule 13D Information Statement filed on March 17, 2016 by Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust. The Schedule 13G discloses that Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly and as co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares. The Schedule 13G also discloses that Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust, in addition to the shares previously listed. The principal business office of the Filers is located at 125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.
(2)	Based on Amendment No. 5 to a Schedule 13D Beneficial Ownership Report filed on November 4, 2015 by Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.), Becker Drapkin Partners, L.P., Becker Drapkin Partners SLV, LTD, BC Advisors, LLC, Steven R. Becker, and Matthew A. Drapkin. The report discloses that Steven R. Becker has shared voting power and shared dispositive power on 1,255,398 shares. The report also discloses that BC advisors, LLC, and Matthew A. Drapkin have shared voting power and shared dispositive power on 1,894,565 shares. The report also discloses that: (i) Northern Right Capital (QP), L.P. has sole voting power and sole dispositive power on 639,167 shares; (ii) Becker Drapkin Partners SLV, Ltd. has sole voting power and sole dispositive power on 886,752 shares; and (iii) Northern Right Capital Management, L.P. has sole voting power and sole dispositive power on 368,646 shares, and shared voting power and shared dispositive power on 1,525,919 shares. As described in more detail in Amendment No. 5 to the Schedule 13D, certain entities and persons have disclaimed beneficial ownership of certain reported shares. The principal business office of the Filers except for Mr. Becker is located at 10 Corbin Drive, 3rd Floor, Darien, CT 06820. The principal business office of Mr. Becker is located at 500 Crescent Court, Suite 230, Dallas, TX 75201.
(3)	Based on Amendment No. 4 to a Schedule 13D Beneficial Ownership Report filed on April 1, 2016 by Mariano Costamagna and Bruna Giachino. The report discloses that Mr. Costamagna has the sole power to vote and dispose of the 1,634,185 shares, and that Bruna Giachino has disclaimed beneficial ownership of the shares held by Mariano Costamagna.
(4)	Based on a Schedule 13D Beneficial Ownership Report filed on March 31, 2016 by Pier Antonio Costamagna and Carla Borgogno. The report discloses that Mr. Pier Antonio Costamagna is the direct beneficial owner of 1,582,043 shares and Ms. Carla Borgogno is the indirect beneficial owner of such shares. The report also discloses that Mr. Pier Antonio Costamagna has sole voting power of 1,582,043 shares, that Mr. Pier Antonio Costamagna and Ms. Carla Borgogno share dispositive power with respect to the 1,582,043 shares and that each of Mr. Pier Antonio Costamagna and Ms. Carla Borgogno disclaim beneficial ownership of the shares by the other. Mr. Pier Antonio Costamagna retired as an executive officer of Fuel Systems and as a General Manager of MRM S.r.L. effective February 5, 2014. The principal place of business of Mr. Pier Antonio Costamagna is Via La Morra 1, Cherasco L6, Italy.
(5)	Based on a Schedule 13G Information Statement filed on January 13, 2016 by Royce & Associates, LLC. The schedule discloses that Royce & Associates, LLC holds 1,372,301 shares. The principal business office of the Filer is located at 745 Fifth Avenue, New York, NY 10151.

(6)	Includes 11,440 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include 6,940 shares of unvested options or (ii) 21,000 unvested restricted stock units held by Mr. Bersani.
(7)	Includes 7,590 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include (i) 4,590 shares of unvested options or (ii) 18,000 unvested restricted stock units held by Mr. Helfand.
(8)	Does not include 30,000 shares of unvested restricted stock held by Mr. Alghisi.
(9)	Does not include 6,054 shares of unvested restricted stock held by Mr. Nall.
(10)	Does not include 6,054 shares of unvested restricted stock held by Mr. Pompeo.
(11)	Includes 7,750 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include (i) 4,750 shares of unvested options or (ii) 12,000 unvested restricted stock units held by Mr. Seimandi.
(12)	Does not include 6,535 shares of unvested restricted stock held by Mr. Harris.
(13)	Does not include 6,054 shares of unvested restricted stock held by Mr. Clarke.
(14)	Does not include 6,054 shares of unvested restricted stock held by Mr. Johnston.
(15)	Includes an aggregate of 26,780 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016.

UPDATE TO FUEL SYSTEMS SPECIAL MEETING

Update to Date, Time and Place

On or about [●], 2016, Fuel Systems commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Fuel Systems special meeting. The special meeting of Fuel Systems stockholders will be held at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, on May 31, 2016 at 12:00 p.m., Eastern Time.

Update to Recommendation of the Fuel Systems Board

The Fuel Systems board has determined that the merger is advisable and in the best interests of Fuel Systems and its stockholders and recommends that Fuel Systems stockholders vote:

•	“FOR” the Merger proposal;

•	“FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal;

•	“FOR” the Advisory Compensation proposal; and

•	“FOR” the Adjournment proposal, if necessary.

See “Update to the Merger—Update to Fuel Systems Board of Directors’ Recommendation and its Reasons for the Merger.”

Fuel Systems Record Date; Stock Entitled to Vote

Only Fuel Systems stockholders of record at the close of business on April 29, 2016, which is referred to as the Fuel Systems record date, will be entitled to notice of, and to vote at, the Fuel Systems special meeting or any adjournments thereof.

As of April 8, 2016, the last practicable day before the date of this supplement, there were 18,094,043 shares of Fuel Systems common stock outstanding. Each share of Fuel Systems common stock outstanding on the Fuel Systems record date is entitled to one vote on each proposal to be considered at the Fuel Systems special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Fuel Systems special meeting.

A complete list of stockholders entitled to vote at the Fuel Systems special meeting will be available for examination by any Fuel Systems stockholder at Fuel Systems’ headquarters, located at 780 Third Avenue, 25th Floor, New York, New York, 10017, for any purpose germane to the Fuel Systems special meeting, during ordinary business hours for a period of 10 days before the Fuel Systems special meeting and at the Fuel Systems special meeting.

Please also note that if you hold your shares in “street name” (that is, through a broker, bank or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

Voting of Proxies; Incomplete Proxies

If you previously submitted a proxy for the meeting that was scheduled for, convened and adjourned without conducting any business on March 22, 2016, Fuel Systems does not intend to vote those proxies at the rescheduled meeting on May 31, 2016 and you must vote again by following the instructions on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Rule 14a-13(a)(3) promulgated under the Exchange Act requires that companies give 20 business days’ advance notice of the record date to brokers, dealers, voting trustees, banks, associations and other entities that exercise fiduciary powers in nominee names or otherwise (collectively referred to as “nominee holders”), or if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable. On April 27, 2016, the broker searches were commenced on behalf of Fuel Systems. At the time of the initiation of the broker searches, Fuel Systems believed that it would likely be in a position to mail this document to its stockholders as early as May 2, 2016 (one business day following the record date of April 29, 2016). Fuel Systems’ notices were sent fewer than the 20 business day period required by Rule 14a-13(a)(3); however, Fuel Systems has confirmed that 100% of the nominee holders were notified of the record date prior to the record date. Since the purpose of Rule 14a-13(a)(3) is to ensure that nominee holders are provided sufficient notice to permit timely distribution of proxy or other meeting materials to all beneficial owners of shares held through nominee holders, Fuel Systems believes that this purpose has been satisfied notwithstanding the shortened notice period.

We urge you to vote by proxy even if you plan to attend the special meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the special meeting and your proxy will not be counted.

You may also vote your shares without attending the special meeting. Stockholders may vote by using one of these alternative methods in accordance with the instructions provided on the proxy card you received with this supplement:

(1) Via the Internet at www.proxyvote.com;

(2) By telephone at 1-800-690-6903 and follow the instructions for telephone voting; or

(3) By completing and mailing a proxy card to Voting Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

You may submit your vote by completing, signing, dating and returning the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the materials. Sign your name exactly as it appears on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

If you hold your shares in “street name” and you plan to vote in person at the special meeting, you must obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet.

Your shares will be voted as you indicate. If you submit your proxy but you do not indicate your voting preferences, then the individuals named on the proxy will vote your shares in accordance with the recommendations of the Fuel Systems board of directors. The Fuel Systems board of directors and management do not currently intend to present any matters at the special meeting other than those outlined in the notice of the special meeting. Should any other matter requiring a vote of stockholders arise, stockholders submitting their proxy confer upon the individuals named in the proxy discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Voting by Fuel Systems’ Directors and Executive Officers

On April 29, 2016, the Fuel Systems’ record date, directors and executive officers of Fuel Systems and their affiliates owned and were entitled to vote [●] shares of Fuel Systems common stock, or approximately [●]% of the total voting power of the shares of Fuel Systems common stock outstanding on that date. It is currently expected that Fuel Systems’ directors and executive officers will vote their shares of Fuel Systems’ common stock in favor of each of the proposals to be considered at the Fuel Systems special meeting, although none of them (other than Mr. Costamagna) have entered into any agreements obligating them to do so.

UPDATE TO FUEL SYSTEMS PROPOSALS

Item 1. The Merger Proposal

(Item 1 on Proxy Card)

As discussed throughout this supplement, Fuel Systems is asking Fuel Systems’ stockholders to approve the Merger proposal. Fuel Systems stockholders should carefully read this supplement and the proxy statement/prospectus in their entirety, including the annexes, for more detailed information concerning the amended merger agreement and the merger. In particular, Fuel Systems’ stockholders are directed to the merger agreement, a copy of which is attached as Annex A to the proxy statement/prospectus and the merger agreement amendment, which is attached as Annex I to this supplement.

The Fuel Systems Board of Directors recommends a vote “FOR” the Merger proposal.

Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal

(Item 2 on Proxy Card)

On an annual basis after the Fuel Systems’ annual meeting of stockholders, the board of directors grants to each non-employee director a restricted stock award under the stockholder approved 2009 Restricted Stock Plan (the “Plan”). The award serves as a lump sum payment for a director’s services for the following year and represents approximately 40% of a director’s annual director compensation.

Under the terms of the award, a director that ceases to serve as a director of Fuel Systems for any reason before the vesting date (which is typically on or around the next annual meeting date) forfeits the award.

In light of the proposed merger, a Fuel Systems’ director who will not become a director of Westport would forfeit his award. During the period after the 2015 annual meeting of stockholders, the evaluation of strategic alternatives and the activities of the board in connection with the contemplated merger required a significant time commitment for directors.

In light of the consequence of the award being forfeited upon a change in control, the compensation committee asked its independent compensation consultant to review the situation and make a recommendation. The compensation consultant advised that the more common practice is for director equity grants to vest upon grant to encourage immediate alignment of interests with stockholders as well as the fostering of independence and objectivity for the director. The compensation consultant also advised that, based on its findings, in circumstances where director equity grants have deferred vesting terms, it is generally common practice for such grants to provide for accelerated vesting upon a change in control. Consequently, the compensation consultant recommended to the compensation committee that Fuel Systems’ existing unvested non-employee director restricted stock grants be amended to automatically vest upon a change in control and that, for future grants, the compensation committee consider granting restricted stock awards with immediate vesting to align with common practice. Based upon the report of the compensation consultant, the compensation committee recommended to the board of directors that the awards be amended to vest upon a change in control.

The Fuel Systems board of directors approved the amendment but made its effectiveness subject to stockholder approval. The approval of the amendment is not required by the terms of the Plan, stock exchange rules or otherwise. While the board agreed with the recommendation and reasoning of the compensation committee, it determined it was appropriate under the circumstances of a pending merger to seek stockholder approval for the vesting of the annual restricted stock award upon a change in control and determined to submit the amendment to stockholders for their consideration at the Fuel Systems special meeting.

The Fuel Systems board of directors formally approved the amendments, dated August 21, 2015 (the “Amendments”), to each applicable award set forth below (the “Awards”), which provide that the vesting date of any unvested restricted stock issued pursuant to each Award will be the earlier of (i) the vesting date set forth in the Award, or (ii) a change in control (as defined in the Plan); provided, that the Amendments will not be effective unless holders of a majority of the shares of Fuel Systems common stock present in person or by proxy and entitled to vote at the next shareholders’ meeting vote in favor of such amendment. The consummation of the proposed merger would constitute a “change in control” under the Plan and the Awards.

The unvested Awards to which the Amendments relate are described below:

Director	Restricted Stock Award	Issue Date	Vesting Schedule
Joseph E. Pompeo	6,054	May 28, 2015	May 18, 2016
James W. Nall	6,054	May 28, 2015	May 18, 2016
Troy A. Clarke	6,054	May 28, 2015	May 18, 2016
Colin Johnston	6,054	May 28, 2015	May 18, 2016
Steven R. Becker	6,054	May 28, 2015	May 18, 2016
Anthony Harris (1)	6,054	May 28, 2015	May 18, 2016
Anthony Harris (1)	481	Dec. 31, 2013	1/3 vested on Dec. 31, 2014; 1/3 vested on Dec. 31, 2015; 1/3 vests on Dec. 31, 2016

(1)	In addition to the annual award issued to Mr. Harris on May 28, 2015 at the Fuel Systems 2015 Annual Meeting of Stockholders, Mr. Harris also holds 481 unvested shares as a result of the issuance of restricted stock on December 31, 2013 granted to Mr. Harris in connection with his appointment to the Fuel Systems board of directors.

If the Fuel Systems stockholders do not approve this proposal, the Awards will not vest as a result of the merger and (i) with respect to Fuel Systems’ non-employee directors that do not continue as directors of Westport following the closing of the merger, the Awards would be forfeited upon closing of the merger, and (ii) with respect to the Fuel Systems’ non-employee directors that continue as directors of Westport, the Awards would be converted to Westport common shares, as adjusted by the exchange ratio, and will vest on May 18, 2016 so long as that director continues as a director of Westport until that date.

If the Fuel Systems stockholders approve the Amendments, no Awards will be forfeited and all awards will vest for the non-employee directors upon the closing of the merger with Westport.

The Fuel Systems board of directors recommends a vote “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal.

Item 3. The Advisory Compensation Proposal

(Item 3 on Proxy Card)

In this proposal, Fuel Systems is asking its stockholders to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Fuel Systems’ named executive officers in connection with the merger and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Fuel Systems’ named executive officers in connection with the merger, as disclosed in the table in the section of this supplement entitled “Update to the Merger—Update to Interests of Directors and Executive Officers in the Merger—Update to Compensation Related to the Merger,” including the preceding narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger and adopt the amended merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the merger and adopt the amended merger agreement and vote not to approve the advisory executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on either Fuel

Systems or Westport. Accordingly, to the extent Fuel Systems or Westport is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the amended merger agreement is adopted and the merger completed, regardless of the outcome of the advisory vote.

The Fuel Systems board of directors recommends a vote “FOR” the Advisory Compensation proposal.

Item 4. The Adjournment Proposal

(Item 4 on Proxy Card)

The Fuel Systems’ special meeting may be adjourned to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Fuel Systems’ special meeting to approve the Merger proposal.

If, at the Fuel Systems’ special meeting, the number of shares of Fuel Systems common stock present or represented by proxy and voting in favor of the merger and amended merger agreement is insufficient to approve the Merger proposal, Fuel Systems intends to move to adjourn the Fuel Systems special meeting in order to enable the Fuel Systems board of directors to solicit additional proxies for approval of the Merger proposal. In that event, Fuel Systems will ask its stockholders to vote only upon the Adjournment proposal, and not upon any other proposal.

In this proposal, Fuel Systems is asking Fuel Systems’ stockholders to authorize the holder of any proxy solicited by the Fuel Systems board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Fuel Systems’ special meeting to another time and place for the purpose of soliciting additional proxies. If the Fuel Systems’ stockholders approve the Adjournment proposal, Fuel Systems could adjourn the Fuel Systems’ special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Fuel Systems’ stockholders who have previously voted.

The Fuel Systems’ board of directors recommends a vote “FOR” the Adjournment proposal, if necessary.

UPDATE TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) of Westport and Fuel Systems reflect various adjustments to give effect to the following transactions, and the resulting tax effects:

•	Westport plans to acquire Fuel Systems, pursuant to the terms of the amended merger agreement, for approximately $92.2 million. The $92.2 million is the market value of the Westport common shares at April 8, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the merger and the value of replacement securities issued attributable to pre-combination services. The $92.2 million purchase consideration uses an exchange ratio of 2.1861 Westport shares for each Fuel Systems share which is based on the closing sale price on NASDAQ of Westport common shares on April 8, 2016 of $2.31, assuming that such sale price was the volume weighted average share price. The amended merger agreement includes a mechanism which provides for different exchange ratio scenarios dependent on the volume weighted average price of a Westport common share on the NASDAQ during a specified measuring period. Additional disclosure and sensitivity analysis is provided in Notes 2 and 8. Westport signed an agreement for additional financing which has resulted in $17.5 million in cash being received subsequent to December 31, 2015 and a further $17.5 million contingent upon the closing of the merger and other conditions as stipulated in the agreement.

The merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.

The unaudited pro forma condensed combined balance sheet as at December 31, 2015 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on December 31, 2015. Similarly, the unaudited pro forma condensed combined statement of operations and loss (the “Pro Forma Statement of Operations”) for the year ended December 31, 2015 is based on the historical consolidated statements of operations and loss of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on January 1, 2015.

The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statement of Operations, are expected to have a continuing impact on the results of operations.

The Pro Forma Financial Information and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statement of Operations does not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.

The Pro Forma Financial Information is provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into this supplement, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in this supplement.

Unaudited Pro Forma Condensed Combined Balance Sheet

Westport Innovations Inc.

As at December 31, 2015

(in thousands, except share and per share data)

	Westport	Fuel Systems (as amended, Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Assets
Current assets:
Cash and cash equivalents	$27,143	$60,162	$—		$87,305	$35,000	4(a), 5(k)	$122,305
Short-term investments	696	1,000	—		1,696	—		1,696
Accounts receivable	37,160	44,524	—		81,684	—		81,684
Inventories	35,660	62,717	—	5(b)	98,377	—		98,377
Related party receivables	1,164	316	—		1,480	—		1,480
Other Assets	3,475	15,523	—	5(a)	18,998	—		18,998

	105,298	184,242	—		289,540	35,000		324,540

Long-term investments	31,111	—	—		31,111	—		31,111
Other assets	2,863	1,382	—		4,245	—		4,245
Property, plant and equipment	42,527	35,583	—	5(c)	78,110	—		78,110
Intangible assets	22,307	2,680	—	5(d)	24,987	—		24,987
Deferred income tax assets	2,538	4,552	—	5(a)	7,090	—		7,090
Goodwill	3,008	—	—		3,008	—		3,008

	$209,652	$228,439	$—		$438,091	$35,000		$473,091

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$57,454	$49,647	$—		$107,101	$—		$107,101
Assumed Liabilities	—	—	9,866	5(e)	9,866	—		9,866
Current portion of deferred revenue	1,779	8,444	—		10,223	—		10,223
Current portion of long-term debt	8,257	9	—		8,266	—		8,266
Current portion of warranty liability	5,554	3,118	—		8,672	—		8,672
Related party payables	—	2,525	—		2,525	—		2,525

	73,044	63,743	9,866		146,653	—		146,653

Warranty liability	8,437	2,199	—		10,636	—		10,636
Long-term royalty payable	—	—	—		—	17,500	4(a), 5(k)	17,500
Long-term debt	54,190	—	—		54,190	17,500	4(a), 5(k)	71,690
Deferred revenue	1,513	2,256	—		3,769	—		3,769
Deferred income tax liabilities	3,570	751	—		4,321	—		4,321
Other long-term liabilities	1,302	5,403	—		6,705	—		6,705

	142,056	74,352	9,866		226,274	35,000		261,274

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
(103,245,554 post merger) Common shares	937,029	20	92,165	5(f)	1,029,214	—		1,029,214
Shares held in treasury	—	(20,742)	20,742	5(g)	—	—		—
Other equity instruments	16,460	—	—		16,460	—		16,460
Additional paid in capital	9,837	322,144	(322,144)	5(h)	9,837	—		9,837
Accumulated deficit	(863,348)	(101,286)	153,322	5(i)	(811,312)	—		(811,312)
Accumulated other comprehensive (loss) income	(32,382)	(46,049)	46,049	5(j)	(32,382)	—		(32,382)

Total stockholders’ equity	67,596	154,087	(9,866)		211,817	—		211,817

Total liabilities and stockholders’ equity	$209,652	$228,439	$—		$438,091	$35,000		$473,091

Unaudited Pro Forma Condensed Combined Statement of Operations and Loss

Westport Innovations Inc.

For the year ended December 31, 2015

(in thousands, except share and per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Merger	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$97,844	$257,935	$—		$355,779	$—		$355,779
Service and other revenue	5,460	5,462	—		10,922	—		10,922

	103,304	263,397	—		366,701	—		366,701
Cost of revenue and expenses:
Cost of product and parts revenue	83,314	197,829	—		281,143	—		281,143
Research and development	52,777	18,743	—		71,520	—		71,520
General and administrative	35,201	44,092	(10,773)	6(c)	68,520	—		68,520
Sales and marketing	17,496	15,649	—		33,145	—		33,145
Foreign exchange (gain) loss	(11,601)	490	—		(11,111)	—		(11,111)
Depreciation and amortization	13,654	10,795	—		24,449	—		24,449
Bank charges, interest and other	378	435	—		813	—		813
Impairment	22,722	13,766	—		36,488	—		36,488

	213,941	301,799	(10,773)		504,967	—		504,967

Loss from operations	(110,637)	(38,402)	10,773		(138,266)	—		(138,266)
Income from investments accounted for by the equity method	18,317	—	—		18,317	—		18,317
Interest on long-term debt and amortization of discount	(5,529)	—	—		(5,529)	(4,047)	4(a), 6(d)	(9,576)
Interest and other income	192	763	—		955	—		955

Loss before income taxes	(97,657)	(37,639)	10,773		(124,523)	(4,047)		(128,570)
Income tax expense (recovery)	731	9,521	—		10,252	—		10,252

Net loss for the period	$(98,388)	$(47,160)	$10,773		$(134,775)	$(4,047)		$(138,822)

Loss per share:
Basic and diluted	$(1.53)	$(2.55)	$—		$1.30	$—		$(1.34)

Weighted average common shares outstanding:
Basic and diluted	64,109,703	18,486,083	—		103,665,090	—		103,665,090

Westport Innovations Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

All financial data in these Pro Forma Financial Information are presented in U.S. dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at December 31, 2015. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statement of Operations and Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2015.

The proposed merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805—Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820—Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2.	Preliminary Purchase Consideration

Pursuant to the terms of the amended merger agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed merger will be converted into validly issued, fully paid and non-assessable Westport common shares as follows:

•	In the event that the NASDAQ volume weighted average price of Westport common shares during a specified measuring period (“VWAP”) is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process.

•	In the event that Westport’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process.

•	In the event that Westport’s VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places.

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger.

The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to the shares of either Westport common shares or Fuel Systems common stock with a record date prior to completion of the merger as well in the event of certain other dilutive issuances by Westport. The exchange ratio used for preparation of the Pro Forma Financial Information was 2.1861 which was based upon the closing sale price on NASDAQ of Westport common shares on April 8, 2016 of $2.31, assuming that such sale price was the volume weighted average share price. For additional sensitivity analysis see Note 8. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflects the preliminary purchase price for the proposed merger using Westport’s share price on the date of April 8, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of April 8, 2016	18,094,043	2(iv)
Fuel Systems Restricted Stock Units (“RSU’s”)	160,882	2(i)
Fuel Systems Options	—	2(ii)

Total number of Fuel Systems common shares and RSUs outstanding as of close	18,254,925
Exchange ratio pursuant to the amended merger agreement	2.1861
Number of Westport common shares and RSUs to be issued to Fuel Systems shareholders	39,907,092
Add: Number of Westport shares outstanding and issued as of close	64,488,362	2(iv)

Estimated number of common shares of the combined company	104,395,454

Westport USD stock price as at April 8, 2016	$2.31
Implied consideration per share paid to Fuel Systems shareholders	$5.05	2(iii)

Total Preliminary Purchase Consideration	$92,185

i.	A total of 374,340 restricted stock units will be assumed by Westport and are subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 374,340 restricted stock units, 160,882 are attributed to pre-combination services and will convert at the exchange ratio of 2.1861 pursuant to the amended merger agreement. The pre-combination restricted stock units are measured at fair value.
ii.	Represents the estimated number of Fuel System options that are “in-the money” as at April 8, 2016. Fuel Systems stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the merger agreement, options that are out of the money immediately prior to the Merger shall automatically be canceled and forfeited for no consideration without any further action, and all rights with respect to such options shall terminate. As of April 8, 2016 all options are out of the money and are not expected to impact the pro-rata ownership of Westport and Fuel Systems upon consummation of the Merger.
iii.	The preliminary purchase price assumes a per share market value of Westport common shares of $2.31, which was the last reported sale price of the Westport common shares on the NASDAQ on April 8, 2016. The preliminary purchase price is subject to change based on fluctuations in Westport’s stock price and changes in the exchange ratio based on the VWAP of Westport common shares during the specified measurement period. Additional sensitivity is performed in Note 8.
iv.	Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of December 31, 2015	18,094,043
Common shares issued between January 1, 2016 and close	—

Common shares outstanding as of close	18,094,043

Westport common shares of close are reconciled as follows:

Common shares outstanding as of December 31, 2015	64,380,819
Common shares issued between January 1, 2016 and close	107,543

Common shares outstanding as of close	64,488,362

3.	Preliminary Purchase Price Allocation

Assuming an acquisition date of December 31, 2015, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed merger:

Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	December 31, 2015 Estimated Fair Values (in thousands)	Note Reference
Cash and cash equivalents	$60,162	(i)
Short-term investments	1,000	(i)
Accounts receivable	44,524	(i)
Related Party Receivable	316	(i)
Inventories	62,717	(ii)
Deferred income tax assets	4,552
Other Assets	16,905	(i)
Property, plant and equipment	35,583	(iii)
Intangible assets	2,680	(iv)

Total Assets acquired	228,439

Accounts payable and accrued liabilities	49,647	(i)
Related Party Payables	2,525	(i)
Assumed Liabilities	6,466	(vi)
Deferred revenue	10,700	(v)
Deferred income tax liabilities	751
Long-term debt	9
Warranty liability	5,317	(v)
Other long-term liabilities	5,403	(i)

Total Liabilities Assumed	80,818

Net Assets acquired	147,621

Bargain Purchase	55,436

Estimated Preliminary Purchase Price	$92,185

(i)	The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related, party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.
(ii)	A fair value estimate of $62.7 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iii)	A fair value estimate of $35.6 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimate of fair value and the remaining useful lives of the property, plant and equipment could vary initially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.
(iv)	A fair value estimate of $2.7 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimate of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.
(v)	Warranty liabilities of approximately $5.3 million and deferred revenue of $10.7 million on the historical financial information approximates the fair value of these financial obligations.
(vi)	The $6.5 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the merger, and $5.4 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to December 31, 2015 to complete the merger.

4.	Financing

(a)	On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group (“Cartesian”) to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for such funds provided to Westport, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the Long-term Royalty Payable). The carrying value is being accreted to the expected redemption value using the effective interest method.

(b)	Westport will receive another $17.5 million in debt financing (the “Tranche 2 Notes”) contingent upon the completion of the merger with Fuel Systems’ and other conditions as stipulated in the agreement. The Tranche 2 Notes bear interest at 9% and have a 5 year term. Under the original financing agreement, the Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. On March 6, 2016, Westport signed an amended agreement with Cartesian. The amended agreement changed the valuation price from $2.31 to an amount to be determined and within a range that will be no less than $2.00 but no greater than $2.31. The final valuation price would provide the same percentage of fully diluted ownership in the common shares of Westport as Cartesian would have been entitled to prior to the merger agreement amendment.

(c)	On April 20, 2016, Westport announced that it had sold a derivative economic interest (the “Derivative”) in its Hong Kong subsidiary, Westport (Hong Kong) Limited (“Westport HK”), to Cartesian in satisfaction of the asset sale contemplated in the financing agreement described in paragraph (a) above for an upfront payment of $6.3 million plus a potential future payment to be determined by Cartesian’s return on investment in respect of such derivative economic interest (the “Asset Sale”). The Derivative provides Cartesian with an economic interest in the certain Chinese joint venture in which Westport HK holds a 35% equity interest (the “PRC Joint Venture”) equivalent to an 18.78% equity ownership interest, with Westport, indirectly, retaining a 16.22% economic interest in the PRC Joint Venture. In addition, Westport granted Cartesian a call option in respect of all of the outstanding shares of Westport HK that may be exercised after April 19, 2017, the first anniversary of the Asset Sale, and, prior to the exercise of the call option, certain rights with respect to the management and operation of Westport HK and the PRC Joint Venture. Prior to the exercise of the call option, Westport retains the rights to the anticipated income and dividends from Westport HK, subject to certain conditions as stipulated in the agreement. The Pro Forma Financial Information included in this supplement does not give effect to the Asset Sale.

5.	Notes to Pro Forma Balance Sheet Adjustments

The following summarizes the adjustments included in the “Pro Forma Adjustments” column in the accompanying Pro Forma Balance Sheet as of December 31, 2015:

(a)	Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)	Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(c)	Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(d)	Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(e)	Represents $3.4 million of estimated transaction costs expected to be incurred by Westport subsequent to December 31, 2015 to complete the merger and $6.5 million of the assumed liabilities as described under note 3(vi) of the “—Preliminary Purchase Price Allocation” section above.

(in thousands)
Accrual for Westport merger related transaction fees	$3,400
Accrual for Fuel Systems merger related transaction fees and assumed liabilities	6,466

Net pro forma adjustment to assumed liabilities	$9,866

(f)	Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$92,185
Elimination of Fuel Systems’ historical common stock	(20)

Net pro forma adjustment to common stock	$92,165

(g)	Reflects the elimination of Fuel Systems’ shares held in treasury of $20.7 million upon consummation of the Merger.

(h)	Reflects the elimination of Fuel Systems’ additional paid-in capital of $322.1 million upon consummation of the Merger.

(i)	Reflects adjustments to Westport and Fuel Systems’ combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems’ historical accumulated deficit	$101,286
Add back portion of Fuel Systems’ historical accumulated deficit that relates to non-controlling interests	—
Accumulated deficit adjustment related to Westport merger related transaction fees (see footnote 5(e))	(3,400)
Bargain Purchase (see footnote 3)	55,436

Net pro forma adjustment to common stock	$153,322

(j)	Reflects the elimination of Fuel Systems’ historical accumulated other comprehensive loss of $46.0 million upon consummation of the merger.

(k)	Reflects $17.5 million in Tranche 1 Financing and $17.5 million of Tranche 2 Notes contingent upon the completion of the merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6.	Notes to the Pro Forma Statement of Operations and Loss

Adjustments included in the Pro forma Adjustments column are described as follows:

a)	In accordance with SEC Regulation S-X, the bargain purchase of $55.4 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

b)	The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP. Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities. The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)	Represents the elimination of $10.8 million of Westport and Fuel System transaction costs incurred during the year ended December 31, 2015. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)	Represents the estimated interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes. See Note 4(a) for a further discussion.

The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 23% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and, or future product sales are higher than the minimum fixed payments stipulated in the agreement.

The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.

7.	Earnings per Share (“EPS”)

The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the year ended December 31, 2015. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.1861.

The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 103,010,580 (excluding restricted stock units related to the pre-combination period). See the “—Preliminary Purchase Consideration” section above for additional information.

Following the consummation of the merger, Westport shareholders are expected to hold 62.0% of the shares of the combined company and Fuel systems is expected to hold 38.0% of the shares of the combined company.

	December 31, 2015
	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)
Westport Historical	64,110	$(1.53)
Fuel Systems Historical	18,486	(2.55)
Westport Historical	64,110
Add: Westport shares issued to acquire Fuel Systems (1)	38,521

Pro Forma Combined Westport/Fuel Systems	103,665	$(1.30)

Pro Forma Combined Westport/Fuel Systems and financing	103,665	$(1.34)

(1)	Excludes restricted stock units which are not converted at the acquisition date.
(2)	The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8.	Sensitivity analysis for purchase consideration

The amended merger agreement includes a mechanism which provides the following scenarios:

•	In the event that the NASDAQ VWAP of Westport common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per share of Fuel Systems stock on closing of the Merger and through the exchange process (“Scenario C”).

•	In the event that Westport’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive 3.0793 Westport common shares per share of Fuel Systems stock on closing of the merger and through the exchange process (“Scenario B”).

•	In the event that Westport’s VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders will receive a number of Westport common shares per share of Fuel Systems stock equal to the quotient by dividing $5.05 by the Westport VWAP, rounded to four decimal places (“Scenario A”).

The specified measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date of the merger.

Scenario A based on a VWAP of $2.31 is used throughout these pro formas to calculate preliminary purchase consideration of $92.2 million. The following table provides sensitivity analysis of preliminary purchase consideration, bargain purchase, and estimated percentage ownerships for the three scenarios.

			Estimated Percentage Ownership (3)
Scenario	Preliminary Purchase Consideration	Bargain Purchase	Westport	Fuel Systems
A	$92,185	$55,436	62.0%	38.0%
B (1)	$92,188	$55,433	53.6%	46.4%
C (2)	$92,109	$55,512	62.6%	37.4%

(1)	Assumes a VWAP of $1.64, a share exchange ratio of 3.0793, and a closing Westport common share price of $1.64.
(2)	Assumes a VWAP of $2.37, a share exchange ratio of 2.129, and a closing Westport common share price of $2.37.
(3)	Estimated percentage ownerships are calculated on a non-dilutive basis and do not contemplate the conversion of the Cartesian Tranche 2 Notes, or the conversion of restricted share units and performance share units.

9.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Condensed Consolidated Balance Sheets

As at December 31, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical balance sheet to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$60,162	$—		$60,162
Short-term investments	1,000	—		1,000
Accounts receivable	44,524	—		44,524
Inventories	62,717	—		62,717
Current portion of deferred income tax assets	—	—		—
Related party receivable	316	—		316
Other Assets	15,523	—		15,523

	184,242	—		184,242
Other assets	1,382	—		1,382
Property, plant and equipment	35,583	—		35,583
Intangible assets	2,680	—		2,680
Deferred income tax assets	4,552	—		4,552
Goodwill	—	—		—

	$228,439	$—		$228,439

9.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation (continued):

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical balance sheet to Westport’s historical balance sheet (in thousands).

	Fuel Systems (as reported)	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$34,117	$15,530	9(i)	$49,647
Accrued expenses	26,859	(26,859)	9(i)	—
Income taxes payable	233	(233)	9(i)	—
Current portion of deferred revenue	—	8,444	9(i)	8,444
Current portion of long-term debt	9	—		9
Related party payables	2,525	—		2,525
Current portion of warranty liability	—	3,118	9(i)	3,118

	63,743	—		63,743
Warranty liability	—	2,199	9(ii)	2,199
Long-term debt	—	—		—
Deferred revenue	—	2,256	9(ii)	2,256
Deferred income tax liabilities	751	—		751
Other long-term liabilities	9,858	(4,455)	9(ii)	5,403

	74,352	—		74,352
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	322,144	—		322,144
Accumulated deficit	(101,286)	—		(101,286)
Accumulated other comprehensive income	(46,049)	—		(46,049)

Total Equity	154,087	—		154,087

Total Liabilities and Equity	$228,439	$—		$228,439

(i)	Accrued Expenses includes $3.1 million of accrued warranty, $15.3 million of accounts payable and accrued liabilities, and $8.4 million of deferred revenue, and have been reclassified to conform with Westport’s presentation. $0.2 million of income tax payable has been reclassified to accounts payable and accrued liabilities.
(ii)	Other liabilities include $2.2 million of accrued warranty, and $2.3 million of deferred revenue, and have been reclassified to conform with Westport’s presentation.

10.	Amended Fuel Systems financial statement to conform to Westport’s presentation

Fuel Systems

Unaudited Statement of Operations and Comprehensive Loss For the year ended December 31, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statement of operations to Westport’s historical statement of operations (in thousands).

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$263,397	$(5,462)	10(i)	$257,935
Service and other revenue	—	5,462	10(i)	5,462

	263,397	—		263,397
Cost of revenue and expenses:
Cost of product and parts revenue	204,023	(6,194)	10(ii)	197,829
Research and development	21,223	(2,480)	10(iii)	18,743
General and administrative	—	44,092	10(iv)	44,092
Sales and marketing	—	15,649	10(iv)	15,649
Selling, general and administrative expense	61,862	(61,862)	10(iv)	—
Foreign exchange (gain) loss	—	490	10(vii)	490
Depreciation and amortization	—	10,795	10(ii),(iii),(iv),(v)	10,795
Bank charges, interest and other	—	435	10(viii)	435
Impairments	13,766	—		13,766

	300,874	925		301,799

Loss from operations	(37,477)	(925)		(38,402)

Interest income (expense), net	(21)	21	10(viii),(ix)	—
Other income (expenses), net	(141)	141	10(vi)	—
Interest and other income	—	763	10(vii),(viii),(vi),(ix)	763

Loss before income taxes	(37,639)	—		(37,639)
Income tax expense (recovery)	9,521	—		9,521

Net loss for the period	(47,160)	—		(47,160)

Net loss (income) attributable to non-controlling interest	25	—		25

Net loss attributable to Fuel Systems Solutions, Inc	(47,135)	—		(47,135)

Other comprehensive loss, net of tax except for foreign currency items	(19,647)	—		(19,647)
Comprehensive loss	(66,807)	—		(66,807)

Less: net comprehensive loss attributable to the non-controlling interest	26	—		26

Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(66,781)	$—		$(66,781)

(i)	Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $5.5 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.
(ii)	Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $6.2 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.
(iii)	Fuel Systems includes depreciation and amortization within research and development expenses. $2.5 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.

(iv)	Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $44.1 million has been reclassified to general and administrative expenses and $15.6 million to sales and marketing. General and administrative expenses includes $1.7 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations.
(v)	Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$6,194
Depreciation and amortization reclassification from research and development	2,480
Depreciation and amortization reclassification from sales marketing	388
Depreciation and amortization reclassification from general and administrative	1,733

$10,795

(vi)	Fuel Systems recognized $0.1 million of other expenses, net. To conform with Westport’s historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.
(vii)	Fuel Systems recognized $0.5 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $0.5 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.
(viii)	Fuel Systems recognized $0.4 million of interest (expense), net. To conform with Westport’s historical statement of operations $0.4 million of interest income (expense), net has been reclassified to bank charges, interest and other.
(ix)	Fuel Systems recognized $0.4 million of interest income. To conform with Westport’s historical statement of operations $0.4 million of interest income has been reclassified to interest and other income.

EXPERTS

The consolidated financial statements of Westport as of December 31, 2015, for the years ended December 31, 2015 and 2013 and the adjustments disclosed in note 3 (a) to the comparative information as at and for the year ended December 31, 2014, incorporated by reference in this Prospectus from Westport’s Annual Report on Form 40-F for the year ended December 31, 2015, and the effectiveness of Westport’s internal control over financial reporting, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports dated March 29, 2016, which are incorporated herein by reference, (which reports express an unmodified (unqualified) opinion on the consolidated financial statements and effectiveness of internal control over financial reporting), and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Westport as of December 31, 2014 and for the year ended December 31, 2014 before the effects of the adjustments to retrospectively apply accounting standards adopted in 2015 as discussed in note 3 to the consolidated financial statements, incorporated by reference in this Prospectus from Westport’s Annual Report on Form 40-F for the year ended December 31, 2015, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report dated March 9, 2015 (October 15 as to the change in reportable segments discussed in note 23 to the consolidated financial statements), which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Fuel Systems Solutions, Inc. as of December 31, 2015 and December 31, 2014 and for each of the three years in the period ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2015 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s significant transactions with related parties as discussed in Note 17 to the financial statements and the Company’s change in the manner in which deferred tax assets and liabilities, along with any related valuation allowance, are classified on the balance sheet as discussed in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Westport and Fuel Systems file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Westport and Fuel Systems, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this supplement.

Westport also files reports, statements and other information with the applicable Canadian securities regulatory authorities. Westport’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. The information contained on SEDAR is expressly not incorporated by reference into this supplement.

Westport has filed with the SEC a registration statement on Form F-4 of which the proxy statement/prospectus and this supplement form a part. The registration statement registers the shares of Westport common shares to be issued to Fuel Systems stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Westport and Fuel Systems, respectively. The rules and regulations of the SEC allow Westport and Fuel Systems to omit certain information included in the registration statement from the proxy statement/prospectus and this supplement.

In addition, the SEC allows Westport to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this supplement, except for any information that is superseded by information included directly in this supplement or incorporated by reference subsequent to the date of this supplement as described below.

This supplement incorporates by reference the documents listed below that Westport has previously filed with the SEC. They contain important information about Westport and its financial condition.

Westport SEC Filings

•	Annual Report on Form 40-F for the fiscal year ended December 31, 2015, filed with the SEC on March 29, 2016;

•	Registration Statement on Form F-10, filed with the SEC on July 24, 2015, as amended by Form F-10/A filed with the SEC on August 6, 2015; and

•	Current Reports on Form 6-K filed with the SEC on January 12, 2016 regarding the Cartesian Financing Agreement and on March 18, 2016 regarding the appointment of Rodney Nunn to the Westport Board of Directors.

In addition, Westport incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this supplement and before the date of the Fuel Systems special meeting. Those documents are considered to be a part of this supplement, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address indicated above, or from Westport or Fuel Systems, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

Westport Innovations Inc.	Fuel Systems Solutions, Inc.
Suite 101 – 1750 West 75th Avenue	780 Third Avenue
Vancouver, British Columbia V6P 6G2	New York, NY 10017
Attention: Investor Relations	Attention: Secretary
(604) 718-2046	(212) 502-7170

These documents are available from Westport or Fuel Systems, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which the proxy statement/prospectus and this supplement form a part. You can also find information about Westport and Fuel Systems at their Internet websites at www.westport.com and www.fuelsystemsolutions.com, respectively. Information contained on these websites does not constitute part of the proxy statement/prospectus or this supplement.

If you are a stockholder of Fuel Systems, you may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Laurel Hill Advisory Group, Fuel Systems’ proxy solicitor, at the following address and telephone numbers:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (888) 742-1305

If you are a stockholder of Fuel Systems and would like to request documents, please do so seven business days prior to the Fuel Systems special meeting to receive them before Fuel Systems’ special meeting. If you request any documents from Westport or Fuel Systems, Westport or Fuel Systems will mail them to you by first class mail, or another equally prompt means, within one business day after Westport or Fuel Systems, as the case may be, receives your request.

This document is a prospectus of Westport and is a proxy statement of Fuel Systems for the Fuel Systems special meeting. Neither Westport nor Fuel Systems has authorized anyone to give any information or make any representation about the merger or Westport or Fuel Systems that is different from, or in addition to, that contained in the proxy statement/prospectus and this supplement or in any of the materials that Westport or Fuel Systems has incorporated by reference into this supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex I

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of March 6, 2016 (this “Amendment”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and each a “Party”).

WHEREAS, on September 1, 2015, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Agreement pursuant to Section 8.4 of the Agreement in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

1. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement.

2. Section 1.1(a) of the Agreement is hereby amended by adding the following definitions in alphabetical order in such Section 1.1(a):

“Convertible Note” shall have the meaning set forth in the Investment Agreement.

“Investment Agreement” shall mean that certain Investment Agreement, dated as of January 11, 2016, as amended by that certain Amending Agreement, effective as of March 6, 2016, by and between Parent and Pangaea Two Management, L.P.

“Westport Closing VWAP” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the ten (10) consecutive trading days ending on and including the trading day five (5) Business Days prior to the anticipated Closing Date, as reported by Bloomberg.

3. Section 3.1(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive a number of common shares of Parent (the “Parent Common Shares”) as follows (subject to adjustment as provided in Section 3.2) (the “Merger Consideration”) :

(i) in the event that the Westport Closing VWAP is equal to or less than $1.64, 3.0793 Parent Common Shares;

(ii) in the event that the Westport Closing VWAP is greater than $1.64 and less than $2.37, a number of Parent Common Shares equal to the quotient obtained by dividing $5.05 by the Westport Closing VWAP, rounded to four decimal places;

(iii) in the event that the Westport Closing VWAP is equal to or greater than $2.37, 2.129 Parent Common Shares (such number of Parent Common Shares per share of Company Common Stock determined pursuant to clause (i), (ii) or (iii), as the case may be, the “Exchange Ratio”);

All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).”

4. Schedule 3.2 of the Agreement is hereby amended by adding the following as the penultimate sentence of the first paragraph thereof: “For the avoidance of doubt, the number of Note Shares (as defined in the Investment Agreement) issuable upon conversion of the Convertible Note shall be taken into account for purposes of determining whether the 16,000,000 figure in this Schedule 3.2 has been exceeded.”

5. Section 5.20 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.20 Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) if required by the TSX to meet the Parent’s obligations under Section 3.4, the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and, if applicable, (ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.”

6. Section 6.17 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 6.17 Post-Closing Directors and Officers.

(a) Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) four members of the Parent Board (other than Peter Yu) to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board effective upon the Closing (the “Resigning Parent Directors”), (iii) the appointment, effective upon the Closing, of the three individuals set forth on Exhibit C attached hereto (or such replacement person appointed pursuant to Section 6.17(c), the “Continuing Company Directors”) to fill three of the vacancies on the Parent Board resulting from such resignations; provided, in the event that one or more of the Continuing Company Directors fails to accept such appointment to the Parent Board, then an equal number of Resigning Parent Directors (the identities of which shall be determined in the Parent Board’s sole discretion) shall remain on the Parent Board until such time as one or more replacement Company Continuing Directors, as the case may be, is appointed pursuant to Section 6.17(c), (iv) each committee of the Parent Board to include such number of Company Designated Directors (as defined below) as determined by Parent after taking into account each such Company Designated Director’s relevant experience and expertise, and (v) to effect the agreements and provisions set forth on Schedule 6.17 hereto.

(b) As promptly as practicable following the date hereof, and in any event within seventy-five days of the date hereof, the Continuing Company Directors shall designate one individual who is a citizen of Canada and who is an “Independent Director” as determined in accordance with NASDAQ Listing Rule 5605 and Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators (the “Independent Director Designee” and together with the Continuing Company Directors, the “Company Designated Directors”), whose nomination for the Parent Board shall be subject to the approval of the Nominating and Corporate Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. As promptly as practicable following such approval and the Closing, Parent shall take all necessary actions to cause one member of the Parent Board (other than Peter Yu and the Continuing Company Directors) to be determined in Parent’s sole discretion to resign from the Parent Board and to cause the appointment of the Independent Director Designee. Prior to the appointment of the Independent Director Designee, all actions of the Parent Board shall require the affirmative vote of a majority of the Parent Board, including at least one Continuing Company Director. For the avoidance of doubt, all actions taken or omitted to be taken by the Continuing Company Directors shall be in accordance with such Continuing Company Directors’ fiduciary and statutory duties and responsibilities defined by law, the Charter of the Board of Directors of Parent (the “Parent Board Charter”) and the Parent Position Descriptions applicable to Individual Directors.

(c) From and after the Closing until the 2019 annual meeting of shareholders of Parent, the Parent Board shall take all necessary actions to (A) fix the size of the Parent Board at nine and (B) nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Company Designated Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Company Designated Director shall be subject to re-nomination at the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent in accordance with this Section 6.17(c) in the event such Company Designated Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such

Company Designated Director’s re-nomination (for that portion of the fiscal year for which such Company Designated Director was a director of Parent) or (ii) to attend in person or by phone at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such re-nomination (not taking into account any meetings called during any period in which such Company Designated Director was not a director of Parent). Until the 2017 annual meeting of shareholders of Parent, in the event of the death, resignation or removal for cause of a Company Designated Director, or if a Company Continuing Director set forth on Exhibit C hereto fails to serve as a Company Continuing Director, the remaining Company Continuing Directors, in consultation with the Parent Board, shall appoint a replacement Company Designated Director to fill the vacancy created by such death, resignation, removal or failure to serve, subject to the approval of the Nominating and Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. The Company Designated Directors and the Board Observer shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Company Designated Director or the Board Observer in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

(d) From and after the Closing, the Parent Board shall take all necessary actions to appoint the individuals listed on Schedule 6.17 to their respective positions listed thereon and shall otherwise comply with the provisions of Schedule 6.17. Such individuals shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any such individual in seeking the enforcement of the rights and obligations provided for in this Section 6.17.”

7. Section 7.3 of the Agreement is hereby amended by adding the following new clause (e) thereto:

“(e) Issuance of Convertible Note. The Convertible Note Closing (as defined in the Investment Agreement) shall have occurred concurrently with the Closing.”

8. Section 8.1(b)(i) of the Agreement is hereby amended by replacing the reference to “April 30, 2016” with “June 30, 2016”.

9. Sections 6.2(a) and (b) of the Parent Disclosure Letter each is hereby amended to remove item 3 therefrom and to add the items set forth on Schedule I hereto in numerical order thereon. Section 5.9 of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the item set forth on Schedule I hereto. Section 5.3(a) of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the following: “The issuance of the Convertible Note on the Closing Date.”

10. Section 8.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent pursuant to Section 8.1(d)(ii) or by Parent or the Company pursuant to Section 8.1(b)(iii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.”

11. Section 8.3(b) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.”

12. Section 8.3(c) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or (B) prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), by Parent pursuant to Section 8.1(d)(ii)(A) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company, then, following such termination, the Company shall pay to Parent the reasonable and documented Expenses of Parent within two (2) Business Days after receipt of documentation supporting such Expenses of Parent, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(a). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal” for all purposes under this Section 8.3(c)), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.3(a).

Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in Section 8.3(a) and this Section 8.3(c), as applicable, shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii).”

13. Section 8.3(d) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii) or (B) prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then, following such termination, Parent shall pay to the Company the reasonable and documented Expenses of the Company within two (2) Business Days after receipt of documentation supporting such Expenses of the Company, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(b). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal, then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal, unless the Termination Fee has already been paid to the Company pursuant to Section 8.3(b).”

The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in Section 8.3(b) and this Section 8.3(d), as applicable, shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.

14. Section 8.3(e)(ii) of the Agreement is hereby amended and restated in its entirety as follows: “(ii)under no circumstances shall the Company be required to pay the Termination Fee or Expenses on more than one occasion.”

15. Exhibit C of the Agreement is hereby amended and restated in its entirety as follows:

“List of Appointed Directors of Parent

1.	Mariano Costamagna

2.	Troy A. Clarke

3.	Colin S. Johnston”

16. Exhibit D of the Agreement is hereby amended as set forth on Schedule II hereto.

17. Within two (2) Business Days after the date of this Amendment, the Company shall publicly announce that the Company Board (i) has rejected the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) and (ii) has made the Company Recommendation (as defined below).

18. The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 4.4(a) of the Agreement.

“The Company Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement (as amended by this Amendment) and the approval of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5 of the Agreement.”

19. The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 5.4(a) of the Agreement.

“The Parent Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to the Agreement (as amended by this Amendment) and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Parent Recommendation”) and to include such recommendation in the Circular.”

20. (a) Each Party, each on its and on behalf of its controlling persons, associates, Affiliates and Subsidiaries and each and all of its respective past or present, direct or indirect, officers, directors, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, legal representatives, predecessors, successors or assigns (collectively, the “Releasing Persons”), shall and shall be deemed to have completely, fully, finally and forever compromised, settled, released, discharged, extinguished, relinquished, and dismissed with prejudice any claims, demands, rights, actions, causes of action, potential actions, liabilities, damages, diminutions in value, debts, losses, obligations, judgments, interest, penalties, fines, sanctions, fees, duties, suits, costs, expenses, matters, controversies, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, including known claims and Unknown Claims (defined below), whether individual, direct, class, derivative, representative, legal, equitable or of any other type or asserted in any other capacity, that have been or could have been, asserted in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal, state, foreign, statutory or common law, including the federal or state securities, antitrust, and disclosure laws or any claims that could be asserted derivatively), by or on behalf of such Party or any of its Releasing Persons, against any of the other Parties or any of their respective controlling persons, associates, Affiliates or Subsidiaries and each and all of their respective past or present, direct or indirect, officers, directors, stockholders, shareholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, investment funds, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors or assigns (the “Released Persons”), which the Releasing Persons ever had, now have, or may have in the future by reason of, arising out of, relating to, or in connection with any breach or alleged breach of the Agreement by or on behalf of any of the Released Persons by reason of, arising out of, relating to, or in connection with any acts, events, facts, circumstances, matters, transactions, occurrences or non-occurrences, statements or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the Agreement, this Amendment or the Merger, any term, condition or circumstance of the Merger or the events that preceded this Amendment, or disclosures made in connection with the Agreement, this Amendment or the Merger, prior to the date of this Amendment (including any alleged misstatements or omissions or the adequacy and completeness of such disclosures) (the “Settled Claims”); provided, however, that the Settled Claims shall not include (i) any claims to enforce this Amendment and any rights, obligations, privileges or claims that such Party may have under the Agreement, as amended by this Amendment, arising after the date of this Amendment, or (ii) solely in the event that the person that made the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) submits a new proposal offering higher consideration (the “New Proposal”), any claims with respect to the New Proposal.

(b) Each of the Parties, each on its own behalf and on behalf of its Releasing Persons, acknowledges that it may discover facts in addition to or different from those now known or believed to be true by it with respect to the Settled Claims, but that it is the intention of such Party on its own behalf and on behalf of its Releasing Persons, to completely, fully, finally, and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Each of the Parties, on its own behalf and on behalf of its Releasing Persons, acknowledges that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of this Amendment and the releases set forth in this Section 20 and was relied upon by each and all of the Released Persons in entering into this Amendment. “Unknown Claims” means any claim that a Party or any of its Releasing Persons does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Persons, including without limitation those which, if known, might have affected the decision to enter into this Amendment.

(c) The releases set forth in this Section 20 are intended to extinguish all Settled Claims and, consistent with such intention, the Releasing Persons shall waive and relinquish, to the fullest extent permitted by Law, the provisions, rights, and benefits of any state, federal or foreign law or principle of common law, that may have the effect of limiting the releases set forth in Sections 20(a) and 20(b).

21. The Parties acknowledge and agree that, in the event of and following the consummation of the Merger, no assets or equity interests of Fuel Systems Solutions, Inc. or any of its subsidiaries shall be subject to any security interest granted pursuant to or securing obligations under the Investment Agreement.

22. All other sections, paragraphs, provisions, and clauses in the Agreement not expressly modified above remain in full force and effect as originally written.

23. Section 9.9 (Counterparts) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

24. Section 9.10 (Governing Law) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

20. This Amendment and the Agreement (including the exhibits, annexes and appendices thereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David Demers
	Name:	David Demers
	Title:	Chief Executive Officer

WHITEHORSE MERGER SUB INC.

By:	/s/ David Demers
	Name:	David Demers
	Title:	Chief Executive Officer

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Pietro Bersani
	Name:	Pietro Bersani
	Title:	Chief Financial Officer

[Signature Page to Amendment to Agreement and Plan of Merger]

Annex II

March 6, 2016

The Board of Directors

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, NY 10017

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Whitehorse Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Westport Innovations Inc., an Alberta corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger and Amendment No. 1 thereto (the “Agreement”), by and among the Company, the Acquiror and Merger Sub, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive that number of shares (the “Exchange Ratio”) of the Acquiror’s common stock (the “Acquiror Common Stock”) equal to (A) in the event that the Westport Closing VWAP is equal to or less than $1.64, 3.0793, (B) in the event that the Westport Closing VWAP is greater than $1.64 and less than $2.37, the quotient obtained by dividing $5.05 by the Westport Closing VWAP, rounded to four decimal places, or (C) in the event that the Westport Closing VWAP is equal to or greater than $2.37, 2.129. “Westport Closing VWAP” shall mean the volume weighted average price of Acquiror Common Stock on NASDAQ for the ten (10) consecutive trading days ending on and including the trading day five (5) Business Days prior to the anticipated Closing Date (as defined in the Agreement), as reported by Bloomberg.

In connection with preparing our opinion, we have (i) reviewed a draft dated March 4, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock

and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by each of the managements of (a) the Company and (b) the Acquiror, as adjusted by the management of the Company, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We have assumed, at your direction, that the Acquiror will have received, on our prior to the consummation of the Merger, $51.3 million in financing from Cartesian Capital. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor in connection with the Company’s strategic planning and evaluation of defensive strategies concluding in December 2014. In addition, we and our affiliates hold, on a proprietary basis, approximately 0.15% of the outstanding capital stock of the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Annex III

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-32999

FUEL SYSTEMS SOLUTIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-3960974
(State or Other Jurisdiction Of Incorporation or Organization)	(I.R.S. Employer Identification No.)

780 Third Avenue, 25th Floor, New York, New York 10017

(Address of Principal Executive Offices, Including Zip Code)

(646) 502-7170

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value per share (including attached Stock Purchase Rights)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No   ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐    Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2015, was approximately $108.5 million based upon the closing sale price of the registrant’s common stock of $7.48 on June 30, 2015, as reported on the Nasdaq Stock Market.

As of March 7, 2016, the registrant had 18,094,043 shares of common stock, $0.001 par value per share, outstanding.

FUEL SYSTEMS SOLUTIONS, INC.

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this Form 10-K. These statements are not historical facts, but instead involve known and unknown risks, uncertainties and other factors that may cause our or our company’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements. Statements in this Form 10-K that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Words such as: “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” “continue,” “seeks,” “on-going” or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position and our business outlook, or state other “forward-looking” information based on currently available information. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks and uncertainties and certain other factors which may impact our continuing business financial condition or results of operations, or which may cause actual results to differ from such forward-looking statements, include, but are not limited to, the unpredictable nature of the developing alternative fuel US automotive market, customer dissatisfaction with our products or services, the inability to deliver our products on schedule, a further slowing of economic activity, our ability to maintain customer program relationships, our ability to achieve the anticipated benefits in connection with our cost-cutting initiatives and restructuring plan, potential changes in tax policies and government incentives and their effect on the economic benefits of our products to consumers, the continued weakness in financial and credit markets of certain countries, the growth of non-gaseous alternative fuel products and other new technologies, the price differential between alternative gaseous fuels and gasoline, and the repeal or implementation of government regulations relating to reducing vehicle emissions, economic uncertainties caused by political instability in certain of the markets we do business in, the impact of the Argentinean debt crisis on our business, our ability to realign costs with current market conditions, the risks associated with the anticipated merger with Westport Innovations Inc. including that we will be subject to various uncertainties and contractual restrictions while the merger is pending and failure to complete the merger could negatively affect our stock price and future business and financial results, as well as the risks and uncertainties included in Item 1A, “Risk Factors” of this Form 10-K.  These forward-looking statements are not guarantees of future performance. We cannot assure you that the forward-looking statements in this Form 10-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these forward looking statements. The forward-looking statements made in this Form 10-K relate to events and state our beliefs, intent and our view of future events only as of the date of the filing of this Form 10-K. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

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PART I

Item 1.	Business.

Overview

Fuel Systems Solutions is a leader in providing alternative fuel systems for transportation, industrial, and refueling applications worldwide as well as idle reduction technologies for the heavy duty truck and rail markets. By combining the expertise of industry leading BRC and IMPCO Technologies, Inc. in 2005, as well as further strategic and focused acquisitions, Fuel Systems Solutions represents over 50 years of experience in the industry. We have a global presence and operate in geographies and markets that are underpenetrated and growing, driven by compelling economics, government support, and local demand. Our dedicated and bi-fuel technologies offer our customers a broad range of cost-effective products and applications that we tailor to local specifications. Our technologies enable our customers to:

•	benefit from significantly lower retail fuel prices, capturing the differential between traditional fuels and compressed natural gas (CNG), liquid propane gas (LPG), and other gaseous fuels;
•	contribute to cleaner air and environment as carbon emissions of natural gas are in general lower than gasoline and diesel; and
•	help displace oil and exploit natural gas reserves so as to increase energy independence.

Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. We supply our products and systems to the marketplace through a global distribution network of distributors and dealers in more than 60 countries and through numerous original equipment manufacturers, or OEMs.

We offer an array of components, systems and fully integrated solutions for our customers, including:

•	fuel delivery—pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;
•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;
•	gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic controls;
•	systems integration—systems integration support to integrate the gaseous fuel storage, fuel delivery and /or electronic control components and sub-systems to meet OEM and aftermarket requirements;
•	auxiliary power systems—fully integrated auxiliary power systems for truck and diesel locomotives; and
•	natural gas compressors—natural gas compressors and refueling systems for light and heavy duty refueling applications.

Automobile manufacturers, taxi companies, transit and shuttle bus companies and delivery fleets are among the most active customers for our transportation products. Our largest markets for transportation products are currently, and have historically been, outside the United States. To capture demand in the now emerging United States market for alternative gaseous fuel-powered vehicles and equipment, we have a full suite of automotive capabilities, including U.S. Environmental Protection Agency (“EPA”) certified product lines, a California Air Resources Board (“CARB”) certified product line and in-house OEM systems engineering platform, enhancing our ability to leverage our existing relationship with fleet customers and other manufacturers as they roll out CNG and LPG versions of key fleet vehicles in North America.

Manufacturers of industrial mobile and power generation equipment, stationary engines, and heavy duty trucks and buses are among the most active customers for our industrial products. Our broad product range allows us to provide turnkey EPA and CARB-certified and non-certified engine systems, customer specified fuel systems modules and/or components, as well as auxiliary power units (APUs). The wide availability of gaseous fuels in world markets combined with their lower emissions and cost compared to gasoline and diesel fuels is driving growth in the global alternative fuel industry.

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On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions.

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement.  This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment.

Unless the context otherwise requires, the terms “we,” “us,” “our”, “Fuel Systems” and “the Company” refer to Fuel Systems Solutions, Inc., or Fuel Systems and its subsidiaries. We were incorporated in Delaware in 1985 after having provided automotive and alternative fuel solutions in a variety of organizational structures since 1958. In 2006, we reorganized our business and corporate structure creating Fuel Systems Solutions, Inc. as a holding company. Beginning with the second quarter of 2012, in an effort to more properly align structure and business activities, management reorganized operations into two new operating segments, FSS Industrial and FSS Automotive. Our FSS Industrial operations consist of our industrial mobile and stationary, APU, and the heavy duty commercial transportation operations. Our FSS Automotive operations consist of the company’s passenger and light duty commercial transportation (OEM), automotive aftermarket, and transportation infrastructure operations.

The predecessor to Fuel Systems was IMPCO Technologies, Inc., and all of our filings with the Securities and Exchange Commission (“SEC”) prior to our reorganization are filed under the name of IMPCO Technologies, Inc. Our periodic and current reports, and any amendments to those reports, are available, free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC on our website: www.fuelsystemssolutions.com. The information on our website is not incorporated by reference into this report. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding us at http://www.sec.gov.

Our Industry

Our business is primarily focused on the alternative fuel industry. We believe three independent market factors—economics, energy independence and environmental concerns—are driving the growth of the market for alternative fuel technology. We believe the historic price differential between propane or natural gas and gasoline and diesel results in an economic benefit to end users of alternative fuel technology. In transportation markets, the price of alternative fuels such as natural gas or propane is typically substantially less than the price of gasoline. By converting a liquid fueled internal combustion engine to run on propane or natural gas, customers can capitalize on this fuel price differential. End-users may recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time and fuel usage. In addition to economic benefits of alternative fuels to end-users, some governments have sought to create a demand for alternative fuels in order to reduce their dependence on imported oil and reduce their unfavorable balance of payments by relying on their natural gas reserves. Alternative fuel vehicles that operate on natural gas or propane can lessen the demand for crude oil.

We are directly involved in two markets: automotive and industrial. These markets have seen growth in the use of clean-burning gaseous fuels due to the less harmful emissions effects of gaseous fuels and the cost advantage available in many markets of gaseous fuels over gasoline and diesel fuels.

Automotive

According to the most recent statistics from the World LP Gas Association and International Association for Natural Gas Vehicles, there are over 25 million propane, or LPG, vehicles and approximately 16.7 million natural gas vehicles in use worldwide, either for personal mobility, fleet conveyance, or public transportation. As the world’s vehicle population increases, it is expected that the passenger vehicle fleet growth will occur in developing countries within Asia, North Africa and areas of the Middle East. These regions currently have the lowest ratio of vehicles per one thousand people and are slated to grow rapidly over the next ten years as economic improvements stimulate personal vehicle ownership. In Europe, Asia and Latin America, alternative fuel vehicles operating on propane and natural gas are widely available through OEM and aftermarket distribution channels and have gained important penetration of total vehicles in circulation in many countries.

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In the United States the transportation market for LPG, CNG and other gaseous fuel vehicles has been limited, but recently a market for dedicated and bi-fuel natural gas vehicles has emerged and we believe we are well positioned to take advantage of opportunities as they develop. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”.

Industrial

Engines in equipment such as forklifts, aerial platforms, sweepers, turf equipment, power generators and other industrial equipment have long been workhorses of developed countries and comprise a significant portion of our global business. With developed countries such as the United States, and the countries in Asia and Europe seeking a broader consensus on regulation of emission sources in an attempt to further reduce air pollution, many countries have legislated, and we believe will continue to legislate, emission standards for this type of equipment.

Our industrial brands focus on serving the market with fuel systems, services and emission certified engine packages. With the imposition of new emissions regulations, OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only new regulations but also their customers’ requirements for durability, performance and reliability. We have developed and are currently supplying a series of advanced technology alternative fuel systems to the industrial OEM market under the brand name Spectrum®.

Competitive Advantages

We believe we have developed a technological leadership position in the alternative fuel industry based on our experience in designing, manufacturing and commercializing alternative fuel delivery products and components; our relationships with leading companies in transportation; our knowledge of the power generation and industrial markets; our financial commitment to research and product development; and our proven ability to develop and commercialize new products. We believe our competitive strengths include:

•	strong technological base;
•	strong global distribution and OEM customer relationships;
•	extensive manufacturing experience;
•	established systems integration expertise; and
•	participating in end-markets with growth and served by a global footprint.

Customers and Strategic Relationships

Our customers include some of the world’s largest engine, vehicle and industrial equipment OEMs.

We are working with a number of our customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, we continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel industry to strengthen our global business position.

In 2015, 2014, and 2013, no customers represented more than 10.0% of our consolidated sales. During 2015, 2014, and 2013, sales to our top ten customers accounted for 28.4%, 26.3%, and 34.1% of our consolidated sales, respectively. If our largest customer or several of these key customers were to reduce their orders substantially, we would suffer a decline in sales and profits, and those declines could be substantial.

Products and Services

Our products include gaseous fuel regulators, fuel shut-off valves, fuel metering and delivery systems, complete engine systems, auxiliary power systems and electronic controls for use in internal combustion engines for the transportation, mobile and power generation markets. In addition to these core products, which we manufacture, we also design, assemble and market ancillary components required for complete systems operating on alternative fuels, as well as a complete range of compressors for natural gas refueling applications.

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All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories in North America, TÜV in Europe, and the Environmental Protection Agency and CARB in the United States. The following table describes the features of our products:

Products		Features
Fuel Metering	•	Full range of injectors designed to operate on propane, natural gas or biogas fuels

	•	Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

	•	Designed for high resistance to poor fuel quality

Fuel Regulation	•	Reduces pressure of gaseous and liquid fuels

	•	Vaporizes liquid fuels

	•	Handles a wide range of inlet pressures

Fuel Shut-Off	•	Mechanically or electronically shuts off fuel supply to the regulator and engine

	•	Available for high-pressure vapor natural gas and low-pressure liquid propane

	•	Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	•	Provides closed loop fuel control allowing integration with existing sensors to ensure low emissions

	•	Integrates gaseous fuel systems with existing engine management functions

Engine-Fuel Delivery Systems	•	Turnkey kits for a variety of engine sizes and applications

	•	Customized applications interface based on customer requirements

Fuel Systems	•	Complete vehicle and equipment systems for aftermarket and post-production OEM conversion

	•	Complete engine and vehicle management systems for heavy on-highway vehicles

	•	Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, power generation and industrial applications

Compressors	•	Complete range of compressors for natural gas refueling applications and turnkey refueling stations

Auxiliary Power Systems	•	Range of auxiliary power systems products for truck and rail applications

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We have developed capabilities that we use to develop a broad range of products to satisfy our customers’ needs and applications. These capabilities/applications fall into the following categories:

Capabilities		Applications
Design and Systems Integration	•	Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of our gaseous fuel products

	•	Applications engineering services for whole vehicle/machine integration outside of our products

	•	Full three dimensional design modeling and component rapid prototyping services

Certification	•

Certification of component products and systems in line with the requirements of California Air Resources Board and Environmental Protection Agency for off- highway engines as well as European ECE-ONU certifications

	•	Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	•	Component endurance testing

	•	Component thermal and flow performance cycling

	•	Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	•	Pre-assembled modules for direct delivery to customers’ production lines

	•	Sourcing and integrating second and third tier supplier components

Final Assembly & Test	•	Full vehicle final up-fit assembly and test operating as an extension of the OEM production line/process

Training and Technical Service	•	Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

	•	Training services through sponsored programs at approved colleges, at our facilities worldwide and on-site at customer facilities

Service Parts and Warranty Support	•	Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures

Sales and Distribution

We sell products through a worldwide network encompassing distributors and dealers in more than 60 countries and through a sales force that develops sales with distributors, OEMs and large end-users. Our operations focus on OEM and aftermarket distributors in the transportation, mobile and power generation markets. Of these markets, we believe that the greatest potential for growth is in the Asia, North and South America and Middle East regions in sales to transportation OEMs and aftermarket distributors and installers and in North America in sales to industrial OEMs and the related aftermarket.

During the years 2015, 2014, and 2013, sales to distributors accounted for 78.4%, 77.5%, and 71.6%, respectively, of our revenue, and sales to OEM customers accounted for 21.6%, 22.5%, and 28.4%, respectively, of our revenue.

Distributors generally service the aftermarket business for the conversion of liquid fueled engines to gaseous fuels. Many distributors have been our customers for more than 20 years.

Information regarding revenue, income and assets of each of our two business segments, FSS Industrial operations and FSS Automotive operations, and our revenue and assets by geographic area is included in Note 19 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K as well as in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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Manufacturing

We manufacture and assemble a majority of our products at our facilities in Santa Ana, California, Union City, Indiana, Kitchener, Canada, Beccar, Argentina and Cherasco, Italy and to a lesser extent at some of our other international facilities. Current manufacturing operations consist primarily of mechanical component assembly and testing, forging and light machining, electronic PCB assembly and testing and system up-fitting. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops.

Machined die cast aluminum parts and supplier engineered parts represent the major components of our cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. We use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. Our manufacturing facilities in California, Canada, and Argentina are ISO-9001 certified, while the facilities in Italy are ISO/TS-16949 and ISO-9001 certified.

Research and Development

Our research and development programs provide the technical capabilities that are required for the development of systems and products that support the use of gaseous fuels in internal combustion engines. Our research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines. Over the past few years, we expanded our research and development facility in Italy and in the U.S. to continue to serve our customers with new products and capabilities. Our research and development expenditures were approximately $21.2 million, $26.2 million, and $27.5 million, in 2015, 2014, and 2013, respectively.

Competition

Our key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Westport Innovations Inc. located in Canada; Enovation Controls LLC and Woodward, Inc. located in North America; Landi Group and O.M.T. Tartarini, S.r.L. located in Italy; and Nikki Company Ltd. located in Japan. These companies, together with us, account for a majority of the world market for alternative fuel products and services. In the future, we may face competition from traditional automotive component suppliers, such as the Bosch Group, Delphi Corporation, Siemens VDO Automotive AG, and Visteon Corporation, and from motor vehicle OEMs that develop fuel systems internally. Industry participants compete on price, product performance and customer support.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of our products in the United States, receive certification from CARB to sell certain products in California and other states, and meet European standards for emission regulations in Europe. Each car, truck, van or engine sold in each of these markets must be certified before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. We have also obtained international emissions compliance certification in Europe, Thailand and India. We strive to meet stringent industry standards set by various regulatory bodies. Approvals enhance the acceptability of our products in the worldwide marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Employees

As of December 31, 2015, we employed approximately 1,300 persons. Of these employees, approximately 300 were employed in our FSS Industrial operations, of which approximately 170 are non-US employees, and approximately 1,000 were employed in our FSS Automotive operations, of which approximately 900 are foreign employees. Employees in Italy, the Netherlands and Argentina are represented by a collective bargaining agreement. Personnel employed by our foreign subsidiaries are often subject to national labor contracts. We consider our relations with our current employees and unions to be good.

Intellectual Property

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have numerous patents registered in countries located in North America, Europe, and Asia. We do not expect the expiration of our patents to have a material effect on our revenue.

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We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. We believe that our intellectual property protected by copyright and trademark protection is less significant than our intellectual property protected by patents.

Item 1A.	Risk Factors.

Risks Related to the Merger

The Company will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect its financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on the Company. These uncertainties may impair the Company’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with the Company to seek to change existing business relationships with the Company. Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the Company’s financial results.

In addition, the merger agreement restricts the Company from making certain acquisitions and dispositions and taking other specified actions while the merger is pending without Westport Innovations Inc.’s (“Westport”) consent. These restrictions may prevent the Company from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively affect the Company’s stock price, its future business and financial results.

If the merger is not completed, the Company’s ongoing businesses may be adversely affected and the Company will be subject to several risks and consequences, including the following:

•	under the merger agreement, the Company may be required, under certain circumstances, to pay Westport a termination fee of USD $5.5 million as well as reasonable and documented expenses;
•

the Company will be required to pay the costs and expenses it incurred related to the merger, whether or not the merger is completed, such as the fees and expenses of its legal, accounting and financial advisors, including in connection with certain due diligence investigations related thereto. In addition, the fees and expenses related to the printing and filing of the proxy statement/prospectus will be shared by the Company and Westport, other than attorneys’ and accountants’ fees;

•	the Company would not realize the expected benefits of the merger;
•

under the merger agreement, the Company is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•

matters relating to the merger may require substantial commitments of time and resources by the Company’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to the Company as an independent company; and

•

the Company may lose key employees during the period in which the Company and Westport are pursuing the merger, which may adversely affect the Company in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, the Company may experience negative reactions from the financial markets and from its customers and employees. The Company also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against the Company to attempt to force it to perform their respective obligations under the merger agreement.

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Risks Related to our Business

An expansion of OEM offering of gaseous fuel vehicles employing internally developed OEM technology would likely result in a decrease in our revenue and profit margins.

We derive a substantial portion of our revenue from the sale of gaseous fuel systems and components to automobile OEMs. An expansion in the offering of OEM gaseous fuel vehicles employing internally developed OEM technology could reduce demand for our systems and components and would likely have a negative impact on our revenue and profits.

We currently face, and will continue to face, significant competition, which could materially and adversely affect us.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Our competitors in the future may have greater name recognition, larger customer bases, broader global reach and a wider array of product lines, as well as greater financial resources and access to capital than we have. We are also subject to competition from other alternative fuels and alternative fuel technologies, including ethanol, electric and hybrid electric and fuel cells, and we cannot assure you that such technologies will not be favored over gaseous fuel technologies in the future. We also cannot assure you that our competitors will not create new and improved innovative gaseous fuel technologies. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us or to employ competing technologies. Further, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, either alone or in combination, the total potential demand for, and pricing of, our products could be negatively affected and cause us to lose business, which could materially and adversely affect us.

Fluctuation in oil or natural gas prices (including LPG) may result in a decline in the demand for our products and services, which would materially and adversely affect our revenue, operating results and cash flows.

We believe that our sales are favorably impacted by changes in consumer demand prompted by rising oil prices and concern over potential increases in oil prices. Conversely, when oil prices decrease and remain low or continue to decrease, it may result in a decline of the demand for our products and services. In addition, volatility in the price of natural gas may have an equal though opposite impact on the demand for our products and services. The potential decline in the demand for our products and services caused by these price fluctuations could materially and adversely affect our revenue, operating results and cash flows.

We maintain a significant investment in inventory and have made significant investments in the expansion of our operations to meet demand for our product without long-term contracts with customers. A decline in our customers’ purchases would lead to a decline in our revenue and could result in a decrease in our operating results and cash flows.

We do not have long-term contracts with our customers. Generally, our product sales are made on a purchase order basis, which allows our customers to reduce or discontinue their purchases from us. Accordingly, we cannot predict the timing, frequency or size of our future customer orders. Our ability to accurately forecast our sales is further complicated by the continuing global economic and financial uncertainty. Our total inventory at December 31, 2015 was $62.7 million, a decrease of $17.3 million compared to our total inventory at December 31, 2014. If we fail to anticipate the changing needs of our customers and accurately forecast our customer demands, our existing and potential customers may not place orders with us, which would decrease our revenue, and we may accumulate significant inventories of products that we will be unable to sell which may result in a significant decline in the value of our inventory. As a result, our revenue, gross profit and other operating results and cash flows may be materially and adversely affected.

We may continue to make significant investments in our business without any guarantees or long-term commitments from our customers that they will continue to purchase our components and systems with the same timing, frequency and size as we expect. As a result, if there is insufficient demand for our components and systems, we may not recover the costs of any increased investment in our operations, which could have a material, adverse effect on our financial position, liquidity and results of operations.

Reduced consumer or corporate spending due to weakness in the financial markets and uncertainties in the economy, domestically and internationally, may materially and adversely affect our revenue, operating results and cash flows.

We depend on demand from the consumer, OEM, contract manufacturing, industrial, automotive and other markets we serve for the end market applications that use our products and services. All of these markets have been, and may continue to be, affected by the instability in global financial markets. Reductions in consumer or corporate demand for our products and services as a result of uncertain conditions in the macroeconomic environment, such as volatile energy prices, inflation, fluctuations in interest rates, difficulty securing credit, extreme volatility in security prices, diminished liquidity, or other economic factors, may materially and adversely affect our revenue, operating results and cash flows.

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Weak economic conditions, such as those being experienced in Europe and South America, may materially impact our customers and suppliers with which we do business. Economic and financial market conditions that adversely affect our customers may cause them to terminate existing purchase orders, reduce the volume of products they purchase from us in the future or seek price concessions. In connection with the sale of products, we normally do not require collateral as security for customer receivables and do not purchase credit insurance. We may have significant balances owing from customers who operate in cyclical industries or who may not be able to secure sufficient credit in order to honor their obligations to us. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations, liquidity and financial condition.

Adverse economic and financial market conditions may also cause our suppliers to be unable to provide materials and components to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for our amounts owing them or reducing the maximum amount of trade credit available to us. While we have not yet experienced changes of this type, they could have a material adverse effect on our results of operations, liquidity and financial condition. If we are unable to successfully anticipate changing economic and financial markets conditions, we may be unable to effectively plan for, and respond to, those changes, and we could be materially and adversely affected.

Currency exchange rate fluctuations may adversely affect our operating results and cash flows and may have a material adverse effect on our revenue and overall financial results.

Because of our significant operations outside of the United States, we engage in business relationships and transactions that involve many different currencies. Exchange rates between the U.S. dollar and the local currencies in these foreign locations where we do business can vary unpredictably. These variations may have an effect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If the rate of the U.S. dollar depreciates against local currencies, our effective costs for such materials and services would increase, adversely affecting our operating results and cash flows.

For the year ended December 31, 2015, non-U.S. operations accounted for approximately 83.6% of our revenue. Most revenues and expenses of our non-U.S. operations are in local currency. Our financial statements are presented in U.S. dollars, therefore, gains and losses on the conversion of foreign currency denominated expenses into U.S. dollars could cause fluctuations in our operating results, and fluctuating exchange rates could cause significantly reduced revenue and gross margins from non-U.S. dollar-denominated revenue, which could materially and adversely affect our overall financial results.

Also, for the year ended December 31, 2015, Euro and Argentina peso denominated revenues accounted for approximately 55.6% and 10.8%, respectively, of our total revenue; therefore a substantial appreciation in the rate of exchange of the U.S. dollar against the Euro and the Argentina peso could have a significant adverse effect on our financial results.

We currently do not engage in financial hedging against these risks and may not be able to hedge against these risks in the future.

We engage in related party transactions, which result in a conflict of interest involving our management.

We have engaged in the past, and continue to engage, in a significant number of related party transactions, specifically between the Company’s foreign subsidiaries and members of the family of Mariano Costamagna, our Chief Executive Officer, Director and one of our largest stockholders, his brother Pier Antonio Costamagna (one of our former executive officers who retired, effective  February 5, 2014, as General Manager of MTM, S.r.L. (“MTM”), a wholly owned subsidiary of the Company), and companies in which our Chief Executive Officer’s family has controlling or other ownership interests. Our Board of Directors (“Board”), its Audit Committee and its Nominating and Corporate Governance Committee seek to review on an ongoing basis related party transactions as well as identify and evaluate new potential related party transactions to properly account for, disclose and maintain control over these transactions. We cannot assure you that the terms of the transactions with these various related parties are on terms as favorable to us as those that could have been obtained in arm’s-length transactions with third parties, or that the existing policies and procedures are sufficient to identify and completely address all related party transactions and conflicts of interest that may arise. Related party transactions could result in related parties receiving more favorable treatment than an unaffiliated third party would receive, although these parties may provide goods or services that are not readily available elsewhere in some situations. In addition, related party transactions present difficult conflicts of interest, could result in significant and minor disadvantages to our company and may impair investor confidence, which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our company and our stockholders.

12

We face risks associated with marketing, distributing, and servicing our products internationally and could be adversely affected if we are unable to grow our business in developing and emerging markets or as a result of political and economic instability or civil unrest in these markets.

In addition to our operations in the United States, we currently operate in Canada, Italy, the Netherlands, Japan, and Argentina, and market our products and technologies in other international markets, including both industrialized and developing countries. During the years ended December 31, 2015, 2014, and 2013 approximately 30.6%, 27.2%, and 29.7% of our revenue, respectively, was derived from sales to customers located within the United States and Canada. During the years ended December 31, 2015, 2014, and 2013 approximately 69.4%, 72.8%, and 70.3% of our revenue, respectively, was derived from sales to customers located in Asia-Pacific, Europe, and Latin America. Additionally, at December 31, 2015, approximately 83.4% of our employees and 59.2% of our distributors and dealers worldwide were located outside the United States. Political and economic instability or civil unrest in the markets where we operate, including Venezuela, could have a material adverse impact on our sales.

Our combined international operations are subject to various risks common to international activities, such as the following:

•	our ability to maintain good relations with our overseas employees, suppliers, distributors and customers to collect amounts owed from our overseas customers;
•	the possibility that our distributors and agents will continue to sell products into countries subject to United States sanctions notwithstanding our policies prohibiting such sales;
•

expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including, without limitation, the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;
•	potential difficulties in enforcing contractual obligations and intellectual property rights;
•	complying with a wide variety of laws and regulations, including product certification, environmental, and import and export laws;
•	the challenges of operating in disparate geographies and cultures;
•	political and economic instability;
•	adverse tax consequences, including, without limitation, restrictions on our ability to repatriate dividends from our subsidiaries; and
•	Government authorities in some countries that may from time to time use fuel price as an instrument of fiscal policy and taxation that may vary for different types of fuels, including gaseous fuels.

From time to time, we restructure our manufacturing capacity, and we may have difficulty managing these changes.

From time to time, we engage in a number of manufacturing expansion and contraction projects, based on the then-current and forecasted needs of our business. In addition, from time to time, we engage in international restructuring efforts in order to better align our business functions with our international operations and transition to other lower cost locations in continuation of our cost reduction efforts. These efforts can require significant investment by us, and have in the past and could continue to result in increased expenses, inefficiencies and reduced gross margins.

Our management team may have difficulty managing our manufacturing capacity and transition projects or otherwise managing any growth or downsizing in our business that we may experience. Risks associated with right-sizing our manufacturing capacity may include those related to:

•	managing multiple, concurrent capacity expansion or reduction projects;
•	managing the reduction of employee headcount for facilities where we reduce or cease our activities;
•	accurately predicting any increases or decreases in demand for our products and managing our manufacturing capacity appropriately;
•	under-utilized capacity, particularly during the start-up phase of a new manufacturing facility and the effects on our gross margin of under-utilization;
•	managing increased employment costs and scrap rates often associated with periods of growth or contraction;

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•	implementing, integrating and improving operational and financial systems, procedures and controls, including our computer systems;
•	construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems; and
•	cost overruns and charges related to our expansion or contraction of activities.

Our management team may not be effective in restructuring our manufacturing facilities, and our systems, procedures and controls may not be adequate to support such changes in manufacturing capacity. Any inability to manage changes in our manufacturing capacity may harm our profitability and growth.

New technologies may render our existing products obsolete, which could materially and adversely affect us.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position and may materially and adversely affect us. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

The development of our business is dependent on the availability of gaseous fueling infrastructure

Many countries, including the United States, currently have limited or no infrastructure to deliver natural gas and propane to vehicle based consumers. Currently in the United States, alternative fuels such as natural gas cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured for the United States are equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products and services. We cannot assure you that the United States or global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products.

The unpredictable nature of the developing alternative fuel U.S. automotive business may materially and adversely affect our revenue, operating results and cash flows.

Although we believe that we are positioned to compete in the dedicated and bi-fuel natural gas vehicle (NGV) OEM market emerging in the U.S. and our vehicle modification and systems integration capabilities for a variety of alternative fuel applications (including CNG and propane) present us with a unique advantage, the unpredictable nature of the developing alternative fuel U.S. automotive business may materially and adversely affect our revenue, operating results and cash flows as well as the recoverability of our initial investments. Our U.S. automotive business, through acquisitions and additional investments, has the capabilities necessary to be a leader in the U.S. market but we cannot assure you that this market will continue to develop, at what rate it will develop or whether our investments in this market will result in increased sales for us or be profitable.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their intermediaries and agents from making improper payments to foreign officials, including employees of government owned businesses, as well as private organizations, for the purpose of obtaining or retaining business. During the last few years, the United States Department of Justice and the SEC have brought an increasing number of FCPA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries which are viewed as high risk for FCPA compliance. Our Code of Conduct mandates compliance with the FCPA and other similar anti-bribery laws and we have recently instituted training programs for our employees around the world. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-bribery policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact the Company’s business have or may have violated applicable anti-corruption laws, including the FCPA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA compliance policies and training programs, which could have a material impact on our business.

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In any acquisition or joint venture that we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws of the FCPA. In response to increasing FCPA enforcement actions in the United States, we have sought and continue to seek to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts which may have violated the FCPA.

Violations of the FCPA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.

We are subject to governmental certification requirements and other regulations, and more stringent regulations in the future may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States and must obtain other product certification requirements in Europe and other regions. A significant portion of our future revenue will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will meet these standards in the future. We incur significant research and developments costs to ensure that our products comply with emissions standards and meet certification requirements in the countries where our products are sold. Our failure to comply with certification requirements could result in the recall of our products as well as civil and/or criminal penalties.

Any new government regulation that affects our alternative fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase our costs and the price of our systems and adversely affect the effectiveness of the related technologies. As a result, these regulations could materially and adversely affect us.

Our business is directly and significantly affected by regulations relating to reducing vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenue, operating results and cash flows may decrease significantly.

If regulations relating to vehicle emissions are amended in a manner that may allow for more lenient standards, or if the implementation of such currently existing standards is delayed or suspended, the demand for our products and services could diminish, and our revenue, operating results and cash flows could decrease significantly. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed. Accordingly, we rely on stricter emissions regulations, the adoption of which are out of our control and cannot be assured, to stimulate our growth.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may incur additional costs as a result of changes to product, processes or sources of supply as a consequence of these new requirements.

The “conflict mineral” disclosure obligations are complex.  These reports are dependent upon our implemented systems and processes as well as information provided by our suppliers of products that contain, or potentially contain, conflict minerals. To the extent that the information that we receive from our suppliers is inaccurate or inadequate, or if our implemented systems and processes to obtain that information does not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

15

Some of our foreign subsidiaries have done business in countries subject to U.S. sanctions and embargoes.

Some of our foreign subsidiaries in the past have sold fuel delivery systems, related parts and accessories to customers in countries currently subject to sanctions and embargoes imposed by the U.S. government, the E.U., the United Nations, and other countries when we did not believe such sales violated these sanctions or embargoes. We may sell products into countries currently subject to sanctions or embargoes if we believe those sales would not violate the sanctions or embargos and the changing embargo regimes with respect to such countries do not present inappropriate business risks. However, the sanctions are complex and are constantly changing. Changing embargo and sanction regimes can make unlawful activities which were previously lawful. We may decide not to sell into countries because of the risk of changing regimes. We believe we have procedures in place to conduct U.S. and foreign operations without violating U.S., E.U., or other sanctions. However, if we fail to comply with U.S. sanctions, EU sanctions or other sanctions, we could be subject to material fines and penalties and incur damage to our reputation, which may lead to a reduction in the market price of our common stock.

In addition, our foreign subsidiaries’ sales into such countries, even if they did not violate the sanctions and embargos, could reduce demand for our common stock among certain of our investors.

We have intangible assets that may become impaired, which could impact our results of operations.

Approximately $2.7 million, or 1.2%, of our total assets at December 31, 2015 were net intangible assets, including technology, customer relationships and trade name. We amortize the intangible assets, based on our estimate of their remaining useful lives and their values at the time of acquisition. We are required to test the intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts of the intangible assets may not be recoverable. If impairment exists in any of these assets, we are required to write-down the related asset to its estimated recoverable value as of the measurement date. Such impairment write-downs may significantly impact our results of operations and financial position. For the year ended December 31, 2015, we recognized an impairment charge of approximately $2.3 million representing write-off of intangible assets associated with two of our reporting units. For the year ended December 31, 2014, we recognized an impairment charge of approximately $1.7 million representing write-off of intangible assets associated with two of our reporting units.

We may not be able to successfully integrate our previously acquired businesses or any future acquired businesses into our existing worldwide business without substantial expenses, delays or other operational or financial problems.

As a part of our business strategy, we may seek to acquire additional businesses, technologies or products in the future. We cannot assure you that any prior acquisition or any future transaction we complete will result in long-term benefits to us or our stockholders or that our management will be able to integrate or manage the acquired business effectively, efficiently and in a timely manner. We could also incur unanticipated expenses or losses in connection with any acquisition, including as a result of disputes associated with an earn-out right, or future transaction.

Acquisitions entail numerous risks, including difficulties associated with the integration of operations, technologies, products and personnel that, if realized, could harm our operating results. Risks related to potential acquisitions include, but are not limited to:

•	difficulties in combining previously separate businesses into a single unit;
•

inability to overcome differences in foreign business practices, accounting practices, customs and importation regulations, language and other barriers in connection with the acquisition of foreign companies;

•	substantial diversion of management’s time and attention from day-to-day business when evaluating and negotiating such transactions and then integrating an acquired business;
•	discovery, after completion of the acquisition, of liabilities assumed from the acquired business or of assets acquired;
•	costs and delays in implementing, and the potential difficulty in maintaining, uniform standards, controls, procedures and policies, including the integration of different information systems;
•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies; and
•	failure to achieve anticipated benefits, such as cost savings and revenue enhancements.

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The protection of our intellectual property may be costly and ineffective. If we are not able to adequately secure or enforce protection of our intellectual property, then we may not be able to compete effectively and we may not be profitable.

Our future success depends in part on our ability to protect our intellectual property.  We rely primarily on patent and trade secret laws to protect our intellectual property. We currently have numerous patents registered in countries located in North America, Europe, and Asia. We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we cannot be sure that these intellectual property rights provide sufficient protection from competition. Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Third party infringement claims, regardless of their outcome, would not only consume our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.  If a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and have an adverse effect on our operating results.

We depend on a limited number of third party suppliers for key materials and components for our products.

We have established relationships with third party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products effectively, or would significantly increase our production costs, either of which could materially and adversely affect us. In addition, we rely on a limited number of suppliers for certain proprietary die cast parts, electronics, software, catalysts and engines for use in our end products. Approximately 29.1%, 23.0%, and 26.7% of our purchases of raw materials and services during the years ended December 31, 2015, 2014, and 2013, respectively, were supplied by ten entities. During 2015, 2014, and 2013, no suppliers represented more than 10.0% of our purchases of raw materials and services.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s time and attention.

From January 1, 2015 through December 31, 2015, our stock price fluctuated from a low of $3.81 to a high of $11.64. From January 1, 2014 through December 31, 2014, our stock price fluctuated from a low of $8.00 to a high of $14.20. From January 1, 2013 through December 31, 2013, our stock price fluctuated from a low of $12.25 to a high of $21.44. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Any securities litigation could result in substantial costs and could divert the time and attention of our management.

Our actual operating results may differ materially from our guidance.

From time to time, we release guidance in our quarterly earnings releases, quarterly earnings conference calls or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, is based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions and estimates inherent in the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our guidance in making an investment decision in respect of our common stock.

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We may have security breaches of our information technology infrastructure and systems

Our information technology infrastructure and systems may be vulnerable to cyber-terrorism, computer viruses, system failures and other intentional or unintentional interference, negligence, fraud and other unauthorized attempts to access or interfere with these systems and proprietary information. Although we believe we have implemented and maintain reasonable security controls over proprietary information as well as information of our customers, stockholders and employees, a breach of these security controls may have a material adverse effect on our business, financial condition and results of operations and could subject us to significant regulatory actions and fines, litigation, loss, third-party damages and other liabilities.

Item 1B.	Unresolved Staff Comments.

None.

Item 2.	Properties.

Facilities

Our executive offices are located in New York, New York. We currently lease additional manufacturing, research and development and general office facilities, under leases expiring through 2020, in the following locations set forth below:

Location	Principal Uses	Square Footage
FSS Industrial Operations:
Ontario, Canada	Sales, marketing application, development and assembly, manufacturing	110,000
Santa Ana, California	Sales, manufacturing, design, and development	108,000
Delfgauw, Holland	Sales, marketing application, development and assembly	20,000
Calgary, Canada	Sales, marketing application, development and assembly	11,000
FSS Automotive Operations:
Cherasco, Italy	Sales, marketing application, development and assembly, manufacturing	644,000
Beccar, Argentina	Sales, marketing and assembly, manufacturing	129,000
Sterling Heights, Michigan	Sales, marketing application, development and assembly	83,000
Union City, Indiana	Sales, marketing application and assembly	75,000
Changodar (Ahmedabad), India	Sales and assembly	85,000
Cesena, Italy	Sales, marketing application, development and assembly	11,000
Badia, Italy	Sales and assembly	8,000
Total		1,284,000

We also lease nominal amounts of office space in various countries. We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production.

Item 3.	Legal Proceedings.

From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of our business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. We are not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.  We are aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger.  We believe that the claims are without merit and intend to defend the actions vigorously.

Item 4.	Mine Safety Disclosures

Not applicable.

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PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Stock Market under the symbol “FSYS.” As of March 7, 2016, there were approximately 224 holders of record of our common stock. The closing price of our common stock as reported on the Nasdaq Stock Market was $ 5.88.

The high and low per share prices of our common stock as reported on the Nasdaq Stock Market were as follows:

	High	Low
Year Ended December 31, 2015
First Quarter	$11.64	$9.47
Second Quarter	$11.57	$7.20
Third Quarter	$7.73	$4.80
Fourth Quarter	$7.64	$3.81
Year Ended December 31, 2014
First Quarter	$14.20	$10.02
Second Quarter	$11.48	$9.25
Third Quarter	$11.40	$8.70
Fourth Quarter	$11.88	$8.00

The chart below provides a comparison of the cumulative total stockholder return on our common stock with that of a broad equity market index and either a published industry index or a peer group index.

The chart below compares the cumulative total stockholder return on our common stock since December 31, 2011 measured at the end of each fiscal year with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Transportation Index over the same period (assuming the investment of $100 and reinvestment of all dividends).

	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Fuel Systems	$100.00	$88.17	$84.11	$66.34	$29.65
Nasdaq Composite Index	$100.00	$115.91	$160.32	$181.80	$192.21
Nasdaq Transportation Index	$100.00	$104.95	$136.44	$181.99	$153.41

The information contained in the performance graph shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into such filing.

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Dividend Policy

We have not recently declared or paid dividends on our common stock, including during the past three fiscal years, and we currently expect to retain any earnings for reinvestment in our business. Accordingly, we do not expect to pay dividends in the foreseeable future. The timing and amount of any future dividends is determined by our Board of Directors and will depend on our earnings, cash requirements and the financial condition and other factors deemed relevant by our Board of Directors.

Sales of Unregistered Securities

Except as previously reported in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, we have not sold any equity securities during the three years ended December 31, 2015 which were not registered under the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock. The program was expected to continue for up to one year and concluded on November 3, 2015. Purchases under the repurchase program were made from time to time in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. Shares were repurchased at prevailing market prices based on market conditions and other factors.  No shares were repurchased in the three month period ending December 31, 2015.

Total shares repurchased under the above-mentioned approved program in the open market was 2,041,066.

Item 6.	Selected Financial Data.

The following selected financial data with respect to our Consolidated Statements of Income data for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the Consolidated Balance Sheet data as of the end of each such fiscal year are derived from our audited consolidated financial statements. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and Item 7- “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

Amounts in thousands, except per share data.

	Years Ended December 31,
Statements of Operations	2015	2014	2013	2012	2011
Revenue	$263,397	$339,128	$399,841	$393,947	$418,134
Cost of revenue	204,023	264,471	312,703	302,113	321,350
Gross profit	59,374	74,657	87,138	91,834	96,784
Operating expenses
Research and development expense	21,223	26,194	27,540	28,327	28,149
Selling, general and administrative expense	61,862	58,341	55,189	54,747	56,810
Impairments	13,766	44,341	0	22,046	0
Total operating expenses	96,851	128,876	82,729	105,120	84,959
Operating (loss) income	(37,477)	(54,219)	4,409	(13,286)	11,825
Net (loss) income attributable to Fuel Systems	$(47,135)	$(53,416)	$(460)	$(15,632)	$5,168
Net (loss) income attributable to Fuel Systems per common share	$(2.55)	$(2.66)	$(0.02)	$(0.78)	$0.26

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	As of December 31,
Balance Sheets	2015	2014	2013	2012	2011
Cash and cash equivalents	$60,162	$85,180	$80,961	$75,675	$96,740
Total current assets (1)	184,242	245,112	279,913	274,942	292,773
Total assets (2)	228,439	324,005	414,469	418,769	448,204
Long-term debts	0	0	215	713	3,698
Total liabilities (2)	74,352	87,270	95,417	101,722	118,382
Total equity	$154,087	$236,735	$319,052	$317,047	$329,822

(1)

Reflects $9.5 million, $10.2 million, $8.0 million, and $6.5 million in 2014, 2013, 2012, 2011, respectively, related to the adoption of ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” See Note 10 to the Consolidated Financial Statements.

(2)

Reflects $0.2 million, $0.8 million, $1.0 million and $1.7 million in 2014, 2013, 2012, 2011, respectively, related to the adoption of ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” See Note 10 to the Consolidated Financial Statements.

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Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management’s expectations for our business. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performances or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management’s actions to vary, and the results of these variances may be both material and adverse. A list of the known material factors that may cause our results to vary, or may cause management to deviate from its current plans and expectations, is included in Item 1A, “Risk Factors.” The following discussion should also be read in conjunction with the consolidated financial statements and notes included herein.

Overview

We design, manufacture and supply alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For over 50 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

We offer an array of components, systems and fully integrated solutions for our customers, including:

fuel delivery—pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;

electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic controls;

systems integration—systems integration support to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements;

auxiliary power systems—fully integrated auxiliary power systems for truck and diesel locomotives; and

natural gas compressors—natural gas compressors and refueling systems for light and heavy duty refueling applications.

Manufacturers of industrial mobile and power generation equipment, stationary engines and heavy duty trucks and buses are among the most active customers for our industrial products. Users of small and large industrial engines capitalize on the lower cost and pollutant benefits of using alternative fuels. For example, forklift and other industrial equipment users often use our products to operate equipment indoors resulting in lower toxic emissions. The wide availability of gaseous fuels in world markets combined with their lower emissions and cost compared to gasoline and diesel fuels is driving growth in the global alternative fuel industry. Automobile manufacturers, taxi companies, transit and shuttle bus companies, and delivery fleets are among the most active customers for our transportation products where our largest markets are currently outside the United States.

Our U.S. automotive business has the capabilities necessary to be a leader in this market. We believe Fuel Systems is positioned to compete in the dedicated and bi-fuel natural gas vehicle (NGV) OEM market emerging in the United States. We maintain certain key technology and industry relationships to further our North American OEM and fleet market strategy. Our vehicle modification and systems integration capabilities for a variety of alternative fuel applications, CNG, and propane present us with a unique advantage in the market.

For the year ended December 31, 2015 revenue decreased approximately $75.7 million, or 22.3% from the prior year, operating loss decreased approximately $16.7 million from the prior year primarily due to an impairment charge of $44.3 million in June 2014 offset by an impairment charge of $13.8 million in September 2015, and basic and diluted EPS went from a loss of $(2.66) in the prior year, to a loss of $(2.55) in the current year. These results were driven primarily by the weakening of local currencies compared to the US dollar, which in the year ended December 31, 2015 negatively impacted our revenue by approximately $36.7 million, the effect of economic uncertainty in the European and Argentinean markets, as well as by lower oil prices resulting in a disincentive for

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conversions that affect our FSS Automotive operations. Lower sales at our FSS Automotive operations were also attributable to the year-over-year contraction of the aftermarket business in Europe, particularly in Italy, as well as slowdowns experienced in certain Latin American markets primarily in Argentina, in connection with the overall political and economic climate in certain regions. Furthermore, our FSS Automotive segment was affected by declining Delayed Original Equipment Manufacturers (“DOEM”) sales in North America partially offset by an increase in Italy. Additionally, we experienced lower compressors sales, primarily in connection with political turmoil in some key markets in the Middle East and Eastern Europe, and also due to changes in product mix to smaller compressors. Lower sales at our FSS Industrial segment for most of our industrial products were primarily the result of increased competition, which resulted in some customers ending certain programs, lower oil prices, as well as continued political unrest in some Asian markets, which were partially offset by higher sales of Auxiliary Power Units (“APU”) in North America. In connection with restructuring and other strategic and merger related activities, we incurred $9.2 million of additional costs compared to 2014.  In addition, in the year ended December 31, 2015, we recorded a valuation allowance of approximately $7.8 million for deferred tax assets that may not be realized in the future. This allowance has been recorded as a result of increased automotive market weakness and the expected impact of related restructuring activities, in addition to increased costs for the previously announced management changes.

Additionally, in the third quarter of 2015, we recognized impairment charges of approximately $3.3 million and $5.3 million, associated with goodwill and long-lived assets, respectively, in our FSS Automotive segment, and approximately $3.7 million and $1.5 million associated with goodwill and long-lived assets, respectively, in our FSS Industrial segment.  For the year ended December 31, 2014, we recognized impairment charges of approximately $35.8 million and $4.4 million, associated with goodwill and long-lived assets, respectively, in our FSS Automotive segment, and of approximately $4.1 million associated with goodwill in our FSS Industrial segment. We recognized a tax benefit in 2014 of approximately $1.1 million in connection with these impairment charges.

The US natural gas automotive market as well as the natural gas compressor market continues to develop at a much slower pace than we anticipated. These markets continue to encounter challenges including political, economic and other competing technical applications. While we continue to invest in these markets, any further weakening of these market developments would likely exacerbate the negative effects that we are experiencing in our FSS Automotive operations. Additionally, downward trends in oil price, as well as adverse foreign currency effects derived from the strengthening of the US dollar compared to local currencies (especially versus the Euro and the Argentina peso), may further negatively impact on our business. This could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, and defer costs to achieve productivity programs or sell assets, thereby negatively impacting our business, results of operations and financial condition.

Net cash used in operations was $2.5 million for the year ended December 31, 2015. We believe that our net cash position of $61.2 million, including marketable securities, provides us with adequate capital for working capital and general corporate purposes, which may include expansion of our business, and financing of future acquisitions of companies or assets.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. We believe that the accounting policies related to the following accounts or activities are those that are most critical to the portrayal of our financial condition and results of operations and require the more significant judgments and estimates.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance for doubtful accounts based on historical experience and any specific customer collection issues that have been identified through management’s review of outstanding accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized based, in part, on historical experience. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our warranty experience is within the industry norms. Our standard warranty period is 18 to 36 months from the date of delivery to the customer depending on the product. The warranty obligation on our certified engine products can vary from three to five years depending on the specific part and the actual hours of usage.

Our warranty reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding product failure rates, material usage and service delivery costs. If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and operating profit.

Inventory Reserves

We write down our inventory for estimated slow moving and obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. In addition, we examine current and future product sale turnover to determine if there is slow moving inventory.

Our inventory reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors including historical results, future demand and market conditions as well as current inventory loss trends. If actual results are not consistent with the assumptions and estimates used, additional inventory write-downs may be required.

Goodwill and Intangible Assets

We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In those acquisitions that include contingent consideration—i.e. earnout payments to be paid upon the satisfaction of certain milestones—as part of the total consideration paid, we determine the fair value of this liability at the acquisition date using a probability weighted income approach. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed (including any contingent consideration) at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and they are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to:

•	future expected cash flows from acquired developed technologies and patents and other customer contracts;
•	the life of the acquired developed technologies and patents;
•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;
•	risk associated with uncertainty, achievement and payment of any milestones; the life of the acquired developed technologies and patents;
•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and
•	discount rates.

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Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and we reevaluate these items quarterly, with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period and we continue to collect information in order to determine their estimated values. Subsequent to the measurement period, our final determination of the uncertain tax positions estimated value, or tax related valuation allowances, changes to these uncertain tax positions’ and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Goodwill—Impairment Assessments

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We perform our annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The goodwill impairment analysis is a two-step process, with an optional (under certain circumstances) qualitative analysis, known as “step 0”, based on relevant event and circumstances that may be performed ahead of such two steps to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If step 0 passes, the two-steps impairment process is not required. If step 0 fails, the two-steps process analysis is required. Step one compares the carrying amount of the reporting unit to its estimated fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, step two is performed, where the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value of goodwill exceeds the implied fair value of goodwill, impairment exists and must be recognized.

Management reviews goodwill for impairment at the reporting unit level. Our reporting units are identified in accordance with Accounting Standard Codification Topic 350, “Intangibles—Goodwill and Other” (“ASC 350”). As of the current annual impairment date we had no reporting units with goodwill.

We prepare our goodwill impairment analysis by comparing the estimated fair value of each reporting unit, determined using an income approach, with its carrying value. The carrying value of a reporting unit is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units.

The income approach requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins, and capital expenditures. These assumptions are the basis for the information used in the discounted cash flow model. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the five years forecasted by the reporting units), as well as projections of future gross and operating margins (for the period beyond the forecasted five years).

During the third quarter of 2015, management determined that the proposed transaction with Westport (see Note 1 – Description of the Business in the Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting units of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Management reviews goodwill for impairment at the reporting unit level.  Our reporting units are identified in accordance with ASC 350.  As of September 30, 2015 two reporting units had goodwill.

During the third quarter of 2015, in relation with the above-mentioned reporting units, management used discount rates ranging from 13% to 31% and a terminal growth rates of 3% (the differences in discount rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments).  The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”).

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Due to the complexity and the effort required to estimate the fair value of the reporting units in step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in step two of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on our preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for each reporting unit within our FSS Automotive and FSS Industrial segments.

As a result during the third quarter of 2015, we recognized, based on our best estimate, impairment charges of approximately $3.3 million in relation with our reporting unit located in Argentina within our FSS Automotive segment, and impairment charges of $3.7 million in relation with our reporting unit located in the US within our FSS Industrial segment. During the three months ended December 31, 2015, the impairment analysis for goodwill was finalized and no changes were identified. As a result, as of December 31, 2015, we had no goodwill on our Consolidated Balance Sheet. These impairment charges were included as a separate component of operating income for the year ended December 31, 2015 (See Note 15—Impairments in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

During the second quarter of 2014, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the trading values of our stock at the time, and corresponding decline in our market capitalization, coupled with market conditions and business trends within our various reporting units. As a result, we examined the Italian reporting units of our FSS Automotive segment, as well as the Canadian and Netherlands reporting units of our FSS Industrial segment.

During the second quarter of 2014, in relation with the above-mentioned reporting units, management used discount rates ranging from 13.75% to 19.25% and terminal growth rates of 3% (the differences in discount rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments). The discount rates used for the above-mentioned reporting units increased significantly from the fourth quarter of 2014 analysis due to the decrease in our market capitalization. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820.  Based on our preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within our FSS Automotive segment, as well as for the two reporting units within our FSS Industrial segment. As a result, during the second quarter of 2014, we recognized, based on our best estimate, impairment charges of approximately $33.1 million and $2.6 million, respectively, in relation with our two reporting units located in Italy within our FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with our two reporting units located in Canada and in the Netherlands within our FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2014 (See Note 15—Impairments in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

During the fourth quarter of 2014, management tested the remaining goodwill balance using discount rates ranging from 15.0% to 24.25% and terminal growth rates ranging from 3.0% to 7.0% (the differences in discount rates and terminal growth rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments). The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820.

The fair values of our reporting units exceeded the respective carrying values by more than 30%. Consequently, no further impairments were identified during the fourth quarter of 2014.

As a result, as of December 31, 2014, we had $7.4 million of goodwill on our Consolidated Balance Sheet.

Long-lived assets—Impairment Assessments

In accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, we make judgments about the recoverability of purchased finite lived intangible assets and equipment and leasehold improvements whenever events or changes in circumstances indicate that impairment may exist. We consider several indicators of impairment, among which: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of long-lived assets is measured by comparison

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of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. Undiscounted cash flows are estimated through several assumptions including future sales growth, EBIT, margins, and capital expenditures.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In the third quarter of 2015, we found an indicator of possible impairment of long-lived assets in the operating and cash flow trends, both current and forecasted, which were evidenced by the goodwill impairment analysis in our two reporting units. In addition to these units, we examined all other asset groups including US Automotive and certain Italian asset groups. In its analysis, management determined that the lowest level asset group, for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is represented by the respective reporting unit for its US and Argentinean reporting units, whereas for the other Italian operations, the lowest level identifiable asset groups are three, in connection with the core business, car service business and compressor business, respectively. Our recoverability test included some of the same assumptions used in the goodwill impairment tests, with additional considerations to determine future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Considerations on terminal value, adjusted to exclude growth beyond the existing service potential of the asset group, were also factored in the analysis. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820.  As a result of the long-lived assets impairment analysis, we recognized impairment charges of approximately $2.9 million and $2.3 million against the carrying values of equipment and leasehold improvements and intangible assets, respectively, at our Italian compressor business and car services asset groups and our US Automotive asset group within our FSS Automotive segment. We also recognized impairment charges of approximately $1.5 million against the carrying values of equipment and leasehold improvements in our US reporting unit within our FSS Industrial segment.  These impairment charges were included as a separate component of operating income for the year ended December 31, 2015 (See Note 15—Impairments in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

In the second quarter of 2014, we found an indicator of possible impairment of long-lived assets in the operating results and cash flow trends, both current and forecasted, which were evidenced by the goodwill impairment analysis in four of our then six reporting units, two in Italy, within the FSS Automotive segment, one in Canada, and one in the Netherlands within the FSS Industrial segment. In addition to these units, we examined our US Automotive operations due to continuing negative cash flows from the business. In its analysis, management determined that the lowest level asset group, for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is represented by the respective reporting unit for one of its Italian reporting units and for its US, Canadian, and Netherlands reporting units, whereas for the other Italian reporting unit, the lowest level identifiable asset groups are two, in connection with the core business and compressor business, respectively. Our recoverability test included some of the same assumptions used in the goodwill impairment tests, with additional considerations to determine future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Considerations on terminal value, adjusted to exclude growth beyond the existing service potential of the asset group, were also factored in under both a growth model and a multiple of earnings scenario. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820. As a result of the long-lived assets impairment analysis, we recognized impairment charges of approximately $2.7 million and $1.7 million against the carrying values of equipment and leasehold improvements and intangible assets, respectively, at our Italian compressor business asset group and our US Automotive reporting unit within our FSS Automotive segment.  These impairment charges were included as a separate component of operating income for the year ended December 31, 2014 (See Note 15—Impairments in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Deferred Taxes

Based upon the substantial net operating loss carryforwards and recent history of losses incurred in certain jurisdictions, we cannot conclude that it is more likely than not that the deferred tax assets in the United States and certain foreign jurisdictions as of December 31, 2015 will be realized within the foreseeable future.  Accordingly, we maintain in these jurisdictions a valuation allowance to offset these deferred tax assets.  The balance of the total United States valuation allowance was approximately $47.7 million as of December 31, 2015. In addition, we have a foreign valuation allowance of approximately $15.7 million as of December 31, 2015. We expect to provide a full valuation allowance on future tax benefits generated in the United States and in certain foreign jurisdictions until we can sustain a level of profitability that demonstrates our ability to utilize the deferred tax assets.

As of December 31, 2015, undistributed earnings, except with respect to a portion of undistributed earnings from our Italian subsidiaries, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Upon distributions of earnings in the form of dividends or otherwise, we would be subject to both U.S.

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income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. We have accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested.  As of December 31, 2015, we have a deferred tax liability of $0.1 million for earnings that are deemed to not be indefinitely reinvested.

We believe that we have considered relevant circumstances that we may be currently subject to, and the financial statements accurately reflect our best estimate of the results of our operations, financial condition and cash flows for the years presented. We have discussed the decision process and selection of these critical accounting policies with the Audit Committee of the Board of Directors.

Results of Operations—Years Ended December 31, 2015 and 2014

(Amounts in the tables in thousands, except percentages)

REVENUES

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$95,152	$104,435	$(9,283)	(8.9)%
FSS Automotive	168,245	234,693	(66,448)	(28.3)%
Total Revenues	$263,397	$339,128	$(75,731)	(22.3)%

FSS Industrial. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $4.2 million for the year ended December 31, 2015.  On a constant currency basis, sales of mobile equipment, components and stationary products (both in North America and Europe) decreased by approximately $8.7 million including a $1.1 million impact associated with the loss of a significant customer, and lower heavy duty business in Asia of approximately $3.8 million.  These decreases were partially offset by higher sales of auxiliary power units of $7.4 million in North America.  Overall, our industrial business continues to be affected by lower demand as a result of lower oil prices and increased competition, while our heavy duty business remains negatively impacted by political unrest in Thailand.

FSS Automotive. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $32.5 million for the year ended December 31, 2015.  On a constant currency basis, aftermarket sales showed a decrease of approximately $14.4 million in most geographic areas but primarily in Europe and Latin America.  OEM sales experienced a decrease of approximately $2.1 million. The aftermarket and OEM businesses continue to be negatively affected by the overall economic climate in the affected regions, where lower oil prices discourage conversions.  Compressor sales in constant currency decreased by approximately $9.9 million compared to the prior comparable period, primarily driven by political instability in key markets in the Middle East and Eastern Europe.  DOEM sales in constant currency experienced a net decrease of approximately $7.6 million primarily in connection with lower volumes in North America partially offset by higher volumes in Italy. We expect pressure on revenues attributable to lower oil prices as well as the devaluation of the Argentina peso to continue in the near term.

The following represents revenues by geographic location for the years ended December 31, 2015 and 2014, which includes the above-mentioned negative impact related to weakening local currencies compared to the US dollar:

	Years Ended December 31,		Change	Percent Change
	2015	2014
North America:
United States	$76,284	$87,176	(10,892)	(12.5)%
Canada	4,194	5,144	(950)	(18.5)%
Europe:
Italy	47,000	51,342	(4,342)	(8.5)%
All other	64,574	88,223	(23,649)	(26.8)%
Asia & Pacific Rim	32,201	42,829	(10,628)	(24.8)%
Latin America	39,144	64,414	(25,270)	(39.2)%
Total Revenues	$263,397	$339,128	$(75,731)	(22.3)%

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Included in the results discussed above is the net negative impact of the changes of local currencies compared to the US dollar, which negatively impacted revenue by approximately $36.7 million. All geographic locations experienced decreases in revenue for the year ended December 31, 2015 when compared to the prior year period, primarily in relation to lower aftermarket sales, DOEM, and industrial product sales.

COST OF REVENUE

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$68,232	$75,214	$(6,982)	(9.3)%
FSS Automotive	135,791	189,257	(53,466)	(28.3)%
Total Cost of Revenue	$204,023	$264,471	$(60,448)	(22.9)%

FSS Industrial. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $5.5 million for the year ended December 31, 2015.  On a constant currency basis, cost of revenue decreased due to lower material costs associated with decreased volumes in almost all products as well as lower compensation related expenses of approximately $1.0 million due primarily to restructuring activities.  These decreases were partially offset by higher material costs for APUs due to higher sales volumes as well as higher warranty costs associated with higher APU volumes.  While gross profit dollars decreased due to the effects of lower volumes, gross margin for the year ended December 31, 2015 increased slightly due to the positive effect associated with the loss of sales to the above mentioned customer which historically had low margins as well as the benefit of weakening of local currencies.

FSS Automotive. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $26.2 million for the year ended December 31, 2015.  On a constant currency basis, cost of revenue decreased due to lower material costs of approximately $21.1 million as a result of lower volumes, and lower compensation and related expenses of approximately $3.3 million and facility costs of approximately $1.0 million due primarily to certain restructuring activities performed.  In addition, inventory write-downs were lower by approximately $1.1 million. While gross profit decreased in dollar terms due to the effects of lower volumes, the gross margin percentage for the year ended December 31, 2015 remained relatively flat compared to the prior year due to the positive effects of our restructuring programs offsetting lower sales volumes.

RESEARCH & DEVELOPMENT

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$7,150	$7,700	$(550)	(7.1)%
FSS Automotive	14,073	18,494	(4,421)	(23.9)%
Total Research and Development	$21,223	$26,194	$(4,971)	(19.0)%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $0.7 million for the year ended December 31, 2015.  While we remain committed to invest in research and development projects in order to enhance our current product offerings to better meet our clients’ needs and explore new solutions and alternatives, we also remain focused on rationalizing expenditures and accurately managing costs.

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FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $2.4 million for the year ended December 31, 2015.  The remaining decrease relates primarily to lower compensation and related expenses and lower outside services as we remain focused on rationalizing costs while continuing to work on advancing our existing product lines and solutions and motivated to develop different projects for possible new product offerings.

SELLING, GENERAL & ADMINISTRATIVE

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$12,139	$13,146	$(1,007)	(7.7)%
FSS Automotive	30,915	36,526	(5,611)	(15.4)%
Corporate	18,808	8,669	10,139	117.0%
Total Selling, General & Administrative	$61,862	$58,341	$3,521	6.0%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted costs by approximately $1.1 million for the year ended December 31, 2015. While the total costs on a constant currency basis were relatively flat, we incurred higher outside services in 2015 which were offset by the additional costs in 2014 associated with a voluntary work force reduction of approximately $0.6 million.

FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted costs by approximately $5.1 million for the year ended December 31, 2015. On a constant currency basis, costs decreased primarily due to additional savings from restructuring activities of approximately $1.3 million as well as lower asset write-offs in connection with our restructuring activities in the current year period of approximately $0.5 million. These decreases were partially offset by higher reserve for doubtful accounts of approximately $1.5 million primarily due to a related party in Venezuela.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services, and investor relations. Corporate expenses increased primarily as a result of increases in outside services of approximately $9.2 million for consultants in connection with restructuring and other strategic and merger related activities.

.

IMPAIRMENTS

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$5,165	$4,158	$1,007	24.2%
FSS Automotive	8,601	40,183	(31,582)	(78.6)%
Total	$13,766	$44,341	$(30,575)	(69.0)%

FSS Industrial. During the third quarter of 2015, we recorded an impairment charge of approximately $3.7 million and $1.5 million, representing the write-off of goodwill, and equipment and leasehold improvements, respectively associated with our reporting unit located in the U.S. Due to the proposed transaction with Westport (see Note 1 —Description of the Business), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, and equipment and leasehold improvements. See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

During the second quarter of 2014, we recorded an impairment charge of approximately $4.2 million, representing the write-off of goodwill associated with our reporting units located in Canada and in the Netherlands. Due to the trading values of our stock at the time, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements. See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

FSS Automotive. During the third quarter of 2015, we recorded impairment charges of approximately $3.3 million, $2.3 million and $2.9 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our Argentinean reporting unit, Italian and U.S. asset groups. Due to the proposed transaction with Westport (see Note

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1 —Description of the Business), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, and equipment and leasehold improvements. See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

During the second quarter of 2014, we recorded impairment charges of approximately $35.8 million, $1.7 million and $2.7 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our Italian and US reporting units. Due to the trading values of our stock at the time, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements.  See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

OPERATING INCOME/(LOSS)

	Years Ended December 31,		Change	Percent Change
	2015	2014
FSS Industrial	$2,467	$4,217	$(1,750)	(41.5)%
FSS Automotive	(21,136)	(49,767)	28,631	(57.5)%
Corporate Expenses	(18,808)	(8,669)	(10,139)	117.0%
	$(37,477)	$(54,219)	$16,742	(30.9)%

Operating income/(loss) for the year ended December 31, 2015 changed for the reasons stated above and resulted in an operating loss for the period.

Other Income (Expense), Net.

Other income (expense), net includes foreign exchange gains and losses arising from other assets and liabilities which are settled in other currencies. For the year ended December 31, 2015, we recognized approximately $0.5 million in net losses on foreign exchange, primarily due to the strengthening of the US dollar against the Euro, compared to $1.1 million in net gains on foreign exchange for the year ended December 31, 2014. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements and currency devaluation with any currency that we transact in; therefore, we do not hedge or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Based upon continued changes to the Venezuelan currency exchange rate mechanisms as well as the continued deterioration of the economic and political situations in Venezuela, in the third quarter 2015 we changed the exchange rate we used to remeasure our monetary assets/liabilities in our Venezuelan subsidiary of 199 to 1 while our nonmonetary assets/liabilities remained at the historical rate of 6.3 to 1.  The devaluation of the exchange rate resulted in a net gain of less than $0.1 million for the year ended December 31, 2015 primarily due to our Venezuelan operations being in a net monetary liability position.

At December 31, 2015, our Venezuelan subsidiary was in a net monetary position of less than $0.1 million and had non-U.S. dollar denominated net non-monetary assets of $0.8 million.  At this time it is unclear based upon the current government policies, when considered with the foreign exchange process and other circumstances in Venezuela, whether these events will have any additional impact on the operations of our Venezuelan subsidiary.

Provision for Income Taxes.

Income tax expense for the year ended December 31, 2015, was approximately $9.5 million, representing an effective tax rate of (25.3%), compared to an income tax expense for the year ended December 31, 2014 of approximately $0.6 million, which included an approximately $1.1 million income tax benefit associated with impairment charges, representing an effective tax rate of 1.1%. The change in the effective tax rate is primarily a result of fluctuation of earnings in the various jurisdictions and of losses incurred in the United States and certain foreign jurisdictions for which no income tax benefit has been recorded. Income tax expense for the year ended December 31, 2015 was impacted by approximately $7.8 million related to an increase in our valuation allowance on deferred tax assets, as we have determined that it is more likely than not that the deferred tax assets of our subsidiaries in Italy will not be realized in the current year for reasons previously discussed. In addition to the valuation allowance recorded in connection with the deferred tax assets in Italy in the current quarter, a full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those loss jurisdictions, as

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we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the year ended 2015 and 2014, we incurred a pre-tax loss of approximately $37.7 million and $12.4 million, respectively, in the loss jurisdictions. Accordingly, for the years ended December 31, 2015 and 2014, we have not recorded income tax benefits for losses incurred or significant income tax expense for income generated for such jurisdictions as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

Results of Operations—Years Ended December 31, 2014 and 2013

(Amounts in the tables in thousands, except percentages)

REVENUES

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$104,435	$123,351	$(18,916)	(15.3)%
FSS Automotive	234,693	276,490	(41,797)	(15.1)%
Total Revenues	$339,128	$399,841	$(60,713)	(15.2)%

FSS Industrial.  The decrease in revenue is primarily attributable to a net decrease (mainly in North America) of our mobile equipment and stationary products of approximately $15.3 million, as well as lower heavy duty business in Asia of approximately $6.1 million. These decreases were partially offset by increased sales of auxiliary power units in North America of approximately $2.0 million. Our industrial business was significantly impacted by increased competition resulting in the loss of a significant customer, while our heavy duty business was negatively impacted by current political unrest in Thailand. We expect the pressure on revenue attributable to increased competition to continue in the near term. Included in the results discussed above is the weakening of local currencies compared to the US dollar, which negatively impacted our revenue by approximately $4.1 million for the year ended December 31, 2014.

FSS Automotive. The decrease in revenue was primarily attributable to lower DOEM sales of approximately $35.5 million, primarily due to loss of customers in the European markets (primarily Italy) in connection with their change in products strategies and lower volumes in the North American market.  Additionally, OEM sales experienced a net decrease of approximately $16.9 million in most geographic areas, despite an increase in India of approximately $5.8 million related to our Rohan BRC acquisition in the third quarter of 2013. Aftermarket sales decreased by approximately $2.3 million in most geographic areas, but primarily in Europe and in the US, despite an increase in aftermarket sales in Argentina and India. The OEM and aftermarket declines were the result of increasing competitive pressure, as well as weak economic environments leading to the end or slow-down of some projects. While the increase in competitive pressure is primarily linked to pricing adjustments, over the last 12 to 18 months we have seen our aftermarket market share increase, primarily in Italy. These decreases were partially offset by an increase in sales of compressors of approximately $12.7 million. In the near term, we continue to expect pressure on revenue attributable to increased competition on the markets we operate, as well as shifting strategies at some of our customers. Included in the results discussed above is the weakening of the local currencies compared to the US dollar, which negatively impacted our revenue by approximately $11.0 million for the year ended December 31, 2014.

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The following represents revenues by geographic location for the years ended December 31, 2014 and 2013, which includes the above-mentioned negative impact related to weakening local currencies compared to the US dollar:

	Years Ended December 31,		Change	Percent Change
	2014	2013
North America:
United States	$87,176	$113,674	(26,498)	(23.3)%
Canada	5,144	5,044	100	1.9%
Europe:
Italy	51,342	74,987	(23,645)	(31.5)%
All other	88,223	78,219	10,004	12.8%
Asia & Pacific Rim	42,829	66,577	(23,748)	(35.7)%
Latin America	64,414	61,340	3,074	5.0%
Total Revenues	$339,128	$399,841	$(60,713)	(15.2)%

The increase in the “All other” locations within Europe primarily relates to higher sales of other products with lower margins, primarily in Russia, while the increase in Latin America is primarily attributable to aftermarket sales in Argentina. Russia is currently experiencing economic sanctions and management is not able to anticipate the future impact of such sanctions. All other geographic locations experienced decreases in revenue when compared to the prior year period, primarily in relation with the items discussed above for both FSS Industrial and FSS Automotive. Included in the results discussed above is the negative impact of the changes of local currencies compared to the US dollar, which negatively impacted revenue by approximately $15.1 million.

COST OF REVENUE

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$75,214	$92,392	$(17,178)	(18.6)%
FSS Automotive	189,257	220,311	(31,054)	(14.1)%
Total Cost of Revenue	$264,471	$312,703	$(48,232)	(15.4)%

FSS Industrial. The decrease in cost of revenue is primarily attributable to lower material costs of approximately $16.9 million associated with lower volumes. While gross profit decreased in dollar terms due to the effect of lower volumes, the gross margin percentage for the year ended December 31, 2014 increased due to the positive effect associated with the loss of the sales to the above-mentioned customer, which historically had low margins. Included in the results discussed above is effect of the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $3.4 million for the year ended December 31, 2014.

FSS Automotive. The decrease in cost of revenue is primarily attributable to lower material cost of approximately $23.0 million, as well as lower compensation expense and outside services expenses of approximately $6.6 million, associated with both headcount reduction initiatives and lower volumes. Additionally, further decreases in cost of revenue are attributable to the impact in the previous year of the loss recorded on the acquisition of an additional 44.89% equity interest in Rohan BRC of approximately $2.0 million, and to lower current year depreciation and amortization expenses of approximately $1.0 million related to the write-off of intangible assets and equipment and leasehold improvements in the second quarter of 2014. The aforementioned decreases were partially offset by an increase in warranty expense of approximately $1.5 million. The above-mentioned shift in product and geographic mix, as well as lower overall revenue, resulted in a lower gross margin percentage compared to the prior year. Included in the results discussed above is the effect of the weakening of local currencies compared to the US dollar, which had a positive impact on cost of revenue of approximately $9.4 million for the year ended December 31, 2014.

RESEARCH & DEVELOPMENT

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$7,700	$7,727	$(27)	(0.3)%
FSS Automotive	18,494	19,813	(1,319)	(6.7)%
Total Research and Development	$26,194	$27,540	$(1,346)	(4.9)%

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FSS Industrial. Research and development expenses remained relatively flat. While we continue to invest in research and development to enhance our current products and explore new ways to expand our current offerings with new solutions and alternatives, we remain focused on accurately managing costs in order to rationalize expenditures.

FSS Automotive. The decrease primarily relates to higher costs incurred in the prior year in connection with prototyping activities on a project for a customer, as well as cost saving activities in the current year, which resulted in lower outside services and related expense of approximately $1.2 million. We remain focused on rationalizing costs, while continuing to work on advancing our existing product lines and develop various projects for possible new product offerings.

SELLING, GENERAL & ADMINISTRATIVE

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$13,146	$13,420	$(274)	(2.0)%
FSS Automotive	36,526	35,250	1,276	3.6%
Corporate	8,669	6,519	2,150	33.0%
Total Selling, General & Administrative	$58,341	$55,189	$3,152	5.7%

FSS Industrial. The decrease primarily relates to lower compensation and related expense of approximately $0.8 million in connection with decreased headcount, which were partially offset by the cost of a voluntary work force reduction initiative in the current year of approximately $0.6 million.

FSS Automotive. The increase primarily relates to facility closing, work force reduction and lease abandonment expenses in the current year of approximately $5.5 million, incurred in connection with rationalization of activities at our Italian operations, as well as prior year reversal of contingent consideration of approximately $0.4 million. These increases were partially offset primarily by lower outside service expenses of approximately $2.4 million primarily in connection with lower consulting fees, cost savings of approximately $1.2 million achieved through process streamlining and increased efficiencies primarily at our Italian subsidiary, as well as a release of accounts receivable allowance of approximately $0.7 million. Included in the results discussed above is the weakening of local currencies compared to the US dollar, which had a positive impact on selling, general and administrative expenses of approximately $1.5 million for the year ended December 31, 2014.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services and investor relations. Corporate expenses increased primarily as a result of increases in outside services for consultants in connection with restructuring and other activities.

IMPAIRMENTS

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$4,158	$0	$4,158	NM
FSS Automotive	40,183	0	40,183	NM
Total	$44,341	$0	$44,341	NM

FSS Industrial. During the second quarter of 2014, we recorded an impairment charge of approximately $4.2 million, representing the write-off of goodwill associated with our reporting units located in Canada and in the Netherlands. Due to the trading values of our stock at the time, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements.  See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

FSS Automotive. During the second quarter of 2014, we recorded impairment charges of approximately $35.8 million, $1.7 million and $2.7 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our Italian and US reporting units. Due to the trading values of our stock at the time, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not

34

support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements.  See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

For the year ended December 31, 2013 we recorded no impairments.

OPERATING INCOME/(LOSS)

	Years Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$4,217	$9,811	$(5,594)	(57.0)%
FSS Automotive	(49,767)	1,117	(50,884)	NM
Corporate Expenses	(8,669)	(6,519)	(2,150)	(33.0)%
	$(54,219)	$4,409	$(58,628)	NM

Operating income for the year ended December 31, 2014 decreased for the reasons stated above and resulted in an operating loss for the period.

Other Income (Expense), Net.

Other income (expense) includes foreign exchange gains and losses between various other assets and liabilities to be settled in other currencies. For the year ended December 31, 2014 we recognized approximately $1.1 million in net gains on foreign exchange compared to $2.1 million in net losses on foreign exchange for the year ended December 31, 2013. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements with any currency that we transact in; therefore, we do not measure or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Provision for Income Taxes.

Income tax expense for the year ended December 31, 2014 and 2013 was approximately $0.6 million and $3.6 million, representing an effective tax rate of 1.1% and 115.6%, respectively, and primarily consisted of the provision for our foreign operations (see Note 10—Income Taxes, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion).

A full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those jurisdictions, as we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the years ended December 31, 2014 and 2013, we incurred a pre-tax loss of approximately $12.4 million and $8.9 million, respectively, in the loss jurisdictions. Accordingly, for the year ended December 31, 2014, we have not recorded income tax benefits for losses incurred, or significant income tax expense, for income generated for such jurisdictions; as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is primarily a result of the fluctuation of earnings in the various jurisdictions.

Liquidity and Capital Resources

(Amounts in the tables in thousands)

Overview— Our primary sources of liquidity are cash provided by operating activities and debt financing. Additionally from time to time we raise funds from the equity capital markets to fund our working capital and general corporate purposes, which may include expansion of our business, additional repayment of debt and financing of future acquisitions of companies or assets. We believe the amounts available to us under our various credit agreements together with cash on hand will continue to allow us to meet our needs for working capital and other cash needs for worldwide operations for at least the next 12 months. For periods beyond 12 months, although we do not have any plans to do so, we may seek additional financing to fund future operations through future offerings of equity or debt securities or through agreements with corporate partners with respect to the development of our technologies and products. We can offer no assurances that we will be able to obtain additional funds on acceptable terms, if at all. However, our ability to satisfy our working capital requirements will substantially depend upon our future operating performance (which may be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control. We continue to evaluate our liquidity needs.

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On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock. The program was authorized for up to one year and has concluded on November 3, 2015. Purchases under the repurchase program were made from time to time in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. Shares were repurchased at prevailing market prices based on market conditions and other factors.  The total number of shares repurchased under this program in the open market was 2,041,066.

We earn a significant amount of our operating results outside the U.S., which is deemed to be indefinitely reinvested in foreign jurisdictions; however, we had accrued (as a reduction to net operating loss carry-forwards) residual U.S. taxes on approximately $30.0 million of earnings not considered to be indefinitely reinvested. Following repatriation of earnings in 2015 and 2014 of $0.0 million and $26.3 million, respectively, we currently have accrued residual U.S. taxes on approximately $0.3 million of earnings not considered to be indefinitely reinvested.  This amount was deemed to be a constructive dividend creating taxable income for US income tax purposes; upon distribution of earnings in the form of dividend, or otherwise, in excess of these amounts, we may be subject to US income taxes. In addition, we would be subject to withholding taxes payable to various foreign countries. As of December 31, 2015, we had approximately $44.0 million of cash and marketable securities held in accounts outside the U.S., primarily in Europe.  We currently intend to repatriate a portion of these funds; however, we do not intend nor foresee the need to repatriate funds in excess of the $0.3 million of earnings not considered to be indefinitely reinvested.   We expect existing cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular material capital expenditures, for at least the next 12 months.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses, we could elect to repatriate future earnings from foreign jurisdictions. This could result in higher effective tax rates. We have the ability to borrow funds domestically at reasonable interest rates. See Item 1A “Risk Factors” in this Annual Report on Form 10-K for additional information that could impact our liquidity and capital resources.

Our ratio of current assets to current liabilities was approximately 3:1 at both December 31, 2015 and December 31, 2014, respectively. At December 31, 2015, our total working capital decreased by $47.9 million to $120.5 million from $168.4 million at December 31, 2014. This decrease is primarily due to the following: (1) a decrease of $2.4 million in accounts receivable attributable to both our divisions but primarily to our FSS Automotive operations as a result of lower sales; (2) a decrease of $17.3 million in inventory attributable to both our divisions and primarily to our FSS Automotive operations; (3) a decrease of $5.6 million in short term investments attributable to the redemption of time deposits; (4) a decrease of approximately $25.0 million in cash and cash equivalents primarily due to our stock purchase program; (5) a decrease of $5.7 million in other current assets primarily due to a lower value added tax receivable, which were all partially offset by: (a) a decrease of $6.6 million in accrued expenses attributable primarily to our FSS Automotive operations in relation with decreased accruals for payroll obligation due to lower post-restructuring headcount and decreased accruals for warranty, and (b) a decrease of approximately $5.8 million in accounts payable primarily attributable to higher activity in the previous period. Included in the net decrease commented above were approximately $12.6 million of net decreases attributable to changes in foreign currency exchange rates.

The following table provides a summary of our operating, investing and financing activities as follows:

	Years Ended December 31,
	2015	2014	2013
Net cash (used in) provided by:
Operating activities	$(2,469)	$18,424	$21,602
Investing activities	(2,340)	(6,060)	(17,976)
Financing activities	(17,228)	(3,581)	(255)
Effect on cash of changes in exchange rates	(2,981)	(4,564)	1,915
Net (decrease)/increase in cash and cash equivalents	$(25,018)	$4,219	$5,286

Cash Flow from Operating Activities. We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net income (loss) to cash flows from operating activities by adjusting net income (loss) for those items that impact net income (loss) but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to impairments, depreciation and amortization, provisions for inventory reserves and doubtful accounts; gains and losses from various transactions and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

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2015 compared to 2014. In 2015, our net cash flow used in by operating activities decreased $20.9 million from the net cash flow provided by operating activities in the twelve months ended December 31, 2014. This decrease was primarily driven by lower income (as adjusted for non-cash items), and by the net effect of changes in net working capital and other balance sheet accounts. These changes include increases in operating cash flows associated with accounts payable and taxes payable (primarily in relation with higher activity in the prior year), as well as with other current assets (primarily due to activity in the prior year in advances, VAT receivables and tax prepayments), partially offset by decreases in net operating cash flows associated with related parties receivables and inventory (primarily due to decreased level of activity).

2014 compared to 2013. In 2014, our net cash flow provided by operating activities decreased $3.2 million from the net cash flow provided by operating activities in the twelve months ended December 31, 2013. This decrease was primarily driven by lower income (as adjusted for non-cash items), and by the net effect of changes in net working capital and other balance sheet accounts. These changes include increases in operating cash flows associated with accounts payable and taxes payable (primarily in relation with higher activity in the prior year), as well as with other current assets (primarily due to activity in the prior year in advances, VAT receivables and tax prepayments), partially offset by decreases in net operating cash flows associated with related parties receivables and inventory (primarily due to decreased level of activity).

Cash Flow from Investing Activities. Our net cash used in investing activities during the considered periods consisted primarily of property, plant and equipment (“PP&E”) expenditures, investment in and reimbursement of available for sale securities, as well as acquisitions.

In 2015, our PP&E additions were approximately $7.4 million, approximately 46% less than the prior year and primarily for acquisitions of machinery and equipment and leasehold improvements in connection with both new business initiatives and our normal business operations, primarily in relation with our FSS Automotive operations. Additionally, during the year ended December 31, 2015, we invested $6.0 million into time deposits and redeemed a total of $11.0 million which includes those amounts invested in 2015 and 2014.

In 2014, our PP&E additions were approximately $13.7 million, approximately 44% more than the prior year and primarily for acquisitions of machinery and equipment and leasehold improvements in connection with both new business initiatives and our normal business operations, primarily in relation with our FSS Automotive operations. In October 2014, approximately $11.5 million of investments in German Government bonds held by our FSS Automotive operations were reimbursed at their expiration, with the proceeds temporarily invested in cash and cash equivalents. Additionally, in April and December 2014, we invested an additional $3.0 million and $1.0 million, respectively, in time deposits.

In 2013, our PP&E additions were approximately $9.5 million, approximately 31% less than the prior year period and primarily in relation with our FSS Automotive operations. In February 2013, we sold our investment in prime-rated German government bonds acquired in June 2012 for approximately $6.8 million. In February 2013, we also purchased prime-rated German government bonds for which we paid approximately $12.6 million. Additionally, in September 2013 we spent approximately $0.8 million, net of cash acquired, on the acquisition of an additional 44.89% equity interest in Rohan BRC.

Cash Flow from Financing Activities. Our capitalization and financing strategy is intended to ensure that we are properly capitalized with the appropriate level of debt and available credit.

In 2015, our financing activities refer mostly to the repurchase of treasury shares of approximately $17.1 million in connection with the program approved by our Board of Directors on November 3, 2014.

In 2014, our financing activities refer mostly to the repurchase of treasury shares in connection with the program approved by our Board of Directors on November 3, 2014, as well as payments of term loans and other loans.

In 2013, our financing activities refer mostly to payments of term loans and other loans, as well as proceeds from exercise of stock options (included in “other” on the face of the Condensed Consolidated Statements of Cash Flows).

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Credit Agreements

Our outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2015	December 31, 2015	December 31, 2014
Revolving lines of credit—Italy and Argentina	$7,354	$0	$0
Revolving line of credit—USA.	30,000	0	0
Other indebtedness		9	207
	$37,354	9	207
Less: current portion		9	207
Non-current portion		$0	$0

Additional information about our credit agreements, borrowings, existing lines of credit, and covenants can be found in Note 11– Debt, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in Note 2– Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations (In thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital lease obligations (a)	9	9	0	0	0
Operating lease obligations (a)	17,563	5,998	8,713	2,774	78
Other long-term liabilities (b)	110	18	37	41	14
	$17,682	$6,025	$8,750	$2,815	$92

(a)

The capital lease obligations are undiscounted and represent total minimum lease payments. The operating lease obligations represent total minimum lease payments. Operating lease obligations include amounts under leases with related parties (see Note 17–Related Party Transactions in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

(b)

We have other long term liabilities on our balance sheet amounting to $9.9 million, of which $9.8 million are not shown on this table. Of the $9.8 million, $2.3 million refers to deferred revenue, $2.2 million refers to accrued warranties, and $3.4 million relates to a mandatory termination payment for Italian employees called “Trattamento di Fine Rapporto” that is required by Italian law (see Note 18–Commitment and Contingencies in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K). Payments under the “Trattamento di Fine Rapporto” contractual obligations are due upon employees’ termination of service.

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Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.

Foreign Currency Management. We operate on a global basis and are exposed to currency fluctuations related to the manufacture, assemble and sale of our products in currencies other than the U.S. dollar. The major foreign currencies involve the markets in the European Union, Argentina, and Canada. Movements in currency exchange rates may affect the translated value of our earnings and cash flow associated with our foreign operations as well as the translation of the net asset or liability positions that are denominated in foreign currencies. In countries outside of the United States, we generally generate revenues and incur operating expenses denominated in local currencies. These revenue and expenses are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates. We monitor this risk and attempt to minimize the exposure to our net results through the management of cash disbursements in local currencies.

We prepared sensitivity analyses to determine the impact of hypothetical changes in foreign currency exchange rates on our results of operations. The foreign currency rate analysis assumed a uniform movement in currencies by 10% relative to the U.S. dollar on our results. Based upon the results of these analyses, a 10% change in currency rates would have resulted in an increase or decrease in our earnings (including the impacts of impairments) for the year ended December 31, 2015 by approximately $5.4 million. We may seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operations using foreign currency term loans to finance our foreign subsidiaries. Indebtedness denominated in local currency is translated to U.S. dollars at period end exchange rates.

Item 8.	Consolidated Financial Statements and Supplementary Data.

See pages F-1 through F-37 of this Annual Report on Form 10-K.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2015.

Based on such evaluation, our chief executive officer and our chief financial officer have concluded that as of December 31, 2015, our disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports that we file or submit to the SEC is (1) recorded, processed, summarized and reported within the time periods specified under the rules and forms of the SEC and (2) accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the rules of the SEC, “internal control over financial reporting” is defined as a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America; provide reasonable assurance that receipts and expenditures of company assets are made only in accordance with management authorization; and provide reasonable assurance regarding the prevention or the timely detection of the unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

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Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, (“PwC”) the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has attested to, and reported on, the effectiveness of our internal control over financial reporting. The report of PwC is included in the Financial Statements in this Form 10-K.

Changes in Internal Control over Financial Reporting

For the three month period ended December 31, 2015, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.	Other Information

None.

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PART III

Item 10.	Directors, Executive Officers and Corporate Governance.

Board Composition

Our amended and restated certificate of incorporation provides that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our Board of Directors currently consists of, and has been fixed by the Board at, eight members. The term of office for each director is three years and thereafter until his successor is duly elected and qualified or until his earlier death, resignation or removal. Elections for directors are held annually.

On March 4, 2016, Marco Di Toro notified the Board of Directors of his decision to resign, effective immediately, from the Board and as a director of Fuel Systems’ wholly-owned subsidiary, MTM SRL.  Mr. Di Toro was a member of the Nominating and Corporate Governance Committee. The following table sets forth information concerning each of our directors as of March 7, 2016.  Some background information on our officers and directors, and a brief explanation of the specific experience, attributes or skills that we considered at the time of their appointment, follow.

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

James W. Nall	67	Director, Chairman of the Board, Chairman of our Nominating and Corporate Governance Committee and member of our Audit Committee

Joseph E. Pompeo	77	Director, Chairman of our Audit Committee and member of our Nominating and Corporate Governance Committee

Troy A. Clarke	60	Director, member of our Compensation Committee and Nominating and Corporate Governance Committee

Anthony Harris	62	Director, member of our Audit Committee and Compensation Committee

Colin S. Johnston	61	Director, Chairman of our Compensation Committee and a member of our Audit Committee

Steven R. Becker	49	Director, member of our Nominating and Corporate Governance Committee

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003. On January 1, 2005, he became the Company’s Chief Executive Officer. He is also the Chairman of the Board of M.T.M. S.r.L., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark, and Mr. Costamagna has served as MTM’s principal executive officer since it was incorporated. Mr. Costamagna became a director in connection with the Company’s acquisition of the initial 50% of the equity interest of BRC and later became the Company’s Chief Executive Officer in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna is the brother of Pier Antonio Costamagna, who was formerly an executive officer of the Company and the General Manager of MTM and retired effective February 5, 2014. Mr. Costamagna’s term expires at our annual meeting in 2018. Mr. Costamagna’s over 30 years of experience in the alternative fuels industry and entrepreneurial skills were important factors contributing to his nomination as a director.

James W. Nall, 67, has served as a director of Fuel Systems since May 2008. Effective October 29, 2014, Mr. Nall was appointed Chairman of the Board. He also currently serves as Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee. Mr. Nall is a Certified Public Accountant with significant experience in the accounting and finance industry. Mr. Nall serves as a tax commissioner for the State of New Jersey, a position he has held since July 2005. Prior to Mr. Nall’s appointment as a tax commissioner by the governor of New Jersey, he was executive vice president and chief financial officer of New Jersey-based Hudson United Bancorp, a multi-billion dollar financial institution listed on the New York Stock Exchange, from September 2003 until its sale to TD Banknorth Inc. in January 2006. Mr. Nall also served as a member of the board of directors and as chairman of the audit committee of Interaudi Bank, a $1 billion private bank based in New York, from April 2003 to April 2004. Mr. Nall’s experience also includes serving for more than eighteen years as a partner with Arthur Andersen LLP. Mr. Nall earned a Masters of Business Administration in professional accounting from Rutgers University. Mr. Nall’s term expires at our annual meeting in 2016. Mr. Nall’s public accounting skills and experience as a finance executive for public and private companies were important factors contributing to his nomination as a director.

Joseph E. Pompeo, 77, has served as a director of Fuel Systems since December 2010 and currently serves as Chairman of our Audit Committee and as a member of our Nominating and Corporate Governance Committee. Mr. Pompeo is a Certified Public

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Accountant (Ret.) with significant experience in the accounting industry, including over 30 years of auditing experience at Arthur Andersen, LLP where he held the position of partner for 26 years. At Arthur Andersen, as Director of the International Business Practice of the New York metropolitan area, he assisted several non-US corporations with initial public offerings and listing on US stock exchanges. He also served in numerous technical and management roles, including partner in charge of the Accounting and Auditing Divisions in San Juan, Puerto Rico and managing partner of the New Jersey office. He has also served on various educational and philanthropic boards and on the Board of Directors of Aeroflex, Inc., a public company, where he served on the Audit, Compensation, and Nominating and Governance Committees. Mr. Pompeo’s term expires at our annual meeting in 2017. Mr. Pompeo’s extensive accounting and auditing experience and management skills were important factors contributing to his nomination as a director.

Troy A. Clarke, 60, has served as director of Fuel Systems since December 2011 and currently serves as a member of our Compensation Committee and our Nominating and Corporate Governance Committee. Mr. Clarke has over 40 years of automotive industry experience and currently serves as President and Chief Executive Officer and as a director of Navistar International Corporation, a New York Stock Exchange-listed company. Prior to joining Navistar in 2010, Mr. Clarke held a variety of leadership positions at General Motors Company (GM) where he began his career in 1973, including: Group VP—President GM North America from 2006 to 2009; Group VP—President GM Asian Pacific from 2004 to 2006; Group VP—Manufacturing and Labor Relations from 2001 to 2004; Corporate VP—President GM Mexico from 1998 to 2001. Mr. Clarke holds a bachelor’s degree in mechanical engineering from the General Motors Institute and a master’s degree in business administration from the University of Michigan. Mr. Clarke’s term expires at our annual meeting in 2018. Mr. Clarke’s wide range of experience in international automotive Original Equipment Manufacturer (“OEM”) and marketing were important factors contributing to his nomination as a director.

Anthony Harris, 62, has served as director of Fuel Systems since December 2013 and currently serves on our Audit Committee and our Compensation Committee. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company (CSECO), a manufacturer of contraband, explosives, and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as vice president of marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as vice president of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company (PG&E) where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and president of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a BS in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board. Mr. Harris’ term expires at our annual meeting in 2018. Mr. Harris’ experience in the automotive, energy, and alternative fuels fields, as well as his success as a senior executive in operations, marketing and business acquisition at both corporate and entrepreneurial companies, were important factors contributing to his nomination as a director.

Colin S. Johnston, 61, has served as director of Fuel Systems since May 2014 and currently serves as Chairman of our Compensation Committee and as a member of our Audit Committee. Currently, he is also serving as chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as an audit partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK Chartered Accountant, and registered statutory auditor in Italy. Mr. Johnston’s term expires at our annual meeting in 2017. Mr. Johnston’s extensive accounting and auditing experience and knowledge of the automotive industry were important factors contributing to his nomination as a director.

Steven R. Becker, 49, has served as director of Fuel Systems since October 2014 and currently serves as a member of our Nominating and Corporate Governance Committee. Mr. Becker currently serves as Chairman of the Board of Tuesday Morning Corporation, a national retailer, and Special Diversified Opportunities. Mr. Becker previously served on the board of directors of Plato Learning, Inc., a provider of education services and training, Ruby Tuesday Inc., the operator of a chain of casual dining restaurants, Hot Topic, Inc., a national retailer, Pixelworks, a semiconductor provider, and EMCORE Corporation, a leading provider of semiconductor-based components and subsystems for the fiber optics and solar power markets. Before starting Becker Drapkin in December 2009, Mr. Becker was a founding partner in Greenway Capital, a fund focused on small cap, U.S. companies.  He started Greenway in 2005, after eight years at Special Situations Fund, where he was a partner and managed the Special Situations Private

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Equity Fund. He started his career in New York at Manley Fuller Asset Management.  Mr. Becker holds a B.A. from Middlebury College and a J.D. from the University of Florida. Mr. Becker’s term expires at our annual meeting in 2016. Mr. Becker’s extensive experience in strategic planning, corporate governance and various financial matters as well as his service as a director of both public and private companies, were important factors contributing to his nomination as a director.

Board Arrangements

The Company entered into an agreement, dated October 29, 2014 (the “Agreement”), with Steven R. Becker, Matthew A. Drapkin, Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), and certain of their affiliates.   Pursuant to the terms of the Agreement, (i) the Board was expanded from seven to eight total directors, (ii) Mr. Becker was appointed to the Board as a director in the class of directors whose terms shall expire at the Company’s Annual Meeting of Stockholders to be held in 2016, (iii) Mr. Becker was appointed to the Nominating and Corporate Governance Committee, (iv) Mr. Nall was appointed to the office of Chairman of the Board, and (v) Mr. Becker was appointed to a strategy committee.  In addition, the Agreement provided that Mr. Becker would be nominated and recommended for election to the Board as a director at the 2016 Annual Meeting, subject to certain terms of the Agreement.  For more information, please see the full text of the Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 29, 2014.

EXECUTIVE OFFICERS

The following table sets forth information as of March 7, 2016 concerning our executive officers. Some background information on our executive officers follows:

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

Andrea Alghisi	48	Chief Operating Officer

Pietro Bersani	48	Chief Financial Officer

Michael Helfand	56	Senior Vice President Finance and Chief Accounting Officer

Marco Seimandi	50	Executive Director of Automotive Sales and Marketing

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003 and as Chief Executive Officer since January 1, 2005. His background is set forth above, in the table under the “Board Composition” section. Mr. Costamagna resigned from his position as Chief Executive Officer, relinquished all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L., and resigned from all positions as director, officer, executive or employee of all other Fuel Systems subsidiaries, effective upon the earlier of (i) the closing date of the merger with Westport, or (ii) April 30, 2016.

Andrea Algisi 48, joins Fuel Systems from McKinsey & Co. Previously, he was a Managing Director of AlixPartners, a financial advisory firm specializing in business performance improvement and corporate restructuring initiatives, where he was Core member of the EMEA Automotive & Industrial Goods practice.  Mr. Alghisi has more than 20 years of professional experience primarily dedicated to leading turnaround, performance improvement and growth strategy programs in the automotive and industrial goods industry. He has worked for the last 12 years at AlixPartners, supporting investors and management of industrial companies developing and implementing competitive strategies and turnaround programs.  Mr. Alghisi led several transformation and cost reduction programs for large European Automotive OEMs and carried out turnaround activities for several companies in Automotive and Industrial Goods Industries.  Prior to joining AlixPartners in 2003, Mr. Alghisi worked for 10 years both as a manager in Fiat Group and as a consultant at The Boston Consulting Group, where he performed major performance improvement and growth strategy programs for the automotive & industrial goods practice and the consumer & retail practice.   Mr. Alghisi received his degree in mechanical engineering from Politecnico of Torino, Italy.  He received his Master of Business Administration from SDA Bocconi in Milan, Italy.  Mr. Alghisi is an occasional lecturer and contributor to conferences and publications on the subjects of automotive industry and corporate restructuring.

Pietro Bersani, 48, became Chief Financial Officer effective April 4, 2011. Mr. Bersani had rendered professional services as a consultant to MTM S.r.l. from January 2011 to March 2011. Previously, Mr. Bersani had served as an audit senior manager at Deloitte & Touche S.p.A., formerly Arthur Andersen S.p.A in Italy. Mr. Bersani is a Certified Public Accountant and member of the American Institute of Certified Public Accountants with significant experience in the accounting industry having rendered professional services ranging over audits of consolidated financial statements and reporting packages, comfort letters and Initial Public Offering (IPO) prospectuses, M&A due diligences, assessments of internal control systems, identification processes of key performance indicators, risk factors and risk controls, agreed-upon procedures, other regulatory and other attest services. Mr. Bersani

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is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of IAS/IFRS and developed a significant industry expertise in automotive components, transportation-airlines and train, technology media telecommunications, pharmaceutical/chemical, advertising, retail and pay-TV. From May 2007 to July 2009, Mr. Bersani also served in the responsible position of audit senior manager at Deloitte Touche Tohmatsu Services Inc., based in New York, to help improve the quality standards of the audit practice, develop the network audit methodology and audit approach, and to help implement a network risk management system for client acceptance and engagement risk assessment. Mr. Bersani earned a BA and MA in Business Economics from L. Bocconi University, Italy.

Michael Helfand, 56, became our Senior Vice President Finance and Chief Accounting Officer in May 2009. Prior to joining Fuel Systems, and beginning in 2003, Mr. Helfand was a finance and accounting consultant serving clients in matters related to SEC registration material preparation; Sarbanes-Oxley engagements; and financial review and systems development. From 2007 to 2008, he has served as the Interim Chief Financial Officer of Rothschild North America, Inc., a global investment bank. From 2006 to 2007, Mr. Helfand was the Executive Vice President of Finance and Interim CEO at WRC Media, Inc., a publishing company. Prior to consulting, he was Executive Vice President and CFO of Vestcom International, a NASDAQ company, from 1999 to 2003 and of World Color Press, a New York Stock Exchange company, in 1998. In addition, Mr. Helfand held various roles of increasing responsibility including Vice President and Assistant Controller at ABC, Inc., a division of the Walt Disney Company.

Marco Seimandi, 50, became Executive Director of Automotive Sales and Marketing effective August 1, 2012. Previously, Mr. Seimandi had been serving as Marketing Director of MTM. He joined MTM in 1996 as Commercial Manager after his previous experience as Regional Commercial Manager of the French automotive component group Valeo. Mr. Seimandi has a PhD in aircraft engineering at Turin Polytechnic in Italy and a specialization in business administration from CEDEP/INSEAD Institute at Fontainebleau in France.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Fuel Systems’ common stock. Executive officers, directors and owners of greater than 10% of our stock are required by SEC regulations to furnish copies of all Section 16(a) reports they file. Based solely upon a review of the filings furnished pursuant to Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 or advice that no filings were required, all filing requirements of Section 16(a) were timely complied with during the year ended December 31, 2015.

Code of Business Conduct and Ethics

Our Code of Conduct applies to all directors, officers and employees, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer. You can find a copy of our Code of Conduct on our website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. We will post any amendments to or waivers from the Code of Conduct on our website as may be required under applicable SEC and NASDAQ rules.

Procedure for Stockholder Recommendations for Director Nominees

The Nominating and Corporate Governance Committee has no formal policy with respect to consideration of stockholder recommended director candidates but will consider various potential candidates for director that may come to the Committee’s attention through current Board members, professional search firms, stockholders and other persons. There have been no changes to this process. The Board of Directors believes it is appropriate not to establish a formal policy. In selecting director nominees the Nominating and Corporate Governance Committee considers, among other factors, (1) the competencies and skills that the candidate possesses and the candidate’s areas of qualification and expertise that would enhance the composition of the Board, and (2) how the candidate would contribute to the Board’s overall balance of expertise, perspectives, backgrounds and experiences in substantive matters pertaining to the Company’s business. Although the Nominating and Corporate Governance Committee has not adopted a formal diversity policy with regard to the selection of director nominees, diversity is one of the factors that the Nominating and Corporate Governance Committee considers in identifying nominees for director. The Nominating and Corporate Governance Committee has not established any minimum qualifications for directors, but identifies and evaluates each candidate on a case-by-case basis including an evaluation of business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment and other Board service.

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Audit Committee

The Company has a separately designated Audit Committee established in accordance with the Exchange Act. Current members of the Audit Committee are Mr. Pompeo (Chairman), Mr. Nall, Mr. Harris, and Mr. Johnston.  The Board of Directors has determined that Mr. Pompeo, Mr. Nall and Mr. Johnston are Audit Committee Financial Experts within the current SEC rules. The members of the Audit Committee are independent under NASDAQ rules and meet the requirements under SEC rules.

Item 11.	Executive Compensation.

Compensation Discussion and Analysis

In this section, we discuss certain aspects of our compensation policies as they apply to our Chief Executive Officer, our Chief Financial Officer, and our other named executive officers, identified in the Summary Compensation Table below. We refer to these four individuals throughout as the “Named Executive Officers.” Our discussion and the following tabular disclosure focus on compensation and policies relating to the year ended December 31, 2015.

Operation of the Compensation Committee

The Compensation Committee is appointed by the Board of Directors to approve and evaluate all of the Company’s compensation programs, policies and plans, as they affect the executive officers. During 2015, the Compensation Committee consisted of three outside, non-employee directors who were considered to be independent under Nasdaq rules. The Compensation Committee held nine meetings in 2015, most of which included “executive sessions” where members of management were not present. The current members of the Compensation Committee are Messrs. Johnston, Clarke, and Harris, with Mr. Johnston serving as the Chairman.

The Compensation Committee is directly responsible for the evaluation of the performance of the Chief Executive Officer, or CEO, and the associated adjustments to the elements of his compensation package, as discussed in more detail below.

With respect to our other executive officers, the Compensation Committee receives compensation recommendations from the CEO and approves or modifies them in the exercise of its judgment. Ultimately, the Compensation Committee has full discretion to make compensation decisions for our executive officers.

Compensation Philosophy

Our compensation policies are designed to reward management based on our financial results and therefore take into account our operating results and expectations for continued growth. Overall, we seek to provide compensation packages that allow us to retain key executives, while being tailored to the unique characteristics of our Company.

We wish to reinforce the importance of the Company’s profitability in our compensation structure. To that end, we established our Incentive Bonus Plan, which enables our executives to share in the Company’s financial success. Under our Incentive Bonus Plan, a bonus pool may be established using Company performance criteria including operating measures of profits and revenue for the Company and its subsidiaries. In addition, we value the concept of rewarding all employees, and not just our executives, for the Company’s successes. Implementing these priorities, our Incentive Bonus Plan includes bonuses to be awarded to employees at our worldwide locations from the bonus pool.

We have also established the 2009 Restricted Stock Plan, the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan to grant awards with multi-year vesting schedules, thereby promoting retention and also with the goal of further aligning the interests of our executives and our stockholders. These Plans are used to reward our executives and key employees.

We believe our incentive compensation philosophy should be shaped to motivate our executives to achieve Company goals and to align their interests with those of our stockholders.

Engagement of a Compensation Consultant

The Compensation Committee has the authority and access to the funds to engage outside compensation consultants to analyze compensation issues. In 2015, the Compensation Committee retained the services of Vivient Consulting for purposes of director and executive compensation. The Compensation Committee assessed the independence of Vivient Consulting and determined that its work for the Committee has not raised any conflict of interest.

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The Compensation Committee believes that compensation decisions require judgment and should reflect Company performance, individual circumstances and market pay levels and trends.

Risk Policy Framework

We believe that our executive and employee incentive compensation program does not encourage, and thereby limits, unnecessary and excessive risk taking by executives and employees and accordingly are not reasonably likely to have a material adverse effect on the Company. All incentive compensation of executive officers is fully subject to Compensation Committee discretion and all other employee incentive compensation is fully subject to either management or Compensation Committee discretion. As further described herein, the Compensation Committee reviews and approves all incentive compensation of executive officers. Our cash Incentive Bonus Plan is primarily a formula driven plan with certain targets in which employees participate.

Elements of Compensation

Compensation for each executive officer for 2015 consisted of a base salary, the opportunity to receive annual incentive compensation in the form of cash under our Incentive Bonus Plan, the opportunity to receive an additional cash bonus at the discretion of the Compensation Committee, equity awards under the 2009 Restricted Stock Plan, the 2011 Stock Option Plan, and the 2011 Phantom Stock Option Plan, and assorted other benefits and perquisites. We provide a base salary and benefits package that management and the Compensation Committee believe is consistent with market conditions which allows us to retain key executives and employees.

The opportunity to receive incentive compensation under our Incentive Bonus Plan in 2015 focused our executive officers on short-term performance and provided them with the possibility of an immediate reward, while the 2009 Restricted Stock Plan, the 2011 Stock Option Plan, the 2011 Phantom Stock Option Plan provide the Compensation Committee the flexibility to grant long-term incentives designed to encourage the achievement of corporate goals and the growth of stockholder value over the longer term, as well as to promote retention. We have not established minimum stock ownership guidelines for our executive officers or adopted a policy requiring them to retain their Fuel Systems’ stock for any period of time.

Base Salary

The Compensation Committee has the authority to set the CEO’s compensation. The Compensation Committee receives compensation recommendations from the CEO for the other Named Executive Officers and approves or modifies them in the exercise of its judgment based on the Board’s interactions with the Named Executive Officers.

In 2015, the Named Executive Officers, excluding the CEO, received salary increases. Base salaries are shown in the Summary of Compensation Table below.

The CEO annually reviews the performance of our other Named Executive Officers and subsequently presents conclusions and recommendations regarding these officers, including proposed salary adjustments, to the Compensation Committee. The Compensation Committee makes the final decision regarding any adjustments or awards. The review of performance by the Compensation Committee and the CEO of other executive officers is a subjective assessment of each executive’s contribution to Company or division performance, leadership qualities, strengths and weaknesses and the individual’s performance relative to goals set by the CEO and the Compensation Committee. The Compensation Committee and the CEO do not systematically assign a weight to the factors they consider, and may, in their discretion, consider or disregard any one factor that is important to or irrelevant for a particular executive.

Incentive Bonus Plan

Our Incentive Bonus Plan is administered by the Compensation Committee, which has final decision-making authority over its implementation. Senior employees, including our Named Executive Officers, participate in our Incentive Bonus Plan as do other employees. The plan provides us with the framework to grant cash incentive compensation to eligible employees.

Employees of the Company and its subsidiaries worldwide are eligible to participate in our Incentive Bonus Plan if they have been employed for at least the final six months of the applicable year and if they are employed by the Company or any of its subsidiaries on the date that awards are given. None of the Company’s employees (including the Named Executive Officers) are guaranteed incentive compensation. An eligible employee will only receive his or her incentive compensation from the pool for the year if the Company or its subsidiaries has successfully met its performance goals for that year. We believe our Incentive Bonus Plan enhances the Company’s compensation structure and strategy and encourages results-oriented actions on the part of all employees throughout the Company.

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After the end of each year, the Compensation Committee approves a formula, which determines the size of the incentive compensation pool for distribution to all eligible employees. The awards are distributed out of this pool to all eligible employees. Incentive compensation under the Incentive Bonus Plan is paid in cash.

Our Incentive Bonus Plan provides that senior employees, including the Named Executive Officers, can earn a percentage of the bonus pool allocated to them based on the achievement of levels of performance against target. The awards are based upon a target award opportunity expressed as a percentage of the executive’s base salary and performance achievements.

For 2015, amounts payable under the Incentive Bonus Plan have not yet been determined and will be finalized for the senior employees, including the Named Executive Officers, at a later date.

Additional Cash Bonus Compensation

Discretionary bonuses, in addition to the bonuses under the Incentive Bonus Plan described above, may be awarded in the discretion of the Compensation Committee. The Compensation Committee looks to the recommendation of the CEO, except with respect to his own bonus. Currently for 2015, a discretionary bonus in the amount of $50,000 was awarded by the Compensation Committee to our chief financial officer, as disclosed in the Bonus column of the Summary Compensation Table below. The Committee made this award as a reflection of his service.  The Committee may determine discretionary bonus from time to time at its discretion.

Equity Compensation

2009 Restricted Stock Plan

The purpose of the 2009 Restricted Stock Plan is to promote the long-term growth and profitability of Fuel Systems Solutions, Inc. by (i) providing all non-employee directors and eligible employees of the Company and its subsidiaries with incentives to maximize stockholder value and otherwise provide outstanding performance and (ii) enabling the Company to attract, retain and reward the best available employees. The Committee may also determine, from to time, to grant to employees awards under the 2009 Restricted Stock Plan as retention awards in its discretion.

The 2009 Restricted Stock Plan currently provides that eligible employees and non-employee directors may be granted restricted stock or restricted stock unit awards. All awards to be granted under the Restricted Stock Plan are awards relating to shares of the Company’s common stock. On April 24, 2015, 301,000 restricted stock units were awarded to certain executives and key employees of the Company and its subsidiaries, 100,000 to the CEO as part of his Retirement Agreement and 201,000 to executives as annual long-term incentive grants.

2011 Stock Option Plan and 2011 Phantom Stock Option Plan

On December 14, 2011, the Board of Directors adopted the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan which were subsequently approved by the stockholders on May 23, 2012. Awards under the plans are designed to promote retention, with multi-year vesting schedules, and to promote the creation of long-term value for stockholders by aligning the interests of stockholders and participants.

The 2011 Stock Option Plan includes shares available for issuance in the form of incentive and nonqualified stock options to certain executives and key employees of the Company and its subsidiaries who are employed in the United States.

The 2011 Phantom Stock Option Plan provides for the issuance of cash-settled phantom stock options (“PSOs”) to certain executives and key employees of the Company and its subsidiaries who are employed outside the United States. A PSO represents the right to receive a cash payment equal to the positive difference in value between the exercise price established on the date of grant in U.S. dollars and the fair market value of a share of Company common stock on the date of exercise in U.S. dollars, converted to local currency at the conversion rate prevailing on the date of exercise. Pursuant to the terms of the 2011 Phantom Stock Option Plan, all PSOs must be settled in cash, and no shares of Company common stock will be issued under the 2011 Phantom Stock Option Plan.

The term of a stock option or PSO may not exceed ten years, and in no event will the exercise price of a stock option or PSO be less than the fair market value of the Company’s common stock on the grant date. Other terms including conditions to vesting and exercise and forfeiture provisions will be detailed in a grant agreement.

No stock options or PSOs were granted to our Named Executive Officers in 2015.

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Other Benefits and Perquisites

We provide broad-based benefits and perquisites for our employees and their dependents, portions of which are paid for by the employee. Benefits include, among other things, life insurance, health insurance, dental insurance, vision insurance, 401(k) participation, dependent and healthcare reimbursement accounts, severance, vacation time and holidays. The employee benefits for our Named Executive Officers are generally the same as those provided for our other salaried employees.

We maintain a retirement savings plan, or a 401(k) plan, for the benefit of our eligible employees who are at least 21 years old and paid from the United States. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. Our employee matching contributions are discretionary up to a limit of 100% of the first 3% of compensation contributed by employees each pay period. The Company suspended the 401(k) match in 2009, and subsequently restored it in 2011. An employee’s interests in his or her deferrals are 100% vested when contributed. After two years of employment, the participant is 25% vested in the employer’s matching contributions. Each year thereafter, an additional 25% of the employer’s matching contributions vests, resulting in full vesting after five years of employment. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

We do provide some perquisites as additional benefits that are convenient for our executive officers when faced with the demands of their positions, such as an automobile allowance, as disclosed in our Summary Compensation Table under “All Other Compensation.”

Tax Issues

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits amounts that can be deducted for compensation paid to certain executives to $1.0 million unless certain requirements are met. The Compensation Committee will continue to monitor the applicability of Section 162(m) to our compensation program.

CEO Retirement Agreement

Fuel Systems entered into a retirement agreement with Mariano Costamagna on April 24, 2015 (the “Retirement Agreement”), under which Mr. Costamagna and Fuel Systems agreed that Mr. Costamagna will retire by December 31, 2015 as the Chief Executive Officer of Fuel Systems, relinquish all executive authority with regard to Fuel Systems’ wholly-owned subsidiary, MTM S.r.L. (“MTM”), and resign from all positions as director, officer, executive or employee of all other Fuel Systems subsidiaries. Following such retirement date, Mr. Costamagna will remain as a director of Fuel Systems and MTM and be entitled to compensation as a non-management director of such companies. Under the Retirement Agreement, Mr. Costamagna was paid €450,000 by MTM on December 31, 2015 and was also granted 100,000 Fuel Systems restricted stock units which will vest, subject to compliance with the restrictive covenants in the Retirement Agreement, on December 31, 2016.

On December 16, 2015, Mariano Costamagna entered into an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport, and (ii) April 30, 2016.

Supplemental Employment Agreements

Fuel Systems entered into a Supplemental Employment Agreement with Pietro Bersani and Michael Helfand on August 6, 2015. Under the terms of these agreements, each of Mr. Bersani and Mr. Helfand will receive a bonus payment on the closing date of a change of control or upon any earlier termination by Fuel Systems without “cause” (as defined under the Supplemental Employment Agreements) or due to death or disability that occurs prior to the closing date of the merger. In addition, the Supplemental Employment Agreements provide that if the employment of Mr. Bersani or Mr. Helfand is terminated by Fuel Systems without cause or by the executive for “good reason” (as defined under the Supplemental Employment Agreements) or due to death or disability within 12 months following a change in control (which would include the closing of the merger), then the executive will receive (i) a lump sum severance payment equal to 100% of the executive’s annual base salary in effect immediately prior to either (a) the change in control or (b) the executive’s termination, whichever is greater; (ii) 100% vesting of the restricted stock units granted to the executive on April 24, 2015, the value of which will be paid in cash and (iii) continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (or coverage under an individual policy to the extent continuation COBRA coverage is not available) for the executive and his dependents for 18 months following the termination date at Fuel Systems’ expense, which coverage will terminate earlier if the executive becomes covered by a medical plan offered by a new employer. The chart below sets

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forth the amounts payable to Messrs. Bersani and Helfand under the respective agreements, assuming a merger completion date of January 15, 2016, and that employment of each executive is terminated without cause immediately following the completion of the merger. The first column sets forth the amounts payable to Messrs. Bersani and Helfand on the closing date of the merger, whereas the amounts in columns two through four comprise the value of benefits receivable by Messrs. Bersani and Helfand upon a qualifying termination following the completion of the merger, in each case pursuant to the terms of their respective Supplemental Employment Agreement.

	Merger Closing Bonus	Cash Severance Payment	RSU Acceleration Value(1)	Value of COBRA Coverage	Total
Pietro Bersani	$365,000	$367,750	$59,083	$35,390	$827,223
Michael Helfand	$300,000	$305,000	$50,642	$35,390	$691,032

(1)

Amount reflects the value derived by multiplying the number of restricted stock units subject to accelerated vesting by the value of 2.129 Westport common shares, based on the closing trading price of such shares on the presumed employment termination date of January 15, 2016.

Compensation upon Termination

Other than noted above, none of our Named Executive Officers have specific severance arrangements. The Compensation Committee has on occasion determined to provide severance to departing executives and may do so in the future.  For information regarding treatment of outstanding equity awards and entitlement to incentive compensation upon termination and change in control events, see below under “Potential Payments Upon Termination or Change in Control.” For information regarding the retirement arrangements made with Mariano Costamagna, see above under “CEO Retirement Agreement.”  For information regarding the supplemental employment agreements made with Pietro Bersani and Michael Helfand, see above under “Supplemental Employment Agreements.”

Say-on-Pay Results

Last year, approximately 99% of the votes cast at our 2015 annual meeting of stockholders, excluding abstentions and broker non-votes, voted on an advisory basis to approve our executive compensation program for fiscal year 2014. The Compensation Committee reviewed the outcome of this advisory vote and believes that the level of stockholder support reflects favorably on our executive compensation program and reaffirms our current executive compensation structure. Accordingly, the design of our 2015 executive compensation is largely unchanged from 2014. We encourage our stockholders to once again approve the non-binding advisory vote on our executive compensation program.

Conclusion

Our compensation policies are designed to retain and motivate our senior executive officers and to ultimately reward them for outstanding individual and corporate performance. We will continue to monitor these policies to gauge whether they are meeting our expectations and are willing to change them as necessary to accomplish our goals.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained herein with the management of the Company and, based on the review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K.

Submitted by the Compensation Committee:

Colin S. Johnston, Chairman
Troy A. Clarke
Anthony Harris

The foregoing report of the Compensation Committee of the Board of Directors shall be deemed furnished with this report and not filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, or incorporated by reference in any documents so filed.

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Compensation Committee Interlocks and Insider Participation

Messrs. Johnston, Clarke, and Harris served as members of the Compensation Committee. None of these persons is or has been an officer or employee of the Company or any of its subsidiaries. In addition, there are no Compensation Committee interlocks between the Company and other entities involving the Company’s executive officers and directors who serve as executive officers or directors of such entities.

Summary Compensation Table

The following table summarizes the compensation of our Named Executive Officers for 2015:

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($)(2)	Fair Value of Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
Mariano Costamagna	2015	$558,004	$-	$-	$1,103,000	$507,004	(3)	$2,168,008
(Chief Executive Officer and Director)	2014	639,303	-	-	-	8,595	(3)	$647,898
	2013	632,562	34,600	-	-	8,588	(3)	$675,750

Pietro Bersani	2015	$362,852	$50,000	$-	$231,630	$8,490	(4)	$652,972
(Chief Financial Officer)	2014	353,600	10,000	37,754	-	8,340	(4)	$409,694
	2013	349,049	17,500	55,216	-	7,476	(4)	$429,241

Michael Helfand	2015	$300,943	$-	$-	$198,540	$21,245	(5)	$520,728
(Senior Vice President Finance and Chief Accounting Officer)	2014	293,280	5,000	24,915	-	21,054	(5)	$344,249
	2013	289,505	20,139	36,439	-	21,970	(5)	$368,053

Marco Seimandi	2015	$179,983	$-	$-	$132,360	$59,522	(6)	$371,866
(Executive Director of Automotive Sales and Marketing)	2014	213,182	5,000	26,025	-	54,625	(6)	$298,832
	2013	210,482	12,500	38,063	-	52,795	(6)	$313,840

(1)	Amounts represent bonuses paid outside the Incentive Bonus Plan.
(2)

The fair value of stock option, phantom stock option and restricted stock unit grants is computed in accordance with FASB ASC 718. See Note 13 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K for a discussion of the calculation of the fair value of these awards.

(3)

Of this amount for 2015, $499,725 represents the €450,000 payment made to Mr. Mariano Costamagna under his Reitrement Agreement, as discussed in the Compensation Discussion and Analysis under “CEO Retirement Agreement,” $5,552 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,727 represents life insurance premiums paid by the Company. Of this amount for 2014, $6,645 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,950 represents life insurance premiums paid by the Company. Of this amount for 2013, $6,640 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,948 represents life insurance premiums paid by the Company.

(4)

Of this amount for 2015, $540 represents life insurance premiums paid by the Company and $7,950 represents 401(k) plan matching contributions. Of this amount for 2014, $540 represents life insurance premiums paid by the Company and $7,800 represents 401(k) plan matching contributions. Of this amount for 2013, $159 represents life insurance premiums paid by the Company and $7,317 represents 401(k) plan matching contributions.

(5)

Of this amount for 2015, $1,295 represents life insurance premiums paid by the Company, $7,950 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2014, $1,254 represents life insurance premiums paid by the Company, $7,800 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2013, $201 represents life insurance premiums paid by the Company, $9,769 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance.

(6)

Of this amount for 2015, $2,876 represents life insurance premiums paid by the Company, $13,846 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, $37,248 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries, and $5,552 for Chairman of the Board of Directors of another of the Company’s subsidiaries. Of this amount for 2014, $3,443 represents life insurance premiums paid by the Company, $16,570 represents Company match on deferred severance compensation, in accordance with the Italian TFR

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legislation, and $34,612 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries. Of this amount for 2013, $2,457 represents life insurance premiums paid by the Company, $15,754 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, and $34,584 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries.

Grants of Plan-Based Awards Table

The following table summarizes the grants of plan-based awards to our Named Executive Officers during 2015:

Name	Grant Date	All Other Restricted Stock Awards: Number of Securities Underlying Restricted Stock (1) (3)	Grant Date Fair Value of Restricted Stock Awards (2)
Mariano Costamagna	4/24/2015	100,000	$1,103,000
Pietro Bersani	4/24/2015	21,000	$231,630
Michael Helfand	4/24/2015	18,000	$198,540
Marco Seimandi	4/24/2015	12,000	$132,360

(1)	Represent restricted stock unit awards granted under our 2009 Restricted Stock Plan.
(2)

Fair value is based on quoted market price of the Company’s stock on the grant dates. Fair value is computed in accordance with FASB ASC 718. See Note 13 of the Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of the calculation of the fair value of these awards.

(3)	Mr. Costamagna received 100,000 restricted stock units; 40,000 of these restricted stock units will be settled in cash.

Outstanding Equity Awards at Fiscal Year End 2015

The following table provides a summary of stock option, phantom stock option and unvested restricted stock unit awards held by the Named Executive Officers that were outstanding as of December 31, 2015.

		Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration	Number of Shares of Stock That Have Not Vested		Year-End Market Value of Shares of Stock That Have Not Vested
	Exercisable		Unexercisable		($/sh)	Date	(#)		($)
Mariano Costamagna	—		—		—	—	100,000	(1)	$489,000
Pietro Bersani	1,088	(2)	4,352	(2)	$10.37	05/01/24	21,000	(5)	$102,690
	2,176	(3)	3,264	(3)	$15.06	05/01/23	—		—
	6,000	(4)	1,500	(4)	$15.97	12/15/21	—		—
Michael Helfand	718	(6)	2,872	(6)	$10.37	05/01/24	18,000	(9)	$88,020
	1,436	(7)	2,154	(7)	$15.06	05/01/23	—		—
	4,000	(8)	1,000	(8)	$15.97	12/15/21	—		—
Marco Seimandi	750	(10)	3,000	(10)	$10.37	05/01/24	12,000	(13)	$58,680
	1,500	(11)	2,250	(11)	$15.06	05/01/23	—		—
	4,000	(12)	1,000	(12)	$15.97	12/15/21	—		—

(1)	Represent restricted stock units awarded under the 2009 Restricted Stock Plan. The 100,000 unvested awards will fully vest on 12/31/2016.
(2)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1,088 at 5/1/2016, 1,088 at 5/1/2017, 1,088 at 5/1/2018, and 1,088 at 5/1/2019.
(3)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1,088 at 5/1/2016, 1,088 at 5/1/2017, and 1,088 at 5/1/2018.
(4)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards of 1,500 will fully vest on 12/15/2016.
(5)	Represent restricted stock units awarded under the 2009 Restricted Stock Plan. The unvested awards vest over time as follows: 7,000 at 4/24/2016, 7,000 at 4/24/2017, and 7,000 at 4/24/2018.

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(6)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 718 at 5/1/2016, 718 at 5/1/2017, 718 at 5/1/2018, and 718 at 5/1/2019.
(7)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 718 at 5/1/2016, 718 at 5/1/2017, and 718 at 5/1/2018.
(8)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards of 1,000 will fully vest on 12/15/2016.
(9)	Represent restricted stock units awarded under the 2009 Restricted Stock Plan. The unvested awards vest over time as follows: 6,000 at 4/24/2016, 6,000 at 4/24/2017, and 6,000 at 4/24/2018.
(10)	Represent phantom stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards vest over time as follows: 750 at 5/1/2016, 750 at 5/1/2017, 750 at 5/1/2018, and 750 at 5/1/2019.
(11)	Represent phantom stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards vest over time as follows: 750 at 5/1/2016, 750 at 5/1/2017, and 750 at 5/1/2018.
(12)	Represent phantom stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards of 1,000 shares will fully vest on12/15/2016.
(13)	Represent restricted stock units awarded under the 2009 Restricted Stock Plan. The unvested awards vest over time as follows: 4,000 at 4/24/2016, 4,000 at 4/24/2017, and 4,000 at 4/24/2018.

Option Exercises and Stock Vested in 2015

There was no vesting of shares of restricted stock and no options exercised by the Named Executive Officers during 2015.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation in 2015

The deferred compensation plan was terminated in the second quarter of 2014 and the plan assets were distributed to the participants in July 2015. None of the Named Executive Officers received any amount from the plan in 2015.

Potential Payments upon Termination or Change in Control

The Compensation Committee has on occasion determined to provide severance to departing executives. See above under “Retirement Agreement” for more information regarding the retirement arrangements made with Mariano Costamagna.  See above under “Supplemental Employment Agreements” for more information regarding the supplemental employment arrangements made with Pietro Bersani and Michael Helfand.

Treatment of Incentive Compensation. No employee is eligible to receive an incentive compensation award (in cash or restricted stock) if he or she is not employed by the Company on the date the awards are made. Therefore, even if one of our Named Executive Officers was eligible in all other respects to receive incentive compensation (for example, he worked for a profitable division, he met his personal performance goals and was employed by the Company or one of its subsidiaries for at least the final six months of the fiscal year), he would not be entitled to any award unless he continued to be employed by the Company on the award grant date.

If any employee who has received a restricted stock or restricted stock unit award under our plans leaves the Company for any reason, his or her restricted stock and restricted stock units that remains unvested on the date of termination are forfeited.

Treatment of Stock Option Awards. Pursuant to the terms of the underlying grant agreements, outstanding, unvested stock options and phantom stock options are forfeited upon termination of employment for any reason.  Upon a merger or sale of all or substantially all of the Company’s assets, any then outstanding, unvested stock options become fully vested. As of December 31, 2015, all Named Executive Officers have outstanding stock options, except Mr. Mariano Costamagna.

Stock options held by Messrs. Bersani and Helfand and phantom stock options held by Mr. Seimandi were only partially vested as of December 31, 2015; therefore, a termination of their employment would result in forfeiture of the unvested awards, or upon a merger or sale of all or substantially all of the Company’s assets, such unvested awards would become fully vested.

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Director Compensation

From January 1, 2015 through the present, the payment structure was as follows for our independent directors:

•	$10,000 cash to each independent Board member as an annual fee;
•

$50,000 annual restricted stock grant to each independent Board member, granted at the annual meeting and vesting approximately one year thereafter (subject to continued service as a director, other than due to death or disability);

•	$20,000 cash to the Lead Director / Chairman of the Board as an annual fee;
•	$10,000 cash to the Audit Committee Chairman as an annual fee;
•	$5,000 cash to the Compensation Committee Chairman as an annual fee;
•	$5,000 cash to the Nominating and Corporate Governance Committee Chairman as an annual fee;
•	$2,500 cash to Audit Committee members as an annual fee;
•	$24,000 cash to the Director serving on the committee to review related persons transactions as an annual fee;
•

$7,000 cash to each non-employee director per Board meeting attended in person if the Board meeting is held in the director’s home country or $9,000 cash to each non-employee director for each Board meeting attended in person, if the meeting is not held in the director’s home country. The $7,000 and $9,000 fee is a flat fee that is payable only once per meeting, no matter how long the meeting lasts;

•	$1,250 cash for each Board meeting attended telephonically;
•

$1,000 cash for all committee meetings attended in person by a non-employee Board member (if there is more than one meeting per day or per visit, the $1,000 covers all meetings). Committee meetings held during in person Board meetings are not subject to payment;

•	$1,000 cash per day for non-employee Directors when working or traveling on a specific assignment required by the Board, that is not part of a Board meeting;
•	$500 cash for all committee meetings attended telephonically per day by a non-employee Board member; and
•	$0 for informational or update calls.

In addition, the Board may award additional compensation for special services by the directors.

At this time, the Board has determined that all of our non-employee directors are also independent directors. Mr. Di Toro, who resigned effective March 4, 2016, was also an independent director.  In the event that new directors join our Board who are not employees but who do not qualify as independent, the Board may revisit this compensation structure as it applies to non-employee directors who are not independent.

Participation in the Deferred Compensation Plan

Non-employee directors were eligible to participate in our deferred compensation plan pursuant to which they could elect to defer a portion of their fees, which were invested in various investment options, which could include units that tracked our Company’s common stock. The deferred compensation plan was terminated in the second quarter of 2014. Upon termination of the plan, Mr. Di Toro and Mr. Nall were fully vested in the units purchased through the deferred compensation plan with Company matching funds. Plan assets were distributed to the participants in July 2015.

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2015 Director Compensation Table

The following table sets forth a summary of the compensation earned by our non-employee directors pursuant to our director compensation policy for the year ended December 31, 2015:

Name	Fees Earned and Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
James W. Nall	87,994	50,006	138,000
Marco Di Toro	60,244	50,006	110,250
Joseph E. Pompeo	69,494	50,006	119,500
Troy A. Clarke	56,327	50,006	106,333
Anthony Harris	55,244	50,006	105,250
Colin S. Johnston	81,911	50,006	131,917
Steven R. Becker	55,494	50,006	105,500

(1)

Each non-employee director received an annual restricted stock grant with a grant date fair value of $50,006 on the day of our 2015 annual stockholder meeting, May 28, 2015. These grants will vest in full on May 20, 2016 or, if approved by the stockholders, upon a change of control.

(2)

As of December 31, 2015, shares of unvested restricted stock held by our directors were as follows: Mr. Nall 6,054, Mr. Di Toro 6,054 (which were forfeited upon his resignation on March 4, 2016), Mr. Pompeo 6,054, Mr. Clarke 6,054, Mr. Harris 6,535, and Mr. Johnston 6,054, and Mr. Becker 6,054. See Note 13 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K for a discussion of the calculation of the fair value of the restricted stock awards granted in 2015.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

All of our equity compensation plans have been approved by our stockholders. The following table sets forth information about our common stock that may be issued under our equity compensation plans as of December 31, 2015:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders	117,020	$13.97	610,876	(1)
Total	117,020	$13.97	610,876

(1)	Includes 429,396 shares of restricted stock available for issuance under our 2009 Restricted Stock Plan and 181,480 shares of options available for issuance under the 2011 Stock Option Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 7, 2016, except as otherwise noted, as to:

•	Each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock;
•	Our Named Executive Officers;
•	Each of our directors and director nominees; and
•	All our directors and executive officers as a group.

Except as otherwise indicated, all of the shares indicated in the table are shares of Fuel Systems’ common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name. For the purposes of calculating percentage ownership as of March 7, 2016, 20,143,108 shares were issued and 18,094,043 shares were outstanding, and, for any individual who beneficially owns shares of restricted stock that will vest or shares represented by options that are or will

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become exercisable within 60 days following March 7, 2016, those shares are treated as if outstanding for that person, but not for any other person. In preparing the following table, we relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of our common stock pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, unless we knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case we relied upon information that we considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Fuel Systems Solutions, Inc., 780 Third Avenue, 25th Floor, New York, NY 10017.

	Shares Beneficially Owned
Name of Beneficial Owner			Percent of
5% Stockholders:	Number		Class
Mariano Costamagana, Pier Antonio Costamagna, Bruna Giachino, Carla Borgogno (1)	3,218,774		17.8%
Kevin Douglas, Michelle Douglas, James E. Douglas,III, K&M Douglas Trust, douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants' Trust (2)	2,671,684		14.8%
Nothern Right Capital Management, L.P. (3)	1,894,565		10.5%
Royce & Associates, LLC (4)	1,372,301		7.6%
Directors and Executive Officers:
Mariano Costamagna	3,218,774	(1)	17.8%
(Chief Executive Officer and Director)
Pietro Bersani	11,440	(5)	*
(Chief Financial Officer)
Andrea Alghisi	-		*
(Chief Operating Officer)
Michael Helfand	7,590	(6)	*
(Senior Vice President Finance and Chief Accounting Officer)
James W. Nall	12,632	(7)	*
(Director, Chairman of the Board, member of Nominating and Corporate Governance Committee and Audit Committee)
Joseph E. Pompeo	10,420	(8)	*
(Director, member of Audit Committee and Nominating and Corporate Governance Committee)
Marco Seimandi	9,090	(9)	*
(Executive Director of Automotive Sales and Marketing)
Anthony Harris	5,661	(10)	*
(Director, member of Audit Committee and Compensation Committee)
Troy A. Clarke	9,798	(11)	*
(Director, member of Compensation Committee and Nominating and Corporate Governance Committee)
Colin S. Johnston	4,700	(12)	*
(Director, member of Audit Committee and Compensation Committee)
Steven R. Becker	1,894,565	(3)	10.5%
(Director, member of Nominating and Corporate Governance Committee)
All current executive officers and directors as a group (11 persons)	5,184,670	(13)	28.6%

*	Indicates ownership of less than 1% of the Company’s common stock.

(1)

Based on Amendment No. 3 to a Schedule 13D Beneficial Ownership Report filed on September 4, 2015 by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino, and Carla Borgogno.  The report discloses that the total shares beneficially owned by Mr. Mariano Costamagna include 1,584,589 shares held by Mariano Costamagna’s brother, Pier Antonio Costamagna and his wife, to which he disclaims beneficial ownership. Mr. Pier Antonio Costamagna retried as an executive officer of Fuel Systems and as a General Manager of MTM S.r.L. effective February 5, 2014.

(2)

Based on Amendment to a Schedule 13D Information Statement filed on September 2, 2015 by Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust. The Schedule 13G discloses that Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly and as co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the

55

James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares. The Schedule 13G also discloses that Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust, in addition to the shares previously listed. The principal business office of the Filers is located at 125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.

(3)

Based on Amendment No. 5 to a Schedule 13D Beneficial Ownership Report filed on November 4, 2015 by Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.), Becker Drapkin Partners, L.P., Becker Drapkin Partners SLV, LTD, BC Advisors, LLC, Steven R. Becker, and Matthew A. Drapkin.  The report discloses that Steven R. Becker has shared voting power and shared dispositive power on 1,255,398 shares. The report also discloses that BC advisors, LLC, and Matthew A. Drapkin have shared voting power and shared dispositive power on 1,894,565 shares. The report also discloses that: (i) Northern Right Capital (QP), L.P. has sole voting power and sole dispositive power on 639,167 shares; (ii) Becker Drapkin Partners SLV, Ltd. has sole voting power and sole dispositive power on 886,752 shares; and (iii) Northern Right Capital Management, L.P. has sole voting power and sole dispositive power on 368,646 shares, and shared voting power and shared dispositive power on 1,525,919 shares.  As described in more detail in Amendment No. 5 to the Schedule 13D, certain entities and persons have disclaimed beneficial ownership of certain reported shares.  The principal business office of the Filers except for Mr. Becker is located at 10 Corbin Drive, 3rd Floor, Darien, CT 06820.  The principal business office of Mr. Becker is located at 500 Crescent Court, Suite 230, Dallas, TX 75201.

(4)

Based on a Schedule 13G Information Statement filed on January 13, 2016 by Royce & Associates, LLC. The schedule discloses that Royce & Associates, LLC holds 1,372,301 shares. The principal business office of the Filer is located at 745 Fifth Avenue, New York, NY 10151.

(5)

Includes 11,440 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include 6,940 shares of unvested options or (ii) 21,000 unvested restricted stock units held by Mr. Bersani.

(6)

Includes 7,590 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include (i) 4,590 shares of unvested options or (ii) 18,000 unvested restricted stock units held by Mr. Helfand.

(7)	Does not include 6,054 shares of unvested restricted stock held by Mr. Nall.
(8)	Does not include 6,054 shares of unvested restricted stock held by Mr. Pompeo.
(9)

Includes 7,750 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016. Does not include (i) 4,750 shares of unvested options or (ii) 12,000 unvested restricted stock units held by Mr. Seimandi.

(10)	Does not include 6,535 shares of unvested restricted stock held by Mr. Harris.
(11)	Does not include 6,054 shares of unvested restricted stock held by Mr. Clarke.
(12)	Does not include 6,054 shares of unvested restricted stock held by Mr. Johnston.
(13)	Includes an aggregate of 26,780 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following March 7, 2016.

Item 13.	Certain Relationships and Related Transactions and Director Independence.

Review and Approval of Transactions with Related Parties

Pursuant to our Code of Conduct (a copy of which may be found on our website, www.fuelsystemssolutions.com under the caption “Corporate Governance”), all of our directors, officers and employees and those of our subsidiaries are required to disclose to our Board of Directors (for all directors and executive officers) or a local human resource manager (for our other employees) any direct or indirect relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest between any of them, personally, and us or our subsidiaries. In approving or rejecting a proposed transaction, the disinterested members of our Board of Directors or a local human resource manager, as applicable, will consider the facts and circumstances available and deemed relevant, including but not limited to, the risks, costs, and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. The Nominating and Corporate Governance Committee and the Audit Committee have developed certain procedures to periodically review and as necessary approve related party transactions with the entities owned in whole or in part by Mr. Costamagna and his family. After concluding their review, they will only approve those transactions that, in light of known circumstances, are in or are not inconsistent with, the Company’s interests, as they determine in good faith.

Family Relationships among Executive Officers

Mariano Costamagna, our Chief Executive Officer and member of our Board of Directors, is the brother-in-law of Margherita Piumatti, Human Resources Manager of MTM. Ms. Piumatti’s annual salary is approximately $34,000, using the average Euro to U.S. dollar exchange rate for the year ended December 31, 2015. Ms. Piumatti retired from the company in July 2015.

56

Transactions with Entities Owned or Controlled by the Costamagna Family

The Company leases eight buildings in Italy from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna and Pier Antonio Costamagna and their families. Total lease payments to IMCOS Due in 2015 were approximately $2.5 million for the year ended December 31, 2015.   After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015.  All costs which were not billed to the new tenant by the Company were reimbursed by IMCOS Due to the Company at the end of February 2016.

Mariano and Pier Antonio Costamagna, together with one employee of the Company, own 30% of Immobiliare 4 Marzo S.a.s. The Company paid approximately $0.3 million to Immobiliare 4 Marzo S.a.s. in 2015 in connection with the lease of a building.

Mariano and Pier Antonio Costamagna and their family members own 100% of Biemmedue S.p.A. The Company purchased approximately $104,000 of products from Biemmedue in 2015. The Company sold approximately $51,000 of products to Biemmedue in 2015.

Mariano and Pier Antonio Costamagna and their family members own 100% of Biemmedue S.p.A. which owns 100% of A.R.S. Elettromeccanica. In 2015, the Company purchased approximately $1.3 million of products from A.R.S. Elettromeccanica. The Company sold approximately $16,000 of products to A.R.S. Elettromeccanica.

Mariano Costamagna serves on the board of directors of MTM Hydro S.r.L and together with his brother, Pier Antonio Costamagna, owns 46% of MTM Hydro. The Company purchased approximately $350 of products from MTM Hydro and also sold approximately $38,000 of products to MTM Hydro S.r.L in 2015.

Ningbo Topclean Mechanical Technology Co. Ltd is 100% owned by MTM Hydro S.r.L. The Company purchased approximately $1.1 million of products from Ningbo Topclean Mechanical Technology Co. Ltd. in 2015.

Mariano Costamagna serves on the board of directors of Europlast S.r.L. and together with his brother, Pier Antonio Costamagna, and one other immediate family member, owns 90% of Europlast. In 2015, the Company purchased approximately $1.9 million of products from Europlast and also sold approximately $7,200 of products to Europlast.

Mariano Costamagna serves on the board of directors of TCN S.r.L. and together with his brother, Pier Antonio Costamagna, owns 30% of TCN S.r.L. The Company purchased approximately $1.1 million of products from TCN S.r.L. in 2015.  The Company sold approximately $230 of products to TCN S.r.L. in 2015.

Mariano Costamagna serves on the board of directors of TCN VD S.r.L. TCN VD S.r.L. is 90% owned by TCN S.r.L. as well as 3% owned by Mariano Costamagna along with his brother, Pier Antonio Costamagna. Consequently, Mariano Costamagna together with his brother own 30% of TCN VD S.r.L. The Company purchased approximately $1.9 million of semi-manufactured mechanical components from TCN VD S.r.L. in 2015. The Company also sold approximately $22,210 of products to TCN VD S.r.L. in 2015.

Mariano Costamagna and his immediate family own 30% of TCN S.r.L. which owns 100% of Bianco S.p.A. The Company purchased approximately $740 of equipment from Bianco S.p.A. in 2015. The Company also sold approximately $0.6 million of products to Bianco S.p.A. in 2015.

Mariano Costamagna’s immediate family and one employee of the Company own 70% of Erretre S.r.L. The Company purchased approximately $0.1 million of products from Erretre S.r.L. in 2015. The Company also sold approximately $2,300 of spare parts to Erretre S.r.L. in 2015.

Mariano Costamagna and his immediate family own 30% of TCN S.r.L. which owns 90% of Galup S.r.L. The Company purchased approximately $4,140 of products from Galup S.r.L. in 2015.

Mariano Costamagna and his immediate family own 100% of IMCOS Due S.r.L. which owns 100% of Delizie Bakery S.r.L.. The Company sold $46,980 of services to Delizie Bakery S.r.L. in 2015.

Retention of a Director’s Law Firm

Marco Di Toro, a former director of Fuel Systems who resigned effective March 4, 2016, is a partner in the law firm of Grosso, de Rienzo, Riscossa, Di Toro e Associati, which MTM has retained in connection with various matters. For the year ended December 31, 2015, the Company incurred approximately $144,000 for fees and related expenses from Mr. Di Toro’s law firm.

57

Independent Directors

The Board of Directors has determined that Messrs. Nall, Di Toro (resigned effective March 4, 2016), Pompeo, Clarke, Harris, Johnston and Becker are independent under NASDAQ rules. In making its determination of independence regarding Mr. Di Toro, the Board considered the work performed for the Company by the law firm of Grosso, de Rienzo, Riscossa, Di Toro, e Associati, where Mr. Di Toro is a partner. For the year ended December 31, 2015, the Company incurred approximately $144,000 for fees and related expenses from Mr. Di Toro’s law firm as mentioned in the above paragraph.

Item 14.	Principal Accounting Fees and Services.

The Company incurred the following fees by the independent registered public accounting firm PricewaterhouseCoopers LLP for 2015 and 2014:

	2015	2014
Audit fees (1)	$2,027,000	$2,143,000
Tax fees (2)	26,000	51,000
All other fees (3)	296,000	76,000
Total fees	$2,349,000	$2,270,000

(1)

Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of our annual consolidated financial statements for 2015 and 2014, the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, the review of the consolidated financial statements included in our quarterly reports on Form 10-Q for 2015 and 2014, as well as professional services billed by PricewaterhouseCoopers LLP in connection with statutory audits performed for certain foreign subsidiaries.

(2)

Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for tax preparation services, tax planning and tax assistance for 2015 and 2014, respectively.

(3)

“All other fees” includes professional services billed by PricewaterhouseCoopers LLP in connection with IT segregation of duties consulting activities and conflict minerals regulation-related activities, as well as a technical accounting tool renewal license.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The independent registered public accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services provided by PricewaterhouseCoopers LLP during 2015 and 2014 were approved by the Audit Committee under its pre-approval policies and procedures, with the exception of a single project which was allowable under the de minimis exception pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X during 2014.

58

PART IV

Item 15.	Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this report:

(1) Consolidated Financial Statements of Fuel Systems Solutions, Inc.

Report of independent registered public accounting firm.

Consolidated balance sheets as of December 31, 2015 and 2014.

Consolidated statements of operations for the years ended December 31, 2015, 2014, and 2013.

Consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2014, and 2014.

Consolidated statements of stockholders’ equity for the years ended December 31, 2015, 2014, and 2013.

Consolidated statements of cash flows for the years ended December 31, 2015, 2014, and 2013.

Notes to consolidated financial statements.

(2) Supplemental Financial Statement Schedule:

Schedule II—Valuation Accounts.

(b) Exhibits:

59

EXHIBIT INDEX

Certain of the following exhibits, as indicated by footnote, were previously filed as exhibits to registration statements or reports filed by the Company or its predecessor companies and are hereby incorporated by reference to such statements or reports. The Company’s Exchange Act file number is 1-32999, the Exchange Act file number of IMPCO Technologies, Inc., our predecessor company, is 1-15143, and the Exchange Act file number of AirSensors, Inc., a predecessor company, was 0-16115.

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of September 1, 2015, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on September 2, 2015).

2.2

Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 6, 2016, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc., and Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on March 7, 2016).

3.1

Amended and Restated Certificate of Incorporation of Fuel Systems Solutions, Inc., as currently in effect (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

3.2	Bylaws of Fuel Systems Solutions, Inc., as currently in effect (incorporated by reference to Exhibit 3.1 of the Company’s Report on Form 8-K filed on October 2, 2013).
4.1

Stockholder Protection Rights Agreement dated as of June 27, 2006 between Fuel Systems Solutions, Inc. and ChaseMellon Stockholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-4 filed on June 27, 2006; SEC File No. 333-135378).

4.2

Amendment No. 1 to Stockholder Protection Rights Agreement, dated as of July 21, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 21, 2009; SEC File No. 001-32999).

4.3

Amendment No. 2 to Stockholder Protection Rights Agreement, dated as of September 11, 2015, between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 14, 2015; SEC File No. 001-32999).

4.4

Specimen of common stock certificate of Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 3.7 of the Company’s Registration Statement on Form S-4 filed on June 27, 2006; SEC File No. 333-135378).

10.1+	2009 Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 9, 2009; SEC File No. 001-32999).
10.2+	2009 Restricted Stock Plan, as amended (incorporated by reference to Appendix B to the Company’s Proxy Statement filed on April 14, 2015; SEC File No. 001-32999).
10.3+

Form of Restricted Stock Agreement under 2009 Restricted Stock Plan (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on July 9, 2009; SEC File No. 001-32999).

10.4+

Form of Restricted Stock Unit Agreement under 2009 Restricted Stock Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; SEC File No. 001-32999).

10.5+

Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Mariano Costamagna (incorporated by reference to Exhibit 10.3 of the C ompany’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; SEC File No. 001-32999).

10.6+

Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Pietro Bersani (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; SEC File No. 001-32999).

10.7+

Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Michael Helfand (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; SEC File No. 001-32999).

60

Exhibit No.	Description
10.8+

Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Marco Seimandi (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; SEC File No. 001-32999).

10.9+

Fuel Systems Solutions, Inc. Deferred Compensation Plan and Plan Adoption Agreement, each as amended and restated, effective January 1, 2008 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; SEC File No. 001-32999).

10.10+

First Amendment, dated December 31, 2008, to the Fuel Systems Solutions, Inc. Deferred Compensation Plan effective January 1, 2008 (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; SEC File No. 001-32999).

10.11	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on July 9, 2009; SEC File No. 001-32999).
10.12

Loan Agreement between MTM, S.r.L. and Unicredit Banca Medio Credito S.p.A., dated December 2, 2004 (incorporated by reference to Ex. 10.3 to IMPCO Technologies, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2005; SEC File No. 001-15143).

10.13

English summary of Financing Agreement dated December 22, 2008, by and among MTM S.r.L., Banca IMI S.p.A. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 29, 2008; SEC File No. 001-32999).

10.14

Committed Credit Facility dated July 10, 2009 between Fuel Systems, Inc. /IMPCO Technologies, Inc. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 17, 2009; SEC File No. 001-32999).

10.15

First Amendment to Agreement dated April 30, 2014 between Fuel Systems Solutions, Inc., IMPCO Technologies, Inc., IMPCO Technologies B.V. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 6, 2014; SEC File No. 001-32999).

10.16

Second Amendment to Agreement dated April 30, 2015 between Fuel Systems Solutions, Inc., IMPCO Technologies, Inc., IMPCO Technologies B.V. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 30, 2015; SEC File No. 001-32999).

10.17+	Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 20, 2011; SEC File No. 001-32999).
10.18+	Amendment No. 1 to 2011 Stock Option Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015; SEC File No. 001-32999).
10.19+	Fuel Systems Solutions, Inc. 2011 Phantom Stock Option Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 20, 2011; SEC File No. 001-32999).
10.20+

Form of Nonqualified Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

10.21+

Form of Incentive Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

10.22+

Form of Phantom Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Phantom Stock Option Plan (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

10.23+

Settlement Agreement, dated May 28, 2014, between Pier Antonio Costamagna and M.T.M. S.r.L. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 30, 2014).

10.24+

Agreement dated as of October 29, 2014 by and among Fuel Systems Solutions, Inc., Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., and Becker Drapkin Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 30, 2014).

61

Exhibit No.	Description
10.25+

Separation Agreement and General Release between Roberto Olivo and Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 24, 2014).

10.26+

Minutes of Settlement Agreement between Roberto Olivo and MTM S.r.l. (English translation) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 24, 2014).

10.27+

Retirement Agreement dated April 24, 2016 between Mariano Costamagna, Fuel Systems Solutions, Inc. and MTM S.r.L. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 28, 2015).

10.28+

Amendment to Retirement Agreement between Mariano Costamagna and Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 18, 2015).

10.29+

Agreement for the Provision of Interim Management Services dated April 24, 2015 between Fuel Systems Solutions, Inc. and AP Services, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 28, 2015).

10.30+

Supplemental Employment Agreement between Fuel Systems Solutions, Inc. and Pietro Bersani, dated August 6, 2015 (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015).

10.31+

Supplemental Employment Agreement between Fuel Systems Solutions, Inc. and Michael Helfand, dated August 6, 2015 (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015).

10.32

Voting Agreement dated as of September 1, 2015 by and among Westport Innovations Inc., Fuel Systems Solutions, Inc., and each of K&M Douglas Trust, James Douglas And Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on September 2, 2015).

10.33+

Employment Contract, dated February 17, 2016, between MTM Srl and Andrea Alghisi (English Translation) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on March 3, 2016).

21.1*	Significant Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, with respect to Fuel Systems Solutions, Inc.
24.1*	Powers of Attorney (included on the signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
+	Management contract or compensatory plan or arrangement.

62

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 14, 2016.

FUEL SYSTEMS SOLUTIONS, INC.
By:	/S / MARIANO COSTAMAGNA
Name:	Mariano Costamagna
Title:	Chief Executive Officer

63

SIGNATURES & POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mariano Costamagna and Pietro Bersani, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this annual report on Form 10-K under the Securities Exchange Act of 1934, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in- fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S / MARIANO COSTAMAGNA	Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2016
Mariano Costamagna

/S / PIETRO BERSANI	Chief Financial Officer (Principal Financial Officer)	March 14, 2016
Pietro Bersani

/S / MICHAEL HELFAND	Senior Vice President Finance and Chief Accounting Officer (Principal Accounting Officer)	March 14, 2016
Michael Helfand

/S / JOSEPH E. POMPEO	Director	March 14, 2016
Joseph E. Pompeo

/S/ COLIN S. JOHNSTON	Director	March 14, 2016
Colin S. Johnston

/S / TROY A. CLARKE	Director	March 14, 2016
Troy A. Clarke

/S / JAMES W. NALL	Director	March 14, 2016
James W. Nall

/S / ANTHONY HARRIS	Director	March 14, 2016
Anthony Harris

/S / STEVEN R. BECKER	Director	March 14, 2016
Steven R. Becker

64

FUEL SYSTEMS SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fuel Systems Solutions, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index located on page F-1 present fairly, in all material respects, the financial position of Fuel Systems Solutions, Inc. and its subsidiaries (the Company) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the accompanying index located on page F-1, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 9A.  Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, in 2015 the Company changed the manner in which deferred tax assets and liabilities, along with any related valuation allowance, are classified on the balance sheet.  Additionally, as discussed in Note 17 to the consolidated financial statements, the Company has significant transactions with related parties.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 14, 2016

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$60,162	$85,180
Accounts receivable less allowance for doubtful accounts of $3,005 and $3,129 at December 31, 2015 and December 31, 2014, respectively	44,524	46,952
Inventories	62,717	80,001
Other current assets	15,523	21,271
Short-term investments	1,000	6,614
Related party receivables, net	316	5,094
Total current assets	184,242	245,112
Equipment and leasehold improvements, net	35,583	48,937
Goodwill	0	7,363
Deferred tax assets, net	4,552	14,564
Intangible assets, net	2,680	6,964
Other assets	1,382	1,065
Total Assets	$228,439	$324,005
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$34,117	$39,918
Accrued expenses	26,859	33,446
Income taxes payable	233	445
Term loans and debt	9	207
Related party payables	2,525	2,744
Total current liabilities	63,743	76,760
Other liabilities	9,858	9,745
Deferred tax liabilities, net	751	765
Total Liabilities	74,352	87,270
Commitments and contingencies (Note 18)
Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at December 31, 2015 and 2014	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,143,108 issued and 18,094,043 outstanding at December 31, 2015; and 20,114,427 issued and 19,769,617 outstanding at December 31, 2014	20	20
Additional paid-in capital	322,144	320,820
Shares held in treasury, 2,049,065 and 344,810 shares at December 31, 2015 and 2014, respectively	(20,742)	(3,692)
Accumulated Deficit	(101,286)	(54,151)
Accumulated other comprehensive loss	(46,049)	(26,403)
Total Fuel Systems Solutions, Inc. Equity	154,087	236,594
Non-controlling interest	0	141
Total Equity	154,087	236,735
Total Liabilities and Equity	$228,439	$324,005

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Revenue	$263,397	$339,128	$399,841
Cost of revenue	204,023	264,471	312,703
Gross profit	59,374	74,657	87,138
Operating Expenses:
Research and development expense	21,223	26,194	27,540
Selling, general and administrative expense	61,862	58,341	55,189
Impairments	13,766	44,341	0
Total operating expenses	96,851	128,876	82,729
Operating (loss) income	(37,477)	(54,219)	4,409
Other (expense) income, net	(141)	1,266	(1,536)
Interest income	424	980	1,062
Interest expense	(445)	(829)	(847)
(Loss) income from operations before income taxes and non-controlling interest	(37,639)	(52,802)	3,088
Income tax expense	(9,521)	(610)	(3,566)
Net loss	(47,160)	(53,412)	(478)
Less: net loss (income) attributed to non-controlling interests	25	(4)	18
Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(2.55)	$(2.66)	$(0.02)
Diluted	$(2.55)	$(2.66)	$(0.02)
Number of shares used in per share calculation:
Basic	18,486,083	20,074,773	20,073,360
Diluted	18,486,083	20,074,773	20,073,360

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Years Ended December 31,
	2015	2014	2013
Net loss	$(47,160)	$(53,412)	$(478)
Other comprehensive (loss) income, net of tax except for foreign currency items:
Foreign currency translation adjustments	(19,647)	(26,374)	1,875
Unrealized (loss) gain on investments:
Unrealized holding (loss) gain arising during period	0	(55)	55
Foreign currency unrealized (loss) gain on investments during period	0	(245)	385
Net realized loss (gain) reclassified during period	0	691	(686)
Other comprehensive (loss) income, net of tax except for foreign currency items	(19,647)	(25,983)	1,629
Comprehensive (loss) income	(66,807)	(79,395)	1,151
Less: net comprehensive loss attributable to the non-controlling interest	26	15	10
Comprehensive (loss) income attributable to Fuel Systems Solutions, Inc.	$(66,781)	$(79,380)	$1,161

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Fuel Systems Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Equity
	Shares	Amount
Balance, December 31, 2012	20,039,020	$20	$319,667	$(305)	$(275)	$(2,060)	0	$317,047
Net loss	0	0	0	0	(460)	0	(18)	(478)
Foreign currency translation adjustment	0	0	0	0		1,867	8	1,875
Unrealized net loss on investments, net of tax	0	0	0	0	0	55	0	55
Unrealized foreign exchange gain on investment, net of tax	0	0	0	0	0	385	0	385
Realized foreign exchange gain on investment, net of tax	0	0	0	0	0	(420)	0	(420)
Realized foreign exchange gain on sale of foreign subsidiary, net of tax	0	0	0	0	0	(266)	0	(266)
Evotek acquisition compensation expense	14,868	0	0	0	0	0	0	0
Common stock issued upon exercise of options	30,000	0	316	0	0	0	0	316
Issuance and vesting of stock options	0	0	186	0	0	0	0	186
Issuance and vesting of restricted stock, net of shares withheld for employee tax	12,122	0	176	0	0	0	0	176
Shares held in trust for deferred compensation plan, at cost	0	0	0	10	0	0	0	10
Change in control in Rohan BRC							166	166
Balance, December 31, 2013	20,096,010	$20	$320,345	$(295)	$(735)	$(439)	156	$319,052
Net (loss) income	0	0	0	0	(53,416)	0	4	(53,412)
Foreign currency translation adjustment	0	0	0	0	0	(26,355)	(19)	(26,374)
Unrealized net loss on investments, net of tax	0	0	0	0	0	(55)	0	(55)
Unrealized foreign exchange loss on investment, net of tax	0	0	0	0	0	(245)	0	(245)
Realized foreign exchange loss on investment, net of tax	0	0	0	0	0	691	0	691
Issuance and vesting of stock options	0	0	225	0	0	0	0	225
Repurchase of common stock	(336,811)	0	0	(3,416)	0	0	0	(3,416)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	10,418	0	250	0	0	0	0	250
Shares held in trust for deferred compensation plan, at cost	0	0	0	19	0	0	0	19
Balance, December 31, 2014	19,769,617	$20	$320,820	$(3,692)	$(54,151)	$(26,403)	$141	$236,735
Net loss	0	0	0	0	(47,135)	0	(25)	(47,160)
Foreign currency translation adjustment	0	0	0	0	0	(19,646)	(1)	(19,647)
Issuance and vesting of stock options	0	0	215	0	0	0	0	215
Repurchase of common stock	(1,704,255)	0	0	(17,109)	0	0	0	(17,109)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	28,681	0	1,109	0	0	0	0	1,109
Termination of deferred compensation plan, at cost	0	0	0	59	0	0	0	59
Acquisition of remaining equity in Rohan	0	0	0	0	0	0	(115)	(115)
Balance, December 31, 2015	18,094,043	20	322,144	(20,742)	(101,286)	(46,049)	0	154,087

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and other amortization	9,222	10,724	10,917
Amortization of intangibles arising from acquisitions	1,572	2,285	2,915
Impairments	13,766	44,341	0
Provision for doubtful accounts	1,906	319	583
Write down of inventory	2,808	4,239	4,310
Loss on acquisition	0	0	2,024
Other non-cash items	242	14	(222)
Deferred income taxes	7,950	(2,788)	(1,939)
Unrealized loss (gain) on foreign exchange transactions	1,283	(685)	2,961
Compensation expense related to equity awards	1,324	475	362
Loss on abandonment of leased property	0	1,993	0
Loss (gain) on disposal of equipment and other assets	866	1,573	(281)
Reduction of contingent consideration	0	0	(406)
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(3,531)	11,657	10,552
Decrease in inventories	4,842	446	1,649
Decrease (increase) in other current assets	2,546	(3,365)	(6,338)
Decrease (increase) in other assets	135	751	(596)
(Decrease) increase in accounts payable	(1,274)	4,137	(2,288)
(Decrease) increase in income taxes payable	(200)	289	(2,522)
(Decrease) increase in accrued expenses and long-term liabilities	(1,239)	(1,488)	158
Receivables from/payables to related party, net	2,448	(3,077)	223
Net cash (used in) provided by operating activities	(2,469)	18,424	21,602
Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(7,417)	(13,726)	(9,506)
Purchase of investments	(6,000)	(4,000)	(14,626)
Sale of investments	0	0	6,753
Redemption of investment at maturity	11,000	11,456	0
Acquisitions, net of cash acquired	(440)	0	(841)
Other	517	210	244
Net cash used in investing activities	(2,340)	(6,060)	(17,976)
Cash flows from financing activities:
Payments on term loans and other loans	(178)	(184)	(582)
Increase in treasury shares (share repurchase program)	(17,109)	(3,416)	0
Other	59	19	327
Net cash used in financing activities	(17,228)	(3,581)	(255)
Net (decrease) increase in cash and cash equivalents	(22,037)	8,783	3,371
Effect of exchange rate changes on cash	(2,981)	(4,564)	1,915
Net (decrease) increase in cash and cash equivalents	(25,018)	4,219	5,286
Cash and cash equivalents at beginning of period	85,180	80,961	75,675
Cash and cash equivalents at end of period	60,162	85,180	80,961

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements

1.	Description of the Business

Fuel Systems Solutions, Inc. (“Fuel Systems” and the “Company”) designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions.  The Merger Agreement was amended on March 6, 2016 (see Note 23).

2.	Summary of Significant Accounting Policies

(a) Principles of consolidation—The Consolidated Financial Statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition. The Company’s share in the earnings or losses for its joint ventures would be reflected in equity share in income of unconsolidated affiliates. If the investment in an unconsolidated joint venture is reduced to a zero balance due to prior losses, the Company recognizes any further losses related to its share to the extent that there are any receivables, loans or advances to the joint venture. These additional losses would be reflected in selling, general, and administrative expenses.

(b) Use of estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

(c) Cash and cash equivalents—The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

(d) Restricted cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in place, the amounts are reclassified to cash and cash equivalents.

(e) Investments—The Company determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

(f) Inventories—The Company values its inventories at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(g) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method principally over the following useful lives: dies, molds, and

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

patterns shorter of 3 to 7 years or estimated product life; machinery and equipment 5 to 10 years; office furnishings and equipment 3 to 7 years; automobiles and trucks 5 years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Design and development costs incurred in conjunction with the procurement of dies, molds, and patterns are immaterial. Depreciation of equipment acquired under a capital lease is provided using the straight line method over the shorter of the useful life of the equipment or the duration of the lease.

(h) Impairment of Goodwill—Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net tangible and intangible assets acquired.

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company’s reporting units. The Company compares the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company revalues all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment has occurred. The Company’s estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company’s annual long-range planning process. The Company also makes estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs in the fair value hierarchy.

In 2015, an interim impairment test had been performed in the third quarter due to the proposed transaction with Westport (see Note 1).  The Company was no longer required to perform its annual impairment analysis on October 1, 2015 as the balance of the goodwill was zero.

In 2014, an interim impairment test had been performed in the second quarter prompted by the trading values of the Company’s stock at the time, and the corresponding decline in market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. The 2014 annual goodwill impairment testing was performed as of October 1, 2014. Consideration was given to the period between the testing date and December 31, 2014, in order to conclude that no facts or circumstances arose that would lead to a different conclusion as of December 31, 2014. See Note 15 for disclosure of the impairment results.

Impairment of Long-Lived Assets— The Company evaluates the useful lives of other intangible assets, mainly existing technology, trade name, and customer relationships to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Among the intangible assets acquired, existing technology and trade name are amortized using the straight line method, the best estimate of the pattern of the economic benefits, and customer relationships are amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization expense related to existing technology and customer relationships is reported as a component of cost of revenue.

The Company reviews long-lived assets, including equipment and leasehold improvements and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company groups assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flows analysis or appraisals. See Note 15 for disclosure of the impairment results.

(i) Warranty costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(j) Research and development costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized and amortized over the expected useful life of the equipment.

(k) Advertising Costs—Advertising costs are expensed as incurred. Advertising expense was $1.3 million, $1.9 million, and $2.2 million for the years ended December 31, 2015, 2014, and 2013, respectively.

(l) Revenue recognition—The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectability is reasonably assured. The Company considers arrangements with extended payment terms not to be fixed or determinable unless they are secured under an irrevocable letter of credit arrangement guaranteed by a reputable financial institution, and accordingly, the Company defers such revenue until payment is received.

The Company recognizes engineering and construction contract revenues using the completed contract method. Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated on the balance sheet, but no profit or income is recorded before completion or substantial completion of the work. If at any time during the construction the Company incurs costs overrun, the excess cost is recorded on the books as a loss.

The company standard warranty period ranges from 18 to 36 months from the date of delivery to the customer, depending on the product. The Company through some of its subsidiaries occasionally offers extended warranty programs on some markets and products. The consideration received for extended warranty services is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis in its consolidated statement of operations. The Company classifies shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

(m) Allowance for doubtful accounts—The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

(n) Net loss per share attributed to Fuel Systems—Basic loss per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents.

(o) Income taxes—The Company uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards and liabilities, and are included within the consolidated balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the consolidated statement of operations.

The Company follows the interpretations of the Financial Accounting Standard Board (“FASB”), which establish a single model to address accounting for uncertain tax positions. The interpretations clarify the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(p) Stock based compensation—The Company’s stock-based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. The Company recognizes compensation expense for all stock-based payment

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

arrangements, over the requisite service period of the award. For stock options, the Company determines the grant date fair value using the Black-Scholes option-pricing model, which requires the input of certain assumptions, including the expected life of the stock-based payment awards, stock price volatility and risk-free interest rates. For restricted stock the Company determines the fair value based on the fair market values of the underlying stock on the dates of grant.

(q) Foreign currency translation—Assets and liabilities of the Company’s consolidated foreign subsidiaries are generally translated at period-end exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as foreign currency components of other comprehensive income (loss) in equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. The functional currency for each of the Company’s international subsidiaries is the local currency of the subsidiary. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. The Company generally recognizes foreign exchange gains and losses on the consolidated statement of operations for intercompany balances that are denominated in currencies other than the reporting currency. In the event that the Company determines that intercompany balances between the Company and its subsidiary will not be settled in the foreseeable future, the foreign exchange gains and losses are deferred as part of the cumulative translation adjustment on the consolidated balance sheet.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations (in other (expense) income, net) as incurred.

(r) Financial instruments—Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

At December 31, 2015 and 2014, the fair value of the Company’s term loans approximated carrying value. The estimated fair values of the Company’s financial instruments have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of current financial assets, current liabilities, and other assets are estimated to be equal to their carrying amounts.

(s) Comprehensive income (loss)—The Company presents comprehensive income (loss) in the consolidated statements of comprehensive income (loss). Comprehensive income (loss) includes, in addition to net income (loss), changes in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of equity on the consolidated balance sheet. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains (losses) on investments.

(t) Treasury stock—Treasury shares are accounted for as a deduction of equity. Any consideration paid or received is recognized directly in equity so that treasury stock is accounted for using the cost method and reported as shares held in treasury on the Company’s consolidated balance sheet. When treasury stock is reissued, the value is computed and recorded using a first-in-first-out basis.

(u) Reclassifications— In connection with the preparation of the financial statements for the six months ended June 30, 2015, the Company determined there was an error in the balance sheet classification of the Company's accrued warranty obligation and deferred revenue in its previously reported balance sheets.  The Company has revised the December 31, 2014 balance sheet to correct for the classification of $1.9 million of accrued warranty obligation and $1.7 million of deferred revenue, within current liabilities to other liabilities.  The revision resulted in a decrease in current liabilities and an increase in non-current liabilities.  This revision is not considered material to the previously issued financial statements and does not impact previously reported consolidated results of operations or statements of cash flows.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Recent Accounting Pronouncements

In April 2014, the FASB issued a new accounting standard update that improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results.  The amendments in this update are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014.  Early adoption is permitted.  The adoption of this standard did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services.  In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning 2018, with early adoption permitted in the beginning of 2017.  This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption.  The Company is currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period.  The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition.  The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier adoption is permitted.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The Company is currently evaluating this standard, which presently is not expected to have a material impact of the Company’s financial statements.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes.  This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position.  This update may be applied prospectively or retrospectively to all periods presented.  The Company has adopted this standard and has applied the requirements retrospectively to all periods presented.  The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

In February 2016, the FASB issued a new lease accounting standard.  The key objective of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, a dual model has been retained, with leases to be designated as operating leases or finance leases. Expenses will be recognized on a straight-line basis for operating leases, and a front-loaded basis for finance leases. For public entities, the new standard is effective for periods beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. The Company is currently evaluating the impact of the new standard on its financial position, results of operations and cash flows.

3.	Acquisitions

Acquisition of ClimaCab

On August 20, 2015, the Company completed the acquisition of selected assets and technology of ClimaCab auxiliary power unit climate control devices (“ClimaCab”), products systems and components thereof manufactured by Crosspoint Solutions, LLC, for approximately $0.4 million in cash.  The acquisition was justified by business and operations opportunities.

The purchase price has been allocated based on management’s preliminary estimates as follows (in thousands):

Intangible assets subject to amortization	$310
Equipment	130
Total Assets Acquired	$440

Of the $0.4 million of acquired assets, $0.3 million has been allocated to developed technology with a useful life of 7 years and $0.1 million has been allocated to engineering and production test equipment.  The useful life of the equipment ranges between 5 and 7 years.  Management considered any goodwill acquired to be immaterial and did not recognize it as of the acquisition date.

The Consolidated Financial Statements include the results of operations of the acquired business from the date of acquisition. Net sales and earnings related to the acquisition for the year ended December 31, 2015 were not significant to the consolidated results. Pro forma information related to these acquisitions has not been included because the impact to the Company’s consolidated results of operations was not material.

The Company has determined that the acquisition of ClimaCab was a non-material business combination.  As such, pro forma disclosures are not required and are not presented within this filing.

Acquisition of additional equity interest in Rohan BRC

On September 13, 2013, the Company acquired an additional 44.89% equity interest in Rohan BRC Gas Equipment Private Limited (“Rohan BRC”), an Indian company that assembles, sells and services Liquefied Petroleum Gas (“LPG”) and Compressed Natural Gas (“CNG”) equipment for automotive or other use, for both Original Equipment Manufacturers (“OEM”) and retrofit markets. This acquisition was justified by business and operations opportunities. The aggregate purchase price for the acquisition of the additional ownership interest in Rohan BRC totaled approximately $1.2 million (€0.9 million), net of cash acquired of $0.1 million (€0.1 million), of which $0.8 million (€0.6 million) was paid at closing, with the remainder paid in the fourth quarter of 2015.

The Company previously owned an equity interest of 50.01% in Rohan BRC and accounted for it under the equity method due to a lack of control on its board of directors and on the majority of its operations. Consequently, the acquisition of the additional 44.89% qualified as a step-acquisition. In accordance with the step-acquisition authoritative guidance, the previously held equity interest in Rohan BRC, including inventory on consignment, was re-measured at fair value on the date of acquisition resulting in a fair value of $2.0 million (€1.5 million), and then the total consideration paid for the additional equity interest acquired was compared to its fair value on the date of acquisition. The re-measurement resulted in a loss of $2.0 million (€1.5 million), recorded in cost of revenue for the year ended December 31, 2013.

The results of operations of Rohan BRC have been included in the accompanying consolidated statements of operations from the date of acquisition within the FSS Automotive operating segment.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The Company determined that the acquisition of the additional 44.89% equity interest in Rohan BRC was a non-material business combination. As such, pro forma disclosures are immaterial and are not presented within this filing. Revenue and net loss related to the Rohan BRC acquisition recognized in 2013 were approximately $1.8 million and $0.2 million, respectively.

4.	Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

The Company maintained investments in trading securities in connection with its non-qualified Deferred Compensation Plan, whereby selected key employees and directors elected to defer a portion of their compensation each year. The Company’s investments associated with its Deferred Compensation Plan consisted of mutual funds that are publicly traded and for which inputs are directly or indirectly observable in the marketplace. These trading securities are reported at fair value, with unrealized gains and losses included in earnings. In addition, the Deferred Compensation liability includes the value of deferred shares of the Company’s common stock, which is publicly traded and for which current market prices are readily available. The fair market value of the investments in the Deferred Compensation Plan is included in short-term investments starting from the second quarter of 2014 (following termination of the plan, as discussed below), with the corresponding deferred compensation obligation included in accrued expenses on the Consolidated Balance Sheets. Changes in the fair value of the benefits payable to participants and investments are both recognized as components of compensation expense. The net impact of changes in fair value was not material. The Deferred Compensation Plan was terminated during the second quarter of 2014 with the funds distributed in July 2015.

Cash, cash equivalents, and investments consist of the following (in thousands):

	As of
	December 31, 2015	December 31, 2014
Cash and cash equivalents:
Cash	$48,343	$56,038
Money market funds	11,819	29,142
Total cash and cash equivalents	$60,162	$85,180
Investments:
Trading securities:
Deferred Compensation Plan assets	0	614
Other investments, held to maturity:
Time deposits (1) (2)	1,000	6,000
Total investments	$1,000	$6,614
Short term investments	$1,000	$6,614
Long term investments	$0	$0

Note (1): At December 31, 2015, this amount represents one Bank of America certificates of deposit (no interest if withdrawn before maturity): a $1 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate.

Note (2): At December 31, 2014, this amount represents three Bank of America certificates of deposit (no interest if withdrawn before maturity): a $2 million certificate of deposit with a maturity date of January 16, 2015 and 0.26% interest rate, a $3 million certificate of deposit with a maturity date of January 22, 2015 and 0.26% interest rate, and a $1 million certificate of deposit with a maturity date of September 25, 2015 and 0.34% interest rate.

During the twelve months ended December 31, 2013, there were realized gains of approximately $0.4 million pertaining to €5.0 million of notional amount of German Government bonds acquired above par at 100.435 in June of 2012 for $6.3 million, with a maturity date of March 14, 2014, and sold before maturity at 100.09 on February 8, 2013 for approximately $6.8 million.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

As of December 31, 2015 and 2014, restricted cash balance was approximately $0.4 million and $0.4 million, respectively, included in other assets.

5.	Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

		Fair value measurement at reporting date using
	As of December 31, 2015	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$11,819	$11,819	$0	$0
Other investments, held to maturity:
Time deposits	1,000		1,000	0
Total	$12,819	$11,819	$1,000	$0

		Fair value measurement at reporting date using
	As of December 31, 2014	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$29,142	$29,142	$0	$0
Trading securities:
Deferred Compensation Plan assets	614	0	614	0
Other investments, held to maturity:
Time deposits	6,000	0	6,000	0
Total	$35,756	$29,142	$6,614	$0

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

6.	Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value.  Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of December 31,
	2015	2014
Raw materials and parts	$41,268	$48,221
Work-in-process	1,875	2,214
Finished goods	18,462	28,169
Inventory on consignment	1,112	1,397
Total inventories	$62,717	$80,001

7.	Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of December 31,
	2015	2014
Dies, molds, and patterns	$4,964	$5,703
Machinery and equipment	56,108	62,635
Office furnishings and equipment	19,787	21,760
Automobiles and trucks	4,121	4,915
Leasehold improvements	15,881	19,925
Total equipment and leasehold improvements	100,861	114,938
Less: accumulated depreciation	(65,278)	(66,001)
Equipment and leasehold improvements, net of accumulated depreciation	$35,583	$48,937

Depreciation expense related to equipment and leasehold improvements was $9.2 million, $10.7 million, and $10.9 million in 2015, 2014, and 2013, respectively.

In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy by its FSS Automotive operations, which resulted in write offs of leasehold improvements for approximately $2.0 million (see Note 17).

During 2015 and 2014, as part of its long-lived assets impairment analysis, the Company recorded approximately $4.4 million and $2.7 million, respectively, of impairment on equipment and leasehold improvements (see Note 15).

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

8.	Goodwill and Intangibles

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2015 and 2014 are as follows (in thousands):

	FSS Automotive	FSS Industrial	Total
Net balance as of December 31, 2013	$41,028	$7,868	$48,896
Impairment loss (1)	(35,780)	(4,158)	(39,938)
Currency translation	(1,543)	(52)	(1,595)
Goodwill, gross	$48,089	$15,911	$64,000
Accumulated impairment losses	(44,384)	(12,253)	(56,637)
Net balance as of December 31, 2014	$3,705	$3,658	$7,363
Impairment loss (1)	(3,357)	(3,658)	(7,015)
Currency translation	(348)	0	(348)
Goodwill, gross	$47,550	$16,386	$63,936
Accumulated impairment losses	(47,550)	(16,386)	(63,936)
Net balance as of December 31, 2015	$0	$0	$0

Note (1): see Note 15.

At December 31, 2015 and 2014, intangible assets consisted of the following (in thousands):

	WT. Average Remaining Amortization Period (in years)	As of December 31, 2015			As of December 31, 2014
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.0	$23,551	$(22,693)	$858	$25,534	$(21,836)	$3,698
Customer relationships	11.1	17,800	(16,383)	1,417	19,385	(17,330)	2,055
Trade name	4.8	3,810	(3,405)	405	4,432	(3,221)	1,211
Total		$45,161	$(42,481)	$2,680	$49,351	$(42,387)	$6,964

Amortization expense related to existing technology and customer relationships of approximately $1.3 million, $1.8 million, and $2.3 million for the years ended December 31, 2015, 2014, and 2013, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements for the years ended December 31, 2015, 2014, and 2013 was approximately $0.3 million, $0.5 million, and $0.7 million, respectively, and is reported as a component of operating expense.

During 2015 and 2014, as part of its long-lived assets impairment analysis the Company recorded approximately $2.3 million and $1.7 million, respectively, of impairment on intangible assets (see Note 15).

Amortization expense as of December 31, 2015 for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
2016	$648
2017	492
2018	358
2019	284
2020	255
Thereafter	643
$2,680

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

9.	Accrued Expenses

The following table details the components of accrued expenses as of December 31, 2015 and 2014 (in thousands):

	As of December 31,
	2015	2014
Accrued warranty	$3,118	$4,584
Accrued payroll obligations	8,027	10,620
Unearned revenue	8,444	9,998
Accrued other	7,270	8,244
	$26,859	$33,446

Changes in the Company’s product warranty liability during the years ended December 31, 2015, 2014, and 2013 are as follows (in thousands):

	Years Ended December 31,
Warranty reserve for the period ended:	2015	2014	2013
Balance at beginning of period	$6,424	$8,695	$11,639
Provisions charged to costs and expenses	4,651	4,763	3,517
Settlements	(4,364)	(5,288)	(4,779)
Adjustments to pre-existing warranties	(661)	(1,118)	(1,520)
Effect of foreign currency translation	(717)	(628)	(162)
Balance at end of period	$5,333	$6,424	$8,695

Unearned revenue as of December 31, 2015 and 2014 relates to amount of approximately $5.9 million and $6.8 million, respectively, deferred under a contract to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela (see Note 17). The Company accounts for this project under the completed contract method. The remainder of unearned revenue as of December 31, 2015 and 2014 relates primarily to advance payments by customers, amounting to $2.1 million and $2.6  million, respectively, and to purchased extended warranties by customers, amounting to $0.4 million and $2.2 million, respectively.

10.	Income Taxes

Income (loss) before income taxes, equity share in income of unconsolidated affiliates, and non-controlling interests for U.S. and foreign-based operations is shown below (in thousands):

	Years Ended December 31,
	2015	2014	2013
U.S.	$(25,394)	$(9,888)	$(4,037)
Foreign	(12,245)	(42,914)	7,125
Income from operations before income taxes and non-controlling interests	$(37,639)	$(52,802)	$3,088

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2015	2014	2013
Current:
Federal	$0	$0	$(138)
State	13	11	5
Foreign	1,558	3,387	5,638
	1,571	3,398	5,505
Deferred:
Federal and state	(5,530)	(2,169)	2,565
Foreign	(3,354)	(2,842)	(2,945)
Change in valuation allowance	16,834	2,223	(1,559)
	7,950	(2,788)	(1,939)
Total provision for income taxes	$9,521	$610	$3,566

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2015	2014
Deferred Tax Assets:
Federal and State NOL Carryovers	$28,984	$29,705
Federal Tax Credit Carryover	5,368	1,665
Foreign NOL and credit Carryovers	9,817	9,804
Inventory reserves	4,490	5,273
Accrued Expenses	1,416	3,269
Intangible Assets	9,515	6,355
Other, net	6,277	4,449
Valuation allowance	(63,430)	(47,317)
Total Deferred Tax Asset	2,437	13,203
Fixed assets and intangibles	1,364	596
Net deferred Tax Asset	$3,801	$13,799

Deferred assets—noncurrent	$4,552	$14,564
Deferred tax liabilities—noncurrent	$(751)	$(765)

Based upon the substantial net operating loss carryovers and a recent history of losses incurred in certain jurisdictions, management cannot conclude that it is more likely than not that the deferred tax assets in the U.S. and certain foreign jurisdictions will be realized. Accordingly, a valuation allowance has been recorded to offset these amounts. The balance of the total valuation allowance was $63.4 million and $47.3 million as of December 31, 2015 and 2014, respectively.  In addition, the Company expects to maintain a full valuation allowance of substantially all of its net deferred tax assets in the U.S. and certain foreign jurisdictions until it can sustain a level of profitability that demonstrates its ability to utilize the assets.  During the quarter ended March 31, 2015, the Company recorded a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of the year in Italy, as the Company has determined that is more likely than not that these assets will not be realized in the foreseeable future.  This conclusion was based on the weight of the available positive and negative evidence, including that the Company incurred a three-year cumulative loss in Italy (after adjustments required for tax purposes) as of December 31, 2015.

The Company has federal net operating loss carryforwards of approximately $85.6 million that expire between 2020 and 2035. The Company also has state net operating loss carryforwards of approximately $35.3 million that expire between 2016 and 2035. The Company has net operating loss carryforwards in foreign jurisdictions of approximately $25.6 million that begin to expire in 2016. The Company has research tax credit carryforwards for Federal Income Tax purposes of approximately $2.4 million that expire between 2028 and 2035. The Company also has research and development credit carryforwards for state income tax purposes of approximately $3.0 million, which do not expire for tax reporting purposes. The Company also has $5.2 million of U.S. foreign tax credits that begin to expire in 2017. The Company has tax credits in foreign jurisdictions of $2.0 million that begin to expire in 2021.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Not included in the deferred tax assets as of December 31, 2015 is approximately $1.9 million of excess tax benefits related to employee stock compensation. If and when realized, the tax benefit of these assets will be accounted for as a credit to additional paid-in capital, rather than a reduction of the income tax provision.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is based on the consolidated income from operations before income taxes, equity share in income of unconsolidated affiliates, non-controlling interests and extraordinary gain as follows:

	Years Ended December 31,
	2015	2014	2013
Federal statutory income tax rate	(34.0)%	(34.0)%	34.0%
Permanent differences	9.5	0.3	(0.8)
Valuation Allowance	44.9	4.2	(50.5)
Goodwill impairment	6.2	20.4	0.0
Foreign tax rate differential	1.5	6.0	17.7
Expiration of NOL’s	0.3	1.6	6.8
State tax, net of federal benefit	(0.9)	(0.8)	(3.1)
Tax credits	(1.0)	(1.0)	(30.9)
Uncertain Tax Positions	3.0	1.9	151.3
Return to Accrual Adjustments	(4.2)	2.6	(8.7)
Other	0.0	0.0	(0.2)
Effective tax rate	25.3%	1.2%	115.6%

As of December 31, 2015, undistributed earnings, except with respect to a portion of undistributed earnings from the Company’s Italian subsidiaries, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Upon distributions of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company has accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested.  It is not practical to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits may be available to reduce federal income taxes in the event of distribution.  As of December 31, 2015, the Company has a deferred tax liability of less than $0.1 million for earnings that are deemed not to be indefinitely reinvested.

As of December 31, 2015 and 2014, the Company had approximately $14.9 million and $13.8 million, respectively, of unrecognized tax benefits.

The following table summarizes the activities related to the unrecognized tax benefits:

	At December 31,
	2015	2014	2013
Beginning Balance	$13,847	$12,920	$8,061
Increases related to current year tax positions	952	893	1,311
Increases related to prior year tax positions	80	34	3,735
Expiration of the statute of limitations for the assessment of taxes	0	0	(187)
Ending Balance	$14,879	$13,847	$12,920

The Company’s annual effective tax rate will be reduced if $1.0 million of the Company’s unrecognized tax benefits at December 31, 2015 are recognized. To the extent unrecognized tax benefits are recognized at a time such valuation allowance no

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

longer exists, the additional amount that would affect the effective tax rate is approximately $13.9 million. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various foreign and state jurisdictions with varying statutes of limitations. The Company is no longer subject to U.S. federal and state income tax examinations for years prior to 2010 and is no longer subject to tax examinations for significant foreign jurisdictions for years prior to 2008. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expenses. During 2015, there were $0.1 million of interest expense and penalties recorded in income tax expense, and at December 31, 2015, there was less than $0.3 million of accrued interest and penalties associated with uncertain tax positions.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes.  This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position.  This update may be applied prospectively or retrospectively to all periods presented.  The Company has adopted this standard and has applied the requirements retrospectively to all periods presented.  The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

11.	Debt

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2015	December 31, 2015	December 31, 2014
(a) Revolving lines of credit—Italy and Argentina	$7,354	$0	$0
(b) Revolving line of credit—USA.	30,000	0	0
(e) Other indebtedness	0	9	207
	$37,354	9	207
Less: current portion		9	207
Non-current portion		$0	$0

At December 31, 2015, the Company’s weighted average interest rate on outstanding debt was 6.95%. The Company is party to numerous significant credit agreements and other borrowings. All foreign denominated revolving lines of credit have been converted using the closing currency rate as of December 31, 2015.

(a) Revolving Lines of Credit—Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.2 million, which is unsecured, and $3.4 million that is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.9% to 3.9% as of December 31, 2015. At December 31, 2015 and 2014 there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $1.8 million. These lines are unsecured with no balance outstanding at December 31, 2015 and 2014. At December 31, 2015, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit—USA

As of December 31, 2015, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At December 31, 2015 and 2014, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was originally $20.0 million with an expiration date of April 30, 2015, which on April 30, 2015 was renewed to April 29, 2016 with a new aggregate principal amount of loans available at any time increased to $30.0 million. At the Company’s option, the loans will bear interest on either the applicable

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

LIBOR rate plus 2.0%, the bank’s prime rate plus 1.0% or the bank’s cost of funds rate plus 2.0%. The bank’s prime rate is a floating interest rate that may change as often as once a day. If any amounts under a loan remain outstanding after the loan’s maturity date, such amounts will bear interest at the bank’s prime rate plus 2.0%. In addition, this revolving credit facility carries a commitment fee of 0.5% of the average daily unused amount. The line of credit contains quarterly covenants which require the Company to maintain (1) a ratio of Net Debt/EBITDA for the then most recently concluded period of four consecutive fiscal quarters of the Company to be less than 2, (2) a consolidated net worth of at least $135.0 million, and (3) the Company shall not, and shall not permit any of its subsidiaries to create, incur, assume or permit to exist any Debt other than (i) debt of any such subsidiary owing to any other subsidiary or to the Company or (ii) debt for borrowed money in a total aggregate principal amount, the U.S. dollar equivalent of which does not exceed $75.0 million. At December 31, 2015, the Company was in compliance with these covenants.

(c) Other indebtedness

Other indebtedness includes a capital lease bearing interest at 6.95%.

12.	Equity

(a) Shares Held in Treasury

As of December 31, 2015 and 2014, the Company also had 2,049,065 shares and 344,810 shares, respectively, held in treasury with a value of approximately $20.7 million, and $3.6 million, respectively.  On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock for up to one year.  As of December 31, 2015, 2,041,066 shares were repurchased under this program in the open market.  The remainder of the treasury shares held by the Company at December 31, 2015 relates to 1,419 shares that came from the surrender of shares tendered for the exercise price in lieu of cash for the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

The Company matched employee contributions to its non-qualified deferred compensation plan up to an annual maximum of $12,500 per employee by purchasing shares of the Company’s common stock in the open market, with such match discontinued in 2009 (see Note 18). These shares are carried at cost and classified as a deduction of equity. The Deferred Compensation Plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

13.	Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options, respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after date of grant. Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Bonus Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock are awarded to non-employee directors and normally vest in one year.  In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years.  When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Stock-based compensation expense for the years ended December 31, 2015, 2014, and 2013 was allocated as follows (in thousands):

	Years Ended December 31,
	2015	2014	2013
Cost of revenue	$48	$44	$36
Research and development expense	38	34	25
Selling, general and administrative expense	1,238	397	301
	$1,324	$475	$362

Excess tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options are recorded as an increase to additional paid-in capital if and when realized. The Company did not record any excess tax benefits in the years ended December 31, 2015, 2014, and 2013 because, due to the net operating loss carry forward position for United States income tax purposes, the Company has not realized excess tax benefits.

Stock-Based Compensation Activity—Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for 2015 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2014	127,900	$13.86	8.2 yrs	$23,627
Vested and exercisable at December 31, 2014	35,290	$15.76	7.3 yrs	$0
Granted	0	0
Exercised	0	0
Forfeited	(10,880)	12.72
Outstanding at December 31, 2015	117,020	$13.97	7.1 yrs	$0
Vested and exercisable at December 31, 2015	48,606	$14.87	6.7 yrs	$0

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the years ended December 31, 2015 and 2014, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, as there were no options exercised.  During the year ended December 31, 2013, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $0.2 million, determined as of the date of option exercise.

As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.7 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested stock options was $0.7 million, expected to be recognized over a weighted-average period of 3.5 years.

The following table sets forth summarized information with respect to stock options outstanding, vested and exercisable at December 31, 2015:

Exercise Price Range:	Outstanding at December 31, 2015			Vested and Exercisable at December 31, 2015
	Number of Shares	Average Life (in years)	Average Price	Number of Shares	Average Price
$10.01 to $15.00	36,010	8.3	$10.37	7,202	$10.37
$15.01 to $20.00	81,010	6.6	15.57	41,404	15.65
	117,020	7.1	$13.97	48,606	$14.87

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the nine months ended December 31, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	145,000	$14.11	8.0 yrs
Granted	0	0
Exercised	0	0
Forfeited	(26,250)	14.52
Outstanding at December 31, 2015	118,750	$14.02	7.1 yrs
Vested and exercisable at December 31, 2015	49,875	$14.91	6.5 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period.  Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock.  If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end.  As of December 31, 2015 and December 31, 2014, total liability related to phantom stock options was zero and less than $0.1 million, respectively.

Stock-Based Compensation Activity—Restricted Stock

A summary of the unvested restricted stock awards as of December 31, 2015 and the changes during the year then ended are presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2014	29,162	$10.75
Granted (1)	303,378	10.63
Vested	(28,681)	10.69
Forfeited	0
Unvested at December 31, 2015 (1)	303,859	$10.65
(1)	Includes 261,000 restricted stock units

As of December 31, 2015, total unrecognized share-based compensation cost related to unvested restricted stock was $2.3 million, which is expected to be recognized over a weighted-average period of 2.1 years.  As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $0.1 million, expected to be recognized over a weighted-average period of approximately 0.6 years.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

14.	Changes and reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Year Ended December 31, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	$0	$(26,403)	$(26,403)
Current period Other Comprehensive Income activity before reclassifications	0	(19,647)	(19,647)
Net current-period Other Comprehensive Loss	0	(19,647)	(19,647)
Net current-period Other Comprehensive Income attributable to non-controlling interest	0	1	1
Ending balance, December 31, 2015	$0	$(46,049)	$(46,049)

	Year Ended December 31, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2013	$55	$(494)	$(439)
Current period Other Comprehensive Income activity before reclassifications	(55)	(26,619)	(26,674)
Amounts reclassified from Accumulated Other Comprehensive Loss	0	691	691
Net current-period Other Comprehensive Loss	(55)	(25,928)	(25,983)
Net current-period Other Comprehensive Income attributable to non-controlling interest		19	19
Ending balance, December 31, 2014	$0	$(26,403)	$(26,403)

	Year Ended December 31, 2013 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2012	$(9)	$(2,051)	$(2,060)
Current period Other Comprehensive Loss activity before reclassifications	55	2,252	2,307
Amounts reclassified from Accumulated Other Comprehensive Income (Loss)	9	(695)	(686)
Net current-period Other Comprehensive Income	64	1,557	1,621
Ending balance, December 31, 2013	$55	$(494)	$(439)

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

	Amount Reclassified from Accumulated Other Comprehensive Loss (in thousands)
Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Affected Line Item in the Statement Where Net Income is Presented
Unrealized losses on available-for-sale securities	$0	$0	$9	Other Expense (Income), net
Foreign Currency Items:
—Foreign currency loss (gain) on available for sale securities	0	691	(429)	Other Expense (Income), net
—Foreign currency gain on sales of BRC Pakistan	0	0	(266)	Other Expense (Income), net
Total reclassifications for the period	$0	$691	$(686)

15.	Impairments

The Company performs its annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, the Company determined that the proposed transaction with Westport (see Note 1) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting unit of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the reporting unit within the FSS Automotive segment, as well as for the reporting unit within the FSS Industrial segment.

As a result during the third quarter of 2015, the Company recognized, based on its best estimate, impairment charges of $3.3 million, in relation with its reporting unit located in Argentina within its FSS Automotive segment, and impairment charge of $3.7 million, in relation with its reporting unit located in the US within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2015. As a result, as of December 31, 2015, the Company had no goodwill on its Consolidated Balance Sheet.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $5.3 million and $1.5 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment and FSS Industrial segment, respectively.

The following table summarizes the impairment charges for each reporting unit/asset group by asset category (in thousand):

	Year Ended December 31, 2015
	Italy	US Industrial	US Automotive	Argentina	Total
Equipment and leasehold improvements	$2,590	$1,507	$326	$0	$4,423
Goodwill	0	3,658	0	3,357	7,015
Intangible assets	1,042	0	1,286	0	2,328
Total Impairments	$3,632	$5,165	$1,612	$3,357	$13,766

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

During the fourth quarter of 2015, the impairment analyses for goodwill was finalized and no changes were identified.

The 2015 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2015.

During the second quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the trading values of the Company’s stock at the time, and corresponding decline in the Company’s market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. As a result, the Company examined the Italian reporting units of its FSS Automotive segment, as well as the Canadian and Netherlands reporting units of its FSS Industrial segment. Based on the Company’s analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within the FSS Automotive segment, as well as for the two reporting units within the FSS Industrial segment.

As a result, during the second quarter of 2014, the Company recognized impairment charges of $33.1 million and $2.6 million, respectively, in relation with its two reporting units located in Italy within its FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with its two reporting units located in Canada and in the Netherlands within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2014.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $4.4 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment

The following table summarizes the impairment charges for each reporting unit by asset category (in thousand):

	Year Ended December 31, 2014
	Italy	US Automotive	Netherlands	Canada	Total
Equipment and leasehold improvements	$2,239	$439	$0	$0	$2,678
Goodwill	35,780	0	1,094	3,064	39,938
Intangible assets	1,017	708	0	0	1,725
Total Impairments	$39,036	$1,147	$1,094	$3,064	$44,341

During the year ended December 31, 2014, the impairment analyses for goodwill was finalized and no changes were identified.

During the fourth quarter of 2014, the Company tested the remaining goodwill balance. The fair values of the Company’s reporting units exceeded the respective carrying values and, consequently, no further impairments were identified during the fourth quarter of 2014.

The 2014 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2014.

In connection with these impairment charges, the Company recognized a tax benefit of approximately $1.1 million for the twelve months ended December 31, 2014.

These impairments in 2015 and 2014 were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

For the year ended December 31, 2013, the Company recorded no impairments.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

16.	Loss Per Share

The following table sets forth the computation of basic and diluted income per share (in thousands, except share and per share data):

	Years Ended December 31,
	2015	2014	2013
Numerator:
Net loss attributable to Fuel Systems	$(47,135)	$(53,416)	$(460)
Denominator:
Denominator for basic earnings per share—weighted average number of shares	18,486,083	20,074,773	20,073,360
Effect of dilutive securities:
Employee stock options	0	0	0
Unvested restricted stock	0	0	0
Shares held in escrow	0	0	0
Dilutive potential common shares	18,486,083	20,074,773	20,073,360
Basic loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)
Diluted loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted EPS:

	Years Ended December 31,
	2015	2014	2013
Anti-dilutive instruments excluded from computation of diluted net loss per share:
Options	117,020	87,217	10,143
Restricted stock	205,989	11,418	4,213
Shares held in escrow	0	0	1,100

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

17.	Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the consolidated balance sheets at December 31, 2015 and 2014 representing related party transactions with the Company.

	As of
	December 31, 2015	December 31, 2014
Current Receivables with related parties:
Bianco S.p.A. (a)	$249	$266
IMCOS Due S.r.L (b)	32	0
Others (c)	6	0
Ningbo Topclean Mechanical Technology Co. Ltd. (d)	0	131
Current Receivables with JVs and related partners:
PDVSA Industrial S.A. (e)	1,445	4,697
Ideas & Motion S.r.L. (f)	29	0
	1,761	5,094
Less Allowance on Doubtful Accounts
PDVSA Industrial S.A. (e)	(1,445)	0
	$316	$5,094
Current Payables with related parties:
TCN Vd S.r.L. (g)	$773	$787
Europlast S.r.L. (h)	647	901
TCN S.r.L. (i)	555	724
A.R.S. Elettromeccanica (j)	366	200
Grosso, de Rienzo, Riscossa, Di Toro e Associati (k)	104	101
Others (c)	43	9
IMCOS Due S.r.L. (b)	13	0
Ningbo Topclean Mechanical Technology Co. Ltd. (d)	13
Erretre S.r.L. (l)	11	14
Current Payable with JVs and related partners:
Ideas & Motion S.r.L. (f)	0	8
	$2,525	$2,744

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (i) below).
(b)	IMCOS Due S.r.L. is 100% owned by the Company’s Chief Executive Officer along with his brother Pier Antonio Costamagna and their immediate family.
(c)

Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (30% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), Delizie Bakery S.r.L. (100% owned by IMCOS Due S.r.L, see note (k) below), and Galup S.r.L. (90% owned by TCN S.r.L., see note (h) below).

(d)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (c) above).
(e)

PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company.  Due to uncertainty as to the collectability of the above receivable, it has been fully written off in the amount of $1,445.

(f)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(g)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (i) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(i)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(j)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (c) above).
(k)	Marco Di Toro, a former director of the Company who resigned effective March 4, 2016, is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(l)	Erretre S.r.L. is 70% owned by the Company’s Chief Executive Officer’s immediate family.

	(in thousands) Years Ended December 31,
	2015		2014		2013
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related Party Company:
TCN Vd S.r.L	$1,920	$22	$2,162	$33	$2,933	$11
Europlast S.r.L.	1,886	7	3,032	1	3,877	12
A.R.S. Elettromeccanica	1,300	16	1,458	0	1,630	0
TCN S.r.L	1,131	0	2,605	0	3,159	0
Ningbo Topclean Mechanical Technology	1,098	0	913	0	1,383	0
Grosso, de Rienzo, Riscossa, Di Toro e Associati	162	0	274	0	170	0
Erretre S.r.L.	138	2	190	8	210	3
Others	108	137	37	35	30	27
Bianco S.p.A.	1	577	38	836	15	568
JVs and related partners:
Ideas & Motions S.r.L	0	83	167	11	273	0
Rohan BRC(a)	0	0	0	0	290	2,358
PDVSA Industrial S.A.	0	3	0	6,820	0	3,037
	$7,744	$847	$10,876	$7,744	$13,970	$6,016

(a)	Amounts represent purchases and sales prior to the acquisition that closed on September 13, 2013 (see Note 3).

Other Transactions with Related Parties

Amounts presented above for purchases from, and sales to, related parties were corrected following the identification of a disclosure error in the applicable section of the Related Party Transactions note to the consolidated financial statements for the year ended December 31, 2014 included in the Company’s Form 10-K filed on March 12, 2015. The Company identified the presentation of incorrect amounts in Euro instead of US Dollars for purchases from, and sales to, related parties for the year ended December 31, 2014 in the applicable table of the above-mentioned note. These errors were identified and presented correctly in the Proxy statement mailed out to the Company’s shareholders on April 14, 2015.  These errors, which represented a total change of $2.7 million for purchases and $1.9 million for sales, are not considered material to the previously issued financial statements and are presented corrected in the above table.

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company paid IMCOS Due S.r.L. lease payments of $2.5 million, $2.7 million, and $2.1 million in 2015, 2014, and 2013, respectively. In April 2014, IMCOS Due S.r.L. purchased two properties from a third party, which are currently being leased by the Company.  In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L., which resulted in write offs of leasehold improvements for approximately $2.0 million. In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility.  This amount is reflected in other (expense) income, net for the year ended December 31, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices.  As of December 31, 2015, approximately $65 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet.  After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, that the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015.  All costs which were not billed to the new tenant by Company were reimbursed by IMCOS Due to the Company at the end of February 2016.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company paid Immobiliare 4 Marzo S.a.s. lease payments of $0.3 million, $0.3 million, and $0.4 million in 2015, 2014, and 2013, respectively. The term of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. In connection with this agreement, the Company determined it would be in a loss position at its completion, and accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue in the third quarter of 2015.  As of December 31, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $5.9 million and $5.9 million, respectively. As of December 31, 2014 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $6.6 million and $6.8 million, respectively.  At December 31, 2015 and 2014, an advance payment from PDVSA of $0.0 million and $0.8 million, respectively, is included in accrued expenses.

18.	Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment. Future minimum lease commitments under non-cancelable leases at December 31, 2015 are as follows (in thousands):

Years Ending December 31,	Third Party Obligations	Related Party Obligations(1)	Total Obligations
2016	$3,639	$2,359	$5,998
2017	2,719	2,217	4,936
2018	2,007	1,770	3,777
2019	489	1,482	1,971
2020	0	803	803
Thereafter	0	78	78
Total	$8,854	$8,709	$17,563

(1)	See Note 17

Total rental expense under the operating leases for 2015, 2014, and 2013 was approximately $6.8 million, $8.2 million, and $8.0 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

(b) Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”).  In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM.  Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 payable on December 31, 2015.  Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date.  Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

On December 16, 2015, Mariano Costamagna entered in an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM.  Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015.  The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) April 30, 2016.  All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company went through a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of December 31, 2015 and 2014 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the years ended December 31, 2015 and 2014:

	As of
	December 31, 2015				December 31, 2014
Accrued Employee Severance (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total

Balance at beginning of period	$81	$48	$108	$237	$0	$0	$0	$0
Expenses (1)	100	2,836	0	2,936	631	2,809	110	3,550
Payments	(181)	(2,214)	(78)	(2,473)	(550)	(2,761)	(2)	(3,313)
Effect of foreign currency translation	0	(16)	0	(16)	0	(0)	(0)	(0)
Balance at end of period	$0	$654	$30	$684	$81	$48	$108	$237

(1)	Total expenses for the year ended December 31, 2015 for FSS Automotive are net of an adjustment to severance of approximately $39 thousand in relation with settlement at advantageous conditions.

	Year Ended December 31, 2015				Year Ended December 31, 2014
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total

Employee Severance	$100	$2,836	$0	$2,936	$631	$2,809	$110	$3,550
Long-lived and other assets write-off	0	1,518	0	1,518	0	2,480	0	2,480
Total Restructuring Costs	$100	$4,354	$0	$4,454	$631	$5,289	$110	$6,030

For the year ended December 31, 2013, the Company did not incur any restructuring costs.

(c) Investment and Tax Savings Plan

The Company has two registered pension plans which provide defined contribution benefits to some of its employees.

In Canada, the Company provides employee and Company funded defined contribution benefits to its employees (the “Canadian Plan”). Full-time employees are eligible to participate on the first day of any month on or after the completion of one year of continuous employment. Part-time employees are eligible to participate on the first day of any month on or after the completion of two years of continuous employment.

Under the Canadian Plan employees are required to contribute an amount equal to 0.5 percent up to 4 percent of their earnings, with the Company contributing an amount equal to the employee required contributions, up to a maximum of $4,000 per year. Incremental voluntary contributions by the employees are permitted as long as the total contributions to the plan do not exceed the limits specified under the Canadian Income Tax Act. Approximately 57% of the Canadian employees of the above-mentioned entities

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

were enrolled in this plan as of December 31, 2015. Employer contributions were approximately $0.2 million, $0.2 million, and $0.2 million, in each of the twelve months periods ended December 31 2015, 2014, and 2013, respectively.

The Company’s Investment and Tax Savings Plan (the “401(k) plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The 401(k) plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All U.S. employees who are at least age twenty-one or older are eligible to participate in the 401(k) plan immediately and can enter the 401(k) plan on the first day of each month. Eligible employees of the Company who elect to participate in the 401(k) plan may contribute into the plan from 1% to 100% of compensation. The Company’s matching contributions are discretionary and match 100% on the first 3% of the elective salary deferrals. Approximately 62% and 66% of eligible employees were enrolled in the 401(k) plan at December 31, 2015 and December 31, 2014, respectively.  Employer contributions were $.01 million, $0.1 million, and $0.2 million for 2015, 2014, and 2013, respectively.

(d) Deferred Compensation Plan

The Company had a non-qualified deferred compensation plan which, was terminated in the second quarter of 2014, whereby selected key employees and directors may elect to defer a portion of their compensation each year. This plan was administered by a third party plan administrator. Employee contributions were invested in mutual funds and consequently considered to be traded instruments. The Company matched 50% of the employee contribution up to an annual maximum of $12,500. Participants in the plan were 25% vested in the amount of the Company matching contributions upon attaining two years of service, with an additional 25% vested for each additional year of service thereafter. The Company match was discontinued in 2009.  This plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

The Company consolidated the assets of the deferred compensation plan as part of the Company’s assets at the end of each quarter, which were classified as short-term investments on the Company’s balance sheet as of December 31, 2014, following termination of the plan. At December 31, 2015 and 2014, the assets under the plan were zero and $0.6 million, respectively. At December 31, 2015 and 2014 the liabilities under the plan were zero and $0.7 million, respectively.

(e) Severance Funds

Italian law requires companies to make a mandatory termination payment called the Trattamento di Fine Rapporto (“TFR”) to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation, or layoff. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if employment ceased immediately. During 2015, 2014, and 2013, the Company had recorded approximately $1.6 million, $1.9 million, and $2.4 million, respectively, in expense for TFR and has a long-term liability accrued in the amount of $3.4 million, and $4.1 million as of December 31, 2015 and 2014, respectively. This liability for severance indemnities relates to the Company’s employees in Italy.

19.	Business Segment and Geographic Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation (automotive OEM and aftermarket) and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Financial Information by Business Segment. Financial information by business segment follows (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
FSS Industrial	$95,152	$104,435	$123,351
FSS Automotive	168,245	234,693	276,490
Total	$263,397	$339,128	$399,841

	Years Ended December 31,
Operating Income (Loss):	2015	2014	2013
FSS Industrial	$2,467	$4,217	$9,811
FSS Automotive	(21,136)	(49,767)	1,117
Corporate Expenses	(18,808)	(8,669)	(6,519)
Total	$(37,477)	$(54,219)	$4,409

	As of December 31,
Total Assets:	2015	2014
FSS Industrial	$106,295	$126,384
FSS Automotive	152,318	211,788
Corporate (1)	148,176	175,980
Eliminations	(178,350)	(190,147)
Total	$228,439	$324,005

(1)	Represents corporate balances not allocated to either of the business segments and primarily includes investments in the subsidiaries, which eliminate in consolidation.

	Years Ended December 31,
Capital Expenditures:	2015	2014	2013
FSS Industrial	$1,624	$3,124	$2,679
FSS Automotive	5,793	10,583	6,559
Corporate	0	19	268
Total	$7,417	$13,726	$9,506

Geographic Information.

The Company’s geographic information for revenue to unaffiliated customers and long-lived assets is shown below. The basis for determining revenue is the geographic location of the customer. Long-lived assets represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
North America:
United States	$76,284	$87,224	$113,674
Canada	4,194	5,144	5,044
Europe:
Italy	47,000	51,294	74,987
All other (1)	64,574	88,223	78,219
Asia & Pacific Rim (1)	32,201	42,829	66,577
Latin America (1)	39,144	64,414	61,340
Total	$263,397	$339,128	$399,841

(1)	No one country represents more than 10% of total consolidated revenue.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

	As of December 31,
Long-Lived Assets:	2015	2014
North America:
United States	$2,819	$4,724
Canada	3,791	5,070
Europe:
Italy	23,845	34,896
All other (1)	422	667
Asia & Pacific Rim (1)	2,757	588
Latin America (1)	1,949	2,992
Total	$35,583	$48,937

(1)	No one country represents more than 10% of total consolidated long-lived assets.

20.	Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

In 2015, 2014, and 2013, no customers represented more than 10.0% of the consolidated sales.

Accounts Receivable

At December 31, 2015 and 2014, no customers represented more than10.0% of the consolidated account receivable.

Purchases

During 2015, 2014, and 2013, no suppliers represented more than 10.0% of the consolidated purchases of raw materials and services. In 2015, 2014, and 2013, ten suppliers accounted for approximately 29.1%, 23.0%, and 26.7%, respectively, of consolidated purchases of raw materials and services.

Cash

Operating cash balances held at non-U.S. banks, primarily in Europe, represent 73.1% and 57.3% of the Company’s consolidated cash and cash equivalents at December 31, 2015 and 2014, respectively.

21.	Supplementary Cash Flow Information

Supplementary cash flow information for 2015, 2014, and 2013 is as follows (in thousands):

	Years Ended December 31,
Supplementary Cash Flow Information:	2015	2014	2013
Interest paid	$213	$445	$18
Taxes paid (including franchise taxes)	$1,247	$2,879	$10,946
Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$17	$282	$725

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

22.	Quarterly Results of Operations

A summary of the unaudited quarterly consolidated results of operations follows (in thousands, except per share amounts).

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2015	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$63,292	$67,185	$65,595	$67,325
Cost of revenue	48,768	52,232	50,460	52,563
Gross profit	14,524	14,953	15,135	14,762
Operating expenses	18,976	20,220	36,438 (a)	21,217 (b)
Operating loss	(4,452)	(5,267)	(21,303)	(6,455)
Interest income (expense), net	(7)	36	(14)	(36)
Net loss attributable to Fuel Systems Solutions, Inc.	(11,870)	(5,998)	(22,370)	(6,897)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.62)	$(0.32)	$(1.24)	$(0.38)
Diluted	$(0.62)	$(0.32)	$(1.24)	$(0.38)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2014	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$81,296	$87,391	$85,077	$85,364
Cost of revenue	63,895	69,539	65,101	65,936
Gross profit	17,401	17,852	19,976	19,428
Operating expenses	19,683	65,759 (c)	21,365	22,069 (d)
Operating loss	(2,282)	(47,907)	(1,389)	(2,641)
Interest income (expense), net	13	(27)	116	49
Net (loss) income attributable to Fuel Systems Solutions, Inc.	(2,006)	(44,190)	(3,207)	(4,013)
Net (loss) income per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.10)	$(2.20)	$(0.16)	$(0.20)
Diluted	$(0.10)	$(2.20)	$(0.16)	$(0.20)

(a)	Includes impairment charges for approximately $13.8 million (see Note 15).
(b)	Includes cost for work force reduction of approximately $0.5 million and for write off in connection with facility closing for approximately $0.5 million (see Note 18).
(c)	Includes impairment charges for approximately $44.3 million (see Note 15).
(d)	Includes cost for work force reduction of approximately $0.1 million and for write off in connection with facility closing for approximately $2.0 million (see Note 18).

23.	Subsequent Events

Amendment to Merger Agreement

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement (see Note 1).  This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment.

FUEL SYSTEMS SOLUTIONS, INC.

SCHEDULE II—VALUATION ACCOUNTS

(in thousands)

	Balance at beginning of period	Additions (reductions) charged to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ended:
December 31, 2015	$3,129	$305	$(429)	$3,005
December 31, 2014	$3,993	$306	$(1,170)	$3,129
December 31, 2013	$4,349	$583	$(939)	$3,993
Deferred tax valuation allowance for the period ended:
December 31, 2015	$47,317	$16,834	$(721)	$63,430
December 31, 2014	$44,508	$2,224	$585	$47,317
December 31, 2013	$46,284	$2,211	$(3,987)	$44,508

PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 16, 2016

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Westport and Fuel Systems from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 147.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Laurel Hill Advisory Group, Fuel Systems’ proxy solicitor, at the following address and telephone number:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (888) 742-1305

To receive timely delivery of the documents in advance of the special meeting, you should make your request no later than seven business days prior to the date of the special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission, or the SEC, website at www.sec.gov. In addition, you may obtain copies of documents filed by Westport with the SEC by accessing Westport’s website at www.westport.com under the tab “Company” and then under the heading “Investors.” You may also obtain copies of documents filed by Fuel Systems with the SEC by accessing Fuel Systems’ website at www.fuelsystemssolutions.com under the tab “Investor Relations.”

We are not incorporating the contents of the websites of the SEC, Westport, Fuel Systems or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Westport (File No. 333-207523), constitutes a prospectus of Westport under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to Westport common shares to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of Fuel Systems stockholders, at which Fuel Systems stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement and approve the merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated February 16, 2016. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Fuel Systems stockholders nor the issuance by Westport of its shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Westport contained in this proxy statement/prospectus or incorporated by reference has been provided by Westport, and the information concerning Fuel Systems contained in this proxy statement/prospectus or incorporated by reference has been provided by Fuel Systems.

i

Page

INFORMATION ABOUT MERGER SUB	110

FUEL SYSTEMS SPECIAL MEETING	110
Date, Time and Place	110
Purpose of the Fuel Systems Special Meeting	110
Recommendation of the Fuel Systems Board	111
Fuel Systems Record Date; Stock Entitled to Vote	111
Quorum	111
Required Vote	112
Voting of Proxies; Incomplete Proxies	112
Revocability of Proxies and Changes to a Fuel Systems’ Stockholder’s Vote	113
Solicitation of Proxies	113
Voting by Fuel Systems’ Directors and Executive Officers	113
Stockholders Should Not Send Certificates with Their Proxies	113
Attending the Fuel Systems Special Meeting	114
No Other Business	114

FUEL SYSTEMS PROPOSALS	115
Item 1. The Merger Proposal	115
Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal	115
Item 3. The Advisory Compensation Proposal	116
Item 4. The Adjournment Proposal	117

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	118
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Balance Sheet As At September 30, 2015	119
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss For the Year Ended December 31, 2014	120
Westport Innovations Inc. Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss For the Nine Months Ended September 30, 2015	121
Westport Innovations Inc. Notes to the Unaudited Pro Forma Condensed Combined Financial Information	122

COMPARISON OF RIGHTS OF STOCKHOLDERS OF FUEL SYSTEMS AND SHAREHOLDERS OF WESTPORT	134

LEGAL MATTERS	146

EXPERTS	146

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING	146
Westport	146
Fuel Systems	147

WHERE YOU CAN FIND MORE INFORMATION	147

Annex A—Merger Agreement

Annex B—Opinion of J.P. Morgan Securities LLC

Annex C—Douglas Voting Agreement

Annex D—Costamagna Voting Agreement

Annex E—Becker Voting Agreement

Annex F—Annual Report on Form 10-K of Fuel Systems Solutions, Inc., for the Fiscal Year Ended December 31, 2014 [Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the supplement]

Annex G— Quarterly Report on Form 10-Q of Fuel Systems Solutions, Inc. for the Quarter Ended September 30, 2015 [Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the supplement]

Annex H— Definitive Proxy Statement on Schedule 14A of Fuel System Solutions, Inc. filed April 14, 2015

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the Fuel Systems special meeting. They do not include all the information that is important to stockholders of Fuel Systems. Stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Westport and Fuel Systems have agreed to a merger, pursuant to which Fuel Systems will merge with Merger Sub, a newly formed, direct wholly owned subsidiary of Westport. Fuel Systems is sending these materials to its stockholders to help them decide how to vote their shares of Fuel Systems common stock with respect to the merger and other matters to be considered at the special meeting.

The merger cannot be completed unless Fuel Systems stockholders adopt the merger agreement. Fuel Systems is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about the special meeting, the merger and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.

This document constitutes both a proxy statement of Fuel Systems and a prospectus of Westport. It is a proxy statement because the board of directors of Fuel Systems is soliciting proxies from its stockholders. It is a prospectus because Westport will issue its common shares in exchange for outstanding shares of Fuel Systems common stock in the merger as described in this proxy statement/prospectus.

Fuel Systems’ board of directors is soliciting proxies for the special meeting. You are receiving a proxy statement because you owned shares of Fuel Systems’ common stock on February 11, 2016, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What will happen in the merger?

A:	Under the merger agreement, Merger Sub, a direct wholly owned subsidiary of Westport, will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and a wholly owned subsidiary of Westport, in a transaction which is referred to as the merger.

Q:	What will I receive in the merger?

A:	You will receive 2.129 Westport common shares for each share of Fuel Systems common stock held by you, which is referred to as the exchange ratio. This exchange ratio will not be adjusted to reflect changes in the stock price of either company before the merger is completed. No fractional Westport common shares will be issued in the merger, and holders of shares of Fuel Systems common stock will, instead, receive cash in lieu of any fractional Westport common shares.

Q:	When do Westport and Fuel Systems expect to complete the merger?

A:	Westport and Fuel Systems are working to complete the merger as soon as practicable. If the stockholders of Fuel Systems approve the merger, Westport and Fuel Systems currently expect that the merger will be completed following the Fuel Systems and Westport special meetings. Neither Westport nor Fuel Systems can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including the approval of the Merger proposal by Fuel Systems’ stockholders and the approval of the issuance of the merger consideration by Westport’s shareholders. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85.

Q:	What happens if the merger is not completed?

A:	If the Merger proposal is not approved by Fuel Systems stockholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your shares of Fuel Systems common stock in connection with the merger. Instead, Fuel Systems will remain an independent publicly traded corporation and its common stock will continue to be listed and traded on NASDAQ. If the merger agreement is terminated under specified circumstances, including in certain circumstances in connection with an alternative proposal, or if there is a change in recommendation by the Fuel Systems board, Fuel Systems will be required to pay a termination fee in the amount USD $5.5 million. Following payment of the termination fee, Fuel Systems will not have any further liability to Westport in respect of the merger agreement (other than liability for any willful breach or fraud). See “The Merger Agreement—Effect of Termination; Termination Fees” beginning on page 101.

Q:	What am I being asked to vote on?

A:	Fuel Systems stockholders are being asked to vote on the following proposals:

1.	The Merger proposal: To approve the merger and adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

2.	The Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: To approve amendments to awards of restricted stock issued to Fuel Systems’ non-employee directors providing that the vesting date shall be the earlier of the vesting date set forth in the award or a change in control of Fuel Systems.

3.	The Advisory Compensation proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Fuel Systems to its named executive officers in connection with the merger.

4.	The Adjournment proposal: To consider and vote on a proposal to approve any motion to adjourn the Fuel Systems special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger proposal at the time of the Fuel Systems special meeting.

Q:	Who is entitled to vote at the Fuel Systems’ special meeting?

A:	Only Fuel Systems stockholders of record at the close of business on February 11, 2016, which is referred to herein as the record date, are entitled to receive notice of and to participate in the special meeting. If you were a Fuel Systems stockholder of record at the close of business on the record date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the special meeting.

Q:	How many votes do I have?

A:	You will be entitled to one vote for each outstanding share of Fuel Systems’ common stock you owned as of the record date on each matter considered at the meeting. As of the record date, there were 18,093,562 shares of Fuel Systems’ common stock outstanding and eligible to vote. There is no cumulative voting.

Q:	What vote is required to approve each proposal at the Fuel Systems Special Meeting?

A:	The vote required to approve each proposal at the Fuel Systems Special Meeting is as follows:

1.	The Merger proposal: The affirmative vote of holders of a majority of the outstanding shares of Fuel Systems’ common stock entitled to vote. Abstentions and broker non-votes would have the same effect as a vote “AGAINST” the proposal.

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2.	The Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: The affirmative vote of holders of a majority of the shares of Fuel Systems’ common stock present in person or by proxy and entitled to vote at the special meeting. Abstentions would have the same effect as a vote “AGAINST” the proposal. Broker non-votes will have no effect on the outcome of this proposal.

3.	The Advisory Compensation proposal: The affirmative vote of holders of a majority of the shares of Fuel Systems’ common stock present in person or by proxy and entitled to vote at the special meeting. This vote is advisory and therefore not binding on Fuel Systems board of directors. In reviewing the results of this advisory vote, the Fuel Systems board of directors expects to consider votes cast “FOR” or “AGAINST” the proposal. Due to the unique nature of this advisory vote, the Fuel Systems board of directors does not expect to consider abstentions as votes cast either in favor of or against the proposal in determining the outcome of this advisory vote. Broker non-votes will have no effect on the outcome of this proposal.

4.	The Adjournment proposal: The affirmative vote of holders of a majority of the shares of Fuel Systems’ common stock present in person or by proxy and entitled to vote at the special meeting. Abstentions would have the same effect as a vote “AGAINST” the proposal. Broker non-votes will have no effect on the outcome of this proposal.

Q:	What constitutes a quorum?

A:	The presence at the meeting, in person or by proxy, of the holders of one-third of the aggregate voting power of Fuel Systems’ common stock outstanding on the record date will constitute a quorum, permitting the conduct of business at the special meeting. Abstentions and broker non-votes, if any, which are described below, will be treated as present for the purposes of determining the presence or absence of a quorum for each special meeting.

Q:	How does the board of directors of Fuel Systems recommend that I vote?

A:	The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal, and “FOR” the Adjournment proposal.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at Fuel Systems’ special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	How do I vote?

A:	Stockholders may vote by attending the special meeting and voting in person. We urge you to vote by proxy even if you plan to attend the special meeting so that Fuel Systems will know as soon as possible that enough votes will be present for it to hold the meeting. If you attend the meeting in person, you may vote at the special meeting and your proxy will not be counted.

You may also vote your shares without attending the special meeting. Stockholders may vote by using one of these alternative methods in accordance with the instructions provided on the proxy card you received with this proxy statement/prospectus:

(1)	Via the Internet at www.proxyvote.com;

(2)	By telephone at 1-800-690-6903 and follow the instructions for telephone voting; or

(3)	By completing and mailing a proxy card to Voting Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold your shares in “street name” and you plan to vote in person at the special meeting, you must obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet.

Your shares will be voted as you indicate. If you submit your proxy but you do not indicate your voting preferences, then the individuals named on the proxy will vote your shares in accordance with the recommendations of the Fuel Systems board of directors. The Fuel Systems board of directors and management do not currently intend to present any matters at the special meeting other than those outlined in the notice of the special meeting. Should any other matter requiring a vote of stockholders arise, stockholders submitting their proxy confer upon the individuals named in the proxy discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Q:	When and where is the Fuel Systems special meeting?

A:	The special meeting of Fuel Systems stockholders will be held at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, on March 22, 2016 at 12:00 p.m., Eastern Time.

Q:	Who can attend the meeting?

A:	All Fuel Systems’ stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Fuel Systems’ invited guests may also attend the meeting. If you attend, please note that you will be asked to present valid picture identification and your proxy card to enter the meeting. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in “street name”, you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting. Please note that the document evidencing your stockholdings to be used to gain entry to the meeting is non-transferable.

Q:	My shares are held in “street name” by my broker, so I am a non-registered stockholder. Will my broker automatically vote my shares for me?

A:	No. If your shares are held in the name of a bank, broker or other nominee, you are considered the “beneficial owner” of the shares held for you in what is known as “street name.” You are not the “record holder” or “registered holder” of such shares. If this is the case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee as to how to vote your shares. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal, unless your bank, broker or other nominee has discretionary authority to vote with respect to the proposal, which is called a “broker non-vote.” Banks, brokers or other nominees do not have discretionary authority with respect to any of the proposals being voted on at the special meeting, and therefore, if you do not provide voting instructions, your shares will not be voted. Broker non-votes will have the same effect as a vote “AGAINST” the Merger proposal and will have no effect on the Amendment to Non-Employee Directors’ Restricted Stock Awards proposal, the Advisory Compensation proposal or the Adjournment proposal. However, Fuel Systems anticipates that there will not be any broker non-votes cast in connection with any of the proposals.

Please follow the voting instructions provided by your bank, broker or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to Fuel Systems or by voting in person at the special meeting, unless you first provide a proxy from your bank, broker or other nominee.

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Fuel Systems common stock represented by your proxy will be voted as recommended by the Fuel Systems board of directors with respect to that proposal. Unless a Fuel Systems stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the Fuel Systems special meeting.

Q:	May I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Fuel Systems special meeting. You may do this by:

•	sending a written notice, which is received prior to your vote being cast at the Fuel Systems special meeting, to the Secretary of Fuel Systems;

•	submitting a valid, later-dated proxy by mail, telephone or via the Internet that is received prior to your vote being cast at the Fuel Systems special meeting; or

•	attending the Fuel Systems special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your shares of Fuel Systems common stock through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Q:	How are we soliciting this proxy and who is bearing the associated costs?

A:	Fuel Systems is soliciting this proxy on behalf of its board of directors by mail and will pay all expenses associated with this solicitation. Fuel Systems has engaged Laurel Hill Advisory Group to assist in the solicitation of proxies for the meeting and Fuel Systems estimates it will pay Laurel Hill Advisory Group a fee of approximately $7,500 (plus reimbursement of expenses) for these services. In addition to mailing or providing access to these proxy materials, certain of Fuel Systems’ officers, directors and other employees may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by e-mail, telephone, facsimile or other electronic means. Fuel Systems will also, upon request, reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their reasonable out-of-pocket expenses for forwarding proxy materials to the beneficial owners of Fuel Systems common stock and obtaining proxies.

Q:	Can the special meeting be adjourned?

A:	Any adjournment of the special meeting may be made without notice, by approval of the holders of a majority of the shares of Fuel Systems’ common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists. In the event that a quorum is not present at the time the special meeting is convened, or if for any other reason we believe that additional time should be allowed for the solicitation of proxies, we may adjourn the special meeting and the persons named in the enclosed proxy will vote all shares of common stock for which they have voting authority “FOR” such adjournment.

Q:	What happens if I sell my shares of Fuel Systems common stock after the record date but before the special meeting?

A:	The record date for the Fuel Systems special meeting is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Fuel Systems’ common stock after the record date but before the date of the Fuel Systems special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Fuel Systems’ stockholders in the merger. In order to receive the merger consideration, you must hold your shares of Fuel Systems common stock through completion of the merger.

Q:	What does it mean if I receive more than one proxy card or voting instruction card?

A:	Your receipt of more than one proxy card or voting instruction card may mean that you have multiple accounts with Fuel Systems’ transfer agent or with a brokerage firm, bank or other nominee. If voting by proxy by mail, you will need to sign and return all proxy cards or voting instruction cards to ensure that all of your shares of Fuel Systems common stock are voted. Each proxy card or voting instruction card represents a distinct number of shares of Fuel Systems common stock and it is the only means by which those particular shares of Fuel Systems common stock may be voted by proxy.

Q:	Do I have appraisal rights in connection with the merger?

A:	No. Under Delaware law, holders of Fuel Systems common stock will not be entitled to exercise any appraisal rights in connection with the merger.

Q:	What will holders of Fuel Systems stock options and other equity based awards receive in the merger?

A:	Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of common shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and 2.129, and (ii) the per share exercise price for shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by 2.129. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration immediately prior to the completion of the merger will automatically be cancelled and forfeited for no consideration and all rights with respect to such option will terminate.

Restricted Stock Units. Upon completion of the merger, each outstanding restricted stock unit of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each restricted stock unit award of Fuel Systems will be converted into a number of restricted stock units of Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such restricted stock unit award immediately prior to the completion of the merger multiplied by 2.129.

Restricted Stock. Upon completion of the merger, each outstanding share of restricted stock of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of restricted stock of Fuel Systems will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by 2.129. Notwithstanding the foregoing, restricted stock held by the non-employee directors of Fuel Systems will immediately vest upon consummation of the merger and will not be subject to vesting conditions if the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal is approved by stockholders at the special meeting.

Phantom Shares. Upon completion of the merger, each outstanding phantom share of Fuel Systems will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for such Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the merger or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent Laurel Hill Advisory Group, toll-free at (888) 742-1305.

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SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Westport and Fuel Systems urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which Westport and Fuel Systems also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 147. Unless stated otherwise, all references in this proxy statement/prospectus to Westport are to Westport Innovations Inc., all references to Fuel Systems are to Fuel Systems Solutions, Inc. and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of September 1, 2015, by and among Westport, Merger Sub and Fuel Systems, a copy of which is attached as Annex A to this proxy statement/prospectus.

Information About the Companies

Information About Westport (See Page 107)

Westport is a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Westport’s technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through Westport’s partnerships and direct sales efforts, it sells natural gas and propane engines, fuel systems, and components to customers globally. Westport’s strategic relationships with original equipment manufacturers, or OEMs, provide it with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. Westport commercializes its technology throughout the world where demand for clean, low emission engines exists.

For the year ended December 31, 2014, Westport had total revenues of approximately $131 million and net loss of approximately $150 million.

Westport’s common shares are traded on the TSX under the symbol “WPT” and on NASDAQ under the symbol “WPRT.”

Westport’s principal offices are located at Suite 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 and its telephone number is (604) 718-2000.

Information About Fuel Systems (See Page 108)

Fuel Systems designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Fuel Systems’ components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Fuel Systems’ products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Fuel Systems also provides engineering and systems integration services to address individual customer requirements for product performance, durability and physical configuration. For over 50 years, Fuel Systems has developed alternative fuel products. Fuel Systems supplies its products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous OEMs.

For the year ended December 31, 2014, Fuel Systems had total revenues of approximately $339.1 million and a net loss of approximately $53.4 million.

Fuel Systems common stock is traded on NASDAQ under the symbol “FSYS.”

Fuel Systems’ principal offices are located at 780 Third Avenue, 25th Floor, New York, New York 10017 and its telephone number is (646) 502-7170.

Information about Merger Sub (See Page 110)

Whitehorse Merger Sub Inc., or Merger Sub, a direct wholly owned subsidiary of Westport, is a Delaware corporation formed on August 28, 2015, for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and a direct, wholly owned subsidiary of Westport.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger (See Page 35)

Subject to the terms and conditions of the merger agreement, and in accordance with the General Corporation Law of the State of Delaware, which is referred to as the DGCL, upon completion of the merger, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and direct, wholly owned subsidiary of Westport, with such surviving entity referred to herein as the “surviving company.” The combined business of Westport and Fuel Systems for periods following the completion of the merger is sometimes referred to herein as the “combined company.”

Consideration to be Received in the Merger by Fuel Systems Stockholders (See Page 82)

In the merger, each share of Fuel Systems common stock that is issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.129 Westport common shares, which is referred to as the exchange ratio. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing, however, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to Westport common shares or shares of Fuel Systems common stock with a record date prior to completion of the merger as well as certain other dilutive issuances by Westport. No fractional Westport common shares will be issued in connection with the merger, and holders will receive cash in lieu thereof. For a more complete description of the merger consideration, see “The Merger Agreement—Terms of the Merger Agreement” beginning on page 82.

Treatment of Fuel Systems Stock Options and Other Stock-based Awards (See Page 83)

Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of common shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and 2.129, and (ii) the per share exercise price for common shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by 2.129. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration immediately prior to the completion of the merger and all rights with respect to such option will terminate.

Restricted Stock Units. Upon completion of the merger, each outstanding restricted stock unit award of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each restricted stock unit award of Fuel Systems will be converted into a number of restricted stock units Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such restricted stock unit award immediately prior to the completion of the merger multiplied by 2.129.

Restricted Stock. Upon completion of the merger, each outstanding share of restricted stock of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of restricted stock of Fuel Systems will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by 2.129.

Phantom Shares. Upon completion of the merger, each outstanding phantom share of Fuel Systems will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for the Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate.

For a more complete discussion of the treatment of Fuel Systems options and other stock-based awards, see “The Merger Agreement—Treatment of Fuel Systems Stock Options and Other Equity-based Awards” beginning on page 83. For further discussion of the treatment of Fuel Systems options and other stock-based awards held by certain directors and executive officers of Fuel Systems, see “The Merger—Interests of Directors and Executive Officers in the Merger—Equity Compensation Awards” beginning on page 69 and “The Merger—Treatment of Fuel Systems Stock Options and Other Equity-based Awards” beginning on page 71.

Board of Directors and Executive Officers After Completion of the Merger (See Page 63)

Upon completion of the merger, the board of directors of the combined company will consist of ten directors, including current Westport directors Warren J. Baker, Joseph P. Caron, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horváth, Gottfried (Guff) Muench, current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston. The current executive officers of Westport are expected to continue serving as executive officers of the combined company.

Upon completion of the merger, the headquarters of the combined company will remain in Vancouver, Canada.

For a more complete discussion of the directors and executive officers and headquarters of the combined company, see “The Merger—Board of Directors and Executive Officers of the Combined Company After Completion of the Merger; Headquarters and Name” beginning on page 61 and “The Merger Agreement—Other Covenants and Agreements—Governance Matters” beginning on page 99.

Recommendation of the Fuel Systems Board of Directors (See Page 48)

The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal, and “FOR” the Adjournment proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Fuel Systems board considered a number of factors. For a more complete discussion of these factors, see “The Merger—Fuel Systems Board of Directors’ Recommendation and its Reasons for the Merger” beginning on page 48.

Opinion of Fuel Systems’ Financial Advisor (See Page 51)

At a meeting of Fuel Systems board of directors on September 1, 2015, J.P. Morgan Securities LLC, which we refer to as J.P. Morgan, rendered its oral opinion to the Fuel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of the Fuel Systems common stock. J.P. Morgan subsequently confirmed its oral opinion by delivering its written opinion, dated September 1, 2015, to the board of directors of Fuel Systems. The full text of the written opinion of J.P. Morgan dated September 1, 2015, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Fuel Systems’ stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Fuel Systems board of directors, is directed only to the exchange ratio in the proposed merger and does not constitute a recommendation to any stockholder of Fuel Systems as to how such stockholder should vote at Fuel Systems’ special meeting. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Pursuant to an engagement letter between J.P. Morgan and Fuel Systems, Fuel Systems has agreed to pay J.P. Morgan a transaction fee of 2.00% of the fair market value of the consideration to be paid to the Fuel Systems’ stockholders in the merger, which is to be no less than $3.5 million, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is payable upon and is contingent upon the consummation of the merger.

For a more complete description of J.P. Morgan’s opinion, see “The Merger—Opinion of Fuel Systems’ Financial Advisor” beginning on page 51.

Interests of Fuel Systems Directors and Executive Officers in the Merger (See Page 66)

Fuel Systems stockholders should be aware that some of Fuel Systems’ executive officers and directors have financial interests in the merger that may be different from, or in addition to, those of Fuel Systems stockholders generally. The Fuel Systems board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendations that the Fuel Systems stockholders approve the merger agreement.

For a further discussion of interests of directors and executive officers in the merger, see “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 66.

U.S. Federal Income Tax Considerations (See Page 72)

The U.S. federal income tax consequences of the merger to U.S. holders of Fuel Systems common stock will be uncertain at the time of the special meeting, when Fuel Systems stockholders vote “for” or “against” the merger proposal.

The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time (the “Code”). Nevertheless, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder (discussed in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock—Application of Section 367(a)(1)” beginning on page 74) will require U.S. stockholders to recognize gain, but not loss, realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger unless certain requirements are met. One such requirement is that the value of Westport equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code, as of the closing date of the merger. This determination is based on facts that cannot be known with sufficient certainty until the closing date of the merger. In addition, the law in this area, particularly as applied to certain facts relating to Fuel Systems and Westport, is not well-established. Fuel Systems may seek a ruling from the IRS providing that the transfer of shares of Fuel Systems common stock to Westport by Fuel Systems stockholders qualifies for an exception to Section 367(a)(1). However, such ruling may not be issued and, if issued, will not be issued prior to the special meeting. Accordingly, U.S. holders of Fuel Systems common stock will not know the U.S. federal income tax consequences of the merger to them at the time they vote “for” or “against” the merger proposal.

If Section 367(a)(1) of the Code requires recognition of gain to U.S. holders of Fuel Systems common stock who transfer Fuel Systems common stock to Westport in exchange for Westport common shares in the merger, such a holder will generally recognize capital gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of any Westport common shares (including fractional shares) received in such exchange, over such holder’s tax basis in the Fuel Systems common stock surrendered in such exchange.

If Section 367(a)(1) of the Code does not require recognition of gain to U.S. holders of Fuel Systems common stock who receive Westport common shares in the merger, then, except as described below with respect to a U.S. holder of Fuel Systems common stock that owns, directly or by attribution, 5% or more of the Westport common shares immediately after the consummation of the merger (a “5% U.S. Holder”), such a holder will not recognize any gain or loss with respect to Fuel Systems common stock exchanged therefor, other than with respect to any cash received in lieu of a fractional Westport common share. A 5% U.S. Holder that receives Westport common shares in the merger will generally qualify for the treatment described above only if the 5% U.S. Holder timely files a “gain recognition agreement,” as defined in applicable U.S. Treasury Regulations promulgated under Section 367(a) of the Code, with the U.S. Internal Revenue Service (the “IRS”).

For more information regarding the U.S. federal income tax consequences of the merger to U.S. holders of Fuel Systems common stock, see “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock” beginning on page 73.

Certain Canadian Tax Consequences of the Merger (See Page 80)

Generally, a holder of Fuel Systems common stock who acquires Westport common shares under the merger and who is not, and is not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”):

•	will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Fuel Systems common stock pursuant to the merger;

•	will be subject to Canadian withholding tax on any dividends paid or credited on Westport common shares acquired in connection with the merger, at a rate of 25% of the gross amount of any such dividends, unless a reduction in such rate of withholding is available under an applicable tax treaty or convention between Canada and the holder’s country of residence; and

•	will not be subject to tax under the Tax Act in respect of any capital gain realized by such holder on a disposition of Westport common shares acquired in connection with the merger, unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of such holder at the time of disposition and such holder is not entitled to relief under an applicable income tax treaty or convention.

The foregoing summary of Canadian federal income tax consequences of the merger is qualified in its entirety by the longer discussion under “Material Canadian Federal Tax Consequences” beginning on page 80.

Accounting Treatment of the Merger (See Page 65)

Westport will account for the merger under the acquisition method of accounting for business combinations.

Westport’s Status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934

Westport is considered a “foreign private issuer” under the rules of the SEC. Westport is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that Westport files with the SEC may be prepared in accordance with the disclosure requirements of Canada. Westport is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form in Canada. In addition, Westport must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Westport in Canada or filed with the TSX, or regarding information distributed or required to be distributed by Westport to its shareholders.

No Appraisal Rights (See Page 66)

Under Section 262 of the DGCL, holders of Fuel Systems common stock do not have appraisal rights in connection with the merger.

Regulatory Matters (See Page 65)

The completion of the merger is subject to obtaining antitrust approvals in the United States and Turkey. The required notifications or filings in the United States and Turkey were made on September 16, 2015, and September 17, 2015, respectively. Antitrust approval in Turkey was obtained on October 7, 2015 and in the United States on October 16, 2015. The transaction is also subject to review by the competition authority of Argentina. However, such review does not suspend closing of the transaction and a filing can be made post-closing. The parties intend to notify the competition authority of Argentina about the transaction following the closing of the transaction.

For a more complete discussion of regulatory matters relating to the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 65.

Conditions to Completion of the Merger (See Page 85)

Westport and Fuel Systems expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Westport and Fuel Systems receive all required regulatory approvals, after Fuel Systems receives stockholder approval at its special meeting and after Westport receives shareholder approval at its special meeting. The parties currently expect to complete the merger following the Fuel Systems and Westport special meetings. However, it is possible that factors outside of each company’s control could require them to complete the merger at a later time or not to complete it at all.

The obligations of Westport and Fuel Systems to complete the merger are each subject to the satisfaction (or waiver by all parties) of the following conditions:

•	approval of the Merger proposal by not less than a majority of all outstanding common stock of Fuel Systems;

•	the affirmative vote of the majority of the total votes cast by Westport shareholders to approve (i) the issuance of the merger consideration and (ii) the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock;

•	the absence of any law, order, judgment or injunction prohibiting consummation of the merger;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and any required consent or expiration of any waiting period under certain foreign anti-trust laws;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization of the new shares of Westport common shares deliverable to the holders of Fuel Systems common stock for listing on NASDAQ, subject to official notice of issuance and the TSX, subject to fulfilling all of the listing requirements of the TSX;

•	Westport’s receipt of TSX’s conditional acceptance in respect of the transactions contemplated by merger agreement;

•	the accuracy of each party’s representation and warranties in the merger agreement;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the merger agreement;

•	receipt of a certificate signed by the chief executive officer or another senior officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied; and

•	absence of any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a material adverse effect with respect to Fuel Systems or Westport since the date of the merger agreement.

Unless required by law, the conditions set forth in the merger agreement may be waived by Westport or Fuel Systems, subject to the agreement of the other party in certain circumstances. For a more complete discussion of the conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85.

No Solicitation of Other Offers (See Page 91)

Pursuant to the merger agreement, Fuel Systems has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives will, and Fuel Systems has agreed that it will use its reasonable best efforts to ensure that any other representatives of Fuel Systems or its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Fuel Systems alternative proposal (as defined in “The Merger Agreement—No Solicitations of Other Offers” beginning on page 91);

•	engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any third party in connection with a Fuel Systems alternative proposal;

•	approve or recommend any Fuel Systems alternative proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar definitive agreement, providing for or relating to a Fuel Systems alternative proposal (other than a confidentiality agreement that contains terms no less restrictive than those contained in the confidentiality agreement with Westport); or

•	propose or agree to do any of the foregoing.

The merger agreement does not, however, prohibit Fuel Systems from considering an unsolicited alternative proposal from a third party if certain specified conditions are met. For a discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement—No Solicitations of Other Offers” beginning on page 91.

Termination of the Merger Agreement (See Page 100)

Generally, the merger agreement may be terminated prior to the closing of the merger, whether before or after the required Fuel Systems stockholder approval is obtained (except as specified below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Westport or Fuel Systems if:

•	the closing of the merger has not occurred on or before April 30, 2016 (the “Outside Date”), subject to an extension to August 31, 2016 if regulatory approvals have not been obtained;

•	there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger;

•	Fuel Systems’ stockholders fail to approve the Merger proposal at a duly convened meeting; or

•	Westport’s shareholders fail to approve the issuance of the merger consideration and the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock at a duly convened meeting;

•	by Fuel Systems, if:

•	Westport or Merger Sub has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the merger agreement, and such breach cannot be cured by the Outside Date or has not been cured by Westport within 20 days after receiving written notice of such breach;

•	Fuel Systems is terminating the merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the merger agreement; or

•	the Westport board authorizes, approves or recommends entry into a written agreement, or consummates a transaction relating to a Westport alternative proposal.

•	by Westport, if:

•	Fuel Systems has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the merger agreement, and such breach cannot be cured by the Outside Date or has not been cured by Fuel Systems within 20 days after receiving written notice of such breach;

•	Fuel Systems’ board makes a change in recommendation;

•	Fuel Systems’, or any of its subsidiaries’, respective officers, directors or representatives, materially and willfully breaches its obligations contained in the “no-shop” provision contained in the merger agreement relating to alternative acquisition proposals; or

•	Fuel Systems or any of its subsidiaries or the Fuel Systems board approves, recommends, adopts or enters into, or publicly announces its intention to approve, recommend, adopt or enter into, an agreement relating to a Fuel Systems alternative proposal.

The merger agreement provides that, upon a termination of the merger agreement under specified circumstances, Fuel Systems or Westport may be required to pay a termination fee of USD $5.5 million. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Effect of Termination; Termination Fees” beginning on pages 100 and 101, respectively.

Matters to be Considered at the Special Meeting (See Page 110)

At the Fuel Systems special meeting, Fuel Systems stockholders will be asked to consider and vote upon:

•	the Merger proposal;

•	the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal;

•	the Advisory Compensation proposal; and

•	any Adjournment proposal.

Approval of the Merger proposal is required for completion of the merger.

The affirmative vote of a majority of the outstanding shares of Fuel Systems common stock entitled to vote is required to approve the Merger proposal.

The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” all of the proposals set forth above, as more fully described under “Fuel Systems Special Meeting” beginning on page 110.

Voting by Fuel Systems Directors and Fuel Systems Officers (See Page 113)

As of the record date, directors and executive officers of Fuel Systems and their affiliates owned and were entitled to vote 5,190,643  shares of Fuel Systems common stock, or approximately 28.7% of the shares of Fuel Systems common stock outstanding on that date.

Risk Factors (See Page 21)

There are risks associated with the merger transaction, which are described in the section “Risk Factors” beginning on page 21. You should carefully read and consider these risks, which include, without limitation, the following:

•	because the exchange ratio is fixed and the market price of the shares of Westport common shares will fluctuate, Fuel Systems stockholders cannot be sure of the value of the merger consideration they will receive;

•	the merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all;

•	current Fuel Systems stockholders will have reduced ownership and voting interests after the merger;

•	uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operation following the merger;

•	the expected benefits of the merger may not be realized;

•	Westport’s future results following the merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus;

•	the merger may result in a loss of customers, clients and strategic alliances; and

•	the Westport common shares to be received by Fuel Systems’ stockholders as a result of the merger will have different rights from shares of Fuel System common stock.

Comparison of Rights of Stockholders of Fuel Systems and Shareholders of Westport (See Page 134)

The conversion of your common stock of Fuel Systems into Westport common shares in the merger will result in changes from your current rights as a holder of Fuel Systems common stock, which are generally governed by Delaware law and Fuel Systems’ governing documents. These rights differ from the rights you will have as a holder of Westport common shares which are governed by the Business Corporations Act (Alberta) and Westport’s governing documents.

Litigation Related to the Merger (See Page 23)

Westport and Fuel Systems are aware of four putative stockholder class actions that have been filed since the announcement of the merger agreement. On October 13, 2015, the Court of Chancery entered an order consolidating the Peck, Nehamen, Barrie, and Nami actions as In re Fuel Systems Solutions, Inc. Stockholder Litig., Consol. C.A. No. 11495-CB, and appointing lead plaintiffs’ counsel.

On December 4, 2015, plaintiffs in the consolidated Action (the “Stockholder Action”) filed a Verified Consolidated Amended Complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the individual members of the Fuel Systems board of directors breached their fiduciary duties by approving the proposed merger between Fuel Systems and Westport because, among other things, the merger consideration is allegedly inadequate and the merger agreement allegedly contains unreasonable deal protection provisions. The Amended Complaint also alleges that Westport and Merger Sub aided and abetted such breaches of fiduciary duty. The Amended Complaint further alleges that the Registration Statement on Form F-4 filed with the SEC on October 20, 2015 contained materially misleading and incomplete information. The Amended Complaint seeks, among other things, declaratory and injunctive relief prohibiting the defendants from consummating the proposed merger and awarding compensatory damages against the defendants. The defendants believe that the claims asserted against them are without merit and intend to defend the Stockholder Action vigorously.

Recent Developments (See Page 45)

On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group.

On January 27, 2016, the Fuel Systems board of directors received a written proposal from a third party expressing interest in acquiring all of the outstanding shares of Fuel Systems common stock.

SELECTED HISTORICAL FINANCIAL DATA OF WESTPORT

The selected historical consolidated financial data of Westport for each of the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013, have been derived from Westport’s audited annual financial information and related notes contained in Westport’s second amended Annual Report on Form 40-F/A for the year ended December 31, 2014, which is incorporated by reference in this proxy statement/prospectus. The selected historical consolidated financial data as of and for the nine months ended September 30, 2015 and September 30, 2014 have been derived from Westport’s unaudited consolidated financial information and related notes thereto contained in Westport’s Current Report on Form 6-K filed with the SEC on November 10, 2015, which is incorporated by reference in this proxy statement/prospectus.

The selected historical consolidated financial data for the nine months ended December 31, 2011 and the year ended March 31, 2011 and as of December 31, 2012 and 2011 and March 31, 2011 have been derived from Westport’s audited consolidated financial information as of and for such years, which have not been incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of September 30, 2014 have been derived from Westport’s unaudited interim consolidated financial information and related notes thereto contained in Westport’s Current Report on Form 6-K filed with the SEC on October 31, 2014, which has not been incorporated by reference into this proxy statement/prospectus.

Historical results are not indicative of the results that should be expected in the future. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Westport or the combined company, and you should read the following information together with Westport’s audited consolidated financial information, the notes related thereto and the document entitled “Management’s Discussion and Analysis” contained in Westport’s second amended Annual Report on Form 40-F/A for the fiscal year ended December 31, 2014 and Westport’s unaudited consolidated financial information, the notes related thereto and the document entitled “Management’s Discussion and Analysis” contained in Westport’s Form 6-K filed with the SEC on November 10, 2015, which are incorporated by reference in this proxy statement/prospectus. For more information, see the section titled “Where You Can Find More Information” beginning on page 147. Unless specifically stated otherwise, all dollar amounts set forth in this section are presented in U.S. dollars.

	Nine Months Ended September 30,		Year Ended December 31,			Nine months ended December 31,	Year Ended March 31,
	2015	2014	2014	2013	2012	2011	2011
	(in thousands, except share amounts)
Revenues and Income
Total Revenues	$78,195	$103,174	$130,569	$164,032	$155,626	$87,696	$36,775
Loss from Continuing Operations	$(83,080)	$(85,089)	$(159,387)	$(194,210)	$(108,298)	$(59,075)	$(47,963)
Net Loss	$(75,077)	$(84,698)	$(149,618)	$(185,410)	$(98,774)	$(45,794)	$(42,142)
Per Share Data
Loss Per Share—Basic and Diluted	$(1.17)	$(1.34)	$(2.37)	$(3.22)	$(1.83)	$(0.96)	$(1.00)
Weighted Average Shares Outstanding
Basic	64,052,696	63,051,893	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889
Diluted	64,052,696	63,051,893	63,130,022	57,633,190	54,072,513	47,933,348	42,305,889
Financial Position
Total Assets	$224,755	$392,504	$337,695	$491,671	$490,077	$325,762	$232,193
Long-Term Debt	$66,194	$72,705	$78,542	$66,013	$80,722	$86,145	$25,222
Stockholders’ Equity	$85,638	$236,630	$168,008	$322,902	$336,081	$152,590	$181,228
Balance Sheets
Cash and cash equivalents	$41,366	$129,415	$93,282	$178,513	$88,958	$70,298	$148,463

SELECTED HISTORICAL FINANCIAL DATA OF FUEL SYSTEMS

The selected historical consolidated financial data of Fuel Systems for each of the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 have been derived from Fuel Systems’ audited consolidated financial information and related notes thereto contained in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2014, a copy of which is included as Annex F to this proxy/prospectus and is incorporated herein by reference. The selected historical consolidated financial data for the nine months ended September 30, 2015 and September 30, 2014 and as of September 30, 2015 have been derived from Fuel Systems’ unaudited interim consolidated financial information and related notes thereto contained in Fuel Systems’ Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, a copy of which is included as Annex G to this proxy/prospectus and is incorporated by reference into this proxy statement/prospectus.

The selected historical consolidated financial data for the years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 have been derived from Fuel Systems’ audited consolidated financial information as of and for such years, which have not been included or incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of September 30, 2014 have been derived from Fuel Systems’ unaudited interim consolidated financial information and related notes thereto contained in Fuel Systems’ Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which has not been included or incorporated by reference into this proxy statement/prospectus.

Historical results are not indicative of the results that should be expected in the future. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Fuel Systems or the combined company, and you should read the following information together with Fuel Systems’ audited consolidated financial information, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Fuel Systems’ unaudited consolidated financial information, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Fuel Systems’ Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, which are included respectively as Annex F and Annex G to this proxy/prospectus and are incorporated by reference. For more information, see the section titled “Where You Can Find More Information” beginning on page 147.

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Statements of Operations:
Revenue	$196,073	$253,764	$339,128	$399,841	$393,947	$418,134	$430,632
Operating (loss) income	(31,021)	(51,579)	(54,219)	4,409	(13,286)	11,825	58,301
Net (loss) income attributable to Fuel Systems	$(40,238)	$(49,403)	$(53,416)	$(460)	$(15,632)	$5,168	$39,702

Per Share Data:
Net (loss) income attributable to Fuel Systems per common share
Basic	(2.16)	(2.46)	(2.66)	(0.02)	(0.78)	0.26	2.24
Diluted	(2.16)	(2.46)	(2.66)	(0.02)	(0.78)	0.26	2.23
Number of shares used in per share calculation
Basic	18,618,361	20,100,887	20,074,773	20,073,360	20,020,487	19,972,969	17,725,049
Diluted	18,618,361	20,100,887	20,074,773	20,073,360	20,020,487	20,004,236	17,807,330

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands, except as noted)
Balance Sheets:
Cash and cash equivalents	$54,043	$73,486	$85,180	$80,961	$75,675	$96,740	$124,775
Total current assets	195,686	267,645	254,659	290,147	282,941	299,285	306,928
Total assets	241,546	341,144	324,241	415,299	419,818	450,002	454,563
Total liabilities	74,801	90,505	87,506	96,247	102,771	120,180	115,996
Long-term debts	—	99	0	215	713	3,698	7,571
Total equity	$166,745	$250,639	$236,735	$319,052	$317,047	$329,822	$338,567

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial information of Westport for the nine months ended September 30, 2015 and the year ended December 31, 2014 included in this proxy statement/prospectus have been prepared by Westport using the acquisition method of accounting for business combinations under U.S. GAAP. The following selected unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2015 and year ended December 31, 2014 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet data at September 30, 2015 has been prepared to give effect to the merger as if the merger was completed on September 30, 2015.

The unaudited pro forma condensed combined financial information assume that, at the effective time, each outstanding Fuel Systems share will be converted into the right to receive 2.129 Westport common shares. Pro forma book value per share is calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities of Westport as at September 30, 2015 by the total number of Westport common shares outstanding at such date (including issuance of Westport common shares to Fuel Systems stockholders as of such date).

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The assumptions underlying the selected unaudited pro forma condensed combined financial data are described in the notes to the unaudited pro forma condensed combined financial information of Westport as at September 30, 2015, for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and should be read in conjunction with the selected unaudited pro forma condensed combined financial data presented below. The following information should also be read in conjunction with (i) the unaudited condensed consolidated financial information of Westport as at September 30, 2015 and for the nine months ended September 30, 2015, including the notes thereto, contained in Westport’s Form 6-K filed with the SEC on July 29, 2015 and the audited consolidated financial information of Westport as at December 31, 2014 and for the year ended December 31, 2014, including the notes thereto, contained in Westport’s second amended Form 40-F filed with the SEC on October 16, 2015, and (ii) the unaudited consolidated financial information of Fuel Systems, including the notes thereto, contained in Fuel Systems’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and the audited consolidated financial information of Fuel Systems, including the notes thereto, contained in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2014, which are included respectively, as Annex G and Annex F to this proxy/prospectus and are incorporated by reference. See “Unaudited Pro Forma Condensed Combined Financial Information” on page 118 of this proxy statement/prospectus. All dollar amounts set forth in this section are presented in U.S. dollars.

	Nine months Ended September 30, 2015	Year Ended December 31, 2014
	(in thousands, except per share amounts)
Pro Forma Statement of Operations Data combined Westport/Fuel Systems
Net loss for the period	$(106,939)	$(203,030)
Loss per share, basic	$(1.04)	$(2.00)
Loss per share, diluted	$(1.04)	$(2.00)

Pro Forma Statement of Operations Data combined Westport/Fuel Systems and financing
Net loss for the period	$(110,986)	$(207,831)
Loss per share, basic	$(1.08)	$(2.04)
Loss per share, diluted	$(1.08)	$(2.04)

At September 30, 2015
(in thousands)
Pro Forma Balance Sheet Data combined Westport/Fuel Systems
Cash and cash equivalents	95,409
Total Assets	466,301
Total Liabilities	223,049
Stockholder’s Equity	243,252

Pro Forma Balance Sheet Data combined Westport/Fuel Systems and financing
Cash and cash equivalents	130,409
Total Assets	501,301
Total Liabilities	258,049
Stockholder’s Equity	243,252

COMPARATIVE PER SHARE DATA

The following table shows per share data regarding earnings (losses) from continuing operations, book value per share and cash dividends for Westport and Fuel Systems on a historical and pro forma combined basis. The pro forma earnings (losses) from continuing operations information was computed as if the merger had been completed on January 1, 2014. The pro forma book value per share information was computed as if the merger had been completed on September 30, 2015.

Westport and Fuel Systems present basic loss per share for their common shares, calculated by dividing the loss attributable to their common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. Historical book values for Westport and Fuel Systems are calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities as at the dates indicated below by the total number of common shares outstanding as of such dates.

The following comparative per share data is derived from the historical consolidated financial statements of each of Westport and Fuel Systems. The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 114. All dollar amounts set forth in this section are presented in U.S. dollars.

	As of and for the Year Ended December 31, 2014		As of and for the Nine Months Ended September 30, 2015
Westport Innovations Inc.
Earnings (Loss) Per Share, Basic		$(2.37)	$(1.17)
Earnings (Loss) Per Share, Diluted		$(2.37)	$(1.17)
Book value per share		$2.66	$1.34
Cash dividends		$—	$—

Fuel Systems Solutions, Inc.
Earnings (Loss) Per Share, Basic		$(2.66)	$(2.16)
Earnings (Loss) Per Share, Diluted		$(2.66)	$(2.16)
Book value per share		$11.98	$9.22
Cash dividends		—	—

Pro Forma Combined Westport/Fuel Systems (Unaudited)
Earnings (Loss) Per Share, Basic		(2.00)	(1.04)
Earnings (Loss) Per Share, Diluted		(2.00)	(1.04)
Book value per share		NA (a)	2.36

Pro Forma Combined Westport/Fuel Systems and financing (Unaudited)
Earnings (Loss) Per Share, Basic		$(2.04)	$(1.08)
Earnings (Loss) Per Share, Diluted		$(2.04)	$(1.08)
Book value per share	$	NA (a)	$2.36

(a)	The book value per common share had not been presented for the year ended December 31, 2014 given that Article 11 of SEC Regulation S-X requires that the pro forma balance sheet be presented as at the latest balance sheet (i.e., September 30, 2015), which is the assumed date of the merger.

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per Westport common shares, which trade on NASDAQ under the symbol “WPRT” and on the TSX under the symbol “WPT” and Fuel Systems common stock, which trades on NASDAQ under the symbol “FSYS.”

	Westport Common Shares TSX (in C$)			Westport Common Shares NASDAQ (in US$)			Fuel Systems Common Stock (in US$)
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
2013
First Quarter	$33.24	$26.36	—	$32.89	$26.50	—	$18.13	$13.38	—
Second Quarter	$36.14	$27.80	—	$34.44	$27.50	—	$18.10	$13.34	—
Third Quarter	$36.57	$24.70	—	$35.40	$23.95	—	$21.44	$17.34	—
Fourth Quarter	$26.65	$18.29	—	$25.87	$17.07	—	$19.90	$12.25	—
2014
First Quarter	$24.11	$15.34	—	$22.50	$13.84	—	$14.20	$10.02	—
Second Quarter	$19.34	$13.67	—	$18.14	$12.42	—	$11.48	$9.25	—
Third Quarter	$20.32	$11.62	—	$18.98	$10.37	—	$11.40	$8.70	—
Fourth Quarter	$9.22	$3.95	—	$8.25	$3.40	—	$11.88	$8.00	—
2015
First Quarter	$8.41	$3.82	—	$6.74	$3.24	—	$11.64	$9.47	—
Second Quarter	$7.46	$4.92	—	$6.18	$3.90	—	$11.57	$7.20	—
Third Quarter	$6.61	$3.29	—	$5.10	$2.47	—	$7.73	$4.80	—
Fourth Quarter	$5.18	$2.21	—	$4.01	$1.70	—	$7.64	$3.81	—
2016
First Quarter (through January 15, 2016)	$3.05	$1.88	—	$2.13	$1.30	—	$5.14	$3.21	—

The following table presents trading information on the last full trading day prior to the public announcement of the merger and on the latest practicable date before the date of this proxy statement/prospectus. On August 31, 2015, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Westport common shares was $3.54 on NASDAQ and $4.63 CAD on the TSX, and the closing sale price per share of Fuel Systems common stock was $6.85 on NASDAQ. On January 15, 2016, the latest practicable date before the date of this proxy statement/prospectus, the last sales price per share of Westport common shares was $1.32 on NASDAQ and $1.91 CAD on the TSX, and the closing sale price per share of Fuel Systems common stock was $3.27 on NASDAQ.

	Westport common shares TSX (in C$)	Westport common shares NASDAQ (in US$)	Fuel Systems Common Stock (in US$)
August 31, 2015	$4.63	$3.54	$6.85
January 15, 2016	$1.91	$1.32	$3.27

Fuel Systems stockholders are advised to obtain current market quotations for Westport common shares. The market prices of Westport common shares will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Westport common shares before or after the effective date of the merger.

Fuel Systems has never paid or declared any dividends on its common stock.

Number of Holders of Common Stock and Number of Shares Outstanding

As of January 15, 2016, there were 163 shareholders of record of Westport common shares who held an aggregate of 64,389,927 of Westport common shares.

As of January 15, 2016, there were 224 shareholders of record of Fuel Systems common stock who held an aggregate of 18,094,043 shares of Fuel Systems common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Westport, Fuel Systems and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as: “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” “continue,” “seeks,” “on-going” or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. The statements contained in this proxy statement/prospectus that are not historical facts are forward-looking statements that represent management’s beliefs and assumptions based on currently available information. These statements may be made directly in this proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the merger. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the effect of legal, regulatory or supervisory matters on business, results of operations or financial condition, and include, among other things, statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of Westport’s and Fuel Systems’ business, continued research and development investment, future of Westport’s and Fuel Systems’ development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of their business strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for the companies’ products, the future success of the business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors.

Forward-looking statements reflect management judgment based on currently available information and involve a number of factors, risks and uncertainties. With respect to these forward-looking statements, each of Westport’s and Fuel Systems’ management has made assumptions regarding, among other things, future demand and market prices for natural gas, capacity, fuel and emission allowances, operating, general and administrative costs, financial and economic market conditions and legislative, regulatory and/or market developments. The future and assumptions about the future cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors, risks and uncertainties that could cause actual results to differ include:

•	Fuel Systems or Westport may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger;

•	a condition to closing of the merger may not be satisfied;

•	the timing to consummate the proposed merger;

•	the businesses will not be integrated successfully;

•	insufficient capital and liquidity to achieve the business plan of the combined company;

•	expected cost savings and any other synergies from the transaction may not be fully realized within the expected time frames or at all;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the actions and determinations of joint venture and development partners;

•	the diversion of management time on merger-related issues;

•	revenues following the merger may be lower than expected;

•	government regulation or other actions;

•	unpredictable nature of the developing alternative fuel U.S. automotive market;

•	the growth of non-gaseous alternative fuel products and other new technologies;

•	the price differential between alternative gaseous fuels and gasoline;

•	the repeal or implementation of government regulations relating to reducing vehicle emissions;

•	the ability of management to execute its plans to meet its goals;

•	other risks inherent in Westport’s and Fuel Systems’ business that are discussed in Westport’s and Fuel Systems’ most recent annual reports on Form 40-F and Form 10-K, respectively, and in other Westport and Fuel Systems reports on file with the SEC; and

•	those set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 21.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Neither Westport nor Fuel Systems undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date that they were made or to reflect the occurrence of unanticipated events.

Additional factors, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Westport and Fuel Systems. See “Where You Can Find More Information” beginning on page 147 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19, you should carefully consider the following risks before deciding how to vote. Although Westport and Fuel Systems believe that the matters described below cover the material risks related to the merger, they may not contain all of the information that is important to you in evaluating the merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the annexes and the information included or incorporated by reference in this documents. Please also refer to the additional risk factors identified in the periodic reports and other documents of Westport and Fuel Systems incorporated by reference into this proxy statement/prospectus and listed in the section entitled “Where You Can Find More Information” and the Annual Report of Fuel Systems on Form 10-K for the year ended December 31, 2014, attached hereto as Annex F and incorporated herein by reference. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this proxy statement/prospectus or in the documents incorporated herein by reference could have a material adverse effect on Westport’s, Fuel Systems’ or the combined company’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective shares.

Risks Relating to the Merger

Because the exchange ratio is fixed and the market price of shares of Westport common shares will fluctuate, Fuel Systems stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Fuel Systems common stock will be converted into the right to receive 2.129 Westport common shares. The number of Westport common shares to be issued pursuant to the merger agreement for each share of Fuel Systems common stock is fixed and will not change to reflect changes in the market price of Westport common shares or Fuel Systems common stock. The market price of Westport common shares at the time of completion of the merger may vary significantly from the market prices of Westport common shares on the date the merger agreement was executed, the date of this proxy statement/prospectus and the date of the respective special stockholder meetings. Accordingly, at the time of the Fuel Systems special meeting, you will not know or be able to calculate the market value of the merger consideration you will receive upon completion of the merger.

In addition, the merger might not be completed until a significant period of time has passed after the Fuel Systems special meeting. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Westport common shares or Fuel Systems common stock, the market value of the Westport common shares issued in connection with the merger and the Fuel Systems common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from, among other things, changes in the business, operations or prospects of Westport or Fuel Systems prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Westport and Fuel Systems. Neither Westport nor Fuel Systems is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

The merger agreement contains provisions that limit Fuel Systems’ ability to pursue alternatives to the merger, which could discourage a potential acquirer of Fuel Systems from making an alternative transaction proposal and, in certain circumstances, could require Fuel Systems to pay to Westport a significant termination fee.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, prohibit Fuel Systems, its subsidiaries and their respective representatives from, directly or indirectly, soliciting, initiating, knowingly encouraging or knowingly facilitating any inquiry in respect of, discussing or negotiating, or furnish any non-public information in connection with, or entering into any understanding or agreement in respect of, a competing third-party proposal for the acquisition of Fuel Systems’ stock or assets. In addition, the parties are generally required to negotiate in good faith to modify the terms of the merger in response to any competing acquisition proposals before Fuel Systems’ board may withdraw or qualify its recommendation with respect to the merger. In some circumstances, upon termination of the merger agreement, Fuel Systems may be required to pay Westport a termination fee of USD $5.5 million.

See “The Merger Agreement—No Solicitations of Other Offers” beginning on page 91; “The Merger Agreement—Termination of the Merger Agreement” beginning on page 100; and “The Merger Agreement—Effect of Termination; Termination Fees” beginning on page 101.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Fuel Systems’ stock or assets from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger. Similarly, these provisions might result in a potential third-party acquirer proposing to pay a lower price to Fuel Systems stockholders than it might otherwise have proposed to pay before of the added expense of the termination fee that may become payable in certain circumstances. If the merger agreement is terminated and Fuel Systems determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Fuel Systems will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect its financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Fuel Systems. These uncertainties may impair Fuel Systems’ ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Fuel Systems to seek to change existing business relationships with Fuel Systems. Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Fuel Systems’ financial results.

In addition, the merger agreement restricts Fuel Systems from making certain acquisitions and dispositions and taking other specified actions while the merger is pending without Westport’s consent. These restrictions may prevent Fuel Systems from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement. See “The Merger Agreement—Covenants and Agreements” beginning on page 87.

The issuance of Westport common shares in connection with the merger could decrease the market price of Westport common shares.

In connection with the merger and as part of the merger consideration, Westport will issue Westport common shares to Fuel Systems stockholders. The issuance of Westport common shares in the merger may result in fluctuations in the market price of Westport common shares, including a share price decrease.

Certain rights of holders of Fuel Systems common stock will change as a result of the merger.

Fuel Systems is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of Fuel Systems are currently governed by the DGCL. Westport is incorporated under the laws of

Alberta, Canada and, accordingly, the rights of the shareholders of Westport are currently governed by the Business Corporations Act (Alberta) (the “ABCA”). Following the completion of the merger, holders of Fuel Systems common stock will no longer be stockholders of Fuel Systems, but instead will be shareholders of Westport. There will be certain differences between your current rights as a stockholder of Fuel Systems, on the one hand, and the rights to which you will be entitled as a shareholder of Westport, on the other hand. For a more detailed discussion of the differences in the rights of stockholders in Fuel Systems and Westport, see “Comparison of Rights of Stockholders of Fuel Systems and Shareholders of Westport” beginning on page 134.

Purported class action lawsuits have been filed against the individual members of the board of directors of Fuel Systems and against Fuel Systems, Westport and Merger Sub, and additional lawsuits may be filed, challenging the merger and seeking injunctive relief. An adverse judgment in any pending case or additional lawsuits could prevent the merger from occurring or could have a material adverse effect on Fuel Systems or Westport following the merger.

Between September 11, 2015 and October 2, 2015, four putative stockholder class actions were filed in the Court of Chancery of the State of Delaware. On October 13, 2015, the Court of Chancery entered an order consolidating the actions as In re Fuel Systems Solutions, Inc. Stockholder Litig., Consol. C.A. No. 11495-CB (the “Stockholder Action”) and appointing lead plaintiffs’ counsel. On December 4, 2015, plaintiffs in the Stockholder Action filed a Verified Consolidated Amended Complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the individual members of the Fuel Systems board of directors breached their fiduciary duties by approving the proposed merger between Fuel Systems and Westport because, among other things, the merger consideration is allegedly inadequate and the merger agreement allegedly contains unreasonable deal protection provisions. The Amended Complaint also alleges that Westport and Merger Sub aided and abetted such breaches of fiduciary duty. The Amended Complaint further alleges that the Registration Statement on Form F-4 filed with the SEC on October 20, 2015 contained materially misleading and incomplete information. The Amended Complaint seeks, among other things, declaratory and injunctive relief prohibiting the defendants from consummating the proposed merger and awarding compensatory damages against the defendants. The defendants believe that the claims asserted against them are without merit and intend to defend the Stockholder Action vigorously.

Additional lawsuits may be filed against the board of directors of Fuel Systems, Fuel Systems, Westport and/or Merger Sub in connection with the merger, and they may seek to enjoin the proposed merger or to obtain monetary relief from any or all of the defendants. An unfavorable resolution of any such litigation could delay or prevent the consummation of the merger. The cost of defending the litigation, even if resolved favorably, could be substantial, and the litigation could substantially divert the attention and resources of Fuel Systems’ and Westport’s management. There can also be no assurance that the board of directors of Fuel Systems, Fuel Systems, Westport, and/or Merger Sub, as applicable, will prevail in defense of any such lawsuits to which they are a party, even in an event where such company believes that the claims made in such lawsuits are without merit and vigorously defends against such claims.

One of the conditions to the completion of the merger is that no law, order, judgment or injunction shall have been enacted or adopted that prohibits consummation of the merger. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. An adverse judgment for rescission or for monetary damages could have a material adverse effect on Fuel Systems and Westport following the merger. For more information on the lawsuit, see “Summary—Litigation Related to the Merger.”

The merger and related transactions are subject to approval by Fuel Systems stockholders and the issuance of the merger consideration is subject to approval by Westport shareholders.

In order for the merger to be completed, Fuel Systems stockholders must adopt the merger agreement, which requires the approval of the holders of a majority of the outstanding shares of Fuel Systems common stock entitled to vote on the Merger proposal as of the record date for the Fuel Systems special meeting and Westport shareholders must approve, among other things, the issuance of the merger consideration and the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock, which requires the approval of the majority of the total votes cast to approve the merger consideration.

The merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all.

The merger is subject to certain other conditions beyond Westport’s and Fuel Systems’ control that may prevent, delay or otherwise materially adversely affect its completion, including the approval of the Merger proposal by Fuel Systems’ stockholders and the approval of the merger consideration by Westport’s shareholders, the termination or expiration of the waiting period required under the HSR Act, and the relevant approvals under the antitrust and competition laws of Turkey. Neither Westport nor Fuel Systems can predict whether and when these other conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies expected to be achieved if the merger is successfully completed within its expected time frame. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85.

Failure to complete the merger could negatively affect Fuel Systems’ stock price, its future business and financial results.

If the merger is not completed, Fuel Systems’ ongoing businesses may be adversely affected and Fuel Systems will be subject to several risks and consequences, including the following:

•	under the merger agreement, Fuel Systems may be required, under certain circumstances, to pay Westport a termination fee of USD $5.5 million;

•	Fuel Systems will be required to pay the costs and expenses it incurred related to the merger, whether or not the merger is completed, such as the fees and expenses of its legal, accounting and financial advisors, including in connection with certain due diligence investigations related thereto. In addition, the fees and expenses related to the printing and filing of this proxy statement/prospectus will be shared by Fuel Systems and Westport, other than attorneys’ and accountants’ fees;

•	Fuel Systems would not realize the expected benefits of the merger;

•	under the merger agreement, Fuel Systems is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•	matters relating to the merger may require substantial commitments of time and resources by Fuel Systems management, which could otherwise have been devoted to other opportunities that may have been beneficial to Fuel Systems as an independent company; and

•	Fuel Systems may lose key employees during the period in which Fuel Systems and Westport are pursuing the merger, which may adversely affect Fuel Systems in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, Fuel Systems may experience negative reactions from the financial markets and from its customers and employees. Fuel Systems also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Fuel Systems to attempt to force it to perform their respective obligations under the merger agreement.

Certain directors and executive officers of Fuel Systems have interests in the merger that are different from, or in addition to, those of other Fuel Systems stockholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals at the Fuel Systems special meeting, Fuel Systems stockholders should recognize that certain directors and executive officers of Fuel Systems have interests in the merger that differ from, or that are in addition to, their interests as stockholders of Fuel Systems. These interests include, among others, continued service as a director or an executive officer of the combined company, and the accelerated vesting of certain equity awards, certain transaction-related bonuses and/or certain severance benefits, in connection with the merger. These interests, among others, may influence the directors and executive officers of Fuel Systems to support or approve the Merger proposal. See the section entitled “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 66.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Fuel Systems is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which Fuel Systems is a party. If Westport and Fuel Systems are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Westport and Fuel Systems are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Fuel Systems or the combined company.

Risks Relating to Tax Matters

You should read the discussion under the caption “U.S. Federal Income Tax Considerations” below for a more complete discussion of U.S. federal income tax considerations relating to the merger and the ownership and disposition of Westport common shares received in the merger.

The IRS may not agree that Westport should be treated as a foreign corporation for U.S. federal income tax purposes following the merger.

A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because Westport is a Canadian entity, it would generally be classified as a foreign corporation (and, therefore, not a U.S. tax resident) under these rules. Even so, the IRS may assert that Westport should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

Under Section 7874 of the Code, if the former stockholders of Fuel Systems hold 80% or more of the vote or value of the shares of Westport by reason of holding Fuel Systems common stock (the percentage (by vote and value) of Westport common shares considered to be held (for purposes of Section 7874 of the Code) by former Fuel Systems stockholders immediately after the merger by reason of holding Fuel Systems common stock is referred to in this disclosure as the “Section 7874 Percentage”), and Westport’s expanded affiliated group after the merger does not have substantial business activities in Canada relative to its worldwide business activities, Westport would be treated as a U.S. corporation for U.S. federal income tax purposes. If the Section 7874 Percentage were determined to be at least 60% (but less than 80%), Section 7874 of the Code would cause Westport to be treated as a “surrogate foreign corporation” if Westport does not have substantial business activities in Canada relative to its worldwide business activities.

Under current law, Westport should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, determining the Section 7874 Percentage is complex and is subject to factual and legal uncertainties, including that such determination takes into account several factors other than the estimated ratio of ownership of Westport by former Fuel Systems stockholders following the merger, which ratio is expected to be approximately 37.6%. For example, the IRS recently announced that it intends to issue U.S. Treasury Regulations that would disregard, for purposes of determining the Section 7874 Percentage, certain distributions made by Fuel Systems during the 36 months preceding the closing of the merger. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear, but they would likely have the effect of increasing the Section 7874 Percentage. Even taking into account these uncertainties, we currently expect the Section 7874 Percentage will be significantly less than 60% (in which case, Westport should not be treated as a U.S. corporation and the limitations described in the paragraph below should not apply to Fuel Systems). There can be no assurance, however, that the IRS will agree with the position that the Section 7874 Percentage is less than 60%.

If the Section 7874 Percentage were determined to be at least 60% (but less than 80%), several limitations could apply to Fuel Systems. For example, Fuel Systems would be prohibited from using its net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the merger or any income received or accrued during such period by reason of a license of any property by Fuel Systems to a foreign related person. In addition, the IRS has announced that it will promulgate new rules, which, in that situation, may limit the ability to restructure the non-U.S. members of the Fuel Systems tax group or access cash earned in its non-U.S. subsidiaries. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain Fuel Systems stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Fuel Systems) at a rate equal to 15%, but only if gain is otherwise recognized by Fuel Systems stockholders as a result of the merger.

Changes in law could affect Westport’s status as a foreign corporation for U.S. federal income tax purposes or limit the U.S. tax benefits from Westport engaging in certain transactions.

Westport believes that, under current law, it should be treated as a foreign corporation for U.S. federal income tax purposes. Nevertheless, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder could adversely affect Westport’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. If Westport were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to materially greater U.S. tax liability than currently contemplated as a non-U.S. corporation. Specifically, if Westport were to be treated as a U.S. corporation for U.S. federal income tax purposes, Westport would be subject to U.S. corporate income tax on its worldwide income, and the income of its foreign subsidiaries would be subject to U.S. tax when repatriated or when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. Moreover, in such a case, a non-U.S. Holder of Westport common shares would be subject to U.S. withholding tax on the gross amount of any dividends paid by Westport to such shareholder.

Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing Westport to be treated as a U.S. corporation if the management and control of Westport and its affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which Westport would be treated as a U.S. corporation. In addition, other recent legislative proposals would cause Westport and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions, if the Section 7874 Percentage were to be at least 60%. Thus, the rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect Westport and its affiliates.

Future changes in U.S. and non-U.S. tax laws could adversely affect Westport.

The U.S. Congress, the Organization for Economic Co-operation and Development and government agencies in jurisdictions where Westport and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which Westport and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect Westport.

If Westport is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. shareholders of Westport.

U.S. Holders of Westport common shares should be aware that Westport believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2014, and based on current business plans and financial expectations, Westport expects that it will not be a PFIC for the current tax year. Westport has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Westport will not become a PFIC for any tax year during which U.S. Holders own Westport common shares.

If Westport is a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder will generally be required to treat any gain realized upon a disposition of Westport common shares, or any “excess distribution” received on its Westport common shares, as ordinary income, and to pay an additional tax based on an interest charge generally applicable to under-payments of tax attributable to each such year, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Westport common shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of Westport’s net capital gain and ordinary earnings for any year in which Westport is a PFIC, whether or not Westport distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that Westport will satisfy the record keeping requirements that apply to a qualified electing fund, or that Westport will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that Westport is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Westport common shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Westport common shares over such holder’s tax basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the merger and the acquisition, ownership, and disposition of Westport common shares.

The merger is expected to result in an ownership change for Fuel Systems, and may result in an ownership change for Westport, under Section 382 of the Code, potentially limiting the use of Westport’s and Fuel Systems’ net operating loss carryforwards and certain other tax attributes in future years. In addition, each of Westport’s and Fuel Systems’ ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

As of September 30, 2015, Fuel Systems had approximately $108.3 million of net operating loss (“NOL”) carryforwards available to reduce U.S. federal taxable income in future years. As of September 30, 2015, Westport had approximately $75.0 million of NOL carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period.

The merger is expected to result in an ownership change under Section 382 of the Code for Fuel Systems, potentially limiting the use of Fuel Systems’ NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Fuel Systems and have a negative impact on

Fuel Systems’ financial position and results of operations. In addition, Fuel Systems’ ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Fuel Systems generates sufficient taxable income.

The merger, together with other transactions, may result in an ownership change under Section 382 of the Code for Westport, potentially limiting the use of Westport’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Westport and have a negative impact on Westport’s financial position and results of operations. In addition, Westport’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Westport generates sufficient taxable income.

Section 367(a)(1) of the Code may result in your recognition of taxable gain (but not loss) in respect of the Fuel Systems common stock you exchange for Westport common shares in the merger. You will not know at the time of the special meeting, when you vote “for” or “against” the merger proposal, whether Section 367(a)(1) will require such recognition of taxable gain (but not loss).

The U.S. federal income tax consequences of the merger to U.S. holders of Fuel Systems common stock will be uncertain at the time of the special meeting, when you vote “for” or “against” the merger proposal.

The receipt of Westport common shares for Fuel Systems common stock pursuant to the merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Nevertheless, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free exchange, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met.

While Westport and Fuel Systems generally expect such requirements to be met, one such requirement is that the value of Westport equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code, as of the closing date of the merger. In determining the value of Westport for these purposes, acquisitions of assets by Westport made outside of the ordinary course of business during the 36 months preceding the merger will be disregarded unless such acquisitions either (i) consist of interests in certain foreign corporations or partnerships, or (ii) do not consist of passive assets (including cash) and are not undertaken with a principal purpose of satisfying such requirement. In addition, the IRS has announced an intention to issue regulations effective prior to the date of the merger whereby, for purposes of determining the value of Fuel Systems, certain distributions made by Fuel Systems during the 36 months preceding the merger will be added back to the value of Fuel Systems for purposes of this requirement. Under such regulations, distributions (including share repurchases) made by Fuel Systems over the 36 months preceding the merger would be added back to the value of Fuel Systems to the extent that amounts distributed during a given year exceed 110 percent of the average amounts distributed over the 3 preceding years. Regulations addressing the specific method for determining the amount that would be added back for this purpose have not been issued. The determination of whether the value of Westport equals or exceeds the value of Fuel Systems for purposes of Section 367 of the Code is based on facts that cannot be known with sufficient certainty until the closing date of the merger. In addition, the law in this area, particularly as applied to certain facts relating to Fuel Systems and Westport, is not well-established. Fuel Systems may seek a ruling from the IRS providing that the transfer of shares of Fuel Systems common stock to Westport by Fuel Systems stockholders qualifies for an exception to Section 367(a)(1). However, such ruling may not be issued and, if issued, will not be issued prior to the special meeting. Accordingly, you will not know at the time of the special meeting, when you vote “for” or “against” the merger proposal, whether Section 367(a)(1) will require U.S. holders of Fuel Systems common stock to recognize gain (but not loss) upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger.

If the application of Section 367(a)(1) requires recognition of gain to a U.S. holder of Fuel Systems common stock in the merger, such holder of Fuel Systems common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of any Westport common shares (including fractional shares) received in the merger, over such holder’s tax basis in the shares of Fuel Systems common stock surrendered by the holder in the merger. Any gain so recognized would generally be long-term capital gain if the holder has held the Fuel Systems common stock for more than one year at the time the merger is completed. If you do not expect that the value of Westport will equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code (as discussed above), as of the closing date of the merger, you should assume, for purposes of deciding how to vote, that the merger will be treated in such manner. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock—Application of Section 367(a)(1)” beginning on page 74.

Risks Relating to the Combined Company Following the Merger

The market price of Westport’s common shares has been, and may continue to be, volatile, and Fuel Systems stockholders could lose all or part of their investment.

The market price of Westport’s common shares has fluctuated substantially, may continue to do so, and may be higher or lower than the initial price received upon the exchange. As a result, Westport’s future stock price may be volatile. Over the twelve month period ending on September 30, 2015, the market price of Westport’s common shares on the TSX has ranged from a low of C$3.29 to a high of C$9.22. Over the twelve month period ending on September 30, 2015, the market price of Westport’s common shares on NASDAQ has ranged from a low of $2.47 to a high of $8.25. The market price of Westport’s common shares following the merger will depend on a number of factors, many of which are beyond Westport’s control. These fluctuations could cause Fuel Systems stockholders to lose all or part of their investment in Westport common shares since Fuel Systems stockholders might be unable to sell their shares at or above the price initially received upon the exchange of shares of Fuel Systems common stock. Factors that could cause fluctuations in the market price of Westport’s common shares include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other companies generally, or those in Westport’s industry in particular;

•	announcements of technological innovations, new products or services by Westport or its competitors;

•	the addition or loss of Westport’s customers;

•	future capital raising activities of Westport and the use of proceeds;

•	sales of Westport common shares by holders thereof or Westport;

•	failure of securities analysts to maintain coverage of Westport, changes in financial estimates by securities analysts who follow Westport, or Westport’s failure to meet these estimates or the expectations of investors;

•	the financial projections Westport may provide to the public, any changes in those projections or Westport’s failure to meet those projections;

•	the announcements by Westport or its competitors of significant acquisitions, strategic relationships, joint ventures, capital commitments or divestitures;

•	the public’s reaction to Westport’s press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;

•	rumors and market speculation involving Westport or other companies in Westport’s industry;

•	actual or anticipated changes in Westport’s operating results or fluctuations in Westport’s operating results;

•	actual or anticipated developments in Westport’s business, Westport’s competitors’ businesses or the competitive landscape generally;

•	litigation involving Westport, Westport’s industry or both, or investigations by regulators into Westport’s operations or those of Westport’s competitors;

•	additions or departures of key employees;

•	announced or completed acquisitions of businesses by Westport or Westport’s competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Westport and its business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in Westport’s management; and

•	general economic conditions and slow or negative growth of Westport’s markets.

Current Fuel Systems stockholders will have reduced ownership and voting interests after the merger.

Based on 18,094,043 shares of common stock of Fuel Systems outstanding on January 15, 2016, the record date for the special meeting, and the exchange ratio, it is anticipated that Westport will issue 38,863,711 Westport common shares to the shareholders of Fuel Systems upon completion of the merger. Based on the number of common shares of Westport outstanding on January 15, 2016, current Fuel Systems stockholders and current Westport shareholders would own approximately 37.6% and 62.4% of Westport’s common shares, respectively, upon the completion of the merger, assuming no additional issuances of common shares by either Westport or Fuel Systems between January 15, 2016 and the effective time, which is expected to occur by February 16, 2016. However, Westport could issue up to 1,439,972 common shares upon the exercise of outstanding Westport options prior to the effective time, and Fuel Systems could issue up to 117,020 shares of common stock (equivalent to 249,136 Westport common shares) upon the exercise of outstanding Fuel Systems options prior to the effective time. In addition, following the effective time, Westport may issue additional common shares pursuant to the exercise of outstanding Westport options, including pursuant to those Fuel Systems options assumed by Westport in connection with the merger. Further, Westport may issue additional common shares in connection with future financings or other transactions.

At the closing of the merger, each Fuel Systems stockholder who receives Westport common shares will become a shareholder of Westport. As a result, the percentage ownership of Westport held by each current Fuel Systems stockholder will be smaller than such shareholder’s percentage ownership of Fuel Systems prior to the merger. Fuel Systems’ current stockholders will, therefore, have proportionately less ownership and voting interests in Westport following the merger than they have now in Fuel Systems.

The merger will result in changes to Westport’s board of directors and management that may affect the strategy and operations of the combined company as compared to that of Fuel Systems and Westport as they currently exist.

If the merger is completed, the composition of Westport’s board of directors and management team will change. Upon completion of the merger, the board of directors of the combined company will consist of ten members. On the closing of the merger, three members of the current Westport board of directors are anticipated to resign and three new members will be appointed to fill the vacancies created by such resignations. These three individuals are Mariano Costamagna, Troy A. Clarke and Colin Johnston.

In addition, it is expected that the combined company will create a new business unit called “Fuel Systems Automotive and Industrial Group” that will be led by members of Westport’s and Fuel Systems’ management teams. This new unit will represent the combination of Fuel Systems with Westport’s Operations unit. Its automotive division will be headquartered in Cherasco, Italy, and its industrial division will be headquartered in Santa Ana, California.

There can be no assurance that the newly constituted board of directors and new management of the combined company will function effectively as a team and that there will not be any adverse effect on the combined company’s business as a result.

Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals and clearances, the merger is subject to certain other conditions beyond shareholders’ control that may prevent, delay, or otherwise materially adversely affect its completion. It is not predicable whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause shareholders not to realize some or all of the synergies and other benefits that are expected to be achieved if the merger is successfully completed within its expected time frame.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the merger.

The combined company will be dependent on the experience and industry knowledge of Fuel Systems and Westport officers and other key employees to execute its business plans. Westport’s success after the merger will depend in large part upon its ability to retain key management personnel and other key employees. As the combined company develops additional capabilities, it may require more skilled employees. Given the highly specialized nature of Westport’s and Fuel Systems’ products, these employees must be highly skilled and have a sound understanding of the combined company’s industry, business or technology. Fuel Systems’ and Westport’s current and prospective employees may experience uncertainty about their roles within Westport following the merger or other concerns regarding its operations following the merger, any of which may have an adverse effect on Westport’s ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Fuel Systems and Westport will be able to attract or retain key management personnel and other key employees until the merger is consummated or following the merger to the same extent that Fuel Systems and Westport have previously been able to attract or retain such employees.

The expected benefits of the merger may not be realized.

To be successful after the merger, Westport will need to combine and integrate the operations of Fuel Systems and Westport. Integration will require substantial management attention and resources and could detract attention and resources from the day-to-day business of Westport. Westport could encounter difficulties in the integration process, such as:

•	the potential inability to successfully combine Fuel Systems’ business with Westport’s business in a manner that permits it to achieve the operational and cost synergies expected to be achieved as a result of the completion of the merger and other benefits anticipated to result from the merger;

•	complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating different development and manufacturing methods and assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

•	the loss of key employees, customers, suppliers, vendors and partners;

•	insufficient capital and liquidity to achieve the business plan;

•	the inability of the combined company to meet its cost and sales expectations;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

If Westport cannot integrate Fuel Systems’ business successfully with its own, Westport may fail to realize the expected benefits of the merger. In addition, there is no assurance that all of the goals and anticipated benefits of the merger will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that neither Westport nor Fuel Systems controls. These factors include such things as the reactions of third parties with whom contracts are entered into and with which business is undertaken and the reactions of investors and analysts.

In addition, Fuel Systems and Westport have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in diversion of the attention of each company’s management which could adversely affect each company’s ability to maintain relationships with customers, clients, employees, and other constituencies or Westport’s ability to achieve the anticipated benefits of the merger, or could reduce each company’s operating results or otherwise adversely affect Westport’s business and financial results following the merger.

The obligations and liabilities of Westport, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Westport’s shares.

Westport’s obligations and liabilities, some of which may be unanticipated or unknown, or may be greater than anticipated, may not be reflected or reserved for in Westport’s historical financial statements. The obligations and liabilities of Westport could have a material adverse effect on Westport’s business, financial condition, or results of operations following the merger. Fuel Systems stockholders will not be entitled to indemnification from Westport under the merger agreement with respect to obligations or liabilities of Westport, whether known or unknown. Any such liabilities could substantially reduce Westport’s earnings and cash flows or otherwise materially and adversely affect its business, financial condition, or results of operations following the merger.

Westport’s future results following the merger may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for purposes of presenting Westport’s historical consolidated financial information with Fuel Systems’ historical consolidated financial information as adjusted to give effect to the merger as though the merger had occurred on September 30, 2015, and is not necessarily indicative of the financial condition or results of operations of Westport following the merger. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Westport’s financial condition and results of operations following the merger. Any change in Westport’s financial condition or results of operations may cause significant variation in the value of the Westport common shares issued to shareholders of Fuel Systems as part of the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 118 for more information.

Westport expects to maintain its status as a “foreign private issuer” in the U.S. and thus will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the U.S.

Westport is considered a “foreign private issuer” under the rules of the SEC. As a foreign private issuer, Westport is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Westport is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Westport must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Westport in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Westport to its shareholders. Moreover, although Westport is required to comply with Canadian disclosure requirements, in some circumstances Westport is not required to file periodic reports and financial information with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Furthermore, Westport is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Westport’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Westport common shares. Therefore, Westport’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

Fuel Systems and Westport expect to incur substantial expenses related to the merger and the integration of the two companies.

Westport and Fuel Systems expect to incur significant transaction costs and significant synergy planning and integration costs in connection with the merger. While Westport and Fuel Systems have assumed that this level of expense will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the merger and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these transaction and integration expenses are higher than anticipated or are incurred at different times than anticipated, Westport’s future operating results and financial condition may be materially adversely affected. The companies cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the two businesses will offset the transaction and the merger related costs in the near term, or at all.

Westport’s future results will suffer if it does not effectively manage its expanded operations following the merger.

Following the merger, the size of Westport’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that Westport will be successful following the merger.

The merger may result in a loss of customers, clients, suppliers and strategic alliances.

Some of the customers, clients, suppliers, potential customers or clients or strategic partners of Fuel Systems or Westport may terminate their business relationship with Fuel Systems or Westport following the merger. Potential clients, suppliers, or strategic partners may delay entering into, or decide not to enter into, a business relationship with Fuel Systems or Westport because of the merger. Further, certain of Fuel Systems’ existing customer contracts may require the purchaser’s consent to the change of control of Fuel Systems, and there can be no assurance that such consent will be forthcoming. If customer, supplier or client relationships or strategic alliances are adversely affected by the merger, Westport’s business and financial performance following the merger would suffer.

The market price of the combined company’s common shares may be affected by factors different from those affecting Westport’s common shares or Fuel Systems’ common stock prior to consummation of the merger.

Westport’s historical business differs from that of Fuel Systems. Accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those that previously affected the independent results of operations and the market price of the common shares of each of Fuel Systems and Westport.

Current financing requirements of the combined business may not be adequate.

As of September 30, 2015, Westport had approximately $42.1 million in cash, cash equivalents and short term investments. As of September 30, 2015, Fuel Systems had approximately $61 million in cash, cash equivalents and short term investments. In its earnings conference call, earnings release and SEC filing announcing its second quarter 2015 results, Westport announced it was seeking new financing, cutting expenses and commencing initiatives to sell non-core assets. Westport made similar disclosures in connection with its third quarter 2015 results. On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash with up to $53.8 million in additional capital contingent on reaching key milestones and establishing new investment opportunities. For more information, see “The Merger—Recent Developments” beginning on page 45.

The combined company may need additional financing in connection with the implementation of its business from time to time after closing of the merger. The combined company’s financial condition, general market conditions, volatile interest rates, a claim against the combined company, a significant disruption to the combined company’s business or operations or other factors may make it difficult to secure the necessary financing. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the combined company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the combined company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the combined company is not successful in obtaining required financing, or in pursuing other means to raise cash and/or reduce its use of cash, the financial position and results of operations of the combined company could be materially and adversely affected. If the combined company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the combined company and reduce the value of their investment.

Risks Inherent in an Investment in Westport

You should read and consider the other risk factors specific to Westport’s businesses that will also affect Westport after the consummation of the merger described in Westport’s second amended Annual Report on Form 40-F/A for the year ended December 31, 2014 filed with the SEC on October 16, 2015 and other documents that have been filed by Westport with the SEC and which are incorporated by reference into this proxy statement/prospectus.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Westport and Fuel Systems. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Background of the Merger

As part of their ongoing evaluation of Fuel Systems’ business, the Fuel Systems board of directors and senior management, with the assistance of financial and legal advisors, regularly review and assess Fuel Systems’ strategic and financial alternatives in light of developments in Fuel Systems’ business, in the sectors in which it competes, in the economy and in the financial markets. In particular, beginning in early 2014, following a review of Fuel Systems’ results of operations for 2013, the board of directors began to take steps to mitigate losses, reduce costs, rationalize programs, develop a strategic plan and discuss the potential engagement of a third party consultant to assist the company with such efforts.

On September 10, 2014, in order to further facilitate recommendations to the Fuel Systems board of directors on potential business strategies, the Fuel Systems board of directors created a strategic oversight committee (the “strategy committee”), including Mr. DiToro as chair, with Mr. Nall, Mr. Clarke and Mr. Johnston as members. The strategy committee was tasked with overseeing the development of a strategic plan, including review and assessment of business combinations and strategic transactions. The Fuel Systems board of directors authorized the strategy committee to hire advisors as the committee deemed necessary to carry out its functions.

On September 16, 2014, Fuel Systems engaged J.P. Morgan, for a flat fee of $100,000 per quarter, to assist Fuel Systems in its strategic and financial analysis. J.P. Morgan was selected based on, among other things, J.P. Morgan’s reputation and its experience in mergers and acquisitions, valuation, financing, and capital markets. During September, Fuel Systems also engaged a third party consultant to assist in continuing to develop a strategic plan for the company.

On October 21 and October 22, 2014, at a meeting of the Fuel Systems board of directors, members of Fuel Systems’ senior management and board of directors discussed with representatives of J.P. Morgan and a third party consultant a variety of financial and strategic alternatives for Fuel Systems, including pursuing a potential business combination, possible capital raising alternatives, a stock repurchase program and cost saving initiatives. J.P. Morgan and the Fuel Systems board of directors and management discussed the relative benefits, detriments and considerations in the context of various alternatives, as well as the anticipated value creation, from both qualitative and quantitative perspectives. The third party consultant developed an initial business plan, including restructuring plans, which was used as a basis of an analysis of strategic alternatives. J.P. Morgan also presented a list of certain entities that might be interested in a potential transformative transaction with Fuel Systems, including both strategic investors and U.S. based, Italian based and/or Italian focused financial sponsor parties, based on, among other criteria, financial strength, quality of assets and management and relative performance of publicly traded equity securities. Some of these possible counterparties were proposed by Fuel Systems based on such parties’ previous communications with Fuel Systems about possible transactions.

On October 29, 2014, Fuel Systems and Becker Drapkin (a stockholder in Fuel Systems, owning at the time approximately 8.9% of the Fuel Systems’ outstanding common stock) entered into an agreement pursuant to which, among other things, the Fuel Systems board of directors appointed Mr. Steven A. Becker to the Fuel Systems board of directors, to the nominating & corporate governance committee and to the position of chair of the strategy committee. Following Mr. Becker’s appointment as chair, the strategy committee consisted of Messrs. Becker, Di Toro, Nall, and Clarke. The Fuel Systems board of directors believed it was in the best interests of Fuel Systems to appoint Mr. Becker to these positions because of his financial and business acumen, broad range of experience as a public company director and his perspective as a major stockholder.

On November 6, 2014, Fuel Systems announced a $25 million share repurchase program to deliver returns to its stockholders through a return of capital within the overall context of a prudent capital allocation strategy.

On November 14, 2014, at a telephonic meeting of the strategy committee, J.P. Morgan discussed with the strategy committee available strategic options, including a review of potential strategic investors and financial sponsors that could be considered as potential counterparties to a transaction. The members of the strategy committee discussed various potential transaction structures concerning Fuel Systems as a whole or its industrial (“Industrial”) or automotive (“Automotive”) divisions separately. The strategy committee recommended that a meeting of the board of directors of Fuel Systems should be convened prior to the regularly scheduled Fuel Systems board of directors meeting in order to discuss the strategy committee’s recommendation that J.P. Morgan be instructed to make initial contact with a select group of potential interested parties, subject to customary nondisclosure agreements. This initial targeted group was comprised of four strategic buyers, whose characteristics and history of interest in Fuel Systems made them reasonable initial potential counterparties in the judgment of the strategy committee. In deciding not to expand the initial list of targeted buyers, the strategy committee considered competitive concerns as well as execution risk.

On November 18, 2014, at a telephonic meeting of the Fuel Systems board of directors, the Fuel Systems board of directors and J.P. Morgan reviewed the various alternatives and options available to Fuel Systems, including selling the company as a whole, the sale of its Industrial or Automotive division and potential transformative transactions. The Fuel Systems board of directors also reviewed the list of potential counterparties to a transaction that was discussed at the earlier meetings of the Fuel Systems board of directors held on October 21 and October 22, 2014, as well as the recommendations of the strategy committee. Based on this review with J.P. Morgan and the recommendation of the strategy committee, the Fuel Systems board of directors instructed J.P. Morgan to engage in an initial dialogue with the select group of four potential strategic counterparties recommended by the strategy committee, including Westport.

Later in the week of November 17, 2014 and continuing through the week of November 24, 2014, the representatives of Party A, Party B, Party C and Westport that previously had made initial inbound inquiries were contacted. Within the previous year, each of these parties had communicated with Fuel Systems about possible strategic transactions with Fuel Systems, but specific terms, including price, were not discussed. No company that had made an initial inbound inquiry to Fuel Systems within the prior year was excluded from the group of initial potential buyers that J.P. Morgan had been instructed to contact.

On November 30, 2014, at a regularly scheduled meeting of the Fuel Systems board of directors, and based on its confidential inquiries, J.P. Morgan informed the Fuel Systems board of directors that all four strategic counterparties, including Westport, verbally expressed interest in obtaining additional information regarding Fuel Systems. Also at the meeting, Mr. Costamagna, Fuel Systems’ chief executive officer, outlined a proposed restructuring plan involving certain expense reductions and related initiatives within Fuel Systems, as well as the rationale for such restructuring. It was anticipated that the restructuring would take approximately two years to complete once commenced. At a meeting of the strategy committee later in the day, the strategy committee unanimously approved hiring Skadden, Arps, Meagher & Flom LLP (“Skadden”) as counsel to the strategy committee and the Fuel Systems board of directors to supplement and work with Day Pitney LLP, Fuel Systems’ outside counsel.

On December 1, 2014, at a reconvened regularly scheduled meeting of the Fuel Systems board of directors, Mr. Costamagna continued his report on the contemplated restructuring plan and reviewed its potential impact on operating income. After the presentation, the Fuel Systems board of directors approved the engagement of a third party consultant to participate with management in developing a detailed restructuring plan (the “Restructuring Plan”), which provides for (i) promptly implementing certain changes in the short-term while allowing exploratory discussion and strategic analysis to occur concurrently, and (ii) developing a longer-term, detailed business plan for 2015-2020, taking into account the initiatives and impact of the first two years of the Restructuring Plan with high-level financial projections for the following years.

During the months of December 2014 and January and February 2015, the Fuel Systems board of directors and the strategy committee each continued to meet and discuss with J.P. Morgan and members of senior management, among other things, the list of prospective bidders, financial forecasts and the draft confidential memorandum of Fuel Systems that would be shared with prospective bidders (the “Information Materials”). During this same period, Fuel Systems entered into confidentiality agreements with Party A, Party B, Party C and a financial sponsor affiliated with Party B. The confidentiality agreements entered into with these parties contained customary “standstill” provisions, each of which was later waived in connection with the execution of the merger agreement.

On December 19, 2014, at a telephonic meeting of the strategy committee, J.P. Morgan updated the committee on the status of the process with the four strategic bidders, and the committee reviewed drafts of the Information Materials.

On January 23, 2015, at a telephonic meeting of the strategy committee, the third party consultant presented materials relating to the Restructuring Plan, including in respect of operating profit improvement initiatives, providing an overview of each initiative and illustrative examples of various anticipated enhancements. In the meeting, J.P. Morgan provided an update regarding the status of the negotiation of the confidentiality agreements with the four strategic parties.

On January 30, 2015, at a telephonic meeting of the Fuel Systems board of directors, the third party consultant presented materials relating to the Restructuring Plan similar to the presentation given to the strategy committee the previous week, which included summaries of preliminary initiatives associated with possible operating optimization alternatives, product range streamlining and rationalization, among other matters. The third party consultant also discussed the next steps in the Restructuring Plan, including a completion of its financial analysis based on 2014 data, and the implementation of initiatives with clear, approved plans and low risk profiles. Fuel Systems’ projected financials for 2015 through 2017, prepared by Fuel Systems’ management and its third party consultants, were presented to the Fuel Systems board of directors (the “Forecasts”) and were later provided to Westport and Rothschild, Inc. (“Rothschild”). Also at the meeting, J.P. Morgan provided an update in regards to process with the four strategic parties. A draft of the Information Materials was also presented for the board’s review.

Between the weeks of February 23, 2015 and March 16, 2015, at the request of the Fuel Systems board of directors, J.P. Morgan reached out to an additional three strategic parties and 11 sponsor parties to gauge interest and negotiate confidentiality agreements. The Fuel Systems board of directors also instructed J.P. Morgan to send Information Materials and letters describing the bidding process to Parties A, B, C and Westport.

On February 27, 2015, Party C sent a preliminary indication of interest noting its willingness to pay between $60 million and $70 million in cash for the Industrial division, subject to satisfactory due diligence and a 90-day exclusivity period. Also on February 27, 2015, Rothschild, Westport’s financial advisor, contacted J.P. Morgan and indicated that Westport would potentially be interested in a stock-for-stock merger. On the same day, Party A sent a request for exclusivity with no indication of proposed value or transaction terms.

On March 6, 2015, at a telephonic meeting of the strategy committee, J.P. Morgan updated the strategy committee on the status of the process with the initial four strategic bidders, including that Party C had been advised, at the direction of the Fuel Systems board of directors, that its initial bid was too low and that initial contacts with the additional 14 parties had not yet resulted in any acceptable preliminary indications of interests.

On March 11, 2015, Party C provided a revised indication of interest contemplating a cash asset purchase of the Industrial division for an increased purchase price of $80 million, subject to financing and satisfactory due diligence, among other items.

On March 16, 2015, Fuel Systems entered into a confidentiality agreement with Westport. On the same day, Party A provided a preliminary indication of interest for the purchase of the Industrial division, contemplating a cash asset purchase of the Industrial division for a purchase price between $50 million and $60 million and indicated that it would also be open to a reverse merger transaction, which would require entering into an exclusivity period and would be conditioned upon finding an alternative solution for Automotive. No value was proposed by Party A for the reverse merger transaction.

On March 17, 2015, at a telephonic meeting of the strategy committee, Mr. Becker provided an update on the process, including a review of the history of contacts with the initial four strategic parties and how the list of the additional 14 potential counterparties was developed. The 14 additional counterparties included, among others, parties that had made individual calls to either Fuel Systems’ management or individual members of the Fuel Systems board of directors subsequent to the meetings held on October 21 and October 22, 2014, during which the initial list of potential counterparties was reviewed and certain other parties that the Fuel Systems board of directors determined to be likely candidates. At the direction of the special committee J.P. Morgan responded to one party that had contacted Mr. Becker and found that such party had determined it was not capable of an acquisition. This party was not included in the additional 14 potential counterparties discussed above.

On March 18 and March 19, 2015, at a meeting of the Fuel Systems board of directors, J.P. Morgan provided an update as to the process with the initial four strategic contacts as well as the additional 14 potential counterparties and their preliminary indications of interest, noting that the then-current deadline for preliminary indications of interest for the parties was March 24, 2015. J.P. Morgan recommended the deadline be extended due to the addition of the other 14 potential counterparties to the process and certain potential counterparties’ requests for additional time to evaluate the opportunity.

On March 23, 2015, Party B provided a preliminary indication of interest contemplating a stock-for-stock transaction between Party B and Fuel Systems; however, no price, governance terms or transaction structure for the business combination was proposed.

On March 24, 2015, representatives of Rothschild, on behalf of Westport, provided a preliminary indication of interest proposing a stock-for-stock transaction valued at prevailing market prices with no premium.

On March 27, 2015, at a telephonic meeting of the strategy committee, representatives of J.P. Morgan reported on the status of the strategic process and provided an update on recent discussions and meetings, including a summary of each of the indications of interest received from Westport, Party A, Party B and Party C. J.P. Morgan also updated the committee on the status of several potential sponsor bidders (that were among the group of 14) whom J.P. Morgan had contacted but that had declined the opportunity. In consultation with its advisors, the Fuel Systems strategy committee also considered certain issues that could arise in connection with a stock-for-stock transaction with Party B due to Party B’s current overseas stock exchange listing and local currency, requiring additional complex structuring considerations, and determined that potential antitrust issues with the four parties that had indicated interest should be analyzed early in the process. The strategy committee agreed to move forward with management presentations with Westport, Party A, Party B and Party C and to begin a preliminary level of due diligence review, including reciprocal due diligence with Westport and Party B, due to each of their proposals including stock consideration.

During the period between March 2015 and May 2015, Fuel Systems entered into additional confidentiality agreements with an additional seven potential counterparties, which included six financial sponsors and one strategic party, three of whom were among the group of 14. Each of the confidentiality agreements included a customary “standstill” provision with substantially the same terms, each of which were later waived in connection with the execution of the merger agreement. Each of these seven additional bidders declined to make bids.

On April 20, 2015, at a telephonic meeting of the Fuel Systems board of directors, J.P. Morgan updated the board on the process with each of Westport, Party A, Party B and Party C, and discussed the upcoming meetings for Fuel Systems’ management presentations. The third party consultant also provided an update in regards to the overall initiatives in the Restructuring Plan, including a status overview of revenue enhancement, cost reductions, cost optimization, manufacturing optimization and inventory reduction alternatives.

Following a public announcement of Fuel Systems’ review of strategic alternatives on April 27, 2015, one additional strategic party and three additional sponsor parties reached out to Fuel Systems to indicate interest in a potential transaction, each of which later signed a confidentiality agreement (as discussed above). None of these four parties submitted a bid.

On April 30, 2015, representatives of Fuel Systems, Party B, Skadden, J.P. Morgan and certain other advisors to both parties participated in a conference call to discuss Party B’s preliminary indication of interest, including stock exchange listings, potential synergies, and anticipated governance and antitrust issues and concerns, among other items. Both parties agreed that additional work would need to be done in regards to structuring due to the cross-border nature of the transactions and potential antitrust implications.

In May 2015, Fuel Systems granted Westport, Party A, Party B and Party C access to Fuel Systems’ electronic data room to permit such parties to conduct a preliminary due diligence review of Fuel Systems.

On May 8, 2015, Party A provided two revised indication of interests, the first contemplating a cash asset purchase of Industrial for an increased purchase price of $72.5 million, requiring new debt financing, and the second reflecting a merger transaction between Party A and Fuel Systems and a concurrent divestiture of Automotive, valuing the Industrial division at $76 million.

During the week of May 11, 2015, members of Fuel Systems’ senior management, and representatives of J.P. Morgan and Fuel Systems’ legal advisors, held management meetings with each of Westport, Party A, Party B and Party C, at which Fuel Systems’ and its advisors gave management presentations to each party, and both Westport and Party B provided reciprocal management presentations.

On May 18, 2015, Party C provided a revised indication of interest contemplating a cash asset purchase of the Industrial division for a decreased purchase price of $55 million.

On May 21, 2015, Westport provided a revised indication of interest, reiterating its proposal for an all-stock merger transaction with an implied offer price of $8.53 per share of Fuel Systems common stock based on prevailing market prices and diluted number of shares as of March 31, 2015. Under the revised Westport proposal, existing Fuel Systems stockholders and Westport shareholders would own approximately 30% and 70%, respectively, of the combined company. The combined company would remain incorporated in Canada and its equity would be dual listed on NASDAQ and the TSX.

Also on May 21, 2015, Party B provided a revised indication of interest with a fixed pro-forma ownership split, resulting in 50% Fuel Systems ownership and 50% Party B ownership of the combined company, reflecting a 10.9% discount to Fuel Systems’ then-current share price and an implied offer price of $7.60 per share based on prevailing market prices and diluted number of shares as of March 31, 2015. The indication of interest failed to include other items which had been requested by Fuel Systems’ representatives, including additional details regarding transaction structure, country of exchange listing for the combined company and currency of consideration.

On May 22, 2015, Party A provided two revised indications of interest, the first contemplating a cash asset purchase of Industrial for a decreased purchase price of $67.5 million, requiring new debt financing, and the second reflecting a combination of Party A and Fuel Systems while retaining the public company vehicle and a concurrent divestiture of the Automotive division, valuing the Industrial division at a decreased price of $73 million.

On May 26, 2015 and May 27, 2015, at a regularly scheduled meeting of the Fuel Systems board of directors, Mr. Becker, on behalf of the strategy committee, provided an update on the strategic process. The directors were briefed by representatives of J.P. Morgan on the overview and history of the strategic process as well as an update of recent discussions and meetings, including a summary of the terms of each of the transaction proposals received from Party A, Party B, Party C and Westport. The directors were also presented with a preliminary antitrust analysis prepared by Fuel Systems’ legal advisors with respect to the strategic transactions presented by Westport and Party B. Management also briefed the Fuel Systems’ board on an update of the ongoing restructuring program, including detailed action plans and an overview of the 2015 through 2017 initiatives and cost optimizations for Industrial. The Fuel Systems board of directors further agreed to direct management to develop and oversee a Fuel Systems team to assist with the continued due diligence and analysis of potential transactions with Party A, Party B and Westport, including working with the company’s advisors to further analyze certain items of Westport’s proposal from the perspective of technical, commercial, market, financial and tax matters over the course of the next several weeks. Party C was not included as a potential party moving forward due to its reduction in purchase price for the Industrial division and unwillingness to consider an increase in purchase price. The Fuel Systems board of directors also directed J.P. Morgan to simultaneously continue dialogue with Party B and seek a revised offer.

On June 9, 2015, certain members of Fuel Systems’ management and J.P. Morgan met with certain members of Westport management in Vancouver, B.C., to further diligence Westport’s financial projections, joint ventures, cost reduction initiatives and certain Westport development programs. Also on June 9, 2015, Party B submitted a revised indication of interest to J.P. Morgan, with a fixed pro-forma ownership split, resulting in 55% Fuel Systems’ stockholder ownership and 45% Party B’s stockholder ownership, a 0.1% premium to Fuel Systems’ then current share price and an implied offer price of $7.89 per share based on prevailing market prices and diluted number of shares as of March 31, 2015. No additional information was provided by Party B concerning the foreign stock exchange listing of Party B, the currency of merger consideration to be issued in the proposed transaction or structural issues regarding the proposed merger that had previously been identified to Party B. Additionally, Party B and its advisors did not supply information in response to requests regarding potential antitrust issues, and failed to put forth any proposals in regards to the governance of the combined company.

On June 12, 2015, members of Fuel Systems’ management and J.P. Morgan met with members of Westport management in Cherasco, Italy, to provide a tour of Fuel Systems’ Cherasco facilities as well as to further diligence Automotive. Based upon these meetings and as a result of further diligence on Fuel Systems, Westport provided a revised indication of interest later in the day, with a fixed exchange ratio reflecting a 10.0-12.5% premium to Fuel Systems’ stock price the day before the announcement of the merger, subject to a collar, which represented an implied offer price of between $8.68 and $8.88 per share based on prevailing market prices and diluted number of shares as of March 31, 2015 with a pro-forma ownership of the combined company of between approximately 30.1% and 30.6% for Fuel Systems stockholders. Westport’s offer, based on share prices as of June 12, 2015, had a share price premium between 10.1% to 12.6% greater than Party B’s prior offer.

In light of the time commitments and costs Westport was incurring as a result of the process, in mid-June, Westport began insisting that Fuel Systems enter into an exclusivity agreement with them if Westport were to continue committing resources to exploring a proposed transaction. Fuel Systems initially declined in order to continue its process with the other potential transaction parties and explore strategic alternatives.

On June 15, 2015, at a telephonic meeting of the Fuel Systems board of directors, representatives of J.P. Morgan provided an update on the bid process, including follow-up due diligence requests and revised indications of interest provided by Westport and Party B, a review of Westport’s and Party B’s offers, and projections and related analysis of the values of the proposals, including Westport management’s projections for 2015 through 2020, which had been sent by Rothschild. Following discussions surrounding views of the various scenarios, the Fuel Systems board of directors authorized J.P. Morgan, together with Fuel Systems’ management input and support, to, among other things, (i) commence the next steps with respect to a possible transaction with Westport, including confirming an upcoming management meeting with Westport in Italy, (ii) inquire with Party B about its interest in pursuing an Automotive-only transaction, and (iii) continue to maintain discussions with Party A. The Fuel Systems board of directors also agreed that the strategy committee would reconvene each Friday for weekly status updates, as necessary.

On June 19, 2015, at a telephonic meeting of the strategy committee, the committee discussed, among other things, management’s perspective on potential deal terms with Westport, including in regards to valuation, premium and exchange ratios, corporate deal structure, Westport’s high pressure direct injection technology, or HPDI technology, and corporate governance and management matters in respect to the combined company. J.P. Morgan and advisors to the strategy committee suggested to the Fuel Systems’ board of directors next steps to be undertaken in the process, including working with Fuel Systems’ management to develop a reciprocal due diligence list for Westport, integrating strategy committee input for a proposed counterproposal to Westport and coordinating with advisors on preparation of a draft merger agreement.

On June 26, 2015, at a telephonic meeting of the Fuel Systems board of directors, representatives from J.P. Morgan provided an updated overview of the process undertaken to date with Party B and Westport. In consultation with its advisors, the Fuel Systems board of directors further considered antitrust issues and concerns, and the antitrust analysis performed with respect to Party B and Westport. Fuel Systems’ board of directors subsequently determined that a transaction with Party B had significant additional regulatory risks when compared to a potential strategic transaction with Westport, including: (i) that a regulatory reviewing agency might seek to challenge the proposed transaction or otherwise require a remedy that would reduce the anticipated benefits of the transaction; (ii) that a reviewing agency may request further information regarding the proposed transaction, likely in one or more jurisdictions, which could cause significant delays in the timing of a transaction with Party B when compared to a potential transaction with Westport, and (iii) that Fuel Systems could incur significant additional costs relating to structuring and antitrust considerations. The Fuel Systems’ board of directors agreed that the increased execution risk associated with a transaction with Party B favored a potential transaction with Westport.

On July 10, 2015, at a telephonic meeting of the Fuel Systems board of directors, representatives of J.P. Morgan provided an update on the process with Westport. In light of the significant concerns relating to Party B’s prior proposal, including its ability to be executed upon (as discussed above), Fuel Systems’ board of directors authorized a conversation between Mr. Becker and David R. Demers, Westport’s Chief Executive Officer, to determine whether a transaction between Fuel Systems and Westport could be negotiated in a prompt manner. The Fuel Systems board of directors also discussed Westport’s continued requests for an exclusivity agreement and entry into such an agreement. As the Fuel Systems’ board of directors had determined an entire company transaction was preferable, J.P. Morgan noted, at the direction of the strategy committee, that they would re-engage with Party A for a potential sale of the Industrial division, if an entire company transaction could not be realized.

Also on July 10, 2015, Mr. Becker held a telephonic conversation with Mr. Demers, during which Mr. Demers indicated he was of the belief that a potential transaction between Fuel Systems and Westport made sense for both companies and was committed to pursuing the potential transaction aggressively to see if there can be a meeting of the minds. Mr. Demers also indicated his requirement that Fuel Systems and Westport enter into an exclusivity letter for a limited period of time in order to continue to evaluate a potential transaction and negotiate a definitive agreement.

In view of the increased regulatory risks involved in executing a transaction with Party B and the view that the then-current offers by Party A and C represented less value to Fuel Systems stockholders compared to Westport’s proposal, Fuel Systems entered into an exclusivity agreement with Westport dated as of July 14, 2015 (the “Westport Exclusivity Letter”), which, among other things, provided for Fuel Systems to engage in exclusive negotiations with Westport regarding the merger of Fuel Systems and Westport, until August 12, 2015.

Over the next several weeks, certain Westport employees, accountants and advisors, including representatives from Willkie Farr & Gallagher LLP (“Willkie”), Westport’s outside counsel, continued their due diligence with respect to Fuel Systems, and certain Fuel Systems employees, accountants and advisors, and representatives from Skadden and Day Pitney were granted access to Westport’s electronic dataroom.

On July 17, 2015, at a telephonic meeting of the strategy committee, Mr. Becker reported on his recent discussion with Mr. Demers and updated the strategy committee on the status of discussions with Westport, including upcoming meetings of management and board members from both companies. Fuel Systems’ advisors discussed Westport’s current board composition, and potential negotiating options relating to proportional board representation in the combined company.

On July 24, 2015, at a telephonic meeting of the strategy committee, Mr. Becker updated the strategy committee on the status of discussions with Westport, including the upcoming meetings between representatives of Fuel Systems and Westport and discussed the various governance matters for the combined company to be discussed at those sessions. The Fuel Systems board discussed various scenarios for representation on the combined company’s board and unanimously agreed that three directors from Fuel Systems on the combined company board would be appropriate given the deal terms.

From late July 2015 until the end of August 2015, the parties worked to complete their due diligence reviews and negotiate the definitive transaction documentation. During this time, Fuel Systems management and advisors periodically updated the Fuel Systems board of directors regarding the status of due diligence and negotiations.

On July 30, 2015, certain members of both parties’ boards of directors, including Mr. Hodge, Mr. Horvath, and Mr. Demers from Westport, and Mr. Becker, Mr. Clarke and Mr. Di Toro from Fuel Systems, met in Chicago to discuss the timing of the transaction, post-merger governance and board composition of the combined company, questions regarding Westport’s strategy for cash management and capital options, and issues surrounding personnel retention and transition and to review certain technologies under development, including HPDI.

On July 31, 2015, certain members of both parties’ management, including Mr. Demers, Ms. Gougarty, Mr. Achuthan and Mr. Grando from Westport and Mr. Costamagna, Mr. Alghisi, Mr. Bersani and Mr. Fissore from Fuel Systems, as well as representatives from Willkie and Skadden, met in Chicago to discuss timing considerations surrounding the transaction, potential cost-savings and synergies resulting from a potential merger, a high level overview of research and development activities, staffing at certain locations and retention of key employees, and Cherasco automotive headquarters, among other items. The parties agreed to work diligently on both completing their respective due diligence investigations and a draft merger agreement.

On August 7, 2015, at a telephonic meeting of the strategy committee, J.P. Morgan provided an update on the process with Westport, including the status of diligence items, site visits and related matters. It was noted that the Westport Exclusivity Letter would expire on August 12, 2015 and that Westport had requested an extension to August 31, 2015, to which the strategy committee agreed. Additionally, the committee members discussed their views on Westport’s technology and adoption by the larger market of that technology, including in regards to Westport’s HPDI technology. Additionally, on August 7, 2015, at a telephonic meeting of the Fuel Systems board of directors, Mr. Becker, on behalf of the strategy committee, updated the board on the status of the transaction with Westport.

On August 10, 2015, Fuel Systems’ management distributed a version of the Forecasts to J.P. Morgan, with downwardly revised financial projections for fiscal year 2015, reflecting softening in the automotive markets as a result of lower oil prices, continued aggressive competition in the transportation market and a significant slowdown in the Argentinian aftermarket (the “Revised Forecast”), which was also distributed to Rothschild, who in turn distributed the Revised Forecast to Westport’s management. For a more detailed discussion concerning the Revised Forecast, please see “—Certain Unaudited Financial and Operating Forecasts” beginning on page 59.

On August 12, 2015, Fuel Systems and Westport executed an extension of the Westport Exclusivity Letter, which provided for an extension for Fuel Systems to engage in exclusive negotiations with Westport regarding the merger of Fuel Systems and Westport until August 31, 2015.

Between August 12, 2015 and September 1, 2015, Fuel Systems and representatives of Skadden continued to negotiate the terms of the merger agreement with Westport and its counsel.

On August 14, 2015, at a telephonic meeting of the strategy committee, J.P. Morgan provided an update on the process with Westport, including the status of diligence items and other open items. Fuel Systems’ advisors noted that in the latest draft of the merger agreement, Westport had requested stockholder voting agreements with certain large stockholders of Fuel Systems and that terms such as a collar, exchange ratio and other material items could not be determined until due diligence was completed.

On August 21, 2015, at a telephonic meeting of the strategy committee, J.P. Morgan provided an update on the process with Westport, including the status of diligence items, open items, a review of illustrative timelines for similar transactions and the schedule for upcoming management meetings. J.P. Morgan also explained various possible pricing structures for the transaction, including the use of an exchange ratio, collar mechanisms and a related illustration of their uses, share premium and the differences between fixed and floating exchange ratios. The committee discussed the views of certain members of the Fuel Systems board of directors on Westport’s HPDI technology. At the committee’s request, J.P. Morgan requested Westport to schedule a diligence session regarding the HPDI technology, which later took place.

On August 22, 2015, Westport provided revised unaudited financial projections to be used by Fuel Systems’ management as part of their due diligence review of Westport and which were reported to the Fuel Systems board of directors on August 31, 2015, as discussed below (the “Westport Projections”). For a more detailed discussion concerning the Westport Projections, please see “—Certain Unaudited Financial and Operating Forecasts” beginning on page 59.

On August 24, 2015, at a telephonic meeting of the strategy committee, the strategy committee, with the assistance of J.P. Morgan, discussed and compared a fixed versus floating exchange ratio and the use of a collar in regards to the proposed transaction with Westport, including in relation to the range of premiums previously discussed, the impact of current market instability, and their advantages and disadvantages. The strategy committee requested J.P. Morgan to favor a fixed exchange ratio, and to press Westport for a premium percentage in the upper-teens rather than pressing for a collar. Also on August 24, 2015, Fuel Systems’ management distributed to J.P. Morgan the Revised Forecast, plus extrapolated financials for the years 2018 and 2019 based on the Revised Forecast (the “Five Year Forecast”) for use in J.P. Morgan’s analysis of the proposed transaction with Westport.

On August 26, 2015, the Fuel Systems board of directors held a telephonic meeting at which representatives of J.P. Morgan updated the Fuel Systems board on negotiations that had occurred the prior day between Mr. Costamagna, Mr. Demers and their respective advisors, including assurances regarding capital for Automotive and a proposed name change for Westport, which Mr. Demers agreed to consider. Additionally, Mr. Clarke discussed the company’s diligence in regards to HPDI following the scheduled HPDI diligence session on August 25, 2015, and discussed above. Skadden advised the board as to remaining open items in the merger agreement, with a draft and summary of material terms to follow shortly after the meeting.

On August 27, 2015, Fuel Systems provided extrapolated financial projections for fiscal years 2020 through 2025 for Fuel Systems based on the Five Year Forecast, to be used in connection with J.P. Morgan’s discounted cash flow analysis for Fuel Systems.

On August 28, 2015, the Fuel Systems board of directors held a telephonic meeting at which representatives of J.P. Morgan updated the Fuel Systems board on negotiations in respect of the exchange ratio. Westport had previously orally proposed a 1.9458 exchange ratio, which implied a 33% to 34% ownership for Fuel Systems’ stockholders following the merger, based on then-current market prices. J.P. Morgan advised that, at the Fuel Systems board of directors request, it was working to increase the ownership to 35%. Representatives of Skadden then noted the progress in regards to diligence matters and terms surrounding the combined company operations and that Westport had agreed to three members of the Fuel Systems board of directors sitting on the combined company’s board following the merger until at least the combined company’s 2018 annual shareholder meeting.

On August 30, 2015, the Fuel Systems board of directors held a telephonic meeting at which representatives of J.P. Morgan updated the Fuel Systems board on negotiations with Westport relating to the exchange ratio, which had been increased from 1.946 to 2.0573 following extensive negotiations between representatives of J.P. Morgan, Rothschild and Mr. Becker on behalf of the strategy committee. The increased exchange ratio provided Fuel Systems stockholders approximately 35% of the combined company, and represented a 6.7% premium for Fuel Systems’ stockholders’ shares based upon the spot price on August 28, 2015, a 6.7% premium based upon the 10–day volume weighted average price (the “VWAP”), an 11% premium based upon the 20–day VWAP and a 21% premium based upon the 30–day VWAP, which equated to an implied value of $7.08 per share. Due to the recent volatility in the financial markets, representatives of J.P. Morgan recommended reaching an agreement as to the exchange ratio and explained that a possible next step would be to attempt to negotiate an increased exchange ratio which would provide Fuel Systems’ stockholders with approximately 35.7% of the combined company. To facilitate discussions regarding the merger agreement, copies of the draft merger agreement, along with a summary of the material terms of the merger agreement were distributed to the Fuel Systems board of directors prior to the meeting. Representatives of Skadden presented a summary of the merger agreement and the outstanding issues.

On August 31, 2015, the Fuel Systems board of directors held a telephonic meeting at which representatives of J.P. Morgan advised that the exchange ratio had significantly been improved from 2.0573 to 2.129, which represented a 10.5% premium based upon the 10–day VWAP, a 13.7% premium based upon the 20–day VWAP and a 23.9% premium based upon the 30–day VWAP, providing Fuel Systems stockholders with between approximately 34.7% and 35.8% of the combined company. Representatives of Skadden updated the directors on the merger agreement.

On the morning of September 1, 2015, the Fuel Systems board of directors held a telephonic meeting to again discuss the proposed transaction with Westport. At the meeting, representatives of Skadden reviewed the most recent changes to the merger agreement, including a reduction in the termination fee to $5.5 million. Representatives of J.P. Morgan reviewed with the Fuel Systems board of directors the process that J.P. Morgan had undertaken on behalf of Fuel Systems in connection with exploring a potential transformative transaction, including that, at the direction of the Fuel Systems board of directors representatives of J.P. Morgan had communicated with 22 prospective counterparties, Fuel Systems had executed 11 confidentiality agreements, representatives of J.P. Morgan and members of senior management had met with four bidders and Fuel Systems had received four initial indications of interest. A representative of J.P. Morgan then reviewed and discussed its analysis with respect to Fuel Systems and the proposed merger with Westport. Thereafter, at the request of Fuel Systems board of directors, J.P. Morgan then rendered its oral opinion, which was subsequently confirmed in writing, to the Fuel Systems board of directors that, as of that date, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Fuel Systems’ common stock. Following the discussion, the board unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of Fuel Systems and its stockholders and resolved, among other things, to authorize and approve the merger agreement and the transactions contemplated thereby, including the merger and to recommend that Fuel Systems’ stockholders vote to adopt the merger agreement.

Later in the morning on September 1, 2015, the parties executed the merger agreement, and, shortly after the opening of the financial markets on September 1, 2015, Fuel Systems and Westport issued a joint press release publicly announcing the execution of the merger agreement and the details of the proposed merger.

Recent Developments

Cartesian Financing Agreement

On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group (“Cartesian” and, such agreement, the “Cartesian Financing Agreement”) for financing through a series of four tranches.

As part of the first tranche, Cartesian immediately provided $17.5 million in cash in consideration for a technology income streaming facility (the “First Tranche”). Under the First Tranche, Cartesian, in exchange for $17.5 million, will receive a contingent payment right consisting of amounts tied to (i) certain joint venture product sales (the “JV Contingent Payment Amount”); and (ii) future High Pressure Direct Injection (HPDI) product sales (the “HPDI Contingent Payment Amount”, and together with the JV Contingent Payment amount, the “Contingent Payment Right”). The JV Contingent Payment Amount is, from January 1, 2016 to December 31, 2021, the greater of (a) a percentage of the income Westport receives from the applicable joint venture product sales, subject to certain adjustments, and (b) a yearly fixed payment amount from 2016 through 2021. The HPDI Contingent Payment Amount is, from January 1, 2016 to December 31, 2025, the greater of (a) a percentage of the sum Westport is entitled to receive under the applicable HPDI product development agreement or its termination and (b) a yearly fixed amount from 2017 through 2025.

The total base yearly fixed amounts under both the JV Contingent Payment Amount and the HPDI Contingent Payment Amount from 2016 through 2025 equal approximately $46 million, with each year’s base fixed payment under both the JV Contingent Payment Amount and the HPDI Contingent Payment Amount totaling $1,500,000 for 2016, $3,426,400 for 2017, $6,164,000 for 2018, $7,722,400 for 2019, $9,054,400 for 2020, $10,192,000 for 2021, $1,161,600 for 2022, $1,636,800 for 2023, $2,270,400 for 2024 and $2,851,200 for 2025. Payments to Cartesian could be higher if future joint venture earnings and/or future product sales are higher than the base yearly fixed amount stipulated in the Cartesian Financing Agreement. The Contingent Payment Right is secured by a security interest in certain of Westport’s assets, including certain of its intellectual property.

Under the second tranche, Westport will issue convertible notes to Cartesian (the “Convertible Notes”), for an aggregate purchase price of $17.5 million, subject to certain conditions, including closing of the merger and Cartesian’s satisfaction of certain cost reduction plans. The Convertible Notes, expected to close upon completion of the merger, include: (i) a 9% interest rate; (ii) a 5 year term; and (iii) convertibility into newly issued shares of Westport at $2.31 per share. Fifty percent of the Convertible Notes may be converted into equity at Westport’s election if, after 2 years, Westport’s share price is greater than $4.62 for 20 out of 30 days and reflects more than $3 million in average daily trading volume.

Under the final two tranches: (i) in consideration of $16.3 million in cash, Westport has agreed to sell certain assets to Cartesian, with an expected completion date of the transaction no later than May 30, 2016 (the “Asset Sale”); and (ii) Cartesian has committed up to an additional $20 million to Westport to support two or more product development ventures as may be agreed upon between the parties. The new “streaming” facilities would provide development funding for Westport in exchange for a contingent payment on products developed by the new ventures contingent on certain conditions.

If, after 54 months from the date of closing of the Contingent Payment Rights, Cartesian has realized a return on its investment greater than 3.5 times the purchase price of the Contingent Payment Rights, the Convertible Notes, and the Asset Sale ($179,655,000 or the “Threshold Amount”), Cartesian must pay to Westport 30% of all amounts received in excess of the Threshold Amount and 30% of any HPDI Contingent Payment Amount following the date on which the Threshold Amount is attained.

As part of the Cartesian Financing Agreement, Peter Yu, Managing Partner and Founder of Cartesian, was appointed to Westport’s Board of Directors. As long as Cartesian holds at least either (i) 5% of the common shares of Westport either directly or issuable through the exercise of the Convertible Notes (the “Note Shares”) or (ii) 75% of the original number of the Note Shares, Cartesian also was granted rights over Westport’s business including, but not limited to: consent rights with respect to (i) material acquisitions or material dispositions of any of its subsidiaries, (ii) capital expenditures not contemplated in a board approved annual budget, (iii) share repurchases, and (iv) a limitation on the incurrence of indebtedness by Westport and its subsidiaries to no more than $3,270,000 in excess of the unutilized portion of its existing credit facilities as of the date of the Cartesian Investment Agreement and any other new indebtedness. Westport is also obligated to use reasonable commercial efforts to prevent Fuel Systems from incurring any material indebtedness that would be reasonably likely to cause Westport to have total indebtedness in excess of $65,270,000 following the merger.

At a meeting held on January 22, 2016, the Fuel Systems board of directors reviewed the terms of the Cartesian Financing Agreement. Following that meeting, members of the Fuel Systems board of directors informed Westport that the Fuel Systems board of directors believed that Westport’s entry into the Cartesian Financing Agreement required the prior written consent of Fuel Systems under the merger agreement, which was not obtained by Westport, and thereby breached the merger agreement. In particular, the Fuel Systems board expressed concern that certain provisions in the executed agreement that the Fuel Systems board viewed as material had not been contained in the term sheet that had been provided to Fuel Systems by Westport prior to Westport’s execution of the Cartesian Financing Agreement, and, among other things, the Fuel Systems board believed that the indebtedness for borrowed money incurred or to be incurred under the Cartesian Financing Agreement exceeded an agreed upon amount and that certain covenants contained in the Cartesian Financing Agreement violated the conduct of business by Westport covenant in the merger agreement. In addition, the Fuel Systems board of directors also was concerned, among other things, about the grant of the collateral to secure Westport’s obligations under the Cartesian Financing Agreement, and the recourse to that collateral for breach of the First Tranche.

In response, on January 24, 2016, Westport delivered to Fuel Systems, through their respective counsels, a letter expressing its belief that, among other things, Fuel Systems’ position with respect to the Cartesian Financing Agreement is without merit. The letter stated Westport’s views that Fuel Systems had engaged with Westport throughout the course of Westport’s negotiations with Cartesian, including at the term sheet stage, and that representatives of Fuel Systems had encouraged Westport to pursue an investment by Cartesian. In addition, the letter expressed Westport’s belief that Fuel Systems’ conduct was an attempt to delay the merger and its belief that the merger continues to be the best hope to maximize value for Fuel Systems’ and Westport’s shareholders. The letter also indicated that Westport is prepared to initiate litigation to ensure the timely closing of the merger, but recommended that the parties first have further discussions.

Following delivery of the January 24, 2016 letter, the parties agreed to continue discussions before any actions are taken. Such discussions commenced on January 27, 2016 and are ongoing. However, there can be no assurances as to the outcome of these discussions or any effect on the terms of the Cartesian Financing Agreement or the merger agreement.

Third Party Acquisition Proposal

On January 27, 2016, the Fuel Systems board of directors received, with a copy to a Fuel Systems director, a written proposal from a third party (the “Third Party Proposal”) expressing interest in acquiring all of the outstanding shares of Fuel Systems common stock for a purchase price of $4.50 per share in cash, financed through a combination of Fuel Systems current cash on hand and cash of the third party. The Third Party Proposal is subject to completion of due diligence and entry into a definitive acquisition agreement but is not subject to a financing contingency. Also on January 27, 2016, Fuel Systems, through its counsel, informed Westport that it had received the Third Party Proposal, which constituted a Company Acquisition Proposal (as such term is defined in the merger agreement).

On January 28, 2016, Westport delivered to Fuel Systems, through their respective counsels, a letter expressing its concern with both the timing of the Third Party Proposal and its belief that Fuel Systems facilitated the Third Party Proposal in violation of the merger agreement. The letter cited, based on publicly available information, six transactions, occurring between May 2003 and October 2015 that involved the chairman and chief executive officer of the Third Party and either a Fuel Systems director and/or a certain Fuel Systems stockholder who has recently voiced opposition to the merger. The letter requested that Fuel Systems provide Westport with copies of all material documentation and correspondence relating to the Third Party Proposal, including all correspondence between Fuel Systems, and any of its directors, that may have led to Fuel Systems’ receipt of the Third Party Proposal.

On January 31, 2016, Fuel Systems delivered to Westport, through their respective counsels, a letter in response to Westport’s January 24, 2016 and January 28, 2016 letters. The January 31, 2016 letter, among other things, reiterated Fuel Systems’ belief that the Cartesian Financing Agreement required the prior written consent of Fuel Systems under the merger agreement and stated that the assertions in the January 28, 2016 letter regarding the timing and genesis of the Third Party Proposal are false. The January 31, 2016 letter further stated that the Fuel Systems board must evaluate the Third Party Proposal in good faith with the assistance of its financial and legal advisors, in compliance with its fiduciary duties and obligations under the merger agreement, and determine whether the Third Party Proposal is likely to lead to a Superior Proposal (as such term is defined in the merger agreement). The letter also expressed Fuel Systems’ disagreement with Westport’s assertions that Fuel Systems was attempting to delay the merger and stated that Fuel Systems’ board believes it has been, and continues to be, committed to complying with the terms of the merger agreement unless and until it is excused from doing so.

At a meeting held on January 31, 2016, representatives of Fuel Systems informed representatives of Westport that the Fuel Systems board of directors determined in good faith, after consultation with its financial and legal advisors, that the Third Party Proposal could reasonably be expected to lead to a Superior Proposal (as such term is defined in the merger agreement), and has further determined in good faith, after consultation with legal counsel, that failure to furnish non-public information to, and to engage in discussions or negotiations with, such third party (and such third party’s representatives) with respect to the Third Party Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law. The third party entered into an Acceptable Confidentiality Agreement on February 1, 2016, following which Fuel Systems entered into discussions or negotiations with the third party concerning its Third Party Proposal and will be providing non-public information to the third party in accordance with the merger agreement.

Westport Board of Directors’ Recommendation and its Reasons for the Merger

On August 31, 2015, Westport’s board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Westport and its shareholders.

In the course of their due diligence and evaluation of the merger agreement and the merger, the Westport board of directors consulted Westport’s executive management team and legal counsel as well as its financial advisor, Rothschild Inc. The Westport board of directors also reviewed a significant amount of information and considered a number of factors related to the merger, and believes that the merger will provide Westport and its shareholders with a number of benefits, including but not limited to:

•	The combined company will have a broad global reach, with increased scale and product diversity enhancing the ability to serve some of the world’s largest and fastest growing markets through an enhanced geographic footprint, greater product diversity, and a distribution network spanning 70 countries.

•	The merger would combine Westport’s development expertise in medium- and heavy-duty and high horsepower applications with Fuel Systems’ core focus and development efforts in automotive and industrial applications. Together, the combined technological expertise and future product development will span passenger cars to heavy-duty trucks to locomotives and from marine applications to stationary power.

•	Westport and Fuel Systems will combine their industry experience and complementary portfolio of products and technologies, resulting in a comprehensive solutions offering across light- and heavy-duty transportation applications and industrial-focused applications. The complementary customer bases and communities will be served with a combined asset base and facilities strategically located across five continents and a shared commitment to providing exceptional products, service and related solutions.

•	The merger will broaden the combined company’s OEM relationships, bringing together the long standing relationships with several key global OEMs of Fuel Systems and Westport.

•	The combined company is expected to have a strengthened track record of product development as a result of the merger, and benefit from capital-efficient and optimized research and development programs and a highly skilled employee base. The combined company is anticipated to be well positioned to create a stronger innovation platform to invest in developing new products and new technologies, and to be positioned to fuel future growth better than either company on a standalone basis.

•	The combined company will benefit from the combination of Westport and Fuel Systems intellectual property portfolios.

•	The combined company is anticipated to generate substantial synergies, including reductions in corporate management costs, manufacturing costs and operating expenses.

•	The combined company will also benefit from a strengthened balance sheet and enhanced liquidity and will be positioned for continued investment and long-term financial stability.

Fuel Systems Board of Directors’ Recommendation and its Reasons for the Merger

At a meeting on September 1, 2015, the Fuel Systems board, by unanimous vote, determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Fuel Systems and its stockholders, approved the merger agreement and the transactions contemplated thereby, including the merger, and determined to recommend that Fuel Systems’ stockholders vote to adopt the merger agreement.

In evaluating the merger, the Fuel Systems board consulted with Fuel Systems’ management, as well as Fuel Systems’ legal and financial advisors, and, in reaching its conclusion, considered the following factors:

•	The board’s knowledge of Fuel Systems’ business, operations, financial condition, earnings and prospects and of Westport’s business, operations, financial condition, earnings and prospects, taking into account the results of Fuel Systems’ due diligence review of Westport, as well as the prevailing economic conditions in the industry in which Fuel Systems and Westport operate.

•	The merger agreement provides that each Fuel Systems stockholder will receive 2.129 common shares of Westport for each share of Fuel Systems common stock.

•	Based upon closing trading prices on August 31, 2015, the merger consideration represents an implied value to Fuel Systems’ shareholders of $7.54 per share, a 10.5% premium based upon the 10–day VWAP, a 13.7% premium based upon the 20–day VWAP, and a 23.9% premium based upon the 30–day VWAP.

•	Based on the implied value of the merger consideration as of August 31, 2015, Fuel Systems stockholders would own approximately 36% of the combined company on a fully diluted basis.

•	The exchange ratio is fixed and therefore the value of the consideration payable to Fuel Systems stockholders will increase in the event that the market price of Westport’s common shares increases prior to the closing of the merger. Following the merger, former Fuel Systems stockholders who continue to hold Westport common shares will participate in future increases in the market price of Westport common shares.

•	The Fuel Systems board retained financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, Fuel Systems’ and Westport’s industry generally and Fuel Systems’ particularly, as well as substantial experience advising other companies with respect to transactions similar to the merger.

•	The Fuel Systems board’s review, based in part on the due diligence performed by Fuel Systems’ management and its financial, legal and tax advisors, in connection with the transaction, of Westport’s business, financial condition, potential options for capital raises, results of operations and management, the strategic fit between the parties, the potential synergies expected from the merger, the geographic fit between Fuel Systems and Westport’s service areas, and the business risks associated with the merger.

•	The opinion, dated September 1, 2015 of J.P. Morgan to the Fuel Systems board as to the fairness, from a financial point of view and as of the date of the opinion, to the holder of Fuel Systems common stock of the exchange ratio in the merger, as more fully described under “The Merger—Opinion of Fuel Systems’ Financial Advisor” and Annex B to this proxy statement/prospectus, which contains the full text of the J.P. Morgan opinion.

•	The Fuel Systems board’s view as to the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, on both Fuel Systems stockholders and Westport shareholders.

•	Fuel Systems’ management’s recommendation in favor of the merger.

•	The Fuel Systems board’s review, in consultation with Fuel Systems’ legal and financial advisors, of the structure of the merger and the financial and other terms and conditions of the merger agreement, including the merger consideration and the Fuel Systems board’s view of the likelihood of completing the merger on the anticipated schedule.

•	The terms of the merger agreement, principally:

•	the provisions allowing the Fuel Systems board to withdraw or change its recommendation of or to terminate the merger agreement, subject to the payment of a specified termination fee upon termination under certain circumstances, in the event of a superior proposal, or to change its recommendation in the event of certain intervening events, if the board makes a good faith determination that the failure to change its recommendation or terminate the merger agreement would be inconsistent with its fiduciary duties under applicable law;

•	Westport’s agreement, upon the closing of the merger, to appoint three individuals who are directors of Fuel Systems as directors of the combined company, which is expected to provide a degree of continuity and enhance the likelihood that the strategic benefits that Fuel Systems expects to achieve as a result of the merger will be realized; and

•	Westport’s agreement, upon the closing of the merger, to change the name of the combined company for purposes of reassuring Fuel Systems’ customers.

The Fuel Systems board also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including:

•	The regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

•	The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Fuel Systems’ business and relations with customers, service providers and other stakeholders, whether or not the merger is completed.

•	The fact that the exchange ratio is fixed and therefore the value of the consideration payable to Fuel Systems stockholders will decrease in the event that the market price of Westport’s common shares decreases prior to the closing of the merger.

•	The possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Fuel Systems and Westport, which could result in significant costs and disruption to Fuel Systems’ normal business.

•	The expected benefits and synergies sought in the merger, including cost savings, may not be realized or may not be realized within the expected time period.

•	Westport’s history of net losses and likely losses in the near future due to, among other things, Westport’s substantial investment in new technologies, including HPDI.

•	The potential that the exchange of shares of Fuel Systems common stock for shares of Westport common shares pursuant to the merger agreement may be taxable to U.S. stockholders of Fuel Systems common stock.

•	Certain terms of the merger agreement, principally:

•	restrictions on the ability of Fuel Systems to solicit offers for alternative proposals or to engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued;

•	the termination fee that would be payable by Fuel Systems in connection with a termination of the merger agreement as a result of a superior proposal for Fuel Systems, which could have the effect of discouraging an alternative proposal for Fuel Systems; and

•	restrictions on the conduct of Fuel Systems’ business during the period between the signing of the merger agreement and completion of the merger.

•	Fuel Systems’ stockholders will be forgoing the potential benefits, if any, that could be realized by remaining as stockholders of Fuel Systems as a standalone entity.

•	The substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of Fuel Systems and Westport and the transaction expenses arising from the merger.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Fuel Systems board in considering the merger. In view of the number and variety of factors and the amount of information considered, the Fuel Systems board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Fuel Systems board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Fuel Systems board may have given different weights to different factors.

The Fuel Systems board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Fuel Systems board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

In its earnings conference call, earnings release and SEC filing announcing its second quarter 2015 results, Westport announced it was seeking new financing, cutting expenses and commencing initiatives to sell non-core assets. Westport made similar disclosures in connection with its third quarter 2015 results. At a meeting on December 14, 2015, the Fuel Systems board reviewed a sensitivity analysis prepared by management which estimated that the combined company will have a negative cash balance at the end of 2016 if the combined company is unable to raise additional cash or substantially reduce its projected cash spending rate and that the combined company’s liquidity will worsen in 2017 if the combined company fails to restructure approximately $54 million in unsecured debt which matures in the middle of 2017. On January 11, 2016, Westport announced that it had entered into the Cartesian Financing Agreement, described in greater detail under “The Merger—Recent Developments” on page 45. There is no assurance that the combined company will be successful in raising additional cash, restructuring its unsecured debt or reducing use of cash at the required rate. If the combined company is not successful with these initiatives, the financial position and results of operations of the combined company could be materially and adversely affected.

The Fuel Systems board of directors recommends that Fuel Systems stockholders vote “FOR” the Merger proposal, “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal, “FOR” the Advisory Compensation proposal and “FOR” the Adjournment proposal.

Opinion of Fuel Systems’ Financial Advisor

Pursuant to an engagement letter dated April 20, 2015, Fuel Systems retained J.P. Morgan as its financial advisor in connection with the proposed merger. The Fuel Systems board selected J.P. Morgan based on J.P. Morgan’s qualifications, expertise and reputation.

At the meeting of the Fuel Systems board of directors on September 1, 2015, J.P. Morgan rendered its oral opinion to the Fuel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Fuel Systems’ common stock. J.P. Morgan has confirmed its September 1, 2015 oral opinion by delivering its written opinion to the Fuel Systems board of directors, dated September 1, 2015, that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Fuel Systems’ common stock. No limitations were imposed by the Fuel Systems board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated September 1, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Fuel Systems’ stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Fuel Systems board of directors, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any stockholder of Fuel Systems as to how such stockholder should vote at the Fuel Systems’ special meeting. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated August 30, 2015 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Fuel Systems and Westport and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Fuel Systems and Westport with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Fuel Systems’ common stock and Westport’s common shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by each of the managements of (a) Fuel Systems relating to its business and (b) Westport relating to its business, as adjusted by the management of Fuel Systems, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (see “— Certain Unaudited Financial and Operating Forecasts”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Fuel Systems and Westport with respect to certain aspects of the merger, and held discussions with the management of Fuel Systems with respect to the past and current business operations of Fuel Systems and Westport, the financial condition and future prospects and operations of Fuel Systems and Westport, the effects of the merger on the financial condition and future prospects of Fuel Systems and Westport, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Fuel Systems and Westport or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Fuel Systems or Westport under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Fuel Systems and Westport to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement and this proxy statement/prospectus, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Fuel Systems or Westport or on the contemplated benefits of the merger.

The projections furnished to J.P. Morgan for Fuel Systems were prepared by the management of Fuel Systems and the projections furnished to J.P. Morgan for Westport were prepared by the management of Westport and subsequently adjusted by the management of Fuel Systems, each as described under “—Certain Unaudited Financial and Operating Forecasts.” Neither Fuel Systems nor Westport publicly disclose internal management financial projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. Solely for illustrative purposes in the event that Westport were to issue convertible debt and in reliance on assumptions provided by the managements of Fuel Systems and Westport with respect to the terms of a potential convertible debt issuance by Westport, and the maximum allowable number of Westport’s common shares issuable pursuant to such convertible debt under the merger agreement, J.P. Morgan also analyzed the merger by taking into account the resulting dilution from a potential convertible debt offering. Analysis in this section entitled “Westport (C)” takes into account Westport’s potential convertible debt issuance.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Fuel Systems or the underlying decision by Fuel Systems to engage in the merger. J.P. Morgan expressed no opinion as to the price at which Fuel Systems’ common stock or Westport’s common shares will trade at any future time, whether before or after the closing of the merger.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Fuel Systems and Westport, and the decision to enter into the merger agreement was solely that of the Fuel Systems board of directors and Westport board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Fuel Systems board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Fuel Systems board of directors or management with respect to the proposed merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of this summary of J.P. Morgan’s financial analyses. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

For each of the analyses performed by J.P. Morgan, J.P. Morgan used the fully diluted number of shares for both Fuel Systems and Westport based on the total outstanding number of shares for each company as of June 30, 2015 and all shares issuable pursuant to outstanding restricted stock units and performance stock units to calculate fully diluted shares outstanding. Additionally, when evaluating the effect of a potential convertible debt offering by Westport, J.P. Morgan considered the potential dilutive impact of such convertible debt based on the maximum allowable numbers of shares of Westport’s common shares issuable pursuant to such instrument under the merger agreement.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Fuel Systems and Westport, respectively, with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be similar to Fuel Systems and Westport, respectively, and for which similar valuation metrics are used. The companies selected by J.P. Morgan were:

Fuel Systems FV/EBITDA Multiples Comparable Companies

•	Fuel Systems

•	Power Solutions

•	Hexagon Composites

•	Landi Renzo

Westport FV/revenue Multiples Comparable Companies

•	Westport

•	Clean Energy Fuels

•	Quantum Company[10]

[10]	J.P. Morgan ultimately excluded Quantum Fuels from Westport FV/revenue multiples comparable companies set due to both its relatively small size and lack of scale and recent issues faced by Quantum Fuels that are particular to its business rendering the company a poor comparable in the current context.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Fuel Systems and Westport based on business operations, end markets, profitability profile and similar valuation metrics for trading multiples. For each comparable company, publicly available estimates of financial performance through the twelve months ended December 31, 2015 was measured. J.P. Morgan calculated for (1) Fuel Systems and its comparable companies the firm value as of August 28, 2015 as a multiple of estimated EBITDA for calendar year 2015, and (2) Westport and its comparable companies the firm value as of August 28, 2015 as a multiple of estimated revenue for calendar year 2015. The calculations for Westport in this subsection included the value of its long-term investments in certain joint ventures as of June 30, 2015 that are currently unconsolidated in the revenue of Westport. The analysis indicated the following:

Fuel Systems Comparable Companies	FV / 2015 EBITDA
Fuel Systems Solutions	13.1x
Power Solutions	14.9x
Hexagon Composites	15.9x
Landi Renzo	13.9x

Westport Comparable Companies	FV / 2015 Revenue
Westport Innovations	2.09x
Clean Energy Fuels	2.51x
Quantum Fuel Systems	1.16x

J.P. Morgan selected the following values for each company’s multiple, specifically: (1) Fuel Systems’ common stock: 13x to 16x estimated 2015 EBITDA and (2) Westport’s common shares: 2.00x to 2.50x estimated 2015 revenue. J.P. Morgan did not rely solely on the quantitative results of the selected multiples analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the selected companies to Fuel Systems, as well its experience with the industry in which Fuel Systems participates, J.P. Morgan selected a range of EBITDA multiples that it believed reflected an appropriate range of multiples applicable to Fuel Systems. J.P. Morgan employed the same aforementioned methods in selecting a range of revenue multiples that it believed reflected an appropriate range of multiples applicable to Westport.

The EBITDA multiples were then applied to Fuel Systems’ EBITDA projections for fiscal year 2015, yielding implied equity values per share for Fuel Systems’ common stock of approximately $7.40 to $8.45 per share. The revenue multiples were then applied to Westport’s revenue projections for fiscal year 2015, yielding implied equity values per share for Westport’s common shares of approximately $3.40 to $4.20 per share. J.P. Morgan also calculated the implied equity value per share for Westport’s common shares by applying the same revenue multiple ranges but also taking into account a potential convertible debt issuance by Westport, yielding implied equity values per share of approximately $3.40 to $4.21 per share.

J.P. Morgan compared the results of the implied equity values per share for Fuel Systems and Westport. For each comparison, J.P. Morgan compared (1) the ratio of the highest implied equity value per share for Fuel Systems shown above to the lowest implied equity value per share for Westport shown above and (2) the ratio of the lowest implied equity value per share for Fuel Systems shown above to the highest implied equity value per share for Westport shown above, in order to derive a range of implied exchange ratios. The implied exchange ratios were:

Implied Exchange Ratio
Assuming no convertible debt is issued	1.757x – 2.485x
Assuming convertible debt is issued	1.763x – 2.485x

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity values per share for both Fuel Systems’ common stock and Westport’s common shares. J.P. Morgan calculated the unlevered free cash flows that Fuel Systems and Westport, respectively, are expected to generate during fiscal years 2015 through 2025 based upon the financial projections prepared on behalf of Fuel Systems’ management through the years ended December 31, 2025 and upon financial projections prepared on behalf of Westport’s management, which were based on financial projections prepared by Westport’s management, as adjusted by the management of Fuel Systems, through the years ended December 31, 2025. The unlevered free cash flows of Fuel Systems included the $3 million to $4 million attributable to incremental cash flows resulting from tax savings reflected from Fuel Systems’ net operating losses which were then discounted using the applicable discount range for Fuel Systems as provided below. The unlevered free cash flows of Westport included the $24 million to $26 million attributable to incremental cash flows resulting from tax savings reflected from Westport’s net operating losses which were then discounted using the applicable discount rate range for “Westport—Operations” as provided below. The net operating losses were provided by the respective managements of Fuel Systems and Westport and were based on projected financial performance. For purposes of the discounted cash flow analysis, J.P. Morgan treated stock-based compensation as a non-cash expense and thus added such expense back to both Fuel Systems’ and Westport’s EBITDA (earnings before interest, taxes, depreciation and amortization) as included in their respective unlevered free cash flows. J.P. Morgan also calculated a range of terminal values of Fuel Systems and Westport, respectively, at the end of the 11-year period ending December 31, 2025 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flow of Fuel Systems and Westport, respectively, during the final year of the 11-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using the following ranges of discount rates:

Discount Rate Range
Fuel Systems	9.0% – 11.0%
Westport—Operations	9.0% – 11.0%
Westport—HPDI	12.0% – 14.0%

These values were then added together in order to derive the implied firm value for each of Fuel Systems and Westport, both in the event Westport does not issue convertible debt and in the event it does for illustrative purposes. The range of discount rates were chosen based upon an analysis of the weighted average cost of capital of Fuel Systems and Westport, respectively, conducted by J.P. Morgan and were applied using the mid-year convention for discounting. In particular, Westport’s HPDI business was attributed a higher discount rate based upon a higher weighted average cost of capital due to a higher beta which is reflective of the riskier nature of the HPDI business, previously encountered delays and uncertainties concerning timing of market penetration. In calculating the estimated equity values per share for Fuel Systems and Westport on a standalone basis (i.e., without synergies), J.P. Morgan adjusted the firm value for Fuel Systems’ and Westport’s net cash, debt, and minority interest value as of June 30, 2015, and divided by the fully diluted common shares outstanding, calculated using the method described above.

The analysis indicated a range of implied equity values per share:

	Fuel Systems	Westport	Westport (C)
Low	$14.60	$6.80	$6.35
High	$20.60	$11.30	$10.05

J.P. Morgan compared the results for Fuel Systems to Westport. For each comparison, J.P. Morgan compared (1) the highest implied equity value per share for Fuel Systems to the lowest implied equity value per share for Westport and (2) the lowest implied equity value per share for Fuel Systems to the highest implied equity value per share for Westport, in order to derive a range of the implied exchange ratios for each set of estimates. The implied exchange ratios were:

Implied Exchange Ratio
Fuel Systems to Westport	1.292x – 3.029x
Fuel Systems to Westport (C)	1.454x – 3.252x

Selected Transaction Analysis

Using publicly available information and certain non-public information, J.P. Morgan examined selected transactions with respect to companies that engaged in businesses that J.P. Morgan judged to be similar to Fuel Systems’ businesses. The precedent transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Fuel Systems based on business sector participation, operational characteristics and financial metrics. It should be emphasized that none of the companies involved in the selected transactions (other than Fuel Systems) is identical to Fuel Systems and none of the selected transactions is identical to the merger.

J.P. Morgan calculated, for each selected transaction, the target company’s implied firm value as a multiple of EBITDA for the twelve-month period prior to the announcement date of the applicable transaction. The transactions considered the date each transaction was announced and the EBITDA multiple are as follows:

Month and Year Announced	Target	Acquiror	FV/EBITDA

May 2015	Wells Vehicle Electronics	NGK Spark Plug Co	9.5x

January 2015	TI Group Automotive Systems	Bain Capital	*

December 2014	Halla Visteon Climate Control	Hankook Tire Co	10.1x

June 2011	Emer SpA	Westport Innovations	N/A

June 2010	Inergy Automotive Systems SA	Plastic Omnium SA	N/A

November 2009	EMCON Technologies LLC	Faurecia SA	7.4x

February 2007	ArvinMeritor—Emissions Technology	One Equity Partners	3.9x

October 2006	Eaton (Transmission and Engine Control)	BorgWarner	5.9x

January 2005	JCEEG	Valeo SA	N/A

June 2004	Stanadyne (owned by American Industrial Partners)	Kolhlberg & Co., LLC	7.0x

November 1999	TRW’s Lucas Diesel Systems	Delphi Automotive Systems Corp.	5.9x

April 1999	Walbro Corp.	TI Group Plc.	7.2x

*	Not publicly available

J.P. Morgan’s analysis resulted in a range of EBITDA multiples of 3.9x to 10.1x for the selected transactions. J.P. Morgan applied a range of EBITDA multiples of 6.0x to 10.0x to Fuel Systems’ EBITDA for the last twelve months, and arrived at an estimated range of equity values for Fuel Systems’ common stock of between $7.05 and $9.75 per share.

J.P. Morgan did not rely solely on the quantitative results of the selected transaction analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the companies in the selected transactions to Fuel Systems and each of the selected transactions to the merger, as well its experience with mergers and acquisitions and the industry in which Fuel Systems and Westport participate, J.P. Morgan selected a range of EBITDA multiples that it believed reflected an appropriate range of multiples applicable to Fuel Systems.

Value Creation Analysis—Intrinsic Value Approach

J.P. Morgan prepared a value creation analysis that compared the implied equity value derived from J.P. Morgan’s discounted cash flow analysis of Fuel Systems on a standalone basis to Fuel Systems’ stockholders’ pro forma ownership of the implied equity value of the combined company. Unlike the other valuation analyses performed by J.P. Morgan, which are intended to estimate the standalone basis, the value creation analysis is intended to estimate the potential change in equity value per share as a result of the business combination. The pro forma combined company equity value was equal to: (1) Fuel Systems’ standalone discounted cash flow value of $309 million, plus (2) Westport standalone discounted cash flow value of $637 million, plus (3) Fuel Systems’ present value of Westport’s management expected after-tax synergies, less Fuel Systems’ management estimate of transaction expenses of $15.0 million. For purposes of the discounted cash flow values used in this analysis, J.P. Morgan used a perpetual growth rate of 3.0% for the unlevered free cash flow of Fuel Systems and Westport. A discount rate of 10.0% was used for Fuel Systems, while a 10.0% discount rate was used for cash flows from Westport’s operations and a 13.0% discount rate was used for Westport’s HPDI cash flows. J.P. Morgan then determined the implied pro forma equity value of the combined company attributable to Fuel Systems’ stockholders based on the economic equity ownership percentage of the combined company of approximately 34.7% to be owned by Fuel Systems’ stockholders implied by the exchange ratio provided for in the merger agreement. J.P. Morgan then compared the result to the implied equity value of Fuel Systems on a standalone basis derived from the discounted cash flow analysis described above. The value creation analysis indicated implied pro forma economic equity value of $1.05 billion and implied pro forma accretion in economic equity value to the holders of Fuel Systems’ common stock of 17.6%.

Other Information

Implied Premiums and Multiples

Based on the exchange ratio of 2.129x and the closing market price of Westport’s common shares of $3.54 on August 31, 2015, J.P. Morgan calculated that the implied value of the merger consideration to be paid to Fuel Systems’ stockholders was $7.54 per share. This implied value represents an approximately 10% premium to $6.85, the closing market price of Fuel Systems’ common stock on August 31. 2015. The implied firm value (which is the value of common equity, plus face value of debt and the minority interest value, minus cash and cash equivalents) as a multiple of estimated EBITDA for calendar year 2015 was 13.3x. J.P. Morgan also reviewed the premium represented by the implied value of the merger consideration to be paid to Fuel Systems’ stockholders to the following volume weighted average prices (VWAP) leading to August 31, 2015:

VWAP	Premium
10-day VWAP	10.5%
20-day VWAP	13.7%
30-day VWAP	23.9%

Historical Exchange Ratio Analysis

J.P. Morgan reviewed the per share daily closing market price of Fuel Systems’ common stock and Westport’s common shares and calculated the implied historical exchange ratios by dividing the daily closing prices per share of Fuel Systems’ common stock by those of Westport’s common shares for the dates and over the periods described in the table below. The analysis resulted in the following implied exchange ratios for the periods indicated:

Basis of Exchange Ratio	Exchange Ratio
As of August 31, 2015	1.935x
Average of trailing 3-month ratios	1.593x
Average of trailing 6-month ratios	1.898x
Average of trailing 1-year ratios	1.944x
Average of trailing 3-year ratios	1.069x
Average of trailing 5-year ratios	1.057x

J.P. Morgan noted that a historical exchange ratio analysis is not a valuation methodology and that such analysis was presented merely for illustrative purposes.

Historical Trading Range

J.P. Morgan reviewed the 52-week trading range, ending on August 31, 2015, of Fuel Systems’ common stock, which was $5.70 to $11.88 per share, and the 52-week trading range, ending August 31, 2015, of Westport’s common shares, which was $3.00 to $14.88 per share.

J.P. Morgan noted that any historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for illustrative purposes.

Equity Research Analyst Price Targets

J.P. Morgan reviewed and discussed the most recent publicly available research analyst price targets for Fuel Systems’ common stock and Westport’s common shares that were prepared and published by selected equity research analysts. J.P. Morgan noted that the range of price targets for Fuel Systems’ common stock was $3.80 to $9.00 per share, and that the range of price targets for Westport’s common shares was $8.00 to $11.00 per share.

J.P. Morgan noted that implied premiums and multiples, historical exchange ratio, historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Fuel Systems or Westport, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Fuel Systems and Westport. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Fuel Systems and Westport and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Fuel Systems with respect to the merger on the basis of such experience and its familiarity with Fuel Systems.

For services rendered in connection with the merger, Fuel Systems has agreed to pay J.P. Morgan a transaction fee of 2.00% of the fair market value of the consideration to be paid to Fuel Systems’ stockholders in the merger, which is to be no less than $3.5 million, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is payable upon and is contingent upon the consummation of the merger. In addition, Fuel Systems has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of delivery of its opinion, J.P. Morgan and its affiliates maintained commercial or investment banking and other business relationships with Fuel Systems, for which J.P. Morgan and its affiliates have received customary compensation. Such services have included acting as financial advisor in connection with Fuel Systems’ strategic planning and evaluation of defensive strategies. During the two years preceding the date of delivery of its opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Westport. In addition, J.P. Morgan or its affiliates are the beneficial owners of approximately 0.13% of Westport’s outstanding capital stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Fuel Systems or Westport for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. During the two-year period preceding delivery of its opinion ending on September 1, 2015, the aggregate fees received by J.P. Morgan from Fuel Systems were $300,000.

Certain Unaudited Financial and Operating Forecasts

Fuel Systems Unaudited Prospective Financial Information

Fuel Systems, as a matter of course, does not generally publicly disclose long-term forecasts or internal projections as to its future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumption and estimates. However, Fuel Systems is including the following summaries of certain unaudited financial and operating forecasts of Fuel Systems and Westport in this proxy statement/prospectus solely to give Fuel Systems stockholders access to the information that was made available to Fuel Systems, Westport and their respective financial advisors. The unaudited prospective financial data presented below includes (i) projections for Fuel Systems prepared by Fuel Systems’ management and certain advisors in connection with the Restructuring Plan, without giving effect to the merger, which we refer to as the Fuel Systems Projections, (ii) certain selected unaudited projected financial data for Fuel Systems calculated based on extrapolations from the Fuel Systems’ Projections, and (iii) projections for Westport, which were prepared by Westport’s management, without giving effect to the merger, which we refer to as the Westport Projections. Except to extent required by law, neither Fuel Systems nor Westport has any obligation to update prospective financial data included in this proxy statement/prospectus and has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Fuel Systems, Westport, J.P. Morgan, Rothschild, or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information and extrapolations cover multiple years, such information, by its nature, becomes less predictive with each successive year. Fuel Systems stockholders are urged to review the SEC filings of Fuel Systems and Westport for a description of risk factors with respect to the business of Fuel Systems and Westport. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 19 and 147, respectively, of this proxy statement/prospectus. The accompanying unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Westport’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Westport. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Westport’s or Fuel Systems’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The reports of the independent registered public accounting firms of Fuel Systems and Westport contained in the Annual Report of each of Fuel Systems and Westport on Form 10-K and second amended Annual Report on Form 40-F/A, respectively, for the year ended December 31, 2014, which, in the case of Westport’s second amended Annual Report on Form 40-F/A, is incorporated by reference into this document, relates to the historical financial information of Fuel Systems and Westport, respectively. Such reports do not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the proposed merger.

The following table presents selected unaudited projected financial data for Fuel Systems provided to Westport, J.P. Morgan and Rothschild in connection with the consideration of the proposed transaction.

($mm)	2015E	2016E	2017E
Revenue	$274	$328	$345

Cost of goods sold	$215	$247	$259

Gross profit	$60	$80	$87

Adjusted EBITDA(1)	$6	$25	$30

(1)	Non-GAAP measure. “EBITDA” mean earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is determined by adding the following items to Net Income/(Loss), the closest GAAP financial measure: Depreciation & Amortization; Interest income/expense, net; and Benefit (Provision) for Income Taxes, Impairments, Restructuring charges, Stock based compensation Consulting fees related to restructuring and strategy and other non-operating expenses.

The projected unlevered free cash flows for Fuel Systems for fiscal years 2016 through 2017 based upon the unaudited financial projections discussed above and used by J.P. Morgan in connection with its opinion, which were as follows (in millions): 2016E: $4.3; 2017E: $5.0.

In addition, in connection with J.P. Morgan’s preparation of its fairness opinion described above in “Opinion of Fuel Systems’ Financial Advisor”, management of Fuel Systems provided certain selected unaudited projected financial data for Fuel Systems for fiscal years 2018 through 2025, calculated based on extrapolations from the Fuel Systems’ Projections, which were as follows (in millions):

($mm)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$359	$373	$388	$411	$444	$472	$494	$509

Cost of goods sold	$267	$276	$287	$304	$328	$349	$366	$376

Gross profit	$92	$97	$101	$107	$115	$123	$128	$132

Adjusted EBITDA(1)	$32	$36	$39	$44	$52	$58	$63	$66

(1)	Non-GAAP measure. “EBITDA” mean earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is determined by adding the following items to Net Income/(Loss), the closest GAAP financial measure: Depreciation & Amortization; Interest income/expense, net; and Benefit (Provision) for Income Taxes, Impairments, Restructuring charges, Stock based compensation Consulting fees related to restructuring and strategy and other non-operating expenses.

The projected unlevered free cash flows for Fuel Systems fiscal years 2018 through 2025 based upon the unaudited financial projections and extrapolations discussed above and used by J.P. Morgan in connection with its opinion, were as follows (in millions): 2018E: $9.8; 2019E: $12.1; 2020E: $13.4; 2021E: $14.5; 2022E: $16.8; 2023E: $21.3; 2024E $25.2; 2025E: $28.3.

In connection with the proposed transaction, Fuel Systems also provided the 2018 through 2020 Fuel Systems’ management extrapolations discussed above to Westport and Rothschild.

Westport Unaudited Prospective Financial Information

Westport, as a matter of course, does not generally publicly disclose long-term forecasts or internal projections as to its future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumption and estimates. However, Westport is including the following summaries of certain unaudited financial and operating forecasts of Westport in this proxy statement/prospectus solely to give Fuel Systems stockholders access to the information that was made available to Fuel Systems, Westport and their respective financial advisors. The unaudited prospective financial data presented below includes projections for Westport prepared by Westport management as part of its regular strategic planning process. Except to extent required by law, neither Fuel Systems nor Westport has any obligation to update prospective financial data included in this proxy statement/prospectus and has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Fuel Systems, Westport, J.P. Morgan, Rothschild, or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information, by its nature, becomes less predictive with each successive year. Fuel Systems stockholders are urged to review the SEC filings of Fuel Systems and Westport for a description of risk factors with respect to the business of Fuel Systems and Westport. See the sections entitled “Cautionary Statement Regarding Forward–Looking Statements” and “Where You Can Find More Information” beginning on pages 18 and 143, respectively, of this proxy statement/prospectus.

The accompanying unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Westport’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Westport. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Westport’s or Fuel Systems’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The reports of the independent registered public accounting firms of Fuel Systems and Westport contained in the Annual Report of each of Fuel Systems and Westport on Form 10-K and second amended Annual Report on Form 40-F/A, respectively, for the year ended December 31, 2014, which, in the case of Westport’s second amended Annual Report on Form 40-F/A, is incorporated by reference into this document, relates to the historical financial information of Fuel Systems and Westport, respectively. Such reports do not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the proposed merger.

The following table presents the Westport Projections provided to Fuel Systems and Rothschild in connection with the consideration of the proposed transaction.

($ mm)	2015E	2016E	2017E	2018E	2019E	2020E
Revenues	$116.9	$204.3	$395.5	$605.6	$909.8	$1,179.8

Cost of Goods Sold	$87.5	$134.3	$274.9	$459.9	$740.5	$984.5

Gross Margins	$29.3	$69.9	$120.6	$145.7	$169.3	$215.4

Operating Expenses	$93.6	$128.1	$144.9	$121.4	$97.3	$95.6

Adjusted EBITDA(1)	$(42.9)	$(27.0)	$13.8	$69.5	$125.4	$182.8

Unlevered Cash Flow(2)	$(61.9)	$(68.8)	$(36.9)	$27.9	$79.2	$141.4

(1)	Non-GAAP measure. “EBITDA” mean earnings before interest, taxes, depreciation and amortization. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport’s share of income from the joint ventures.
(2)	Non-GAAP measure. “Unlevered Cash Flow” means Adjusted EBITDA adjusted for:
(a)	Changes in working capital,
(b)	Capital expenditures,
(c)	Westport’s share income from the joint ventures, and
(d)	Dividends from the joint ventures.

In addition, in connection with J.P. Morgan’s preparation of its fairness opinion described above in “Opinion of Fuel Systems’ Financial Advisor”, Fuel Systems’ management, in consultations with its strategic advisors, applied certain downward adjustments and discounts and performed certain sensitivity analyses to the Westport Projections, which adjustments and discounts ranged between approximately 0% to 60%, depending on product line and certain profit and loss line items, and also took into account certain timing delays in anticipated market penetration.

Additional Information Regarding Prospective Financial Information

Although presented with numerical specificity, the above unaudited prospective financial information and extrapolations reflect numerous assumptions and estimates as to future events made by the management of Fuel Systems and Westport, as applicable.

At the time the unaudited prospective financial information and extrapolations were prepared, Fuel Systems’ management and Westport’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information and extrapolations, Fuel Systems and Westport, as applicable, made assumptions regarding, among other things, sales volumes and pricing, interest rates, corporate financing activities, including with respect to the effective tax rate and the amount of Fuel System’s and Westport’s income taxes, the amount of selling, general and administrative costs and the amount of research and development spending.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information and extrapolations will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information and extrapolations involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 21 and 19, respectively, of this proxy statement/prospectus all of which are difficult to predict and many of which are beyond the control of Fuel Systems and/or Westport and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the combination is completed.

Fuel Systems stockholders are urged to review Westport’s and Fuel System’s most recent SEC filings for a description of Fuel System’s and Westport’s reported and anticipated results of operations and financial condition and capital resources during 2015, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Fuel System’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2015, which is attached hereto as Annex G to this proxy/prospectus and incorporated herein by reference, and Westport’s Quarterly Report on Form 6-K for the third quarter ended September 30, 2015, which is incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information and extrapolations set forth above. No representation is made by Fuel Systems, Westport or any other person to any Fuel Systems stockholder regarding the ultimate performance of Fuels Systems or Westport compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information and extrapolations in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

FUEL SYSTEMS AND WESTPORT DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Board of Directors and Executive Officers of the Combined Company After Completion of the Merger; Headquarters and Name

Board of Directors. Upon completion of the merger, the board of directors of the combined company will consist of ten directors, including current Westport directors Warren J. Baker, Joseph P. Caron, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horváth, Gottfried (Guff) Muench, and current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston.

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003. On January 1, 2005, he became Fuel Systems’ Chief Executive Officer. He is also the Chairman of the Board of M.T.M. S.r.L., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark, and Mr. Costamagna has served as MTM’s principal executive officer since it was incorporated. Mr. Costamagna became a director in connection with Fuel Systems’ acquisition of the initial 50% of the equity interest of BRC and later became Fuel Systems’ Chief Executive Officer in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna is the brother of Pier Antonio Costamagna, who was formerly an executive officer of Fuel Systems and the General Manager of MTM and retired effective

February 5, 2014. Mr. Costamagna’s over 30 years of experience in the alternative fuels industry and entrepreneurial skills were important factors contributing to his designation as a director.

Troy A. Clarke, 60, has served as director of Fuel Systems since December 2011 and currently serves as a member of its Compensation Committee and as a member of its Nominating and Corporate Governance Committee. Mr. Clarke has 40 years of automotive industry experience and currently serves as President and Chief Executive Officer and as a director of Navistar International Corporation, a New York Stock Exchange-listed company. Prior to joining Navistar in 2010, Mr. Clarke held a variety of leadership positions at General Motors Company (GM) where he began his career in 1973, including: Group VP—President GM North America from 2006 to 2009; Group VP—President GM Asian Pacific from 2004 to 2006; Group VP—Manufacturing and Labor Relations from 2001 to 2004; Corporate VP—President GM Mexico from 1998 to 2001. Mr. Clarke holds a bachelor’s degree in mechanical engineering from the General Motors Institute and a master’s degree in business administration from the University of Michigan. Mr. Clarke’s wide range of experience in international automotive Original Equipment Manufacturer (“OEM”) and marketing were important factors contributing to his designation as a director.

Colin S. Johnston, 61, has served as director of Fuel Systems since May 2014 and currently serves as Chairman of its Compensation Committee and a member of its Audit Committee. Currently he is also serving as chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as an audit partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK Chartered Accountant and registered statutory auditor in Italy. Mr. Johnston’s term expires at our annual meeting in 2017. Mr. Johnston’s extensive accounting and auditing experience and knowledge of the automotive industry were important factors contributing to his designation as a director.

Fuel Systems Director Compensation

The following table sets forth a summary of the compensation earned by Troy A. Clarke and Colin S. Johnston, Fuel Systems directors joining the board of directors of the combined company for the year ended December 31, 2015:

Name	Fees Earned and Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
Troy A. Clarke (3)	56,327	50,006	106,333
Colin S. Johnston (3)	81,911	50,006	131,917

(1)	Each non-employee director received an annual restricted stock grant with a grant date fair value of $50,006 on the day of our 2015 annual stockholder meeting. All directors listed received this restricted stock grant on May 28, 2015 and all of the grants will vest in full on May 18, 2016.
(2)	As of December 31, 2015, shares of unvested restricted stock held by our directors were as follows: Mr. Clarke 6,054 and Mr. Johnston 6,054.
(3)	Neither Mr. Troy Clarke nor Mr. Colin Johnston has served Fuel Systems or its subsidiaries in a capacity other than as Fuel Systems directors.

The following table sets forth a summary of the compensation earned by Mariano Costamagna, a Fuel Systems director and executive officer joining the board of directors of the combined company, for his services to Fuel Systems and its subsidiaries in all capacities, for the year ended December 31, 2015:

			Retirement Agreement		All Other Compensation ($) (3)
Name	Salary ($)	Bonus ($)	Cash ($)(1)	Equity ($) (2)		Total ($)
Mariano Costamagna (4)	$558,004	$—	$499,725	$1,103,000	$1,727	$2,162,456

(1)	This amount represents a lump sum cash payment received by Mr. Mariano Costamagna on December 31, 2015 under his Retirement Agreement. For additional information about the Retirement Agreement, see “Interests of Directors and Executive Officers in the Merger—Retirement Agreement” beginning on page 67.
(2)	Represents grant date fair value of 100,000 shares of Fuel Systems restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in Mr. Costamagna’s Retirement Agreement, on December 31, 2016. Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units. For additional information about the Retirement Agreement, see “Interests of Directors and Executive Officers in the Merger—Retirement Agreement” beginning on page 67.
(3)	This amount represents life insurance premiums paid by Fuel Systems.
(4)	Mr. Mariano Costamagna receives a portion of his compensation in US Dollars, and a portion in Euros. Amounts in Euros were converted to US Dollars based on the average conversion rate for 2015.

Readers of this proxy/prospectus should also carefully review the information related to such current directors of Fuel Systems contained in Fuel Systems’ Definitive Proxy Statement filed April 14, 2015, which is included as Annex H to this proxy/prospectus and is incorporated by reference.

Executive Officers. Upon completion of the merger, the current executive officers of Westport are expected to continue serving as executive officers of the combined company.

Headquarters. Upon completion of the merger, the headquarters of the combined company will remain in Vancouver, Canada.

Name. Upon completion of the merger, and if approved by the requisite number of votes cast by Westport shareholders, the name of the combined company will be “Westport Fuel Systems Inc.”

Accounting Treatment of the Merger

Westport will account for the merger under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805—Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date of the merger. ASC No. 820—Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Regulatory Approvals Required for the Merger

Westport and Fuel Systems have each agreed to (and to cause each of their subsidiaries to) take any and all actions necessary to obtain all necessary antitrust consents, clearances or approvals required to complete the merger, provided such actions would not materially reduce the anticipated benefits of the transactions contemplated by the merger agreement. The following is a summary of the regulatory approvals required for completion of the merger.

United States Antitrust Approval

Under the HSR Act, Westport and Fuel Systems cannot complete the merger until Westport and Fuel Systems have notified the Antitrust Division of the U.S. Department of Justice, which we refer to herein as the “DOJ,” and the U.S. Federal Trade Commission, which we refer to herein as the “FTC,” of the merger and furnished them with certain information and materials relating to the merger and the applicable waiting period has terminated or expired. The termination or expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act. Westport and Fuel Systems filed the required notifications with the DOJ and the FTC on September 16, 2015; accordingly, the termination or expiration of the waiting period occurred on October 16, 2015.

Other Jurisdictions

Westport and Fuel Systems derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required. The merger cannot be completed until after the relevant approvals have been obtained under the antitrust and competition laws of Turkey. Westport filed the required notification with the antitrust authority in Turkey on September 17, 2015, and clearance was granted on October 7, 2015. The transaction is also subject to review by the competition authority of Argentina. However, such review does not suspend closing of the transaction and a filing can be made post-closing. The parties intend to notify the competition authority of Argentina about the transaction following the closing of the transaction.

Appraisal Rights

Under Section 262 of the DGCL, holders of shares of Westport common shares and Fuel Systems common stock do not have appraisal rights in connection with the merger.

Restrictions on Sales of Shares of Westport Common Shares Received in the Merger

All Westport common shares received by Fuel Systems stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Westport common shares received by any Fuel Systems stockholder who becomes an “affiliate” of Westport after completion of the merger (such as Fuel Systems directors or executive officers who become directors or executive officers of Westport after the Merger). This proxy statement/prospectus does not cover resales of Westport common shares received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

NASDAQ and TSX Listing of Westport Common Shares; Delisting and Deregistration of Fuel Systems Common Stock

It is a condition to the completion of the merger that the Westport common shares issuable in the merger be approved for listing on NASDAQ and the TSX. The application for approval of the listing of the Westport common shares issuable in the merger will be submitted to the TSX, and will be subject to fulfilling all of the listing requirements of the TSX. A supplemental listing application will be provided to NASDAQ in accordance with the requirements of the NASDAQ Stock Market Rules.

If the merger is completed, Fuel Systems common stock will cease to be listed on NASDAQ and its common stock will be deregistered under the Exchange Act.

Interests of Directors and Executive Officers in the Merger

Interests of Directors and Executive Officers of Fuel Systems in the Merger

In considering the recommendation of the Fuel Systems board of directors that Fuel Systems stockholders vote “FOR” the Merger proposal, Fuel Systems stockholders should be aware that some of Fuel Systems’

executive officers and directors have financial interests in the merger that may be different from, or in addition to, those of Fuel Systems stockholders generally. The Fuel Systems board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations that the Fuel Systems stockholders approve the merger agreement. For purposes of all of the Fuel Systems agreements and plans described below, the completion of the merger will constitute a change in control.

As described under “Fuel Systems Proposals—Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal,” the Fuel Systems board of directors formally approved amendments to certain restricted stock awards (the “Awards”) held by non-employee directors. The amendments provide that the vesting date of any unvested restricted stock issued pursuant to each Award will be the earlier of (i) the vesting date set forth in the Award, or (ii) a change in control (as defined in the 2009 Restricted Stock Plan); provided, that the amendments will not be effective unless holders of a majority of the shares of Fuel Systems common stock present in person or by proxy and entitled to vote at the next shareholders’ meeting vote in favor of such amendment. The consummation of the proposed merger would constitute a “change in control” under the 2009 Restricted Stock Plan and the Awards. The table below sets forth the value to each of the non-employee directors of the acceleration of the awards, assuming shareholders approve the amendments as set forth in “Fuel Systems Proposals—Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal” and further assuming a merger completion date of January 15, 2016, upon which merger completion date the non-employee directors would be entitled to receive 2.129 Westport common shares for each share of Fuel Systems restricted stock.

Director	Restricted Stock Award (#)	Acceleration Value ($)
Joseph E. Pompeo	6,054	17,013
Marco Di Toro	6,054	17,013
James W. Nall	6,054	17,013
Troy A. Clarke	6,054	17,013
Colin Johnston	6,054	17,013
Steven R. Becker	6,054	17,013
Anthony Harris (1)	6,054	17,013
Anthony Harris (1)	481	1,352

(1)	In addition to the annual award issued to Mr. Harris on May 28, 2015 at the Fuel Systems 2015 Annual Meeting of Stockholders, Mr. Harris also holds 481 unvested shares as a result of the issuance of restricted stock on December 31, 2013 granted to Mr. Harris in connection with his appointment to the Fuel Systems board of directors.

Retirement Agreement

Fuel Systems entered into a retirement agreement with Mariano Costamagna on April 24, 2015 (the “Retirement Agreement”), under which Mr. Costamagna and Fuel Systems agreed that Mr. Costamagna will retire by December 31, 2015 as the Chief Executive Officer of Fuel Systems, relinquish all executive authority with regard to Fuel Systems’ wholly-owned subsidiary, MTM S.r.L. (“MTM”), and resign from all positions as director, officer, executive or employee of all other Fuel Systems subsidiaries. Following such retirement date, Mr. Costamagna will remain as a director of Fuel Systems and MTM and be entitled to compensation as a non-management director of such companies. Under the Retirement Agreement, Mr. Costamagna will be paid €450,000 by MTM on December 31, 2015, provided that Mr. Costamagna’s employment is not terminated for “cause” (as defined under the Retirement Agreement) prior to such date. In addition, Mr. Costamagna was granted 100,000 Fuel Systems restricted stock units, which vest on December 31, 2016, 60% of which will be settled in stock and 40% of which will be settled in cash, subject to Mr. Costamagna complying with the restrictive covenants contained in the agreement. Under the Retirement Agreement, Mr. Costamagna agreed to certain restrictive covenants, including non-solicitation and non-competition for the longer of (i) 12 months following the date he ceases to serve as chief executive officer of Fuel Systems and (ii) six months following the date he ceases to be a director of both MTM and Fuel Systems. Mr. Costamagna agreed that 100,000 Fuel Systems restricted stock units had a value on the date of the Retirement Agreement of €1,020,000 and that would be the liquidated damages for any violation of the restrictive covenants. Upon consummation of the merger, consistent with the treatment of all outstanding Fuel Systems RSUs, any outstanding RSUs awarded under the Retirement Agreement will be assumed by Westport, will be convertible into shares of Westport common shares and will continue to have the same terms and conditions, including vesting and payment terms, as were in effect prior to the merger.

The Retirement Agreement was not entered into in contemplation of the merger or any sale of Fuel Systems or any of its assets, but was part of succession planning for Fuel Systems. Under the Retirement Agreement, Mr. Costamagna agreed that the Fuel Systems board of directors would commence a search for his successor as CEO, and he would cooperate with that search and, in the interim period, the Fuel Systems board of directors would appoint a Chief Operating Officer for Fuel Systems and MTM with whom Mr. Costamagna would cooperate. Mr. Costamagna may elect to retire before December 31, 2015 without forfeiting any payment or benefit provided for under the Retirement Agreement.

On December 16, 2015, Mariano Costamagna entered into an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport, and (ii) April 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Supplemental Employment Agreements

Fuel Systems entered into a Supplemental Employment Agreement with two named executive officers of Fuel Systems, Pietro Bersani and Michael Helfand on August 6, 2015. Under the terms of these agreements, each of Mr. Bersani and Mr. Helfand will receive a bonus payment on the closing date of the merger or upon any earlier termination by Fuel Systems without “cause” (as defined under the Supplemental Employment Agreements) or due to death or disability that occurs prior to the closing date of the merger. In addition, the Supplemental Employment Agreements provide that if the employment of Mr. Bersani or Mr. Helfand is terminated by Fuel Systems without cause or by the executive for “good reason” (as defined under the Supplemental Employment Agreements) or due to death or disability within 12 months following a change in control (which would include the closing of the merger), then the executive will receive (i) a lump sum severance payment equal to 100% of the executive’s annual base salary in effect immediately prior to either (a) the change in control or (b) the executive’s termination, whichever is greater; (ii) 100% vesting of the restricted stock units granted to the executive on April 24, 2015, the value of which will be paid in cash and (iii) continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (or coverage under an individual policy to the extent continuation COBRA coverage is not available) for the executive and his dependents for 18 months following the termination date at Fuel Systems’ expense, which coverage will terminate earlier if the executive becomes covered by a medical plan offered by a new employer. Entitlement to such payments and benefits are conditioned upon the execution and non-revocation of a release of claims.

The chart below sets forth the amounts payable to Messrs. Bersani and Helfand under the respective agreements, assuming a merger completion date of January 15, 2016, and that employment of each executive is terminated without cause immediately following the completion of the merger. The first column sets forth the amounts payable to Messrs. Bersani and Helfand on the closing date of the merger, whereas the amounts in columns two through four comprise the value of benefits receivable by Messrs. Bersani and Helfand upon a qualifying termination following the completion of the merger, in each case pursuant to the terms of their respective Supplementary Employment Agreement.

	Merger Closing Bonus	Cash Severance Payment	RSU Acceleration Value(1)	Value of COBRA Coverage	Total
Pietro Bersani	$365,000	$367,750	$59,083	$35,390	$827,223
Michael Helfand	$300,000	$305,000	$50,642	$35,390	$691,032

(1)	Amount reflects the value derived by multiplying the number of restricted stock units subject to accelerated vesting by the value of 2.129 Westport common shares, based on the closing trading price of such shares on the presumed employment termination date of January 15, 2016.

Equity Compensation Awards

Stock Options

Under the terms of the merger agreement, all Fuel Systems stock options with an exercise price that is less than the per share dollar value of the merger consideration immediately prior to completion of the merger (referred to herein as an “in-the-money option”) will vest in full and become exercisable and will be assumed by Westport and be exercisable for shares of Westport common shares from and following the completion of the merger and are more fully described below under “—Treatment of Fuel Systems Stock Options and Other Equity Based Awards”. All stock options with a per share exercise price that is greater than or equal to the per share dollar value of the merger consideration immediately prior to the completion of the merger will automatically be cancelled and forfeited for no consideration paid to the option holder. Assuming a merger closing date of January 15, 2016, the per share dollar value of the merger consideration would be $2.81. Based on such price, none of the stock options held by Fuel Systems’ executive officers would be in-the-money options and, thus, all unexercised stock options held by such individuals would be cancelled upon the completion of the merger for no consideration.

Restricted Stock Units and Restricted Stock

The merger agreement provides that all outstanding Fuel Systems restricted stock units (“RSUs”), including those held by executive officers, will be assumed by Westport and will be convertible into shares of Westport common shares from and following the completion of the merger. The assumed RSUs will continue to have the same terms and conditions, including vesting terms, as such RSUs had immediately prior to the completion of the merger, except that the number of shares subject to each RSU award will be adjusted in accordance with the exchange ratio.

Each share of Fuel Systems restricted stock, including those held by executive officers, also will be assumed by Westport and will become shares of Westport restricted stock from and following the completion of the merger, subject to the same terms and conditions, including applicable restrictions and vesting terms, as were applicable to the shares of Fuel Systems restricted stock immediately prior to the completion of the merger, except that the number of shares of restricted stock subject to each restricted stock award will be adjusted in accordance with the exchange ratio.

Phantom Shares

Each outstanding Fuel Systems phantom share, including those held by executive officers, will vest in full and all restrictions applicable thereto will lapse immediately prior to the completion of the merger, and each award of Fuel Systems phantom shares will be converted into an amount in cash equal to the product of (i) the number of shares of Fuel Systems common stock subject to the award of Fuel Systems phantom shares and (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the exercise price applicable to the Fuel Systems phantom shares and thereafter will be cancelled. All Fuel Systems phantom shares with a per share exercise price that is greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration paid to the holder of such Fuel Systems phantom share. Assuming a merger closing date of January 15, 2016, the per share dollar value of the merger consideration would be $2.81. Based on such price, none of the Fuel Systems phantom shares held by Fuel Systems executive officers would be in-the-money and, thus, all Fuel Systems phantom shares held by such persons would be cancelled at the effective time for no consideration.

Compensation Related to the Merger

The tabular disclosure below sets forth the information required by Item 402(t) of Regulation S-K and assumes that each of the listed named executive officers is terminated without “cause” in connection with the proposed merger under circumstances that entitle such individual to severance payments and benefits as of January 15, 2016 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K). The tabular disclosure further assumes that each listed named executive officer becomes entitled to the accelerated vesting and cash payment for their restricted stock units as provided under certain executives’ Supplemental Employment Agreements described above under “—Supplemental Employment Agreements,” based on a price of $6.34 per share with respect to Fuel Systems common stock (the average per share closing price of Fuel Systems common stock over the first five business days following the date the parties announced the execution of the merger agreement, determined pursuant to Item 402(t) of Regulation S-K).

	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total
Pietro Bersani	$732,750	$133,305	$35,390	$901,445
Michael Helfand	$605,000	$114,259	$35,390	$754,649

(1)	Amount represents (a) the cash severance payable to each of Mr. Bersani and Mr. Helfand ($367,750 and $305,000, respectively) under their respective Supplemental Employment Agreements in the event their employment is terminated for qualifying reasons under such agreements and (b) the transaction bonus payment payable to each of Mr. Bersani and Mr. Helfand ($365,000 and $300,000, respectively) upon the closing of the merger. The cash severance amount in each case is a “double-trigger” payment (meaning the amount is payable only upon a qualifying termination that follows a change in control), and the transaction bonus payments are “single-trigger” (meaning they become payable by virtue of a change in control alone).
(2)	Amount reflects the value of the accelerated vesting of restricted stock units granted to each of Mr. Bersani and Mr. Helfand, as provided for under their respective Supplemental Employment Agreements, assuming their employment is terminated for qualifying reasons under such agreements and further assuming the purchase price of Fuel Systems Common Stock discussed above. Such payments are double-trigger payments.
(3)	Amount reflects the value of the COBRA continuation coverage provided to each of Mr. Bersani and Mr. Helfand in the event their employment terminates for qualifying reasons under their respective Supplemental Employment Agreements. Such payments are double-trigger.

Messrs. Bersani and Helfand are the only named executive officers included in the table above because no other named executive officer is a party to any agreement or understanding concerning any type of compensation that is based on or otherwise relates to the merger. Mr. Costamagna’s Retirement Agreement was entered into in April 2015 as part of Fuel Systems’ succession planning and not in contemplation of the merger or any sale of Fuel Systems or any of its assets. The compensation to which Mr. Costamagna is entitled under such agreement in connection with his retirement is fully described above under “—Retirement Agreement.”

Treatment of Fuel Systems Stock Options and Other Equity-based Awards

Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and 2.129, and (ii) the per share exercise price for shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by 2.129. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such option will terminate. Based on a price assuming a merger closing date as of January 15, 2016, none of the outstanding stock options would be in-the-money options and, thus, all unexercised stock options would be cancelled upon the completion of the merger for no consideration.

Restricted Stock Units. Upon completion of the merger, each outstanding Fuel Systems RSU will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each such Fuel Systems RSU will be converted into a number of RSUs convertible into that number of whole shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such RSU immediately prior to the completion of the merger multiplied by 2.129.

Restricted Stock. Upon completion of the merger, each outstanding share of Fuel Systems restricted stock will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of Fuel Systems restricted stock will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by 2.129.

Phantom Shares. Upon completion of the merger, each outstanding Fuel Systems phantom share will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for the Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate. Assuming a merger closing date of January 15, 2016, the per share dollar value of the merger consideration would be $2.81. Based on such price, none of the outstanding Fuel Systems phantom shares would be in-the-money and, thus, all Fuel Systems phantom shares would be cancelled at the effective time for no consideration.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

In General

The following discussion is a summary of (i) U.S. federal income tax consequences of the merger generally applicable to U.S. Holders and non-U.S. Holders (each as defined below) of Fuel Systems common stock and (ii) U.S. federal income tax considerations generally applicable to U.S. Holders of owning and disposing of Westport common shares received in the merger. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that Fuel Systems stockholders hold their Fuel Systems common stock, and will hold their Westport common shares received in the merger, as “capital assets” within the meaning of the Code (generally, property held for investment). The discussion also assumes that Westport will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Fuel Systems common stock or Westport common shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

•	banks, thrifts, mutual funds and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	brokers or dealers in securities;

•	tax-exempt organizations or governmental organizations;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	“passive foreign investment companies” or “controlled foreign corporations”, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	U.S. Holders who own or are deemed to own 10% or more of Westport’s voting stock;

•	persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	“S corporations”, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

•	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

In addition, there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Fuel Systems common stock or, after the completion of the merger, Westport common shares, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Fuel Systems common stock or, after the completion of the merger, Westport common shares who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Fuel Systems common stock or, after the completion of the merger, Westport common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the merger and the ownership and disposition of the Westport common shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF FUEL SYSTEMS COMMON STOCK OR, AFTER THE COMPLETION OF THE MERGER, WESTPORT COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF WESTPORT COMMON SHARES TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Fuel Systems Common Stock

The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this proxy statement/prospectus.

The determination of the U.S. federal income tax consequences of the merger to U.S. Holders is subject to factual and legal uncertainties. U.S. Holders will not know at the time of the special meeting, when such holders vote “for” or “against” the merger proposal, whether such holders will be required to recognize taxable gain realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger.

Fuel Systems has received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP concurrently with the filing of this proxy statement/prospectus that, for U.S. federal income tax purposes, the receipt of Westport common shares for Fuel Systems common stock pursuant to the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code (subject to the application of Section 367(a)(1) of the Code, as discussed below under “—Application of Section 367(a)(1),” which may require U.S. Holders to recognize gain, but not loss, realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger). The opinion is based on certain representations and assumptions regarding Fuel Systems, Westport and the merger, including that the merger will be consummated in accordance with the merger agreement and that such representations, and the facts existing on the date of this proxy statement/prospectus, continue to be true as of the closing date of the merger. However, such opinion is not binding on the IRS or any court and does not preclude the IRS or a court from reaching a contrary conclusion. Therefore, while Fuel Systems believes that the merger will be treated as a reorganization under Section 368(a) of the Code (subject to the application of Section 367(a)(1) of the Code), no assurance can be provided that the IRS will agree with this conclusion.

Application of Section 367(a)(1)

General. Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a reorganization under Section 368(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. While Fuel Systems and Westport generally expect such requirements to be met, one such requirement is that the value of Westport equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code, as of the closing date of the merger. In determining the value of Westport for these purposes, acquisitions of assets by Westport made outside of the ordinary course of business during the 36 months preceding the merger will be disregarded unless such acquisitions either (i) consist of interests in certain foreign corporations or partnerships or (ii) do not consist of passive assets (including cash) and are not undertaken with a principal purpose of satisfying such requirement. In addition, the IRS has announced its intention to issue regulations effective prior to the date of the merger whereby, for purposes of determining the value of Fuel Systems, certain distributions made by Fuel Systems during the 36 months preceding the merger will be added back to the value of Fuel Systems for purposes of this requirement. Under such regulations, distributions (including share repurchases) made by Fuel Systems over the 36 months preceding the merger would be added back to the value of Fuel Systems to the extent that amounts distributed during a given year exceed 110 percent of the average amounts distributed over the 3 preceding years. Regulations addressing the specific method for determining the amount that would be added back for this purpose have not been issued.

The determination of whether the value of Westport equals or exceeds the value of Fuel Systems for purposes of Section 367 of the Code is based on facts that cannot be known with sufficient certainty until the closing date of the merger. In addition, the law in this area, particularly as applied to certain facts relating to Fuel Systems and Westport, is not well-established. Accordingly, no assurance can be given as to whether Section 367(a)(1) of the Code will apply to the transfer by a U.S. Holder of Fuel Systems common stock to Westport in exchange for Westport common shares in the merger, and Skadden, Arps, Slate, Meagher & Flom LLP, Fuel Systems’ special U.S. counsel, expresses no opinion as to the application of Section 367(a) of the Code to such transfer.

If the application of Section 367(a)(1) results in recognition of gain to a U.S. holder of Fuel Systems common stock in the merger, such holder would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of any shares of Westport common shares (including fractional shares) received in the merger, over such holder’s tax basis in the shares of Fuel Systems common stock surrendered in the merger. Any gain so recognized would generally be long-term capital gain if such holder has held the shares of Fuel Systems common stock for more than one year at the time the merger is completed. If you do not expect that the value of Westport will equal or exceed the value of Fuel Systems, as specifically determined for purposes of Section 367 of the Code (as discussed above), as of the closing date of the merger, you should assume, for purposes of deciding how to vote, that the merger will be treated in such manner.

IRS Ruling Request. Fuel Systems may seek a ruling from the IRS providing that the transfer of shares of Fuel Systems common stock to Westport by Fuel Systems stockholders pursuant to the merger agreement will not be subject to Section 367(a)(1) of the Code. Any such ruling request would be based on certain facts, representations, covenants and assumptions, including representations of Fuel Systems and Westport, and would assume that the parties will comply with certain reporting obligations under the Code. If any of these representations and assumptions were inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected. The obligation of Fuel Systems and Westport to consummate the merger is not conditioned upon the receipt of a ruling from the IRS, and there can be no assurance that Fuel Systems will seek or obtain such a ruling from the IRS. In addition, such ruling, if any, will not be issued prior to the date of the Fuel Systems special meeting or the closing date of the merger. Failure to receive such a ruling does not necessarily mean that the merger will be subject to Section 367(a) of the Code, provided that the requirements under applicable Treasury Regulations under Section 367(a) of the Code, as discussed above, are met.

Receipt of Westport Common Shares in a Section 368(a) Reorganization

If Section 367(a)(1) of the Code does not require recognition of gain to U.S. Holders who receive Westport common shares in the merger, then, except as described below with respect to a U.S. Holder of Fuel Systems common stock that owns, directly or by attribution, 5% or more of the Westport common shares immediately after the merger (a “5% U.S. Holder”), the merger will have the following U.S. federal income tax consequences to you:

•	You will not recognize any gain or loss with respect to your Fuel Systems common stock (except with respect to cash received in lieu of a fractional Westport common share, as discussed below).

•	The aggregate tax basis of any Westport common shares you receive in exchange for your Fuel Systems common stock in the merger (including fractional shares for which cash is received, as discussed below) will be the same as the aggregate adjusted tax basis of your Fuel Systems common stock.

•	The holding period of any shares of Westport common shares you receive in the merger (including fractional shares for which cash is received, as discussed below) will generally include the holding period of the shares of Fuel Systems common stock you exchanged for such Westport common shares.

•	If you receive cash in lieu of a fractional Westport common share in the merger, you will be treated as having received such fractional share in the merger and then having received cash in redemption of such fractional share. You will generally recognize capital gain or loss equal to the difference between the amount of cash received with respect to such fractional share and the ratable portion of the adjusted tax basis of the Fuel Systems common stock surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Fuel Systems common stock surrendered that is allocated to the fractional share is more than one year on the date of completion of the merger. The deductibility of capital losses is subject to limitations.

U.S. Holders should consult their own tax advisors about reporting requirements and information statements that could be applicable to the merger and any potential penalties associated with a failure to satisfy such requirements.

A 5% U.S. Holder that receives Westport common shares pursuant to the merger will generally qualify for the treatment described above only if the 5% U.S. Holder timely files a “gain recognition agreement,” as defined in applicable U.S. Treasury Regulations promulgated under Section 367(a) of the Code, with the IRS. A 5% U.S. Holder who fails to file a gain recognition agreement with the IRS will not qualify for the treatment described above, and instead will recognize gain (but not loss) in the merger in the amount, if any, by which the value of the Westport common shares (including fractional shares) received by the 5% U.S. Holder exceeds such holder’s adjusted tax basis in its Fuel Systems common stock exchanged therefor. Any gain so recognized would generally be treated as capital gain. Capital gains of non-corporate 5% U.S. Holders (including individuals) may be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Fuel Systems common stock for more than one year as of the closing date of the merger. Each such 5% U.S. Holder should consult its own tax advisor concerning the decision to file a gain recognition agreement, the procedures to be followed in connection with that filing, and other applicable considerations.

U.S. Federal Income Tax Considerations to U.S. Holders of Owning and Disposing of Westport Common Shares Received in the Merger

Taxation of Dividends and Other Distributions on Westport Common Shares

Subject to the passive foreign investment company rules discussed below, the U.S. dollar amount of the gross amount of any distribution Westport makes to you with respect to Westport common shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Westport’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Westport’s current and accumulated earnings and profits

(as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of your tax basis in the Westport common shares you hold, and then, to the extent such excess amount exceeds your tax basis in such Westport common shares, as capital gain. Westport, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, you should expect that any distribution Westport makes to you will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Any dividends Westport pays will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) the Westport common shares are readily tradable on an established securities market in the United States, (ii) Westport is neither a passive foreign investment company nor treated as such with respect to you (as discussed below under “—Passive Foreign Investment Company Status”) for its taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Under IRS authority, stock is considered for the purpose of clause (i) above to be readily tradable on an established securities market in the United States if the stock is listed on NASDAQ, as Westport common shares are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends Westport pays with respect to the Westport common shares.

The amount of any dividend paid in Canadian dollars will be the U.S. dollar value of the Canadian dollars distributed by Westport, calculated by reference to the exchange rate on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted to U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the Canadian dollars are converted to U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange gain or loss (if any) will generally be income or loss from U.S. sources for foreign tax credit limitation purposes.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends Westport pays with respect to the Westport common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends Westport pays to you will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Dispositions of Westport Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Westport common share equal to the difference between the amount realized (in U.S. dollars) for such Westport common share and your tax basis (in U.S. dollars) in such share. The gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) may be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder’s holding period for the Westport common share exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of Westport common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company Status

Westport believes it was not classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its tax year ended December 31, 2014. Based on its current business plans and financial expectations, as well as anticipated valuation of its assets, including goodwill and other unbooked intangibles, and composition of its income and assets, Westport does not expect to be a PFIC for U.S. federal income tax purposes for its 2015 taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects. In addition, Westport’s actual PFIC status for the current taxable year or any future taxable year will not be determinable until after the close of each such year. Accordingly, Westport cannot assure you that Westport will not be a PFIC for its current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Willkie Farr & Gallagher, LLP, Westport’s special U.S. counsel, expresses no opinion with respect to Westport’s PFIC status and also expresses no opinion with respect to Westport’s expectations set forth in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

Westport must make a separate determination each taxable year as to whether it is a PFIC. As a result, Westport’s PFIC status may change. In particular, because the value of Westport’s assets for purposes of the asset test will generally be determined by reference to the market price of Westport common shares, fluctuations in the market price of Westport common shares may cause Westport to become a PFIC. In addition, changes in the composition of Westport’s income and assets may cause it to become a PFIC. If Westport is a PFIC for any taxable year during which you hold Westport common shares, Westport will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Westport common shares, unless Westport ceases to be a PFIC and you make a “deemed sale” election with respect to your Westport common shares. If such election is timely made, you will be deemed to have sold the Westport common shares you hold at their fair market value on the last day of the last taxable year for which Westport was a PFIC and any gain from such deemed sale would be subject to the rules described in the following paragraph. In addition, a new holding period would be deemed to begin for the Westport common shares for purposes of the PFIC rules. After the deemed sale election, so long as Westport does not become a PFIC in a subsequent taxable year, your Westport common shares with respect to which such election was made will not be treated as shares in a PFIC.

For each taxable year that Westport is treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the Westport common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Westport common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the Westport common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which Westport was a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and such tax will be increased by the interest charge generally applicable to under-payments of tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for Westport common shares, you will include in gross income for each year that Westport is a PFIC an amount equal to the excess, if any, of the fair market value of the Westport common shares you hold as of the close of your taxable year over your adjusted basis in such Westport common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of Westport common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Westport common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the Westport common shares, will be treated as ordinary income. If you make a valid mark-to-market election, any distributions that Westport makes would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on Westport Common Shares,” except that the lower tax rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Westport common shares are listed on NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, Westport expects that, provided the Westport common shares are regularly traded and you are a holder of the Westport common shares, the mark-to-market election would be available to you if Westport becomes a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of PFIC’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury Regulations. However, there can be no assurance that Westport will satisfy the record keeping requirements that apply to a qualified electing fund, or that Westport will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that Westport is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Westport common shares.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If Westport becomes a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in Westport common shares and the elections discussed above or any other elections that may be available to you.

U.S. Federal Income Tax Consequences of the Merger for Non-U.S. Holders of Fuel Systems Common Stock

A Non-U.S. Holder of Fuel Systems common stock generally will not be subject to U.S. federal income tax on any gain realized in the merger unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); (ii) the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or (iii) Fuel Systems common stock constitutes a U.S. real property interest (“USRPI”) by reason of Fuel Systems’ status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in (i) above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits that are attributable to such gain, as adjusted for certain items.

Gain described in (ii) above will generally be subject to U.S. federal income tax at a rate of 30%, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to (iii) above, Fuel Systems is not currently, has not been during the preceding five years, and prior to or at the time of the merger does not expect to become, a USRPHC. Because the determination of whether Fuel Systems is a USRPHC depends on the fair market value of Fuel Systems’ USRPIs relative to the fair market value of Fuel Systems’ non-USPRIs and other business assets, there can be no assurance that Fuel Systems is not or will not become a USRPHC. Even if Fuel Systems is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of Fuel Systems common stock will not be subject to U.S. federal income tax if Fuel Systems common stock is considered “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market at the time of the merger, and such Non-U.S. Holder owned, actually and constructively, 5% or less of Fuel Systems common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period. You should consult your own tax advisor about the consequences that could result if Fuel Systems is or were to become a USRPHC.

MATERIAL CANADIAN FEDERAL TAX CONSEQUENCES

Certain Canadian Federal Income Tax Consequences

The following is a general summary of the material Canadian federal income tax considerations under the Tax Act of the merger and of holding and disposing of Westport common shares generally applicable to a holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold the Fuel Systems common stock and will not use or hold the Westport common shares in connection with carrying on a business in Canada; (iii) holds the Fuel Systems common stock and will hold the Westport common shares as beneficial owner; (iv) holds the Fuel Systems common stock and will hold the Westport common shares as capital property; (v) deals at arm’s length with Westport and Merger Sub; and (vi) is not affiliated with Westport or Merger Sub (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, and such holders should consult their own tax advisors.

The Fuel Systems common stock and the Westport common shares will generally be considered to be capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds such shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired such shares in one or more transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted in the form proposed or at all. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Westport common shares, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the date the particular amount arose.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder and no representations with respect to the income tax consequences to any particular Non-Resident Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Westport common shares should consult their own tax advisors with respect to their own particular circumstances.

Disposition of Fuel Systems Common Stock

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gains realized on the disposition of Fuel Systems common stock pursuant to the merger.

Dividends

Under the Tax Act, dividends on Westport common shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada—United States Income Tax Convention (1980) (the “Treaty”) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Disposition of Westport Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Westport common shares, unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Westport common shares are then listed on a designated stock exchange (which currently includes the TSX and NASDAQ), a Westport common share generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of such Westport common share: (i) 25% or more of the issued Westport common shares was owned by one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of a Westport common share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act); or (D) options in respect of, or interest in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Westport common shares are otherwise deemed under the Tax Act to be taxable Canadian property.

Even if the Westport common shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Westport common shares may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. For example, the Treaty will generally exempt a Non-Resident Holder who is a U.S. resident for the purposes of, and who is entitled to full benefits of, the Treaty from tax under the Tax Act on any capital gain arising on the disposition of Westport common shares, unless the value of the Westport common shares at the time of disposition is derived principally (i.e., more than 50%) from real property situated in Canada.

NON-RESIDENT HOLDERS WHOSE WESTPORT COMMON SHARES MAY BE TAXABLE CANADIAN PROPERTY SHOULD CONSULT THEIR OWN ADVISORS.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Westport, Fuel Systems or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the merger agreement and described in this summary. The representations, warranties, and covenants contained in the merger agreement were made only for purposes of the merger agreement, as of a specific date. These representations were made solely for the benefit of the parties to the merger agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the merger agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in ways that are different from those generally applicable to reports filed with the SEC or from what may be viewed as material by investors. These representations do not survive completion of the merger. For the foregoing reasons, one should not read these representations or any description thereof as characterizations of the actual state of facts or condition of Westport or Fuel Systems, which are disclosed in the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference herein.

Terms of the Merger Agreement

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, and in accordance with the DGCL, at the effective time, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving corporation and a direct, wholly owned subsidiary of Westport. At the completion of the merger, each share of Fuel Systems common stock issued and outstanding immediately prior to the completion of the merger, other than treasury shares and shares held by Fuel Systems, Westport or their respective wholly owned subsidiaries, will be converted into the right to receive 2.129 Westport common shares, which we refer to as new common shares. The exchange ratio will be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of shares of Fuel Systems common stock or Westport common shares. Any shares of Fuel Systems common stock owned directly or indirectly by Fuel Systems or any of its wholly owned subsidiaries or by Westport or any of its wholly-owned subsidiaries as of immediately prior to the completion of the merger (other than those held in a fiduciary capacity) will be cancelled and will receive no consideration.

Westport will not issue fractional shares of new common shares in the merger. Instead, each holder of Fuel Systems common stock who would otherwise be entitled to receive fractional shares of Westport common shares in the merger will receive, in lieu thereof, a cash payment, without interest, an amount equal to such fractional part of a share of new common shares multiplied by the volume weighted average price of Westport common shares on NASDAQ for thirty trading days ending on and including, the date of the merger agreement, as reported by Bloomberg. The aggregate amount to be paid with respect to fractional shares will be deposited with the exchange agent to be held for the benefit of the Fuel Systems stockholders. For holders of certificates of Fuel Systems’ common stock, upon surrender of a certificate of Fuel Systems’ common stock and an executed letter of transmittal according to the steps described below under “—Exchange of Fuel Systems Stock Certificates,” the holder of a certificate shall be entitled to receive the merger consideration and any cash in lieu of fractional shares. Holders of book-entry shares will automatically receive merger consideration and cash in lieu of fractional shares by check or wire transfer as soon as practicable following the close of business on the closing date (and in no event later than two days following).

Westport and the exchange agent are entitled to deduct and withhold from any amount payable pursuant to the merger agreement to any holder of Fuel Systems’ common shares, options, restricted stock units, shares of restricted stock, or phantom shares such amounts or securities as Westport or the exchange agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance.

Westport has agreed to cause the exchange agent to invest the cash held by the exchange agent as directed by Westport. Further, any portion of such cash held by the exchange agent that remains undistributed to the Fuel Systems stockholders on the first anniversary of the closing of the merger will be delivered to Westport, and after such delivery, any former Fuel Systems stockholders who have not complied with the steps described below under “—Exchange of Fuel Systems Stock Certificates” will thereafter look only to the surviving company for the merger consideration, any cash in lieu of fractional new common shares, or any distributions with respect to new common shares, in each case, without any interest thereon.

Exchange of Fuel Systems Stock Certificates

Promptly after the completion of the merger, if you are a Fuel Systems stockholder, Westport’s exchange agent will mail you a letter of transmittal and instructions for use in effecting the surrender of your Fuel Systems common stock (including any stock certificates if you hold shares in certificated form) in exchange for Westport common shares and cash in lieu of any fractional new common shares and distributions. When you surrender the certificates for cancellation together with letters of transmittal and any other required documents (including in respect of book-entry shares), you will be entitled to receive (a) new common shares and (b) a check in an amount equal to the aggregate amount of cash that you have the right to receive, if any, including cash payable in lieu of any fractional new common shares and cash distributions in respect of new common shares.

Holders of Fuel Systems common stock will not receive physical stock certificates for the new Westport common shares they are entitled to receive in the merger. Rather, they will receive statements indicating book-entry ownership of Westport common shares.

PLEASE DO NOT SUBMIT YOUR FUEL SYSTEMS STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

If you hold Fuel Systems stock certificates, you will not be entitled to receive any dividends or other distributions on Westport common shares until the merger is completed and you have surrendered your Fuel Systems stock certificates, together with validly completed letters of transmittal and other required documents, in exchange for Westport common shares. If Westport effects any dividend or other distribution on the Westport common shares with a record date occurring after the time the merger is completed and a payment date before the date you surrender your Fuel Systems stock certificates, you will receive the dividend or distribution, without interest, with respect to the whole shares of Westport common shares issued to you after you surrender your Fuel Systems stock certificates, together with validly completed letters of transmittal and other required documents, and the shares of Westport common shares are issued in exchange. If Westport effects any dividend or other distribution on the Westport common shares with a record date after the time the merger is completed and a payment date after the date you surrender your Fuel Systems stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole shares of Westport common shares issued to you. The exchange agent may deduct and withhold amounts required under federal, state or local tax law.

Treatment of Fuel Systems Stock Options and Other Equity-based Awards

Stock Options

At the effective time of the merger, each in-the-money Fuel Systems option that is outstanding immediately prior to the effective time of the merger (whether or not then vested or exercisable) will become vested and exercisable and will thereafter be assumed by Westport and otherwise continue to have, and be subject to, the same terms and conditions as were applicable to the Fuel Systems option immediately prior to the effective time of the merger, except that, from and after the effective time of the merger, (i) each such in-the-money option will be exercisable for that number of whole shares of Westport common shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Fuel Systems common stock subject to such in-the-money option as of immediately prior to the effective time of the merger and (y) 2.129 and (ii) the per share exercise price for the shares of Westport common shares issuable upon exercise of such assumed in-the-money options will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the effective time of the merger by (y) the exchange ratio. Any Fuel Systems options outstanding as of the effective time that have an exercise price per share of Fuel Systems common stock that is greater than or equal to the per share dollar value of the merger consideration immediately prior to the effective time of the merger shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Fuel Systems option, and all rights with respect to such Fuel Systems option will terminate as of the effective time of the merger.

Restricted Stock Units

At the effective time of the merger, each Fuel Systems RSU that is outstanding immediately prior to the effective time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the effective time, except that, from and after the effective time of the merger, each such Fuel Systems RSU award will be converted into a number of restricted stock units of Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of (i) the number of Fuel Systems shares subject to the Fuel Systems RSU award as of immediately prior to the effective time of the merger and (ii) the exchange ratio.

Restricted Stock

At the effective time of the merger, each share of Fuel Systems restricted stock that is outstanding immediately prior to the effective time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the effective time of the merger, except that, from and after the effective time of the merger, each share of Fuel Systems restricted stock will be converted into a number of restricted shares of Westport common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Fuel Systems restricted stock as of immediately prior to the effective time of the merger and (ii) the exchange ratio.

Phantom Shares

Each Fuel Systems phantom share outstanding immediately prior to the effective time of the merger will become fully vested and all restrictions with respect thereto will lapse immediately prior to the effective time of the merger, and each such Fuel Systems phantom share will be converted into a cash payment equal to the product of (i) the number of shares of Fuel Systems common stock subject to such Fuel Systems phantom shares and (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for such Fuel Systems phantom shares, and the holders of Fuel Systems phantom shares will cease to have any rights with respect thereto, except the right to receive the such cash payment. Any Fuel Systems phantom shares outstanding as of the effective time of the merger that have an exercise price per share of Fuel Systems common stock that is greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration without any further action by the holder of such Fuel Systems phantom share, and all rights with respect to such Fuel Systems phantom share will terminate as of the effective time of the merger.

Completion of the Merger

Unless Westport and Fuel Systems agree otherwise to another date, the parties are required to complete the merger no later than the third business day after satisfaction or waiver of all the conditions described under “—Conditions to Completion of the Merger” below. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified therein.

Conditions to Completion of the Merger

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	approval of the Merger proposal by vote of the holders of a majority of outstanding shares of Fuel Systems;

•	approval of the issuance of the merger consideration and the assumption by Westport of Fuel Systems’ restricted stock units and restricted stock by a majority of total votes cast of Westport common shares;

•	absence of any law, order, judgment or injunction which has the effect of making the merger illegal or otherwise restricting, preventing, or prohibiting consummation of the merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Fuel Systems’ common stock by Westport;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the HSR Act;

•	the required consent of the Competition Board of the Turkish Competition Authority;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization of the new shares of Westport common shares deliverable to the holders of shares of Fuel Systems common stock for listing on NASDAQ, subject to official notice of issuance;

•	the receipt of conditional acceptance of the TSX in respect of the merger transactions;

•	the truth and correctness of certain representations and warranties of the other party as of the date of the merger agreement and as of the closing date of the merger, other than those failures that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the merger agreement;

•	receipt of a certificate signed by the chief executive officer or other senior officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied; and

•	absence of any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined below in “—Representations and Warranties”) on the other party.

Representations and Warranties

Each of Westport and Merger Sub, on the one hand, and Fuel Systems, on the other hand, has made representations and warranties with respect to itself and its subsidiaries regarding, among other things:

•	organizational power and good standing, necessary to operate its business as presently being conducted;

•	its organizational documents and the organizational documents of its subsidiaries;

•	capital structure;

•	corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, and approval of the merger agreement by each party’s board of directors;

•	absence of conflicts with or defaults under organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	no consents or approvals necessary;

•	permits and compliance with laws;

•	SEC filings since January 1, 2013, including financial information contained in the filings, internal controls, and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, this proxy statement/prospectus;

•	the absence of material changes;

•	employee benefit plans;

•	labor and other employment matters;

•	matters with respect to material contracts;

•	litigation matters;

•	environmental matters;

•	intellectual property matters;

•	title to real and personal properties;

•	tax matters;

•	maintenance of insurance policies;

•	receipt of opinion of financial advisor;

•	vote of shareholders required;

•	broker, finder or investment banker fees and expenses;

•	no requirement to be registered as an investment company under the Investment Company Act of 1940, as amended;

•	no affiliate transactions; and

•	absence of other representations and warranties.

The merger agreement also contains representations and warranties made only by Fuel Systems regarding, among other things:

•	absence of takeover or anti-takeover statutes applicable to the transaction, including restrictions on business combinations contained in Section 203 of the DGCL; and

•	absence of products liability claims or lawsuits, including claims regarding material express and implied warranties and injury to individuals or property.

Additionally, the merger agreement contains representations and warranties made only by Westport and Merger Sub regarding, among other things:

•	TSX and the Canadian provincial securities commissions filings since January 1, 2013;

•	sole purpose of and lack of business engagement by Merger Sub; and

•	neither Westport nor Merger Sub, nor any of their respective “affiliates” and “associates,” being or in the past three years having been an “interested stockholder” of Fuel Systems, as defined in Section 203 of the DGCL.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would be material or reasonably be expected to have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, when used with respect to a party to the merger agreement any event, circumstance, change or effect (1) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole or (2) that would, or would reasonably be expected to, prevent or materially impair the ability of the relevant party to consummate the merger before April 30, 2016 (or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent); provided, however, that a material adverse effect will not include any event, circumstance, change or effect to the extent occurring from and after the date of the merger agreement and arising out of or resulting from:

•	failure to meet projections or forecasts or any decrease in market price of common stock or common shares;

•	changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	changes in the legal or regulatory conditions of the geographic regions in which each party and its subsidiaries operate;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

•	the public announcement of the merger agreement, or any transactions contemplated thereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees;

•	for each party, the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the merger agreement, or the taking of any action at the written request of the other party;

•	earthquakes, hurricanes or other natural disasters; or

•	changes in any laws or GAAP or the interpretations or enforcement thereof;

except that, with respect of bullets two, three, four and eight above, any such change, event, development, circumstance, condition, occurrence or effect will be taken into account if and to the extent it disproportionately affects such party, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any such party’s products or services in general.

Covenants and Agreements

Each of Westport and Fuel Systems has undertaken customary covenants in the merger agreement restricting the conduct of its respective business between the date of the merger agreement and the completion of the merger.

In general, Fuel Systems has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the merger agreement and the completion of the merger, Fuel Systems has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain other exceptions specified in the merger agreement or set forth in the disclosure letter to the merger agreement delivered by Fuel Systems to Westport), without Westport’s written agreement:

•	Amend or propose to amend the Fuel Systems’ charter or bylaws (or such equivalent organizational or governing documents of any Fuel Systems subsidiary);

•	Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	Issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	Grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Fuel Systems or any of its subsidiaries;

•	Acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

•	Sell, pledge, lease, dispose of, abandon, permit to lapse or encumber any material property or assets;

•	Incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity;

•	Make any loans, advances or capital contributions to, or investments in, any other person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether pursuant to a Fuel Systems benefit plan or otherwise;

•	Materially amend, modify or consent to the termination of any material Fuel Systems contract, or amend, waive, modify or consent to the termination of Fuel Systems’ or any Fuel Systems subsidiary’s material rights thereunder;

•	Hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without the payment of any severance or other payment or promote or appoint any person to a position of officer or director of Fuel Systems or any Fuel Systems subsidiary;

•	Increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	Enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	Accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Establish, adopt, enter into or amend any Fuel Systems benefit plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Fuel Systems benefit plan if it were in existence on the date of the merger agreement;

•	Forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	Change any actuarial or other assumptions used to calculate funding obligations with respect to any Fuel Systems benefit plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	Make any material change to its methods of accounting in effect at December 31, 2014;

•	Fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ), subject to extensions permitted by law;

•	In connection with tax matters: make, change or rescind any election relating to taxes; change a material method of tax accounting, amend any material tax return; settle or compromise any material federal, state, local or foreign income tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund; and take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	Enter into any contract or transaction with (including the making of any payment to) a director or officer of Fuel Systems or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) or an affiliate of a related person, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•	Waive, release, assign, settle or compromise any action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would: (x) require the payment of monetary damages by Fuel Systems or any Fuel Systems subsidiary after the date of the merger agreement of $500,000 per action or $1,000,000 in the aggregate, or (y) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of Fuel Systems and Fuel Systems’ subsidiaries, taken as a whole;

•	Fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	Take, or agree in writing or otherwise to take any other action that would prevent Fuel Systems from performing, or cause Fuel Systems not to perform, any of its covenants and agreements under the merger agreement;

•	Take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the merger not being satisfied; or

•	Authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

In general, Westport has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the merger agreement and completion of the merger, Westport has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain additional exceptions specified in the merger agreement or set forth in the disclosure letter to the merger agreement delivered by Westport to Fuel Systems) without Fuel Systems’ written agreement:

•	Amend or propose to amend Westport’s charter or bylaws (or such equivalent organizational or governing documents of any Westport subsidiary);

•	Adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	Issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	Grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Westport or any Westport subsidiary;

•	Fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ and TSX), subject to extensions permitted by law;

•	Take, or agree in writing or otherwise to take any other action that would prevent Westport from performing, or cause Westport not to perform, any of its covenants and agreements under the merger agreement;

•	Take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the merger not being satisfied;

•	Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Make, or agree to, an acquisition that would reasonably be expected to prevent, delay or materially impair the ability of Westport or Merger Sub to consummate the merger;

•	Incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity (other than a wholly owned subsidiary of Westport); or

•	Authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

No Solicitations of Other Offers

Fuel Systems has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives, and Fuel Systems has agreed that it will use its reasonable best efforts to ensure that any other representatives of Fuel Systems or its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Fuel Systems alternative proposal (as defined below);

•	engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any third party in connection with a Fuel Systems alternative proposal;

•	approve or recommend any Fuel Systems alternative proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar definitive agreement, except an acceptable confidentiality agreement, providing for or relating to a Fuel Systems alternative proposal; or

•	propose or agree to do any of the foregoing.

A “Fuel Systems alternative proposal” means (i) any unsolicited bona fide indication of interest, inquiry, proposal or offer from any third party for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Fuel Systems or any of its subsidiaries representing twenty percent (20%) or more of the consolidated assets of Fuel Systems and its subsidiaries, taken as a whole as determined on a book-value basis, or to which twenty percent (20%) or more of the consolidated revenues or earnings are attributable, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of Fuel Systems or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Fuel Systems, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Fuel Systems in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Fuel Systems or any its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and its subsidiaries, taken as a whole, or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions.

Notwithstanding the restrictions described above, if, at any time prior to approval of the Merger proposal by Fuel Systems’ stockholders, Fuel Systems receives a bona fide written Fuel Systems alternative proposal from a third party made after the date of the merger agreement, Fuel Systems may (i) furnish non-public information to such third party (provided that prior to furnishing such information, Fuel Systems receives an executed acceptable confidentiality agreement from the third party and that any non-public information provided to the third party also be provided to Westport and Merger Sub) and (ii) engage in discussions or negotiations with such third party and such third party’s representatives with respect to the Fuel Systems alternate proposal if the Fuel Systems board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal (as defined below), and the Fuel Systems board determines in good faith, after consultation with legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be inconsistent with the Fuel Systems board’s fiduciary duties under applicable law.

The merger agreement requires Fuel Systems to promptly, and in any event no later than 24 hours after receipt, provide notice to Westport of the receipt of a Fuel Systems alternative proposal, any request for nonpublic information relating to Fuel Systems or its subsidiaries by a third party, or any inquiry seeking to have discussions or negotiations regarding any Fuel Systems alternative proposal. The required notice must indicate the identity of the third party making the Fuel Systems alternative proposal or inquiry and all of the material terms and conditions of any Fuel Systems alternative proposal or inquiry. Fuel Systems is also obligated to promptly notify Westport if it enters into discussions or negotiations concerning any Fuel Systems alternative proposal or provides nonpublic information or data to any third party in accordance with the above terms. Fuel Systems must also keep Westport informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating to any Fuel Systems alternative proposal.

The merger agreement also requires Westport to notify Fuel Systems promptly, and in any event no later than 24 hours after receipt of any Westport acquisition proposal (defined below) or any request for nonpublic information relating to Westport or its subsidiaries by any third party, or any inquiry from any person seeking to have discussions or negotiations with Westport relating to a possible Westport acquisition proposal. Such notice must indicate the identity of the third party making the Westport acquisition proposal or inquiry and the material terms and conditions of any Westport acquisition proposal or inquiries. Westport shall also promptly notify Fuel Systems if it enters into discussions or negotiations concerning any Westport acquisition proposal or provides nonpublic information or data to any person in accordance with the merger agreement and keep Fuel Systems informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

A “Westport alternative proposal” means any proposal or offer from any third party for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Westport or any Westport subsidiary (other than Cummins Westport Inc.) representing fifty percent (50%) or more of the consolidated assets of Westport and its subsidiaries (other than Cummins Westport Inc.), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of Westport or its subsidiaries (other than Cummins Westport Inc.) whose business constitutes fifty percent (50)% or more of the net revenue, net income or assets of Westport and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Westport, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Westport in which a third party acquires beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Westport or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions. The term “Westport alternative proposal” does not, however, include (x) the merger or the other transactions contemplated by the merger agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Westport or any of its subsidiaries is a party.

Board Recommendation

The Fuel Systems board has resolved to recommend that Fuel Systems stockholders vote in favor of the Merger proposal, which is referred to as the Fuel Systems board recommendation. Subject to the provisions described below, the merger agreement provides that the Fuel Systems board of directors, directly or indirectly, will not:

•	withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in any manner adverse to Westport or Merger Sub, the Fuel Systems board recommendation;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Fuel Systems alternative proposal;

•	fail to include the Fuel Systems board recommendation in the proxy statement or any Schedule 14D-9, as applicable;

•	fail to publicly recommend against any Fuel Systems alternative proposal within 5 business days of the request of Westport and reaffirm the Fuel Systems board recommendation within 5 business days; or

•	approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Fuel Systems to enter into, any agreement related to a Fuel Systems alternative proposal (other than an acceptable confidentiality agreement entered into in accordance with the terms of the merger agreement).

Each of the foregoing actions is referred to as a “change in recommendation.” Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems board of directors may make a change in recommendation and terminate the merger agreement to enter into an alternative definitive agreement if:

•	the Fuel Systems board has received a Fuel Systems alternative proposal and, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a superior proposal;

•	following consultation with outside legal counsel, the Fuel Systems board determines that the failure of the Fuel Systems board to make a change in recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	within two business days of such termination, Fuel Systems has paid Westport the termination fee, as further described below.

The merger agreement further provides that the Fuel Systems board may not make a change of recommendation and terminate the merger agreement to enter into an alternative definitive agreement unless: (i) Fuel Systems has provided prior written notice to Westport that Fuel Systems intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the superior proposal that is the basis of such action (it being understood that such material terms need not include the identity of the third party making the superior proposal); (ii) during the five business day period following Westport and Merger Sub’s receipt of such notice, Fuel Systems negotiates with Westport and Merger Sub in good faith (to the extent Westport and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of the merger agreement such that the superior proposal ceases to be a superior proposal; and (iii) the Fuel Systems board concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any changes to the merger agreement proposed by Westport or Merger Sub after notice of the superior proposal, that the superior proposal giving rise to the notice delivered to Westport and Merger Sub in accordance with (i) of this paragraph continues to constitute a superior proposal.

A “superior proposal” means a bona fide written Fuel Systems alternative proposal (except “twenty percent (20%)” is replaced by “fifty percent (50%)”) on its most recently amended or modified terms, if amended or modified, made by a third party on terms that the Fuel Systems board determines in good faith, after consultation with financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of the merger agreement proposed by Westport and Merger Sub in response to such proposal or otherwise, to be more favorable to Fuel Systems and Fuel Systems’ stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the merger agreement.

Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems board may make a change in recommendation in response to an intervening event (defined below) to the extent that the Fuel Systems board determines in good faith, after consultation with the outside legal counsel, that the failure of the Fuel Systems board to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable law, and:

•	Fuel Systems provides Westport 5 business days written notice of its intention to take such action and the reasons for such action;

•	Fuel Systems negotiates in good faith with Westport during such 5 day period to make such revisions to the terms of the merger agreement as would permit the Fuel Systems board not to make a change in recommendation; and

•	the Fuel Systems board has considered in good faith any changes to the merger agreement offered in writing by Westport, and following such 5 day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Fuel Systems board’s fiduciary duties under applicable law would continue to require a change in recommendation with respect to such intervening event.

An “intervening event” means a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Fuel Systems that was not known by the Fuel Systems board as of the date of the merger agreement (or, if known, the consequences of which were not reasonably foreseeable to the Fuel Systems board as of the date of the merger agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Fuel Systems board prior to obtaining the stockholder approval and (ii) does not relate to a Fuel Systems alternative proposal. In no event will changes in the market price or trading volume of the Fuel Systems common stock or the Westport common shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be an intervening event; but the underlying causes of such change or fact is not excluded from the definition of an intervening event.

Notwithstanding the restrictions described above, the merger agreement does not prohibit Fuel Systems from (i) taking and disclosing to its respective stockholders a position required by Rule 14e-2 under the Exchange Act or (ii)  complying with Rule 14d-9 under the Exchange Act.

Reasonable Best Efforts to Obtain Required Stockholder Approval

Fuel Systems has agreed to, as soon as reasonably practicable after the date of the merger agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the registration statement of which this proxy statement/prospectus is a part, duly call, give notice of, convene and hold a meeting of its stockholders to consider the Merger proposal. Without the prior written consent of Westport, the adoption of the merger agreement by Fuel Systems stockholders, approval of any adjournment of the Fuel Systems special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Fuel Systems special meeting and an advisory vote on compensation payable to executive officers of Fuel Systems are the only proposals permitted to be submitted to, or voted on by, the Fuel Systems stockholders.

Westport has agreed to, as soon as reasonably practicable after the date of the merger agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the registration statement of which this proxy statement/prospectus is a part, duly call, give notice of, convene and hold a meeting of its stockholders to consider the Merger proposal and the proposed name change of Westport to “Westport Fuel Systems Inc.” Unless a change in recommendation occurs in compliance with the terms of the merger agreement, Westport’s board will recommend approval of the transaction to its shareholders and use its reasonable best efforts to solicit and obtain adoption.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Each of Westport, Merger Sub, and Fuel Systems agree to make an appropriate filing of a notification and report form pursuant to the HSR Act and to make all other filings required to be made prior to close of business on the closing date by applicable foreign antitrust laws with respect to the transactions contemplated by the merger agreement and in any event prior to the expiration of any applicable legal deadline and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law.

In addition, each of Westport, Merger Sub, and Fuel Systems, respectively, agree to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any antitrust laws, and to enable all waiting periods under applicable antitrust laws to expire, and to avoid or eliminate each and every impediment under applicable antitrust laws asserted by a governmental authority, in each case, to cause the merger and the other transactions contemplated by the merger to occur as promptly as practicable prior to April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent. This includes: (i) promptly complying with or modifying any request for additional information (including any second request) by a government authority, (ii) if necessary, obtaining clearance by any governmental authority before April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of Fuel Systems and Westport and their respective subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of Fuel Systems and Westport and their respective subsidiaries, (iii) contesting, defending, and appealing any lawsuit or other legal proceedings, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of each party to consummate the transactions contemplated by the merger agreement and (iv) taking any and all other actions to prevent the entry, enactment or promulgation of such order or decree. In no event, however, will Fuel Systems or Westport or any of their respective subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by the merger agreement.

Furthermore, each party must use its reasonable best efforts to take all actions and assist and cooperate with the other party to do all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including to (i) take all actions necessary to cause the conditions to close the merger to be satisfied, (ii) obtain of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger or the other transactions contemplated by merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iv) execute and deliver any additional instruments necessary to consummate the merger and the other transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.

Westport, Merger Sub and Fuel Systems agreed to give any notices to third parties and Westport agreed to use its reasonable best efforts, and Fuel Systems will use its reasonable best efforts to cooperate with Westport in its efforts, to obtain any additional third party consents that are necessary, proper or advisable to consummate the merger.

Westport, Merger Sub, and Fuel Systems also agreed to furnish to each other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a governmental authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the merger agreement. To the extent practicable, and permitted by a governmental authority, each party hereto is required to permit representatives of the other party to participate in meetings (whether by telephone or in person) with such governmental authority.

Employee Benefits Matters

Westport has agreed that it will provide to each Fuel Systems employee who remains employed during the one-year period following the closing of the merger (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the closing of the merger and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to employees as of immediately prior to the closing of the merger. Westport also agreed to provide Fuel Systems employees who experience an involuntary severance-qualifying termination during the one-year period following the closing of the merger with severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that the employee would have received pursuant to the terms of the severance pay arrangements maintained by Fuel Systems upon such an involuntary severance-qualifying termination of employment immediately prior to the closing of the merger.

Westport has also agreed generally to give Fuel Systems employees credit for their years of service with Fuel Systems and its subsidiaries for purposes of determining eligibility and vesting, benefit accrual and determination of level of benefits (but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement) under Westport’s compensation and benefit plans and arrangements that such employees participate in after the closing of the merger. In addition, Westport will use commercially reasonable efforts to cause: (i) each employee to be immediately eligible to participate, without any waiting time, in Westport benefit plans to the extent coverage under such plans replaces coverage under a comparable Fuel Systems benefit plan the employee participated in immediately before such replacement by Westport; and (ii) for purposes of each Westport plan that provides medical, dental, pharmaceutical and/or vision benefits to any Fuel Systems employee, all pre-existing condition exclusions and actively-at-work requirements under any Westport plan to be waived for Fuel Systems employees and their dependents (except to the extent such restrictions were applicable and not satisfied by the Fuel Systems employee under the comparable Fuel Systems benefit plan as of immediately prior to the closing of the merger) and any eligible expenses incurred by such Fuel Systems employee (and any dependents) under an Fuel Systems benefit plan during the portion of the plan year prior to the closing of the merger to be taken into account under such Westport Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Westport benefit plan.

Other Covenants and Agreements

The merger agreement contains additional agreements relating to, among other matters:

Access to Information; Confidentiality

Until completion of the merger, each of Westport and Fuel Systems have agreed to afford the other party and its representatives reasonable access, during normal business hours and on certain conditions, to all of its and its subsidiaries’ respective properties, books, contracts, commitments, personnel and records. Also, each of Westport and Fuel Systems have agreed to keep confidential any nonpublic information in accordance with the terms of the confidentiality agreement.

Notification of Certain Matters

Each of Westport and Fuel Systems has agreed to give prompt notice to the other party of (i) any notice or other communication from any governmental authority in connection with the merger or from any party alleging that its consent is or may be required in connection with the merger, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party and that relate to the merger, (iii) any inaccuracy of any representation or warranty of Fuel Systems or Westport, as applicable, contained in the merger agreement, (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the closing of merger, and (v) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the closing of the merger.

Transaction Litigation

Each of Fuel Systems and Westport have agreed to give the other party the opportunity to participate in the defense or settlement of any security holder litigation against Fuel Systems or Westport, respectively, and/or its directors relating to the merger, and no settlement can be agreed to without the prior written consent of the other party, which consent must not be unreasonably withheld, conditioned or delayed, except that no such consent is required for Westport to enter into a settlement if such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Public Announcements

Westport, Merger Sub and Fuel Systems will not issue any public announcements or make other public disclosures regarding the merger or the merger agreement, unless mutually approved by Fuel Systems and Westport; provided, however, that each of Westport and Fuel Systems may make a public announcement or other public disclosure required by law or any applicable stock exchange, provided that the disclosing party has used reasonable best efforts to afford the other party with the opportunity to review and provide reasonable comment.

Indemnification and Insurance

Westport and Merger Sub agree that all indemnification rights for acts or omissions occurring at or prior to close of business on the closing date, regardless of when asserted or claimed that exist in the Fuel Systems charter or the Fuel Systems bylaws (or its subsidiaries), will survive the merger and will continue in full force and effect in accordance with their terms. The surviving company of the merger will (i) indemnify, defend and hold harmless, and advance expenses to, any officer or director of Fuel Systems or person served on behalf of Fuel Systems as an officer or director (or the equivalent) of any Fuel Systems’ subsidiaries prior to the effective time, which we refer to as an indemnitee, with respect to all acts or omissions by them in their capacities as such at any time prior to close of business on the closing date, to the fullest extent required by the Fuel Systems’ or any of Fuel Systems’ subsidiaries organizational or governing documents, in each case, as in effect on the date of the merger agreement, or applicable law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnitees.

Until the sixth anniversary of the closing date, Westport and the surviving company will also indemnify indemnitees against and from any costs or expenses (including attorney’s fees) judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (hereinafter referred to as a “claim”) to the extent such claim arises out of or pertains to action or omission or alleged action or omission in such indemnitee’s capacity as a director, officer, partner, member, trustee or employee of Fuel Systems or its subsidiaries, or the merger agreement and related transactions. Westport and the surviving company will pay in advance of the final disposition of a claim, upon receipt of the undertaking that the indemnitee will repay such amount if it is ultimately determined that the indemnitee not entitled to be indemnified. Westport and the surviving company will not settle, compromise, or consent to the entry of any judgment or seek termination with respect to any claim unless the settlement, compromise, consent or termination includes an unconditional release of all indemnities of all liability arising out of such claim with certain exceptions stated in the merger agreement and will not be obligated to indemnify any indemnitee if a court determines that such indemnification is prohibited by applicable law.

In addition, Fuel Systems will, or if Fuel Systems is unable to, Westport will cause the surviving company as of close of business on the closing date to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Fuel Systems’ existing directors’ and officers’ insurance policies and Fuel Systems’ existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the close of business on the closing date with respect to any claim related to any period or time at or prior to the close of business on the closing date, provided that Westport and the surviving company are not required to pay an annual premium for the directors’ and officers’ insurance in excess of 300% of the annual premium currently paid by Fuel Systems.

Certain Tax Matters

Fuel Systems, Westport and Merger Sub intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each has agreed to use reasonable best efforts to cause the merger to so qualify.

Fuel Systems, Westport and Merger Sub have agreed to use reasonable best efforts to provide information, including officer’s certificates, reasonably requested by Fuel Systems in connection with Fuel Systems’ request for an IRS private letter ruling and/or an opinion of Skadden, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the merger. If Fuel Systems obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the merger is not subject to Section 367(a)(1) of the Code, Westport has agreed to make commercially reasonable arrangements with each 5% U.S. Holder, if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2). In addition, Westport has agreed (and has agreed to cause Fuel Systems following the merger) to file all required information with its tax returns and maintain all records required for tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

Westport and Fuel Systems have agreed to cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes which become payable in connection with the merger and which are required or permitted to be filed on or before the effective time. Westport has agreed to pay (without reimbursement and without deduction from any amount payable to Fuel Systems’ stockholders) any such taxes or fees imposed on it by any governmental authority (or for which Westport’s shareholders are primarily liable) which become payable in connection with the merger.

Section 16 Matters

Prior to the completion of the merger, Westport, Merger Sub and Fuel Systems have agreed to take all steps as may be required to cause (i) any dispositions of shares of Fuel Systems common stock resulting from the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Fuel Systems to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) any acquisitions of Westport common shares resulting from the merger by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Westport to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Listing

Westport has agreed to cause the new common shares to be approved for listing on NASDAQ, subject to official notice of issuance and the TSX, prior to the completion of the merger, subject to fulfilling all of the listing requirements of the TSX.

Voting of Westport Common Shares

Westport has agreed to vote all shares of Fuel Systems common stock beneficially owned by it or any of the Westport subsidiaries as of the record date for the Fuel Systems special meeting in favor of adoption of the merger agreement and approval of the merger.

Fuel Systems has agreed to vote all shares of Westport common shares beneficially owned by it or any Fuel Systems subsidiaries as of the record date for the Westport special meeting in favor of adoption of the merger agreement, approval of the merger, and issuance of Westport common shares in connection with the merger.

Governance Matters

Westport has agreed to take all necessary corporate actions to cause, concurrent with the closing of the merger (i) the name of Westport to be changed to “Westport Fuel Systems Inc.,” (ii) three members of the Westport board to resign, (iii) the appointment to Westport’s board of directors of Mariano Costamagna, Troy A. Clarke and Colin Johnston, who will fill the vacancies resulting from such resignations and (iv) to have each committee of the Westport board to include such number of continuing Fuel Systems directors as determined by Westport after taking into account each such director’s relevant experience and expertise.

From and after the closing of the merger, the Westport board of directors will take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Westport to recommend that the Westport board of directors nominate, the continuing Fuel Systems directors for election to the Westport board of directors at the 2016 annual meeting of shareholders of Westport, the 2017 annual meeting of shareholders of Westport and the 2018 annual meeting of shareholders of Westport. Notwithstanding the above, no continuing Fuel Systems director will be subject to re-nomination in accordance with the merger agreement in the event such continuing Fuel Systems director fails (i) to comply in all material respects with the governance guidelines and policies of Westport applicable to Westport directors during the fiscal year immediately preceding such continuing Fuel Systems director’s re-nomination or (ii) to attend in-person at least seventy-five percent (75%) of the duly called meetings of the Westport board of directors for the Westport fiscal year immediately preceding such re-nomination. Notwithstanding anything in the merger agreement to the contrary, in the event of the death, resignation or removal for cause of a continuing Fuel Systems director, Westport and the Westport board of directors will have no obligation to nominate or appoint a replacement Fuel Systems director to fill the vacancy created by such death, resignation or removal. The continuing Fuel Systems directors are third party beneficiaries of the section of the merger agreement providing for continued nomination, and Westport agrees to pay all reasonable expenses, including attorney’s fees, that may be incurred by any continuing Fuel Systems director in seeking the enforcement of the rights and obligations provided for by such section of the merger agreement.

No Solicitation of Employees

Prior to the closing of the merger, each of Fuel Systems and Westport have agreed not to solicit the other party’s employees, subject to certain exceptions set forth in the merger agreement.

Amendment to Rights Agreement

Fuel Systems has agreed to take all necessary action so that none of the performance by the respective parties to the merger agreement of their obligations under the merger agreement will cause (i) rights to become exercisable under the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between Fuel Systems and Mellon Investor Services LLC, as Rights Agent, referred to as the rights agreement, (ii) Westport, Merger Sub or any of their affiliates to be deemed to be an “acquiring person” (as defined in the rights agreement), (iii) the “stock acquisition date” (as defined in the rights agreement) to occur upon any such event or (iv) the “separation time” (as defined in the rights agreement) to occur upon any such event.

State Takeover Laws

If any takeover statute may become applicable to the transactions contemplated by the merger agreement, Westport and Fuel Systems and the members of its respective board of directors, to the extent permissible under applicable law, are required to grant such approvals and take such actions, in accordance with the terms of the merger agreement, as are necessary so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable, and in any event prior to April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, on the terms and conditions contemplated by the merger agreement and otherwise, to the extent permissible under applicable law, act to eliminate the effect of any takeover statute on any of the transactions contemplated by the merger agreement.

Automotive and Industrial Operations

Representatives of Westport and Fuel Systems jointly have developed an agreed upon business plan for the Automotive, Industrial and Operations combined company project to be named the “Fuel Systems Automotive and Industrial Group”, which they intend to implement within 36 months following the closing of the merger. The headquarters of the Automotive and Industrial Group, and its associated operations, will be in Cherasco, Italy. An exhibit to the merger agreement sets forth the management team for the group. Westport has agreed to use commercially reasonable efforts to assist the implementation of the project by maintaining sufficient capital in the group, consistent with the group’s needs to achieve the project.

Termination of the Merger Agreement

The merger agreement may be terminated prior to the closing of the merger, whether before or after approval of the Merger proposal by Fuel Systems’ stockholders and Westport’s shareholders approval is received (except as otherwise provided below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Fuel Systems or Westport:

•	if the closing does not occur on or before April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent; provided that this termination right will not be available to any party if the failure of such party to perform any of its obligations under the merger agreement has been a principal cause of, or resulted in, the failure of the merger to be consummated on or before such date;

•	if there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger; provided that this termination right is not available to a party whose failure to perform its obligations under the merger agreement is the primary cause of such order;

•	if the other party breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 20 days, provided that neither party has the right to terminate in the event such party is then in breach of any of its representations, warranties, covenants or agreements in the merger agreement in a way that a condition to closing would not be satisfied;

•	if the Fuel Systems and Westport stockholder meetings have occurred and the required Fuel Systems stockholder and Westport shareholder approvals are not obtained; provided that the right to terminate the merger agreement will not be available if the failure to obtain its stockholder/shareholder approval is primarily due to such party’s failure to perform any of its obligations under the merger agreement.

•	by Fuel Systems:

•	if Fuel Systems is terminating the merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the merger agreement;

•	If the Westport board authorizes, approves or recommends, enters into a written agreement, or consummates a transaction relating to a Westport alternative proposal.

•	by Westport:

•	if Fuel Systems’ board makes a change in recommendation;

•	if Fuel Systems materially and willfully breaches its obligations contained in the “no-shop” provision contained in the merger agreement; or

•	if Fuel Systems or any of its subsidiaries or the Fuel Systems board approves, recommends, adopts or enters into an agreement relating to a Fuel Systems alternative proposal.

Effect of Termination; Termination Fees

If the merger agreement is validly terminated, then, except as described below, each of the parties will be relieved of its duties and obligations and such termination will be without liability to either party. However, termination will not relieve either party of any liability for willful or intentional breach of any covenant or agreement contained in the merger agreement prior to termination, or as provided in the confidentiality agreement entered into between Westport and Fuel Systems, in which case the aggrieved party is entitled to all rights and remedies available at law or in equity.

The merger agreement contains a termination fee of $5.5 million, which is referred to as the termination fee, payable by Fuel Systems to Westport under the circumstances described below:

•

if (i) the merger agreement is terminated by Westport because of a change in recommendation by the Fuel Systems board, (ii) Fuel Systems’ materially or willfully breaches its obligations with respect to Fuel Systems alternative proposals under the merger agreement, or (iii) Fuel Systems approves, recommends, adopts, enters into or publicly announces the intention to approve, recommend, adopt or enter into, a definitive agreement with respect to a Fuel Systems alternative proposal, then Fuel Systems will pay Westport the termination fee within 2 business days after the date of termination;

•	if the merger agreement is terminated by Fuel Systems in order to enter into a definitive agreement relating to a superior proposal, then Fuel Systems will pay Westport the termination fee within 2 business days after the date of termination; or

•	if (i) a Fuel Systems alternative proposal is publicly proposed or publicly disclosed prior to the date of the Fuel Systems special meeting and the merger agreement is terminated (a) by Westport due to (x) Fuel Systems’ willful breach or failure to perform any of its representations, warranties, covenants or agreements where such breach, failure to perform or untruth is incapable of being cured or is not cured within 20 days following receipt by Fuel Systems of notice of such breach or (y) a change in recommendation by the Fuel Systems board, or (b) by either party, due to failure to obtain the approval of the Merger proposal by Fuel Systems stockholders at the special meeting, then Fuel Systems shall pay the expenses of Westport within 2 days after the receipt following such termination of documentation supporting such expenses of Westport. If Fuel Systems enters into a definitive agreement with respect to, or consummates, a Fuel Systems alternative proposal (substituting 50% for the 20% threshold set forth in the definition of Fuel Systems alternative proposal) concurrently or within 12 months after the date the merger agreement is terminated, then Fuel Systems will pay to Westport the termination fee within 2 days following the consummation of such Fuel Systems alternative proposal.

The termination fee will be payable by Westport to Fuel Systems under the circumstances described below:

•	if the merger agreement is terminated by Fuel Systems because the Westport board authorizes, enters into an agreement, or consummates a transaction relating to a Westport alternative proposal, then Westport will pay Fuel Systems the termination fee within 2 business days after the date of termination; or

•	if (i) a Westport alternative proposal is publicly proposed or publicly disclosed prior to the date of the Westport special meeting, (ii) the third party making the Westport alternative proposal has publicly indicated to the Westport shareholders to the effect that they should not vote in favor of the matters required to obtain Westport shareholder approval and (iii) the merger agreement is terminated (a) by Fuel Systems due to Westport’s willful breach of any of its representations, warranties, covenants or agreements where such breach is incapable of being cured or is not cured within 20 days following receipt by Westport of notice of such breach or (b) by either party, due to failure to obtain the approval of the Merger proposal by Westport stockholders at the special meeting, then Westport shall pay the expenses of Fuel Systems within 2 business days after the receipt following such termination of documentation supporting such expenses of Fuel Systems. If Westport enters into a definitive agreement with respect to, or consummates, a Westport alternative proposal within 12 months after the date the merger agreement is terminated then Westport will pay to Fuel Systems the termination fee within 2 business days following the consummation of such Westport alternative proposal.

The one-time payment of a termination fee will be each party’s sole and exclusive remedy available under the circumstances described above.

Amendment and Waiver

Amendment. At any time prior to the closing of the merger, the merger agreement may be amended, whether before or after the approval of the Merger proposal by Fuel Systems stockholders, by written agreement of the parties to the merger agreement, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Fuel Systems’ stockholder approval, there will not be (a) any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered under the merger agreement to the holders of Fuel Systems common stock, or which by applicable law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of Fuel Systems or Westport without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable law.

Waiver. At any time prior to the close of business on the closing date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties, or (iii) waive compliance with any of the agreements or covenants of the other parties. Any agreement on the part of any party to any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party.

Fees and Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by the merger agreement are consummated; provided, however, that Fuel Systems and Westport will share equally all expenses related to the printing and filing of this proxy statement/prospectus and the printing, filing and distribution of the proxy statement and the information circular in connection with the Westport shareholder meeting, other than attorneys’ and accountants’ fees.

Assignment

The merger agreement and any interests, rights or obligations under the merger agreement are not assignable, by operation of law or otherwise, by any of the parties without the prior written consent of the other party.

Specific Performance

The parties to the merger agreement have agreed that each party will be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) either party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party has further agreed that no party is required to provide any bond or other security in connection with any such order or injunction.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware.

THE VOTING AGREEMENTS

The following is a summary of only the voting agreements entered into in connection with the merger agreement and may not contain all of the information that is important to you. The following description is subject to, and is qualified in its entirety by reference to, the voting agreements, copies of which are attached as Annex C, Annex D and Annex E to this proxy statement/prospectus and are incorporated herein by reference. We urge you to read the voting agreements in their entirety. In the event of any discrepancy between the terms of the voting agreement and the following summary, the voting agreements will control.

Douglas Voting Agreement

Concurrently with the execution of the merger agreement on September 1, 2015, and as a condition to Fuel Systems’ and Westport’s willingness to enter into the merger agreement, Fuel Systems and Westport entered into a voting agreement with K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III. We collectively refer to those non-Fuel Systems, non-Westport parties to the voting agreement as the “Douglas Parties”. As of the date the voting agreement was executed, the Douglas Parties beneficially owned, collectively, 2,671,684 shares of Fuel Systems common stock, or approximately 14.8% of Fuel Systems common stock issued and outstanding at that time, and 10,045,657 common shares of Westport common shares, or approximately 15.7% of Westport common shares issued and outstanding at the time.

Each of the Douglas Parties has agreed to vote, and has granted Westport an irrevocable proxy to vote its beneficially owned shares of Fuel Systems common stock, including any shares acquired after the date of the voting agreement, in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered and to vote against (i) any action or agreement that has or would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the merger not being satisfied, (ii) any Fuel Systems alternative proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the closing of the merger.

In addition, each of the Douglas Parties has agreed to vote, and has granted Fuel Systems an irrevocable proxy to vote its beneficially owned Westport common shares, including any shares acquired after the date of the voting agreement, in favor of the approval of the merger consideration, at every meeting of the stockholders of Westport at which such matters are considered and to vote its shares against any action or agreement that would reasonably be likely to result in any conditions to Westport’s obligations to close the merger not being satisfied (other than in the case of the Westport acquisition proposal).

Subject to certain exceptions described in the voting agreement, each of the Douglas Parties that is a party to the voting agreement has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the shares of Westport or Fuel Systems common stock beneficially owned by such party or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Fuel Systems or Westport, respectively.

Subject to certain exceptions described in the voting agreements, each of the Douglas Parties has made representations and warranties to Fuel Systems and Westport, respectively, regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of Westport and Fuel Systems common stock, respectively, subject to the voting agreements.

The voting agreement will terminate at the earlier to occur of (i) the mutual written consent of Westport and Fuel Systems, (ii) the effective time of the merger, (iii) the termination of the merger agreement, or (iv) the delivery of written notice of termination by each of the Douglas Parties to Westport and Fuel Systems following any fundamental amendment effected without the prior written consent of each of the Douglas Parties. “Fundamental amendment” means the execution by Westport, Merger Sub and Fuel Systems of a written amendment to, or written waiver by Westport, Merger Sub, and Fuel Systems, of any provision of the merger agreement that reduces the amount of the merger consideration or changes the form of, or decreases the exchange ratio of the merger consideration of 2.129 Westport common shares per share of Fuel Systems common stock, amends the conditions to close the merger or would result in additional monetary liability to such Douglas Party.

Costamagna Voting Agreement

Concurrently with the execution of the merger agreement on September 1, 2015, and as a condition to Westport’s willingness to enter into the merger agreement, Westport entered into a voting agreement with Mariano Costamagna. As of the date the voting agreement was executed, Mr. Costamagna beneficially owned 1,634,185 shares of Fuel Systems common stock, or approximately 9.0% of Fuel Systems common stock issued and outstanding at that time.

Mr. Costamagna has agreed to vote, and has granted Westport an irrevocable proxy to vote, his beneficially owned shares of Fuel Systems common stock, including any shares acquired after the date of the voting agreement, in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered, and to not vote his shares in favor of, or approve or otherwise support (i) any action or agreement that would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the merger not being satisfied, (ii) any Fuel Systems alternative proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the closing of the merger.

Subject to certain exceptions described in the voting agreement, Mr. Costamagna has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the shares of Fuel Systems common stock beneficially owned by him or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Westport.

Subject to certain exceptions described in the voting agreements, Mr. Costamagna has made representations and warranties to Westport regarding, among other things, his power and authority to enter into the voting agreement and deliver the proxy and his unencumbered beneficial ownership of the shares of Fuel Systems common stock subject to the voting agreements.

The voting agreement and the proxy granted thereunder will terminate at the earlier to occur of (i) the valid termination of the merger agreement pursuant to its terms, (ii) the effective time of the merger or (iii) any change to the terms of the merger without the prior written consent of Mr. Costamagna that (a) reduces the exchange ratio (subject to adjustments in compliance with Section 3.2 of the merger agreement) or (b) changes the form of consideration payable in the merger.

Becker Voting Agreement

Concurrently with the execution of the merger agreement on September 1, 2015, and as a condition to Westport’s willingness to enter into the merger agreement, Westport entered into a voting agreement with Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P. and Steven R. Becker. On November 2, 2015, Becker Drapkin Partners SLV, LTD, executed a joinder agreement to the voting agreement in connection with the acquisition of 886,752 transferred shares of Fuel Systems common stock, agreeing to be bound by and hold such transferred shares subject to all of the terms and provisions of, and be a party to, the voting agreement. We collectively refer to those non-Westport parties to the voting agreement and the joinder agreement as the “Becker Parties”. As of the date the voting agreement was executed and as of the date of the joinder agreement, the Becker Parties beneficially owned, collectively, 1,900,619 shares of Fuel Systems common stock, or approximately 10.5% of Fuel Systems common stock issued and outstanding at that time.

Each of the Becker Parties has agreed to vote, and has granted Westport an irrevocable proxy to vote, its beneficially owned shares of Fuel Systems common stock, including any shares acquired after the date of the voting agreement, in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered, and to not vote its shares in favor of, or approve or otherwise support (i) any action or agreement that would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the merger not being satisfied, (ii) any Fuel Systems alternative proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the closing of the merger.

Subject to certain exceptions described in the voting agreement, each of the Becker Parties that is a party to the voting agreement has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the shares of Fuel Systems common stock beneficially owned by such party or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Westport.

Subject to certain exceptions described in the voting agreements, each of the Becker Parties has made representations and warranties to Westport regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of Fuel Systems common stock subject to the voting agreements.

The voting agreement and the proxy granted thereunder will terminate at the earlier to occur of (i) the valid termination of the merger agreement pursuant to its terms, (ii) the effective time of the merger or (iii) any change to the terms of the merger without the prior written consent of the Becker Parties that (a) reduces the exchange ratio (subject to adjustments in compliance with Section 3.2 of the merger agreement) or (b) changes the form of consideration payable in the merger.

INFORMATION ABOUT WESTPORT

Westport is a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Westport’s technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through Westport’s partnerships and direct sales efforts, it sells natural gas and propane engines, fuel systems, and components to customers globally. Westport’s strategic relationships with original equipment manufacturers, or OEMs, provide it with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. Westport commercializes its technology throughout the world where demand for clean, low emission engines exists.

For the year ended December 31, 2014, Westport had total revenues of approximately $131 million and net loss of approximately $150 million.

Westport’s common shares are traded on the TSX under the symbol “WPT” and on NASDAQ under the symbol “WPRT”.

Westport’s principal offices are located at 101—1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 and its telephone number is (604) 718-2000.

Security Ownership of Certain Beneficial Owners

Except as otherwise indicated, all of the shares indicated in the table are common shares of Westport and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name. For the purposes of calculating percentage ownership as of September 1, 2015, 64,183,191 shares were outstanding. In preparing the following table, Westport relied upon filings made with the System for Electronic Disclosure of Insiders, unless it knew or had reason to believe that the information contained in such filings was not complete or accurate, in which case Westport relied upon information that it considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Westport Innovations Inc., 101—1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Kevin Douglas, K&M Douglas Trust, James Douglas And Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III	10,045,657	15.7%

(1)	Amendment No. 1 to a Schedule 13D Beneficial Ownership Report filed on September 1, 2015 by Kevin Douglas, Michelle Douglas, K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust and Douglas Family Trust discloses that (i) Kevin Douglas and his wife, Michelle Douglas, hold 3,614,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust; (ii) Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,527,906 shares; (iii) Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over 52,902 shares held by the KGD 2012 Trust; and (iv) Kevin Douglas has dispositive power with respect to 1,061,846 shares held by James E Douglas, III and 1,841,885 shares held by the Douglas Family Trust.

INFORMATION ABOUT FUEL SYSTEMS

Business Overview

Fuel Systems designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Fuel Systems components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Fuel Systems’ products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Fuel Systems also provides engineering and systems integration services to address its individual customer requirements for product performance, durability and physical configuration. For over 50 years, Fuel Systems has developed alternative fuel products. Fuel Systems supplies its products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

For the year ended December 31, 2014, Fuel Systems had total revenues of approximately $339.1 million and net loss of approximately $53.4 million.

Fuel Systems common stock is traded on NASDAQ under the symbol “FSYS.”

Fuel Systems’ principal offices are located at 780 Third Avenue, 25th Floor, New York, New York 10017 and its telephone number is (646) 502-7170.

Security Ownership of Certain Beneficial Owners and Management

Except as otherwise indicated, all of the shares indicated in the table are shares of Fuel Systems’ common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name. For the purposes of calculating percentage ownership as of January 15, 2016, 18,094,043 shares were outstanding. In preparing the following table, we relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of Fuel Systems common stock pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, unless we knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case we relied upon information that we considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Fuel Systems Solutions, Inc., 780 Third Avenue, 25th Floor, New York, NY 10017.

	Shares Beneficially Owned
Name of Beneficial Owner 5% Stockholders	Number		Percent of Class
Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino, Carla Borgogno (1)	3,218,774		17.8%
Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust (2)	2,671,684		14.8%
Northern Right Capital Management, L.P. (3)	1,894,565		10.5%
Royce & Associates, LLC (4)	1,372,301		7.6%
Directors and Executive Officers:
Mariano Costamagna (Chief Executive Officer and Director)	3,218,774	(1)	*
Pietro Bersani (Chief Financial Officer)	9,264	(5)	*
Marco Di Toro (Director and member of Nominating and Corporate Governance Committee)	11,085	(6)	*

Michael Helfand (Senior Vice President Finance and Chief Accounting Officer)	6,154	(7)	*
James W. Nall (Director, Chairman of the Board, member of Nominating and Corporate Governance Committee and Audit Committee)	12,632	(8)	*
Joseph E. Pompeo (Director, member of our Audit Committee and Nominating and Corporate Governance Committee)	10,420	(9)	*
Marco Seimandi (Executive Director of Automotive Sales and Marketing)	7,590	(10)	*
Anthony Harris (Director, member of Audit Committee and Compensation Committee)	5,661	(11)	*
Troy A. Clarke (Director, member of Compensation Committee and Nominating and Corporate Governance Committee)	9,798	(12)	*
Colin S. Johnston (Director, member of Audit Committee and Compensation Committee)	4,700	(13)	*
Steven R. Becker (Director, member of our Nominating and Corporate Governance Committee)	1,894,565	(3)	10.5%
All current executive officers and directors as a group (11 persons)	5,190,643	(1)	28.7%

(1)	Based on Amendment No. 3 to a Schedule 13D Beneficial Ownership Report filed on September 4, 2015 by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino, and Carla Borgogno. The report discloses that the total shares beneficially owned by Mr. Mariano Costamagna include 1,584,589 shares held by Mariano Costamagna’s brother, Pier Antonio Costamagna, and his wife, to which he disclaims beneficial ownership. Total shares beneficially owned by Mr. Pier Antonio Costamagna include 1,634,185 shares held by Mr. Mariano Costamagna, and his wife, to which he disclaims beneficial ownership. Mr. Pier Antonio Costamagna retired as an executive officer of Fuel Systems and as General Manager of MTM S.r.L. effective February 5, 2014.
(2)	Based on a Schedule 13D Beneficial Ownership Report filed on September 2, 2015 by Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust. The Schedule 13D discloses that Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly and as co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares. The Schedule 13D also discloses that Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust, in addition to the shares previously listed. The principal business office of the Filers is located at 125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.
(3)	Based on Amendment No. 5 to a Schedule 13D Beneficial Ownership Report filed on November 4, 2015 by Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.), Becker Drapkin Partners, L.P., Becker Drapkin Partners SLV, LTD, BC Advisors, LLC, Steven R. Becker, and Matthew A. Drapkin and Steven R. Becker has shared voting power and shared dispositive power on 1,255,398 shares. The report discloses that BC advisors, LLC and Matthew A. Drapkin have shared voting power and shared dispositive power on 1,894,565 shares. The report also discloses that: (i) Northern Right Capital (QP), L.P. has sole voting power and sole dispositive power on 639,167 shares; (ii) Becker Drapkin Partners L.P. has sole voting power and sole dispositive power on 886,752 shares; and (iii) Northern Right Capital Management, L.P. has sole voting power and sole dispositive power on 368,646 shares, and shared voting power and shared dispositive power on 1,525,919 shares. The principal business office of the Filers is located at 500 Crescent Court, Suite 230, Dallas, TX 75201.

(4)	Based on a Schedule 13G Information Statement filed on January 13, 2015 by Royce & Associates, LLC. The schedule discloses that Royce & Associates, LLC holds 1,372,301 shares. The principal business office of the Filer is located at 745 Fifth Avenue, New York, NY 10151.
(5)	Includes 9,264 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 15, 2016. Does not include (i) 9,116 shares of unvested options or (ii) 21,000 unvested restricted stock units held by Mr. Bersani.
(6)	Does not include 6,054 shares of unvested restricted stock held by Mr. Di Toro.
(7)	Includes 6,154 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 15, 2016. Does not include (i) 6,026 shares of unvested options or (ii) 18,000 unvested restricted stock units held by Mr. Helfand.
(8)	Does not include 6,054 shares of unvested restricted stock held by Mr. Nall.
(9)	Does not include 6,054 shares of unvested restricted stock held by Mr. Pompeo.
(10)	Includes 6,250 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 15, 2016. Does not include (i) 6,250 shares of unvested options or (ii) 12,000 unvested restricted stock units held by Mr. Seimandi.
(11)	Does not include 6,535 shares of unvested restricted stock held by Mr. Harris.
(12)	Does not include 6,054 shares of unvested restricted stock held by Mr. Clarke.
(13)	Does not include 6,054 shares of unvested restricted stock held by Mr. Johnston.
(14)	Includes an aggregate of 19,232 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 15, 2016.

INFORMATION ABOUT MERGER SUB

Merger Sub, a direct, wholly owned subsidiary of Westport, is a Delaware corporation formed on August 28, 2015 for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and a direct, wholly owned subsidiary of Westport. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

FUEL SYSTEMS SPECIAL MEETING

Date, Time and Place

The special meeting of Fuel Systems stockholders will be held on March 22, 2016, at 12:00 p.m., Eastern time, at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036. On or about February 16, 2016, Fuel Systems commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Fuel Systems special meeting.

Purpose of the Fuel Systems Special Meeting

At the Fuel Systems special meeting, Fuel Systems stockholders will be asked to consider and vote solely on the following proposals:

•	Merger proposal: To approve the merger and adopt the merger agreement;

•	Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: To approve amendments to awards of restricted stock issued to Fuel Systems’ non-employee directors providing that the vesting date shall be the earlier of the vesting date set forth in the award or a change in control of the Fuel Systems;

•	Advisory Compensation proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Fuel Systems to its named executive officers in connection with the merger; and

•	Adjournment proposal: To consider and vote on a proposal to approve the adjournment of the Fuel Systems special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger proposal at the time of the Fuel Systems special meeting.

Recommendation of the Fuel Systems Board

The Fuel Systems board has unanimously determined that the merger is advisable and in the best interests of Fuel Systems and its stockholders and unanimously recommends that Fuel Systems stockholders vote:

•	“FOR” the Merger proposal;

•	“FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal;

•	“FOR” the Advisory Compensation proposal; and

•	“FOR” the Adjournment proposal, if necessary.

See “The Merger—Fuel Systems Board of Directors’ Recommendation and its Reasons for the Merger.”

Fuel Systems Record Date; Stock Entitled to Vote

Only Fuel Systems stockholders of record at the close of business on February 11, 2016, which is referred to as the Fuel Systems record date, will be entitled to notice of, and to vote at, the Fuel Systems special meeting or any adjournments thereof.

As of January 15, 2016, the last practicable day before the filing of this proxy statement/prospectus, there were 18,094,043 shares of Fuel Systems common stock outstanding. Each share of Fuel Systems common stock outstanding on the Fuel Systems record date is entitled to one vote on each proposal to be considered at the Fuel Systems special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Fuel Systems special meeting.

A complete list of stockholders entitled to vote at the Fuel Systems special meeting will be available for examination by any Fuel Systems stockholder at Fuel Systems’ headquarters, located at 780 Third Avenue, 25th Floor, New York, New York, 10017, for any purpose germane to the Fuel Systems special meeting, during ordinary business hours for a period of 10 days before the Fuel Systems special meeting and at the Fuel Systems special meeting.

Please also note that if you hold your shares in “street name” (that is, through a broker, bank or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

Quorum

The presence at the meeting, in person or by proxy, of the holders of one-third of the aggregate voting power of the common stock outstanding on the record date will constitute a quorum, permitting the conduct of business at the special meeting. Abstentions and broker non-votes, if any, which are described below, will be treated as present for the purposes of determining the presence or absence of a quorum for each special meeting.

Required Vote

1.	Merger proposal: The affirmative vote of holders of a majority of the outstanding shares of common stock entitled to vote. Abstentions and broker non-votes would have the same effect as a vote “AGAINST” the proposal.

2.	Amendments to Non-Employee Directors’ Restricted Stock Awards proposal: The affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the special meeting. Abstentions would have the same effect as a vote “AGAINST” the proposal. Broker non-votes will have no effect on the outcome of this proposal.

3.	Advisory Compensation proposal: The affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the special meeting. This vote is advisory and therefore not binding on the Fuel Systems board of directors. In reviewing the results of this advisory vote, the Board expects to consider votes cast “FOR” or “AGAINST” the proposal. Due to the unique nature of this advisory vote, the Board does not expect to consider abstentions as votes cast either in favor of or against the proposal in determining the outcome of this advisory vote. Broker non-votes will have no effect on the outcome of this proposal.

4.	The Adjournment proposal: The affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the special meeting. Abstentions would have the same effect as a vote “AGAINST” the proposal. Broker non-votes will have no effect on the outcome of this proposal.

Voting of Proxies; Incomplete Proxies

Stockholders may vote by attending the special meeting and voting in person. We urge you to vote by proxy even if you plan to attend the special meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the special meeting and your proxy will not be counted.

You may also vote your shares without attending the special meeting. Stockholders may vote by using one of these alternative methods in accordance with the instructions provided on the proxy card you received with this proxy statement/prospectus:

(1) Via the Internet at www.proxyvote.com;

(2) By telephone at 1-800-690-6903 and follow the instructions for telephone voting; or

(3) By completing and mailing a proxy card to Voting Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

You may submit your vote by completing, signing, dating and returning the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the materials. Sign your name exactly as it appears on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

If you hold your shares in “street name” and you plan to vote in person at the special meeting, you must obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet.

Your shares will be voted as you indicate. If you submit your proxy but you do not indicate your voting preferences, then the individuals named on the proxy will vote your shares in accordance with the recommendations of the Fuel Systems board of directors. The Fuel Systems board of directors and management do not currently intend to present any matters at the special meeting other than those outlined in the notice of the special meeting. Should any other matter requiring a vote of stockholders arise, stockholders submitting their proxy confer upon the individuals named in the proxy discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Revocability of Proxies and Changes to a Fuel Systems’ Stockholder’s Vote

You may change your vote at any time before your proxy is voted at the Fuel Systems special meeting.

You may do this by:

•	sending a written notice, which is received prior to your vote being cast at the Fuel Systems special meeting, to the Secretary of Fuel Systems;

•	submitting a valid, later-dated proxy by mail, telephone or via the Internet that is received prior to your vote being cast at the Fuel Systems special meeting; or

•	attending the Fuel Systems special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your shares of Fuel Systems common stock through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

Fuel Systems is soliciting this proxy on behalf of its board of directors by mail and will pay all expenses associated with this solicitation. Fuel Systems has engaged Laurel Hill Advisory Group to assist in the solicitation of proxies for the meeting and Fuel Systems estimates it will pay Laurel Hill Advisory Group a fee of approximately $7,500 (plus reimbursement of expenses) for these services. In addition to mailing or providing access to these proxy materials, certain of Fuel Systems’ officers, directors and other employees may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by e-mail, telephone, facsimile or other electronic means. Fuel Systems will also, upon request, reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their reasonable out-of-pocket expenses for forwarding proxy materials to the beneficial owners of Fuel Systems common stock and obtaining proxies.

Voting by Fuel Systems’ Directors and Executive Officers

On February 11, 2016, the Fuel Systems’ record date, directors and executive officers of Fuel Systems and their affiliates owned and were entitled to vote 5,190,643 shares of Fuel Systems common stock, or approximately 28.7% of the total voting power of the shares of Fuel Systems common stock outstanding on that date. It is currently expected that Fuel Systems’ directors and executive officers will vote their shares of Fuel Systems’ common stock in favor of each of the proposals to be considered at the Fuel Systems special meeting, although none of them (other than Mr. Costamagna) have entered into any agreements obligating them to do so.

Stockholders Should Not Send Certificates with Their Proxies

A letter of transmittal and instructions for the surrender of Fuel Systems common stock certificates or book-entry shares in exchange for the merger consideration will be mailed to Fuel Systems stockholders shortly after the completion of the merger.

Attending the Fuel Systems Special Meeting

Subject to space availability, all Fuel Systems stockholders as of the Fuel Systems record date, or their duly appointed proxies, may attend the Fuel Systems special meeting. Since seating is limited, admission to the Fuel Systems special meeting will be on a first-come, first-served basis. Registration and seating will begin at 11:30 a.m., Eastern Time.

If you hold your shares of Fuel Systems common stock in your name as a stockholder of record and you wish to attend the Fuel Systems special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the Fuel Systems special meeting. You should also bring valid picture identification.

If your shares of Fuel Systems common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Fuel Systems special meeting, you need to bring a copy of a bank or brokerage statement to the Fuel Systems special meeting reflecting your stock ownership as of the Fuel Systems record date. You should also bring valid picture identification.

No Other Business

Under Fuel Systems’ bylaws, the business to be conducted at the Fuel Systems special meeting will be limited to the purposes stated in the notice to Fuel Systems’ stockholders provided with this proxy statement/prospectus and any matters reasonably related thereto.

FUEL SYSTEMS PROPOSALS

Item 1. The Merger Proposal

(Item 1 on Proxy Card)

As discussed throughout this proxy statement/prospectus, Fuel Systems is asking Fuel Systems’ stockholders to approve the Merger proposal. Fuel Systems stockholders should carefully read this proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, Fuel Systems’ stockholders are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

The Fuel Systems Board of Directors recommends a vote “FOR” the Merger proposal.

Item 2. Amendments to Non-Employee Directors’ Restricted Stock Awards Proposal

(Item 2 on Proxy Card)

On an annual basis after the Fuel Systems’ annual meeting of stockholders, the board of directors grants to each non-employee director a restricted stock award under the stockholder approved 2009 Restricted Stock Plan (the “Plan”). The award serves as a lump sum payment for a director’s services for the following year and represents approximately 40% of a director’s annual director compensation.

Under the terms of the award, a director that ceases to serve as a director of Fuel Systems for any reason before the vesting date (which is typically on or around the next annual meeting date) forfeits the award.

In light of the proposed merger, a Fuel Systems’ director who will not become a director of Westport would forfeit his award. During the period after the 2015 annual meeting of stockholders, the evaluation of strategic alternatives and the activities of the board in connection with the contemplated merger required a significant time commitment for directors.

In light of the consequence of the award being forfeited upon a change in control, the compensation committee asked its independent compensation consultant to review the situation and make a recommendation. The compensation consultant advised that the more common practice is for director equity grants to vest upon grant to encourage immediate alignment of interests with stockholders as well as the fostering of independence and objectivity for the director. The compensation consultant also advised that, based on its findings, in circumstances where director equity grants have deferred vesting terms, it is generally common practice for such grants to provide for accelerated vesting upon a change in control. Consequently, the compensation consultant recommended to the compensation committee that Fuel Systems’ existing unvested non-employee director restricted stock grants be amended to automatically vest upon a change in control and that, for future grants, the compensation committee consider granting restricted stock awards with immediate vesting to align with common practice. Based upon the report of the compensation consultant, the compensation committee recommended to the board of directors that the awards be amended to vest upon a change in control.

The Fuel Systems board of directors approved the amendment but made its effectiveness subject to stockholder approval. The approval of the amendment is not required by the terms of the Plan, stock exchange rules or otherwise. While the board agreed with the recommendation and reasoning of the compensation committee, it determined it was appropriate under the circumstances of a pending merger to seek stockholder approval for the vesting of the annual restricted stock award upon a change in control and determined to submit the amendment to stockholders for their consideration at the Fuel Systems special meeting.

The Fuel Systems board of directors formally approved the amendments, dated August 21, 2015 (the “Amendments”), to each applicable award set forth below (the “Awards”), which provide that the vesting date of any unvested restricted stock issued pursuant to each Award will be the earlier of (i) the vesting date set forth in the Award, or (ii) a change in control (as defined in the Plan); provided, that the Amendments will not be effective unless holders of a majority of the shares of Fuel Systems common stock present in person or by proxy and entitled to vote at the next shareholders’ meeting vote in favor of such amendment. The consummation of the proposed merger would constitute a “change in control” under the Plan and the Awards.

The unvested Awards to which the Amendments relate are described below:

Director	Restricted Stock Award	Issue Date	Vesting Schedule
Joseph E. Pompeo	6,054	May 28, 2015	May 18, 2016
Marco Di Toro	6,054	May 28, 2015	May 18, 2016
James W. Nall	6,054	May 28, 2015	May 18, 2016
Troy A. Clarke	6,054	May 28, 2015	May 18, 2016
Colin Johnston	6,054	May 28, 2015	May 18, 2016
Steven R. Becker	6,054	May 28, 2015	May 18, 2016
Anthony Harris (1)	6,054	May 28, 2015	May 18, 2016
Anthony Harris (1)	481	Dec. 31, 2013	1/3 vested on Dec. 31, 2014; 1/3 vested on Dec. 31, 2015; 1/3 vests on Dec. 31, 2016

(1)	In addition to the annual award issued to Mr. Harris on May 28, 2015 at the Fuel Systems 2015 Annual Meeting of Stockholders, Mr. Harris also holds 481 unvested shares as a result of the issuance of restricted stock on December 31, 2013 granted to Mr. Harris in connection with his appointment to the Fuel Systems board of directors.

If the Fuel Systems stockholders do not approve this proposal, the Awards will not vest as a result of the merger and (i) with respect to Fuel Systems’ non-employee directors that do not continue as directors of Westport following the closing of the merger, the Awards would be forfeited upon closing of the merger, and (ii) with respect to the Fuel Systems’ non-employee directors that continue as directors of Westport, the Awards would be converted to Westport common shares, as adjusted by the exchange ratio, and will vest on May 18, 2016 so long as that director continues as a director of Westport until that date.

If the Fuel Systems stockholders approve the Amendments, no Awards will be forfeited and all awards will vest for the non-employee directors upon the closing of the merger with Westport.

The Fuel Systems board of directors recommends a vote “FOR” the Amendments to Non-Employee Directors’ Restricted Stock Awards proposal.

Item 3. The Advisory Compensation Proposal

(Item 3 on Proxy Card)

In this proposal, Fuel Systems is asking its stockholders to approve, on an advisory (non-binding) basis, specified compensation that may be payable to Fuel Systems’ named executive officers in connection with the merger and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Fuel Systems’ named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement/prospectus entitled “The Merger—Interests of Directors and Executive Officers in the Merger—Compensation Related to the Merger,” including the preceding narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger and adopt the merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the merger and adopt the merger agreement and vote not to approve the advisory executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on either Fuel Systems or Westport. Accordingly, to the extent Fuel Systems or Westport is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is adopted and the merger completed, regardless of the outcome of the advisory vote.

The Fuel Systems board of directors recommends a vote “FOR” the Advisory Compensation proposal.

Item 4. The Adjournment Proposal

(Item 4 on Proxy Card)

The Fuel Systems’ special meeting may be adjourned to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Fuel Systems’ special meeting to approve the Merger proposal.

If, at the Fuel Systems’ special meeting, the number of shares of Fuel Systems common stock present or represented by proxy and voting in favor of the merger and merger agreement is insufficient to approve the Merger proposal, Fuel Systems intends to move to adjourn the Fuel Systems special meeting in order to enable the Fuel Systems board of directors to solicit additional proxies for approval of the Merger proposal. In that event, Fuel Systems will ask its stockholders to vote only upon the Adjournment proposal, and not upon any other proposal.

In this proposal, Fuel Systems is asking Fuel Systems’ stockholders to authorize the holder of any proxy solicited by the Fuel Systems board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Fuel Systems’ special meeting to another time and place for the purpose of soliciting additional proxies. If the Fuel Systems’ stockholders approve the Adjournment proposal, Fuel Systems could adjourn the Fuel Systems’ special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Fuel Systems’ stockholders who have previously voted.

The Fuel Systems’ board of directors recommends a vote “FOR” the Adjournment proposal, if necessary.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) of Westport and Fuel Systems reflect various adjustments to give effect to the following transactions, and the resulting tax effects:

•	Westport plans to acquire Fuel Systems, pursuant to the terms of the merger agreement, for approximately $51.3 million. The $51.3 million is the market value of the Westport common shares at January 15, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the merger and the value of replacement securities issued attributable to pre-combination services. Each Fuel Systems share will convert into 2.129 Westport shares. The final purchase price will be based on the value of Westport’s common shares at the closing date of the merger.

•	Westport signed an agreement for additional financing which has resulted in $17.5 million in cash being received subsequent to September 30, 2015 and a further $17.5 million contingent upon the closing of the merger and other conditions as stipulated in the agreement.

The merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.

The unaudited pro forma condensed combined balance sheet as at September 30, 2015 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on September 30, 2015. Similarly, the unaudited pro forma condensed combined statements of operations and comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the year ended December 31, 2014 and nine months ended September 30, 2015 are based on the historical consolidated statements of operations and comprehensive loss of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on January 1, 2014.

The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the results of operations.

The Pro Forma Financial Information and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statements of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.

The Pro Forma Financial Information are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into this proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in this proxy statement/prospectus.

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As At September 30, 2015

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, Note 8)	Pro Forma Adjustments	Note Reference		Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Assets
Current assets:
Cash and cash equivalents	$41,366	$54,043	—			$95,409	$35,000	4(a), 5(k)	$130,409
Short-term investments	691	7,000	—			7,691	—		7,691
Accounts receivable	37,351	45,860	—			83,211	—		83,211
Inventories	33,147	66,661	—	5	(b)	99,808	—		99,808
Current portion of deferred income tax assets	2,841	1,788	—			4,629	—		4,629
Related party receivables	367	2,228	—			2,595	—		2,595
Other Assets	4,661	18,106	—	5	(a)	22,767	—		22,767

	120,424	195,686	—			316,110	35,000		351,110

Long-term investments	28,312	—	—			28,312	—		28,312
Other assets	2,642	1,396	—			4,038	—		4,038
Property, plant and equipment	46,256	38,048	—	5	(c)	84,304	—		84,304
Intangible assets	23,718	3,079	—	5	(d)	26,797	—		26,797
Deferred income tax assets	299	3,337	—	5	(a)	3,636	—		3,636
Goodwill	3,104	—	—			3,104	—		3,104

	224,755	241,546	—			466,301	35,000		501,301

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	46,204	47,230	—			93,434	—		93,434
Assumed Liabilities	—	—	9,131	5	(e)	9,131	—		9,131
Current portion of deferred revenue	1,924	12,164	—			14,088	—		14,088
Current portion of deferred income tax liabilities	183	44	—			227	—		227
Current portion of long-term debt	13,651	97	—			13,748	—		13,748
Current portion of warranty liability	6,773	3,295	—			10,068	—		10,068
Related party payables	—	1,225	—			1,225	—		1,225

	68,735	64,055	9,131			141,921	—		141,921

Warranty liability	10,472	2,012	—			12,484	—		12,484
Long-term royalty payable	—	—	—			—	17,500	4(a), 5(k)	17,500
Long-term debt	52,543	—				52,543	17,500	4(a), 5(k)	70,043
Deferred revenue	1,970	2,196	—			4,166	—		4,166
Deferred income tax liabilities	3,996	735	—			4,731	—		4,731
Other long-term liabilities	1,401	5,803	—			7,204	—		7,204

	139,117	74,801	9,131			223,049	35,000		258,049

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
(102,867,947 post merger) Common shares	936,293	20	51,281	5	(f)	987,594	—		987,594
Shares held in treasury	—	(20,742)	20,742	5	(g)	—	—		—
Other equity instruments	13,973	—	—			13,973	—		13,973
Additional paid in capital	9,837	321,714	(321,714)	5	(h)	9,837	—		9,837
Accumulated deficit	(840,037)	(94,389)	200,702	5	(i)	(733,724)	—		(733,724)
Accumulated other comprehensive (loss) income	(34,428)	(39,858)	39,858	5	(j)	(34,428)	—		(34,428)

	85,638	166,745	(9,131)			243,252	—		243,252

Non-Controlling Interest	—	—	—			—	—		—

Total stockholders’ equity	85,638	166,745	(9,131)			243,252	—		243,252

Total liabilities and stockholders’ equity	$224,755	$241,546	$—			$466,301	$35,000		$501,301

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss

For the Year Ended December 31, 2014

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$118,015	$336,508	$—		$454,523	$—		$454,523
Service and other revenue	12,554	2,620	—		15,174	—		15,174

	130,569	339,128	—		469,697	—		469,697
Cost of revenue and expenses:
Cost of product and parts revenue	97,923	257,208	—		355,131	—		355,131
Research and development	76,580	23,051	—		99,631	—		99,631
General and administrative	40,319	37,718	—		78,037	—		78,037
Sales and marketing	25,489	18,020	—		43,509	—		43,509
Foreign exchange (gain) loss	(3,434)	(1,061)	—		(4,495)	—		(4,495)
Depreciation and amortization	18,666	13,009	—		31,675	—		31,675
Bank charges, interest and other	703	829	—		1,532	—		1,532
Loss on disposal of assets	5,238	—	—		5,238	—		5,238
Provision for inventory purchase commitments	4,106	—	—		4,106	—		4,106
Intangible impairment	5,823	1,725	—		7,548	—		7,548
Goodwill impairment	18,543	39,938	—		58,481	—		58,481
Property, plant and equipment impairment	—	2,678	—		2,678	—		2,678

	289,956	393,115	—		683,071	—		683,071

Loss from operations	(159,387)	(53,987)	—		(213,374)	—		(213,374)
Income from investments accounted for by the equity method	14,222	—	—		14,222			14,222
Interest on long-term debt and amortization of discount	(5,849)	—	—		(5,849)	(4,801)	4(a), 6(d)	(10,650)
Interest and other income	817	1,185	—		2,002	—		2,002
Bargain Purchase	—	—	—	6(a), 6(b)	—	—		—

Loss before income taxes	(150,197)	(52,802)	—		(202,999)	(4,801)		(207,800)
Income tax expense (recovery) (note 20):								—
Current	606	3,398	—		4,004	—		4,004
Deferred	(1,185)	(2,788)	—		(3,973)	—		(3,973)

	(579)	610	—		31	—		31

Net loss for the period	$(149,618)	$(53,412)	$—		$(203,030)	$(4,801)		$(207,831)

Net loss (income) attributable to non-controlling interest	—	(4)	—		(4)	—		(4)

Net loss attributable to Westport Fuel Systems	(149,618)	(53,416)	—		(203,034)	(4,801)		(207,835)
Other comprehensive (loss)	(15,201)	(25,983)	—		(41,184)			(41,184)

Comprehensive loss	$(164,819)	$(79,395)	$—		$(244,214)	$(4,801)		$(249,015)

Less: net comprehensive loss (income) attributable to the non-controlling interest	—	15	—		15			15

Comprehensive loss attributable to Westport Fuel Systems	(164,819)	(79,380)	—		(244,199)	(4,801)		(249,000)

Loss per share:

Basic and diluted	$(2.37)	$(2.66)	$—		$(2.00)	$—		$(2.04)

Weighted average common shares outstanding:

Basic and diluted	63,130,022	20,074,773	—		101,652,240	—		101,652,240

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations And Comprehensive Loss

For the Nine Months Ended September 30, 2015

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Pro Forma Adjustments	Note Reference		Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$72,855	$192,379	$—			$265,234	$—		$265,234
Service and other revenue	5,340	3,694	—			9,034	—		9,034

	78,195	196,073	—			274,268	—		274,268
Cost of revenue and expenses:
Cost of product and parts revenue	61,733	146,944	—			208,677	—		208,677
Research and development	38,939	13,961	—			52,900	—		52,900
General and administrative	26,949	32,382	(8,400)	6	(c)	50,931	—		50,931
Sales and marketing	12,876	11,607	—			24,483	—		24,483
Foreign exchange (gain) loss	(12,000)	(229)	—			(12,229)	—		(12,229)
Depreciation and amortization	10,395	8,434	—			18,829	—		18,829
Bank charges, interest and other	257	295	—			552	—		552
Impairment	22,126	13,766	—			35,892	—		35,892

	161,275	227,160	(8,400)			380,035	—		380,035

Loss from operations	(83,080)	(31,087)	8,400			(105,767)	—		(105,767)
Income from investments accounted for by the equity method	13,412	—	—			13,412	—		13,412
Interest on long-term debt and amortization of discount	(4,358)	—	—			(4,358)	(4,047)	4(a), 6(d)	(8,405)
Interest and other income	219	403	—			622	—		622

Loss before income taxes	(73,807)	(30,684)	8,400			(96,091)	(4,047)		(100,138)
Income tax expense (recovery)	1,270	9,578	—			10,848	—		10,848

Net loss for the period	$(75,077)	$(40,262)	$8,400			$(106,939)	$(4,047)		$(110,986)

Net loss (income) attributable to non-controlling interest	—	24	—			24	—		24

Net loss attributable to Westport Fuel Systems	(75,077)	(40,238)	8,400			(106,915)	(4,047)		(110,962)
Other comprehensive (loss)	(18,935)	(13,455)	—			(32,390)	—		(32,390)

Comprehensive loss	$(94,012)	$(53,717)	$8,400			$(139,305)	$(4,047)		$(143,376)

Less: net comprehensive loss (income) attributable to the non-controlling interest	—	24	—			24	—		24

Comprehensive loss attributable to Westport Fuel Systems	(94,012)	(53,693)	8,400			(139,281)	(4,047)		(143,352)

Loss per share:

Basic and diluted	$(1.17)	$(2.16)	$—			$(1.04)	$—		$(1.08)

Weighted average common shares outstanding:

Basic and diluted	64,052,696	18,618,361	—			102,574,914	—		102,574,914

Westport Innovations Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

All financial data in these Pro Forma Financial Information are presented in U.S. dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at September 30, 2015. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statement of Operations and Comprehensive Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2014 and the nine months ended September 30, 2015.

The proposed merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805—Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820—Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2.	Preliminary Purchase Consideration

Pursuant to the terms of the merger agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed merger will be converted into 2.129 validly issued, fully paid and non-assessable Westport common shares. The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to the shares of either Westport common shares or Fuel Systems common stock with a record date prior to completion of the merger as well in the event of certain other dilutive issuances by Westport. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflect the preliminary purchase price for the proposed merger using Westport’s share price as of January 15, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of January 15, 2016	18,094,043	2	(iv)
Fuel Systems Restricted Stock Units (“RSUs”)	160,882	2	(i)
Fuel Systems Options	—	2	(ii)

Total number of Fuel Systems common shares and RSUs outstanding as of close	18,254,925
Exchange ratio pursuant to the merger agreement	2.129
Number of Westport common shares and RSUs to be issued to Fuel Systems shareholders	38,864,735
Add: Number of Westport shares outstanding and issued as of close	64,389,927	2	(iv)

Estimated number of common shares of the combined company	103,254,662

Westport USD stock price as at January 15, 2016	$1.32
Implied consideration per share paid to Fuel Systems shareholders	$2.81	2	(iii)

Total Preliminary Purchase Consideration	$51,301

(i)	A total of 344,340 restricted stock units will be assumed by Westport and are subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 344,340 restricted stock units, 160,882 are attributed to pre-combination services and will convert at the exchange ratio of 2.129 pursuant to the merger agreement. The pre-combination restricted stock units are measured at fair value.

(ii)	Represents the estimated number of Fuel System options that are “in-the money” as at January 15, 2016. Fuel Systems stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the merger agreement, options that are out of the money immediately prior to the Merger shall automatically be canceled and forfeited for no consideration without any further action, and all rights with respect to such options shall terminate. As of January 15, 2016 all options are out of the money and are not expected to impact the pro-rata ownership of Westport and Fuel Systems upon consummation of the Merger.
(iii)	The preliminary purchase price assumes a per share market value of Westport common shares of $1.32, which was the last reported sale price of the Westport common shares on the NASDAQ on January 15, 2016. The preliminary purchase price is subject to change based on fluctuations in Westport’s stock price. A 10% difference in the market value of Westport’s common stock would change the preliminary estimated purchase price by approximately $5.1 million with a corresponding change to the resulting bargain purchase price.
(iv)	Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of September 30, 2015	18,093,562
Common shares issued between October 1, 2015 and close	481

Common shares outstanding as of close	18,094,043

Westport common shares of close are reconciled as follows:

Common shares outstanding as of September 30, 2015	64,197,763
Common shares issued between October 1, 2015 and close	192,164

Common shares outstanding as of close	64,389,927

3.	Preliminary Purchase Price Allocation

Assuming an acquisition date of September 30, 2015, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed merger:

Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	September 30, 2015 Estimated Fair Values	Note Reference
Cash and cash equivalents	$54,043	(i)
Short-term investments	7,000	(i)
Accounts receivable	45,860	(i)
Related Party Receivable	2,228	(i)
Inventories	66,661	(ii)
Deferred income tax assets	5,125
Other Assets	19,502	(i)
Property, plant and equipment	38,048	(iii)
Intangible assets	3,079	(iv)

Total Assets acquired	241,546

Accounts payable and accrued liabilities	47,230	(i)
Related Party Payables	1,225	(i)
Assumed Liabilities	5,431	(vi)
Deferred revenue	14,360	(v)
Deferred income tax liabilities	779
Long-term debt	97
Warranty liability	5,307	(v)
Other long-term liabilities	5,803	(i)

Total Liabilities Assumed	80,232

Net Assets acquired	161,314

Bargain Purchase	110,013

Estimated Preliminary Purchase Price	$51,301

(i)	The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.
(ii)	A fair value estimate of $66.7 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.
(iii)	A fair value estimate of $38.0 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimate of fair value and the remaining useful lives of the property, plant and equipment could vary initially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iv)	A fair value estimate of $3.1 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimate of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed,
(v)	Warranty liabilities of approximately $5.3 million and deferred revenue of $14.4 million on the historical financial information approximates the fair value of these financial obligations.
(vi)	The $5.4 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the merger, and $4.3 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to September 30, 2015 to complete the merger.

4.	Financing

(a)	On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group (“Cartesian”) to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for the funds provided to Westport, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the Long-term Royalty Payable). The carrying value is being accreted to the expected redemption value using the effective interest method.

Westport expects to receive another $17.5 million in long term debt (the “Tranche 2 Notes”) contingent upon the completion of the merger with Fuel Systems and other conditions as stipulated in the agreement. The Tranche 2 Notes bear interest at 9% and have a 5 year term. The Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31.

5.	Notes to Pro Forma Balance Sheet Adjustments

The following summarizes the adjustments included in the “Pro Forma Adjustments” column in the accompanying Pro Forma Balance Sheet as of September 30, 2015:

(a)	Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)	Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(c)	Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(d)	Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(e)	Represents $3.7 million of estimated transaction costs expected to be incurred by Westport subsequent to September 30, 2015 to complete the merger and $5.4 million of the assumed liabilities as described under note 3(vi) of the “—Preliminary Purchase Price Allocation” section above.

(in thousands)
Accrual for Westport Merger related transaction fees	$3,700
Accrual for Fuel Systems Merger related transaction fees and assumed liabilities	5,431

Net pro forma adjustment to assumed liabilities	$9,131

(f)	Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$51,301
Elimination of Fuel Systems’ historical common stock	(20)

Net pro forma adjustment to common stock	$51,281

(g)	Reflects the elimination of Fuel Systems’ shares held in treasury of $20.7 million upon consummation of the Merger.

(h)	Reflects the elimination of Fuel Systems’ additional paid-in capital of $321.7 million upon consummation of the Merger.

(i)	Reflects adjustments to Westport and Fuel Systems’ combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems’ historical accumulated deficit	$94,389
Accumulated deficit adjustment related to Westport merger related transaction fees (see footnote 5(e))	(3,700)
Bargain Purchase (see footnote 3)	110,013

Net pro forma adjustment to common stock	$200,702

(j)	Reflects the elimination of Fuel Systems’ historical accumulated other comprehensive loss of $39.9 million upon consummation of the merger.

(k)	Reflects $17.5 million in Tranche 1 Financing and $17.5 million of Tranche 2 Notes contingent upon the completion of the merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6.	Notes to the Pro Forma Statements of Operations and Comprehensive Loss

Adjustments included in the Pro forma Adjustments column are described as follows:

(a)	In accordance with SEC Regulation S-X, the bargain purchase of $110.0 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

(b)	The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP. Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities. The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)	Represents the elimination of $8.4 million of Westport and Fuel System transaction costs incurred during the nine months ended September 30, 2015. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)	Represents the estimated interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes. See Note 4(a) for a further discussion.

The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 18% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and/or future product sales are higher than the minimum fixed payments stipulated in the agreement.

The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.

7.	Earnings per Share (“EPS”)

The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the nine months ended September 30, 2015 and the pro forma combined net loss for the year ended December 31, 2014. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.129.

The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 102,912,145 (excluding restricted stock units related to the pre-combination period). See the “—Preliminary Purchase Consideration” section above for additional information.

Following the consummation of the merger, Westport shareholders are expected to hold 62.4% of the shares of the combined company and Fuel systems is expected to hold 37.6% of the shares of the combined company.

	September 30, 2015		December 31, 2014
	No. of shares used to compute net loss per share	Net loss per common share	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)		(in thousands)
Westport Historical	64,053	$(1.17)	63,130	$(2.37)
Fuel Systems Historical	18,618	(2.16)	20,075	(2.66)

Westport Historical	64,053		63,130
Add: Westport shares issued to acquire Fuel Systems(1)	38,521		38,521

Pro Forma Combined Westport/Fuel Systems	102,575	$(1.04)	101,652	$(2.00)

Pro Forma Combined Westport/Fuel Systems and financing(2)	102,575	(1.08)	101,652	(2.04)

(1)	Excludes restricted stock units which are not converted at the acquisition date.
(2)	The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Condensed Consolidated Balance Sheets

As at September 30, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$54,043	$—		$54,043
Short-term investments	7,000	—		7,000
Accounts receivable	45,860	—		45,860
Inventories	66,661	—		66,661
Current portion of deferred income tax assets	1,788	—		1,788
Related party receivable	2,228	—		2,228
Other Assets	18,106	—		18,106

	195,686	—		195,686
Other assets	1,396	—		1,396
Property, plant and equipment	38,048	—		38,048
Intangible assets	3,079	—		3,079
Deferred income tax assets	3,337	—		3,337
Goodwill	—	—		—

	$241,546	$—		$241,546

8.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,956	$21,274	7(i)	$47,230
Accrued expenses	35,777	(35,777)	7(i)	—
Income taxes payable	956	(956)	7(i)	—
Current portion of deferred revenue	—	12,164	7(i)	12,164
Current portion of deferred income tax liabilities	44	—		44
Current portion of long-term debt	97	—		97
Related party payables	1,225	—		1,225
Current portion of warranty liability	—	3,295	7(i)	3,295

	64,055	—		64,055
Warranty liability	—	2,012	7(ii)	2,012
Long-term debt	—	—		—
Deferred revenue	—	2,196	7(ii)	2,196
Deferred income tax liabilities	735	—		735
Other long-term liabilities	10,011	(4,208)	7(ii)	5,803

	74,801	—		74,801
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	321,714	—		321,714
Accumulated deficit	(94,389)	—		(94,389)
Accumulated other comprehensive income	(39,858)	—		(39,858)

	166,745	—		166,745
Non-controlling interest	—	—		—

Total Equity	166,745	—		166,745

Total Liabilities and Equity	$241,546	$—		$241,546

(i)	Accrued Expenses includes $3.3 million of accrued warranty, $20.3 million of accounts payable and accrued liabilities, and $12.2 million of deferred revenue, and have been reclassified to conform with Westport’s presentation. $1.0 million of income tax payable has been reclassified to accounts payable and accrued liabilities.
(ii)	Other liabilities include $2.0 million of accrued warranty, and $2.2 million of deferred revenue, and have been reclassified to conform with Westport’s presentation.

9.	Amended Fuel Systems financial information to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2014

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$339,128	$(2,620)	8(i)	$336,508
Service and other revenue	—	2,620	8(i)	2,620

	339,128	—		339,128
Cost of revenue and expenses:
Cost of product and parts revenue	264,471	(7,263)	8(ii)	257,208
Research and development	26,194	(3,143)	8(iii)	23,051
General and administrative	—	37,718	8(iv)	37,718
Sales and marketing	—	18,020	8(iv)	18,020
Selling, general and administrative expense	58,341	(58,341)	8(iv)	—
Foreign exchange (gain) loss	—	(1,061)	8(vii)	(1,061)
Depreciation and amortization	—	13,009	8(ii), (iii), (iv) and (v)	13,009
Bank charges, interest and other	—	829	8(viii)	829
Intangible impairment	—	1,725	8(x)	1,725
Goodwill impairment	—	39,938	8(x)	39,938
Property, plant and equipment impairment	—	2,678	8(x)	2,678
Impairments	44,341	(44,341)	8(x)	—

	393,347	(232)		393,115

Loss from operations	(54,219)	232		(53,987)

Interest income	980	(980)	8(ix)	—
Interest expense	(829)	829	8(viii)	—
Other income (expenses), net	1,266	(1,266)	8(vi)	—
Interest and other income	—	1,185	8(vi), (vii), (ix)	1,185

Loss before income taxes	(52,802)	—		(52,802)
Income tax expense (recovery) (note 20):
Current	610	2,788		3,398
Deferred		(2,788)		(2,788)

	610	—		610

Net loss for the period	(53,412)	—		(53,412)

Net loss (income) attributable to non-controlling interest	(4)	—		(4)

Net loss attributable to Fuel Systems Solutions, Inc.	(53,416)	—		(53,416)

Other comprehensive loss, net of tax except for foreign currency items	(25,983)	—		(25,983)

Comprehensive loss	(79,395)	—		(79,395)

Less: net comprehensive loss attributable to the non-controlling interest	15	—		15

Comprehensive loss attributable to Fuel Systems Solutions, Inc.	$(79,380)	$—		$(79,380)

(i)	Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $2.6 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.
(ii)	Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $7.3 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.
(iii)	Fuel Systems includes depreciation and amortization within research and development expenses. $3.1 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.
(iv)	Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $39.7 million has been reclassified to general and administrative expenses and $18.6 million to sales and marketing. General and administrative expenses includes $2.0 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.6 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations.
(v)	Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$7,263
Depreciation and amortization reclassification from research and development	3,143
Depreciation and amortization reclassification from sales marketing	621
Depreciation and amortization reclassification from general and administrative	1,982

$13,009

(vi)	Fuel Systems recognized $1.3 million of other income (expenses), net. To conform with Westport’s historical statement of operations $0.2 million of other income (expenses), net has been reclassified to interest and other income and $1.1 million to foreign exchange (gain) loss.
(vii)	Fuel Systems recognized $1.1 million of net gains on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $1.1 million of net gains on foreign exchange has been reclassified to foreign exchange (gain) loss.
(viii)	Fuel Systems recognized $0.8 million of interest expense. To conform with Westport’s historical statement of operations $0.8 million of interest expense has been reclassified to bank charges, interest and other.
(ix)	Fuel Systems recognized $1.0 million of interest income. To conform with Westport’s historical statement of operations $1.0 million of interest income has been reclassified to interest and other income.
(x)	Fuel Systems recognized $44.3 million of impairments. To conform with Westport’s historical statement of operations $1.7 million of intangible impairment, $39.9 million of goodwill impairment, and $2.7 million of property, plant and equipment impairment have been reclassified.

10.	Amended Fuel Systems financial information to conform to Westport’s presentation

Fuel Systems

Unaudited Statement of Operations and Comprehensive Loss

For the nine months ended September 30, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$196,073	$(3,694)	9(i)	$192,379
Service and other revenue	—	3,694	9(i)	3,694

	196,073	—		196,073
Cost of revenue and expenses:
Cost of product and parts revenue	151,461	(4,517)	9(ii)	146,944
Research and development	16,068	(2,107)	9(iii)	13,961
General and administrative	—	32,382	9(iv)	32,382
Sales and marketing	—	11,607	9(iv)	11,607
Selling, general and administrative expense	45,799	(45,799)	9(iv)	—
Foreign exchange (gain) loss	—	(229)	9(vii)	(229)
Depreciation and amortization	—	8,434	9(ii),(iii),(iv),(v)	8,434
Bank charges, interest and other	—	295	9(viii)	295
Impairments	13,766	—		13,766

	227,094	66		227,160

Loss from operations	(31,021)	(66)		(31,087)
Interest income (expense), net	14	(14)	9(viii)	—
Other income (expenses), net	323	(323)	9(vi)	—
Interest and other income	—	403	9(vii),(viii),(vi)	403

Loss before income taxes	(30,684)	—		(30,684)
Income tax expense (recovery)	9,578	—		9,578

Net loss for the period	(40,262)	—		(40,262)

Net loss (income) attributable to non-controlling interest	24	—		24

Net loss attributable to Fuel Systems Solutions, Inc	(40,238)	—		(40,238)

Other comprehensive loss, net of tax except for foreign currency items	(13,455)	—		(13,455)

Comprehensive loss	(53,717)	—		(53,717)

Less: net comprehensive loss attributable to the non-controlling interest	24	—		24

Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(53,693)	$—		$(53,693)

(i)	Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $3.7 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.

(ii)	Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $4.5 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.
(iii)	Fuel Systems includes depreciation and amortization within research and development expenses. $2.1 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.
(iv)	Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $33.8 million has been reclassified to general and administrative expenses and $12.0 million to sales and marketing. General and administrative expenses includes $1.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations
(v)	Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$4,517
Depreciation and amortization reclassification from research and development	2,107
Depreciation and amortization reclassification from sales marketing	364
Depreciation and amortization reclassification from general and administrative	1,446

$8,434

(vi)	Fuel Systems recognized $0.3 million of other income (expenses), net. To conform with Westport’s historical statement of operations $0.3 million of other income (expenses), net has been reclassified to interest and other income.
(vii)	Fuel Systems recognized $0.2 million of net gains on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $0.2 million of net gains on foreign exchange has been reclassified to foreign exchange (gain) loss.
(viii)	Fuel Systems recognized $0.3 million of bank charges, interest, other within interest income (expense), net. To conform with Westport’s historical statement of operations $0.3 million of interest income (expense), net has been reclassified to bank charges, interest and other. Fuel Systems recognized $0.3 million of interest income within interest income (expense). To conform with Westport’s historical statement of operations $0.3 million of interest income (expense) has been reclassified to interest and other income.

COMPARISON OF RIGHTS OF STOCKHOLDERS

OF FUEL SYSTEMS AND SHAREHOLDERS OF WESTPORT

Fuel Systems is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of Fuel Systems are currently governed by the DGCL. Westport is incorporated under the laws of Alberta, Canada and, accordingly, the rights of the shareholders of Westport are currently governed by the Business Corporations Act (Alberta) (the “ABCA”).

Upon completion of the merger, the Fuel Systems stockholders will become Westport stockholders. The rights of the former Fuel Systems stockholders and the Westport shareholders will therefore be governed by the ABCA and the certificate and articles of incorporation and the bylaws of Westport, each as amended from time to time.

The following description summarizes the material differences that may affect the rights of the stockholders of Fuel Systems and the shareholders of Westport, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders of Fuel Systems should read carefully the relevant provisions of the DGCL and ABCA and the respective certificates and articles of incorporation and bylaws of Fuel Systems and Westport. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 147.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders
Outstanding Capital Stock	Fuel Systems has outstanding 18,094,043 shares of common stock as of January 15, 2016. Holders of Fuel Systems’ common stock are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Fuel Systems’ Certificate of Incorporation and Bylaws.	Westport has outstanding 64,389,927 common shares as of January 15, 2016. Holders of Westport’s common shares are entitled to all of the respective rights and obligations provided to common shareholders under Alberta law and Westport’s Articles of Incorporation and Bylaws.

Authorized Capital Stock	The authorized capital stock of Fuel Systems consists of 200,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. As of January 15, 2016, no shares of Fuel Systems preferred stock were outstanding and Fuel Systems has no present plans to issue any shares of Fuel Systems preferred stock.	The authorized share capital of Westport includes an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of January 15, 2016, no preferred shares of Westport had been issued.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders
Voting Rights	The holders of shares of common stock, on the basis of one vote per share, can vote to elect members of Fuel Systems’ Board of Directors and on other matters.	Each holder of Westport common shares is entitled to receive notice of and attend all meetings of Westport shareholders and shall have one vote for each common share held at all meetings of Westport shareholders, and can vote to elect members of the Westport Board of Directors and on other matters, except on matters for which, pursuant to the ABCA, only holders of another specified class or series of shares of Westport are entitled to vote separately as a class or series.

Dividend Rights	The holders of shares of common stock are entitled to receive dividends, at the rate and time as may be provided by Fuel Systems’ Board of Directors. The holders of shares of common stock are entitled to receive dividends to the extent provided by Fuel Systems’ Board of Directors.	Subject to any rights, privileges, restrictions and conditions which may have been determined by the Board of Directors of Westport, the Board of Directors has discretion to pay dividends on any class or classes of shares or on any series within a class of shares that are issued and outstanding, to the exclusion of any other class or classes of shares or any series within a class of shares. Westport may pay dividends unless there are reasonable grounds for believing that (1) Westport is, or would after such payment be, unable to pay its liabilities as they become due or (2) the realizable value of Westport’s assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.

Special Meetings of Stockholders

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

Under the ABCA, a special meeting of shareholders may be called by a corporation’s board of directors at any time. The registered holders or beneficial owners of not less than 5% of the issued common shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition, but the beneficial owners of shares do not acquire the direct right to vote at the meeting that is the subject of the requisition. Subject to specific exemptions set out in the ABCA, if the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, any shareholder who signed the request may call the meeting.

	Fuel Systems’ Bylaws provide that a special meeting of stockholders may be called by an officer of Fuel Systems when directed by the Board of Directors or the Chief Executive Officer.	Westport’s Bylaws provide that a special meeting of shareholders may be called by the chairman of the Board of Directors or the President of Westport.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders
Quorum Requirements	Under Section 216 of the DGCL, the certificate of incorporation or bylaws of a corporation authorized to issue stock may specify the number of shares and/or other securities required to be present or represented by proxy at any meeting to transact business in order to constitute a quorum. Under the DGCL, in no event can a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series is required, a quorum shall consist of no less than one-third of the shares of such class or series.

Fuel Systems’ Bylaws provide that holders of one-third of the voting power of the issued and outstanding stock entitled to vote and present in person or by proxy at a meeting constitutes a quorum. If less than a quorum is present or represented at a meeting, those stockholders present may adjourn the meeting until a quorum is present or represented.

Westport’s Bylaws provide that two persons present and holding or representing by proxy at least 25% of shares entitled to vote at a shareholder meeting is a quorum.

Westport’s Bylaws also provide that a majority of the number of directors constitutes a quorum at any meeting of Westport’s Board of Directors.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

Fuel Systems’ Bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to Fuel Systems’ Board of Directors.

Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Fuel Systems’ Secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be received by Fuel Systems’ Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the ninetieth day prior to the annual meeting and not later than the close of business on the later of the seventieth day prior to the annual meeting or the tenth day following the day on which a public announcement of the date of the meeting is made.

Under the ABCA, a shareholder proposal may be made by an eligible registered holder of shares entitled to vote at an annual meeting of shareholders, or an eligible beneficial owner of shares, subject to certain conditions. A shareholder proposal may include nominations for the election of directors if such proposal is signed by one or more registered shareholders representing not less than 5% of the outstanding voting shares.

To be eligible to make a proposal, a shareholder must be the registered or beneficial owner of (i) at least 1% of all issued voting shares of the corporation or (ii) shares whose fair market value is at least C$2,000 on the close of business on the day before the shareholder submits the proposal, and those registered or beneficial holders must have held the shares for at least six months immediately prior to the submission of the proposal and continue to hold the shares up to and including the day of the meeting at which the proposal is to be made. The shareholder must also have the support of other registered or beneficial owners of shares representing at least 5% of the issued voting shares of the corporation.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

In connection with a special meeting, if the Fuel Systems’ Board of Directors has determined that directors are to be elected at a special meeting, notice for nominations by stockholders must be received not earlier than the opening of business on the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by Fuel Systems’ Board of Directors to be elected at such meeting.

Westport must set out a shareholder proposal in its management proxy circular, provided that notice of such proposal is given at least 90 days before the anniversary date of the previous annual meeting of shareholders.

Shareholders are not precluded from raising proposals, including nominations for directors, at shareholder meetings, except where: (i) a proposal has clearly been submitted by a shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the corporation, its directors, officers or shareholders or any of them, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (ii) the same shareholder had made a proposal within the previous two years which the shareholder failed to present at the meeting; (iii) within the previous two years substantially the same proposal had been set out in a circular relating to a shareholder meeting and the proposal was defeated; or (iv) a shareholder has submitted a proposal to secure publicity.

Stockholder Action by Written Consent

The DGCL allows action by written consent to be made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of stockholders if all shares entitled to vote thereat were present and voted, unless this right to act by written consent is denied in the certificate of incorporation.

The ABCA allows that a resolution in writing by all of the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.

Fuel Systems’ Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by the stockholders of Fuel Systems must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent, unanimous or otherwise.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

An ABCA corporation’s articles of incorporation must set out the number of directors, or a minimum and maximum number of directors of the corporation, subject to certain restrictions. The ABCA provides that a board of directors of an ABCA corporation that is a distributing corporation and whose shares are held by more than one person must have no fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The ABCA provides that at least 25% of the directors of an ABCA corporation must be resident Canadians.

Fuel Systems’ Bylaws provide that the number of directors constituting the whole Fuel Systems Board of Directors is nine or such other number but not less than three, as determined by the Fuel Systems; Board of Directors from time to time. There are currently eight directors serving on the Fuel Systems Board of Directors.

Fuel Systems’ directors are divided into three classes, each class is elected for a three year term.

One-third of the total number of directors shall constitute a quorum.

Westport’s Articles of Incorporation provide that the number of directors constituting its Board of Directors must be not less than one and not more than 10. A majority of the directors constitutes a quorum.

Westport’s Bylaws specify that: (i) a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election; and (ii) if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

Election of Directors

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

The ABCA provides that, subject to a corporation’s articles of incorporation, shareholders of a corporation will, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.

	Fuel Systems’ Bylaws provide that a director nominee is elected if a quorum is present at the meeting and there is an affirmative vote of the holders of a plurality of the voting power. There is not a right to cumulative votes in the election of Fuel Systems directors.	There is not a right to cumulative votes in the election of Westport’s directors under Westport’s Articles of Incorporation.

Filling Vacancies on the Board of Directors	Any vacancy on the Fuel Systems Board of Directors (whether resulting from an increase in the total number of directors or the departure of any director) may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a	A quorum of the Westport Board of Directors may fill a vacancy on the Board of Directors, except a vacancy resulting from an increase in the fixed number or minimum number of directors or from a failure to elect the fixed number or minimum number of directors required

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

	quorum, or by the sole remaining director. Directors hold office until their successors are duly elected and qualified.	by Westport’s Articles of Incorporation. In the absence of a quorum, the directors then in office will forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

Removal of Directors	Any Fuel Systems director may be removed from office at any time for cause, at a meeting called for that purpose, by the affirmative vote of the holders of at least 80 percent of the outstanding shares entitled to vote generally in the election of directors, voting as a single class.	The shareholders of Westport may by ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by a quorum of directors.

Limitation on Liability of Directors

Fuel Systems’ Certificate of Incorporation provides that no director will be personally liable to Fuel Systems or any of its stockholders for monetary damages for breach of fiduciary duty as a director of Fuel Systems, notwithstanding any provision of law imposing such liability, except for liability (i) for any breach of such director’s duty of loyalty to Fuel Systems or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.

Such limitation of liability for Fuel Systems’ directors will not eliminate or limit the liability of a director for any act or omission occurring prior to June 22, 2006. Any amendment or repeal to such limitation of liability in Fuel Systems’ Certificate of Incorporation will not adversely affect any right or protection of a director under the DGCL existing at the time of such repeal or modification, and will not apply to or have any effect on the liability or allegedly liability of any director with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Westport’s Bylaws provide that no director for the time being of Westport will be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to Westport through the insufficiency of title to any property acquired by Westport or for or on behalf of Westport or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to Westport will be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which moneys, securities or effects will be lodged or deposited for any loss, conversation, misapplication or misappropriation of or any damage resulting from any dealings with moneys, securities or other assets of or belonging to Westport or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly and in good faith with a view to the best

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

interests of Westport and through a failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful; provided, that in an action by or in the right of the corporation such indemnification is limited to expenses (including attorneys’ fees).

Under the ABCA, except in respect of an action by or on behalf of the corporation to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation, or a person who acts or has acted at the corporation’s request as a director or officer of a corporation of which the corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that his or her conduct was lawful.

Fuel Systems’ Bylaws provide that Fuel Systems will, to the fullest extent permitted by law, indemnify any person made party or threatened to be made a party to any action or proceeding by reason of the fact that the person is or was a director or officer of Fuel Systems or is or was serving at Fuel Systems’ request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Fuel Systems may indemnify any person made party to a proceeding by reason of the fact that the person is or was an employee or agent of Fuel Systems.

The ABCA also permits a corporation to advance funds to a person to defray the costs, charges and expenses of a proceeding to which indemnification may relate, provided that any such advances are repaid if the director or officer is not successful on the merits in their defense of the action or proceeding.

Westport’s Bylaws provide that Westport will indemnify the directors and officers, former directors and officers, and persons who act or acted at Westport’s request as directors or officers of a corporation of which Westport is or was a shareholder

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

	The DGCL and Fuel Systems’ Bylaws permit Fuel Systems to maintain insurance to protect any such person against any such expense, liability or loss, whether or not Fuel Systems would have the power to indemnify such person against such expense, liability or loss under applicable law, Fuel Systems’ Certificate of Incorporation or Bylaws.	or creditor, and his or her heirs and legal representatives, as set out in the ABCA.

Amendments to Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

Under the ABCA, an amendment to the Articles of Incorporation of Westport generally requires the approval of not less than two-thirds of the votes cast by shareholders entitled to vote upon the proposed amendment. The ABCA may also require separate approval by the holders of a class or series of shares for certain amendments. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Fuel Systems’ Certificate of Incorporation generally provides that it may be amended or repealed by the affirmative vote of the holders of a majority of the outstanding shares and to the extent, if any, provided by a resolution of the Fuel Systems Board of Directors providing for the issuance of a series of common or preferred stock, a majority of the outstanding shares of each series entitled to vote on the amendment or repeal of any provision contained in the Fuel Systems Certificate of Incorporation, subject to certain limitations.

Amendments to Bylaws	Fuel Systems’ Bylaws provide that the Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or the stockholders; provided, however, that notwithstanding any other provisions of Fuel Systems’ Bylaws, the affirmative vote of the holders of at least 80 percent in voting power of all shares of Fuel Systems entitled to vote generally in the election of directors, voting together as a	The ABCA provides that the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the corporation. The directors must submit the bylaw, or an amendment or a repeal of a bylaw, to the shareholders at the next shareholder meeting and the shareholders may, by ordinary resolution, confirm, reject or amend the bylaw, amendment or repeal.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

single class, is required for stockholders to alter, amend or repeal provisions of Fuel Systems’ Bylaws regarding amendments, the stockholder special meetings, stockholder nominations and proposals, annual meeting of stockholders, board of director number and classes, board of director vacancies or removal of directors.

Certain Business Combinations

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder that owns more than 15% of the outstanding voting stock, or a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock, for three years following the time that person becomes an “interested stockholder” unless (i) prior to such time, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

The ABCA does not contain a prohibition on business combinations with certain shareholders. Rules or policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 —Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Canadian Securities Administrators contain requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly: (i) acquires, sells, leases or transfers an asset; (ii) acquires or issues securities; (iii) assumes or becomes subject to a liability; or (iv) borrows money or lends money from or to, as the case may be, a related party by any means in any one or any combination of transactions. “Related party” (as defined in MI 61-101) includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 provides that, in connection with a “related party transaction” (in addition to any other required shareholder approval), Westport is required, subject to the availability of certain exceptions, to: (i) provide specific disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required; (ii) obtain a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith and provide a summary thereof in the proxy circular; and (iii) obtain the approval of a majority of the votes cast by shareholders other than the related party involved in the transaction.

Fuel Systems has opted out of Section 203 of the DGCL.

Preemptive Rights of Stockholders	Preemptive rights do not exist with respect to shares of stock or securities convertible into shares of Fuel Systems stock.	Preemptive rights do not exist with respect to shares of Westport or securities convertible into shares of Westport.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders
Rights of Inspection

Section 219 of the DGCL requires a corporation to prepare, at least ten days before a meeting of stockholders, an alphabetically arranged list of stockholders entitled to vote at the meeting showing the address of each stockholder and the number of shares registered in the name of each stockholder. The list must be open to stockholders, for any purpose germane to the meeting for a period of at least ten days before the meeting, on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the corporation. The list must also be available for inspection by any stockholder present at the meeting of stockholders.

Section 220 of the DGCL provides a stockholder with the right to inspect and make copies and extracts, during ordinary business hours, of the corporation’s stock ledger, the list of the corporation’s stockholders and other books and records of the corporation, after making a written demand under oath stating his purpose, so long as the purpose is reasonably related to the person’s interest as a stockholder.

	Fuel Systems’ Bylaws require that an officer prepare an alphabetized list of the stockholders entitled to vote, and the number of shares that each stockholder owns, at an upcoming meeting and make the list available to Fuel Systems’ stockholders for examination, for any purpose germane to the meeting, during business hours on the ten days preceding the meeting at a place in the city where the meeting is to be held, as well as at the meeting.	The ABCA provides that directors and shareholders of a corporation, and their agents and legal representatives, may, during the usual business hours of the corporation and free of charge, inspect (i) the articles, bylaws and any unanimous shareholder agreement of the corporation and any amendments thereto, (ii) minutes of meetings and resolutions of shareholders, (iii) copies of notices of directors and notices of change of directors, (iv) the securities register maintained by the corporation which shows (a) the names and addresses of each securityholder, (b) the number of securities held by each securityholder, and (c) the date and particulars of the issue and transfer of each security, (v) copies of financial statements, reports and related information, and (vi) a register of disclosures made by directors or officers who are parties to or have material interests in actual or proposed material contracts or material transactions of the corporation.

Stockholder Rights Agreement	Fuel Systems has a stockholder protection rights agreement, originally dated as of June 27, 2006, pursuant to which the Board of Directors authorized and declared a dividend of one right in respect of each share of Fuel Systems’ common stock held as of the close of business on August 23, 2006, or issued thereafter and prior to the “Separation Time” under the rights agreement. The	Westport does not have a shareholder rights agreement.

	Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

rights agreement was amended by Amendment No. 1 on July 21, 2009 to extend the expiration date to July 22, 2019. The rights agreement was further amended by Amendment No. 2 on September 11, 2015 in connection with the contemplated merger with Westport in order to provide that none of Westport, the newly formed merger subsidiary that is a wholly-owned subsidiary of Westport, or any of their affiliates or associates would be deemed to have triggered any provisions of the rights agreement by reason of the merger agreement and the transactions contemplated thereby. Pursuant to its terms, the rights agreement, as amended, would expire immediately prior to the consummation of the merger.

Shareholder Suits

Section 327 of the DGCL allows stockholders to bring derivative actions on behalf of the corporation to enforce the rights of the corporation. Before bringing an action, a stockholder plaintiff is required to make a demand on the directors of the corporation to assert the claim, unless the stockholder is able to show that making such demand would be futile. To maintain a derivative suit, a person must have been a stockholder at the time of the transaction that is the subject of the suit and must also generally maintain status as a stockholder throughout the duration of the suit. In certain circumstances, class action lawsuits are available to stockholders.

The ABCA provides that a complainant may apply to a court for permission to (i) bring an action in the name and on behalf of a corporation or any of its subsidiaries, or (ii) intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary.

Under the ABCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that (i) the shareholder has given the requisite notice to the directors of the corporation or its subsidiary of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action, (ii) the shareholder is acting in good faith, and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Additionally, the ABCA provides that in connection with such an action or intervention, the court may make any order it thinks fit, including (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid directly to former and present shareholders of the corporation or its subsidiary, or (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the

Rights of Fuel Systems Stockholders	Rights of Westport Stockholders

complainant in connection with the action. For these purposes, a complainant includes:

•    a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates,

•    a director or an officer or a former director or officer of a corporation or of any of its affiliates,

•    a creditor, or

•    any other person who, in the discretion of the court, is a proper person to make an application.

Fuel Systems’ Bylaws provide that, unless otherwise consented to in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by a director, officer or employee of Fuel Systems to the corporation or its shareholders, (iii) any action asserting a claim against Fuel Systems or any director, officer or employee of Fuel Systems arising pursuant to any provision of the DGCL or the Fuel Systems Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against Fuel Systems or any director, officer or employee of Fuel Systems governed by the internal affairs doctrine, shall be a state court located in Delaware, or a federal district court in Delaware if a state court does not have jurisdiction.

LEGAL MATTERS

The validity of the Westport common shares will be passed upon for Westport by Bennett Jones LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Fuel Systems by Skadden, Arps, Slate, Meagher  & Flom LLP.

EXPERTS

The consolidated financial statements of Westport as of December 31, 2014 and for the year ended December 31, 2014, incorporated by reference in this Prospectus from Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, and the effectiveness of Westport’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which is incorporated herein by reference (which reports (1) express an unmodified-unqualified opinion on the financial statements and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness which is described in the Management’s Annual report on Internal Control over financial reporting (revised)). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Westport as of December 31, 2013 and for each of the years in the two-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

FOR NEXT ANNUAL MEETING

Westport

Westport will hold a regular annual general meeting of shareholders in 2016 regardless of whether the merger is completed, and may decide to hold a special meeting of its shareholders prior to that time (in addition to the meeting required to approve the issuance of the merger consideration) to the extent there is required business to be addressed.

A shareholder who is entitled to vote at the annual meeting of shareholders of Westport in respect of the fiscal year ending December 31, 2015 (to be held in 2016), may raise a proposal for consideration at such annual meeting. Westport will consider such proposal for inclusion in the proxy materials for the annual meeting in 2016 only if Westport’s Corporate Secretary receives such proposal (at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia) properly submitted pursuant to section 136 of the Business Corporations Act (Alberta), on or before the date in 2016 that is 90 days prior to April 30, 2016. The use of certified mail, return receipt, is advised.

Fuel Systems

Fuel Systems held its 2015 annual meeting of stockholders on May 27, 2015. If the merger is completed, Fuel Systems does not expect to hold an annual meeting of stockholders in 2016. In that case, stockholder proposals must be submitted to the Corporate Secretary of Westport in accordance with the procedures described above.

If the merger is not completed, Fuel Systems will hold a 2016 annual meeting of stockholders. Fuel Systems expects that it would hold its 2016 annual meeting of stockholders during the spring of 2016. Fuel Systems will inform its stockholders of the date and time for the 2016 annual meeting through a filing with the SEC. Proposals of stockholders which are eligible under the rules of the SEC to be included in the Fuel Systems’ 2016 proxy materials must be received by Fuel Systems’ Secretary no later than December 16, 2015. If Fuel Systems change its 2016 annual meeting date to a date more than 30 days from the date of its 2015 annual meeting, then that deadline will be changed to a reasonable time before Fuel Systems begins to print and mail its proxy materials. If the date of the 2016 annual meeting is changed in a manner that alters the deadline, Fuel Systems will inform its stockholders through a filing with the SEC. In addition, according to the terms of Fuel Systems’ bylaws, any nominations for director at the 2016 annual meeting or any other business to be properly brought before the annual meeting by a stockholder should be officially submitted to Fuel Systems between February 27, 2016 and March 18, 2016. Any proposals or director nominations that are received in accordance with Fuel Systems’ bylaws but are not included in the proxy statement for the 2016 annual meeting may be voted on by the proxy holders at that meeting in their discretion. All proposals should be submitted by certified mail, return receipt requested. A stockholder wishing to present a nomination for election of a director or to bring any other matter before an annual meeting of stockholders should request a copy of Fuel Systems’ bylaws from the Secretary in order to conform to the requirements set forth in those bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Westport and Fuel Systems file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Westport and Fuel Systems, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Westport also files reports, statements and other information with the applicable Canadian securities regulatory authorities. Westport’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. The information contained on SEDAR is expressly not incorporated by reference into this proxy statement/prospectus.

Westport has filed with the SEC a registration statement on Form F-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Westport common shares to be issued to Fuel Systems stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Westport and Fuel Systems, respectively. The rules and regulations of the SEC allow Westport and Fuel Systems to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Westport to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Westport has previously filed with the SEC. They contain important information about Westport and its financial condition.

Westport SEC Filings

•	Annual Report on Form 40-F for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015, as amended by Form 40-F/A filed with the SEC on July 23, 2015 and as further amended by Form 40-F/A filed with the SEC on October 16, 2015;

•	Quarterly Reports on Form 6-K for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015, filed with the SEC on May 8, 2015, July 29, 2015 and November 10, 2015, respectively;

•	Registration Statement on Form F-10, filed with the SEC on July 24, 2015, as amended by Form F-10/A filed with the SEC on August 6, 2015; and

•	Current Reports on Form 6-K filed with the SEC on March 27, 2015, May 1, 2015, July 29, 2015, September 10, 2015, October 16, 2015 and January 11, 2016.

In addition, Westport incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Fuel Systems special meeting. Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address indicated above, or from Westport or Fuel Systems, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:
Westport Innovations Inc.	Fuel Systems Solutions Inc.
Suite 101 – 1750 West 75th Avenue	780 Third Avenue
Vancouver, British Columbia V6P 6G2	New York, NY 10017
Attention: Investor Relations	Attention: Secretary
(604) 718-2046	(212) 502-7170

These documents are available from Westport or Fuel Systems, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Westport and Fuel Systems at their Internet websites at www.westport.com and www.fuelsystemsolutions.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

If you are a stockholder of Fuel Systems, you may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Laurel Hill Advisory Group, Fuel Systems’ proxy solicitor, at the following address and telephone numbers:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (888) 742-1305

If you are a stockholder of Fuel Systems and would like to request documents, please do so seven business days prior to the Fuel Systems special meeting to receive them before Fuel Systems’ special meeting. If you request any documents from Westport or Fuel Systems, Westport or Fuel Systems will mail them to you by first class mail, or another equally prompt means, within one business day after Westport or Fuel Systems, as the case may be, receives your request.

This document is a prospectus of Westport and is a proxy statement of Fuel Systems for the Fuel Systems special meeting. Neither Westport nor Fuel Systems has authorized anyone to give any information or make any representation about the merger or Westport or Fuel Systems that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Westport or Fuel Systems has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A—Merger Agreement

AGREEMENT AND PLAN OF MERGER

By and Among

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.

And

FUEL SYSTEMS SOLUTIONS, INC.

Dated as of September 1, 2015

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ii

Exhibits

Exhibit A:	Amended and Restated Certificate of Incorporation of the Surviving Entity
Exhibit B:	Form of Amended and Restated Bylaws of the Surviving Entity
Exhibit C:	List of Appointed Directors of Parent
Exhibit D:	Officers of the New Fuel Systems Automotive and Industrial Group Business Unit – a Wholly Owned Business Unit of Westport Fuel Systems

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2015 (this “Agreement”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination transaction in which the Merger Sub will be merged with and into the Company, with the Company being the surviving entity (the “Merger”), and each outstanding share of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company will be converted into the right to receive the applicable Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the respective boards of directors of the Company and Parent have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the respective board of directors of the Company, Parent and Merger Sub, have directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted for consideration at meetings of their respective stockholders and have resolved to recommend that their respective stockholders vote to approve this Agreement and the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that the Merger will (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a condition to each of Parent and the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) Parent is entering into Voting Agreements with certain stockholders of the Company, and (ii) the Company is entering into Voting Agreements with certain shareholders of Parent (each, a “Voting Agreement” and together, the “Voting Agreements”), pursuant to which inter alia each of those stockholders and shareholders has agreed, subject to the terms thereof, to vote all shares of the Company Common Stock or Parent Common Shares, as the case may be, owned by such stockholder or shareholder in accordance with the terms of such Voting Agreement; and

WHEREAS, three members of the Parent Board shall resign from the Parent Board, effective simultaneously with the consummation of the Merger, and the remaining members of the Parent Board shall elect three directors designated by the Company to fill the vacancies on the Parent Board resulting from such resignations.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1     Definitions.

(a)     For purposes of this Agreement:

“2009 Plan” shall mean the Company’s 2009 Restricted Stock Plan.

“2011 Phantom Plan” shall mean the Company’s 2011 Phantom Stock Option Plan.

“2011 Plan” shall mean the Company’s 2011 Stock Option Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less restrictive than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.5, and shall not include any standstill provisions.

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned by such Person.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, profit-sharing, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or the Company Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Company that was not known by the Company Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the

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Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (ii) does not relate to a Company Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Company Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the market price of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which the Company and the Company Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement, or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Parent, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law or GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), and (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Company Option” shall mean any outstanding option to purchase shares of Company Common Stock granted pursuant to the Company Plans.

“Company Phantom Share” shall mean any phantom share awards granted pursuant to the Company Plans.

“Company Plans” shall mean the 2009 Plan, the 2011 Plan and the 2011 Phantom Plan.

“Company Restricted Stock” shall mean restricted stock award granted pursuant to the Company Plans.

“Company Restricted Stock Unit” shall mean any outstanding restricted stock unit covering shares of Company Common Stock granted pursuant to the Company Plans.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement and adjournment thereof.

“Company Subsidiary” shall mean a Subsidiary of the Company.

“Confidentiality Agreement” shall mean the letter agreement, dated March 16, 2015, as amended from time to time, between the Company and Parent.

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“Contract” shall mean any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“CWI” shall mean Cummins Westport Inc.

“CWI Joint Venture Agreement” shall mean that certain second and amended and restated joint venture agreement among Cummins Inc. and Parent, dated effective as of February 19, 2012.

“Data Site” shall mean the “Project Engine” electronic data site established and maintained by the Company at .sharefile.com.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“DGCL” shall mean the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code.

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, wildlife, land surface or subsurface land, and natural resources), or human health or safety (as such matters relate to Hazardous Materials), including Laws relating to (i) Releases or threatened Releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form F-4, the preparation, printing, filing and mailing of the Proxy Statement and Circular and all SEC and Canadian Securities Commissions and other regulatory filing fees incurred in connection with the Form F-4, the Proxy Statement and the Circular, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third-party consents, any other filings with the SEC and Canadian Securities Commissions and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fractional Share Consideration” shall mean the aggregate amount paid with respect to fractional shares in accordance with Section 3.8.

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“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Materials” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, or asbestos-containing materials, toxic mold, radon, or other substances that are regulated under Environmental Law due to possible adverse effects on human health or the environment.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Company Option” shall mean a Company Option with an exercise price that is less than the per share dollar value of the Merger Consideration immediately prior to the Effective Time.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property, assets or services, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) the deferred purchase price of property or services (excluding trade payables and accrued expenses arising in the ordinary course of business), and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director (or the equivalent) of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent, as applicable, after inquiry reasonable under the circumstances: (i) for the Company: Mariano Costamagna, Pietro Bersani, Michael Helfand, Massimiliano Fissore, Peter Chase and Andrea Alghisi; and (ii) for Parent: David R. Demers, Nancy S. Gougarty, Ashoka Achuthan and Salman Manki; provided that with respect to matters relating to Weichai Westport, “Knowledge” shall mean the actual knowledge of the foregoing individuals without inquiry.

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“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, hypothecation, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“NASDAQ” shall mean The NASDAQ Stock Market.

“Occurrence” shall mean any accident, happening or event which is caused or allegedly caused by any alleged hazard or alleged defect in manufacture, design, materials or workmanship of any Product that can reasonably be expected to result in an Action or loss.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Acquisition Proposal” shall mean any proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Parent or any Parent Subsidiary (other than CWI) representing fifty percent (50%) or more of the consolidated assets of Parent and the Parent Subsidiaries (other than CWI), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of Parent or any of the Parent Subsidiaries (other than CWI) whose business constitutes fifty percent (50)% or more of the net revenue, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Parent in which a Third Party shall acquire beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Parent Acquisition Proposal” shall not include (x) the Merger or the other transactions contemplated by this Agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Parent or any Parent Subsidiary is a party.

“Parent Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, profit-sharing, bonus, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by Parent or Parent Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

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“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Parent that was not known by the Parent Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Parent Board prior to obtaining the Parent Shareholder Approval, and (ii) does not relate to a Parent Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Parent Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent, Merger Sub and the other Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of Parent Common Shares (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which Parent and the Parent Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of the Company, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law, GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), (iv), and (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Parent Material Contract” shall mean (i) each Contract in effect as of the date of this Agreement to which Parent or any Parent Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any Contract that will no longer be in effect following the Closing and (y) any Contract that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by Parent or any Parent Subsidiary without penalty, (ii) the CWI Joint Venture Agreement and (iii) each Contract that is required to be filed by Parent with the Canadian Securities Commissions pursuant to Part 12 of National Instrument 51-102 of such administrators. A Contract is “terminable-at-will”, as that expression is used in this definition if it expressly provides that it is terminable-at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.

“Parent Shareholder Meeting” shall mean the meeting (including any postponement and adjournment thereof) of the holders of shares of Parent Common Shares for the purpose of seeking the Parent Shareholder Approval and the Parent Name Change Approval.

“Parent Subsidiary” shall mean a Subsidiary of Parent; provided, that for the avoidance of doubt, Weichai Westport shall not be deemed to be a “Parent Subsidiary” hereunder.

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“Permitted Liens” means only (a) Liens for Taxes that are (1) not yet delinquent, or (2) being contested in good faith by appropriate proceedings; provided that adequate reserves have been established in the applicable financial statements for such contested Liens; (b) workers or unemployment compensation Liens arising in the ordinary course of business consistent with past practice; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the ordinary course of business consistent with past practice securing amounts that are not delinquent or past due or being contested in good faith and that are not material to the business, operations and financial condition of the Company or the Company Subsidiaries; (d) licenses of Intellectual Property arising in the ordinary course of business consistent with past practices; (e) zoning ordinances, easements and similar requirements affecting real property; and (f) in the case of any Leased Real Property, (i) the rights of any lessor and (ii) any Lien granted by any lessor of such Leased Real Property or any such lessor’s predecessors in title, which with respect to (e) and (f) would not, individually or in the aggregate, be reasonably expected to materially interfere with the present use, intended use, occupancy or value of such real property to the business of the Company or the Company Subsidiaries.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securitization Documents” shall mean that certain Committed Credit Facility dated July 10, 2009 between the Company/IMPCO Technologies, Inc. and Intesa SanPaolo S.p.A. and (ii) that certain Loan Agreement between MTM, S.r.L. and Unicredit Banca Medio Credito S.p.A., dated December 2, 2004.

“Subsidiary” shall mean, with respect to any Person (a) any corporation of which at least fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by such Person (b) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is directly or indirectly owned by such Person or of which such Person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Tax” or “Taxes” shall mean all foreign and domestic federal, state, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including, without limitation, income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, alternative, estimated and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Authority, whether disputed or not, or payable (i) pursuant to any tax sharing arrangement or any other Contract relating to sharing or payment or such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

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“Tax Return” shall mean any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Authority in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Termination Fee” shall mean $5,500,000.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

“TSX” shall mean the Toronto Stock Exchange.

“VWAP of Parent Common Shares” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the thirty (30) trading days ending on and including the trading day immediately prior to, but not including, the date hereof, as reported by Bloomberg.

“Weichai Westport” shall mean Weichai Westport Inc.

“WPI” shall mean Westport Power Inc.

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The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

2009 Plan	Section 1.1(a)
2011 Phantom Plan	Section 1.1(a)
2011 Plan	Section 1.1(a)
Acceptable Confidentiality Agreement	Section 1.1(a)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Merger Consideration	Section 3.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
Antitrust Laws	Section 1.1(a)
Assets	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Canadian Securities Commissions	Section 5.7(f)
Canadian Securities Laws	Section 5.7(f)
Certificate	Section 3.1(b)
Certificate of Merger	Section 2.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Combined Company Project	Section 6.23
Company	Preamble
Company Acquisition Proposal	Section 8.3(c), Section 6.5(j)(i)
Company Adverse Recommendation Change	Section 6.5(d)
Company Benefit Plan	Section 1.1(a)
Company Board	Section 4.4(a)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	Section 6.10(a)
Company Financial Information	Section 6.20
Company Financial Statements	Section 4.7(b)
Company Intervening Event	Section 1.1(a)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)(ix)
Company Option	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Phantom Share	Section 1.1(a)
Company Plans	Section 1.1(a)
Company Preferred Stock	Section 4.3(a)
Company Recommendation	Section 4.4(a)
Company Restricted Stock	Section 1.1(a)
Company Restricted Stock Unit	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Confidentiality Agreement	Section 1.1(a)

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Continuing Company Directors	Section 6.17(a)
Contract	Section 1.1(a)
control	Section 1.1(a)
CWI	Section 1.1(a)
CWI Joint Venture Agreement	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Data Site	Section 1.1(a)
Delaware Secretary	Section 1.1(a)
DGCL	Section 1.1(a)
dollars	Section 9.3
Effective Time	Section 2.3(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)
Expenses	Section 1.1(a)
Foreign Antitrust Approvals	Section 6.6(a)
Form F-4	Section 4.5(b)
Fractional Share Consideration	Section 1.1(a)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Materials	Section 1.1(a)
HSR Act	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
J.P. Morgan	Section 4.19
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Leased Real Properties	Section 4.16(a)
Leased Real Property	Section 4.16(a)
Letter of Transmittal	Section 3.3(c)(i)
Lien	Section 1.1(a)
Losses	Section 9.13
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Merger Sub Common Shares	Section 3.1(c)
Multiemployer Plan	Section 1.1(a)
NASDAQ	Section 1.1(a)
New Plans	Section 6.10(c)
Notice of Superior Proposal	Section 6.5(f)
Occurrence	Section 1.1(a)
Order	Section 1.1(a)

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Organizational Documents	Section 2.4
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	Section 1.1(a)
Parent Adverse Recommendation Change	Section 6.5(e)
Parent Articles	Section 5.2
Parent Benefit Plan	Section 1.1(a)
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Canadian Filings	Section 5.7(f)
Parent Common Shares	Section 3.1(b)
Parent Disclosure Letter	Article V
Parent Intervening Event	Section 1.1(a)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 1.1(a)
Parent Name Change Approval	Section 5.20
Parent Permits	Section 5.6(a)
Parent Preferred Shares	Section 5.3(a)
Parent Recommendation	Section 5.4(a)
Parent SEC Filings	Section 5.7(a)
Parent Securities Documents	Section 5.7(f)
Parent Shareholder Approval	Section 5.20
Parent Shareholder Meeting	Section 1.1(a)
Parent Stock	Section 5.3(a)
Parent Subsidiary	Section 1.1(a)
Permitted Liens	Section 1.1(a)
Person	Section 1.1(a)
Phantom Share Payment	Section 3.4(d)
Products	Section 4.25(a)
Prohibited Payment	Section 4.6(c)
Proxy Statement	Section 4.5(b)
Real Property Lease	Section 4.16(a)
Real Property Leases	Section 4.16(a)
Related Person	Section 6.1(b)(xvi)
Release	Section 1.1(a)
Released Parties	Section 9.13
Representative	Section 1.1(a)
Rights	Section 4.3(c)
Rights Agreement	Section 4.3(c)
Sarbanes-Oxley Act	Section 1.1(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Securitization Documents	Section 1.1(a)
SEDAR	Article V
Skadden	Section 6.11(a)
Stock Award Payment	Section 3.2
Subsidiary	Section 1.1(a)
Superior Proposal	Section 6.5(j)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)

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Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Third Party	Section 1.1(a)
TSX	Section 1.1(a)
Voting Agreement	Recitals
Voting Agreements	Recitals
VWAP of Parent Common Shares	Section 1.1(a)
Weichai Westport	Section 1.1(a)

ARTICLE II.

THE MERGER

Section 2.1     Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger Sub shall be merged with and into the Company, whereupon the separate existence of the Merger Sub shall cease, and the Company shall continue under the name “Fuel Systems Solutions, Inc.” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the DGCL.

Section 2.2     Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, 10036, or at such other place as agreed to by the parties hereto.

Section 2.3     Effective Time.

(a)     At the Closing, the Company, Parent and Merger Sub shall (i) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DGCL and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective following the close of business on the Closing Date, with such date and time specified in the Certificate of Merger, or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger, following acceptance for record by the Delaware Secretary (the “Effective Time”).

(b)     The Merger shall have the effects set forth in the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.4     Organizational Documents. Subject to Section 6.9, at the Effective Time, the Amended and Restated Certificate of Incorporation and Amended Bylaws of the Company (the “Organizational Documents”), as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be substantially in the form attached hereto as Exhibit A and Exhibit B, respectively, and such amended Company organizational documents shall be the articles of incorporation and bylaws of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws.

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Section 2.5     Surviving Entity Directors. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Entity, each such initial director to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity as in effect from and after the Effective Time.

Section 2.6     Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

ARTICLE III.

EFFECT OF THE MERGER

Section 3.1     Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(a)     Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by the Company as treasury stock or by any wholly owned Company Subsidiary or by Parent or by any Parent Subsidiary shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b)     Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive 2.129 common shares of Parent (the “Parent Common Shares”) (such number of Parent Common Shares, the “Exchange Ratio”), subject to adjustment as provided in Section 3.2 (the “Merger Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).

(c)     Treatment of Merger Sub Securities. All issued and outstanding shares of common stock, par value $0.001 per share of Merger Sub (the “Merger Sub Common Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully-paid and nonassesable share of common stock, par value $0.001 per share, of the Surviving Entity.

(d)     Parent Common Shares. Each share of Parent Common Shares outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.

Section 3.2     Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(i) and Section 6.1(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then

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(without limiting any other rights of Parent or Merger Sub hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change and any Phantom Share Payment to be received in the form of Parent Common Shares (each such payment, a “Stock Award Payment”) shall be ratably adjusted to reflect any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(b)(i) and Section 6.2(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the Parent Common Shares, or make a distribution in Parent Common Shares, or otherwise change the Parent Common Shares into other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Exchange Ratio and all Stock Award Payments shall be ratably adjusted to reflect any such change. In addition, the Exchange Ratio and all Stock Award Payments shall be subject to adjustment as provided in Schedule 3.2.

Section 3.3     Exchange Fund; Exchange Agent.

(a)     Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, the Stock Award Payments and the Fractional Share Consideration, as provided in Section 3.1(b), Section 3.3 and Section 3.8. On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) the shares of Parent Common Shares sufficient to pay the Merger Consideration and the Stock Award Payments, and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration (such shares of Parent Common Shares and cash amounts, the “Aggregate Merger Consideration,” and such Aggregate Merger Consideration as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of shares of Company Common Stock, In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock, and Company Phantom Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.8, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments, without interest. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, payments of the Merger Consideration, amounts in respect of In-The-Money Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares and any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) or otherwise payable pursuant to Section 3.8 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to Parent.

(b)     Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be exchanged for the Merger Consideration with respect to the shares of Company Common Stock, formerly represented thereby.

(c)     Exchange Procedures.

(i)     As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) (A) to each holder of record of a Certificate evidencing Company Common Stock, (x) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as the Surviving Entity may

15

reasonably specify, and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), may be collected by hand by the surrendering holder or by check or wire transfer to the surrendering holder), (B) to each holder of an In-The-Money Company Option, written evidence representing an option to acquire shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(a) in respect of such Company Option, (C) to each holder of a share of Company Restricted Stock, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such share of Company Restricted Stock, and (D) to each holder of a Company Phantom Share, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such Company Phantom Share.

(ii)     Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this ARTICLE III plus any cash such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b) and any amounts that such holder has the right to receive in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), to be mailed, made available for collection by hand or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this ARTICLE III. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(iii)     As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent (A) to issue to each holder of Book-Entry Shares that number of uncertificated whole shares of Parent Common Shares that such holder is entitled to receive pursuant to Section 3.1(b) in respect of such Book-Entry Shares, and (B) to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) and any other amount such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b), in each case, without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration in respect of the Book-Entry Shares.

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(iv)     In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.3(c) shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(v)     All shares of Parent Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(d)     Dividends with Respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof in addition to the other amounts payable hereunder (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Shares.

(e)     Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration to which they are entitled under this ARTICLE III shall thereafter look only to the Surviving Entity for payment of their claims with respect thereto.

(f)     No Liability. None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g)     Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Entity; provided, however, that (i) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this ARTICLE III and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events, without interest, so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any net profit resulting from, or interest or income produced by, such investments, shall be property of, and paid to, Parent.

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Section 3.4     Stock Options; Restricted Stock Units; Restricted Stock; Phantom Shares. All of the provisions of this Section 3.4 shall be effectuated without any action on the part of the holder of any Company Option, Company Restricted Stock and/or Company Phantom Shares.

(a)     Treatment of Company Options. At the Effective Time, each In-The-Money Company Option which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall become vested and exercisable and shall thereafter be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Effective Time, except that, from and after the Effective Time, (i) each such In-The-Money Company Option will be exercisable for that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such In-The-Money Company Option as of immediately prior to the Effective Time and (y) the Exchange Ratio, and (ii) the per share exercise price for the shares of Parent Common Shares issuable upon exercise of such assumed In-The-Money Company Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Company Common Stock at which such assumed In-The-Money Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. Any Company Option outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration immediately prior to the Effective Time shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Option, and all rights with respect to such Company Option shall terminate as of the Effective Time.

(b)     Treatment of Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Restricted Stock Unit) immediately prior to the Effective Time, except that, from and after the Effective Time, each such Company Restricted Stock Unit will be converted into a number of restricted stock units covering that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

(c)     Treatment of Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such awards of Company Restricted Stock) immediately prior to the Effective Time, except that, from and after the Effective Time, each such share of Company Restricted Stock will be converted into a number of restricted shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Restricted Stock as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

(d)     Treatment of Company Phantom Shares. Each Company Phantom Share outstanding immediately prior to the Effective Time shall become fully vested and all restrictions with respect thereto shall lapse immediately prior to the Effective Time, and each such Company Phantom Share shall be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Phantom Share and (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for such Company Phantom Share (the “Phantom Share Payment”). As of the Effective Time, each holder of Company Phantom Shares shall cease to have any rights

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with respect thereto, except the right to receive the Phantom Share Payment. Any Company Phantom Share outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Phantom Share, and all rights with respect to such Company Phantom Share shall terminate as of the Effective Time.

(e)     Company Assumed Awards. As soon as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall deliver to each holder of an In-The-Money Company Option, Company Restricted Stock Unit and share of Company Restricted Stock an appropriate notice setting forth such holder’s rights pursuant to such In-The-Money Company Option, Company Restricted Stock Unit or share of Company Restricted Stock, as applicable. Unless the shares of Parent Common Shares issuable upon exercise or settlement of the In-The-Money Company Option or upon vesting of the Company Restricted Stock Unit or share of Company Restricted Stock are otherwise covered by an existing registration statement on Form S-8 immediately upon the Effective Time, Parent shall prepare and file with the SEC such a registration statement with respect to such shares of Parent Common Shares no later than the Effective Time and Parent shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock remain outstanding (subject to blackout periods and similar restrictions in accordance with Parent’s policies). The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of any such registration statement.

(f)     Manner of Effecting. Prior to the Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to take all corporate action necessary to effectuate the provisions of this Section 3.4. From and after the Effective Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company Plans and in each award or other agreement evidencing or relating to any In-The-Money Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

Section 3.5     Withholding Rights. Parent, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares, such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, the Surviving Entity or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as applicable.

Section 3.6     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE III.

Section 3.7     Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement, so long as the provisions of Section 262 of the DGCL are applicable to the transaction.

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Section 3.8     Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Shares shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Shares multiplied by the VWAP of Parent Common Shares.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by the Company and delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of ARTICLE IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE IV of this Agreement to the extent such relationship is reasonably apparent on the face of such disclosure, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in Company SEC Filings publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Company SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Company SEC Filings, in each case, to the extent that such disclosure is cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1     Organization and Qualification; Subsidiaries.

(a)     The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)     Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)     Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person

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other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary.

(d)     Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2     Organizational Documents. The Company has made available to Parent complete and correct copies of (i) the Company’s certificate of incorporation, as amended and supplemented to date (the “Company Charter”) and the Company’s Bylaws, as currently in effect (the “Company Bylaws”), and (ii) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.

Section 4.3     Capital Structure.

(a)     The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”). At the close of business on August 28, 2015, (i) 20,142,627 shares of Company Common Stock were issued and 18,093,562 shares of Company Common Stock were outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,049,065 shares of Company Common Stock were held by the Company as treasury shares, (v) 117,020 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Options, 43,340 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock and 301,000 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock Units, in each case granted pursuant to the Company Plans, (vi) 570,876 shares of Company Common Stock are available for grant under the 2009 Plan and the 2011 Plan, and (vii) outstanding Company Phantom Shares representing the economic equivalent of 118,750 shares of Company Common Stock (none of which are reserved or issuable thereunder as of the date hereof). All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. There are no other rights to purchase or receive shares of Company Common Stock granted under the Company Benefit Plans or otherwise other than the Company Options, Company Restricted Stock Units and Company Restricted Stock.

(b)     All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(c)     Except as set forth in this Section 4.3 and the rights (the “Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock, or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking.

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As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Plans in the event the grantees fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d)     Section 4.3(d)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who, as of the close of business on August 28, 2015, held outstanding Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares, indicating, with respect to each Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Option, Company Restricted Stock Unit, Company Restricted Stock award or Company Phantom Share, the name of the Company Plan under which such Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share was granted and the exercise price (if applicable), date of grant, vesting schedule and expiration date thereof. All Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares, as applicable, were (i) granted, accounted for, reported and disclosed in accordance with the applicable Laws, accounting rules, stock exchange requirements and the terms and conditions of the applicable Company Plan and granted with an exercise price (if applicable) that is equal or greater than the fair market value of the Company Common Stock on the applicable grant date and (ii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Section 4.3(d)(ii) of the Company Disclosure Letter sets forth each employee or other Person with an offer letter or other contract or Company Benefit Plan that contemplates a grant of, or right to purchase or receive: (i) options or other equity awards with respect to the equity of the Company or (ii) other equity securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other equity securities and any promised terms thereof.

Section 4.4     Authority.

(a)     The Company has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to receipt of the Company Stockholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions contemplated by this Agreement are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement and the approval of the Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.

(b)     This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such

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enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)     The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Shares in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form F-4-”, and declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ, (iii) as may be required under the HSR Act, other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (vi) such filings as may be required in connection with state and local transfer Taxes, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6     Permits; Compliance with Law.

(a)     Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14, which are addressed solely in that Section, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially

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as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any Knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)     Neither the Company nor any Company Subsidiary is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17, which are the subject of the representations and warranties made therein), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)     Since January 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective officers or employees, directly or indirectly, has (i) made or received any payments in violation of any Law (including the U.S. Foreign Corrupt Practices Act), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under any Law (including the U.S. Foreign Corrupt Practices Act) (any such payment, a “Prohibited Payment”); (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d)     Each of the Company and the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i)     each of the Company and the Company Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii)     each of the Company and the Company Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii)     none of the Company and the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv)     there are no pending or, to the Company’s Knowledge, threatened claims or Actions against or involving the Company or any of the Company Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

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(v)     there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi)     to the Company’s Knowledge, neither the Company nor any Company Subsidiary is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity, software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

Section 4.7     SEC Filings; Company Financial Statements.

(a)     The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b)     Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules (the “Company Financial Statements”), was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)     The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed

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only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d)     None of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)     To the Knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2013 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8     Disclosure Documents.

(a)     None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not

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misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b)     The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form F-4, the Circular or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9     Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, (b) except as set forth on Section 6.1(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of Parent pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(v),Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(xi), or Section 6.1(b)(xv); or agreed to do any of the foregoing, and (c) there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10     Employee Benefit Plans.

(a)     Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. Each Company Benefit Plan has been maintained and administered in all material respects in accordance with its terms and applicable Laws.

(b)     Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to the Company’s Knowledge, no event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company and the Company Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan (other than routine benefits claims) and no such Company Benefit Plan is under audit or investigation by any Governmental Authority.

(c)     None of the Company, any Company Subsidiaries or any of their ERISA Affiliates, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law; or (iv) any plan established or maintained outside of the United States or for the benefit of current or former employees of the Company or any Company Subsidiaries residing outside the United States.

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(d)     Except as set forth in Section 4.10(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of any Company or Company Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by the Company or any Company Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company or any Company Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any Company Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 4.11     Labor and Other Employment Matters.

(a)     Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.11(a) of the Company Disclosure Letter, with respect to employees of the Company or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to the Company’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of the Company, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b)     Except as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all Laws relating to hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 4.12     Material Contracts.

(a)     Section 4.12(a) of the Company Disclosure Letter sets forth all of the following Contracts to which the Company or any Company Subsidiary is a party, or by which any of the assets of the Company or any Company Subsidiary are bound, in each case as of the date hereof:

(i)     each contract or agreement in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any contract or agreement that will no longer be in effect following the Closing and (y) any contract or agreement that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by the Company or any Company Subsidiary without penalty;

(ii)     any Contract providing for any indemnification obligation or any guaranty by the Company or any Company Subsidiary, which indemnification or guaranty is material to the Company and its Subsidiaries, taken as a whole, other than (A) any Contract providing for indemnification of customers

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that is entered into in the ordinary course of business consistent with past practice and (B) any guaranty by the Company or a Company Subsidiary of any of the obligations of the Company or another Company Subsidiary;

(iii)     any Contract relating to the disposition (other than sales or distribution Contracts) or acquisition by the Company or any Company Subsidiary after the date of this Agreement of any material assets or properties, in each case involving consideration in excess of $500,000;

(iv)     any Contract providing that the Company or any Company Subsidiary shall not compete in any line of business or geographic area or that will restrict the Surviving Entity or any of its Affiliates from competing in any line of business or geographic area after the Closing Date;

(v)     any acquisition Contract pursuant to which the Company or any Company Subsidiary has “earn-out” or other contingent purchase price payment obligations, in each case, that have not been paid in full prior to the date hereof;

(vi)     any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case, relating to indebtedness for borrowed money, whether as borrower or lender, in each case, in excess of $500,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(vii)     any Contract which requires the expenditure by the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary reasonably believes that it will expend, more than $500,000 in the aggregate in any future 12-consecutive-month period and that is not terminable with notice of ninety (90) days or less without further liability to the Company or any Company Subsidiary;

(viii)     any material joint venture, strategic alliance, partnership or other similar agreement or arrangement involving a sharing of profits or expenses; and

(ix)     any sales or distribution Contract (or series of Contracts with a party or related parties) that provides for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $1,000,000.

(x)     Each Contract set forth on (or required to be set forth on) Section 4.12 of the Company Disclosure Letter is referred to herein as a “Company Material Contract.”

(b)     Each Company Material Contract is in full force and effect and is valid, binding and enforceable against the Company and/or any Company Subsidiary party thereto, and, to the Knowledge of the Company, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary has received any written notice of an event of default pursuant to the terms of any Company Material Contract.

Section 4.13     Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company

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Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority, nor, to the Knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14     Environmental Matters.

(a)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)     The Company and each Company Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii)     Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company and any Company Subsidiary under any applicable Environmental Law.

(iii)     Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary under any applicable Environmental Law.

(iv)     Neither the Company nor any Company Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v)     Neither the Company nor any Company Subsidiary has caused, and to the Knowledge of the Company, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(b)     This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15     Intellectual Property.

(a)     Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company or Company Subsidiary. The Company or a Company Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of the Company, valid and enforceable.

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(b)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, (iv) to the Knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which the Company or any Company Subsidiary is subject with respect to any material Intellectual Property and (vi) the Merger will not alter in a manner materially adverse to the Company or any Company Subsidiary, or materially impair the Company’s or any Company Subsidiary’s rights in, any Intellectual Property described in Section 4.15(b)(i).

(c)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor the Company Subsidiaries has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or a Company Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, and (ii) to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there have been no material security breaches in the information technology systems of the Company or the Company Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of the Company or a Company Subsidiary.

Section 4.16     Properties.

(a)     Except as set forth in Section 4.16(a) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries own or has any options to purchase any real property. The Company has provided Parent true, correct and complete copies of all leases or Contracts (and all amendments, modifications, supplements, renewals, extensions and guarantees related thereto) under which the Company or the Company Subsidiaries lease, use, occupy, or have the right to lease, use or occupy any real property (such leases and Contracts together with all amendments, modifications, supplements, renewals, exhibits, schedules, extensions and guarantees related thereto, are hereby referred to individually as a “Real Property Lease” and collectively, as the “Real Property Leases”). Each Real Property Lease contains the street address of the real property that is leased pursuant to each Real Property Lease (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). No Person other than the Company or the Company Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. The Company and the Company Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. The Company and the Company Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), the Company and the Company Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and

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enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by the Company or a Company Subsidiary under any Real Property Lease, or, to the Knowledge of the Company or the Company Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company or the Company Subsidiaries.

Section 4.17     Taxes.

(a)     The Company and each Company Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b)     (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c)     The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d)     There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e)     Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f)     There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(g)     Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any Company

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Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h)     Neither the Company nor any Company Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)     The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j)     Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k)     Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l)     This Section 4.17 contains the exclusive representations and warranties of the Company with respect to tax matters.

Section 4.18     Insurance. The Company maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in the Company’s judgment, reasonable for the business and Assets of the Company and the Company Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19     Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan and & Co. (“J.P. Morgan”) that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock.

Section 4.20     Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Section 203 of the DGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

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Section 4.21     Vote Required. The affirmative vote or consent of holders of not less than a majority of all outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.22     Brokers. No broker, finder or investment banker (other than J.P. Morgan) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23     Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24     Affiliate Transactions. Except as set forth in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25     Products Liability.

(a)     Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, (i) there is no Action before any Governmental Authority pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary involving any products manufactured, produced, distributed or sold by or on behalf of the Company or any Company Subsidiary (including any parts or components) (collectively, “Products”), or class of claims or lawsuits involving the same or similar Product which is pending or, to the Company’s Knowledge, threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product, or any alleged failure to warn, or from any breach of implied warranties or representations, and (ii) to the Knowledge of the Company, there has not been, within the past three (3) years, any Occurrence.

(b)     Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, to the Company’s Knowledge, each Product manufactured, sold, leased, or delivered by the Company and any Company Subsidiary has been in conformity in all material respects with all applicable material contractual commitments and all applicable material express and implied warranties, and neither the Company nor any Company Subsidiary has any liability (and, to the Knowledge of the Company, there is no basis for any present or future proceeding against any of them giving rise to any liability) for replacement or repair thereof or other damages in connection therewith (excluding customary warranty claims with respect to individual defected products). The Company has previously provided Parent with copies of the standard terms and conditions of sale or lease for each Product sold or leased by the Company and any Company Subsidiary (containing applicable guaranty, warranty, and indemnity provisions).

(c)     Except as set forth in Section 4.25 of the Company Disclosure Letter, the Company and the Company Subsidiaries have no material liability (and, to the Company’s Knowledge, there is no basis for any present or future proceeding against any the Company or any Company Subsidiary giving rise to any material liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product manufactured, sold, leased, or delivered by the Company or any Company Subsidiary.

Section 4.26     No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE V, the Company acknowledges that neither Parent nor any other Person or entity on

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behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by Parent and delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of ARTICLE V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), (b) as disclosed in Parent SEC Filings, publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Parent SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Parent SEC Filings, in each case to the extent that such disclosure is cautionary, predictive or forward-looking in nature), or (c) as disclosed by Parent and made publicly available under the profile of Parent on the System for Electronic Document Analysis Retrieval (“SEDAR”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 5.1     Organization and Qualification; Subsidiaries.

(a)     Parent is a corporation duly organized, validly existing and in good standing under the laws of Alberta, Canada, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)     Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)     Each of Weichai Westport and each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties

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and to carry on its business as it is now being conducted. Each of Weichai Westport and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d)     Except as disclosed in Section 5.1(d) of the Parent Disclosure Letter, none of Parent, Merger Sub or any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term investment securities).

Section 5.2     Organizational Documents. Parent has made available to the Company complete and correct copies of (i) Parent’s articles of incorporation, as amended (the “Parent Articles”) and Bylaws, as currently in effect (the “Parent Bylaws”), (ii) Merger Sub’s charter and bylaws, as currently in effect, and (iii) the organizational documents of each of Weichai Westport and each Parent Subsidiary, each as in effect on the date hereof.

Section 5.3     Capital Structure.

(a)     The authorized capital of Parent consists of an unlimited number of common shares and an unlimited number of preferred shares (the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Stock”). At the close of business on August 28, 2015, (i) 64,183,191 Parent Common Shares were issued and outstanding, (ii) no Parent Preferred Shares were issued and outstanding, and (iii) 9,650,493 Parent Common Shares were reserved for future issuance in respect of awards outstanding under the Parent Benefit Plans, consisting of 11,570 Parent Common Shares reserved for issuance upon exercise of outstanding options and 9,638,923 Parent Common Shares reserved for issuance upon conversion or settlement of outstanding performance and restricted share units under the Parent Benefit Plans. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and non-assessable, and all Parent Common Shares to be issued as the Merger Consideration or as Stock Award Payments, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. Other than the Parent Preferred Shares, no class of Parent shares is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Shares may vote.

(b)     At the close of business on August 31, 2015, all of the Merger Sub Common Shares were owned by Parent. All of the Merger Sub Common Shares are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Common Shares may vote.

(c)     All of the outstanding shares of capital stock of CWI that are owned directly or indirectly by Parent, and all of the outstanding shares of capital stock of each of the other Parent Subsidiaries that is a corporation, are duly authorized, validly issued, fully paid and nonassessable. All equity interests owned directly or indirectly by Parent in Weichai Westport and all equity interests of each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries (other than CWI) which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(d)     Except as set forth in this Section 5.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of

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any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Common Shares or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Benefit Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Common Shares or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

Section 5.4     Authority.

(a)     Each of Parent and Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval and the Parent Name Change Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject with respect to the Merger, to receipt of the Parent Shareholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions contemplated by this Agreement are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to this Agreement and the other transactions contemplated hereby (the “Parent Recommendation”) and to include such recommendation in the Circular.

(b)     This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.5     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub will not (i) assuming receipt of the Parent Shareholder Approval and the Parent Name Change Approval, conflict with or violate any provision of the Parent Articles or Parent Bylaws, Merger Sub’s charter or bylaws or any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods

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thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which Parent, Merger Sub or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)     The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) the Form F-4, and the declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ (including the filing of a Supplemental Listing Application with the NASDAQ, if applicable, in connection with the issuance of the Merger Consideration), (iii) as may be required under the HSR Act and other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, (vii) the filings with the Canadian Securities Commissions and the furnishing of such filings to the SEC as may be required in connection with this Agreement and the transactions contemplated hereby, including the information circular in connection with the Parent Shareholder Meeting (the “Circular”), and (viii) the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement and the approval for listing on the TSX of the Merger Consideration issuable pursuant to this Agreement, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6     Permits; Compliance with Law.

(a)     Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub, each other Parent Subsidiary and, to the Knowledge of Parent, Weichai Westport is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub, each other Parent Subsidiary and Weichai Westport to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport has received any claim or notice nor has any Knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

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(b)     None of Parent, Merger Sub, any other Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport or by which any property or asset of Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17, which are the subject of the representations and warranties made therein), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)     Since January 1, 2013, none of Parent, any Parent Subsidiary or, the Knowledge of Parent, Weichai Westport, or, to the Knowledge of Parent, any of their respective officers or employees, directly or indirectly, has (i) made or received any Prohibited Payment; (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d)     Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, Weichai Westport has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i)     each of Parent and the Parent Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii)     each of Parent and the Parent Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii)     none of Parent and the Parent Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv)     there are no pending or, to Parent’s Knowledge, threatened claims or Actions against or involving Parent or any of the Parent Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

(v)     there are no actions, conditions or circumstances pertaining to Parent’s or any Parent Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi)     to Parent’s Knowledge, none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity, software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

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Section 5.7     SEC Filings; Canadian Filings; Financial Statements.

(a)     Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b)     Each of Parent’s consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)     Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials

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relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d)     None of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e)     To the Knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since January 1, 2013 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

(f)     Parent has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, including all reports, schedules, registration statements or other documents that it was required to file since January 1, 2013 with the TSX, the Canadian provincial securities commissions (collectively, the “Canadian Securities Commissions”), or with other Governmental Authorities or pursuant to applicable federal, state or provincial securities Laws (the “Parent Canadian Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No publicly available final registration statement, prospectus, report, form, schedule, release or proxy material (including any financial statements or schedules included or incorporated by reference therein) filed since January 1, 2013 and prior to the close of business on the date hereof by Parent with the Canadian Securities Commissions or pursuant to the applicable securities Laws of the provinces of Canada and the respective regulations and rules made thereunder, including the regulations and rules of the TSX, together with all applicable published policy statements, notices, blanket orders and rulings and all discretionary orders or rulings, if any, of the Canadian Securities Commissions and the TSX (collectively, “Canadian Securities Laws”) (collectively, the “Parent Securities Documents”), as of their respective dates or, if amended or superseded prior to the date of this Agreement, as of the date of such amendment or applicable subsequent filing, contained a misrepresentation (as defined under Canadian Securities Laws). As of their respective filing dates, or if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, all Parent Securities Documents complied as to form in all material respects with the applicable requirements of Canadian Securities Laws. Parent and its Subsidiaries are engaged in all material respects only in the business described in the Parent SEC Filings and the Parent Canadian Filings contain a complete and accurate description in all material respects of the business of Parent and its Subsidiaries, taken as a whole. Parent has not filed any confidential material change report with any Canadian Securities Commissions which as of the date hereof remains confidential.

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Section 5.8     Disclosure Documents.

(a)     None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.
(b)     The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form F-4 or the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9     Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 5.9 of the Parent Disclosure Letter, (a) Parent and each Parent Subsidiary has conducted its business in the ordinary course consistent with past practice, (b), neither the Parent nor any Parent Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of the Company pursuant to Section 6.2(b)(i), Section 6.2(b)(ii), or Section 6.2(b)(vii), or agreed to do any of the foregoing, and (c) there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10     Employee Benefit Plans.

(a)     Section 5.10(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan. Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and applicable Laws.

(b)     Each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to Parent’s Knowledge, no event has occurred that could be reasonably expected to adversely affect the qualified status of any such Parent Benefit Plan. To Parent’s Knowledge, neither Parent nor any Parent Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Benefit Plan that could result in material liability to Parent and the Parent Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Parent, is threatened against or with respect to any such Parent Benefit Plan (other than routine benefits claims) and no such Parent Benefit Plan is under audit or investigation by any Governmental Authority.

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(c)     None of Parent, any Parent Subsidiaries or any of their ERISA Affiliates, has or could reasonably be expected to have material liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law.

(d)     Except as set forth in Section 5.10(d) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of Parent or any Parent Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by Parent or any Parent Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of Parent or any Parent Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Parent or any Parent Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 5.11     Labor and Other Employment Matters.

(a)     Neither Parent nor any of the Parent Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonable be expected to have a Parent Material Adverse Effect, with respect to employees of Parent or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to Parent’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of Parent, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b)     Except as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is in compliance with all Laws relating to the hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 5.12     Material Contracts. All Parent Material Contracts have been filed as exhibits to the Parent SEC Filings or included in the Parent Canadian Filings, as the case may be, made through and including the date of this Agreement. Each Parent Material Contract is in full force and effect and is valid, binding and enforceable against Parent and/or any Parent Subsidiary party thereto, and, to the Knowledge of Parent, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have,

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individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received any written notice of an event of default pursuant to the terms of any Parent Material Contract.

Section 5.13     Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened by or before any Governmental Authority, nor, to the Knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against Parent, Merger Sub, any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14     Environmental Matters.

(a)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i)     Parent and each Parent Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii)     Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent and any Parent Subsidiary under any applicable Environmental Law.

(iii)     Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary under any applicable Environmental Law.

(iv)     Neither Parent nor any Parent Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v)     Neither Parent nor any Parent Subsidiary has caused, and to the Knowledge of Parent, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by Parent or any Parent Subsidiary under Environmental Law.

(b)     This Section 5.14 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15     Intellectual Property.

(a)     Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent or a Parent Subsidiary. Except as set forth in Section 5.15(a) of the Parent Disclosure Letter, Parent or a Parent Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of Parent, valid and enforceable.

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(b)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) Parent and the Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent and the Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary, (iv) except as set forth in Section 5.15(b)(iv) of the Parent Disclosure Letter, to the Knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which Parent or any Parent Subsidiary is subject with respect to any material Intellectual Property, and (vi) the Merger will not alter in a manner materially adverse to Parent or any Parent Subsidiary, or materially impair Parent’s or any Parent Subsidiary’s rights in, any Intellectual Property described in Section 5.15(b)(i).

(c)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor the Parent Subsidiaries has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate Parent or a Parent Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, and (ii) except as set forth in Section 5.15(c)(ii) of the Parent Disclosure Letter, to the Knowledge of Parent, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of the Parent, there have been no material security breaches in the information technology systems of Parent or the Parent Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of Parent or a Parent Subsidiary.

Section 5.16     Properties.

(a)     Except as set forth on Section 5.16(a) of the Parent Disclosure Letter, neither Parent nor the Parent Subsidiaries own or has any options to purchase any real property. Parent has provided the Company true, correct and complete copies of all Real Property Leases. No Person other than Parent or the Parent Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. Parent and the Parent Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. Parent and the Parent Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), Parent and the Parent Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by Parent or a Parent Subsidiary under any Real Property Lease, or, to the Knowledge of Parent or the Parent Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than Parent or the Parent Subsidiaries.

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Section 5.17     Taxes.

(a)     Parent, Merger Sub and each other Parent Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b)     (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of Parent, Merger Sub or any other Parent Subsidiary; (ii) no deficiency for Taxes of Parent, Merger Sub or any other Parent Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) none of Parent, Merger Sub or any other Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) none of Parent, Merger Sub or any of the other Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c)     Parent, Merger Sub and the other Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d)     There are no Tax Liens upon any property or assets of Parent, Merger Sub or any other Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e)     Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f)     There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(g)     Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h)     Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)     Parent has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a

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“reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j)     Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k)     Neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l)     This Section 5.17 contains the exclusive representations and warranties of Parent with respect to tax matters.

Section 5.18     Insurance. Parent maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in Parent’s judgment, reasonable for the business and Assets of Parent and the Parent Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19     Opinion of Financial Advisor. Parent Board has received the opinion of Rothschild Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent.

Section 5.20     Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and (ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.

Section 5.21     Brokers. No broker, finder or investment banker (other than Rothschild Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22     Investment Company Act. None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

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Section 5.23     Ownership of Merger Sub; No Prior Activities.

(a)     Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly or indirectly by Parent.

(b)     Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.24     Ownership of Company Common Stock. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.25     Affiliate Transactions. Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.26     No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person or entity on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.1     Conduct of Business by the Company.

(a)     The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Company and the Company Subsidiaries, and keep available the services of its present officers and key employees.

(b)     Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be

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unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i)     amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary);

(ii)     declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii)     except as otherwise contemplated in Section 6.1(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Company and the Company Subsidiaries;

(iv)     grant, issue, confer, award, except as may be specifically required under a Company Benefit Plan in effect as of the date hereof and listed in Section 4.10(a) of the Company Disclosure Letter, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of the Company or any of the Company Subsidiaries (except issuances in connection with the exercise or settlement of Company Options, Company Restricted Stock Units, shares of Company Restricted Stock or Company Phantom Shares outstanding on the date of this Agreement in accordance with their terms);

(v)     acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

(vi)     sell, pledge, lease, dispose of, abandon, permit to lapse or encumber (other than a Permitted Lien) any material property or assets, other than disposition of inventory in the ordinary course of business;

(vii)     incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s Securitization Documents or (B) Indebtedness incurred to refinance or refund any existing Indebtedness or Indebtedness permitted under this Agreement;

(viii)     make any loans, advances or capital contributions to, or investments in, any other Person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to a Company Benefit Plan or otherwise, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary or (B) advances subject to repayment or right of set-off not in excess of $5,000 to employees in the ordinary course of employment relations and consistent with the Company’s policies on advancement of expenses in effect as of the date hereof;

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(ix)     materially amend, modify or consent to the termination of any Company Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(x)     except as required pursuant to any Company Benefit Plans in effect as of the date hereof and listed in Section 4.10(a) of the Company Disclosure Letter, as otherwise required by Law, (A) hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without the payment of any severance or other payment or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary; (B) increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary (other than promotion-related increases of base salary in the ordinary course of business consistent with past practice), (C) grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (D) enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (E) except as specifically provided herein, accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary, (F) establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof, (G) forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary, or (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(xi)     make any material change to its methods of accounting in effect at December 31, 2014, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(xii)     fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ), subject to extensions permitted by Law;

(xiii)     make, change or rescind any election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes;

(xiv)     take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

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(xv)     adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xvi)     enter into any Contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) (other than the Company or a Company Subsidiary) or an Affiliate of a Related Person (other than the Company or a Company Subsidiary), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii)     waive, release, assign, settle or compromise any Action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, (A) require the payment of monetary damages by the Company or any Company Subsidiary after the date hereof of $500,000 per Action or $1,000,000 in the aggregate or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and the Company Subsidiaries, taken as a whole;

(xviii)     fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xix)     take, or agree in writing or otherwise to take any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements hereunder;

(xx)     take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxi)     authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

Section 6.2     Conduct of Business by Parent.

(a)     Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Parent and the Parent Subsidiaries, and keep available the services of its present officers and key employees.

(b)     Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any of the Parent Subsidiaries to, do any of the following:

(i)     amend or propose to amend the Parent Articles or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

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(ii)     declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii)     except as otherwise contemplated in Section 6.2(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Parent and the Parent Subsidiaries;

(iv)     grant, issue, confer or award or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Parent’s or any of the Parent Subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan of Parent or any Parent Subsidiary (except as (i) explicitly provided by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement, (ii) except in the ordinary course of business consistent with past practice or (iii) as may be required under agreements executed prior to the date of this Agreement or under any existing Parent Benefit Plan);

(v)     acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof that would, or would reasonably be expected to, prevent, delay or materially impair the ability of Parent or Merger Sub to consummate the Merger before the Outside Date;

(vi)     adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(vii)     fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ and the TSX), subject to extensions permitted by Law;

(viii)     incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Parent Subsidiary);

(ix)     take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(x)     take, or agree in writing or otherwise to take any other action that would prevent Parent from performing, or cause Parent not to perform, any of its covenants and agreements hereunder;

(xi)     take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied; or

(xii)     authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

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(c)     Notwithstanding anything herein to the contrary, CWI shall not be deemed to be a “Parent Subsidiary” for purposes of this Section 6.2.

Section 6.3     Preparation of Form F-4 , Circular and Proxy Statement; Stockholder Meetings.

(a)     As promptly as reasonably practicable, and in any event within 40 days following the date of this Agreement (or, if such date is not a Business Day, the next succeeding Business Day), (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement, and (ii) the Company and Parent shall prepare, and Parent shall cause to be filed with the SEC, the Form F-4, which will include the Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form F-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, Proxy Statement and the Circular. The Form F-4, Proxy Statement and the Circular shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or the Canadian Securities Commissions, as applicable, or any request from the SEC or the Canadian Securities Commissions, as applicable, for amendments or supplements to the Form F-4, the Circular or Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC or the Canadian Securities Commissions, as applicable, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC or the Canadian Securities Commissions with respect to the Circular or the Form F-4, as applicable. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement or any other materials used in connection with the Company Stockholder Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or mailing the Circular or any other materials used in connection with the Parent Shareholder Meeting that constitute an “information circular”, “proxy-related materials” or are otherwise used for the “solicitation” of “proxies” as those terms are used under applicable Canadian securities Law or “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or responding to any comments of the SEC or the Canadian Securities Commissions, as applicable, with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent will advise the Company promptly after it receives notice of the issuance by any Canadian Securities Commission, any other securities regulatory authority, the TSX or by any other Governmental Authority of any order to cease or suspend trading of any securities of Parent or the institution or threat of institution of any proceeding for that purpose. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

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(b)     If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, the Circular or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC and the Canadian Securities Commissions, as applicable, of any necessary amendment of, or supplement to, the Proxy Statement, the Circular or the Form F-4 and, to the extent required by Law, in making or otherwise disseminating the information contained in such amendment or supplement to stockholders of the Company or Shareholders of Parent, as applicable. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c)     As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. Without the prior written consent of Parent, the adoption of this Agreement by the stockholders of the Company and related matters shall be the only proposals to be submitted to, or voted on by, the stockholders of the Company at the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.5(d). Notwithstanding anything in this Agreement to the contrary, the Company shall not postpone or adjourn the Company Stockholder Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed), other than (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) in the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company Board has determined, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting.

(d)     As promptly as reasonably practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Articles and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Circular to be mailed to the shareholders of Parent and to hold the Parent Shareholder Meeting as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval and the Parent Name Change Approval, include such recommendations in the Circular and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval and Parent Name Change Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 6.5(e).

Section 6.4     Access to Information; Confidentiality.

(a)     During the Interim Period, to the extent permitted by applicable Law and Contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours and

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upon reasonable advance notice to all of their respective properties, offices, books, Contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request. Without limiting the foregoing, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement, the Company shall maintain, or cause to be maintained, and provide Parent and its Representatives continued access to, the Data Site, and shall not remove any documents or information loaded onto the Data Site prior to, on or after the date hereof. The Company shall not remove any of the documents or items provided in the Data Site through and including the Closing Date.

(b)     This Section 6.4 shall not require either the Company or Parent to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel) of such party (i) would reasonably be expected to result in any violation of any Contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel) could be, future litigation or (ii) is reasonably pertinent to any litigation, if any, in which such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties; provided, that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 6.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable Third Party to any such Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(c)     Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.5     Acquisition Proposals.

(a)     Subject to the other provisions of this Section 6.5, during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent not to, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) engage in any discussions or

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negotiations regarding, or furnish to any Third Party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Third Party in connection with, any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(b)) providing for or relating to a Company Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b)     Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the requisite Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or simultaneously with providing it to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)     The Company shall notify Parent promptly (and in any event within twenty-four (24) hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Company Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Company Acquisition Proposal or Inquiry and all of the material terms and conditions of any Company Acquisition Proposal or Inquiries. The Company shall also promptly notify Parent if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(c) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d)     Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Company Acquisition Proposal within five (5) business days of the request of Parent and reaffirm the Company Recommendation within five (5) business days (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), a “Company Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to (x) terminate this Agreement to enter into a definitive agreement, including an Alternative Acquisition Agreement, with respect to a Superior Proposal, subject to compliance with Section 6.5(f) and Section 8.3, if the Company Board (A) has received a Company Acquisition Proposal that, in the good faith determination of the Company Board, after consultation with its

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financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to, Section 6.5(f), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) effect a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)     Except as permitted by this Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to the Company or the Parent Recommendation, or (ii) fail to include the Parent Recommendation in the Circular or any Schedule 14D-9, as applicable (any of the actions described in clauses (i) or (ii), a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, and subject to compliance with Section 6.5(g) and Section 8.3, the Parent Board shall be permitted to effect a Parent Adverse Recommendation Change if, after the date of this Agreement a Parent Intervening Event has occurred or arisen and the Parent Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)     The Company Board shall not be entitled to terminate this Agreement or effect a Company Adverse Recommendation Change as permitted under Section 6.5(d) in circumstances involving or relating to a Company Acquisition Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Merger Sub that the Company intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms need not include the identity of the Third Party), (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 6.5(f); provided, however, that references to the five (5) Business Day period above shall then be deemed to be references to a three (3) Business Day period.

(g)     Other than in connection with a Company Acquisition Proposal (which shall be subject to Section 6.5(f) and shall not be subject to this Section 6.5(g)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent five (5) Business Days written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Adverse Recommendation Change, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 6.5(g), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such five (5) Business Day period, shall have determined in good faith, after consultation

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with its outside legal counsel and financial advisors, that the Company Board’s fiduciary duties under applicable Law would continue to require a Company Adverse Recommendation Change with respect to such Company Intervening Event.

(h)     Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Recommendation to the Company’s stockholders in favor of the Merger shall be deemed to be an Company Adverse Recommendation Change.

(i)     The Company shall, and shall cause each of the Company Subsidiaries and its and their officers and directors, managers or equivalent, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries to immediately cease any existing discussions, negotiations or communications (including discontinuing access to the Data Site) with any Person conducted heretofore with respect to any Company Acquisition Proposal. The Company shall, within ten (10) Business Days of the date hereof, request that, and use all commercially reasonable efforts to cause, all Third Parties who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the twelve (12) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that the Company is entitled to have such information returned or destroyed).

(j)     For purposes of this Agreement:

(i)     “Company Acquisition Proposal” shall mean any unsolicited bona fide indication of interest, inquiry, proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole as determined on a book-value basis, or to which twenty percent (20%) or more of the consolidated revenues or earnings are attributable, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

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(ii)     “Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) on its most recently amended or modified terms, if amended or modified, made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the Person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of this Agreement proposed by Parent and Merger Sub in response to such proposal or otherwise, to be more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement. Reference to “this Agreement” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement by Parent.

(k)     Parent shall notify the Company promptly (and in any event within twenty-four (24) hours) after receipt of any Parent Acquisition Proposal or any request for nonpublic information relating to Parent or any Parent Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with Parent relating to a possible Parent Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Parent Acquisition Proposal or Inquiry and the material terms and conditions of any Parent Acquisition Proposal or Inquiries. Parent shall also promptly notify the Company if it enters into discussions or negotiations concerning any Parent Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(k) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

Section 6.6     Appropriate Action; Consents; Filings.

(a)     The parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings required to be made prior to the Effective Time by applicable foreign Antitrust Laws (collectively, “Foreign Antitrust Approvals”) with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the submission or filing of a Notification and Report Form pursuant to the HSR Act will be made within ten (10) Business Days of the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law. Each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Antitrust Laws, and to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by an Governmental Authority, in each case, to cause the Merger and the other transactions contemplated by this Agreement to occur prior to the Outside Date, including but not limited to (x) promptly complying with or modifying any request for additional information (including any second request) by any Governmental Authority, (y) if necessary to obtain clearance by any Governmental Authority before the Outside Date, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of the Company and Parent and their respective Subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of the Company and Parent and their respective Subsidiaries, and (z) contesting, defending and appealing any lawsuit or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry,

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enactment or promulgation thereof; provided, however, that in no event shall the Company or Parent or any of their respective Subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by this Agreement.

(b)     Upon the terms and subject to the conditions set forth in this Agreement (including Section 6.5), and except with regard to the Antitrust Laws which shall be governed by Section 6.6(a), each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in ARTICLE VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(c)     In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and Parent shall use, and cause each of its Subsidiaries to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any Third Party consents not covered by Sections 6.6(a) and 6.6(b) that are necessary, proper or advisable to consummate the Merger. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(c) shall not be considered a condition to the obligations of Parent and Merger Sub to consummate the Merger.

(d)     Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority.

(e)     Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, without the prior written consent of Parent, none of the Company, any of the Company Subsidiaries or any of the Company’s or Company Subsidiary’s Representatives, shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The Company shall cooperate with Parent and the Merger Sub with respect to accommodations that may be requested or appropriate to obtain such consents.

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Section 6.7     Notification of Certain Matters; Transaction Litigation.

(a)     The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)     The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of (i) any inaccuracy of any representation or warranty of the Company or Parent, as applicable, contained herein at any time during the term hereof, (ii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VII and (iii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VII; provided that, in the case of clauses (i), (ii) and (iii), the failure to comply with this Section 6.7(b) shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VII, or give rise to any right to terminate this Agreement under Article VIII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

(c)     The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Parent and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Section 6.8     Public Announcements. Except as otherwise required by this Agreement, neither the Company, Parent nor Merger Sub shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the existence or any subject matter relating to, or terms or conditions of, this Agreement unless mutually approved by Parent and the Company, prior to release, announcement or disclosure; provided, however, that a party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such party’s equity securities are traded, provided that such Party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same. The Merger and this Agreement will be publicly announced in a mutually agreed form and at a mutually agreed time by Parent and Company.

Section 6.9     Directors’ and Officers’ Indemnification and Insurance.

(a)     Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the Indemnitees as provided in the Company Charter or the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws

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(or comparable organizational or governing documents) shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Surviving Entity shall (and Parent shall cause the Surviving Entity to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by the Company Charter or Company Bylaws, or the articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) of any of the Company Subsidiaries, in each case, as in effect on the date of this Agreement, or applicable Law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b)     Without limiting the provisions of Section 6.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee or employee of the Company or any of the Company Subsidiaries, or (y) this Agreement and any of the transactions contemplated hereby, including the Merger; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.9(b) or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.9(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c)     Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and with policy limits no less than the limits on the Company’s existing policies as long as the annual premium does not exceed 300% of the annual premium under the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the

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Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)     The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e)     Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Merger in accordance with its terms and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, commercially reasonable efforts shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9.

Section 6.10     Employee Benefit Matters.

(a)     During the one (1)-year period commencing at the Effective Time, Parent shall, or shall cause the Surviving Entity to, provide to each employee of the Company and any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and continues to be employed by the Surviving Entity or any of the Company Subsidiaries immediately following the Effective Time (each a “Company Employee”) (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such Company Employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the Effective Time and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to the Company Employees by the Company and the Company Subsidiaries as of immediately prior to the Effective Time.

(b)     Parent shall provide, or shall cause the Surviving Entity to provide, to each Company Employee whose employment with the Surviving Entity, Company Subsidiaries and its Affiliates is involuntarily terminated in a severance-qualifying manner during the one (1)-year period following the Effective Time, severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that would have been provided to such Company Employee pursuant to the terms of the severance pay arrangements maintained by the Company and the Company Subsidiaries upon such an involuntary severance-qualifying termination of employment immediately prior to the Effective Time.

(c)     For purposes of eligibility and vesting, benefit accrual and determination of level of benefits under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Parent Subsidiaries, the Company Subsidiaries, the Surviving Entity and any of its subsidiaries or any respective

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Affiliate thereof providing benefits to any Company Employees after the Closing (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, except (i) for New Plans as to which employees who are similarly situated to the Company Employees are not provided such service credit or (ii) where such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, with respect to any plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall use commercially reasonable efforts to cause: (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before such replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents (except to the extent such restrictions were applicable and not satisfied by the Company Employee as of the Effective Time under the comparable Company Benefit Plan), and any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)     Prior to making any material broad-based written or oral communications to the directors, officers or employees of the Company or the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e)     The parties hereto acknowledge and agree that all provisions contained in this Section 6.10 with respect to employees of the Company and the Company Subsidiaries are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied (i) in any other person, including employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or (ii) to continued employment with Parent or any Parent Subsidiary. Notwithstanding anything in this Section 6.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plans of the Company or Parent.

Section 6.11     Certain Tax Matters.

(a)     Company, Parent and Merger Sub shall each use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) to provide such information as reasonably requested by the Company in connection with the Company’s request for an IRS private letter ruling and/or for an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to the Company, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the Merger, including executing and delivering officer’s certificates containing representations from the officers of the Company and Parent in connection with such IRS private letter ruling and/or opinions, as applicable.

(b)     Neither Parent nor the Company shall take or fail to take (and, following the Merger, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be

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expected to (i) cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. With respect to the Merger, if applicable, Parent will (and following the Merger, Parent will cause the Company to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(c)     If the Company obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the Merger is not subject to Section 367(a)(1) of the Code, Parent will make commercially reasonable arrangements with each five-percent transferee shareholder (as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) and each “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(ii)), if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2).

(d)     Parent and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Times. Parent shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority (or for which its shareholders are primarily liable), which becomes payable in connection with the Merger.

(e)     Prior to the Closing Date, the Company shall deliver to Parent a duly executed certificate, dated not more than thirty (30) days prior to the Closing Date, certifying that (A) the Company is not and in the preceding five-year period has never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder and (B) none of the Company Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in a form reasonably satisfactory to Parent.

Section 6.12     Dividends. In the event that a distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement (including pursuant to Section 6.1(b)(ii) above) has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to ARTICLE III of this Agreement.

Section 6.13     Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.14     Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.14, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Shares (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

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Section 6.15     Stock Exchange Listing. Parent shall cause the shares of Parent Common Shares to be issued in the Merger to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

Section 6.16     Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting in favor of adoption of this Agreement and approval of the Merger. The Company shall vote all shares of Parent Common Shares beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Shareholder Meeting in favor of adoption of this Agreement, approval of the Merger, and issuance of shares of Parent Common Shares in connection therewith.

Section 6.17     Post-Closing Directors and Officers.

(a)     Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) three members of the Parent Board to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board, (iii) the appointment of the three directors set forth on Exhibit C attached hereto or such other individuals as may be mutually agreed between Parent and the Company (the “Continuing Company Directors”) to fill the vacancies on the Parent Board resulting from such resignations, and (iv) each committee of the Parent Board to include such number of Continuing Company Directors as determined by Parent after taking into account each such Continuing Company Director’s relevant experience and expertise.

(b)     From and after the Closing, the Parent Board shall take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Continuing Company Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Continuing Company Director shall be subject to re-nomination in accordance with this Section 6.17(b) in the event such Continuing Company Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such Continuing Company Director’s re-nomination or (ii) to attend in-person at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such re-nomination. Notwithstanding anything in this Agreement to the contrary, in the event of the death, resignation or removal for cause of a Continuing Company Director, Parent and the Parent Board shall have no obligation to nominate or appoint a replacement Continuing Company Director to fill the vacancy created by such death, resignation or removal. The Continuing Company Directors shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Continuing Company Director in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

Section 6.18     Solicitation of Employees.

(a)     Prior to the Closing Date, neither the Company nor any of Company Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Parent or any Parent Subsidiary), solicit, or endeavor to cause, any employee of Parent or any Parent Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Parent or any Parent Subsidiary.

(b)     Prior to the Closing Date, neither Parent nor any Parent Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Company or any Company Subsidiary), solicit, or endeavor to cause, any employee of the

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Company or any Company Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Company or any Company Subsidiary.

Section 6.19     Amendment to Rights Agreement. The Company Board shall take all necessary action so that none of the performance by the respective parties hereto of their obligations hereunder, nor any of the transactions contemplated hereunder will cause (i) the Rights to become exercisable under the Rights Agreement; (ii) Parent or Merger Sub or any of their Affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement); or (iii) the “Stock Acquisition Date” (as defined in the Rights Agreement) to occur upon any such event. The “Separation Time” (as defined in the Rights Agreement) will not have occurred.

Section 6.20     Financial Statement Cooperation. To the extent requested by Parent during the Interim Period, the Company shall, and shall use commercially reasonable efforts to cause the independent auditors of the Company to, provide customary assistance to Parent and its underwriters in connection with the preparation of financial statements of the Company and its Subsidiaries and related information (collectively, the “Company Financial Information”) sufficient to enable Parent to prepare financial statements sufficient for inclusion in any registration statement under the Securities Act, including compliance with the applicable provisions of Regulation S-X, including making work papers available to Parent’s Representatives, the provision of “comfort letters” in customary form in connection with any offering or financing, delivery of consents to the inclusion of the financial statements required in connection with any offering or financing, participation in due diligence matters with respect to any offering or financing and assistance in responding to comments or questions from the SEC with respect to the Company Financial Information. The Company shall cause each of the Company’s Chief Executive Officer and Chief Financial Officer, in their capacity as officers of the Company, to execute officers’ certificates or management representation letters and deliver such officers’ certificates and management representation letters to the independent auditors of Parent with respect to the Company Financial Information, in a customary form and substance, to permit such auditors to issue unqualified reports with respect to the audited Company Financial Information and in connection with procuring the consent of such auditors to the inclusion of such financial information in connection with any offering or financing. Parent shall reimburse the Company for the reasonable costs and expenses incurred by the Company pursuant to this Section 6.20 (including fees and expenses payable to the independent auditors).

Section 6.21     Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Outside Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 6.22     Confidentiality. The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

Section 6.23     Automotive and Industrial Operations. Representatives of Parent and the Company jointly have developed an agreed upon business plan for the Automotive, Industrial and Operations Combined Company Project to be named the “Fuel Systems Automotive and Industrial Group” (the “Combined Company Project”), which they intend to implement within the 36 months following the Closing. Exhibit D hereto sets forth a list of the management team, who shall be officers of Fuel Systems Automotive and Industrial Group, to be charged

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with undertaking the implementation of the Combined Company Project. Consistent with the Combined Company Project, following the Closing the Surviving Entity the headquarters of the Automotive Division of the Fuel Systems Automotive and Industrial Group and its associated operations will be in Cherasco, Italy. Subject to Law and the reasonable business judgment of the Parent Board, Parent shall use commercially reasonable efforts to assist the implementation of the Combined Company Project, as may be modified from time to time by the management of the Fuel Systems Automotive Industrial Group and approved by Parent, by maintaining sufficient capital in the Fuel Systems Automotive Industrial Group consistent with the needs of the Fuel Systems Automotive Industrial Group to achieve the Combined Company Project as it may be modified from time to time.

Section 6.24     Sales and Distribution Contracts. As soon as reasonably practicable after the date hereof, the Company shall provide Parent with a schedule of any sales or distribution Contracts (or series of Contracts with a party or related parties) that provide for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $500,000 that had no previously been scheduled pursuant to Section 4.12.

ARTICLE VII.

CONDITIONS

Section 7.1     Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a)     Stockholder Approvals. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b)     No Restraints. No Governmental Authority having jurisdiction over the Company or Parent shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent. Without limiting the generality of the foregoing, (i) the waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) any mandatory waiting period or required consent under any other applicable Antitrust Laws shall have expired or been obtained; provided, that any order, decree or ruling with respect to foreign Antitrust Laws other than those set forth on Schedule 7.1(b) shall be disregarded for the purposes of this Section 7.1(b).

(c)     Form F-4. The Form F-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that has not been withdrawn.

(d)     Listing. The Parent Common Shares to be issued in the Merger shall have been authorized for listing on the NASDAQ and the TSX, subject to official notice of issuance.

(e)     TSX Acceptance. Parent shall have received the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement.

Section 7.2     Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement

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are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a)     Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statute), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)     Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)     Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.3     Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a)     Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.21 (Brokers) and Section 5.22 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b)     Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)     Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)     Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval (except as otherwise expressly noted), as follows:

(a)     by mutual written agreement of each of Parent and the Company; or

(b)     by either Parent or the Company, if:

(i)     the Effective Time shall not have occurred on or before April 30, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date; provided further that if the waiting period applicable to the transactions contemplated by the Agreement under the HSR Act shall not have expired or been terminated or any other mandatory waiting period or required consent under any other applicable Antitrust Laws that is a condition to the party’s obligations to effect the Merger under Section 7.1(b) shall not have expired or been obtained, then the Outside Date shall be extended until August 31, 2016;

(ii)     any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement; or

(iii)     the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement;

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(iv)     the Parent Shareholder Approval shall not have been obtained at a duly held Parent Shareholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Parent if the failure to obtain such Parent Shareholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement; or

(c)     by the Company, if:

(i)     Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied;

(ii)     the Company Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of Section 6.5; provided, that the right to terminate under this Section 8.1(c)(ii) shall not be available after the receipt of the Company Stockholder Approval; provided, further, that any such purported termination pursuant to this Section 8.1(d)(ii) shall be void and of no force or effect unless the Company has complied with Section 8.3(a); provided, further, however, that in the event of such termination, the Company substantially concurrently enters into such Alternative Acquisition Agreement; or

(iii)     if (x) the Parent Board authorizes, approves or recommends a Parent Acquisition Proposal; (y) Parent or any Parent Subsidiary enters into a written Contract relating to a Parent Acquisition Proposal (other than a confidentiality agreement); or (z) Parent or any Parent Subsidiary consummates any transaction regarding a Parent Acquisition Proposal.

(d)     by Parent, if:

(i)     the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub are then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied, or

(ii)     prior to the receipt of the Company Stockholder Approval, (A) a Company Adverse Recommendation Change shall have occurred, (B) a material and willful breach of any of the Company’s obligations under Section 6.5 by (directly or indirectly) the Company’s or any Company Subsidiary’s officers, directors or Representatives shall have occurred or (C) the Company or any Company Subsidiary or the Company Board shall have approved, recommended, adopted or entered into, or publicly announced its intention to approve, recommend, adopt or enter into, an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) whether or not permitted by Section 6.5.

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Section 8.2     Effect of Termination. In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6,ARTICLE IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

Section 8.3     Termination Fee.

(a)     In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(b)     In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.

(c)     In the event that, prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A), then the Company shall pay to Parent the Expenses of Parent within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of Parent. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal”) for all purposes under this Section 8.3(c), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.1(a). Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in this Section 8.3(c) shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A).

(d)     In the event that, prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then Parent shall pay to the Company the Expenses of the Company within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of the Company. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the

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Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal for all purposes under this Section 8.3(d), then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal. The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in this Section 8.3(d) shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.

(e)     Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i)     under no circumstances shall the Company be required to pay the Termination Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from Parent; and

(ii)     under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion.

(f)     Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of ten percent (10%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4     Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5     Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

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Section 8.6     Fees and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form F-4 and the printing, filing and distribution of the Proxy Statement and the Circular, other than attorneys’ and accountants’ fees.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1     Non-Survival of Representations and Warranties. None of the representations, warranties or covenants that are to be performed prior to the Closing in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. The terms of ARTICLE I and this ARTICLE IX, as well as the covenants and other agreements set forth in ARTICLE II and ARTICLE VI, that by their terms apply, or that are to be performed in whole or in part after the Closing, shall survive the consummation of the transactions contemplated herein in accordance with their terms.

Section 9.2     Notices. Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Westport Innovations Inc.
1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
Canada V6P 6G2
Phone:	(604) 718-2000
Email:	SManki@westport.com
Attention:	Salman Manki, General Counsel

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone:	(212) 728-8535
Fax:	(212) 728-9535
Attention:	Gordon R. Caplan. Esq.
Matthew J. Guercio, Esq.

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if to the Company:

Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017
Phone:	(646)506-7163
Fax:	(646)502-7171
Attention:	Pietro Bersani

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Phone:	(213) 687-5000
Fax:	(213) 687-5600
Attention:	Brian J. McCarthy, Esq.

Section 9.3     Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5     Assignment; Delegation. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto (except to the Surviving Entity).

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Section 9.6     Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7     No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.9 and 6.17. Without limiting the generality of the foregoing, the parties acknowledge and agree that the provisions contained in Section 6.23 are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied in any other Person. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8     Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9     Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10     Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.11     Consent to Jurisdiction.

(a)     Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) directly or

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indirectly arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any state or federal court located in the State of Delaware.

(b)     Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any United States federal court located in the State of Delaware or any Delaware state court. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

WHITEHORSE MERGER SUB INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Mariano Costamagna
Name: Mariano Costamagna
Title: Chief Executive Officer

[Agreement and Plan of Merger]

Annex B—Opinion of J.P. Morgan Securities LLC

[Letterhead of J.P. Morgan Securities LLC]

September 1, 2015

The Board of Directors

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, NY 10017

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Whitehorse Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Westport Innovations Inc., an Alberta corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), by and among the Company, the Acquiror and Merger Sub, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive 2.129 shares (the “Exchange Ratio”), subject to adjustment as provided in Section 3.2 of the Agreement, of the Acquiror’s common stock (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated August 30, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by each of the managements of (a) the Company and (b) the Acquiror, as adjusted by the management of the Company, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor in connection with the Company’s strategic planning and evaluation of defensive strategies concluding in December of 2014. In addition, we and our affiliates hold, on a proprietary basis, approximately 0.13% of the outstanding capital stock of the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other

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matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

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Annex C—Douglas Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”), and each of K&M Douglas Trust, James Douglas And Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III (each, a “Stockholder”, and collectively, the Stockholders).

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 2,671,684 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholders after the date hereof being collectively referred to herein as the “Company Shares”) of the Company;

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 10,045,657 common shares (“Parent Common Shares” and such shares of Parent Common Shares together with any Parent Common Shares acquired by the Stockholders after the date hereof being collectively referred to herein as the “Parent Shares”) of Parent;

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholders have agreed to enter into this Agreement in order to induce Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s and the Company’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholders. Each of the Stockholders severally and not jointly hereby represents and warrants to each of Parent and the Company as follows:

(a) Title to the Company Shares. Such Stockholder is the record and beneficial owner of the corresponding number of shares of Company Common Stock set forth in Exhibit A, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially and of record by the Stockholder. Such Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent and the Company granted pursuant to this Agreement, and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Title to the Parent Shares. Such Stockholder is the record and beneficial owner of the corresponding number of shares of Parent Common Shares set forth in Exhibit B, which as of the date hereof constitutes all of

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the Parent Common Shares owned beneficially and of record by the Stockholder. Such Stockholder and its Affiliates do not have any rights of any nature to acquire any additional Parent Common Shares. Except for (i) proxies and restrictions in favor of Parent and the Company granted pursuant to this Agreement, and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” laws of the various states of the United States and Canadian securities laws, the Stockholder owns all of such Parent Common Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such Parent Common Shares.

(c) Authority Relative to this Agreement. Such Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by each of Parent and the Company, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(d) No Conflict. Except for any filings as may be required by applicable securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by such Stockholder, except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of any agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

(e) Adequate Information. Such Stockholder is a sophisticated stockholder and seller with respect to the Company Shares and has adequate information concerning the business and financial condition of each of Parent and the Company to make an informed decision regarding the Merger and the sale of the Company Shares and has independently and without reliance upon the Company or Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Company Shares and the Parent Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 10.

SECTION 3. Covenants of Stockholders.

(a) Restriction on Transfer. Each Stockholder hereby covenants and agrees that prior to the termination of this Agreement, such Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Company Shares or Parent Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Company Shares or Parent Shares. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party (a “transferee”) to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to each of Parent and the Company) and agrees to be bound by its terms.

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(b) Additional Shares. Prior to the termination of this Agreement, such Stockholder will promptly notify each of Parent and the Company of the number of any new shares of Company Common Stock and Parent Common Shares acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall automatically become “Company Shares” or “Parent Shares,” as applicable, within the meaning of this Agreement immediately upon their acquisition by such Stockholder.

(c) Nonsolicitation.

(i) Prior to the termination of this Agreement, such Stockholder shall (1) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (2) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(ii) Prior to the termination of this Agreement, such Stockholder shall not, directly or indirectly through another Person, (1) solicit or initiate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (a “Parent Inquiry”), or (2) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, any Parent Acquisition Proposal or Parent Inquiry.

(d) Public Announcement. Such Stockholder shall consult with each of Parent and the Company before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of each of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act or with Canadian securities regulators pursuant to applicable Canadian securities laws. This Section 3(c) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 10.

(e) Disclosure. Such Stockholder hereby authorizes each of Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, Canadian securities regulators, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian securities exchange, and the Proxy Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), such Stockholder’s identity and ownership of the Company Shares and the Parent Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement. Each of Parent and the Company hereby authorizes each Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, Canadian securities regulators, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian securities exchange.

SECTION 4. Voting Agreement.

(a) Company Shares Voting Agreement. Each Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Company Shares owned beneficially or of record by such Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

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(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Parent Shares Voting Agreement. Each Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the shareholders of Parent, however called, in any action by written consent of the shareholders of Parent, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Parent Shares owned beneficially or of record by such Stockholder as follows:

(i) to approve the issuance of the Merger Consideration; and

(ii) other than in the case of a Parent Acquisition Proposal, against any action or agreement that has or would reasonably be likely to result in any conditions to Parent’s and Merger Sub’s obligations under Article VII of the Merger Agreement not being satisfied.

(c) Grant of Company Shares Proxy. Each Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Parent Authorized Parties” and each a “Parent Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Company Shares or execute one or more written consents or approvals in respect of the Company Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal;

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing; and

(v) against any other action or agreement that is intended, or would reasonably be expected to, impede, interfere with, delay, or postpone the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Company;

in each case, if and only if such Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

(d) Grant of Parent Shares Proxy. Each Stockholder hereby irrevocably grants to and appoints, the Company and each of its designees (the “Company Authorized Parties” and each a “Company Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Stockholder, to vote the Parent Shares or execute one or more written consents or approvals in respect of the Parent Shares:

(i) to approve the issuance of the Merger Consideration; and

(ii) other than in the case of a Parent Acquisition Proposal, against any action or agreement that has or would reasonably be likely to result in any conditions to Parent’s and Merger Sub’s obligations under Article VII of the Merger Agreement not being satisfied;

in each case, if and only if such Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

(e) Each Stockholder hereby ratifies and confirms that the irrevocable proxies set forth in Sections 4(c) and (d) are given in connection with the execution of the Merger Agreement and that such irrevocable proxy is

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given to secure the performance of such Stockholder’s duties in accordance with this Agreement. Each Stockholder hereby further ratifies and confirms that the irrevocable proxies granted hereby are coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxies shall be valid until termination of this Agreement. The powers of attorney granted by such Stockholder herein are durable powers of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder. Upon the execution of this Agreement, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Company Shares or the Parent Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Company Shares or the Parent Shares on the matters contemplated hereby until after the termination of this Agreement. Each Stockholder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and such Stockholder’s granting of the proxies contained in Sections 4(c) and (d). Each Stockholder hereby affirms that the proxies granted in Section 4(c) and (d) are given in connection with the execution of the Merger Agreement, and that such proxies are given to secure the performance of the duties of such Stockholder under this Agreement. If for any reason a proxy granted herein is found by a court of competent jurisdiction to not be valid, then the Stockholder agrees to vote the Parent Shares or the Company Shares, as applicable, in accordance with Section 4(a) or Section 4(a), as applicable. For Company Shares as to which such Stockholder is the beneficial but not the record owner, such Stockholder shall take all necessary actions to cause any record owner of such Company Shares to irrevocably constitute and appoint Parent and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein. For Parent Shares as to which such Stockholder is the beneficial but not the record owner, the Stockholder shall take all necessary actions to cause any record owner of such Parent Shares to irrevocably constitute and appoint the Company and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein. The parties acknowledge and agree that none of Parent or the Company or their respective successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including attorney’s fees) and compensation of any kind or nature whatsoever to such Stockholder in connection with or as a result of any voting by a Parent Authorized Party of the Company Shares or a Company Authorized Party of the Parent Shares subject to the irrevocable proxies hereby granted to the such Authorized Parties at any annual or special meeting of the stockholders of the Company or Parent for the purpose set forth herein.

(f) Other Voting. Each Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company or the shareholders of Parent, as the case may be, in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(g) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, each Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Company and the Stockholders as follows:

5.1. Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

5.2. Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary

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action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company and the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3. No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or applicable Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and the Stockholders as follows:

6.1. Organization. The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

6.2. Authority Relative to this Agreement. The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and the Stockholder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

6.3. No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Company Charter and/or the Company Bylaws or any other agreement to which the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.

SECTION 7. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent or the Company may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 8. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith each Stockholder shall and hereby does authorize each of Parent and the Company to notify the Company’s transfer agent and Parent’s transfer agent, as applicable, that there is a stop transfer order with respect to all Company Shares and the Parent Shares, as applicable (and that this Agreement places limits on the voting and transfer of the Company Shares and the Parent Shares, as applicable). Each Stockholder further agrees to cause each of Parent and the Company not to register the transfer of any certificate representing any of the Parent Shares and

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the Company Shares, as the case may be, unless such transfer is made in accordance with the terms of this Agreement. If this Agreement is terminated in accordance with Section 10, then, promptly following the termination of this Agreement, or immediately following the Closing (and in any event within such time as would not delay receipt by the Stockholders of the consideration to be received by them under the Merger Agreement), to cause any stop transfer instructions imposed pursuant to this Section 8 to be lifted.

SECTION 9. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Company Shares and the Parent Shares, as applicable, and shall be binding on any Person to which legal or beneficial ownership of such Company Shares or Parent Shares, as applicable, shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, or of Parent affecting the Parent Common Shares or other voting securities of Parent, the number of Company Shares or Parent Shares, as applicable, shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or Parent Common Shares issued to or acquired by such Stockholder.

SECTION 10. Termination. This Agreement shall automatically terminate without further action of the parties on the first to occur of (a) the mutual written consent of the Company, Parent, and the Stockholders, (b) the Effective Time, (c) the termination of the Merger Agreement, or (d) the delivery of written notice of termination by the Stockholders to Parent and the Company following any Fundamental Amendment effected without the prior consent of the Stockholders, provided that the provisions of Section 11 hereof shall survive any such termination. “Fundamental Amendment” means the execution by Parent, Merger Sub and the Company of a written amendment to, or written waiver by Parent, Merger Sub and the Company of any provision of, the Merger Agreement that reduces the amount of the Merger Consideration or changes the form of, or decreases the Exchange Ratio from what is set forth in the Merger Agreement as in effect as of the date hereof (which for the avoidance of doubt is 2.129 Parent Common Shares per share of Company Common Stock), amends the conditions precedent set forth in Article VII of the Merger Agreement (except in the case of a waiver of a condition by Parent or the Company) or would result in additional monetary liability to such Stockholder.

SECTION 11. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Company:

Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017
Phone:	(646) 506-7163
Attention:	Pietro Bersani

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Attention:	Brian J. McCarthy, Esq.
Facsimile:	(213) 687-5600

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if to the Stockholders:

Douglas Telecommunications
125 East Sir Francis Drake Blvd.
Larkspur, CA 94939-1819
Attention:	Tim McGaw
Facsimile:	(415) 526-2214

with a copy to:

Davis Wright Tremaine, LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101-3045
Attention:	Ryan J. York
Facsimile:	(206) 757-7178

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Pietro Bersani
Name: Pietro Bersani
Title: Chief Financial Officer

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

STOCKHOLDERS:

/s/ James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

/s/ Kevin Douglas
By: Kevin Douglas Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas Title: Trustee

DOUGLAS FAMILY TRUST

/s/ James E. Douglas, Jr.
By: James E. Douglas, Jr. Title: Trustee

/s/ Jean A. Douglas
By: Jean A. Douglas Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DISCENDANTS’ TRUST

/s/ Kevin Douglas
By: Kevin Douglas Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas Title: Trustee

Annex D—Costamagna Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), and Mariano Costamagna (the “Stockholder”).

WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 1,634,185 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholder has agreed to enter into this Agreement in order to induce Parent to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Title to the Shares. The Stockholder is the record and beneficial owner of 1,634,185 shares of Company Common Stock, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially and of record by the Stockholder and its Affiliates. The Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent granted pursuant to this Agreement and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

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(c) No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Stockholder, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of any agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder’s property or assets.

(d) Adequate Information. The Stockholder is a sophisticated stockholder and seller with respect to the Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Merger and the sale of the Shares and has independently and without reliance upon the Company or Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 9.

SECTION 3. Covenants of Stockholder.

(a) Restriction on Transfer. The Stockholder hereby covenants and agrees that prior to the termination of this Agreement, the Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party (a “transferee”) to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to Parent) and agrees to be bound by its terms.

(b) Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock acquired directly or beneficially by the Stockholder, if any, after the date hereof. Any such shares shall automatically become “Shares” within the meaning of this Agreement immediately upon their acquisition by the Stockholder.

(c) Nonsolicitation. Prior to the termination of this Agreement, the Stockholder shall (i) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (ii) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(d) Public Announcement. The Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act. This Section 3(d) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 9.

(e) Disclosure. The Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange and

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the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement. Parent hereby authorizes the Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange.

SECTION 4. Voting Agreement.

(a) Voting Agreement. The Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Grant of Proxy. The Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Authorized Parties” and each an “Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Shares or execute one or more written consents or approvals in respect of the Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing;

in each case, if and only if the Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

The Stockholder hereby ratifies and confirms that the irrevocable proxy set forth in this Section 4(b) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the Stockholder’s duties in accordance with this Agreement. The Stockholder hereby further ratifies and confirms that the irrevocable proxy granted hereby is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until termination of this Agreement. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. Upon the

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execution of this Agreement, the Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters contemplated hereby until after the termination of this Agreement. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Stockholder’s granting of the proxy contained in this Section 4(b). For Shares as to which the Stockholder is the beneficial but not the record owner, the Stockholder shall take all necessary actions to cause any record owner of such Shares to irrevocably constitute and appoint Parent and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein.

(c) Other Voting. The Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(d) Actions in Capacity as Director or Officer. The Stockholder is entering into this Agreement solely in his capacity as a stockholder of the Company. Nothing in this Agreement shall be deemed to govern, limit or relate to any actions, omissions to act, or votes taken or not taken by the Stockholder in his capacity as a member of the Company Board or the board of directors or other equivalent governing body of any Company Subsidiary, or in his capacity as an officer of the Company or any Company Subsidiary and, for the avoidance of doubt, no such action taken or omission to act by the Stockholder in his capacity as a director or officer of the Company or any Company Subsidiary shall be deemed to violate any of the Stockholder’s obligations under this Agreement.

(e) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

5.1. Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

5.2. Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3. No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict

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with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock issued to or acquired by the Stockholder.

SECTION 9. Termination. This Agreement and the proxy granted pursuant to Section 4(b) shall automatically terminate without further action of the parties on the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement or (c) any change to the terms of the Merger without the prior written consent of Shareholder that (i) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (ii) changes the form of consideration payable in the Merger; provided that the provisions of Section 10 hereof shall survive any such termination.

SECTION 10. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Stockholder:

MTM, S.r.l.
Via La Morra 1
12062 (CN), Italy
Attention:	Mariano Costamagna
Facsimile:	+39 0172 486540

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or

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the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

Sincerely, WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

MARIANO COSTAMANGA

By:	/s/ Mariano Costamagna

[Signature page to Voting Agreement]

Annex E—Becker Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), and Becker Drapkin Management, L.P., a Texas limited partnership, Becker Drapkin Partners (QP), L.P., a Texas limited partnership, Becker Drapkin Partners, L.P., a Texas limited partnership and Steven R. Becker, an individual resident of Texas (collectively, the “Stockholder”).

WHEREAS, the Stockholder beneficially owns in the aggregate 1,900,619 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholder has agreed to enter into this Agreement in order to induce Parent to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Title to the Shares. The Stockholder is the beneficial owner of the shares of Company Common Stock set forth on Schedule I hereto, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially by the Stockholder and its Affiliates. The Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent granted pursuant to this Agreement, (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States and (iii) the restrictions on the Stockholder pursuant to that certain Agreement dated as of October 29, 2014 by and among the Company, the Stockholder and certain of the Stockholder’s Affiliates, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Organization. The Stockholder is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization.

(c) Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary

1

action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(d) No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Stockholder, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of the organizational documents of the Stockholder or any other any agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder’s property or assets.

(e) Adequate Information. The Stockholder is a sophisticated stockholder and seller with respect to the Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Merger and the sale of the Shares and has independently and without reliance upon the Company or Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 8.

SECTION 3. Covenants of Stockholder.

(a) Restriction on Transfer. The Stockholder hereby covenants and agrees that prior to the termination of this Agreement, the Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares, other than as provided in this Agreement or the Merger Agreement. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to Parent) and agrees to be bound by its terms.

(b) Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock acquired directly or beneficially by the Stockholder, if any, after the date hereof. Any such shares shall automatically become “Shares” within the meaning of this Agreement immediately upon their acquisition by the Stockholder.

(c) Nonsolicitation. Prior to the termination of this Agreement, the Stockholder shall (i) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (ii) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(d) Public Announcement. The Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act. This Section 3(d) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 8.

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(e) Disclosure. The Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange and the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement. Parent hereby authorizes the Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange. Parent hereby authorizes the Stockholder to disclose in any disclosure required by applicable Law, including any filings with the SEC pursuant to the Exchange Act, the Parent’s identity and the commitments, arrangements and understandings under this Agreement.

SECTION 4. Voting Agreement.

(a) Voting Agreement. The Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Grant of Proxy. The Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Authorized Parties” and each an “Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Shares or execute one or more written consents or approvals in respect of the Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal;

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing;

in each case, if and only if the Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

The Stockholder hereby ratifies and confirms that the irrevocable proxy set forth in this Section 4(b) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the Stockholder’s duties in accordance with this Agreement. The Stockholder hereby further

3

ratifies and confirms that the irrevocable proxy granted hereby is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until termination of this Agreement or as provided in Section 4(f). The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. Upon the execution of this Agreement, the Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters contemplated hereby until after the termination of this Agreement (other than a proxy in accordance with the terms of this Agreement). The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Stockholder’s granting of the proxy contained in this Section 4(b). The Stockholder hereby affirms that the proxy granted in this Section 4(b) is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of the Stockholder under this Agreement. If for any reason the proxy granted herein is found by a court of competent jurisdiction to not be valid, then the Stockholder agrees to vote the Shares in accordance with Section 4(a). The parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with or as a result of any voting by an Authorized Party of the Shares subject to the irrevocable proxy hereby granted to the Authorized Parties at any annual or special meeting of the stockholders of the Company for the purpose and in accordance with the terms set forth herein.

(c) Other Voting. The Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(d) Actions in Capacity as Director or Officer. The Stockholder is entering into this Agreement solely in his capacity as a stockholder of the Company. Nothing in this Agreement shall be deemed to govern, limit or relate to any actions, omissions to act, or votes taken or not taken by the Stockholder in his capacity as a member of the Company Board or the board of directors or other equivalent governing body of any Company Subsidiary, or in his capacity as an officer of the Company or any Company Subsidiary and, for the avoidance of doubt, no such action taken or omission to act by the Stockholder in his capacity as a director or officer of the Company or any Company Subsidiary shall be deemed to violate any of the Stockholder’s obligations under this Agreement.

(e) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

(f) Company Adverse Recommendation Change. The obligations set forth in this Section 4 (including the proxy granted under Section 4(b)) shall apply to the Stockholder unless and until the earliest to occur of (x) the termination of this Agreement or the Merger Agreement or as otherwise provided pursuant to Section 8 or (y) there has been and remains in effect a Company Adverse Recommendation Change.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a) Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

(b) Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated

4

hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(c) No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock issued to or acquired by the Stockholder.

SECTION 8. Termination. This Agreement and the proxy granted pursuant to Section 4(b) shall automatically terminate without further action of the parties on the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement or (c) any change to the terms of the Merger without the prior written consent of Shareholder that (i) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (ii) changes the form of consideration payable in the Merger; provided that the provisions of Section 9 hereof shall survive any such termination.

SECTION 9. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

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(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Stockholder:

Becker Drapkin Management, L.P.
500 Crescent Court, Suite 230
Dallas, Texas 75201
Attention:	Steven R. Becker
Facsimile:	(214) 292-8896

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with a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:	Richard J. Birns, Esq.
Facsimile:	(212) 716-0830

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

[Signature page to Voting Agreement]

STOCKHOLDER:
BECKER DRAPKIN MANAGEMENT, L.P.
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

BECKER DRAPKIN PARTNERS (QP), L.P.
By: Becker Drapkin Management, L.P., its general partner
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

BECKER DRAPKIN PARTNERS, L.P.
By: Becker Drapkin Management, L.P., its general partner
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

STEVEN R. BECKER

/s/ Steven R. Becker
Steven R. Becker

[Signature page to Voting Agreement]

ANNEX F

[Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the Supplement.]

ANNEX G

[Intentionally omitted: superseded by Annual Report on Form 10-K of Fuel Systems Solutions, Inc. for the Fiscal Year Ended December 31, 2015, a copy of which is included as Annex III to the Supplement.]

ANNEX H

United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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FUEL SYSTEMS SOLUTIONS, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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780 Third Avenue, Floor 25

New York, NY 10017

April 14, 2015

To our Stockholders:

You are cordially invited to attend the Fuel Systems Solutions, Inc. annual meeting of stockholders at 9:00 a.m. Eastern Time on May 27, 2015 at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036.

Please note we are utilizing the “Notice and Access” method of providing proxy materials to all record and beneficial owners of our common stock via the Internet. We believe this approach provides increased flexibility with respect to the manner in which stockholders receive the information while lowering our costs of delivery and reducing the environmental impact of printing paper copies. The Notice of Internet Availability of Proxy Materials, which contains instructions on how to access the notice of annual meeting, proxy statement and the Annual Report to Stockholders on the Internet, is first being mailed to our stockholders on or about April 14, 2015. This notice will also contain instructions on how to receive a paper copy of your proxy materials. Whether or not you plan to attend the meeting, please vote in accordance with the instructions provided in the Notice of Internet Availability of Proxy Materials.

If you request and receive paper copies of the proxy materials, please complete, sign, date and return the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the proxy materials.

Please vote your shares as soon as possible. This is your annual meeting and your participation is important.

Please vote your shares promptly and join us at the meeting.

Sincerely,

Mariano Costamagna Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To our Stockholders:

The 2015 annual meeting of stockholders of Fuel Systems Solutions, Inc. (the “Company” or “Fuel Systems”) will be held at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, on May 27, 2015, beginning at 9:00 a.m. Eastern Time. At the meeting, the holders of the Company’s outstanding common stock will act on the following matters:

(1)	To elect three directors;

(2)	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal year 2015;

(3)	To approve the adoption of amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan;

(4)	To approve on an advisory basis the Company’s executive compensation program; and

(5)	To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on April 1, 2015 are entitled to notice of and to vote at the annual meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the meeting, please vote electronically via the Internet in accordance with the instructions provided in the Notice of Internet Availability of Proxy Materials, or if you request and receive paper copies of the proxy materials, please complete, sign, date and return the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the proxy materials or vote by telephone. If your shares are held in the name of a bank, broker or other record-holder, their voting procedures should be described on the voting form they send to you. Any person voting by proxy has the power to revoke it at any time prior to its exercise at the meeting in accordance with the procedures described in the accompanying proxy statement.

By Order of the Board of Directors,

Kevin Buckley
Secretary

April 14, 2015

New York, New York

YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, PLEASE VOTE YOUR PROXY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on

May 27, 2015:

The proxy statement and Annual Report on Form 10-K are available at

https://materials.proxyvote.com/35952W

OFFICES OF DAY PITNEY LLP

7 TIMES SQUARE, 20TH FLOOR

NEW YORK, NEW YORK 10036

ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 27, 2015

PROXY STATEMENT

The Board of Directors of Fuel Systems Solutions, Inc. (the “Company” or “Fuel Systems”) is soliciting proxies from its stockholders to be used at the annual meeting of stockholders to be held on May 27, 2015, beginning at 9:00 a.m. Eastern Time at the offices of Day Pitney LLP, 7 Times Square, 20th Floor, New York, New York 10036, and at any postponements or adjournments thereof. The fiscal year ended December 31, 2014 is referred to as “fiscal 2014” in this proxy statement.

Please note we are utilizing the “Notice and Access” method of providing proxy materials to all record and beneficial owners of our common stock via the Internet. We believe this approach provides our stockholders a convenient way to receive the proxy materials while lowering our costs of delivery and conserving natural resources. On or about April 14, 2015, a Notice of Internet Availability of Proxy Materials will be mailed to our stockholders containing instructions on how to access and review proxy materials, including this proxy statement and our Annual Report to Stockholders on the Internet and how to vote your proxy on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials, including a proxy card. Stockholders may request to receive the proxy materials in printed form by mail on an ongoing basis for future stockholder meetings.

If you request and receive paper copies of the proxy materials, please complete, sign, date and return the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the proxy materials.

ABOUT THE ANNUAL MEETING

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

Our Board of Directors is soliciting proxies for the 2015 annual meeting of stockholders.

If you were a record or beneficial owner of shares of our common stock on April 1, 2015, you will receive a Notice of Internet Availability of Proxy Materials. We furnish proxy materials, including this proxy statement and our 2014 Annual Report to Stockholders, to owners of our common stock by providing access to such documents on the Internet instead of mailing printed copies. The Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the proxy materials on the Internet. It also contains instructions as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice of Internet Availability of Proxy Materials. Any request to receive proxy materials by mail will remain in effect until you revoke it.

Can I vote my shares by filling out and returning the Notice of Internet Availability of Proxy Materials?

No. The Notice of Internet Availability of Proxy Materials identifies the items to be voted on at the annual meeting, but you cannot vote by marking and returning it. The Notice of Internet Availability of Proxy Materials provides instructions on how to vote by Internet and how to request paper copies of the proxy materials.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, our Board and Board committees, the compensation of directors and executive officers for fiscal 2014 and other information that the Securities and Exchange Commission (“SEC”) requires us to provide annually to our stockholders so that you can make an informed decision.

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How may I obtain Fuel Systems’ Form 10-K and other financial information?

Stockholders can access the 2014 Annual Report on Form 10-K, our other filings with the SEC and our corporate governance and other information on the investor relations page of our website at www.fuelsystemssolutions.com.

Stockholders may request a free copy of our 2014 Annual Report on Form 10-K from:

Fuel Systems Solutions, Inc.

Attn: Secretary

780 Third Avenue, 25th Floor

New York, NY 10017

(646) 502-7170

We will also furnish any exhibit to the 2014 Annual Report on Form 10-K if specifically requested.

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the accompanying notice of annual meeting. In addition, management will respond to appropriate questions from stockholders.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on April 1, 2015, which is referred to herein as the Record Date, are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of Fuel Systems’ common stock you owned as of the Record Date on each matter considered at the meeting. As of the Record Date, there were 18,728,430 shares of the Company’s common stock outstanding and eligible to vote. There is no cumulative voting.

Who can attend the meeting?

All stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Fuel Systems’ guests may also attend the meeting. Registration will begin at 8:30 a.m. Eastern Time. If you attend, please note that you will be asked to present valid picture identification to enter the meeting and either your Notice of Internet Availability or, if you receive paper copies of your proxy materials, your proxy card. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in “street name” (that is, through a broker, bank or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the meeting. Please note that the document evidencing your stockholdings to be used to gain entry to the meeting is non-transferable.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of one-third of the aggregate voting power of the common stock outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the meeting. As of the Record Date, 18,728,430 shares of common stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of common stock representing at least 6,242,810 votes will be required to establish a quorum.

Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the meeting for the purpose of establishing a quorum.

How do I vote?

Stockholders may vote by attending the annual meeting and voting in person. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted.

You may also vote your shares without attending the annual meeting. Stockholders may vote by using one of these alternative methods:

(1)	Via the Internet at www.proxyvote.com;

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(2)	By telephone at 1-800-690-6903 and follow the instructions for telephone voting; or

(3)	If you request a paper copy of the proxy materials, by completing and mailing a proxy card to Voting Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you request and receive printed proxy materials, you may submit your vote by completing, signing, dating and returning the proxy card or voting instruction card in the postage-paid envelope enclosed with the paper copies of the materials. Sign your name exactly as it appears on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed. Proxy cards submitted by mail must be received by Broadridge no later than May 26, 2015 to be voted at the annual meeting.

If you hold your shares in “street name” and you plan to vote in person at the annual meeting, you must obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voter instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet.

Your shares will be voted as you indicate. If you submit your proxy but you do not indicate your voting preferences, then the individuals named on the proxy will vote your shares in accordance with the recommendations of the Board. The Board and management do not currently intend to present any matters at the annual meeting other than those outlined in the notice of the annual meeting. Should any other matter requiring a vote of stockholders arise, stockholders submitting their proxy confer upon the individuals named in the proxy discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Can I change my vote after I submit by proxy?

Yes. If you are a stockholder of record, you may revoke or change your vote at any time before the proxy is exercised by filing with the Secretary of the Company a notice of revocation or another proxy bearing a later date or by attending the annual meeting and voting in person. For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the meeting and voting in person. Attendance at the meeting will not by itself revoke a previously granted proxy.

How are we soliciting this proxy and who is bearing the associated costs?

We are soliciting this proxy on behalf of our Board of Directors by mail and will pay all expenses associated with this solicitation. In addition to mailing or providing access to these proxy materials, certain of our officers and other employees may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by e-mail, telephone, facsimile or other electronic means. We will also, upon request, reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their reasonable out-of-pocket expenses for forwarding proxy materials to the beneficial owners of our common stock and obtaining proxies.

What are the Board’s recommendations?

Unless you give other instructions when submitting your proxy, the persons named as proxy holders will vote in accordance with the recommendations of the Board. The Board recommends a vote FOR the election of each of the directors nominated, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal 2015, FOR the approval of the adoption of the amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan, and FOR the approval, on an advisory basis, of 2014 executive compensation.

Will stockholders be asked to vote on any other matters?

To the knowledge of the Company and its management, stockholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the meeting, the persons named as proxies for stockholders will vote on those matters in the manner they consider appropriate and in accordance with their best judgment.

What vote is required to elect directors?

Directors are elected by a plurality of the votes cast at the meeting, which means that the three nominees who receive the highest number of properly executed votes will be elected as directors, even if those nominees do not receive a majority of the votes cast. Each share of our common stock is entitled to one vote for each of the director nominees. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Broker non-votes will have no effect on the outcome of this proposal.

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What vote is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for fiscal 2015?

Ratification of the appointment of the independent registered public accounting firm for fiscal 2015 requires the affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting. Abstentions would have the same effect as a vote against ratification. Broker non-votes will have no effect on the outcome of this proposal.

What vote is required to approve the adoption of the amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan?

Approval of the amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan requires the affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting. Abstentions would have the same effect as a vote against approving the amendments. Broker non-votes will have no effect on the outcome of this proposal.

What vote is required to approve, on an advisory basis, the 2014 executive compensation?

Approval, on an advisory basis, of our 2014 executive compensation will be determined by the affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting. This vote is advisory and therefore not binding on the Company. In reviewing the results of the advisory vote on executive compensation, the Board expects to review and consider votes cast “FOR” or “AGAINST” the proposal. Due to the unique nature of this advisory vote, the Board does not expect to consider abstentions as votes cast either in favor of or against the proposal in determining the outcome of this advisory vote. Broker non-votes will have no effect on the outcome of this proposal.

How are broker non-votes counted?

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.”

Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, the broker, bank or other nominee will not be permitted to vote your shares on the following matters unless they receive voting instructions from you: election of directors, adoption of the amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan, and advisory vote on executive compensation. For the ratification of the appointment of our auditor for 2015, the broker, bank or other nominee will be permitted to vote your shares even if the broker, bank or other nominee does not receive voting instructions from you.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting. Shares that constitute abstentions are considered present and entitled to vote and thus generally have the same effect as votes against the matter.

The Company has provided the Notice of Internet Availability of Proxy Materials to the broker, bank or other nominee holding your shares of record and they have the responsibility to send it to you.

If you hold shares registered in the name of a broker or other nominee you may generally only vote pursuant to the instructions given to you by your broker or other nominee, and, generally the nominee may only vote your shares as you direct, pursuant to the voting instructions given to you by the nominee. However, if the nominee has not timely received your directions, the nominee may vote only on matters for which it has discretionary voting authority.

Can the annual meeting be adjourned?

Any adjournment of the annual meeting may be made without notice, by approval of the holders of a majority of the shares of Fuel Systems’ common stock present in person or represented by proxy at the annual meeting, whether or not a quorum exists. In the event that a quorum is not present at the time the annual meeting is convened, or if for any other reason we believe that additional time should be allowed for the solicitation of proxies, we may adjourn the annual meeting and the persons named in the enclosed proxy will vote all shares of common stock for which they have voting authority in favor of such adjournment.

What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, the individuals named in the proxy will vote your shares for that other person.

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What should I do if I receive more than one Notice of Internet Availability of Proxy Materials?

You may receive more than one Notice of Internet Availability of Proxy Materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice of Internet Availability of Proxy Materials for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability. Please vote your shares applicable to each Notice of Internet Availability of Proxy Materials that you receive.

Where can I find the voting results of the annual meeting?

The Company will announce the voting results at the annual meeting and publish the results in a current report on Form 8-K to be filed within four business days of the annual meeting.

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PROPOSALS SUBMITTED FOR STOCKHOLDERS VOTE

ITEM 1—ELECTION OF DIRECTORS

Fuel Systems’ Board of Directors oversees the business and other affairs of Fuel Systems and monitors the performance of management. In accordance with corporate governance principles, non-employee members of the Board do not involve themselves in the day-to-day operations of Fuel Systems. Board members keep themselves informed through discussions with the Chief Executive Officer, other key executives and the Company’s principal external advisors (such as legal counsel, independent public accountants and other consultants), by reading reports and other materials that are sent to them and by participating in Board meetings.

Board members are divided into three classes. The term of service for each class expires in a different year, with each director serving a term of three years and thereafter until a successor is duly elected and qualified. The Board increased its size from seven to eight directors, effective October 29, 2014. As of April 1, 2015, eight individuals were serving on the Board. Nonetheless, the proxy you give to the Company for the 2015 annual meeting cannot be voted for more than three directors.

The Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, has nominated Mr. Mariano Costamagna, Mr. Troy A. Clarke, and Mr. Anthony Harris, each a current director of Fuel Systems, as directors to be elected at the 2015 annual meeting. Certain information regarding these nominees and each of the continuing directors is set forth below. If you elect them, Messrs. Costamagna, Clarke, and Harris will hold office until the annual meeting in 2018, or until their respective successors have been duly elected and qualified. Each nominee has indicated that he will serve if elected and the Company knows of no reason why any of these nominees may be unable to serve as a director. If a nominee is unable to serve, your proxy may vote for another nominee proposed by the Board. If any director resigns, dies or is otherwise unable to serve out a complete term, or the Board increases the number of directors, the Board may fill the vacancy through a majority vote of those serving at that time.

The Board of Directors recommends a vote “FOR” the election of Messrs. Costamagna, Clarke, and Harris.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Composition

Our amended and restated certificate of incorporation provides that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our Board of Directors currently consists of, and has been fixed by the Board at, eight members upon the appointment of Mr. Steven R. Becker to the Board in October 2014. The term of office for each director is three years and thereafter until his successor is duly elected and qualified or until his earlier death, resignation or removal. Elections for directors will be held annually.

The following table sets forth information concerning the nominees and each of the continuing directors as of April 1, 2015. Some background information on our officers and directors, and a brief explanation of the specific experience, attributes or skills that we considered at the time of their most recent nomination, follow.

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

James W. Nall	66	Director, Chairman of the Board, member of our Nominating and Corporate Governance Committee and Audit Committee

Marco Di Toro	53	Director, member of our Nominating and Corporate Governance Committee

Joseph E. Pompeo	76	Director, member of our Audit Committee and Nominating and Corporate Governance Committee

Troy A. Clarke	59	Director, member of our Compensation Committee and Nominating and Corporate Governance Committee

Anthony Harris	61	Director, member of our Audit Committee and Compensation Committee

Colin S. Johnston	60	Director, member of our Audit Committee and Compensation Committee

Steven R. Becker	48	Director, member of our Nominating and Corporate Governance Committee

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003. On January 1, 2005, he became the Company’s Chief Executive Officer. He is also the Chairman of the Board of M.T.M. S.r.L., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark, and Mr. Costamagna has served as MTM’s principal executive officer since it was incorporated. Mr. Costamagna became a director in connection with the Company’s acquisition of the initial 50% of the equity interest of BRC and later became the Company’s Chief Executive Officer in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna is the brother of Pier Antonio Costamagna, who was formerly an executive officer of the Company and the General Manager of MTM and retired effective February 5, 2014. Mr. Costamagna’s term as a director expires at this year’s annual meeting and he has been nominated for re-election. Mr. Costamagna’s over 30 years of experience in the alternative fuels industry and entrepreneurial skills were important factors contributing to his nomination as a director.

James W. Nall, 66, has served as a director of Fuel Systems since May 2008. Effective October 29, 2014, Mr. Nall was appointed Chairman of the Board. He also currently serves as Chairman of our Nominating and Corporate Governance Committee and as a member of our Audit Committee. Mr. Nall is a Certified Public Accountant with significant experience in the accounting and finance industry. Mr. Nall serves as a tax commissioner for the State of New Jersey, a position he has held since July 2005. Prior to Mr. Nall’s appointment as a tax commissioner by the governor of New Jersey, he was executive vice president and chief financial officer of New Jersey-based Hudson United Bancorp, a multi-billion dollar financial institution listed on the New York Stock Exchange, from September 2003 until its sale to TD Banknorth Inc. in January 2006. Mr. Nall also served as a member of the board of directors and as chairman of the audit committee of Interaudi Bank, a $1 billion private bank based in New York, from April 2003 to April 2004. Mr. Nall’s experience also includes serving for more than eighteen years as a partner with Arthur Andersen LLP. Mr. Nall earned a Masters of Business Administration in professional accounting from Rutgers University. Mr. Nall’s term expires at our annual meeting in 2016. Mr. Nall’s public accounting skills and experience as a finance executive for public and private companies were important factors contributing to his nomination as a director.

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Marco Di Toro, 53, has served as a director of Fuel Systems since April 1, 2005 and currently serves on our Nominating and Corporate Governance Committee. He has been a partner in the law firm of Grosso, de Rienzo, Riscossa e Associati in Turin, Italy since 1994. Mr. Di Toro holds a law degree from Università Cattolica del Sacro Cuore, Milan (Catholic University of Sacred Heart of Jesus, Milan). Mr. Di Toro’s term expires at our annual meeting in 2016. Mr. Di Toro’s knowledge of Italian and international business law were important factors contributing to his nomination as a director.

Joseph E. Pompeo, 76, has served as a director of Fuel Systems since December 2010 and currently serves as Chairman of our Audit Committee and as a member of our Nominating and Corporate Governance Committee. Mr. Pompeo is a Certified Public Accountant (Ret.) with significant experience in the accounting industry, including over 30 years of auditing experience at Arthur Andersen, LLP where he held the position of partner for 26 years. At Arthur Andersen, as Director of the International Business Practice of the New York metropolitan area, he assisted several non-US corporations with initial public offerings and listing on US stock exchanges. He also served in numerous technical and management roles, including partner in charge of the Accounting and Auditing Divisions in San Juan, Puerto Rico and managing partner of the New Jersey office. He has also served on various educational and philanthropic boards and on the Board of Directors of Aeroflex, Inc., a public company, where he served on the Audit, Compensation, and Nominating and Governance Committees. Mr. Pompeo’s term expires at our annual meeting in 2017. Mr. Pompeo’s extensive accounting and auditing experience and management skills were important factors contributing to his nomination as a director.

Troy A. Clarke, 59, has served as director of Fuel Systems since December 2011 and currently serves as Chairman of our Compensation Committee and as a member of our Nominating and Corporate Governance Committee. Mr. Clarke has 40 years of automotive industry experience and currently serves as President and Chief Executive Officer and as a director of Navistar International Corporation, a New York Stock Exchange-listed company. Prior to joining Navistar in 2010, Mr. Clarke held a variety of leadership positions at General Motors Company (GM) where he began his career in 1973, including: Group VP—President GM North America from 2006 to 2009; Group VP—President GM Asian Pacific from 2004 to 2006; Group VP—Manufacturing and Labor Relations from 2001 to 2004; Corporate VP—President GM Mexico from 1998 to 2001. Mr. Clarke holds a bachelor’s degree in mechanical engineering from the General Motors Institute and a master’s degree in business administration from the University of Michigan. Mr. Clarke’s term expires at this year’s annual meeting and he has been nominated for re-election. Mr. Clarke’s wide range of experience in international automotive Original Equipment Manufacturer (“OEM”) and marketing were important factors contributing to his nomination as a director.

Anthony Harris, 61, has served as director of Fuel Systems since December 2013 and currently serves on our Audit Committee and our Compensation Committee. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company (CSECO), a manufacturer of contraband, explosives, and “dirty bomb” detection equipment. Prior to its acquisition of CSECO, he had served as vice president of marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as vice president of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company (PG&E) where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and president of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a BS in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board. Mr. Harris’ term expires at this year’s annual meeting and he has been nominated for re-election. Mr. Harris’ experience in the automotive, energy, and alternative fuels fields, as well as his success as a senior executive in operations, marketing and business acquisition at both corporate and entrepreneurial companies, were important factors contributing to his nomination as a director.

Colin S. Johnston, 60, has served as director of Fuel Systems since May 2014 and currently serves on our Audit Committee and our Compensation Committee. Mr. Johnston is a UK Chartered Accountant and registered statutory auditor in Italy. He worked for over 35 years in the international accounting profession, including 22 years as an audit partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Since 2013, he also serves as a chairman of the statutory audit committee of a privately owned automotive component group headquartered in Italy. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston’s term expires at our annual meeting in 2017. Mr. Johnston’s extensive accounting and auditing experience and knowledge of the automotive industry were important factors contributing to his nomination as a director.

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Steven R. Becker, 48, has served as director of Fuel Systems since October 2014 and currently serves as a member of our Nominating and Corporate Governance Committee. Mr. Becker currently serves as Chairman of the Board of Tuesday Morning Corporation, a national retailer, EMCORE Corporation, a leading provider of compound semiconductor-based components and subsystems for the fiber optics and solar power markets, and Special Diversified Opportunities. Mr. Becker previously served on the board of directors of Plato Learning, Inc., a provider of education services and training, Ruby Tuesday, Inc., the operator of a chain of casual dining restaurants, Hot Topic, Inc., a national retailer and Pixelworks, a semiconductor provider. Before starting Becker Drapkin in December 2009, Mr. Becker was founding partner in Greenway Capital, a fund focused on small cap, U.S. companies. He started Greenway in 2005, after eight years at Special Situations Fund, where he was a partner and managed the Special Situations Private Equity Fund. He started his career in New York at Manley Fuller Asset Management. Mr. Becker holds a B.A. from Middlebury College and a J.D. from the University of Florida. Mr. Becker’s term expires at our annual meeting in 2016. Mr. Becker’s extensive experience in strategic planning, corporate governance and various financial matters as well as his service as a director of both public and private companies, were important factors contributing to his nomination as a director.

Board Arrangements

The Company entered into an agreement, dated October 29, 2014 (the “Agreement”), with Steven R. Becker, Matthew A. Drapkin, Becker Drapkin Management, L.P., and certain of their affiliates. Pursuant to the terms of the Agreement, (i) the Board was expanded from seven to eight total directors, (ii) Mr. Becker was appointed to the Board as a director in the class of directors whose terms shall expire at the Company’s Annual Meeting of Stockholders to be held in 2016, (iii) Mr. Becker was appointed to the Nominating and Corporate Governance Committee, (iv) Mr. Nall was appointed to the office of Chairman of the Board, and (v) Mr. Becker was appointed to a strategy committee. In addition, the Agreement provided that Mr. Becker would be nominated and recommended for election to the Board as a director at the 2016 Annual Meeting, subject to certain terms of the Agreement. For more information, please see the full text of the Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 29, 2014.

Independent Directors

The Board of Directors has determined that Messrs. Nall, Di Toro, Pompeo, Clarke, Harris, Johnston and Becker are independent under NASDAQ rules. In making its determination of independence regarding Mr. Di Toro, the Board considered the work performed for the Company by the law firm of Grosso, de Rienzo, Riscossa, Di Toro, e Associati, where Mr. Di Toro is a partner. For the year ended December 31, 2014, the Company incurred approximately $161,000 for fees and related expenses from Mr. Di Toro’s law firm.

Number of Meetings of the Board of Directors

The Board held 17 meetings during 2014. Directors are expected to attend Board meetings and meetings of committees for which they serve, and to spend time needed and meet as frequently as necessary to properly discharge their responsibilities. The standing committees of the Board (Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee) held an aggregate of 26 meetings during the year. Each director attended at least 75% of the meetings of the Board and the Committees of the Board on which the director served.

We currently have a policy that requires all of our directors to attend our annual stockholder meeting unless an emergency prevents them from doing so. All of our directors who were serving on the Board at the time attended our 2014 annual meeting.

The Company requires our outside, independent directors to meet in executive sessions on a periodic basis without management present. The Company’s Chairman presides at the executive sessions of outside, independent directors.

Committees

Audit Committee. Current members of the Audit Committee are Mr. Pompeo (Chair), Mr. Nall, Mr. Harris, and Mr. Johnston. Mr. Bryan served on the Audit Committee until he retired as a director in May 2014. The Board of Directors has determined that Mr. Pompeo, Mr. Nall and Mr. Johnston are Audit Committee Financial Experts within the current SEC rules. The Audit Committee reviews with the Company’s independent registered public accounting firm the scope, results and costs of the annual audit and the Company’s accounting policies and financial reporting. The Audit Committee met 13 times during 2014. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the Company’s website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The members of the Audit Committee are independent under NASDAQ rules and meet the requirements under SEC rules.

Compensation Committee. Current members of the Compensation Committee are Mr. Clarke (Chair), Mr. Harris, and Mr. Johnston. Mr. Nall served on the Compensation Committee until the 2014 annual meeting of stockholders, when he was replaced by Mr. Johnston. The function of the Compensation Committee is to consider and approve executive compensation policies and compensation to be paid to the Company’s executive officers, as well as to consider and submit to the Board of Directors reports

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recommending non-employee director compensation. All of the members of the Compensation Committee are independent under NASDAQ rules. The Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is available on the Company’s website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The Compensation Committee met 5 times during 2014.

Nominating and Corporate Governance Committee. Current members of the Nominating and Corporate Governance Committee are Mr. Nall (Chair), Mr. Di Toro, Mr. Pompeo, Mr. Clarke, and Mr. Becker. Mr. Bryan served on the Nominating and Corporate Governance Committee until he retired as a director in May 2014. Mr. Nall was appointed Chairman of the Nominating and Corporate Governance Committee on May 28, 2014. Mr. Becker was appointed to the Nominating and Corporate Governance Committee in October 2014. The Nominating and Corporate Governance Committee is responsible for recruiting and recommending candidates for membership on the Board of Directors. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Company’s website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The members of the Nominating and Corporate Governance Committee are independent under NASDAQ rules. The Nominating and Corporate Governance Committee met 8 times during 2014.

Board Leadership Structure and Oversight of Risk

Our Board of Directors is responsible for providing oversight of the affairs of the Company. Our Board of Directors has adopted Corporate Governance Principles, which outline our corporate governance policies and procedures, including, among other topics, director responsibilities, Board committees, management succession and performance evaluations of the Board.

Our Board leadership structure currently consists of shared responsibility between a Chairman of the Board and a Chief Executive Officer. Our Corporate Governance Principles provide that in the event there is a Chairman of the Board, the positions of Chairman and Chief Executive Officer are to be held by separate individuals. Since January 1, 2005, Mariano Costamagna has served as the Chief Executive Officer of the Company. If the positions of Chairman of the Board and CEO are not held by separate individuals, the Corporate Governance Principles require that there be a Lead Director. In October 2014, the Board appointed Mr. Nall (formerly Lead Director) as Chairman of the Board. Mr. Nall serves as the Chairman of the Board and, in accordance with the Corporate Governance Principles, meets the independence requirements of NASDAQ. The Chairman of the Board, among other responsibilities, works with the Chief Executive Officer and the Board to prepare Board meeting agendas and schedules, acts as liaison to other independent members of the Board, and presides at Board meetings.

We believe that the current Board leadership structure is an appropriate structure for the Company and its stockholders at this time. The sharing of responsibilities between the Chief Executive Officer and the Chairman of the Board allows, on the one hand, the Chief Executive Officer to focus his energy on strategy and management of the Company and its operating subsidiaries, and on the other hand, the Board to focus on oversight of strategic planning and risk management of the Company.

As explained above, our Board of Directors has three standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Our Audit Committee is responsible for overseeing certain accounting related aspects of the Company’s risk management processes while our full Board of Directors focuses on overall risk management. The Audit Committee and the full Board of Directors focus on what they believe to be the most significant risks facing the Company and the Company’s general risk management strategy, and also attempt to ensure, together with the Chief Executive Officer, that risks undertaken by the Company are consistent with the Board’s appetite for risk. While the Board of Directors oversees the Company’s risk management, Company management is responsible for day-to-day risk management processes. We believe this division of responsibilities at the present time is an appropriate approach for addressing the risks facing our Company and that our Board leadership structure supports this approach. We can offer no assurance that this structure, or any other structure, will be effective in all circumstances.

Stockholder Communication with the Board

Stockholders may communicate concerns to any director, Board committee member or the entire Board by writing to the following address: Fuel Systems Solutions, Inc., 780 Third Avenue 25th Floor New York, NY 10017, Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary will promptly forward all correspondence to the relevant director, committee member or the full Board as indicated in the correspondence.

Procedure for Stockholder Recommendations for Director Nominees

The Nominating and Corporate Governance Committee has no formal policy with respect to consideration of stockholder recommended director candidates but will consider various potential candidates for director that may come to the Committee’s attention through current Board members, professional search firms, stockholders and other persons. There have been no changes to this process. The Board of Directors believes it is appropriate not to establish a formal policy. In selecting director nominees the Nominating and Corporate Governance Committee considers, among other factors, (1) the competencies and skills that the candidate possesses and the candidate’s areas of qualification and expertise that would enhance the composition of the Board, and (2) how the

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candidate would contribute to the Board’s overall balance of expertise, perspectives, backgrounds and experiences in substantive matters pertaining to the Company’s business. Although the Nominating and Corporate Governance Committee has not adopted a formal diversity policy with regard to the selection of director nominees, diversity is one of the factors that the Nominating and Corporate Governance Committee considers in identifying nominees for director. The Nominating and Corporate Governance Committee has not established any minimum qualifications for directors, but identifies and evaluates each candidate on a case-by-case basis including an evaluation of business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment and other Board service. The Nominating and Corporate Governance Committee has adopted Corporate Governance Principles, a copy of which is available on the Company’s website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The Nominating and Corporate Governance Committee adopted in March 2010 minimum stockholding requirements for directors: directors must hold 2,000 shares of Fuel Systems’ common stock within two years of adoption of the requirement or, with respect to newly elected directors, within two years of election to the Board.

Code of Business Conduct and Ethics

Our Code of Conduct applies to all directors, officers and employees, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer. You can find a copy of our Code of Conduct on our website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. We will post any amendments to or waivers from the Code of Conduct on our website as may be required under applicable SEC and NASDAQ rules.

Director Compensation

From January 1, 2014 through the present, the payment structure was as follows for our independent directors:

•	$10,000 cash to each independent Board member;

•	$50,000 annual restricted stock grant to each independent Board member, granted at the annual meeting and vesting approximately one year thereafter (subject to continued service as a director, other than due to death or disability);

•	$20,000 cash to the Lead Director / Chairman of the Board as an annual fee;

•	$10,000 cash to the Audit Committee Chairman as an annual fee;

•	$5,000 cash to the Compensation Committee Chairman as an annual fee;

•	$5,000 cash to the Nominating and Corporate Governance Committee Chairman as an annual fee;

•	$2,500 cash to Audit Committee members as an annual fee;

•	$7,000 cash to each non-employee director per Board meeting attended in person if the Board meeting is held in the director’s home country or $9,000 cash to each non-employee director for each Board meeting attended in person, if the meeting is not held in the director’s home country. The $7,000 and $9,000 fee is a flat fee that is payable only once per meeting, no matter how long the meeting lasts;

•	$1,250 cash for each Board meeting attended telephonically;

•	$1,000 cash for all committee meetings attended in person by a non-employee Board member (if there is more than one meeting per day or per visit, the $1,000 covers all meetings). Committee meetings held during in person Board meetings are not subject to payment;

•	$1,000 cash per day for non-employee Directors when working or traveling on a specific assignment required by the Board, that is not part of a Board meeting;

•	$500 cash for all committee meetings attended telephonically per day by a non-employee Board member; and

•	$0 for informational or update calls.

In addition, the Board may award additional compensation for special services by the directors.

At this time, the Board has determined that all of our non-employee directors are also independent directors. In the event that new directors join our Board who are not employees but who do not qualify as independent, the Board may revisit this compensation structure as it applies to non-employee directors who are not independent.

Participation in the Deferred Compensation Plan

In addition, until termination in the second quarter of 2014, non-employee directors were eligible to participate in our deferred compensation plan pursuant to which they could elect to defer a portion of their fees, which were invested in various investment options, which could include units that tracked our Company’s common stock. Until the middle of 2009, the Company matched 50% of the participant’s contribution which was invested in our common stock fund subject to vesting provisions. The Company had previously discontinued the matching of participant’s contributions prior to termination of the plan.

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Upon termination of the plan, Mr. Di Toro and Mr. Nall were fully vested in the units purchased through the deferred compensation plan with Company matching funds. Plan assets will be distributed to the participants in May 2015.

2014 Director Compensation Table

The following table sets forth a summary of the compensation earned by our non-employee directors pursuant to our director compensation policy for the year ended December 31, 2014:

Name	Fees Earned and Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
James W. Nall	104,745	50,008	154,753
Marco Di Toro	87,995	50,008	138,003
Joseph E. Pompeo	87,329	50,008	137,337
Troy A. Clarke	68,495	50,008	118,503
Anthony Harris	71,495	50,008	121,503
Colin S. Johnston	60,287	50,008	110,295
Norman L. Bryan	38,625	—	38,625
Steven R. Becker	14,000	—	14,000

(1)	Each non-employee director received an annual restricted stock grant with a grant date fair value of $50,008 on the day of our 2014 annual stockholder meeting. All directors, excluding Mr. Becker (who was appointed as a director in October 2014) and Mr. Bryan (who retired as a director in May 2014), received this restricted stock grant on May 28, 2014 and all of the grants will vest in full on May 20, 2015.
(2)	As of December 31, 2014, shares of unvested restricted stock held by our directors were as follows: Mr. Nall 4,700, Mr. Di Toro 4,700, Mr. Pompeo 4,700, Mr. Clarke 4,700, Mr. Harris 5,661, and Mr. Johnston 4,700. See Note 13 of the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for a discussion of the calculation of the fair value of the restricted stock awards granted in 2014.

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Report of the Audit Committee

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company’s independent registered public accountants are responsible for expressing an opinion on the conformity of the Company’s audited financial statements to accounting principles generally accepted in the United States.

The Audit Committee has:

•	reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2014 with management and with the independent registered public accountants;

•	discussed with the independent registered public accountants the matters required to be discussed by the Statement on Auditing Standards No. 16, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

•	received the written disclosures and the letter from the independent registered public accountants required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning auditor independence, and has discussed the independence of the independent registered public accountants with that firm.

Based upon the Audit Committee’s review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the Securities and Exchange Commission.

The Audit Committee members do not serve as professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accountants. The Audit Committee serves an oversight role where it receives information from, consults with and provides its views and directions to management and the independent registered public accountants on the basis of the information it receives and the experience of its members in business, financial and accounting matters.

April 14, 2015	The Audit Committee

Joseph E. Pompeo, Chair
James W. Nall
Anthony Harris
Colin S. Johnston

The foregoing report of the Audit Committee of the Board of Directors shall not be deemed to be soliciting material or to be filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, or incorporated by reference in any document so filed.

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EXECUTIVE OFFICERS

The following table sets forth information as of April 1, 2015 concerning our executive officers. Some background information on our executive officers follows:

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

Pietro Bersani	47	Chief Financial Officer

Michael Helfand	55	Senior Vice President Finance and Chief Accounting Officer

Marco Seimandi	49	Executive Director of Automotive Sales and Marketing

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003 and as Chief Executive Officer since January 1, 2005. His background is set forth above, in the table under the “Board Composition” section.

Pietro Bersani, 47, became Chief Financial Officer effective April 4, 2011. Mr. Bersani had rendered professional services as a consultant to MTM S.r.l. from January 2011 to March 2011. Previously, Mr. Bersani had served as an audit senior manager at Deloitte & Touche S.p.A., formerly Arthur Andersen S.p.A in Italy. Mr. Bersani is a Certified Public Accountant and member of the American Institute of Certified Public Accountants with significant experience in the accounting industry having rendered professional services ranging over audits of consolidated financial statements and reporting packages, comfort letters and Initial Public Offering (IPO) prospectuses, M&A due diligences, assessments of internal control systems, identification processes of key performance indicators, risk factors and risk controls, agreed-upon procedures, other regulatory and other attest services. Mr. Bersani is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of IAS/IFRS and developed a significant industry expertise in automotive components, transportation-airlines and train, technology media telecommunications, pharmaceutical/chemical, advertising, retail and pay-TV. From May 2007 to July 2009, Mr. Bersani also served in the responsible position of audit senior manager at Deloitte Touche Tohmatsu Services Inc., based in New York, to help improve the quality standards of the audit practice, develop the network audit methodology and audit approach, and to help implement a network risk management system for client acceptance and engagement risk assessment. Mr. Bersani earned a BA and MA in Business Economics from L. Bocconi University, Italy.

Michael Helfand, 55, became our Senior Vice President Finance and Chief Accounting Officer in May 2009. Prior to joining Fuel Systems, and beginning in 2003, Mr. Helfand was a finance and accounting consultant serving clients in matters related to SEC registration material preparation; Sarbanes-Oxley engagements; and financial review and systems development. From 2007 to 2008, he has served as the Interim Chief Financial Officer of Rothschild North America, Inc., a global investment bank. From 2006 to 2007, Mr. Helfand was the Executive Vice President of Finance and Interim CEO at WRC Media, Inc., a publishing company. Prior to consulting, he was Executive Vice President and CFO of Vestcom International, a NASDAQ company, from 1999 to 2003 and of World Color Press, a New York Stock Exchange company, in 1998. In addition, Mr. Helfand held various roles of increasing responsibility including Vice President and Assistant Controller at ABC, Inc., a division of the Walt Disney Company.

Marco Seimandi, 49, became Executive Director of Automotive Sales and Marketing effective August 1, 2012. Previously, Mr. Seimandi had been serving as Marketing Director of MTM. He joined MTM in 1996 as Commercial Manager after his previous experience as Regional Commercial Manager of the French automotive component group Valeo. Mr. Seimandi has a PhD in aircraft engineering at Turin Polytechnic in Italy and a specialization in business administration from CEDEP/INSEAD Institute at Fontainebleau in France.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of January 31, 2015, except as otherwise noted, as to:

•	Each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock;

•	Our Named Executive Officers;

•	Each of our directors and director nominees; and

•	All our directors and executive officers as a group.

Except as otherwise indicated, all of the shares indicated in the table are shares of Fuel Systems’ common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name. For the purposes of calculating percentage ownership as of January 31, 2015, 20,114,427 shares were issued and 19,411,292 shares were outstanding, and, for any individual who beneficially owns shares of restricted stock that will vest or shares represented by options that are or will become exercisable within 60 days following January 31, 2015, those shares are treated as if outstanding for that person, but not for any other person. In preparing the following table, we relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of our common stock pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, unless we knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case we relied upon information that we considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Fuel Systems Solutions, Inc., 780 Third Avenue, 25th Floor, New York, NY 10017.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage
5% Stockholders:
Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust	2,671,684	(1)	13.8%
Becker Drapkin Management, L.P.	1,894,565	(2)	9.8%
Royce & Associates, LLC	1,167,700	(3)	6.0%
Signia Capital Management, LLC	1,140,445	(4)	5.9%
Directors, Director Nominees and Executive Officers:
Mariano Costamagna	3,218,774	(5)	16.6%
Pietro Bersani	5,588	(6)	*
Marco Di Toro	6,385	(7)	*
Michael Helfand	3,718	(8)	*
James W. Nall	7,932	(9)	*
Joseph E. Pompeo	5,720	(10)	*
Marco Seimandi	5,090	(11)	*
Anthony Harris	480	(12)	*
Troy A. Clarke	5,098	(13)	*
Colin S. Johnston	0	(14)	*
Steven R. Becker	1,894,565	(2)	9.8%
Pier Antonio Costamagna	3,218,774	(5)	16.6%
Roberto Olivo	0	(15)	*
All current executive officers and directors as a group (11 persons)	5,153,350	(16)	26.5%

*	Indicates ownership of less than 1% of the Company’s common stock.
(1)	Based on Amendment 4 to a Schedule 13G Information Statement filed on February 13, 2014 by Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust. The Schedule 13G discloses that Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly and as co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares. The Schedule 13G also discloses that Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust, in addition to the shares previously listed. The principal business office of the Filers is located at 125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.

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(2)	Based on Amendment No. 3 to a Schedule 13D Beneficial Ownership Report filed on October 29, 2014 by Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., BC Advisors, LLC, Steven R. Becker, and Matthew A. Drapkin. The report discloses that BC advisors, LLC, Steven R. Becker, and Matthew A. Drapkin have shared voting power and shared dispositive power on 1,894,565 shares. The report also discloses that: (i) Becker Drapkin Partners (QP), L.P. has sole voting power and sole dispositive power on 1,369,436 shares; (ii) Becker Drapkin Partners L.P. has sole voting power and sole dispositive power on 156,483 shares; and (iii) that Becker Drapkin Management, L.P. has sole voting power and sole dispositive power on 368,646 shares, and shared voting power and shared dispositive power on 1,525,919 shares. The principal business office of the Filers is located at 500 Crescent Court, Suite 230, Dallas, TX 75201.
(3)	Based on a Schedule 13G Information Statement filed on January 9, 2015 by Royce & Associates, LLC. The schedule discloses that Royce & Associates, LLC holds 1,167,700 shares. The principal business office of the Filer is located at 745 Fifth Avenue, New York, NY 10151.
(4)	Based on a Schedule 13G Information Statement filed on February 12, 2015 by Signia Capital Management, LLC. The schedule discloses that Signia Capital Management, LLC holds 1,140,445 shares. The principal business office of the Filer is located at 108 N Washington Street, Suite 305, Spokane, WA 99201.
(5)	Total shares beneficially owned by Mr. Mariano Costamagna include 1,584,589 shares held by Mariano Costamagna’s brother, Pier Antonio Costamagna, and his wife, to which he disclaims beneficial ownership. Total shares beneficially owned by Mr. Pier Antonio Costamagna include 1,634,185 shares held by Mr. Mariano Costamagna, and his wife, to which he disclaims beneficial ownership. Mr. Pier Antonio Costamagna retired as an executive officer of the Company and as General Manager of MTM S.r.L. effective February 5, 2014.
(6)	Includes 5,588 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 31, 2015. Does not include 12,792 shares of unvested options held by Mr. Bersani.
(7)	Does not include 4,700 shares of unvested restricted stock held by Mr. Di Toro, as well as 1,547 shares invested in the Company’s deferred compensation plan in Mr. Di Toro’s name.
(8)	Includes 3,718 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 31, 2015. Does not include 8,462 shares of unvested options held by Mr. Helfand.
(9)	Does not include 4,700 shares of unvested restricted stock held by Mr. Nall, as well as 933 shares invested in the Company’s deferred compensation plan in Mr. Nall’s name.
(10)	Does not include 4,700 shares of unvested restricted stock held by Mr. Pompeo.
(11)	Includes 3,750 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 31, 2015. Does not include 8,750 shares of unvested options held by Mr. Seimandi.
(12)	Does not include 5,661 shares of unvested restricted stock held by Mr. Harris.
(13)	Does not include 4,700 shares of unvested restricted stock held by Mr. Clarke.
(14)	Does not include 4,700 shares of unvested restricted stock held by Mr. Johnston.
(15)	Mr. Olivo resigned effective December 31, 2014. As of December 31, 2014, Mr. Olivo held 4,000 shares underlying unexercised phantom stock options, which were subsequently forfeited 30 days after his resignation.
(16)	Includes an aggregate of 13,056 shares issuable upon exercise of outstanding options that are exercisable prior to or within 60 days following January 31, 2015.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Fuel Systems’ common stock. Executive officers, directors and owners of greater than 10% of our stock are required by SEC regulations to furnish copies of all Section 16(a) reports they file. Based solely upon a review of the filings furnished pursuant to Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 or advice that no filings were required, all filing requirements of Section 16(a) were timely complied with during the year ended December 31, 2014.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss certain aspects of our compensation policies as they apply to our Chief Executive Officer, our Chief Financial Officer, and our other named executive officers, identified in the Summary Compensation Table below. We refer to these six individuals throughout as the “Named Executive Officers.” Our discussion and the following tabular disclosure focus on compensation and policies relating to the year ended December 31, 2014.

Operation of the Compensation Committee

The Compensation Committee is appointed by the Board of Directors to approve and evaluate all of the Company’s compensation programs, policies and plans, as they affect the executive officers. During 2014, the Compensation Committee consisted of three outside, non-employee directors who were considered to be independent under the Nasdaq Rules. The Compensation Committee held five meetings in 2014, most of which included “executive sessions” where members of management were not present. Prior to May 28, 2014, the members of the Compensation Committee were Messrs. Clarke, Nall, and Harris, with Mr. Clarke being the Chairman. Following Mr. Nall’s appointment as Lead Director, effective May 28, 2014, he was replaced on the Compensation Committee by Mr. Johnston. The current members of the Compensation Committee are Messrs. Clarke, Harris, and Johnston, with Mr. Clarke serving as the Chairman.

The Compensation Committee is directly responsible for the evaluation of the performance of the Chief Executive Officer, or CEO, and the associated adjustments to the elements of his compensation package, as discussed in more detail below.

With respect to the executive officers, the Compensation Committee receives compensation recommendations from the CEO and approves or modifies them in the exercise of its judgment. Ultimately, the Compensation Committee has full discretion to make compensation decisions for our executive officers.

Compensation Philosophy

Our compensation policies are designed to reward management based on our financial results and therefore take into account our operating results and expectations for continued growth. Overall, we seek to provide compensation packages that allow us to retain key executives, while being tailored to the unique characteristics of our Company.

We wish to reinforce the importance of the Company’s profitability in our compensation structure. To that end, we established our Incentive Bonus Plan, which enables our executives to share in the Company’s financial success. Under our Incentive Bonus Plan, a bonus pool may be established using Company performance criteria including operating measures of profits and revenue. In addition, we value the concept of rewarding all employees, and not just our executives, for the Company’s successes. Implementing these priorities, our Incentive Bonus Plan includes bonuses to be awarded to employees at our worldwide locations from the bonus pool.

We have also established the 2009 Restricted Stock Plan, the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan to grant awards with multi-year vesting schedules, thereby promoting retention and also with the goal of further aligning the interests of our executives and our stockholders. These Plans are used to reward our executives and key employees.

We believe our incentive compensation philosophy should be shaped to motivate our executives to achieve Company goals and to align their interests with those of our stockholders.

Engagement of a Compensation Consultant

The Compensation Committee has the authority and access to the funds to engage outside compensation consultants to analyze compensation issues. The Compensation Committee does not currently use the services of a compensation consultant for purposes of executive compensation and did not retain such services in 2014.

The Compensation Committee believes that compensation decisions require judgment and should reflect individual circumstances and market pay levels and trends.

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Risk Policy Framework

In addition to the general risk policy framework previously discussed, we believe that our executive and employee incentive compensation does not encourage, and thereby limits, unnecessary and excessive risk taking by executives and employees. All incentive compensation of executive officers is fully subject to Compensation Committee discretion and all other employee incentive compensation is fully subject to either management or Compensation Committee discretion. As further described herein, the Compensation Committee reviews and approves all incentive compensation of executive officers. Our cash Incentive Bonus Plan is primarily a formula driven plan with certain targets in which employees participate.

Elements of Compensation

Compensation for each executive officer for 2014 consisted of a base salary, the opportunity to receive annual incentive compensation in the form of cash under our Incentive Bonus Plan, the opportunity to receive an additional cash bonus at the discretion of the Compensation Committee, equity awards under the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan, and assorted other benefits and perquisites. We provide a base salary and benefits package that management and the Compensation Committee believe is consistent with market conditions which allows us to retain key executives and employees.

The opportunity to receive incentive compensation under our Incentive Bonus Plan in 2014 focused our executive officers on short-term performance and provided them with the possibility of an immediate reward, while the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan provide the Compensation Committee the flexibility to grant long-term incentives designed to encourage the achievement of corporate goals and the growth of stockholder value over the longer term, as well as to promote retention. We have not established minimum stock ownership guidelines for our executive officers or adopted a policy requiring them to retain their Fuel Systems’ stock for any period of time.

Base Salary

The Compensation Committee has the authority to set the CEO’s compensation. The Compensation Committee receives compensation recommendations from the CEO for the other Named Executive Officers and approves or modifies them in the exercise of its judgment based on the Board’s interactions with the Named Executive Officers.

In 2014, no executives, including the CEO, received salary increases.

Mr. Costamagna is also eligible for consideration for an annual bonus under the Company’s Incentive Bonus Plan, and is eligible to participate in other general employee benefits the Company maintains for its employees. Our CEO annually reviews the performance of our other Named Executive Officers and subsequently presents conclusions and recommendations regarding these officers, including proposed salary adjustments, to the Compensation Committee. The Compensation Committee makes the final decision regarding any adjustments or awards. The review of performance by the Compensation Committee and the CEO of other executive officers is a subjective assessment of each executive’s contribution to Company or division performance, leadership qualities, strengths and weaknesses and the individual’s performance relative to goals set by Mariano Costamagna and the Compensation Committee. The Compensation Committee and the CEO do not systematically assign a weight to the factors they consider, and may, in their discretion, consider or disregard any one factor that is important to or irrelevant for a particular executive.

Incentive Bonus Plan

Our Incentive Bonus Plan is administered by the Compensation Committee, which has final decision-making authority over its implementation. Executive employees, including our Named Executive Officers, participate in our Incentive Bonus Plan as do other employees. The plan provides us with the framework to grant cash incentive compensation to eligible employees.

Employees of the Company and its subsidiaries worldwide are eligible to participate in our Incentive Bonus Plan if they have been employed for at least the final six months of the applicable year and if they are employed by the Company or any of its subsidiaries on the date that awards are given. None of the Company’s employees (including the Named Executive Officers) are guaranteed incentive compensation. An eligible employee will only receive his or her incentive compensation from the pool for the year and, if applicable, if that employee has successfully met his or her performance goals for that year. We believe our Incentive Bonus Plan enhances the Company’s compensation structure and strategy and encourage results-oriented actions on the part of all employees throughout the Company.

After the end of each year, the Compensation Committee approves a formula, which determines the size of the incentive compensation pool for distribution to all eligible employees. The awards are distributed out of this pool to all eligible employees. Incentive compensation under the Incentive Bonus Plan is paid in cash.

Our Incentive Bonus Plan provides that more senior employees, including the Named Executive Officers, can earn a percentage of the bonus allocation to them based on the achievement of levels of performance against target. The awards are based upon a percentage of the executive’s base salary and performance achievements. Discretionary bonuses outside our Incentive Bonus Plan are available subject to approval of the Compensation Committee.

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For 2014, none of the targets of the 2014 Incentive Bonus Plan were achieved and the Compensation Committee decided that no amounts would be paid to any employees under the Incentive Bonus Plan.

Awards made in previous years under the Incentive Bonus Plan are reported in the Non-Equity Incentive Plan Compensation column of the “Summary Compensation Table” on page 23.

Additional Cash Bonus Compensation

Discretionary bonuses, in addition to the bonuses under the Incentive Bonus Plan described above, are available based upon the approval of the Compensation Committee. The Compensation Committee looks to the recommendation of the CEO, except with respect to his own bonus. For 2014, discretionary bonuses in the amount of approximately $80,000 were awarded by the Compensation Committee to several employees, including certain of the Named Executive Officers as disclosed in the Summary Compensation Table below. The Committee made this award as a reflection of the service of these individuals.

Equity Compensation

2009 Restricted Stock Plan

The purpose of the 2009 Restricted Stock Plan is to promote the long-term growth and profitability of Fuel Systems Solutions, Inc. by (i) providing all non-employee directors and eligible employees of the Company and its subsidiaries with incentives to maximize stockholder value and otherwise provide outstanding performance and (ii) enabling the Company to attract, retain and reward the best available employees. The Committee may also determine, from to time, to grant to employees awards under the 2009 Restricted Stock Plan as retention awards in its discretion.

The 2009 Restricted Stock Plan currently provides that eligible employees and non-employee directors may be granted restricted stock or restricted stock unit awards. All awards to be granted under the Restricted Stock Plan are awards relating to shares of the Company’s common stock. No awards of restricted stock or restricted stock units were made in 2014 to any employees. See “Item 3 – Adoption of Amendments to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan” for a summary of amendments to the Restricted Stock Plan being submitted to shareholders for approval at this annual meeting.

2011 Stock Option Plan and 2011 Phantom Stock Option Plan

On December 14, 2011, the Board of Directors adopted the 2011 Stock Option Plan and the 2011 Phantom Stock Option Plan which were subsequently approved by the stockholders on May 23, 2012. Awards under the plans are designed to promote retention, with multi-year vesting schedules, and to promote the creation of long-term value for stockholders by aligning the interests of stockholders and participants.

The 2011 Stock Option Plan includes shares available for issuance in the form of incentive and nonqualified stock options to certain executives and key employees of the Company and its subsidiaries who are employed in the United States.

The 2011 Phantom Stock Option Plan provides for the issuance of cash-settled phantom stock options (“PSOs”) to certain executives and key employees of the Company and its subsidiaries who are employed outside the United States. A PSO represents the right to receive a cash payment equal to the positive difference in value between the exercise price established on the date of grant in U.S. dollars and the fair market value of a share of Company common stock on the date of exercise in U.S. dollars, converted to local currency at the conversion rate prevailing on the date of exercise. Pursuant to the terms of the 2011 Phantom Stock Option Plan, all PSOs must be settled in cash, and no shares of Company common stock will be issued under the 2011 Phantom Stock Option Plan.

The term of a stock option or PSO may not exceed ten years, and in no event will the exercise price of a stock option or PSO be less than the fair market value of the Company’s common stock on the grant date. Other terms including conditions to vesting and exercise and forfeiture provisions will be detailed in a grant agreement.

On May 1, 2014, the Compensation Committee approved the incentive stock option and PSO grants to the Named Executive Officers as reported below in the Grants of Plan-Based Awards Table.

Other Benefits and Perquisites

We provide broad-based benefits and perquisites for our employees and their dependents, portions of which are paid for by the employee. Benefits include, among other things, life insurance, health insurance, dental insurance, vision insurance, 401(k) participation, dependent and healthcare reimbursement accounts, vacation time and holidays. The employee benefits for our Named Executive Officers are generally the same as those provided for our other salaried employees.

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We maintain a retirement savings plan, or a 401(k) plan, for the benefit of our eligible employees who are at least 21 years old and paid from the United States. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. Our employee matching contributions are discretionary up to a limit of 100% of the first 3% of compensation contributed by employees each pay period. The Company suspended the 401(k) match in 2009, and subsequently restored it in 2011. An employee’s interests in his or her deferrals are 100% vested when contributed. After two years of employment, the participant is 25% vested in the employer’s matching contributions. Each year thereafter, an additional 25% of the employer’s matching contributions vests, resulting in full vesting after five years of employment. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

We do provide some perquisites as additional benefits that are convenient for our executive officers when faced with the demands of their positions.

Tax Issues

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits amounts that can be deducted for compensation paid to certain executives to $1.0 million unless certain requirements are met. No executive officer receives compensation in excess of $1.0 million, and therefore, all compensation amounts are deductible at present. The Compensation Committee will continue to monitor the applicability of Section 162(m) to our compensation program.

Compensation upon Termination

None of our Named Executive Officers have specific severance arrangements. The Compensation Committee has on occasion determined to provide severance to departing executives and may do so in the future. For information regarding treatment of outstanding equity awards and entitlement to incentive compensation upon termination and change in control events, see below under “Potential Payments Upon Termination or Change in Control.”

On December 23, 2014, Roberto Olivo resigned from his position as Executive Director of Operations and Supply of the Company, effective December 31, 2014. In connection with his resignation from employment with the Company, Mr. Olivo entered into a Separation Agreement and General Release, pursuant to which Mr. Olivo was paid a severance payment of US$50,000 in January 2015 and consulting payments of US$2,500 per month for twenty-four months commencing on January 1, 2015 and ending on December 31, 2016 from the Company. In connection with his resignation, Mr. Olivo also entered into a Settlement Agreement with MTM, pursuant to which Mr. Olivo was paid an aggregate severance and settlement payment of €171,000 in January 2015.

Mr. Pier Antonio Costamagna retired as an executive officer of the Company and as General Manager of MTM, effective February 5, 2014. In connection with his retirement, on May 28, 2014, Mr. Pier Antonio Costamagna entered into a Settlement Agreement with MTM, pursuant to which Mr. Pier Antonio Costamagna was paid €350,000 in two equal installments at the end of June 2014 and December 2014. Mr. Pier Antonio Costamagna will remain a member of the Board of Directors of MTM until the approval of the MTM financial statements for December 31, 2015 and, during this time, will remain committed to support and mentor a successor to assume his former duties as General Manager of MTM.

Say-on-Pay Results

Last year, approximately 98% of the votes cast at our 2014 annual meeting of stockholders, excluding abstentions and broker non-votes, voted on an advisory basis to approve our executive compensation program for fiscal year 2013. The Compensation Committee reviewed the outcome of this advisory vote and believes that the level of stockholder support reflects favorably on our executive compensation program and reaffirms our current executive compensation structure. Accordingly, the design of our 2014 executive compensation is largely unchanged from 2013. We encourage our stockholders to once again approve the non-binding advisory vote on our executive compensation program.

Conclusion

Our compensation policies are designed to retain and motivate our senior executive officers and to ultimately reward them for outstanding individual and corporate performance. We will continue to monitor these policies to gauge whether they are meeting our expectations and are willing to change them as necessary to accomplish our goals.

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Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained herein with the management of the Company and, based on the review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation Committee:

Troy A. Clarke, Chairman
Anthony Harris
Colin S. Johnston

The foregoing report of the Compensation Committee of the Board of Directors shall not be deemed to be soliciting material or to be filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, or incorporated by reference in any documents so filed.

Compensation Committee Interlocks and Insider Participation

Messrs. Clarke, Nall, and Harris served as members of the Compensation Committee until May 28, 2014, when Mr. Nall was replaced by Mr. Johnston. Consequently, effective May 28, 2014, the current members of the Compensation Committee are Mr. Clarke (Chair), Mr. Harris, and Mr. Johnston. None of these persons is or has been an officer or employee of the Company or any of its subsidiaries. In addition, there are no Compensation Committee interlocks between the Company and other entities involving the Company’s executive officers and directors who serve as executive officers of such entities.

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Summary Compensation Table

The following table summarizes the compensation of our Named Executive Officers for 2014 (including two officers who are no longer officers or employees of the Company):

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($ )	All Other Compensation ($)		Total ($)
Mariano Costamagna	2014	$639,303	$—	$—	$—	$8,595	(3)	$647,898
(Chief Executive Officer and Director)(9)	2013 2012	632,562 604,879	34,600 —	— —	— 51,735	8,588 8,336	(3) (3)	675,750 664,949
Pietro Bersani	2014	$353,600	$10,000	$37,754	$—	$8,340	(4)	$409,694
(Chief Financial Officer)	2013 2012	349,049 332,500	17,500 —	55,216 80,025	— 29,091	7,476 3,596	(4) (4)	429,241 445,212
Roberto Olivo	2014	$304,356	$—	$—	$—	$301,810	(5)	$606,167
(Executive Director of Operations and Supply, former Co-President and Head of BRC Operations - resigned effective December 31, 2014)(9)	2013 2012	301,796 283,225	17,000 —	76,125 106,700	— 27,302	21,272 19,751	(5) (5)	416,194 436,978
Pier Antonio Costamagna	2014	$—	$—	$—	$—	$418,693	(6)	$418,693
(General Manager of MTM, former Director of Mechanical Engineering of MTM - resigned effective February 5, 2014)(9)	2013 2012	421,352 397,428	17,953 —	— —	— 30,194	1,355 1,312	(6) (6)	440,660 428,934
Michael Helfand	2014	$293,280	$5,000	$24,915	$—	$21,054	(7)	$344,248
(Senior Vice President Finance and Chief Accounting Officer)	2013 2012	289,505 279,000	20,139 —	36,439 53,350	— 24,128	21,970 20,758	(7) (7)	368,053 377,236
Marco Seimandi	2014	$213,182	$5,000	$26,025	$—	$54,625	(8)	$298,832
(Executive Director of Automotive Sales and Marketing) (9)	2013 2012	210,482 196,169	12,500 —	38,063 53,350	— 15,648	52,795 50,856	(8) (8)	313,840 316,024

(1)	Amounts represent bonuses paid outside the Incentive Bonus Plan.
(2)	The fair value of stock option and phantom stock option grants is computed in accordance with FASB ASC 718. See Note 13 of the notes to the consolidated financial statements included within the Annual Report on Form 10-K for a discussion of the calculation of the fair value of these awards.
(3)	Of this amount for 2014, $6,645 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,950 represents life insurance premiums paid by the Company. Of this amount for 2013, $6,640 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,948 represents life insurance premiums paid by the Company. Of this amount for 2012, $6,430 represents fees paid to Mr. Mariano Costamagna as President of the Board of Directors of one of the Company’s subsidiaries, and $1,906 represents life insurance premiums paid by the Company.
(4)	Of this amount for 2014, $540 represents life insurance premiums paid by the Company and $7,800 represents 401(k) plan matching contributions. Of this amount for 2013, $159 represents life insurance premiums paid by the Company and $7,317 represents 401(k) plan matching contributions. Of this amount for 2012, $18 represents life insurance premiums paid by the Company and $3,578 represents 401(k) plan matching contributions.
(5)

Of this amount for 2014, $5,813 represents life insurance premiums paid by the Company, $3,000 represents 401(k) plan matching contributions, $15,721 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, $50,000 represents a severance payment in relation with a Separation Agreement and General Release entered into in connection with Mr. Olivo’s resignation from employment with the Company effective December 31, 2014, and $227,276 represents the US Dollars equivalent of an aggregate severance and settlement payment of €171,000 in relation with a Settlement Agreement with MTM also in connection with Mr. Olivo’s resignation effective December 31, 2014 (see above under

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“Compensation upon Termination” for details of Mr. Olivo severance agreement). Of this amount for 2013, $2,564 represents life insurance premiums paid by the Company, $3,000 represents 401(k) plan matching contributions, and $15,708 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation. Of this amount for 2012, $2,332 represents life insurance premiums paid by the Company, $2,792 represents 401(k) plan matching contributions, and $14,627 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation.

(6)	Of this amount for 2014, $1,356 represent life insurance premiums paid by the Company and $417,337 represent the US Dollar equivalent of €314,000 recognized as severance pursuant to a Settlement Agreement entered into by Mr. Pier Antonio Costamagna with MTM S.r.L. in connection with his retirement as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014 (see above under “Compensation Upon Termination” for details of Mr. Costamagna severance agreement). The total amount agreed upon in the Settlement Agreement was €350,000, of which €50,000 to be recognized as a non-competition covenant for the two years’ period from June 2014 to June 2016. For 2013 and 2012 these amounts represent life insurance premiums paid by the Company.
(7)	Of this amount for 2014, $1,254 represents life insurance premiums paid by the Company, $7,800 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2013, $201 represents life insurance premiums paid by the Company, $9,769 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2012, $28 represents life insurance premiums paid by the Company, $8,730 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance.
(8)	Of this amount for 2014, $3,443 represents life insurance premiums paid by the Company, $16,570 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, and $34,612 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries. Of this amount for 2013, $2,457 represents life insurance premiums paid by the Company, $15,754 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, and $34,584 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries. Of this amount for 2012, $2,276 represents life insurance premiums paid by the Company, $15,090 represents Company match on deferred severance compensation, in accordance with the Italian TFR legislation, and $33,490 represent fees paid to Mr. Seimandi as member of the Board of Directors of Company’s subsidiaries.
(9)	Messrs. Mariano Costamagna and Roberto Olivo each received a portion of their compensation in US Dollars, and a portion in Euros. Mr. Pier Antonio Costamagna and Mr. Marco Seimandi both received their entire compensation in Euros. Amounts in Euros were converted to US Dollars based on the average conversion rate for the applicable year.

Grants of Plan-Based Awards Table

The following table summarizes the grants of plan-based awards to our Named Executive Officers during 2014:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards (2)
Mariano Costamagna	—	—	—	—
Pietro Bersani	5/1/2014	5,440	$10.37	$37,754
Roberto Olivo (3)	5/1/2014	7,500	$10.37	$52,050
Pier Antonio Costamagna	—	—	—	—
Michael Helfand	5/1/2014	3,590	$10.37	$24,915
Marco Seimandi	5/1/2014	3,750	$10.37	$26,025

(1)	Represent stock option awards granted under our 2011 Stock Option Plan and, in the case of Mr. Olivo and Mr. Seimandi, phantom stock option awards granted under our 2011 Phantom Stock Option Plan.
(2)	Fair value is based on quoted market price of the Company’s stock on the grant dates. Fair value is computed in accordance with FASB ASC 718. See Note 13 of the notes to the consolidated financial statements included within the Annual Report on Form 10-K for a discussion of the calculation of the fair value of these awards.
(3)	Mr. Olivo’s grant was forfeited upon his resignation effective December 31, 2014.

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Outstanding Equity Awards at Fiscal Year End 2014

The following table provides a summary of stock option, phantom stock option and unvested restricted stock awards held by the Named Executive Officers that were outstanding as of December 31, 2014. No unvested restricted stock was held by the Named Executive Officers at December 31, 2014.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
	Exercisable		Unexercisable		($ /sh )	Date	(#)	($)
Mariano Costamagna	—		—		—	—	—	—
Pietro Bersani	—	(1)	5,440	(1)	10.37	5/1/2024	—	—
	1,088	(2)	4,352	(2)	15.06	5/1/2023	—	—
	4,500	(3)	3,000	(3)	15.97	12/15/2021	—	—
Roberto Olivo	—	(4)	7,500	(4)	10.37	5/1/2024	—	—
	1,500	(4)	6,000	(4)	15.06	5/1/2023	—	—
	6,000	(4)	4,000	(4)	15.97	12/15/2021
Pier Antonio Costamagna	—	(5)	—	(5)	—	—	—	—
Michael Helfand	—	(6)	3,590	(6)	10.37	5/1/2024	—	—
	718	(7)	2,872	(7)	15.06	5/1/2023	—	—
	3,000	(8)	2,000	(8)	15.97	12/15/2021	—	—
Marco Seimandi	—	(9)	3,750	(9)	10.37	5/1/2024	—	—
	750	(10)	3,000	(10)	15.06	5/1/2023	—	—
	3,000	(11)	2,000	(11)	15.97	12/15/2021	—	—

(1)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1088 at 5/1/2015, 1088 at 5/1/2016, 1088 at 5/1/2017, 1088 at 5/1/2018, and 1088 at 5/1/2019.
(2)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1088 at 5/1/2015, 1088 at 5/1/2016, 1088 at 5/1/2017, and 1088 at 5/1/2018.
(3)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1500 at 12/15/2015, and 1500 at 12/15/2016.
(4)	Mr. Olivo forfeited his unvested phantom stock options upon resignation effective December 31, 2014. Mr. Olivo had exercisable phantom stock options for 7,500 underlying securities as of December 31, 2014, which were subsequently forfeited 30 days after his resignation.
(5)	Mr. Pier Antonio Costamagna resigned effective February 5, 2014. Mr. Pier Antonio Costamagna held exercisable stock options for 10,000 underlying securities with an option exercise price of $11.40 per share, which expired unexercised on 5/17/2014.
(6)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 718 at 5/1/2015, 718 at 5/1/2016, 718 at 5/1/2017, 718 at 5/1/2018, and 718 at 5/1/2019.
(7)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 718 at 5/1/2015, 718 at 5/1/2016, 718 at 5/1/2017, and 718 at 5/1/2018.
(8)	Represent stock options awarded under the 2011 Stock Option Plan. The unvested awards vest over time as follows: 1000 at 12/15/2015, and 1000 at 12/15/2016.
(9)	Represent stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards vest over time as follows: 750 at 5/1/2015, 750 at 5/1/2016, 750 at 5/1/2017, 750 at 5/1/2018, and 750 at 5/1/2019.
(10)	Represent stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards vest over time as follows: 750 at 5/1/2015, 750 at 5/1/2016, 750 at 5/1/2017, and 750 at 5/1/2018.
(11)	Represent stock options awarded under the 2011 Phantom Stock Option Plan. The unvested awards vest over time as follows: 1000 at 12/15/2015, and 1000 at 12/15/2016.

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Option Exercises and Stock Vested in 2014

There was no vesting of shares of restricted stock held by the Named Executive Officers during 2014.

There were no options exercised during 2014 by the Named Executive Officers.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation in 2014

Our Named Executive Officers were eligible to participate in our deferred compensation plan. However, none of the Named Executive Officers elected to participate in this plan in 2014 or earlier. Accordingly, none of the Named Executive Officers withdrew any funds or received a distribution of any funds from the plan in 2014. The deferred compensation plan was terminated in the second quarter of 2014 and the plan assets will be distributed to the participants in May 2015.

Potential Payments upon Termination or Change in Control

None of our Named Executive Officers have specific severance arrangements. The Compensation Committee has on occasion determined to provide severance to departing executives. See above under “Compensation upon Termination” for more information regarding severance arrangements.

Treatment of Incentive Compensation. No employee is eligible to receive an incentive compensation award (in cash or restricted stock) if he or she is not employed by the Company on the date the awards are made. Therefore, even if one of our Named Executive Officers was eligible in all other respects to receive incentive compensation (for example, he worked for a profitable division, he met his personal performance goals and was employed by the Company or one of its subsidiaries for at least the final six months of the fiscal year), he would not be entitled to any award unless he continued to be employed by the Company on the award grant date.

If any employee who has received a restricted stock award under our plans leaves the Company for any reason, his or her restricted stock that remains unvested on the date of termination is forfeited.

Treatment of Stock Option Awards. Pursuant to the terms of the underlying grant agreements, outstanding, unvested stock options and phantom stock options are forfeited upon termination of employment for any reason. Upon a merger or sale of all or substantially all of the Company’s assets, any then outstanding, unvested stock options become fully vested. As of December 31, 2014, all Named Executive Officers have outstanding stock options, except Mr. Mariano Costamagna and Mr. Pier Antonio Costamagna.

Mr. Pier Antonio Costamagna retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014; however, since his stock options were fully vested at that time, any termination of employment or a merger or sale of all, or substantially all, of the Company’s assets would have had no effect on this portion of his compensation. All stock options held by Mr. Pier Antonio Costamagna that were fully vested expired unexercised on May 17, 2014. Stock options held by Messrs. Bersani and Helfand and phantom stock options held by Mr. Seimandi were only partially vested as of December 31, 2014; therefore, a termination of their employment would result in forfeiture of the unvested awards, or upon a merger or sale of all or substantially all of the Company’s assets, such unvested awards would become fully vested. Mr. Olivo resigned as Executive Director of Operations and Supply effective December 31, 2014, which resulted in forfeiture of his unvested awards. Phantom stock options held by Mr. Olivo as of December 31, 2014 that were fully vested were subsequently forfeited 30 days after his resignation.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Parties

Pursuant to our Code of Conduct (a copy of which may be found on our website, www.fuelsystemssolutions.com under the caption “Corporate Governance”), all of our directors, officers and employees and those of our subsidiaries are required to disclose to our Board of Directors (for all directors and executive officers) or a local human resource manager (for our other employees) any direct or indirect relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest between any of them, personally, and us or our subsidiaries. In approving or rejecting a proposed transaction, the disinterested members of our Board of Directors or a local human resource manager, as applicable, will consider the facts and circumstances available and deemed relevant, including but not limited to, the risks, costs, and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. The Nominating and Corporate Governance Committee and the Audit Committee have developed certain procedures to periodically review and as necessary approve related party transactions with the entities owned in whole or in part by Mr. Costamagna and his family. After concluding their review, they will only approve those transactions that, in light of known circumstances, are in or are not inconsistent with, the Company’s interests, as they determine in good faith.

Family Relationships among Executive Officers

Mariano Costamagna, our Chief Executive Officer and member of our Board of Directors, is the brother of Pier Antonio Costamagna. Mr. Pier Antonio Costamagna retired as an executive officer of the Company and as General Manager of MTM S.r.L., a wholly-owned subsidiary of Fuel Systems, effective February 5, 2014. Mariano Costamagna is also the brother-in-law of Margherita Piumatti, Human Resources Manager of MTM. Ms. Piumatti’s annual salary is approximately $61,000, using the average Euro to U.S. dollar exchange rate for the year ended December 31, 2014.

Transactions with Entities Owned or Controlled by the Costamagna Family

The Company leases nine buildings in Italy from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna and Pier Antonio Costamagna and their families. Total lease payments to IMCOS Due in 2014 were approximately $2.7 million for the year ended December 31, 2014.

Mariano and Pier Antonio Costamagna, together with one employee of the Company, own 40% of Immobiliare 4 Marzo S.a.s. The Company paid approximately $0.3 million to Immobiliare 4 Marzo S.a.s. in 2014 in connection with the lease of a building.

Mariano and Pier Antonio Costamagna and their family members own 100% of Biemmedue S.p.A. The Company purchased approximately $34,000 of products from Biemmedue in 2014. The Company sold approximately $33,000 of products to Biemmedue in 2014.

Mariano and Pier Antonio Costamagna and their family members own 100% of Biemmedue S.p.A. which owns 100% of A.R.S. Elettromeccanica. In 2014, the Company purchased approximately $1.5 million of products from A.R.S. Elettromeccanica.

Mariano Costamagna serves on the board of directors of MTM Hydro S.r.L and together with his brother, Pier Antonio Costamagna, owns 46% of MTM Hydro. The Company purchased approximately $3,000 of products from MTM Hydro and also sold approximately $2,000 of products to MTM Hydro S.r.L in 2014.

Ningbo Topclean Mechanical Technology Co. Ltd is 100% owned by MTM Hydro S.r.L. The Company purchased approximately $0.9 million of products from Ningbo Topclean Mechanical Technology Co. Ltd. in 2014.

Mariano Costamagna serves on the board of directors of Europlast S.r.L. and together with his brother, Pier Antonio Costamagna, and one other immediate family member, owns 90% of Europlast. In 2014, the Company purchased approximately $3.0 million of products from Europlast and also sold approximately $1,000 of products to Europlast.

Mariano Costamagna serves on the board of directors of TCN S.r.L. and together with his brother, Pier Antonio Costamagna, owns 30% of TCN S.r.L. The Company purchased approximately $2.6 million of products from TCN S.r.L. in 2014.

Mariano Costamagna serves on the board of directors of TCN VD S.r.L. TCN VD S.r.L. is 90% owned by TCN S.r.L. as well as 3% owned by Mariano Costamagna along with his brother, Pier Antonio Costamagna. Consequently, Mariano Costamagna together with his brother own 30% of TCN Vd. The Company purchased approximately $2.2 million of semi-manufactured mechanical components from TCN Vd in 2014. The Company also sold approximately $33,000 of products to TCN Vd in 2014.

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Mariano Costamagna and his immediate family own 30% of TCN S.r.L. which owns 100% of Bianco S.p.A. The Company purchased approximately $38,000 of equipment from Bianco S.p.A. in 2014. The Company also sold approximately $0.8 million of products to Bianco S.p.A. in 2014.

Mariano Costamagna’s immediate family and one employee of the Company own 85% of Erretre S.r.L. The Company purchased approximately $0.2 million of products from Erretre S.r.L. in 2014. The Company also sold approximately $8,000 of spare parts to Erretre S.r.L. in 2014.

Amounts presented above for purchases from, and sales to, related parties were corrected following the identification of a disclosure error in the applicable section of the Related Party Transactions note to the consolidated financial statements for the year ended December 31, 2014 included in the Company’s Form 10-K filed on March 12, 2015. The Company identified the presentation of incorrect amounts in Euro instead of US Dollars for purchases from, and sales to, related parties for the year ended December 31, 2014 in the applicable table of the above-mentioned note. These errors are presented correctly in the preceding paragraphs. In addition, these errors are not considered material to the previously issued financial statements and will be presented corrected in the Form 10-K for the year ending December 31, 2015.

Retention of a Director’s Law Firm

Marco Di Toro, a Director of Fuel Systems, is a partner in the law firm of Grosso, de Rienzo, Riscossa, Di Toro e Associati, which MTM has retained in connection with various matters. For the year ended December 31, 2014, the Company incurred approximately $161,000 for fees and related expenses from Mr. Di Toro’s law firm.

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ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm to serve until the next annual meeting. The Audit Committee appointed PricewaterhouseCoopers LLP as the sole principal independent registered public accounting firm for the Company on March 17, 2015. The Audit Committee considers PricewaterhouseCoopers LLP to be well qualified. Neither PricewaterhouseCoopers LLP nor any of its members has any relationship with the Company or any of its officers or directors, except in the firm’s capacity as our independent registered public accountants.

Although it is not required to do so, the Audit Committee is submitting its selection of the Company’s independent accountants for ratification at our annual meeting in order to ascertain the views of stockholders regarding the selection. If the selection is not ratified, the Audit Committee may reconsider its selection in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time if it feels that such a change would be in the Company’s and its stockholders’ best interests.

A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting via teleconference, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

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PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company incurred the following fees by the independent registered public accounting firm PricewaterhouseCoopers LLP for 2014 and 2013:

	2014	2013
Audit fees (1)	$2,143,000	$1,865,000
Tax fees (2)	51,000	84,000
All other fees (3)	76,000	7,000

Total fees	$2,270,000	$1,956,000

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of our annual consolidated financial statements for 2014 and 2013, the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, the review of the consolidated financial statements included in our quarterly reports on Form 10-Q for 2014 and 2013, as well as professional services billed by PricewaterhouseCoopers LLP in connection with statutory audits performed for certain foreign subsidiaries.
(2)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for tax preparation services, tax planning and tax assistance for 2014 and 2013, respectively.
(3)	In 2014, “All other fees” includes professional services billed by PricewaterhouseCoopers LLP in connection with IT segregation of duties consulting activities and conflict minerals regulation-related activities, as well as a technical accounting tool renewal license. In 2013, “All other fees” includes professional services billed by PricewaterhouseCoopers LLP in connection with assistance at inventory counts at one subsidiary location, as well as a technical accounting tool renewal license.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The independent registered public accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services provided by PricewaterhouseCoopers LLP during 2014 and 2013 were approved by the Audit Committee under its pre-approval policies and procedures, with the exception of a single project which was allowable under the de minimis exception pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X during 2014.

Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the ratification of the appointment of PricewaterhouseCoopers LLP. The Board of Directors recommends a vote “FOR” this proposal.

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ITEM 3— ADOPTION OF THE AMENDMENTS TO THE FUEL SYSTEMS SOLUTIONS, INC. 2009 RESTRICTED STOCK PLAN

The Board of Directors has approved for submission to our stockholders amendments (the “Amendments”) to the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan (the “Restricted Stock Plan”) to (i) increase the number of shares of the Company’s common stock available to be issued under the Restricted Stock Plan from 400,000 shares to 800,000 shares, and (ii) increase the total number of shares allocated to Director Awards (as defined in the Restricted Stock Plan) from 100,000 shares to 200,000 shares, in each case, as set forth in the Amendments attached as Appendix A to this Proxy Statement.

The stockholders of Fuel Systems approved the Restricted Stock Plan on August 27, 2009. On March 18, 2015, the Board of Directors approved the Amendments, subject to stockholder approval. On March 19, 2015, the Board of Directors approved other amendments to provide for the issuance of restricted stock units under the Restricted Stock Plan. Since the addition of restricted stock units did not increase the number of shares or awards under the Restricted Stock Plan, this amendment did not require stockholder approval. A restricted stock unit represents an amount equivalent to one share of Company common stock, payable in common stock or cash, at the discretion of the Board or the Compensation Committee, as applicable, upon satisfaction of certain terms and conditions.

The full text of the Restricted Stock Plan, as amended by the Amendments and the addition of the restricted stock units, is attached to this Proxy Statement as Appendix B and the following description of the Restricted Stock Plan is qualified in its entirety by reference to Appendix B.

Types of Awards

The Restricted Stock Plan provides that eligible employees and non-employee directors may be granted restricted stock awards or restricted stock unit awards or any combination thereof. All awards to be granted under the Restricted Stock Plan are awards relating to shares of the Company’s common stock.

Administration

The Restricted Stock Plan will be administered by the Compensation Committee with respect to employees and by the Board with respect to directors. Except with respect to executive officers, the Board may at any time resolve to administer the Restricted Stock Plan for all eligible employees and shall administer the Restricted Stock Plan for non-employee directors. Subject to the provisions of the Restricted Stock Plan, the Compensation Committee, or the Board, as the case may be, will be authorized to select participants and determine eligibility under the Restricted Stock Plan, determine the fair market value of the common stock, determine the form, substance and size of awards, and the conditions and restrictions, if any, on such awards, certify that the conditions and restrictions applicable to any award have been met, modify the terms of awards made under the Restricted Stock Plan, interpret the Restricted Stock Plan and awards, make any adjustments necessary or desirable in connection with awards made under the Restricted Stock Plan to eligible employees located outside the United States, take such action as are necessary or advisable for the Restricted Stock Plan and the operation of the Restricted Stock Plan and make such other determinations, for carrying out the Restricted Stock Plan as it may deem appropriate.

Shares Subject To the Restricted Stock Plan

In approving the Amendments, the Board of Directors provided for the issuance under the Restricted Stock Plan of 800,000 shares and further provided that in no event will the total number of shares allocated to awards of restricted stock, restricted stock units or any combination thereof to non-employee directors exceed an aggregate of 200,000 shares.

As of April 1, 2015, a total of 18,728,430 shares of our common stock were outstanding. Of the 400,000 shares currently available for issuance under the Restricted Stock Plan, 330,117 shares remained available for issuance under the Restricted Stock Plan as of April 1, 2015. As of April 1, 2015, 30,117 shares remain available for awards of restricted stock to our non-employee directors, which may be fewer shares than our director compensation arrangements call for. The Compensation Committee is currently contemplating the grant of awards to certain employees which, if in excess of shares available under the Restricted Stock Plan, will be made subject to shareholder approval of this proposal. There has been no increase in the number of shares available under the Restricted Stock Plan since it was first adopted in 2009. We believe the proposed increase in shares is advisable and in the best interests of our stockholders because the increase will facilitate our annual restricted stock grants to our non-employee directors, as well as our ability to grant retention awards to our employees. We believe the proposed increase for director awards is likewise appropriate due to the increase in the number of directors, the increase in the dollar value of director restricted stock grants and the decrease in our share price.

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If our stockholders do not approve the Amendments, we expect that we will have an insufficient number of shares available to make annual equity grants to our directors commencing in 2015 and will otherwise be limited in our ability to grant retention awards in the form of restricted stock. As such, we believe our ability to retain and attract talented employees will be adversely affected by our inability to offer long-term equity compensation to those individuals. Additionally, we would have to consider providing additional cash compensation to our directors and employees to maintain appropriate and competitive levels of compensation, thereby diminishing our ability to align compensation with the interests of stockholders. We expect that the proposed increased share reserve under the Restricted Stock Plan will be sufficient to meet the Company’s anticipated equity grants under the plan over the next two to three years.

In the event of a reorganization, recapitalization, spin-off or other extraordinary distribution, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Compensation Committee, or the Board, as the case may be, will make such adjustment as it deems appropriate in the number and kind of shares of common stock or other property available for issuance under the Restricted Stock Plan and in the number and kind of restricted stock awards and restricted stock unit awards previously made under the Restricted Stock Plan. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in the event of a Change in Control (as defined in the Restricted Stock Plan), all of the Company’s obligations regarding outstanding awards shall be assumed by the surviving or continuing corporation or the Compensation Committee or the Board may accelerate vesting of the shares or units.

Termination, Amendment and Substitution of Awards

The Restricted Stock Plan will terminate on June 30, 2019 and no awards may be made after that date, but no award granted prior to such date shall be affected by the expiration. Awards outstanding on the date of expiration, or any earlier termination, will continue to be governed by the terms and conditions of the Restricted Stock Plan. The Board of Directors, without approval of stockholders, may amend or terminate the Restricted Stock Plan, unless stockholder approval for any such amendment is required by any listing requirement of the principal stock exchange on which the common stock is then listed.

The terms of any outstanding award under the Restricted Stock Plan may be amended from time to time in any manner that the Compensation Committee, or the Board, as the case may be, deems appropriate including acceleration of the payments or of the date of lapse of restrictions on shares of restricted stock or restricted stock units, except that no amendment will adversely affect in a material manner any right of a participant without his or her written consent. The Compensation Committee, or the Board, as the case may be, may permit holders of awards to surrender outstanding awards in order to exercise or realize rights under other awards, or in exchange for the grant of new awards, or require holders of awards to surrender outstanding awards as a condition precedent to the grant of new awards.

Eligibility

All directors of the Company who are not employees of the Company or its subsidiaries are eligible for awards. Also, all full-time employees of the Company or any of its subsidiaries who have been continuously employed by the Company or one of its subsidiaries for at least six months during the prior calendar year, was employed by the Company or one of its subsidiaries at the end of the prior calendar year, and is employed by the Company or one of its subsidiaries on the date of grant of the award will be eligible to receive awards under the Restricted Stock Plan.

Terms and Conditions of Restricted Stock

Terms and Conditions. Each restricted stock award will specify the applicable restrictions (such as vesting) on the shares, the duration of the restrictions (which will be at least six months except as otherwise determined), and the time or times at which the restrictions lapse with respect to all or a specified number of shares that are part of the award. Until the end of the specified period(s), the shares of restricted stock still subject to such restrictions remain subject to forfeiture.

A participant will be required to pay the Company the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares of restricted stock are treasury shares. Except as otherwise provided, during any period of restriction, the participant will have none of the rights of a holder of common stock, including but not limited to the rights to receive dividends and to vote.

Upon a participant’s cessation of service as a director or employee of the Company or any of its subsidiaries for any reason, all shares of restricted stock granted to the participant on which the restrictions have not lapsed will be immediately forfeited to the Company.

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Terms and Conditions of Restricted Stock Units

Terms and Conditions. Each restricted stock unit represents an amount equivalent to one share of Company common stock, payable in common stock or cash, at the discretion of the Board or the Compensation Committee, as applicable, upon satisfaction of certain terms and conditions. Each restricted stock unit award will specify the applicable restrictions (such as vesting) on the restricted stock units, the duration of the restrictions (which will be at least six months except as otherwise determined), and the time or times at which the restrictions lapse with respect to all or a specified number of restricted stock units that are part of the award. Until the end of the specified period(s), the restricted stock units still subject to such restrictions remain subject to forfeiture.

Except as otherwise provided, during any period of restriction, the participant will have none of the rights of a holder of common stock, including but not limited to the rights to receive dividends and to vote.

Upon a participant’s cessation of service as a director or employee of the Company or any of its subsidiaries for any reason, all restricted stock units granted to the participant on which the restrictions have not lapsed will be immediately forfeited to the Company.

U.S. Federal Tax Consequences Under The Restricted Stock Plan

The following is a summary of the U.S. Federal income tax consequences of transactions under the Restricted Stock Plan, based on U.S. Federal income tax laws in effect on January 1, 2015. This discussion is intended for the information of stockholders considering how to vote at the annual meeting, and not as tax advice or guidance to U.S. participants in the Restricted Stock Plan, as the consequences may vary depending upon specific circumstances. This summary is not intended to be comprehensive and does not describe state or local income tax consequences.

Restricted Stock Awards. With respect to restricted stock (1) in general, no income is realized by a participant at the time the restricted stock is granted and (2) when restrictions on the restricted stock lapse, a participant will be subject to tax at ordinary income rates on the amount by which the fair market value of the restricted stock at such time exceeds the amount (if any) paid for the stock by a participant. However, a participant may elect under Section 83(b) of the Internal Revenue Code within 30 days after the date of receipt of the restricted stock to be taxed differently. In such a case (1) income is realized by a participant at the time the restricted stock is granted, in an amount equal to the excess of the fair market value of such shares of restricted stock at such time (determined without regard to any restrictions which apply to the shares) over the purchase price, if any, of the shares and (2) when the shares are sold, a participant will recognize capital gain or loss measured by the difference between the amount realized on the disposition and the basis of the restricted stock, which will equal the sum of the purchase price and the amount included in gross income under Section 83(b).

With respect to a sale or exchange of the shares after the forfeiture period has expired, the holding period to determine whether a participant has long-term or short-term capital gain or loss generally begins when the restrictions expire and the tax basis for such shares will generally be based on the fair market value of such shares on such date (except that a Section 83(b) election will cause the holding period commencement and the tax basis to be determined as of the date of grant). The Company generally will be entitled to a deduction equal to the amount that is taxable as ordinary income to a participant.

Restricted Stock Units. In general, no income is realized by the participant at the time the restricted stock units are granted. When vested units result in shares (or the cash equivalent) being delivered to the participant, the participant will be subject to tax at ordinary income rates on the fair market value of the shares at such time (or the cash equivalent, if applicable). A participant may not make an election under Section 83(b) with respect to restricted stock units.

With respect to a sale or exchange of the shares (if any) delivered in connection with a restricted stock unit, the holding period to determine whether the participant has long-term or short-term capital gain or loss generally begins when the shares are delivered, and the tax basis for such shares will generally be based on the fair market value of such shares on such date. The Company will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the participant.

Capital Gains. Under current law, a taxpayer’s net capital gain (i.e., the amount by which the taxpayer’s net long-term capital gains exceed his net short-term capital losses) from a sale of shares is subject to a maximum federal income tax rate of 20% if the shares have been held for more than 12 months. Ordinary income is subject to tax at rates as high as 39.6%. Capital losses are currently deductible against capital gains without limitation, but are currently deductible against ordinary income in any year generally to the extent of $3,000 ($1,500 in the case of a married individual filing a separate return). Capital losses which are not currently deductible by reason of the foregoing limitation may be carried forward to future years.

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Restricted Stock Plan Benefits

There were four Named Executive Officers and approximately 1,500 employees of the Company and its subsidiaries as of December 31, 2014. Because the Compensation Committee has full discretion to determine participants in the Restricted Stock Plan, there is no way to predict how many non-employee directors or eligible employees may ultimately receive awards under the Restricted Stock Plan or determine in advance the benefits or amounts that will be received in the future by or allocated to specific non-employee directors or eligible employees, or groups thereof under the Restricted Stock Plan.

Equity Compensation Plan Information

All of our equity compensation plans have been approved by our stockholders. The following table sets forth information about our common stock that may be issued under our equity compensation plans as of December 31, 2014:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders	127,900	$13.86	503,374	(1)
Total	127,900	$13.86	503,374

(1)	Includes 332,774 shares of restricted stock available for issuance under our 2009 Restricted Stock Plan and 170,600 shares of options available for issuance under the 2011 Stock Option Plan.

Recommendation of the Board of Directors

Stockholder approval of the proposed Amendments to the Restricted Stock Plan requires the affirmative vote of holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting. Abstentions would have the same effect as a vote against approving the Amendments. Broker non-votes will have no effect on the outcome of this proposal. The Board of Directors recommends a vote “FOR” this proposal.

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ITEM 4—ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our stockholders to cast an advisory vote to approve the compensation of our Named Executive Officers as disclosed in our Compensation Discussion and Analysis and in the tabular and accompanying narrative disclosure regarding Named Executive Officer compensation in this proxy statement.

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), our stockholders are entitled to vote at the annual meeting to approve the compensation of the Company’s Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K at least once every three years. We currently hold our advisory vote to approve the compensation of our Named Executive Officers on an annual basis.

Please read the Compensation Discussion and Analysis and the disclosures on Executive Compensation beginning on page 18 of this proxy statement for additional details about our executive compensation arrangements, including information about the fiscal 2014 compensation of our Named Executive Officers.

This advisory vote addresses the overall compensation of our Named Executive Officers as well as our philosophy and policies regarding executive compensation practices as described in this proxy statement. We are asking our stockholders to indicate their support for our compensation arrangements as described in this proxy statement.

For the reasons discussed above, the Board recommends that stockholders vote in favor of the following resolution:

“RESOLVED, that the compensation paid to the Company’s Named Executive Officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material enclosed in this proxy statement, is hereby APPROVED.”

Because your vote is advisory, it will not be binding upon or overrule any decisions of the Board or Compensation Committee, nor will it create any additional fiduciary duty on the part of the Board or Compensation Committee. This advisory vote also does not seek to have the Board or Compensation Committee take any specific action. However, the Board and the Compensation Committee value the views expressed by our stockholders in their vote on this proposal and the Compensation Committee will take into account the outcome of the vote when considering executive compensation matters in the future. In considering the outcome of this advisory vote, the Board will review and consider all shares voted in favor of the proposal and not in favor of the proposal. Broker non-votes will have no impact on the outcome of this advisory vote.

The Board recommends a vote “FOR” the approval of the compensation of the Named Executive Officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K.

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ITEM 5—OTHER MATTERS

As of the date of this proxy statement, the Company knows of no business that will be presented for consideration at the 2015 annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the best judgment of the proxy holder.

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HOW YOU CAN SUBMIT PROPOSALS FOR OUR NEXT PROXY STATEMENT

We expect to hold our 2016 annual meeting of stockholders during the spring of 2016. We will inform our stockholders of the date and time for our 2016 annual meeting through a filing with the SEC. Proposals of stockholders which are eligible under the rules of the SEC to be included in our 2016 proxy materials must be received by our Secretary no later than December 16, 2015.

If we change our 2016 annual meeting date to a date more than 30 days from the date of our 2015 annual meeting, then the deadline referred to in the preceding paragraph will be changed to a reasonable time before we begin to print and mail our proxy materials. If we change the date of our 2016 annual meeting in a manner that alters the deadline, we will inform our stockholders through a filing with the SEC.

In addition, according to the terms of our bylaws, any nominations for director at next year’s annual meeting or any other business to be properly brought before the annual meeting by a stockholder should be officially submitted to the Company between February 27, 2016 and March 18, 2016. Any proposals or director nominations that are received in accordance with our bylaws but are not included in the proxy statement for the 2016 annual meeting may be voted on by the proxy holders at that meeting in their discretion.

All proposals should be submitted by certified mail, return receipt requested. A stockholder wishing to present a nomination for election of a director or to bring any other matter before an annual meeting of stockholders should request a copy of our bylaws from our Secretary in order to conform to the requirements set forth in those bylaws.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov or on our website at www.fuelsystemssolutions.com under the caption “Investor Relations”. You may read and copy any document we file with the SEC at the SEC’s facilities located at 100 F Street N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms.

You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information. This proxy statement is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date and the mailing of this proxy statement to stockholders shall not create any implication to the contrary.

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Appendix A

AMENDMENTS TO

FUEL SYSTEMS SOLUTIONS, INC.

2009 RESTRICTED STOCK PLAN

Section 4 of the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan is revised as follows:

4.	Shares Available for the Plan.

Subject to adjustments as provided in Section 14 hereof, 800,000 shares of Common Stock (“Plan Shares”) may be issued pursuant to the Plan.

If any Award of shares under the Plan expires unvested or is forfeited as to any shares, then such unvested or forfeited shares may thereafter be available for further grants under the Plan as the Committee, or the Board, as the case may be, shall determine.

Section 7 of the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan is revised as follows:

7.	Director Awards.

The Board may grant Restricted Stock Awards to Non-Employee Directors (“Director Awards”) in accordance with the Company’s policies on director compensation as determined by the Board. Such Awards shall be governed by the terms of Section 6. In no event shall the total number of Plan Shares allocated to Director Awards exceed an aggregate of 200,000 shares.

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Appendix B

FUEL SYSTEMS SOLUTIONS, INC.

2009 RESTRICTED STOCK PLAN

1.	Purpose.

This plan shall be known as the Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan (the “Plan”). The purpose of the Plan shall be to promote the long-term growth and profitability of Fuel Systems Solutions, Inc. by (i) providing all Non-Employee Directors and Eligible Employees of the Company and its Subsidiaries with incentives to maximize stockholder value and otherwise provide outstanding performance and (ii) enabling the Company to attract, retain and reward the best available employees.

2.	Definitions.

(a) “Award” means any grant of a Director Award, Restricted Stock Unit Award or Restricted Stock Award, or any combination of the foregoing, under the Plan.

(b) “Award Certificate” means any written notice pursuant to which Awards are granted under the Plan.

(c) “Board of Directors” and “Board” mean the board of directors of the Company.

(d) “Change in Control” means the occurrence of one of the following events:

(i)	if any “person” or “group” as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, other than an Exempt Person, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; or

(ii)	during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company’s stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii)	consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the Company’s chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

(iv)	consummation of a plan of complete liquidation of the Company or a sale or disposition by the Company of all or substantially all the Company’s assets, other than a sale to an Exempt Person.

(e) “Committee” means the Compensation Committee of the Board.

(f) “Common Stock” means the Common Stock, par value $.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

(g) “Company” means Fuel Systems Solutions, Inc.

(h) “Eligible Employee” means a full-time employee (regularly working at least 32 hours per week) of the Company or any of its Subsidiaries who has been continuously employed by the Company or one of its Subsidiaries for at least six months during the prior calendar year, was employed by the Company or one of its Subsidiaries at the end of the prior calendar year, and is employed by the Company or one of its Subsidiaries on the date of grant of the Award. The transfer of an Eligible Employee between Divisions, from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another shall not be considered a termination of employment; nor shall it be considered a termination of employment if an Eligible Employee is placed on military or sick leave or such other leave of absence which is considered by the Committee, or the Board, as the case may be, in its sole and absolute discretion as continuing intact the employment relationship.

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(i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j) “Exempt Person” means (i) Mariano Costamagna, (ii) any person, entity or group under the control of Mr. Costamagna, or (iii) any employee benefit plan of the Company or a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Company.

(k) “Fair Market Value” of a share of Common Stock of the Company means, as of the date in question, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange or market on which the Common Stock is then listed for trading (i.e., the Nasdaq National Market) (the “Market”) for the applicable trading day or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board using any reasonable method; provided, however, that when shares received upon grant or vesting of restricted stock or restricted stock units are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

(l) “Outside Director” means a director of the Company who is not an employee of the Company or its Subsidiaries.

(m) “Participant” means an individual who receives an Award under this Plan.

(n) “Restricted Stock Award” means an Award of restricted stock granted pursuant to Section 6.

(o) A “Restricted Stock Unit” is a bookkeeping entry representing an amount equivalent to one share of Common Stock, payable in Common Stock or cash at the discretion of the Board or Committee, as applicable, upon satisfaction of certain terms and conditions pursuant Section 8. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided by the Committee. A “Restricted Stock Unit Award” is an award of Restricted Stock Units.

(p) “Subsidiary” means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, or the Board, as the case may be, are owned directly or indirectly by the Company.

3.	Administration.

The Plan shall be administered by the Committee, or the Board, as the case may be, with respect to (i) any executive officer of the Company who currently is or is expected to be an officer of the Company required to report transactions in stock under Section 16 of the Exchange Act (an “Executive Officer”) and (ii) all other Eligible Employees. Except with respect to Executive Officers, the Board may at any time and from time to time, resolve to administer the Plan for all Eligible Employees and shall administer the Plan for Outside Directors. Subject to the provisions of the Plan, the Committee, or the Board, as the case may be, shall be authorized to:

(i)	select persons to participate in the Plan and determine eligibility for benefits under the Plan,

(ii)	determine the Fair Market Value of the Common Stock,

(iii)	determine the form, substance and size of Awards made under the Plan to each Participant, and the conditions and restrictions, if any, subject to which such Awards will be made,

(iv)	approve the form of Award Certificates used under the Plan,

(v)	certify that the conditions and restrictions applicable to any Award have been met,

(vi)	modify the terms of Awards made under the Plan including accelerating any vesting date of any previously-granted Awards, eliminating or waiving any restrictions on or conditions of such Awards, or otherwise adjusting any terms of such Awards,

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(vii)	interpret the Plan and Awards made thereunder,

(viii)	make any adjustments necessary or desirable in connection with Awards made under the Plan to Eligible Employees located outside the United States, including, as appropriate, the establishment of sub-plans under which Awards may be crafted in response to the laws of foreign jurisdictions,

(ix)	take such action as are necessary or advisable for the Plan and the operation of the Plan to comply with the applicable requirements of Rule 16b-3 under the Exchange Act, and

(x)	adopt, amend, or rescind such rules and regulations, and make such other determinations, for carrying out the Plan as it may deem appropriate.

Decisions of the Committee, or the Board, as the case may be, on all matters relating to the Plan shall be conclusive and binding on all parties.

The expenses of the Plan shall be borne by the Company.

4.	Shares Available for the Plan.

Subject to adjustments as provided in Section 15 hereof, 800,000 shares of Common Stock (“Plan Shares”) may be issued pursuant to the Plan.

If any Award of shares under the Plan expires unvested or is forfeited as to any shares, then such unvested or forfeited shares may thereafter be available for further grants under the Plan as the Committee, or the Board, as the case may be, shall determine.

5.	Eligible Participants.

Participation in the Plan shall be open to all Non-Employee Directors and Eligible Employees of the Company and its Subsidiaries (including individuals located outside the United States). No employee or director of the Company or any of its Subsidiaries shall have a claim to be granted any Award under the Plan. Nothing in the Plan or in any Award shall confer any right on a Participant to continue as a director or employee of the Company or shall interfere in any way with the right of the Company to terminate such employment or director service or to reduce the compensation or responsibilities of a Participant at any time. By accepting any Award under the Plan, each Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Committee, or the Board, as the case may be.

Determinations made by the Committee, or the Board, as the case may be, under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. An Award of any type made hereunder in any one year to an Eligible Employee shall neither guarantee nor preclude a further grant of that or any other type to such Eligible Employee in that year or subsequent years.

6.	Restricted Stock.

Each Award Certificate for a Restricted Stock Award shall specify the applicable restrictions (such as vesting) on such shares, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee, or the Board, as the case may be), and the time or times at which such restrictions shall lapse with respect to all or a specified number of shares that are part of the Award. Until the end of the period(s) of time at which the restrictions shall lapse, the shares of restricted stock still subject to such restrictions shall remain subject to forfeiture.

The Participant will be required to pay the Company the aggregate par value of any shares of restricted stock (or such larger amount as the Board may determine to constitute capital under Section 154 of the Delaware General Corporation Law, as amended, or any successor thereto) within ten days of the date of grant, unless such shares of restricted stock are treasury shares. Except as otherwise provided by the Committee, or the Board, as the case may be, during any period of restriction, the Participant shall have none of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote.

At such time as a Participant ceases to be a director or employee of the Company or any of its Subsidiaries for any reason, all shares of restricted stock granted to such Participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

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7.	Director Awards.

The Board may grant Restricted Stock Awards, Restricted Stock Unit Awards, or a combination thereof, to Non-Employee Directors (“Director Awards”) in accordance with the Company’s policies on director compensation as determined by the Board. Such Awards shall be governed by the terms of Section 6 or Section 8, as applicable. In no event shall the total number of Plan Shares allocated to Director Awards exceed an aggregate of 200,000 shares.

8.	Restricted Stock Units.

Each Award Certificate for a Restricted Stock Unit Award shall specify the applicable restrictions (such as vesting) on such Restricted Stock Units, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee, or the Board, as the case may be), and the time or times at which such restrictions shall lapse with respect to all or a specified number of Restricted Stock Units that are part of the Award. Until the end of the period(s) of time at which the restrictions shall lapse, the Restricted Stock Units still subject to such restrictions shall remain subject to forfeiture.

Except as otherwise provided by the Committee, or the Board, as the case may be, during any period of restriction, the Participant shall have none of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote.

At such time as a Participant ceases to be a director or employee of the Company or any of its Subsidiaries for any reason, all restricted stock units granted to such Participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

Restricted Stock Units are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and provisions of the Plan and Awards shall be interpreted in a manner intended to be consistent with Section 409A.

9.	Withholding Taxes.

(a) Participant Election. Unless otherwise determined by the Committee, or the Board, as the case may be, a Participant may elect to deliver shares of Common Stock (or have the Company withhold shares deliverable upon grant or vesting of restricted stock or restricted stock unit) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the delivery of restricted stock upon grant or vesting, as the case may be, or in connection with the delivery of shares upon vesting of restricted stock units. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined. In the event a Participant elects to deliver or have the Company withhold shares of Common Stock pursuant to this Section 9(a), such delivery or withholding must be made subject to the conditions and pursuant to the procedures established by the Committee, or the Board, as the case may be.

(b) Company Requirement. The Company may require, as a condition to any Award under the Plan, that the Participant make provision for the payment to the Company, either pursuant to Section 9(a) or this Section 9(b), of federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of shares. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or a cash Award payment issued hereunder) otherwise due to a Participant, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of shares under the Plan.

10.	Award Certificate.

Each Participant to whom an Award is made under the Plan shall receive an Award Certificate from the Company that shall contain such provisions, including without limitation vesting requirements of the restricted stock or restricted stock units, consistent with the provisions of the Plan, as may be approved by the Committee, or the Board, as the case may be.

11.	Stockholder Rights.

No Participant shall have any rights as a stockholder of the Company as a result of the grant of an Award pending the actual delivery of shares subject to such Award to such Participant.

12.	Transferability.

Unless the Committee, or the Board, as the case may be, determines otherwise, no Award granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution; provided that, in the case of restricted stock or restricted stock units granted under the Plan, such restricted stock or restricted stock units, as the case may be, shall be freely

42

transferable following the time at which such restrictions shall have lapsed and the restricted stock or restricted stock units, as applicable, have vested. All provisions of this Plan and any Award Certificate shall in any event continue to apply to any Award granted under the Plan and transferred as permitted by this Section 12, and any transferee of any such Award shall be bound by all provisions of this Plan and any Award Certificate as and to the same extent as the applicable original Participant.

13.	Listing, Registration and Qualification.

The Company may, but is not obligated to, register or qualify the offering or sale of Plan Shares under the Securities Act or any other applicable state, federal or foreign law. Regardless of whether the offering and sale of Plan Shares have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may impose restrictions upon the sale, pledge, or other transfer of such shares (including the placement of appropriate legends on stock certificates) if, in the sole and absolute discretion of the Company and its counsel, such restrictions are necessary or desirable to achieve compliance with the provisions of the Securities Act, the securities laws of any state, the United States or any other applicable foreign law. If the offering and/or sale of Plan Shares is not registered under the Securities Act and the Company determines that the registration requirements of the Securities Act apply but an exemption is available which requires an investment representation or other representation, the Participant shall be required, as a condition to acquiring such shares, to represent that such shares are being acquired for investment, and not with a view to the sale or distribution thereof, except in compliance with the Securities Act, and to make such other representations as are deemed necessary or appropriate by the Company and its counsel.

14.	Substitute Awards.

The Committee, or the Board, as the case may be, may grant Awards under the Plan in substitution for similar awards held by employees of another entity who become employees of the Company or any of its Subsidiaries as a result of a merger or consolidation of the former employing entity with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the former employing entity. The Committee, or the Board, as the case may be, may direct that the substitute Awards be granted on such terms and conditions as the Committee, or the Board, as the case may be, considers appropriate in the circumstances.

15.	Adjustments.

In the event of a reorganization, recapitalization, spin-off or other extraordinary distribution, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee, or the Board, as the case may be, shall make such adjustment as it deems appropriate in the number and kind of shares of Common Stock or other property available for issuance under the Plan (including, without limitation, the total number of Plan Shares available for issuance pursuant to Section 4), in the number and kind of Restricted Stock Awards and Restricted Stock Unit Awards previously made under the Plan. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan.

In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company’s obligations regarding Awards that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee, or the Board, as the case may be, prior to such event, be assumed by the surviving or continuing corporation.

16.	Amendment and Termination of the Plan.

The Board of Directors, without approval of the Company’s stockholders, may amend or terminate the Plan, unless stockholder approval for any such amendment is required by any listing requirement of the principal stock exchange on which the Common Stock is then listed.

17.	Amendment or Substitution of Awards under the Plan.

The terms of any outstanding Award under the Plan may be amended from time to time by the Committee, or the Board, as the case may be, in its sole and absolute discretion in any manner that it deems appropriate including, but not limited to, acceleration of the payments hereunder or of the date of lapse of restrictions on shares of restricted stock or restricted stock units, except that no such amendment shall adversely affect in a material manner any right of a Participant under an Award Certificate without his or her written consent. The Committee, or the Board, as the case may be, may, in its sole and absolute discretion, permit holders of Awards under the Plan to surrender outstanding Awards in order to exercise or realize rights under other Awards, or in exchange for the grant of new Awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new Awards under the Plan.

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In the event that any acceleration of vesting of any Award and benefits otherwise payable to a Participant (i) constitute “parachute payments” within the meaning of Section 280G of the Code, or any comparable successor provisions, and (ii) but for this subsection would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), then such Participant’s benefits hereunder shall be either (i) provided to such Participant in full, or (ii) provided to such Participant as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by such Participant, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax.

18.	Commencement and Expiration Date.

The date of commencement of the Plan shall be June 30, 2009, subject to approval by the stockholders of the Company. Awards under the Plan may be granted before stockholder approval if made subject to stockholder approval. The Plan shall expire on June 30, 2019 and no Awards may be made under the Plan after that date, but no Award granted prior to such date shall be affected by the expiration of the Plan. Awards outstanding on the date of expiration, or any earlier termination of the Plan, shall continue to be governed by the terms and conditions of the Plan. Following stockholder approval of the Plan, no awards of restricted stock shall be granted by the Company under the Company’s 2006 Incentive Bonus Plan.

19.	Severability.

Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

20.	Governing Law.

The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

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FUEL SYSTEMS SOLUTIONS, INC. ATTN: MICHAEL HELFAND 780 THIRD AVENUE, 25TH FLOOR NY, NY 10017

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

			For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
1.	Election of Directors		☐	☐	☐
Nominees

01	Mariano Costamagna 02 Troy A. Clarke 03 Anthony Harris

The Board of Directors recommends you vote FOR proposals 2., 3. and 4.								For	Against	Abstain
2.	RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS. To ratify the Audit Committee’s appointment of PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2015.							☐	☐	☐

3.	ADOPTION OF THE AMENDMENTS TO THE FUEL SYSTEMS SOLUTIONS, INC. 2009 RESTRICTED STOCK PLAN. To approve the adoption of the amendments to the 2009 Restricted Stock Plan.							☐	☐	☐

4.	ADVISORY VOTE ON EXECUTIVE COMPENSATION. To approve, on an advisory basis, our 2014 executive compensation.							☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/comments, mark here. (see reverse for instructions)			Yes	No	☐
Please indicate if you plan to attend this meeting			☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, 2014 Annual Report on Form 10-K is/are available at www.proxyvote.com.

— — — — — — — — — — — —  — — — — — — — — — — — — — — — — — — — —  — — — — — — — — — — — —  — —

PROXY

FUEL SYSTEMS SOLUTIONS, INC.

ANNUAL MEETING OF STOCKHOLDERS - MAY 27, 2015

The undersigned stockholder of Fuel Systems Solutions, Inc. (“Fuel Systems”) hereby nominates, constitutes and appoints Mariano Costamagna and Pietro Bersani, and each of them, the attorney, agent, and proxy of the undersigned, with full powers of substitution, to vote all stock of Fuel Systems which the undersigned is entitled to vote at the annual meeting of stockholders of Fuel Systems to be held at the offices of Day Pitney LLP, 7 Times Square, 20th floor, New York, New York 10036 on May 27, 2015 at 9:00 a.m. Eastern Time and at any and all adjournments thereof, as fully and with the same force and effect as the undersigned might or could do if personally present there at, as follows:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF “FOR” THE ELECTION OF DIRECTORS, “FOR” THE RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2015, “FOR” THE ADOPTION OF THE AMENDMENTS TO THE FUEL SYSTEMS SOLUTIONS, INC. 2009 RESTRICTED STOCK PLAN, AND “FOR” THE APPROVAL, ON AN ADVISORY BASIS, OF OUR 2014 EXECUTIVE COMPENSATION. THE PROXY CONFERS AUTHORITY AND SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS, UNLESS CONTRARY INSTRUCTIONS ARE INDICATED, IN WHICH CASE THE PROXY SHALL BE VOTED IN ACCORDANCE WITH SUCH INSTRUCTIONS. IN ALL OTHER MATTERS, IF ANY, PRESENTED AT THE MEETING, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 124 of the ABCA provides, generally, as follows:

124(1) Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate, if

(a) the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

(2) A corporation may with the approval of the Court of Queen’s Bench of Alberta indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action if the person fulfils the conditions set out in subsection (1)(a) and (b).

(3) Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

(a) was substantially successful on the merits in the person’s defence of the action or proceeding,

(b) fulfils the conditions set out in subsection (1)(a) and (b), and

(c) is fairly and reasonably entitled to indemnity.

(3.1) A corporation may advance funds to a person in order to defray the costs, charges and expenses of a proceeding referred to in subsection (1) or (2), but if the person does not meet the conditions of subsection (3) he or she shall repay the funds advanced.

(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person

(a) in the person’s capacity as a director or officer of the corporation, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation, or

(b) in the person’s capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the corporation’s request, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5) A corporation or a person referred to in subsection (1) may apply to the Court of Queen’s Bench of Alberta for an order approving an indemnity under this section and the Court of Queen’s Bench of Alberta may so order and make any further order it thinks fit.

(6) On an application under subsection (5), the Court of Queen’s Bench of Alberta may order notice to be given to any interested person and that person is entitled to appear and be heard in person or by counsel.

Section 7 of Westport’s By-laws contains the following provisions with respect to indemnification of Westport’s directors and officers:

7.05 Limitation of Liability

Subject to the ABCA, no director or officer for the time being of Westport shall be liable for the acts, receipts, neglects or defaults if any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to Westport through the insufficiency or deficiency of title to any property acquired by Westport or for or on behalf of Westport or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to Westport shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which moneys, securities or effects shall be lodged or deposited for any loss, conversation, misapplication or misappropriation of or any damage resulting from any dealings with moneys, securities or other assets of or belonging to Westport or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of Westport and through a failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.06 Indemnity

Subject to the ABCA, Westport shall indemnify a director or officer, a former director or officer, and a person who acts or acted at Westport’s request as a director or officer of a body corporate of which Westport is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect to any civil, criminal or administrative action or proceedings to which he is made a party by reason of being or having been a director of officer of Westport or such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of Westport; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.07 Insurance

Westport may, subject to and in accordance with the ABCA, purchase and maintain insurance for the benefit of any director or officer as such against liability incurred by him.

Westport also enters into indemnity agreements with its directors and officers from time to time pursuant to which it has agreed to indemnify such persons in the manner contemplated by the ABCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Westport pursuant to the foregoing provisions, Westport has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

The agreements included as exhibits to this proxy statement/prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Westport and Fuel Systems acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about Westport and Fuel Systems may be found elsewhere in this registration statement and our other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

(a) Exhibits

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 1, 2015, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. (included as Annex A to the proxy statement/prospectus filed herewith)

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 6, 2016, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. (included as Annex I to the supplement to the proxy statement/prospectus filed herewith)

3.1*	Certificate of Amendment and Registration of Restated Articles of Westport Innovations Inc.

3.2*	By-law No. 1 of Westport Innovations Inc.

5.1**	Opinion of Bennett Jones LLP, regarding legality of securities being registered

8.1****	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax matters

8.2***	Opinion of Bennett Jones LLP, regarding certain Canadian income tax matters

10.1	Voting Agreement by and between Westport Innovations Inc., Fuel Systems Solutions, Inc. and Kevin Douglas (included as Annex C to the proxy statement/prospectus filed herewith)

10.2******	Investment Agreement, dated as of January 11, 2016, by and between Westport Innovations Inc. and Pangaea Two Management, LP

10.3******	Amending Agreement, dated as of March 6, 2016, by and among Westport Innovations Inc., Pangaea Two Management, LP, and, solely for the purposes of Section 10 thereof, Fuel Systems Solutions, Inc.

21.1*	Subsidiary List of Westport Innovations Inc.

23.1******	Consent of Deloitte LLP

23.2******	Consent of PricewaterhouseCoopers LLP

23.3******	Consent of KPMG LLP

Exhibit Number	Exhibit Description

23.4*	Consent of Bennett Jones LLP (included as part of Exhibits 5.1 and 8.2)

23.5****	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.1)

24.1*	Powers of Attorney (included on signature page)

99.1*****	Form of Proxy Card for Special Meeting of Stockholders of Fuel Systems

99.2*	Consent of J.P. Morgan Securities LLC, dated as of October 19, 2015

99.3*****	Consent of J.P. Morgan Securities LLC, dated as of March 24, 2016

*	Previously filed with the registrant’s Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on October 19, 2015.
**	Previously filed with the registrant’s Amendment No. 1 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on December 28, 2015.
***	Previously filed with the registrant’s Amendment No. 2 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on February 10, 2016.
****	Previously filed with the registrant’s Amendment No. 3 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on February 16, 2016.
*****	Previously filed with the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on March 25, 2016.
******	Previously filed with the registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on April 21, 2016.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Westport agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

Item 22. Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial information required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Canada, on April 28, 2016.

WESTPORT INNOVATIONS INC.

By:	/s/ Ashoka Achuthan
Name: Ashoka Achuthan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Demers David Demers	Chief Executive Officer and Director	April 28, 2016

/s/ Ashoka Achuthan Ashoka Achuthan	Chief Financial Officer (Principal Financial and Accounting Officer)	April 28, 2016

* Warren J. Baker	Director	April 28, 2016

Signature	Title	Date

* Joseph P. Caron	Director	April 28, 2016

* Brenda J. Eprile	Director	April 28, 2016

* Dezsö J. Horváth	Director	April 28, 2016

* Gottfried (Guff) Muench	Director	April 28, 2016

* Douglas G. Pearce	Director	April 28, 2016

/s/ Ashoka Achuthan *By: Ashoka Achuthan, Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Westport Innovations Inc. has signed this registration statement on April 28, 2016.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Ashoka Achuthan

Name:	Ashoka Achuthan
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 1, 2015, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. (included as Annex A to the proxy statement/prospectus filed herewith)

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 6, 2016, by and among Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. (included as Annex I to the supplement to the proxy statement/prospectus filed herewith)

3.1*	Certificate of Amendment and Registration of Restated Articles of Westport Innovations Inc.

3.2*	By-law No. 1 of Westport Innovations Inc.

5.1**	Opinion of Bennett Jones LLP regarding legality of securities being registered

8.1****	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. income tax matters

8.2***	Opinion of Bennett Jones LLP, regarding certain Canadian income tax matters

10.1	Voting Agreement by and between Westport Innovations Inc., Fuel Systems Solutions, Inc. and Kevin Douglas (included as Annex C to the proxy statement/prospectus filed herewith)

10.2******	Investment Agreement, dated as of January 11, 2016, by and between Westport Innovations Inc. and Pangaea Two Management, LP

10.3******	Amending Agreement, dated as of March 6, 2016, by and among Westport Innovations Inc., Pangaea Two Management, LP, and, solely for the purposes of Section 10 thereof, Fuel Systems Solutions, Inc.

21.1*	Subsidiary List of Westport Innovations Inc.

23.1******	Consent of Deloitte LLP

23.2******	Consent of PricewaterhouseCoopers LLP

23.3******	Consent of KPMG LLP

23.4*	Consent of Bennett Jones LLP (included as part of Exhibits 5.1 and 8.2)

23.5****	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.1)

24.1*	Powers of Attorney (included on signature page)

99.1*****	Form of Proxy Card for Special Meeting of Stockholders of Fuel Systems Solutions, Inc.

99.2*	Consent of J.P. Morgan Securities LLC, dated as of October 19, 2015

99.3*****	Consent of J.P. Morgan Securities LLC, dated as of March 24, 2016

*	Previously filed with the registrant’s Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on October 19, 2015.
**	Previously filed with the registrant’s Amendment No. 1 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on December 28, 2015.
***	Previously filed with the registrant’s Amendment No. 2 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on February 10, 2016.
****	Previously filed with the registrant’s Amendment No. 3 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on February 16, 2016.
*****	Previously filed with the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on March 25, 2016.
******	Previously filed with the registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form F-4, which was filed with the Securities and Exchange Commission on April 21, 2016.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Westport agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.